

INVESTMENTS®

Annual Report

MARCH 31, 2019

	Ticker							
	Class A	Class B	Class C	Class E	Class I	Class N	Class R	Class Y
IVY FUNDS								
Ivy Asset Strategy Fund	WASAX	WASBX	WASCX	IASEX	IVAEX	IASTX	IASRX	WASYX
Ivy Balanced Fund	IBNAX	IBNBX	IBNCX	IVYEX	IYBIX	IBARX	IYBFX	IBNYX
Ivy Energy Fund	IEYAX	IEYBX	IEYCX	IVEEX	IVEIX	IENRX	IYEFX	IEYYX
Ivy LaSalle Global Real Estate Fund	IREAX	IREBX	IRECX		IRESX	IRENX	IRERX	IREYX
Ivy Natural Resources Fund	IGNAX	IGNBX	IGNCX	IGNEX	IGNIX	INRSX	IGNRX	IGNYX
Ivy Science and Technology Fund	WSTAX	WSTBX	WSTCX	ISTEX	ISTIX	ISTNX	WSTRX	WSTYX
Ivy Securian Real Estate Securities Fund	IRSAX	IRSBX	IRSCX	IREEX	IREIX	IRSEX	IRSRX	IRSYX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.

MARCH 31, 2019 (UNAUDITED)



Philip J. Sanders, CFA

Dear Shareholder,

We saw a little bit of everything over the fiscal period. The first half of the fiscal year remained relatively calm, while the second half saw dramatic market volatility at the end of 2018, followed by a solid rally in early 2019. The U.S. stock market, which hit record highs during 2018, concluded the year with the worst quarter for U.S. equities since 2011. Then, over the first calendar quarter of 2019, the S&P 500 Index turned in its best quarter since 2009, as major U.S. stock indexes are approaching record highs again.

While investors continue to ride the ups and downs, one aspect that has stayed constant is uncertainty. Trade disputes, geopolitical tensions and slowing global growth rates all remain capable of rattling the financial markets.

The U.S. Federal Reserve (Fed) has indicated that short-term interest rates are close to what it believes to be neutral, meaning that policy is neither loose nor restrictive. Certainly, the more dovish stance by the Fed, with its pivot away from the steady interest rate increases of 2018, has helped with market sentiment, as has the accommodative position of the European Central Bank.

By the end of the fiscal period, global stocks continued to rise as inflation remained contained and economic growth around the world slows. The overall sluggish pace of economic expansion, particularly in the eurozone, has led us to revisit our global growth forecast for the year. However, we believe headway on a number of key issues could lead to an uptick in growth later this year. While we project U.S. GDP growth around 2.5% for the year, it's clear that the waning effect of tax cuts and fiscal stimulus, along with the trade dispute between the U.S. and China, continue to weigh on economic activity. Nonetheless, there is confidence that a recession will be averted. It does look like the global economy could improve in the back half of the year, which would lead to better earnings growth in the second half, perhaps helping to sustain the stock rally.

Emerging markets faced multiple headwinds over the fiscal year, namely a strong dollar, China's focus on deleveraging and regulations, trade wars, volatile energy prices and increased geopolitical risks. By comparison, U.S. equities broadly have benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

Looking ahead, while we believe volatility remains possible, the landscape should present more selective opportunities for investors. As we review those opportunities, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors.

We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Economic Snapshot

	3/31/2019	3/31/2018
S&P 500 Index	2,834.40	2,640.87
MSCI EAFE Index	1,875.43	2,005.67
10-Year Treasury Yield	2.41%	2.74%
U.S. unemployment rate	3.8%	4.0%
30-year fixed mortgage rate	4.06%	4.44%
Oil price per barrel	$ 60.14	$ 64.94

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2019.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions,

for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

Fund	Actual[1] Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Asset Strategy Fund							
Class A	$1,000	$980.80	$5.65	$1,000	$1,019.22	$5.75	1.14%
Class B**	$1,000	$977.00	$9.49	$1,000	$1,015.37	$9.67	1.92%
Class C	$1,000	$977.40	$9.10	$1,000	$1,015.71	$9.27	1.85%
Class E	$1,000	$981.30	$5.05	$1,000	$1,019.83	$5.15	1.02%[3]
Class I	$1,000	$982.00	$4.36	$1,000	$1,020.58	$4.45	0.87%
Class N	$1,000	$982.60	$4.06	$1,000	$1,020.85	$4.14	0.82%
Class R	$1,000	$979.00	$7.12	$1,000	$1,017.74	$7.26	1.44%
Class Y	$1,000	$981.00	$5.45	$1,000	$1,019.46	$5.55	1.10%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	
Ivy Balanced Fund							
Class A	$1,000	$ 993.40	$ 5.38	$1,000	$ 1,019.49	$ 5.45	1.09%
Class B**	$1,000	$ 989.60	$ 9.15	$1,000	$ 1,015.70	$ 9.27	1.85%
Class C	$1,000	$ 989.70	$ 8.95	$1,000	$ 1,015.95	$ 9.07	1.80%
Class E***	$1,000	$ 994.20	$ 4.69	$1,000	$1,020.23	$ 4.75	0.94%
Class I	$1,000	$ 994.50	$ 4.19	$1,000	$1,020.72	$ 4.24	0.85%
Class N	$1,000	$ 995.30	$ 3.49	$1,000	$ 1,021.45	$ 3.54	0.70%
Class R	$1,000	$ 991.70	$ 7.07	$1,000	$ 1,017.79	$ 7.16	1.43%
Class Y	$1,000	$ 993.40	$ 5.38	$1,000	$ 1,019.49	$ 5.45	1.09%
Ivy Energy Fund							
Class A	$1,000	$ 724.70	$ 6.04	$1,000	$ 1,017.89	$ 7.06	1.41%
Class B**	$1,000	$ 721.80	$ 9.81	$1,000	$ 1,013.48	$ 11.48	2.29%
Class C	$1,000	$ 722.00	$ 9.04	$1,000	$ 1,014.39	$10.58	2.11%
Class E***	$1,000	$ 725.20	$ 5.18	$1,000	$ 1,018.91	$ 6.06	1.21%
Class I	$1,000	$ 726.40	$ 4.23	$1,000	$ 1,019.99	$ 4.95	0.99%
Class N	$1,000	$ 726.30	$ 4.06	$1,000	$1,020.20	$ 4.75	0.95%
Class R	$1,000	$ 723.50	$ 7.24	$1,000	$ 1,016.52	$ 8.47	1.69%
Class Y	$1,000	$ 724.90	$ 5.78	$1,000	$ 1,018.24	$ 6.76	1.34%
Ivy LaSalle Global Real Estate Fund							
Class A	$1,000	$ 1,081.70	$ 8.33	$1,000	$ 1,016.89	$ 8.07	1.61%[4]
Class B**	$1,000	$1,078.40	$ 11.22	$1,000	$ 1,014.11	$10.88	2.17%
Class C	$1,000	$1,077.50	$ 11.63	$1,000	$ 1,013.72	$ 11.28	2.25%
Class I	$1,000	$ 1,083.10	$ 6.35	$1,000	$ 1,018.82	$ 6.16	1.23%[5]
Class N	$1,000	$1,083.90	$ 5.94	$1,000	$ 1,019.27	$ 5.75	1.14%[5]
Class R	$1,000	$1,079.70	$10.09	$1,000	$ 1,015.27	$ 9.77	1.94%
Class Y	$1,000	$1,082.20	$ 7.81	$1,000	$ 1,017.44	$ 7.57	1.50%
Ivy Natural Resources Fund							
Class A	$1,000	$ 865.50	$ 7.56	$1,000	$ 1,016.82	$ 8.17	1.63%
Class B**	$1,000	$ 858.70	$ 14.31	$1,000	$1,009.55	$15.47	3.08%
Class C	$1,000	$ 862.80	$10.06	$1,000	$ 1,014.09	$10.88	2.17%
Class E	$1,000	$ 867.00	$ 5.79	$1,000	$ 1,018.76	$ 6.26	1.24%
Class I	$1,000	$ 867.70	$ 5.04	$1,000	$ 1,019.57	$ 5.45	1.08%
Class N	$1,000	$ 868.30	$ 4.30	$1,000	$1,020.36	$ 4.65	0.92%
Class R	$1,000	$ 865.00	$ 7.65	$1,000	$ 1,016.70	$ 8.27	1.65%
Class Y	$1,000	$ 867.00	$ 6.16	$1,000	$ 1,018.37	$ 6.66	1.32%

See footnotes on page 6.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	
Ivy Science and Technology Fund							
Class A	$1,000	$ 998.90	$ 5.90	$1,000	$1,019.00	$ 5.96	1.19%
Class B**	$1,000	$ 994.90	$10.07	$1,000	$ 1,014.82	$ 10.17	2.03%
Class C	$1,000	$ 995.30	$ 9.68	$1,000	$ 1,015.26	$ 9.77	1.94%
Class E	$1,000	$ 998.50	$ 6.50	$1,000	$ 1,018.46	$ 6.56	1.30%
Class I	$1,000	$1,000.00	$ 4.80	$1,000	$1,020.09	$ 4.85	0.97%
Class N	$1,000	$1,000.80	$ 4.10	$1,000	$1,020.87	$ 4.14	0.81%
Class R	$1,000	$ 997.20	$ 7.69	$1,000	$ 1,017.22	$ 7.77	1.55%
Class Y	$1,000	$ 998.90	$ 5.90	$1,000	$ 1,018.99	$ 5.96	1.19%
Ivy Securian Real Estate Securities Fund							
Class A	$1,000	$1,080.30	$ 7.39	$1,000	$ 1,017.81	$ 7.16	1.43%
Class B**	$1,000	$ 1,075.10	$12.45	$1,000	$ 1,012.97	$12.08	2.40%
Class C	$1,000	$ 1,076.10	$ 11.31	$1,000	$ 1,014.06	$10.98	2.18%
Class E	$1,000	$1,080.30	$ 7.39	$1,000	$ 1,017.87	$ 7.16	1.42%
Class I	$1,000	$1,082.00	$ 5.52	$1,000	$ 1,019.67	$ 5.35	1.06%
Class N	$1,000	$1,082.70	$ 4.79	$1,000	$1,020.38	$ 4.65	0.91%
Class R	$1,000	$1,078.90	$ 8.42	$1,000	$ 1,016.81	$ 8.17	1.63%
Class Y	$1,000	$ 1,081.00	$ 6.66	$1,000	$ 1,018.56	$ 6.46	1.28%

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2019, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized expense ratio based on the period excluding litigation expenses was 1.00%.

(4)Annualized expense ratio based on the period excluding reorganization expenses was 1.51%.

(5)Annualized expense ratio based on the period excluding reorganization expenses was 1.05%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Chace Brundige



W. Jeffery Surles

Below, F. Chace Brundige, CFA, and W. Jeffery Surles, CFA, portfolio managers of Ivy Asset Strategy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Brundige has 25 years of industry experience and has managed the Fund for four years. Mr. Surles has 17 years of industry experience and has managed the Fund since February 2018. Co-portfolio manager Cynthia Prince-Fox retired from the firm in April 2018.

For the 12 Months Ended March 31, 2019

Ivy Asset Strategy Fund (Class A shares at net asset value)	2.67%
Ivy Asset Strategy Fund (Class A shares including sales charges)	-3.25%

Benchmark(s) and Lipper and Morningstar Categories

MSCI ACWI Index (generally reflects the performance of stocks in 46 developed and emerging markets)	2.60%
Lipper Alternative Global Macro Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.99%
Morningstar World Allocation Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.09%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

New process for new fiscal year

The Fund turned over a new leaf during the year, operating under its new investment process and risk budget for the entire fiscal year. This proved to be beneficial, as the year ended up being very volatile for asset prices. Those prices started the fiscal year firmly in positive territory with relatively benign volatility until things changed in September. From mid-September through mid-December, most markets sharply corrected, which put a damper on otherwise strong returns for the year.

A confluence of factors came to the surface during the final calendar quarter, leading to a ferocious drawdown in asset prices. Fears about the U.S. Federal Reserve (Fed) overtightening monetary policy, global trade wars, government shutdowns and Brexit led to the largest repricing of risk assets since the global financial crisis.

While global economic growth largely held up during the calendar year, several leading indicators began to show cracks in the fourth quarter and added to the uncertainty. Purchasing manager index data globally started to slow, profit warnings materialized from several bellwether companies, European consumer data weakened and commodity prices tanked. As we entered the first quarter of 2019, central banks globally signaled a shift toward an easier policy stance, assuaging many of those fears and leading asset prices to rebound strongly.

Positive performance in volatile year

The Fund had a positive return for the fiscal year and slightly outperformed its benchmark. It also outperformed its peer category averages.

For the first two quarters of the fiscal year, the Fund was positioned more aggressively and operating near the top end of its risk budget of 70-90% of its benchmark's risk. This served the Fund well as it kept pace with, and even exceeded, the benchmark's performance while it was experiencing positive returns.

Due to a growing number of macro headwinds combined with stretched valuations, we reduced risk in the Fund below the midpoint (< 80% predicted total risk) of its risk target toward the end of the third calendar quarter. That risk reduction helped relative performance versus the benchmark and the Fund remained just below the midpoint of its risk budget for the remainder of the fiscal year.

The equity sleeve outperformed the benchmark, starting the fiscal year strongly but struggling in fourth-quarter 2018 and early in first-quarter 2019 before rebounding into the end of the fiscal year. This was especially true in the energy sector, where our exposure to Exploration & Production and Oil Services industry segments trumped the fact that we were underweight the worst-performing sector. During that quarter, our stocks in India performed well with that country — which is a huge importer of energy — benefiting from the decline in oil prices and handily outperforming most emerging markets. For the full fiscal year, the Fund's equity outperformance was focused in growth areas such as technology, but buttressed by value selections such as HCA Healthcare and also solid stock selection in consumer staples, assisted by an increase in weight for the second half of the fiscal year. In that vein, our increase in consumer staples occurred in late summer as we trimmed some of our largest technology winners where valuations approached our targets. Airbus SE contributed to performance for the fiscal year and remains an important position in the Fund. Axis Bank, a private sector bank in India, was a contributor as was AIA Group Ltd. in Hong Kong, a long-time position in the Fund. HCA Healthcare and Axis Bank no longer were holdings in the Fund at March 31, 2019. European banks fared much worse, as the hope for a shift from negative deposit rates faded through the year while U.S. banks began to suffer from the perceived end to current Fed interest rate hikes.

The fixed income sleeve was the best performing asset class throughout the fiscal year, despite experiencing a rough final calendar quarter in 2018. It rebounded strongly in the first quarter of 2019 and ended the fiscal year higher. Many of our fixed income positions contained optionality to higher interest rates either through floating interest rate structures or fixed-to-floating coupon optionality. Those characteristics did not hold up as well as we would have liked during the fourth quarter of 2019 as interest rates rallied aggressively and the market started pricing in a reduced probability of additional Fed rate hikes. Despite those headwinds, the fixed income sleeve generally served its purpose well throughout the year, dampening volatility while generating relative return against the benchmark.

Gold detracted from performance for the year, falling just over 2.5%. However, it served its purpose well during the market drawdown in fourth-quarter 2018, rising over 7.5% and showing why we own it as a diversifying asset.

Given the risk position early in the fiscal year, the Fund had heavy equity weightings through most of the first two quarters. The equity weighting was in the mid-70% area at the start of the fiscal year and remained close to that level until we reduced risk near the end of the third calendar quarter. For the rest of the year, the equity weighting was in the high 60% area. Fixed income comprised about 20% of assets early in the year until rising to just over 25% as we reduced risk. The gold allocation held fairly stable at 4.5-5% of assets.

The Fund utilized derivatives over the reporting period, but the usage of derivatives had no material impact on the Fund's performance.

Outlook

After the market drawdown in fourth-quarter 2018, we lamented the fact that we had not reduced risk a bit further but feel fortunate to have stuck with our positioning heading into the first quarter of 2019 because of the rebound.

We believe some of the things that began to go right at the start of the year could continue on a positive trajectory. Key among those are:

- A rebound in Chinese growth, driven by simulative policy, leading to renewed growth for its trading partners including ASEAN, Japan, Germany, and others.

- Continued support from the Fed and the ECB, inasmuch as the expected path of short-term rates remains more or less where it is today — flat to down. However, we remain cautious in that renewed global growth could certainly bring at least a bit of inflation with it, and thus a change in the messaging from key central banks.

- US data seems to have bottomed, more or less, over the last few months. This makes sense given the anniversary of fiscal stimulus softening, the Fed becoming more supportive, and long rates falling — a very important tailwind for housing.

- Europe, too, seems likely to improve, though the magnitude is tough to gauge. Brexit remains a wildcard, as is the China recovery and global demand for European autos.

Overall, we expect to stay in the middle of our risk budget, with equities just under 70% of assets under management in the Fund. We will remain disciplined with regard to our price targets, taking advantage of what we consider mispricings where we see them — whether in equities or credit, in the U.S. and the rest of the world.

As always, we will continue to make room for our best ideas, sizing them appropriately, and offsetting unwanted risks actively in an effort to produce equity-like returns with less risk.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

The Fund may allocate its assets among different asset classes of varying correlation around the globe.

The Fund's Equity Sleeve typically holds a limited number of stocks (generally 50 to 70). As a result, the appreciation or depreciation of any one security held by the Fund may have a greater impact on the Fund's NAV than it would if it invested in a larger number of securities.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

The Fund's Diversifying Sleeve includes fixed-income securities, that are subject to interest-rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds.

Loans (including loan assignments, loan participations and other loan instruments) carry other risks, including the risk of insolvency of the lending bank or other intermediary. Loans may be unsecured or not fully collateralized may be subject to restrictions on resale and sometimes trade infrequently on the secondary market.

The Fund may use a variety of derivative instruments for various purposes. The Fund may, at any given time, use options, both written and purchased, on an index or on individual or baskets of equity securities, in an attempt to gain exposure to certain sectors or securities or to enhance income.

Investing in commodities is generally considered speculative because of the significant potential for investment loss due to cyclical economic conditions, sudden political events, and adverse international monetary policies. Markets for commodities are likely to be volatile and the Fund may pay more to store and accurately value its commodity holdings than it does with the Fund's other holdings.

These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Asset Strategy Fund's performance.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	68.1%
Information Technology	13.5%
Financials	10.4%
Industrials	10.3%
Health Care	9.6%
Consumer Staples	8.6%
Consumer Discretionary	6.1%
Energy	5.0%
Communication Services	3.0%
Materials	0.9%
Utilities	0.7%
Bullion (Gold)	4.9%
Bonds	26.3%
Corporate Debt Securities	16.2%
Loans	5.6%
United States Government and Government Agency Obligations	3.0%
Other Government Securities	1.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.7%

Country Weightings

North America	52.5%
United States	51.5%
Other North America	1.0%
Europe	29.2%
France	6.1%
Switzerland	5.3%
United Kingdom	4.6%
Netherlands	3.5%
Other Europe	9.7%
Pacific Basin	11.2%
Bullion (Gold)	4.9%
South America	1.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.7%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Airbus SE	France	Industrials	Aerospace & Defense
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Royal Dutch Shell plc, Class A	Netherlands	Energy	Integrated Oil & Gas
Wal-Mart Stores, Inc.	United States	Consumer Staples	Hypermarkets & Super Centers
QUALCOMM, Inc.	United States	Information Technology	Semiconductors
Philip Morris International, Inc.	United States	Consumer Staples	Tobacco

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Asset Strategy Fund, Class A Shares[1]	$17,072
MSCI ACWI Index	$31,013

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-3.25%	-1.51%	1.99%	0.17%	2.93%	3.03%	2.32%	2.70%
5-year period ended 3-31-19	-0.79%	-0.49%	-0.32%	-0.05%	0.65%	—	0.05%	0.41%
10-year period ended 3-31-19	5.49%	5.47%	5.35%	5.87%	6.38%	—	5.76%	6.14%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	0.90%	—	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 1.1%		
Discovery Holding Co., Class A (A)	1,209	$ 32,654
Integrated Telecommunication Services – 0.8%		
China Unicom Ltd. (B)	19,772	25,174
Interactive Media & Services – 1.1%		
Alphabet, Inc., Class A (A)	30	35,013
Total Communication Services – 3.0%		92,841
Consumer Discretionary		
Auto Parts & Equipment – 0.9%		
Magna International, Inc. (B)	565	27,518
Automobile Manufacturers – 0.8%		
Suzuki Motor Corp. (B)	582	25,803
Home Improvement Retail – 1.1%		
Home Depot, Inc. (The)	174	33,342
Hotels, Resorts & Cruise Lines – 0.1%		
Studio City International Holdings Ltd. ADR (A)	203	3,215
Internet & Direct Marketing Retail – 1.7%		
Amazon.com, Inc. (A)	30	53,403
Leisure Products – 0.5%		
Media Group Holdings LLC, Series H (A)(C)(D)(E)(F)	640	—*
Media Group Holdings LLC, Series T (A)(C)(D)(E)(F)	80	13,626
		13,626
Restaurants – 1.0%		
Compass Group plc (B)	1,333	31,367
Total Consumer Discretionary – 6.1%		188,274
Consumer Staples		
Household Products – 1.4%		
Procter & Gamble Co. (The)	423	43,997
Hypermarkets & Super Centers – 1.6%		
Wal-Mart Stores, Inc.	502	48,976
Packaged Foods & Meats – 1.8%		
Nestle S.A., Registered Shares (B)	587	56,014
Personal Products – 0.9%		
Beiersdorf Aktiengesellschaft (B)	250	26,064
Soft Drinks – 0.9%		
Coca-Cola Co. (The)	620	29,054
Tobacco – 2.0%		
ITC Ltd. (B)	3,316	$ 14,222
Philip Morris International, Inc.	527	46,596
		60,818
Total Consumer Staples – 8.6%		264,923
Energy		
Integrated Oil & Gas – 1.6%		
Royal Dutch Shell plc, Class A (B)	1,566	49,120
Oil & Gas Equipment & Services – 0.6%		
Halliburton Co.	635	18,602
Oil & Gas Exploration & Production – 2.0%		
Cabot Oil & Gas Corp.	713	18,602
EOG Resources, Inc.	274	26,108
Noble Energy, Inc.	710	17,552
		62,262
Oil & Gas Storage & Transportation – 0.8%		
Enterprise Products Partners L.P.	796	23,160
Total Energy – 5.0%		153,144
Financials		
Consumer Finance – 0.8%		
ORIX Corp. (B)	1,635	23,491
Diversified Banks – 4.3%		
BNP Paribas S.A. (B)	543	25,852
China Construction Bank Corp. (B)	34,411	29,537
Industrial and Commercial Bank of China Ltd., H Shares (B)	40,264	29,569
Kabushiki Kaisha Mitsubishi Tokyo Financial Group (B)	4,888	24,177
UniCredit S.p.A. (B)	1,939	24,903
		134,038
Life & Health Insurance – 1.5%		
AIA Group Ltd. (B)	4,541	45,405
Multi-Line Insurance – 1.0%		
Sampo plc, A Shares (B)	718	32,558
Multi-Sector Holdings – 1.1%		
Berkshire Hathaway, Inc., Class B (A)	165	33,046
Other Diversified Financial Services – 0.9%		
Citigroup, Inc.	457	28,419
Regional Banks – 0.8%		
KeyCorp	1,619	25,496
Total Financials – 10.4%		322,453
Health Care		
Biotechnology – 1.7%		
BioMarin Pharmaceutical, Inc. (A)	366	$ 32,550
Sarepta Therapeutics, Inc. (A)	177	21,130
		53,680
Health Care Equipment – 1.5%		
Medtronic plc	491	44,738
Life Sciences Tools & Services – 0.6%		
Qiagen N.V. (A)	424	17,266
Managed Health Care – 0.8%		
UnitedHealth Group, Inc.	94	23,311
Pharmaceuticals – 5.0%		
Elanco Animal Health, Inc. (A)	540	17,302
Merck KGaA (B)	224	25,519
Pfizer, Inc.	1,433	60,878
Roche Holdings AG, Genusscheine (B)	88	24,219
Zoetis, Inc.	265	26,628
		154,546
Total Health Care – 9.6%		293,541
Industrials		
Aerospace & Defense – 3.8%		
Airbus SE (B)	475	62,984
Lockheed Martin Corp.	84	25,134
Northrop Grumman Corp.	107	28,933
		117,051
Construction & Engineering – 2.3%		
Larsen & Toubro Ltd. (B)	1,933	38,667
Vinci (B)	329	32,038
		70,705
Construction Machinery & Heavy Trucks – 1.0%		
Caterpillar, Inc.	219	29,713
Electrical Components & Equipment – 0.9%		
Schneider Electric S.A. (B)	351	27,576
Railroads – 1.7%		
Kansas City Southern	223	25,849
Union Pacific Corp.	168	28,083
		53,932
Trading Companies & Distributors – 0.6%		
Ferguson plc (B)	302	19,237
Total Industrials – 10.3%		318,214
Information Technology		
Application Software – 2.5%		
Adobe, Inc. (A)	161	42,812
Intuit, Inc.	132	34,380
		77,192

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Data Processing & Outsourced Services – 1.7%		
Visa, Inc., Class A	343	$ 53,530
Electronic Equipment & Instruments – 0.7%		
Keyence Corp. (B)	34	21,444
Semiconductor Equipment – 1.9%		
Applied Materials, Inc.	765	30,326
ASML Holding N.V., Ordinary Shares (B)	157	29,417
		59,743
Semiconductors – 2.7%		
QUALCOMM, Inc.	836	47,682
Taiwan Semiconductor Manufacturing Co. Ltd. (B)	4,565	36,561
		84,243
Systems Software – 3.2%		
Microsoft Corp.	830	97,858
Technology Hardware, Storage & Peripherals – 0.8%		
Samsung Electronics Co. Ltd. (B)	594	23,448
Total Information Technology – 13.5%		417,458
Materials		
Diversified Metals & Mining – 0.9%		
Glencore International plc (B)	6,594	27,326
Total Materials – 0.9%		27,326
Utilities		
Electric Utilities – 0.7%		
E.ON AG (B)	2,082	23,172
Total Utilities – 0.7%		23,172
TOTAL COMMON STOCKS – 68.1%		$2,101,346
(Cost: $2,355,340)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 2.0%		
Altice Financing S.A., 7.500%, 5-15-26 (G)	$ 2,612	2,586
Altice France S.A., 8.125%, 2-1-27 (G)	9,600	9,696
Altice S.A.:		
7.750%, 5-15-22 (G)	19,552	19,527
7.625%, 2-15-25 (G)	26,532	23,249
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal) (3-Month U.S. LIBOR plus 63 bps), 3.417%, 4-15-24 (H)	5,472	5,477
		60,535

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Integrated Telecommunication Services – 1.2%		
Frontier Communications Corp.:		
7.625%, 4-15-24	$ 7,881	$ 4,315
6.875%, 1-15-25	16,119	8,684
11.000%, 9-15-25 (I)	21,820	14,378
9.000%, 8-15-31	7,881	4,413
Olympus Merger Sub, Inc., 8.500%, 10-15-25 (G)(I)	6,325	5,440
		37,230
Total Communication Services – 3.2%		97,765
Consumer Staples		
Food Distributors – 0.3%		
MARB BondCo plc (GTD by Marfrig Global Foods S.A., Marfrig Overseas Ltd. and Marfrig Holdings (Europe) B.V.), 7.000%, 3-15-24 (G)	9,588	9,492
Tobacco – 0.4%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.), 5.950%, 2-14-49	12,000	12,875
Total Consumer Staples – 0.7%		22,367
Energy		
Oil & Gas Drilling – 0.1%		
KCA Deutag UK Finance plc, 9.875%, 4-1-22 (G)	4,167	3,584
Oil & Gas Equipment & Services – 0.2%		
SESI LLC, 7.125%, 12-15-21	8,037	7,203
Oil & Gas Storage & Transportation – 0.4%		
Energy Transfer Partners L.P., 6.250%, 2-15-66	7,000	6,615
Plains All American Pipeline L.P., 6.125%, 11-15-65	5,000	4,687
		11,302
Total Energy – 0.7%		22,089
Financials		
Diversified Banks – 6.2%		
Barclays plc:		
7.875%, 12-29-49	37,158	38,398
8.000%, 6-15-64	7,987	8,167
BNP Paribas S.A., 6.625%, 9-25-67 (G)	4,194	4,189
Intesa Sanpaolo S.p.A., 5.710%, 1-15-26 (G)	12,178	11,896
Nordea Bank AB, 6.625%, 9-26-67 (G)	15,977	15,937
Royal Bank of Scotland Group plc (The), 8.625%, 12-29-49	42,786	45,567

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Diversified Banks (Continued)		
Societe Generale Group, 7.375%, 12-29-49 (G)	$ 27,277	$ 28,129
Standard Chartered plc, 7.500%, 12-29-49 (G)	14,224	14,829
TerraForm Global Operating LLC (GTD by Terra Form Global LLC), 6.125%, 3-1-26 (G)	2,500	2,438
UniCredit S.p.A.:		
5.861%, 6-19-32 (G)	15,300	14,071
7.296%, 4-2-34 (G)	6,388	6,443
		190,064
Diversified Capital Markets – 1.2%		
Credit Suisse Group AG:		
7.125%, 7-29-66 (I)	22,601	23,194
7.500%, 6-11-67 (G)	14,050	14,857
		38,051
Investment Banking & Brokerage – 0.5%		
Goldman Sachs Group, Inc. (The) (3-Month U.S. LIBOR plus 117 bps), 3.854%, 5-15-26 (H)	15,554	15,258
Other Diversified Financial Services – 0.2%		
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK), 10.625%, 5-1-19 (G)(J)	14,676	7,265
Specialized Finance – 0.1%		
Syngenta Finance N.V., 5.182%, 4-24-28 (G)	1,770	1,800
Total Financials – 8.2%		252,438
Health Care		
Health Care Supplies – 0.0%		
Kinetic Concepts, Inc. and KCI USA, Inc., 12.500%, 11-1-21 (G)	225	244
Total Health Care – 0.0%		244
Industrials		
Railroads – 0.3%		
Rumo Luxembourg S.a.r.l., 7.375%, 2-9-24 (G)	7,269	7,732
Russian Railways via RZD Capital Ltd., 8.300%, 4-2-19 (K)	RUB50,000	762
		8,494
Security & Alarm Services – 0.8%		
Prime Security Services Borrower LLC, 9.250%, 5-15-23 (G)	$ 23,107	24,263
Total Industrials – 1.1%		32,757

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Information Technology		
Data Processing & Outsourced Services – 0.3%		
Alliance Data Systems Corp.,		
5.375%, 8-1-22 (G) . . . . $	8,140	$ 8,246
IT Consulting & Other Services – 0.4%		
Atento Luxco 1 S.A.,		
6.125%, 8-10-22 (G)	12,711	12,629
Semiconductors – 0.4%		
Broadcom, Inc.,		
4.250%, 4-15-26 (G)	11,975	11,887
Technology Hardware, Storage & Peripherals – 0.2%		
Dell International LLC and EMC Corp.,		
4.900%, 10-1-26 (G)	5,592	5,694
Total Information Technology – 1.3%		38,456
Materials		
Diversified Metals & Mining – 0.8%		
Glencore Funding LLC:		
4.125%, 3-12-24 (G)	9,585	9,686
4.875%, 3-12-29 (G)	15,975	16,080
		25,766
Steel – 0.2%		
EVRAZ plc,		
5.250%, 4-2-24 (G)	5,589	5,587
Total Materials – 1.0%		31,353
TOTAL CORPORATE DEBT SECURITIES – 16.2%		$497,469

(Cost: $510,722)

OTHER GOVERNMENT SECURITIES (L)

	Principal	Value
Argentina – 1.5%		
Province of Buenos Aires,		
7.875%, 6-15-27 (G)	7,000	5,093
Province of Mendoza,		
8.375%, 5-19-24	15,788	12,670
Republic of Argentina:		
4.625%, 1-11-23	24,469	20,040
6.875%, 1-26-27	3,000	2,427
5.875%, 1-11-28	7,900	6,059
		46,289
Canada – 0.0%		
Province of Ontario,		
4.400%, 6-2-19 (K) . . . . CAD	2,000	1,503
TOTAL OTHER GOVERNMENT SECURITIES – 1.5%		$ 47,792

(Cost: $58,321)

LOANS (H)

	Principal	Value
Communication Services		
Integrated Telecommunication Services – 0.7%		
West Corp. (3-Month ICE LIBOR plus 400 bps),		
6.629%, 10-10-24	$23,522	$22,027
Total Communication Services – 0.7%		22,027
Consumer Staples		
Hypermarkets & Super Centers – 0.1%		
GOBP Holdings, Inc. (ICE LIBOR plus 375 bps),		
6.351%, 10-22-25	2,833	2,797
Total Consumer Staples – 0.1%		2,797
Energy		
Oil & Gas Storage & Transportation – 0.2%		
EPIC Crude Services L.P. (ICE LIBOR plus 500 bps),		
7.490%, 2-21-26	7,400	7,305
Total Energy – 0.2%		7,305
Financials		
Financial Exchanges & Data – 0.4%		
Financial & Risk U.S. Holdings, Inc. (ICE LIBOR plus 375 bps),		
6.249%, 10-1-25	11,695	11,346
Investment Banking & Brokerage – 0.4%		
Jane Street Group LLC (ICE LIBOR plus 375 bps),		
5.499%, 8-25-22	11,666	11,615
Property & Casualty Insurance – 1.6%		
Amynta Agency Borrower, Inc. (ICE LIBOR plus 400 bps),		
6.999%, 2-28-25	21,156	20,574
Hub International Ltd. (ICE LIBOR plus 300 bps),		
5.515%, 4-25-25	1,935	1,869
USI, Inc. (ICE LIBOR plus 300 bps),		
5.601%, 5-16-24	27,220	26,359
		48,802
Total Financials – 2.4%		71,763
Health Care		
Health Care Facilities – 0.6%		
RegionalCare Hospital Partners Holdings, Inc. (ICE LIBOR plus 450 bps),		
6.982%, 11-16-25	7,967	7,871
Surgery Center Holdings, Inc. (ICE LIBOR plus 325 bps),		
5.750%, 8-31-24	10,505	10,312
		18,183

LOANS (H) (Continued)

	Principal	Value
Health Care Services – 0.3%		
Heartland Dental LLC,		
0.000%, 4-30-25 (M) . . . . $	215	$ 208
Heartland Dental LLC (ICE LIBOR plus 375 bps),		
6.249%, 4-30-25	9,579	9,288
		9,496
Health Care Technology – 0.3%		
Verscend Holding Corp. (ICE LIBOR plus 450 bps),		
6.999%, 8-27-25	10,746	10,652
Total Health Care – 1.2%		38,331
Information Technology		
Application Software – 0.4%		
Avaya, Inc. (ICE LIBOR plus 425 bps):		
6.734%, 12-15-24	7,274	7,236
6.849%, 12-15-24	4,398	4,375
		11,611
Total Information Technology – 0.4%		11,611
Materials		
Construction Materials – 0.6%		
Hillman Group, Inc. (The) (ICE LIBOR plus 350 bps),		
6.499%, 5-31-25	19,493	18,567
Total Materials – 0.6%		18,567
TOTAL LOANS – 5.6%		$ 172,401

(Cost: $176,844)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected Obligations – 2.0%		
U.S. Treasury Notes:		
0.125%, 4-15-21	25,215	25,018
0.625%, 1-15-26	37,970	38,414
		63,432
Treasury Obligations – 1.0%		
U.S. Treasury Bonds,		
2.750%, 8-15-47 (N)	29,882	29,527
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 3.0%		$ 92,959

(Cost: $93,257)

	Troy Ounces	Value
BULLION – 4.9%		
Gold	116	150,540

(Cost: $137,353)

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (O) – 0.8%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/ COB), 2.737%, 4-8-19	$ 1,913	$ 1,912
CVS Health Corp., 2.621%, 4-1-19	5,000	4,999
International Paper Co.:		
2.664%, 4-4-19	2,000	1,999
2.714%, 4-5-19	4,000	3,998
Kroger Co. (The), 2.571%, 4-1-19	6,000	5,999
Wisconsin Electric Power Co., 2.601%, 4-2-19	5,000	4,998
		23,905
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (P)	4,449	4,449
Money Market Funds – 0.1%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (Q)(R)	2,353	2,353

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.450%, 4-7-19 (P)	$2,000	$ 2,000
TOTAL SHORT-TERM SECURITIES – 1.1%		$ 32,707
(Cost: $32,712)		
TOTAL INVESTMENT SECURITIES – 100.4%		$3,095,214
(Cost: $3,364,549)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		(10,861)
NET ASSETS – 100.0%		$3,084,353

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)Listed on an exchange outside the United States.

(C)Restricted securities. At March 31, 2019, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
Media Group Holdings LLC, Series H	8-29-13 to 10-31-13	640	$ 448,211	$ —*
Media Group Holdings LLC, Series T	7-2-13 to 1-23-15	80	168,531	13,626
			$616,742	$13,626

The total value of these securities represented 0.4% of net assets at March 31, 2019.

(D)Investment is owned by an entity that is treated as a corporation for U.S. tax purposes and is owned by the Fund and consolidated as described in Note 5 of the Notes to Financial Statements.

(E)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(F)Securities whose value was determined using significant unobservable inputs.

(G)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2019 the total value of these securities amounted to $302,569 or 9.8% of net assets.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(I)All or a portion of securities with an aggregate value of $10,265 are on loan.

(J)Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(K)Principal amount and exercise prices are denominated in the indicated foreign currency, where applicable (CAD—Canadian Dollar and RUB—Russian Ruble).

MARCH 31, 2019

(L) Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(M) All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(N) All or a portion of securities with an aggregate value of $1,731 are held in collateralized accounts for OTC swap agreements collateral.

(O) Rate shown is the yield to maturity at March 31, 2019.

(P) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(Q) Investment made with cash collateral received from securities on loan.

(R) Rate shown is the annualized 7-day yield at March 31, 2019.

The following total return swap agreements were outstanding at March 31, 2019:

Underlying Security	Long/ Short	Counterparty	Maturity Date	Notional Amount	Financing Fee[1][2]	Value	Upfront Payments/ (Receipts)	Unrealized Depreciation
Western Digital Corp. vs. Seagate Technology plc	Long	JPMorgan Chase Bank N.A.	01/31/2020	$17,280	40 bps	$(1,402)	$—	$(1,402)

(1) The Fund pays the financing fee multiplied by the notional amount if long on the swap agreement. If the Fund is short on the swap agreement, the Fund receives the financing fee multiplied by the notional amount.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. If the Fund is long on the swap agreement, the Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return. If the Fund is short on the swap agreement, the Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 67,667	$ 25,174	$ —
Consumer Discretionary	117,478	57,170	13,626
Consumer Staples	168,623	96,300	—
Energy	104,024	49,120	—
Financials	86,961	235,492	—
Health Care	243,803	49,738	—
Industrials	137,712	180,502	—
Information Technology	306,588	110,870	—
Materials	—	27,326	—
Utilities	—	23,172	—
Total Common Stocks	$1,232,856	$ 854,864	$13,626
Corporate Debt Securities	—	497,469	—
Other Government Securities	—	47,792	—
Loans	—	172,401	—
United States Government Obligations	—	92,959	—
Bullion	150,540	—	—
Short-Term Securities	2,353	30,354	—
Total	$1,385,749	$1,695,839	$13,626
Liabilities			
Total Return Swaps	$ —	$ 1,402	$ —

CONSOLIDATED SCHEDULE OF INVESTMENTS IVY ASSET STRATEGY FUND *(in thousands)*

During the year ended March 31, 2019, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind
TB = Treasury Bill

Country Diversification

(as a % of net assets)

United States	51.5%
France	6.1%
Switzerland	5.3%
United Kingdom	4.6%
Netherlands	3.5%
Japan	3.1%
China	2.7%
Germany	2.4%
Luxembourg	2.2%
Italy	1.9%
India	1.8%
Hong Kong	1.6%
Finland	1.6%
Argentina	1.5%
Ireland	1.4%
Taiwan	1.2%
Canada	1.0%
Other Countries	1.0%
Other+	5.6%

+Includes gold bullion, liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Matthew A. Hekman



Mark G. Beischel



Susan Regan

Below, Matthew A. Hekman, Mark G. Beischel, CFA, and Susan K. Regan, the co-portfolio managers of Ivy Balanced Fund during the fiscal year ended March 31, 2019, discuss positioning, performance and results for the fiscal year. Mr. Hekman has managed the Fund since 2014, and has 20 years of industry experience. In April 2018, Rick Perry resigned his position as a portfolio manager. Mr. Beischel and Ms. Regan joined Mr. Hekman as co-portfolio managers of the Fund at that time. Mr. Beischel has 26 years of industry experience. Ms. Regan has 31 years of industry experience.

Fiscal year Performance

For the 12 Months Ended March 31, 2019

Ivy Balanced Fund (Class A shares at net asset value)	6.25%
Ivy Balanced Fund (Class A shares, including sales charges)	0.14%

Benchmark(s) and Lipper and Morningstar Categories

S&P 500 Index (Generally reflects the performance of large- and medium-sized U.S. stocks)	9.50%
Bloomberg Barclays U.S. Government/Credit Index (Generally reflects the performance of securities in the bond market)	4.48%
Lipper Mixed-Asset Target Allocation Growth Universe Average (Generally reflects the performance of the universe of strategies with similar investment objectives)	1.28%
Morningstar Allocation - 50% to 70% Equity Category Average (Generally reflects the performance of the universe of funds with similar investment objectives)	3.90%

Please note that Fund returns include applicable fee and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key Drivers

The fiscal year ended March 31, 2019 was rewarding for patient investors who persevered through a volatile second half of the fiscal year. Equity markets, though volatile, posted positive returns with the S&P 500 Index, the Fund's equity benchmark, advancing 9.5% for the period. The year was unusual in many respects, but quite notable was the particularly weak performance of the S&P 500 Index in December 2018 with the 9.03% decline the worst for the final month of a calendar year since 1931.

It is important to note the context of 2018, which followed nine consecutive years of gains for the S&P 500 Index and occurred on the heels of a year which produced a 21.83% total return with just 6% realized volatility and twelve consecutive months of positive returns. However, even against that backdrop, the intensity of the decline to end 2018 was surprising.

Equally noteworthy was the rally that immediately followed, which saw the S&P 500 post a positive return of 13.6% in the first calendar quarter of 2019. This performance represented the strongest quarterly gain for the S&P 500 Index since the second quarter of 2009. These periodic bouts of volatility can be unnerving, but the trailing twelve-month performance of the product is a profitable reminder of the value of patient, disciplined investing with a long-term perspective.

Within the S&P 500 Index, the real estate, utilities, information technology, health care and consumer discretionary sectors outperformed the benchmark average while the traditionally pro-cyclical sectors of financials, materials, energy and industrials underperformed.

Fixed income markets also posted positive returns for the fiscal year with the Bloomberg Barclays U.S. Government / Credit Index, the Fund's fixed-income index, up 4.48% for the year. Within the fixed income market, the U.S. Treasury yield curve flattened, benefiting longer duration positioning.

While short-term Treasury yields rose as the Federal Reserve (Fed) increased the federal funds rate, longer-dated Treasury yields declined due to moderating growth expectations, modest inflation rates and global demand for the relatively attractive yield of U.S. Treasuries. After two years of strong credit performance, investment-grade credit generated an excess return of just 30 basis points across the maturity spectrum of the Index for the fiscal year.

During the period, we adjusted the allocation of the fixed income portfolio to reduce exposure to credit and duration risk. We reduced our credit allocation from 74% of the fixed income portfolio at the start of the fiscal year to 33% to end the year. Over the same time period, we increased our allocation to U.S. Treasuries from 12% of the fixed income portfolio to 59% to end the year. These moves benefited the Fund's performance in the fourth quarter of 2018 when risk assets declined and U.S. Treasuries rallied.

Contributors and detractors

The Fund underperformed its benchmark, but outperformed its peer group, posting a total return of 6.5% for the fiscal year ended March 31, 2019. Performance was driven by the equity portion of the Fund, with strong security selection in the communication services, industrials and energy sectors the primary driver. The Fund's equity exposure averaged about 65% for the year; with 33% on average invested in fixed income securities and the balance in cash.

The equity component of the Fund rose 8.75% for the year, underperforming the equity benchmark. The fixed income component of the Fund was up 4.83% for the year, outperforming the fixed income benchmark. Our longstanding short-duration position relative to the benchmark and underweight allocation to Treasuries positively impacted relative performance.

Top contributors to performance included Twenty-First Century Fox, Inc., Lowe's Companies, Inc., Union Pacific Corporation, Autodesk, Inc. and O'Reilly Automotive Stores, Inc. (no longer a fund holding). Twenty-First Century Fox, Inc. was acquired by The Walt Disney Company at a significant premium to its unaffected equity value in 2018 and is no longer held by the Fund. Lowe's Companies, Inc. is in the process of revamping its strategy under a new management team, which we expect to result in improved growth and profitability. Union Pacific Corporation is a uniquely positioned railroad company with an invigorated strategy to drive operating efficiency that we believe could improve revenue and earnings growth. We believe the outlook for Autodesk, Inc. continues to be promising as a transition in revenue recognition from sale of product to recurring subscription fees coupled with strong demand for the companies' products have driven a re-rating for the equity, which we believe is durable. Strong management execution and a favorable outlook for its automotive parts business drove a re-rating of the stock of O'Reilly Automotive Stores, Inc., which we believe fully values the equity and hastened our decision to close the position in the Fund.

Detractors to performance in the fiscal year were Knight-Swift Transportation Holdings, Inc., PNC Financial Services Group, Inc., Goldman Sachs Group, Inc., Tapestry, Inc. and Microchip Technology, Inc. In particular, Knight-Swift Transportation Holdings, Inc. has been a frustrating investment as near-term earnings strength has been overcome by long-term cyclical worries, which resulted in a dramatic derating of the equity multiple. We believe the degree of cyclical concern and subsequent lowered ratings have been excessive. PNC Financial Services Group, Inc. ("PNC") was adversely impacted by the flattening yield curve and growing concerns over economic growth with the associated credit implications. While we are cognizant of the risks, the rating agencies' derating of PNC's credit quality seems excessive. Goldman Sachs Group, Inc. weathered a difficult 2018, including mismanagement of its Fixed Income, Currency and Commodities trading business; concern regarding legal liabilities over anti-competitive conduct, along with management culpability related to a misguided financial transaction in a foreign country; and concerns over the company's exposure to a decelerating global economy. While valid concerns, we believe Goldman Sachs Group, Inc. has been unduly punished and represents good value for long-term investors. Tapestry, Inc. is a newly initiated position for the Fund that has performed poorly as investor concern over the health of the Coach and Kate Spade brands has proven more potent than expected. We believe the brands will prove resilient and the company's historic profitability will be sustained, which could drive strong equity gains in the future. Finally, Microchip Technology, Inc. declined in value as fears over the global economic cycle intensified in 2018 and future growth expectations for the company's microcontrollers declined. Due to persistent negative earnings revisions and a highly leveraged balance sheet, we elected to exit our position in Microchip Technology, Inc. to focus on more attractive equity opportunities.

Outlook

As we look ahead, we think that global economic growth is very likely to decelerate over the next several quarters, but we expect it to remain positive. As we have previously highlighted, individual and corporate tax reform was a meaningful positive development for the domestic economy which, along with lighter regulation and a generally more business-friendly political climate, is supportive of growth.

However, the uncertainties around political, monetary and trade policies have been stubbornly persistent and, in our view, are likely to linger for most of this year. While we believe domestic economic growth will continue, the lagged effects of tighter monetary policy and waning benefits from fiscal stimulus will be a headwind. As a result, we are closely watching inflation rates and inflation expectations which have been modest, and must remain so, in order to allow our central bank to respond to slower growth and adjust the pace of monetary policy normalization.

We have been encouraged by the Federal Reserve's recent shift to a slower pace of interest rate increases and an early end to the process of winding down its balance sheet. While we continue to monitor macroeconomic forces and trends, we maintain an emphasis on finding high quality, growing companies whose securities are trading at a reasonable valuation with visible catalysts to drive relative outperformance over the next 12 months.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's NAV may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Balanced Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	64.0%
Information Technology	13.2%
Financials	8.8%
Industrials	8.6%
Health Care	8.4%
Consumer Discretionary	8.1%
Energy	5.6%
Communication Services	4.6%
Consumer Staples	4.4%
Materials	2.3%
Bonds	35.5%
United States Government and Government Agency Obligations	22.7%
Corporate Debt Securities	12.3%
Loans	0.4%
Asset-Backed Securities	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.5%

Top 10 Equity Holdings

Company	Sector	Industry
Lowe's Co., Inc.	Consumer Discretionary	Home Improvement Retail
Union Pacific Corp.	Industrials	Railroads
Autodesk, Inc.	Information Technology	Application Software
Las Vegas Sands, Inc.	Consumer Discretionary	Casinos & Gaming
Microsoft Corp.	Information Technology	Systems Software
General Mills, Inc.	Consumer Staples	Packaged Foods & Meats
Intel Corp.	Information Technology	Semiconductors
PPG Industries, Inc.	Materials	Specialty Chemicals
Boeing Co. (The)	Industrials	Aerospace & Defense
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IVY BALANCED FUND



		$24,336
Ivy Balanced Fund, Class A Shares[1]		$24,336
S&P 500 Index		$43,809
Bloomberg Barclays U.S. Government/Credit Index		$14,694

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

[1] The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	0.14%	1.62%	5.46%	3.71%	6.51%	6.66%	5.91%	6.22%
5-year period ended 3-31-19	3.68%	3.99%	4.19%	4.54%	5.18%	—	4.57%	4.93%
10-year period ended 3-31-19	9.30%	9.28%	9.21%	9.90%	10.26%	—	—	9.99%
Since Inception of Class through 3-31-19[6]	—	—	—	—	—	5.43%	7.19%	—

[2] Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

[3] Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

[4] Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

[5] Class E shares are not currently available for investment.

[6] 7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY BALANCED FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Integrated Telecommunication Services – 1.0%		
Verizon Communications, Inc.	429	$ 25,369
Interactive Home Entertainment – 1.0%		
Electronic Arts, Inc. (A)	261	26,535
Interactive Media & Services – 1.4%		
Alphabet, Inc., Class A (A)	30	35,719
Movies & Entertainment – 1.2%		
Walt Disney Co. (The)	275	30,539
Total Communication Services – 4.6%		118,162
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 1.2%		
Coach, Inc.	970	31,507
Casinos & Gaming – 1.9%		
Las Vegas Sands, Inc.	825	50,277
General Merchandise Stores – 1.6%		
Dollar General Corp.	355	42,357
Home Improvement Retail – 2.1%		
Lowe's Co., Inc.	502	55,007
Restaurants – 1.3%		
Domino's Pizza, Inc.	135	34,792
Total Consumer Discretionary – 8.1%		213,940
Consumer Staples		
Distillers & Vintners – 1.0%		
Constellation Brands, Inc.	154	27,053
Packaged Foods & Meats – 1.9%		
General Mills, Inc.	927	47,949
Tobacco – 1.5%		
Philip Morris International, Inc.	429	37,951
Total Consumer Staples – 4.4%		112,953
Energy		
Integrated Oil & Gas – 2.9%		
Chevron Corp.	312	38,457
Hess Corp.	615	37,027
		75,484
Oil & Gas Equipment & Services – 0.3%		
Core Laboratories N.V.	104	7,165
Oil & Gas Exploration & Production – 0.9%		
Cimarex Energy Co.	328	22,948
Oil & Gas Storage & Transportation – 1.5%		
Enterprise Products Partners L.P.	1,331	38,742
Total Energy – 5.6%		144,339
Financials		
Asset Management & Custody Banks – 1.3%		
Blackstone Group L.P. (The)	999	$ 34,926
Diversified Banks – 2.4%		
Northern Trust Corp.	394	35,649
U.S. Bancorp	525	25,314
		60,963
Financial Exchanges & Data – 0.8%		
Intercontinental Exchange, Inc.	262	19,930
Investment Banking & Brokerage – 1.3%		
Goldman Sachs Group, Inc. (The)	179	34,367
Other Diversified Financial Services – 1.4%		
JPMorgan Chase & Co.	368	37,273
Regional Banks – 1.6%		
PNC Financial Services Group, Inc. (The)	340	41,649
Total Financials – 8.8%		229,108
Health Care		
Biotechnology – 1.7%		
Biogen, Inc. (A)	83	19,655
BioMarin Pharmaceutical, Inc. (A)	296	26,302
		45,957
Health Care Equipment – 2.6%		
Medtronic plc	282	25,666
Zimmer Holdings, Inc.	331	42,237
		67,903
Managed Health Care – 2.1%		
Anthem, Inc.	130	37,177
UnitedHealth Group, Inc.	72	17,704
		54,881
Pharmaceuticals – 2.0%		
Jazz Pharmaceuticals plc (A)	170	24,280
Pfizer, Inc.	657	27,888
		52,168
Total Health Care – 8.4%		220,909
Industrials		
Aerospace & Defense – 1.7%		
Boeing Co. (The)	117	44,531
Agricultural & Farm Machinery – 1.3%		
Deere & Co.	208	33,191
Airlines – 1.0%		
Delta Air Lines, Inc.	481	24,828
Electrical Components & Equipment – 1.4%		
Emerson Electric Co.	538	36,857
Railroads – 2.0%		
Union Pacific Corp.	309	$ 51,614
Trucking – 1.2%		
Knight Transportation, Inc. (B)	976	31,891
Total Industrials – 8.6%		222,912
Information Technology		
Application Software – 2.0%		
Autodesk, Inc. (A)	331	51,506
Communications Equipment – 1.1%		
Cisco Systems, Inc.	549	29,622
Data Processing & Outsourced Services – 1.5%		
Fiserv, Inc. (A)	230	20,291
MasterCard, Inc., Class A	81	18,977
		39,268
Electronic Manufacturing Services – 0.5%		
IPG Photonics Corp. (A)	87	13,190
Semiconductors – 4.5%		
Intel Corp.	860	46,206
Micron Technology, Inc. (A)	789	32,606
QUALCOMM, Inc.	674	38,421
		117,233
Systems Software – 1.9%		
Microsoft Corp.	411	48,509
Technology Hardware, Storage & Peripherals – 1.7%		
Apple, Inc.	233	44,325
Total Information Technology – 13.2%		343,653
Materials		
Industrial Gases – 0.5%		
Air Products and Chemicals, Inc.	60	11,534
Specialty Chemicals – 1.8%		
PPG Industries, Inc.	405	45,718
Total Materials – 2.3%		57,252
TOTAL COMMON STOCKS – 64.0%		$1,663,228
(Cost: $1,386,776)		

ASSET-BACKED SECURITIES	Principal	
American Airlines Class AA Pass Through Certificates, Series 2017-2, 3.350%, 10-15-29	$3,892	3,803
TOTAL ASSET-BACKED SECURITIES – 0.1%		$ 3,803
(Cost: $3,918)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Cable & Satellite – 0.3%		
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):		
4.250%, 10-15-30	$ 2,550	$ 2,712
3.900%, 3-1-38	3,500	3,445
4.700%, 10-15-48	2,550	2,777
		8,934
Integrated Telecommunication Services – 0.3%		
AT&T, Inc.,		
4.125%, 2-17-26	2,850	2,914
Verizon Communications, Inc.,		
4.500%, 8-10-33	4,000	4,236
		7,150
Total Communication Services – 0.6%		**16,084**
Consumer Discretionary		
Internet & Direct Marketing Retail – 0.2%		
Amazon.com, Inc.,		
2.800%, 8-22-24	4,000	4,009
Restaurants – 0.1%		
McDonalds Corp.,		
4.450%, 3-1-47	1,000	1,028
Total Consumer Discretionary – 0.3%		**5,037**
Consumer Staples		
Distillers & Vintners – 0.1%		
Bacardi Ltd.,		
4.450%, 5-15-25 (C)	2,615	2,638
Drug Retail – 0.0%		
CVS Health Corp.,		
4.100%, 3-25-25	1,000	1,027
Household Products – 0.1%		
Colgate-Palmolive Co.,		
3.700%, 8-1-47	2,500	2,584
Tobacco – 0.2%		
BAT International Finance plc,		
2.750%, 6-15-20 (C)	6,400	6,376
Total Consumer Staples – 0.4%		**12,625**
Energy		
Oil & Gas Drilling – 0.8%		
Nabors Industries Ltd., Convertible,		
0.750%, 1-15-24	30,100	21,412
Oil & Gas Equipment & Services – 0.1%		
Baker Hughes, a GE Co. LLC and Baker Hughes Co-Obligor, Inc.,		
3.337%, 12-15-27	3,000	2,920

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Storage & Transportation – 0.6%		
Colorado Interstate Gas Co.,		
4.150%, 8-15-26 (C)	$ 8,340	$ 8,484
Transcontinental Gas Pipe Line Co. LLC,		
4.600%, 3-15-48 (B)	2,000	2,035
Williams Partners L.P.,		
3.600%, 3-15-22	5,000	5,072
		15,591
Total Energy – 1.5%		**39,923**
Financials		
Asset Management & Custody Banks – 0.2%		
Ares Capital Corp.,		
4.250%, 3-1-25	5,225	5,103
Consumer Finance – 0.2%		
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
3.450%, 4-10-22	1,500	1,501
3.700%, 5-9-23	1,850	1,841
Hyundai Capital America,		
2.550%, 4-3-20 (C)	2,500	2,482
		5,824
Diversified Banks – 1.5%		
DBS Group Holdings Ltd.,		
2.246%, 7-16-19 (C)	5,750	5,741
HSBC Holdings plc,		
3.400%, 3-8-21	8,750	8,829
ING Bank N.V.,		
2.500%, 10-1-19 (C)	2,500	2,496
Mizuho Bank Ltd.,		
2.650%, 9-25-19 (C)	1,700	1,699
Standard Chartered plc,		
2.250%, 4-17-20 (C)	16,600	16,451
Sumitomo Mitsui Banking Corp.,		
2.450%, 1-16-20	2,000	1,995
U.S. Bancorp,		
3.100%, 4-27-26	4,400	4,395
		41,606
Investment Banking & Brokerage – 0.6%		
Credit Suisse Group Funding (Guernsey) Ltd.,		
2.750%, 3-26-20	6,500	6,491
Goldman Sachs Group, Inc. (The):		
2.905%, 7-24-23	6,000	5,935
5.700%, 12-29-49	2,300	2,300
		14,726
Life & Health Insurance – 0.4%		
Northwestern Mutual Life Insurance Co. (The),		
3.850%, 9-30-47 (C)	5,000	4,865
Sumitomo Life Insurance Co.,		
4.000%, 9-14-77 (C)	5,000	4,863
		9,728

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Multi-Line Insurance – 0.4%		
Aon plc (GTD by Aon Corp.),		
2.800%, 3-15-21	$9,500	$ 9,481
Other Diversified Financial Services – 0.9%		
Citigroup, Inc.:		
5.950%, 12-29-49	2,850	2,878
6.250%, 12-29-49	7,250	7,631
JPMorgan Chase & Co.:		
5.000%, 12-29-49	7,700	7,657
5.300%, 11-1-65	2,750	2,779
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps),		
6.221%, 4-29-49 (D)	2,715	2,729
		23,674
Property & Casualty Insurance – 0.1%		
Berkshire Hathaway Finance Corp. (GTD by Berkshire Hathaway, Inc.),		
2.200%, 3-15-21	3,800	3,783
Regional Banks – 0.6%		
PNC Bank N.A.,		
3.250%, 6-1-25	6,500	6,583
SunTrust Banks, Inc.,		
5.625%, 12-29-49	7,600	7,695
		14,278
Total Financials – 4.9%		**128,203**
Health Care		
Biotechnology – 0.3%		
Amgen, Inc.,		
2.125%, 5-1-20	7,000	6,974
Health Care Equipment – 0.2%		
Zimmer Holdings, Inc.,		
2.700%, 4-1-20	4,650	4,639
Health Care Services – 0.2%		
Quest Diagnostics, Inc.,		
3.450%, 6-1-26	6,410	6,366
Health Care Supplies – 0.3%		
Shire Acquisitions Investments Ireland Designated Activity Co.,		
2.875%, 9-23-23	7,000	6,917
Pharmaceuticals – 0.8%		
Celgene Corp.,		
3.450%, 11-15-27	4,500	4,456
Forest Laboratories, Inc.,		
5.000%, 12-15-21 (C)	7,500	7,807
Johnson & Johnson,		
3.400%, 1-15-38	9,000	8,846
		21,109
Total Health Care – 1.8%		**46,005**

MARCH 31, 2019

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Industrials		
Aerospace & Defense – 0.4%		
Huntington Ingalls Industries, Inc.,		
3.483%, 12-1-27	$ 4,000	$ 3,911
Northrop Grumman Corp.,		
3.250%, 1-15-28	5,500	5,411
		9,322
Airlines – 0.2%		
Southwest Airlines Co.,		
2.650%, 11-5-20	5,525	5,517
Environmental & Facilities Services – 0.2%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.),		
3.150%, 11-15-27	6,000	5,985
Railroads – 0.0%		
Kansas City Southern de Mexico S.A. de C.V.,		
2.350%, 5-15-20	1,649	1,638
Total Industrials – 0.8%		**22,462**
Information Technology		
Electronic Equipment & Instruments – 0.2%		
Keysight Technologies, Inc.,		
4.600%, 4-6-27	4,500	4,655
Technology Hardware, Storage & Peripherals – 0.3%		
Apple, Inc.,		
3.200%, 5-11-27	9,000	9,082
Total Information Technology – 0.5%		**13,737**
Materials		
Diversified Metals & Mining – 0.1%		
Anglo American plc,		
4.125%, 4-15-21 (C)	3,500	3,534
Specialty Chemicals – 0.1%		
Ecolab, Inc.,		
3.250%, 12-1-27	3,000	3,018
Total Materials – 0.2%		**6,552**
Real Estate		
Specialized REITs – 0.6%		
American Tower Corp.,		
2.250%, 1-15-22	10,500	10,343
American Tower Trust I,		
3.652%, 3-23-28 (C)	2,000	2,012
Crown Castle International Corp.,		
5.250%, 1-15-23	2,217	2,381
		14,736
Total Real Estate – 0.6%		**14,736**

CORPORATE DEBT SECURITIES (Continued)

	Principal	Value
Utilities		
Electric Utilities – 0.5%		
Duke Energy Corp.,		
3.150%, 8-15-27	$2,500	$ 2,454
Entergy Texas, Inc.,		
2.550%, 6-1-21	3,900	3,851
Exelon Corp.,		
2.450%, 4-15-21	4,300	4,251
Kansas City Power & Light Co.,		
4.200%, 3-15-48 (B)	1,000	1,040
Southern California Edison Co.,		
4.125%, 3-1-48	2,000	1,917
		13,513
Multi-Utilities – 0.2%		
Berkshire Hathaway Energy Co.:		
3.250%, 4-15-28	1,000	995
3.800%, 7-15-48	3,000	2,873
		3,868
Total Utilities – 0.7%		**17,381**
TOTAL CORPORATE DEBT SECURITIES – 12.3%		**$322,745**

(Cost: $327,063)

LOANS (D)

	Principal	Value
Industrials		
Industrial Machinery – 0.4%		
Dynacast International LLC (ICE LIBOR plus 850 bps),		
11.101%, 1-30-23 (E)	10,981	10,542
Total Industrials – 0.4%		**10,542**
TOTAL LOANS – 0.4%		**$ 10,542**

(Cost: $10,836)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Agency Obligations – 0.0%		
National Archives Facility Trust,		
8.500%, 9-1-19	207	212
Mortgage-Backed Obligations – 1.5%		
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
6.500%, 12-1-31	21	23
6.500%, 1-1-32	23	27
4.500%, 6-1-44	7,040	7,379
3.000%, 6-15-45	9,202	9,347
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.500%, 9-1-19	20	21
6.500%, 10-1-28	25	27
6.500%, 2-1-29	4	4
3.500%, 6-25-29	5,711	5,919

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Mortgage-Backed Obligations (Continued)		
7.000%, 11-1-31	$ 33	$ 37
6.500%, 2-1-32	24	28
7.000%, 2-1-32	37	41
7.000%, 3-1-32	16	18
7.000%, 7-1-32	22	25
6.500%, 9-1-32	18	20
5.500%, 5-1-33	16	17
5.500%, 6-1-33	14	15
4.500%, 11-1-43	5,826	6,215
3.000%, 10-25-46	9,386	9,478
Government National Mortgage Association Fixed Rate Pass-Through Certificates,		
6.500%, 8-15-28	9	10
		38,651
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 1.5%		**$38,863**

(Cost: $40,152)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
Treasury Inflation Protected Obligations – 4.4%		
U.S. Treasury Notes:		
0.125%, 7-15-26	42,529	41,615
2.125%, 2-15-40	37,732	47,118
1.000%, 2-15-46	25,389	25,913
		114,646
Treasury Obligations – 16.8%		
U.S. Treasury Bonds:		
2.250%, 11-15-25	12,870	12,818
3.875%, 8-15-40	2,425	2,894
3.750%, 8-15-41	1,750	2,052
2.750%, 11-15-47	8,000	7,904
3.000%, 2-15-48	4,500	4,667
3.000%, 8-15-48	34,572	35,871
U.S. Treasury Notes:		
2.625%, 8-31-20	10,500	10,538
2.875%, 10-31-20	62,205	62,718
2.750%, 11-30-20	9,500	9,565
2.500%, 12-31-20	1,000	1,003
2.250%, 2-15-21	7,513	7,506
2.875%, 10-15-21	64,855	65,856
2.875%, 11-15-21	5,250	5,334
1.875%, 4-30-22	1,800	1,781
2.000%, 7-31-22	8,480	8,419
1.875%, 10-31-22	3,500	3,458
2.000%, 10-31-22	6,520	6,470
2.125%, 12-31-22	16,600	16,539
2.875%, 10-31-23	13,250	13,617
2.750%, 11-15-23	1,500	1,533
2.375%, 8-15-24	21,000	21,116
2.125%, 9-30-24	7,400	7,346
2.250%, 12-31-24	1,875	1,872
2.500%, 1-31-25	11,750	11,890
2.875%, 4-30-25	1,500	1,550
2.875%, 5-31-25	8,300	8,575
3.000%, 9-30-25	5,875	6,121
2.625%, 12-31-25	15,000	15,297
1.500%, 8-15-26	6,500	6,134

MARCH 31, 2019

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
2.000%, 11-15-26	$ 1,000	$ 976
2.250%, 2-15-27	10,000	9,930
2.375%, 5-15-27	4,375	4,383
2.250%, 8-15-27	2,000	1,983
2.750%, 2-15-28	6,250	6,434
2.875%, 5-15-28	5,500	5,719
2.875%, 8-15-28	14,850	15,445
3.125%, 11-15-28	31,000	32,917
		438,231
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 21.2%		$552,877
(Cost: $542,281)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (F) – 0.2%		
Sonoco Products Co.,		
2.601%, 4-1-19	$5,325	$5,324
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps),		
2.710%, 4-5-19 (G)	2,804	2,804
Money Market Funds – 0.2%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares,		
2.360%, (H)(I)	6,288	6,288

SHORT-TERM SECURITIES (Continued)	Principal	Value
Notes – 0.1%		
Net Magan Two LLC (1-Month U.S. LIBOR plus 10 bps),		
2.640%, 4-7-19(G)	$1,800	$ 1,800
TOTAL SHORT-TERM SECURITIES – 0.6%		$ 16,216
(Cost: $16,217)		
TOTAL INVESTMENT SECURITIES – 100.1%		$2,608,274
(Cost: $2,327,243)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(1,611)
NET ASSETS – 100.0%		$2,606,663

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) All or a portion of securities with an aggregate value of $6,137 are on loan.

(C) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2019 the total value of these securities amounted to $69,448 or 2.7% of net assets.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Securities whose value was determined using significant unobservable inputs.

(F) Rate shown is the yield to maturity at March 31, 2019.

(G) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H) Investment made with cash collateral received from securities on loan.

(I) Rate shown is the annualized 7-day yield at March 31, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,663,228	$ —	$ —
Asset-Backed Securities	—	3,803	—
Corporate Debt Securities	—	322,745	—
Loans	—	—	10,542
United States Government Agency Obligations	—	38,863	—
United States Government Obligations	—	552,877	—
Short-Term Securities	6,288	9,928	—
Total	$1,669,516	$928,216	$10,542

During the year ended March 31, 2019, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust

See Accompanying Notes to Financial Statements.



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael T. Wolverton, CFA, portfolio managers of Ivy Energy Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Ginther has 24 years of industry experience and has managed the Fund since its inception in 2006. Mr. Wolverton has 14 years of industry experience and has managed the Fund since October 2016.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Energy Fund (Class A shares at net asset value)	-18.18%
Ivy Energy Fund (Class A shares including sales charges)	-22.86%

Benchmark(s) and Lipper and Morningstar Categories

S&P 1500 Energy Sector Index (generally reflects the performance of stocks that represent the energy market)	0.21%
Lipper Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-8.47%
Morningstar Equity Energy Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	-9.52%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

Volatility in oil market

After bottoming in June 2017, oil prices entered 2018 on an upward trend that continued for most of the calendar year. Strong economic growth, rationed supply from the Organization of Petroleum Exporting Countries (OPEC) and falling global inventories created a positive backdrop for oil prices to move higher. Through October 2018, the West Texas Intermediate (WTI) crude oil price — the U.S. benchmark — ranged from $59 to $75 per barrel. Brent crude oil — the international market benchmark — moved above $80 per barrel, despite Saudi Arabia and Russia increasing their production to near all-time highs to help offset lower production from Iran and Venezuela.

Because of the strong underlying supply/demand fundamentals, OPEC decided to change its production quotas to begin bringing more supply onto the market. Another factor in this decision was the resumption by the U.S. of economic sanctions against Iran that were scheduled to take effect in November 2018. Members of OPEC anticipated a significant reduction of supply when oil exports from Iran were phased out. However, OPEC and the rest of the market were surprised when the U.S. granted waivers for recipients of Iranian oil to continue doing so for another six months.

The combination of acceleration in the U.S. oil supply, increased OPEC supply, waivers for Iranian exports and decelerating global demand led to a steep drop in oil prices in the fourth quarter of 2018. With the market once again pushed into oversupply, oil prices plunged more than 40% in the final three months of the calendar year. Because of the dramatic negative swing in fundamentals, OPEC reversed course in November and announced a reduction in supply once again. The production cut was a positive stimulus for the oil market as crude oil prices rebounded significantly higher in the first quarter of 2019. WTI was up about 30% and Brent crude oil, the global benchmark, was up slightly more. In addition, global oil inventories declined in the quarter as demand exceeded supply.

A challenging year

The Fund had a negative return for the fiscal year and underperformed the returns of its benchmark index and category averages.

The Fund's allocation at the end of the fiscal year of more than 40% of its equity assets in Exploration & Production (E&P) companies and 35% in Oil and Gas Equipment and Services companies was greater than the benchmark allocation and was a factor in underperformance. The Fund remained underweight to the integrated oil companies compared to the benchmark. The Fund has maintained a high allocation to what we believe to be quality upstream companies in the E&P and Oil Services industry segments. Such companies generally have outperformed energy sector peers when oil prices have risen — which the portfolio managers still expect in the coming year — but that was a factor in underperformance because of the sharp fall in prices late in the fiscal year.

The five greatest relative contributors to the Fund's performance in the fiscal year were Schlumberger Ltd., ProPetro Holdings Corp., WEX, Inc., Cactus Inc. and Enterprise Products Partners L.P.

The five greatest relative detractors to the Fund's performance in the fiscal year were the lack of an allocation to Exxon Mobil Corp. as well as holdings in Chevron Corp., Ensco plc, Parsley Energy Inc. and Centennial Resource Development, Inc.

The Fund made no use of derivatives during the reporting period.

The focus of the energy strategy remains on investing in companies that we believe can create value over the full course of the energy cycle. We define those as companies that are low-cost operators, have strong balance sheets, have the ability to grow profitably and have strong return on capital.

Outlook for recovery

We believe oil demand will continue to grow despite slower global economic growth and the production cuts by OPEC and partner states. We also think the reversal of some of the Iran sanction waivers will help rebalance the world oil market and support oil prices in 2019. We believe OPEC took a positive and necessary step toward rebalancing the world oil market with its production cut decision and think the move will help support prices in 2019.

We think volatility in the oil markets will continue in 2019. The oil markets are concerned about a wide range of market and geopolitical issues, including demand growth because of slower worldwide economic growth and the effect of the U.S.-China trade dispute; greater supply growth because of U.S. shale oil production and uncertainty about whether U.S. shale companies will demonstrate capital discipline in an environment of higher oil prices; uncertainty about how much OPEC and Russia will cut production, based on the recent agreement; and general unease about geopolitical tensions in Venezuela, Libya and across the Middle East.

We expect the oil market price rebalancing that occurred in the last quarter of the fiscal year to continue, with OPEC expected to maintain production cuts into the summer. We expect U.S. production growth to decelerate but should still grow in excess of 1 million barrels per day in 2019. U.S. supply growth is expected to be roughly in line with global oil demand.

We think that U.S. rig count, after declining in the final quarter of the fiscal year, is likely to remain flat, as producers show spending discipline even with higher oil prices. Exploration and production companies are seeing more pressure from investors to be more prudent in allocating capital in order to generate better investor returns. This discipline could be tested in the second half of 2019 if oil prices remain in the current range or higher.

Infrastructure constraints continue in the Permian Basin for crude oil and natural gas, with some relief forecast for the fourth quarter, based on an expected increase in pipeline capacity.

Energy equities have lagged the appreciation in oil prices this year, but we think that gap will be reduced throughout the year as equities gain back some ground versus the commodity.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load, and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater sector diversification. Investing in the energy sector can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments, and the cost assumed by energy companies in complying with environmental safety regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Energy Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.2%
Energy	93.6%
Information Technology	2.9%
Industrials	1.7%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.8%

Country Weightings

North America	90.1%
United States	88.0%
Other North America	2.1%
Europe	8.1%
United Kingdom	3.7%
Other Europe	4.4%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.8%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Continental Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Pioneer Natural Resources Co.	United States	Energy	Oil & Gas Exploration & Production
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
WPX Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Energy Fund, Class A Shares[1]	$12,295
S&P 1500 Energy Sector Index	$18,033

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-22.86%	-22.12%	-18.77%	-20.08%	-17.85%	-17.84%	-18.43%	-18.17%
5-year period ended 3-31-19	-11.42%	-11.31%	-10.97%	-10.59%	-10.03%	—	-10.56%	-10.27%
10-year period ended 3-31-19	2.09%	1.98%	2.00%	2.69%	3.07%	—	—	2.81%
Since Inception of Class through 3-31-19[6]	—	—	—	—	—	-11.93%	-4.21%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*Class E shares are not currently available for investment.*

(6)*7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY ENERGY FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Energy		
Integrated Oil & Gas – 3.9%		
Chevron Corp.	52	$ 6,448
Suncor Energy, Inc.	242	7,845
		14,293
Oil & Gas Drilling – 6.9%		
Ensco plc (A)	1,610	6,326
Patterson-UTI Energy, Inc.	661	9,269
Transocean, Inc. (B)	1,111	9,673
		25,268
Oil & Gas Equipment & Services – 27.0%		
Baker Hughes, Inc.	255	7,080
C&J Energy Services, Inc. (B)	330	5,118
Cactus, Inc., Class A (B)	306	10,899
Core Laboratories N.V.	87	6,024
Dril-Quip, Inc. (B)	177	8,118
FMC Technologies, Inc.	311	7,318
Frank's International N.V. (B)	498	3,093
FTS International, Inc. (B)	504	5,041
Halliburton Co.	411	12,053
Helix Energy Solutions Group, Inc. (B)	709	5,605
Liberty Oilfield Services, Inc., Class A (A)	272	4,188
National Oilwell Varco, Inc.	134	3,578
ProPetro Holding Corp. (B)	420	9,468
Schlumberger Ltd.	257	11,194
		98,777
Oil & Gas Exploration & Production – 39.6%		
Anadarko Petroleum Corp.	196	8,908
Centennial Resource Development, Inc., Class A (B)	362	3,184
Concho Resources, Inc.	179	19,813
Continental Resources, Inc. (B)	349	$ 15,602
Diamondback Energy, Inc.	131	13,275
EOG Resources, Inc.	132	12,569
Marathon Oil Corp.	660	11,029
Oasis Petroleum LLC (B)	1,027	6,203
Parsley Energy, Inc., Class A (B)	601	11,599
Pioneer Natural Resources Co.	96	14,634
Viper Energy Partners L.P.	220	7,308
Whiting Petroleum Corp. (B)	317	8,279
WPX Energy, Inc. (B)	952	12,481
		144,884
Oil & Gas Refining & Marketing – 12.7%		
Marathon Petroleum Corp.	206	12,323
PBF Energy, Inc., Class A	240	7,481
Phillips 66	139	13,223
Valero Energy Corp.	157	13,293
		46,320
Oil & Gas Storage & Transportation – 3.5%		
Energy Transfer L.P.	189	2,903
Enterprise Products Partners L.P.	258	7,498
MPLX L.P.	67	2,213
		12,614
Total Energy – 93.6%		342,156
Industrials		
Industrial Machinery – 1.7%		
Dover Corp. (B)	153	6,272
Total Industrials – 1.7%		6,272
Information Technology		
Data Processing & Outsourced Services – 2.9%		
Wright Express Corp. (B)	55	$ 10,483
Total Information Technology – 2.9%		10,483
TOTAL COMMON STOCKS – 98.2%		$ 358,911
(Cost: $328,995)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (C) – 1.8%		
J.M. Smucker Co. (The), 2.651%, 4-1-19	$6,418	6,416
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (D)	407	407
Money Market Funds – 0.3%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (E)(F)	1,141	1,141
TOTAL SHORT-TERM SECURITIES – 2.2%		$ 7,964
(Cost: $7,966)		
TOTAL INVESTMENT SECURITIES – 100.4%		$366,875
(Cost: $336,961)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		(1,378)
NET ASSETS – 100.0%		$365,497

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $2,569 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at March 31, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at March 31, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$ 358,911	$ —	$ —
Short-Term Securities	1,141	6,823	—
Total	$360,052	$6,823	$ —

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

Country Diversification

(as a % of net assets)

United States	88.0%
United Kingdom	3.7%
Switzerland	2.7%
Canada	2.1%
Netherlands	1.7%
Other+	1.8%

+Includes liabilities (net of cash and other assets), and cash equivalents



George J. Noon



Matthew Sgrizzi



Lisa L. Kaufman

The Ivy LaSalle Global Real Estate Fund is subadvised by LaSalle Investment Management Securities, LLC. Below, portfolio managers George J. Noon, CFA; Matthew Sgrizzi, CFA; and Lisa Kaufman, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Noon has managed the Fund since its inception in 2013 and has 31 years of industry experience. Mr. Sgrizzi has managed the Fund since 2015, and has 17 years of industry experience. Ms. Kaufman has managed the Fund since 2016, and has 27 years of industry experience. At the end of September 2018, Stanley J. Kraska, Jr., retired from his position as a portfolio manager and the firm.

Fiscal year Performance

For the 12 Months Ended March 31, 2019

Ivy LaSalle Global Real Estate Fund (Class A shares at net asset value)	13.61%
Ivy LaSalle Global Real Estate Fund (Class A shares including sales charges)	7.11%

Benchmark(s) and Lipper and Morningstar Categories

FTSE EPRA/NAREIT Developed Index (generally reflects the performance of real estate stocks in developed countries)	14.33%
Lipper Global Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.83%
Morningstar Global Real Estate Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.62%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key factors

Global real estate stocks delivered positive returns for the fiscal year ended March 31, 2019, despite noted volatility in the sector and the broader equities asset class. Increasing concerns over peaking economic growth, lingering trade tensions and tightening financial conditions weighed on investor sentiment during the period, contributing to a risk-off investment environment. Fears of a material slowdown in economic growth and the potential impact of tighter financial conditions culminated near year-end 2018 and gripped equity markets, leading to a decline across the risk asset spectrum.

However, the combination of more dovish approaches to monetary policy from central banks around the globe, positive progress in U.S.-China trade negotiations, and ongoing monetary and fiscal stimulus efforts in China helped improve capital market conditions in early 2019, offering support to the economic environment and investor sentiment. As investors digested the combination of an economic soft landing and the easing of financial conditions from their late-2018 peak levels, real estate securities outperformed the broader equity markets. With cooling growth expectations during the period, investors have favored market segments that offer durable cash flow streams, attractive yields and solid growth outlooks, benefitting the real estate securities sector.

Contributors and detractors

The Fund produced a strong absolute return of nearly 14%, outperforming its peer group in the fiscal year ended March 31, 2019, but the Fund lagged its benchmark. Performance was supported by strong stock selection and regional allocation results.

Stock selection results were supported by outperformance in the U.S., United Kingdom (U.K.), Hong Kong and Japan. A significant portion of the results in the U.K., Hong Kong and Japan stemmed from office space positioning within each region. In the U.K., a tilt toward the London office space has been a significant contributor to performance as occupier and investment demand remains resilient with companies noting leasing activity above expectations and asset sales at attractive pricing levels. Results in Hong Kong have benefitted from positioning to the non-Central Hong Kong office space, which have benefitted from an ongoing decentralization trend in the region. In Japan, office-focused companies have been buoyed by ongoing improvement in vacancy and rental rates in Tokyo and regional sub-markets. Hong Kong results were also positively impacted by an overweight position to the non-discretionary retail sector, via Link Real Estate Investment Trust (REIT), which has outperformed with strong operating results and a commitment to value realization. In the U.S., relative performance benefitted from positioning within the health care and data center sectors, as well as overweight positions to the higher-quality regional mall and cell tower sectors.

Country allocation decisions benefitted from overweight positions to the U.S. and Hong Kong, as well as underweight positions to the eurozone and Singapore. U.S. and Hong Kong real estate securities outperformed the global index with healthy real estate fundamentals and investment demand, and the easing of financial conditions which stemmed from supportive monetary and/or fiscal policies benefiting these regions. Real estate securities in Singapore and eurozone lagged the global index during this period, benefitting Fund performance. Eurozone securities lagged as a deteriorating economic growth outlook muted the prospects for real estate fundamentals moving forward.

Outlook

The expectations of global growth for 2019 have cooled to more modest expansion levels in the first quarter of the year, while recession fears have ebbed. Leading economic indicators align with this more muted economic outlook and current economic growth levels appear sufficient to drive continued demand for occupiers of real estate, which should help support real estate fundamentals and values. Financial conditions have eased off their fourth quarter peaks, after tightening throughout most of 2018. Incrementally more dovish approaches to monetary policy around the globe have improved these conditions, which should support economic activity moving forward.

Real estate operating fundamentals are solid across much of the globe, demonstrated by broadly positive operating results in the latest reporting periods. We think most real estate companies generally remain well positioned with flexible financial positions, higher-quality asset portfolios and attractive access to capital. LaSalle continues to project solid earnings and dividend growth for the real estate securities asset class moving forward.

With the strong start to 2019, global real estate securities are trading in line with their historical trading ranges with private real estate, while certain sectors and countries continue to offer significant pricing discounts to their underlying real estate. Global real estate securities are fairly valued compared to their historical trading pattern with global bonds and equities.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with investing in real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values.

Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

The Fund is non-diversified, meaning that it may invest a significant portion of its total assets in a limited number of issuers, and a decline in value of those investments would cause the Fund's overall value to decline greater than that of a more diversified portfolio. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy LaSalle Global Real Estate Fund.

Ivy LaSalle Global Risk-Managed Real Estate Fund merged into Ivy LaSalle Global Real Estate Fund on November 5, 2018.

PORTFOLIO HIGHLIGHTS

IVY LASALLE GLOBAL REAL ESTATE FUND

Asset Allocation

Stocks	99.3%
Real Estate	97.2%
Communication Services	1.4%
Materials	0.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.7%

Country Weightings

North America	53.6%
United States	52.2%
Other North America	1.4%
Pacific Basin	29.3%
Japan	13.1%
Hong Kong	10.9%
Australia	4.5%
Other Pacific Basin	0.8%
Europe	16.4%
United Kingdom	6.3%
Other Europe	10.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.7%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Mitsubishi Estate Co. Ltd.	Japan	Real Estate	Diversified Real Estate Activities
Swire Properties Ltd.	Hong Kong	Real Estate	Real Estate Operating Companies
AvalonBay Communities, Inc.	United States	Real Estate	Residential REITs
Public Storage, Inc.	United States	Real Estate	Specialized REITs
Simon Property Group, Inc.	United States	Real Estate	Retail REITs
Equity Residential	United States	Real Estate	Residential REITs
Mitsui Fudosan Co. Ltd.	Japan	Real Estate	Diversified Real Estate Activities
Ventas, Inc.	United States	Real Estate	Health Care REITs
Vonovia SE	Germany	Real Estate	Real Estate Operating Companies
Sun Hung Kai Properties Ltd.	Hong Kong	Real Estate	Diversified Real Estate Activities

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY LASALLE GLOBAL REAL ESTATE FUND

(UNAUDITED)



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	7.11%	8.86%	12.72%	14.00%	14.08%	13.19%	13.64%
5-year period ended 3-31-19	4.53%	4.67%	4.69%	5.91%	—	5.20%	5.88%
10-year period ended 3-31-19	—	—	—	—	—	—	—
Since Inception of Class through 3-31-19[5]	3.76%	3.81%	3.72%	4.88%	9.05%	4.20%	4.99%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)4-1-13 for Class A shares, 4-1-13 for Class B shares, 4-1-13 for Class C shares, 4-1-13 for Class I shares, 7-5-17 for Class N shares, 4-1-13 for Class R shares and 4-1-13 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Australia		
Real Estate – 4.5%		
Dexus	190	$ 1,719
GPT Group	316	1,392
Scentre Group	1,089	3,179
Vicinity Centres	336	621
		6,911
Total Australia – 4.5%		$ 6,911
Belgium		
Real Estate – 0.6%		
Shurgard Self Storage Europe S.a.r.l.	30	983
Total Belgium – 0.6%		$ 983
Canada		
Real Estate – 1.4%		
Chartwell Retirement Residences	26	293
Choice Properties REIT	30	313
Cominar Real Estate Investment Trust	43	384
First Capital Realty, Inc.	28	456
H&R Real Estate Investment Trust	32	562
		2,008
Total Canada – 1.4%		$ 2,008
France		
Real Estate – 3.1%		
Gecina	13	1,863
Unibail-Rodamco-Westfield	18	2,920
		4,783
Total France – 3.1%		$ 4,783
Germany		
Real Estate – 2.8%		
alstria office AG	18	300
Vonovia SE	76	3,964
		4,264
Total Germany – 2.8%		$ 4,264
Hong Kong		
Real Estate – 10.9%		
Hang Lung Properties Ltd.	1,266	3,092
Link (The)	283	3,308
Sun Hung Kai Properties Ltd.	229	3,930
Swire Properties Ltd.	1,524	6,559
		16,889
Total Hong Kong – 10.9%		$16,889
Ireland		
Real Estate – 1.2%		
Hibernia REIT plc	697	1,044
Irish Residential Properties REIT plc	433	772
		1,816
Total Ireland – 1.2%		$ 1,816

COMMON STOCKS (Continued)	Shares	Value
Japan		
Real Estate – 13.1%		
Global One Corp.	1	$ 1,061
Heiwa Real Estate Co. Ltd.	94	1,813
ITOCHU Advance Logistics Investment Corp.	1	1,075
Keihanshin Building Co. Ltd. (A)	104	1,018
MCUBS MidCity Investment Corp.	—*	427
Mitsubishi Estate Co. Ltd.	433	7,862
Mitsui Fudosan Co. Ltd.	289	5,742
ORIX JREIT, Inc.	1	1,133
		20,131
Total Japan – 13.1%		$20,131
Netherlands		
Real Estate – 0.6%		
NSI N.V.	21	908
Total Netherlands – 0.6%		$ 908
Norway		
Real Estate – 0.8%		
Entra ASA	86	1,300
Total Norway – 0.8%		$ 1,300
Singapore		
Real Estate – 0.8%		
City Developments Ltd.	188	1,260
Total Singapore – 0.8%		$ 1,260
Spain		
Real Estate – 0.8%		
Lar Espana Real Estate Socimi S.A.	90	755
Merlin Properties Socimi S.A.	40	525
		1,280
Total Spain – 0.8%		$ 1,280
Switzerland		
Real Estate – 0.2%		
PSP Swiss Property Ltd., Registered Shares	3	355
Total Switzerland – 0.2%		$ 355
United Kingdom		
Real Estate – 6.3%		
Big Yellow Group plc	82	1,055
British Land Co. plc (The)	165	1,265
Derwent London plc	18	737
Grainger plc	237	732
Great Portland Estates plc	204	1,985
Land Securities Group plc	195	2,327
SEGRO plc	180	1,578
		9,679
Total United Kingdom – 6.3%		$ 9,679

COMMON STOCKS (Continued)	Shares	Value
United States		
Communication Services – 1.4%		
SBA Communications Corp. (B)	10	$ 2,095
Materials – 0.7%		
Weyerhaeuser Co.	41	1,069
Real Estate – 50.1%		
Alexandria Real Estate Equities, Inc.	18	2,587
American Campus Communities, Inc.	51	2,420
AvalonBay Communities, Inc.	56	6,617
Boston Properties, Inc.	26	3,460
CoreCivic, Inc.	5	91
CoreSite Realty Corp.	9	947
Crown Castle International Corp.	11	1,457
CubeSmart	89	2,850
Digital Realty Trust, Inc.	8	970
Duke Realty Corp.	61	1,861
Equinix, Inc.	1	651
Equity Lifestyle Properties, Inc.	4	457
Equity Residential	69	5,216
First Industrial Realty Trust, Inc.	49	1,719
Healthcare Trust of America, Inc., Class A	50	1,422
Highwoods Properties, Inc.	18	851
Invitation Homes, Inc.	67	1,620
Macerich Co. (The)	35	1,508
National Health Investors, Inc.	18	1,448
National Retail Properties, Inc.	26	1,467
Park Hotels & Resorts, Inc.	56	1,732
Pebblebrook Hotel Trust	54	1,680
ProLogis, Inc.	23	1,633
Public Storage, Inc.	27	5,895
Regency Centers Corp.	48	3,237
Simon Property Group, Inc.	31	5,646
SL Green Realty Corp.	23	2,092
Sunstone Hotel Investors, Inc.	81	1,168
Taubman Centers, Inc.	34	1,821
Ventas, Inc.	70	4,477
VEREIT, Inc.	182	1,522
VICI Properties, Inc.	89	1,944
Vornado Realty Trust	45	3,031
Weingarten Realty Investors	57	1,672
Welltower, Inc.	4	284
		77,453
Total United States – 52.2%		$ 80,617
TOTAL COMMON STOCKS – 99.3%		$ 153,184
(Cost: $136,225)		
TOTAL INVESTMENT SECURITIES – 99.3%		$ 153,184
(Cost: $136,225)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		1,102
NET ASSETS – 100.0%		$154,286

SCHEDULE OF INVESTMENTS IVY LASALLE GLOBAL REAL ESTATE FUND *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A)All or a portion of securities with an aggregate value of $737 are on loan.

(B)No dividends were paid during the preceding 12 months.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 2,095	$ —	$ —
Materials	1,069	—	—
Real Estate	86,820	63,200	—
Total Common Stocks	$89,984	$63,200	$ —
Total	$89,984	$63,200	$ —

The following acronym is used throughout this schedule:

REIT = Real Estate Investment Trusts

Market Sector Diversification

(as a % of net assets)	
Real Estate	97.2%
Communication Services	1.4%
Materials	0.7%
Other+	0.7%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



David P. Ginther



Michael T. Wolverton

Below, David P. Ginther, CPA, and Michael T. Wolverton, CFA, portfolio managers of Ivy Natural Resources Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Ginther has managed the Fund since July 2013. He has 24 years of industry experience. Mr. Wolverton has managed the Fund since October 2016 and has 14 years of industry experience.

Fiscal year performance

For the 12 Months Ended March 31, 2019

Ivy Natural Resources Fund (Class A shares at net asset value)	-9.31%
Ivy Natural Resources Fund (Class A shares including sales charges)	-14.49%

Benchmark(s) and Lipper and Morningstar Categories

S&P North American Natural Resources Sector Index (generally reflects the performance of the energy and materials stocks in North America)	-2.38%
MSCI AC World IMI 55% Energy + 45% Materials Index (generally reflects the performance of the energy and materials stocks in developed and emerging markets)	-1.11%
MSCI AC World IMI Energy Index (generally reflects the performance of energy stocks in developed and emerging markets)	1.57%
MSCI AC World IMI Materials Index (generally reflects the performance of materials stocks in developed and emerging markets.)	-4.71%
Lipper Global Natural Resources Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.90%
Morningstar Natural Resources Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.01%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value. Effective April 30, 2018, the Fund's benchmark changed from the MSCI ACWI (All Country World Index) 55% Energy and 45% Materials to the S&P North American Natural Resources Sector Index.

Oil volatility

After bottoming in June 2017, oil prices entered 2018 on an upward trend that continued for most of the calendar year. Strong economic growth, rationed supply from the Organization of Petroleum Exporting Countries (OPEC) and falling global inventories created a positive backdrop for oil prices to move higher. Through October 2018, the West Texas Intermediate (WTI) crude oil price — the U.S. benchmark — ranged from $59 to $75 per barrel.

Because of the strong underlying supply/demand fundamentals, OPEC decided to change its production quotas to begin bringing more supply onto the market. Another factor in this decision was the resumption by the U.S. of economic sanctions against Iran that were scheduled to take effect in November 2018. Members of OPEC anticipated a significant reduction of supply when oil exports from Iran were phased out. However, OPEC and the rest of the market were surprised when the U.S. granted waivers for recipients of Iranian oil to continue doing so for another six months.

The combination of acceleration in the U.S. oil supply, increased OPEC supply, waivers for Iranian exports and decelerating global demand led to a steep drop in oil prices in the fourth quarter of 2018. With the market once again pushed into oversupply, oil prices plunged more than 40% in the final three months of the calendar year. Because of the dramatic negative swing in fundamentals, OPEC reversed course in November and announced a reduction in supply once again. The production cut was a positive stimulus for the oil market as crude oil prices rebounded significantly higher in the first quarter of 2019. WTI was up about 30% and Brent crude oil, the global benchmark, was up slightly more. In addition, global oil inventories declined in the quarter as demand exceeded supply.

Portfolio positioning

The Fund had a negative return for the fiscal year and trailed the return of its benchmark and category averages. The Fund in general was underweight the energy sector and overweight the materials sector compared to its benchmark. The Fund increased its allocation to energy throughout the fiscal year and finished at about 66% of equity assets allocated to that sector.

Globally, the energy sector outperformed the materials sector during the fiscal year, but both sectors were among the worst performing in the market. Generally, more defensive names outperformed in those two groups, as did companies with high-quality balance sheets. The Fund is underweight the Integrated Oil industry segment compared to the benchmark and its peers. That segment showed more defensive qualities in a declining energy equity market.

The Fund's five greatest contributors to performance relative to the benchmark in the fiscal year were overweight positions in BHP Group plc, Rio Tinto plc, Union Pacific Corp., Air Products and Chemicals, Inc., and Canadian Pacific Railway Ltd.

The five greatest relative detractors were the lack of an allocation to Exxon Mobil Corp., as well as overweight positions in RPC, Inc., Halliburton Co., Centennial Resource Development Inc., and Core Laboratories N.V.

The Fund utilized derivatives during the reporting period, but the usage of derivatives had no material impact on the Fund's performance.

Outlook for a recovery

The energy market enters 2019 looking to recover from a tumultuous exit to 2018. OPEC has stated its intent to balance the market and we think its announced production cuts will help achieve that outcome. We also think the cyclical recovery that began in 2018 is likely to resume after being interrupted at the end of the fiscal year. However, the recovery will also depend on worldwide demand and the pace of production from the U.S.

On the demand side, signs have emerged of an economic slowdown in many parts of the world, including China. Both the energy and materials sectors are quite sensitive to the level of demand for commodities in emerging markets, especially China. This outlook is likely to be influenced by the outcome of trade negotiations between the U.S. and China. This issue had yet to be resolved at the end of the fiscal year, so the demand picture remained somewhat uncertain. Absent a significant move lower in demand, we think supply-side fundamentals are healthy enough to drive a recovery in most commodity markets.

U.S. oil production surprised to the upside in 2018 and remains a concern in the coming year. The market is urging capital discipline on the part of U.S. producers, and we think more producers will take a cautious approach to capital expenditures in the coming year. This is likely to help cause a deceleration in supply growth, but we think production growth should remain above 1 million barrels per day in 2019.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Performance shown at net asset value (NAV) does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Investing in companies involved in one specified sector may be more risky and volatile than an investment with greater diversification. Investing in natural resources can be riskier than other types of investment activities because of a range of factors, including price fluctuation caused by real and perceived inflationary trends and political developments; and the cost assumed by natural resource companies in complying with environmental and safety regulations.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets.

Commodity trading, including trading in precious metals, is generally considered speculative because of the significant potential for investment loss. Markets for commodities are likely to be volatile and there may be sharp price fluctuations even during periods when prices overall are rising. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The indexes noted are unmanaged, include reinvested dividends, and do not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Natural Resources Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.5%
Energy	64.1%
Materials	27.3%
Industrials	6.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.5%

Country Weightings

North America	79.3%
United States	69.0%
Canada	10.3%
Europe	12.2%
United Kingdom	8.9%
Other Europe	3.3%
Pacific Basin	4.4%
Australia	4.4%
Other Pacific Basin	0.0%
Other	1.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.5%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Chevron Corp.	United States	Energy	Integrated Oil & Gas
Halliburton Co.	United States	Energy	Oil & Gas Equipment & Services
Phillips 66	United States	Energy	Oil & Gas Refining & Marketing
Concho Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
BHP Group plc	Australia	Materials	Diversified Metals & Mining
Rio Tinto plc	United Kingdom	Materials	Diversified Metals & Mining
EOG Resources, Inc.	United States	Energy	Oil & Gas Exploration & Production
Marathon Petroleum Corp.	United States	Energy	Oil & Gas Refining & Marketing
Valero Energy Corp.	United States	Energy	Oil & Gas Refining & Marketing
Diamondback Energy, Inc.	United States	Energy	Oil & Gas Exploration & Production

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-14.49%	-14.19%	-9.73%	-11.30%	-8.86%	-8.71%	-9.36%	-9.03%
5-year period ended 3-31-19	-7.83%	-7.96%	-7.30%	-6.85%	-6.26%	—	-6.81%	-6.47%
10-year period ended 3-31-19	1.38%	1.26%	1.33%	2.02%	2.45%	—	1.87%	2.24%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	-7.75%	—	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a) The Fund's benchmark changed from the MSCI AC World IMI 55% Energy + 45% Materials Index, MSCI AC World IMI Energy Index and MSCI AC World IMI Materials Index, effective April 30, 2018. IICO believes that the S&P North American Natural Resources Sector Index is more reflective of the types of securities in which the Fund invests than the MSCI AC World IMI 55% Energy + 45% Materials Index, MSCI AC World IMI Energy Index and MSCI AC World IMI Materials Index.

SCHEDULE OF INVESTMENTS

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Australia		
Materials – 4.4%		
BHP Group plc	701	$ 16,905
Total Australia – 4.4%		$16,905
Canada		
Industrials – 3.1%		
Canadian Pacific Railway Ltd.	58	11,867
Materials – 7.2%		
Barrick Gold Corp.	824	11,297
Nutrien Ltd.	221	11,655
West Fraser Timber Co. Ltd.	103	4,985
		27,937
Total Canada – 10.3%		$39,804
Hong Kong		
Materials – 0.0%		
China Metal Recycling (Holdings) Ltd. (A)(B)	30,000	—*
Total Hong Kong – 0.0%		$ —*
Netherlands		
Energy – 2.1%		
Core Laboratories N.V.	118	8,165
Total Netherlands – 2.1%		$ 8,165
Portugal		
Energy – 1.2%		
Galp Energia SGPS S.A., Class B	287	4,591
Total Portugal – 1.2%		$ 4,591
South Africa		
Materials – 1.6%		
Mondi plc	279	6,188
Total South Africa – 1.6%		$ 6,188

COMMON STOCKS (Continued)	Shares	Value
United Kingdom		
Energy – 3.0%		
BP plc	1,642	$ 11,924
Materials – 5.9%		
Croda International plc	92	6,028
Rio Tinto plc	289	16,786
		22,814
Total United Kingdom – 8.9%		$ 34,738
United States		
Energy – 57.8%		
Cabot Oil & Gas Corp.	427	11,141
Centennial Resource Development, Inc., Class A (A)(C)	515	4,530
Chevron Corp.	180	22,141
Cimarex Energy Co.	107	7,490
Concho Resources, Inc.	152	16,918
Continental Resources, Inc. (A)	117	5,229
Diamondback Energy, Inc.	125	12,686
Enterprise Products Partners L.P.	364	10,600
EOG Resources, Inc.	173	16,457
Halliburton Co.	692	20,269
Magellan Midstream Partners L.P.	134	8,130
Marathon Petroleum Corp.	240	14,355
Noble Energy, Inc.	230	5,699
Parsley Energy, Inc., Class A (A)	495	9,557
Phillips 66	183	17,368
RPC, Inc. (C)	756	8,621
Schlumberger Ltd.	226	9,852
Valero Energy Corp.	163	13,853
WPX Energy, Inc. (A)	769	10,082
		224,978
Industrials – 3.0%		
Union Pacific Corp.	70	11,654
Materials – 8.2%		
Air Products and Chemicals, Inc.	55	10,465
Dow Chemical Co. (The)	106	5,637
Ingevity Corp. (A)	35	3,648

COMMON STOCKS (Continued)	Shares	Value
Materials (Continued)		
International Flavors & Fragrances, Inc.	31	$ 3,991
PPG Industries, Inc.	77	8,652
		32,393
Total United States – 69.0%		$269,025
TOTAL COMMON STOCKS – 97.5%		$ 379,416
(Cost: $395,048)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 1.0%		
CVS Health Corp. 2.621%, 4-1-19	$3,222	3,221
Wisconsin Electric Power Co. 2.561%, 4-1-19	792	792
		4,013
Master Note – 1.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.710%, 4-5-19 (E)	5,587	5,587
Money Market Funds – 0.0%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.360%, (F)(G)	14	14
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 9,614
(Cost: $9,615)		
TOTAL INVESTMENT SECURITIES – 99.9%		$389,030
(Cost: $404,663)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (H) – 0.1%		288
NET ASSETS – 100.0%		$ 389,318

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Securities whose value was determined using significant unobservable inputs.

(C) All or a portion of securities with an aggregate value of $1,218 are on loan.

(D) Rate shown is the yield to maturity at March 31, 2019.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Rate shown is the annualized 7-day yield at March 31, 2019.

(G) Investment made with cash collateral received from securities on loan.

(H) Cash of $1,670 has been pledged as collateral on OTC forward foreign currency contracts.

The following forward foreign currency contracts were outstanding at March 31, 2019:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	3,953	U.S. Dollar	4,470	7-5-19	Morgan Stanley International	$ 1	$ —
British Pound	40,264	U.S. Dollar	52,944	7-5-19	UBS AG	254	—
Canadian Dollar	6,812	U.S. Dollar	5,086	7-5-19	UBS AG	—	24
						$255	$24

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Energy	$233,143	$ 16,515	$ —
Industrials	23,521	—	—
Materials	60,330	45,907	—*
Total Common Stocks	$316,994	$62,422	$ —*
Short-Term Securities	14	9,600	—
Total	$317,008	$72,022	$ —*
Forward Foreign Currency Contracts	$ —	$ 255	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 24	$ —

During the year ended March 31, 2019, there were no transfers in or out of Level 3.

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate

OTC = Over the Counter

Market Sector Diversification

(as a % of net assets)

Energy	64.1%
Materials	27.3%
Industrials	6.1%
Other+	2.5%

+Includes cash and other assets (net of liabilities), and cash equivalents



Zachary H. Shafran



Bradley J. Warden

Below, Zachary Shafran and Bradley Warden, portfolio managers of Ivy Science and Technology Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Shafran has managed the Fund since 2001 and has 30 years of industry experience. Mr. Warden was named portfolio manager in October 2016 and was previously an assistant portfolio manager on the Fund since 2014. He has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Science and Technology Fund (Class A shares at net asset value)	12.63%
Ivy Science and Technology Fund (Class A shares including sales charges)	6.15%

Benchmark(s) and Lipper and Morningstar Categories

S&P North American Technology Sector Index (generally reflects the performance of U.S. science and technology stocks)	15.70%
Lipper Science & Technology Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.12%
Morningstar Technology Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	9.94%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

Volatile markets with increasing macroeconomic and political concerns

Equity and fixed-income markets were volatile in the fiscal year ended March 31, 2019. U.S. growth continued through the fiscal year, driven by a strong job market and supportive economy, while some key global economies, like China, began to struggle under the negative sentiment of increasing tariffs. Despite underlying economic strength in the U.S., during the latter months of 2018 domestic markets began to fear the longer-term impacts of trade policy and a potential policy mistake by the U.S. Federal Reserve (Fed).

The consistent monetary policy tightening in the U.S. over the course of calendar 2018 began impacting sentiment and asset prices, especially in the fourth quarter. The Fed raised rates four times in 2018, increasing the federal funds rate to a range of 2.25-2.50% over the course of the year. Markets became particularly worried with the final rate increase in December, as concerns about the domestic housing market and trade-related slowdowns were already on investors' minds. Following the December rate increase, the Fed expressed a more dovish outlook on monetary policy in 2019, suggesting it saw the need to slow down the monetary tightening process. Inflation generally remained in check through the fiscal year even with stronger wage growth data being offset by energy and housing pricing relief.

The Fed's actions were clearly in focus, but the trade war between the U.S. and China created perhaps the greatest uncertainty for the markets over the past few quarters. China's economy and markets saw significant weakening over the course of 2018. Towards the end of the year, concerns crept into the U.S. markets as it appeared that trade negotiations were proving more challenging. A negotiated solution is in the best interest of each country, but the relative uncertainty of a conclusion unsettled the markets.

Beyond the global challenges, the Democrats gained control of the House of Representatives, which further complicates policymaking. The government shutdown towards the end of the calendar year presented one additional near-term risk to domestic growth, though the shutdown proved relatively short-lived with minor economic consequences.

During the fiscal year, information technology stocks performed well with the Fund's benchmark advancing 15.7%. Within information technology, the software subsector performed relatively well, while the semiconductor subsector reversed its strong performance from last fiscal year with a weaker year, even with the strong recovery in the first quarter of 2019. We continue to believe that semiconductors are key to future innovation within technology and that consolidation, operating leverage, balance sheet strength, increases in dividend payments and strong management should provide stability and growth to this subsector.

On the health care front, stocks performed relatively in line with the benchmark, primarily due to waning concerns on political rhetoric around drug pricing pressure and policy uncertainty. We believe health care policy and drug pricing likely get additional focus, though major health care policy changes seem unlikely given the current government composition.

Reduced risk tolerance drove underperformance

The Fund underperformed its benchmark, but outperformed its Morningstar and Lipper peer group averages during the fiscal year. Health care is not represented in the benchmark, so the Fund's allocation to the sector is an important distinction when comparing performance metrics. In the fiscal year, the Fund's health care allocation contributed inline relative performance, with underperformance in health care technology offset by outperformance in biotechnology. Within biotechnology, Ionis Pharmaceuticals, Inc. was the greatest positive contributor.

Underperformance in the Fund's technology exposure was primarily driven by the relative underweight positions in Amazon.com, Inc., Visa, Inc., and Apple, Inc. Visa, Inc. is not a holding in the Fund as of fiscal year end. On the other hand, overweight positions in Euronet Worldwide Inc., Universal Display Corp., and Aspen Technology, Inc., all top 10 positions in the portfolio as of March 31, 2019, positively contributed to the Fund's relative performance.

The Fund used derivatives over the reporting period, but the usage had no material impact on Fund performance.

Fund positioning

While we recognize the challenges of the world economic backdrop, we are excited about the innovation and growth that is taking place within certain companies. We believe many stocks in the information technology space remain relatively well-positioned going forward. Broad macroeconomic events caused a pause in growth in different areas within technology during the fourth quarter of 2018, but we expect a meaningful rebound in the balance of calendar 2019. The Fund had approximately 59% of its equity exposure in the information technology sector as of March 31, 2019. The exposure in information technology is lower year over year due to the creation of the communication services sector, which includes many companies previously in the information technology sector. The Fund had approximately 16% of its equity assets in the communication services sector as of March 31, 2019.

As of the fiscal year end, roughly 17% of the Fund's equity assets were in the health care sector. In developing markets, as the standard of living increases, we believe the demand for quality health care should increase. In our view, biotechnology, health care information technology systems and pharmaceuticals are among the greatest innovators and early adopters of new science and technology, so we are paying particularly close attention to companies in those areas. Even with rhetoric around drug pricing, we believe biotechnology and pharmaceutical companies that bring economic value to the market (e.g. fewer hospitalizations and better patient productivity) should see significant returns and appreciating stock prices. We believe the next few years should be particularly constructive for biotechnology company stocks and we have added several names in this area, as we expect significant innovation and economic returns.

The Fund's "applied science and technology" holdings span several industries and sectors and make up the remainder of the Fund's equity composition. The Fund's cash position as of March 31, 2019 was approximately 1.54% of net assets. We almost always have some cash on hand in an effort to take advantage of opportunities that may present themselves, or to use as a defensive measure to protect the Fund in adverse market conditions.

Seeking opportunities in a volatile market

Going forward, with global trade tensions easing and more dovish monetary policy, we are cautiously optimistic on the broader macroeconomy. Core to this optimism is an expectation of continued progress in the trade war through the balance of 2019. This action is in the long-term best interests of both the U.S. and China and we believe that progress towards negotiations should be supportive of financial markets. Company management teams express varying levels of optimism about economic growth. We also recognize that global economic growth is likely to continue to be questioned as aggressive global monetary easing has ended and global trade policy questions may linger. With this backdrop, we expect any potential volatility to provide opportunities for positioning in key innovation-led names that fit our process and long-term holding strategy.

For the upcoming fiscal year, we believe growth may be lower than fiscal 2018, though asset prices largely reflect this expectation. That said, we intend to continue to be prudent in balancing growth with valuations, as we believe there are many potential investment opportunities — especially in biotechnology, data and semiconductors — around the world. As we look at the securities of such companies, we are focused on what we believe are good growth prospects and sound capital structures. We believe there will be improvement in capital spending trends, and we are looking for a continuation of an active mergers-and-acquisition environment. As always, we continue to carefully monitor the macroeconomic environment, but our focus remains primarily on security-specific fundamental research. Going forward, we believe this attention to bottom-up research, coupled with the innovation and transformation under way across the globe, should continue to provide investment opportunities for the Fund.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may use a range of derivative instruments, typically options, both written and purchased, on individual equity securities owned by the Fund and on U.S. and/or foreign equity indexes, in seeking to hedge various market risks and/or individual security risk as well as to enhance return. The Fund also may use derivative instruments to gain exposure to securities, sectors, markets or geographical areas.

Because the Fund invests more than 25% of its total assets in the science and technology industry, the Fund's performance may be more susceptible to a single economic, regulatory or technological occurrence than a fund that does not concentrate its investments in this industry. Securities of companies within specific industries or sectors of the economy may periodically perform differently than the overall market. In addition, the Fund's performance may be more volatile than an investment in a portfolio of broad market securities and may underperform the market as a whole, due to the relatively limited number of issuers of science and technology related securities. Investment risks associated with investing in science and technology securities, in addition to other risks, include: operating in rapidly changing fields, abrupt or erratic market movements, limited product lines, markets or financial resources, management that is dependent on a limited number of people, short product cycles, aggressive pricing of products and services, new market entrants and obsolescence of existing technology.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Science and Technology Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.6%
Information Technology	57.7%
Health Care	17.4%
Communication Services	15.5%
Consumer Discretionary	5.4%
Real Estate	1.4%
Industrials	0.7%
Materials	0.5%
Warrants	0.0%
Bonds	0.0%
Corporate Debt Securities	0.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.4%

Country Weightings

North America	84.7%
United States	84.7%
Pacific Basin	9.7%
India	5.0%
China	4.4%
Other Pacific Basin	0.3%
Europe	4.1%
Other	0.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.4%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Microsoft Corp.	United States	Information Technology	Systems Software
Euronet Worldwide, Inc.	United States	Information Technology	Data Processing & Outsourced Services
Aspen Technology, Inc.	United States	Information Technology	Application Software
WNS (Holdings) Ltd. ADR	India	Information Technology	Data Processing & Outsourced Services
Vertex Pharmaceuticals, Inc.	United States	Health Care	Biotechnology
ACI Worldwide, Inc.	United States	Information Technology	Application Software
Universal Display Corp.	United States	Information Technology	Electronic Components
Apple, Inc.	United States	Information Technology	Technology Hardware, Storage & Peripherals
Micron Technology, Inc.	United States	Information Technology	Semiconductors
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Science and Technology Fund, Class A Shares[1]	$41,772
S&P North American Technology Sector Index	$66,027

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	6.15%	7.87%	11.79%	9.66%	12.88%	13.07%	12.23%	12.64%
5-year period ended 3-31-19	8.06%	8.36%	8.57%	8.68%	9.64%	—	9.00%	9.39%
10-year period ended 3-31-19	15.37%	15.29%	15.22%	15.68%	16.41%	—	15.73%	16.13%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	10.40%	—	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Alternative Carriers – 1.6%		
Zayo Group Holdings, Inc. (A)	4,311	$ 122,522
Interactive Home Entertainment – 2.1%		
Electronic Arts, Inc. (A)	753	76,517
Take-Two Interactive Software, Inc. (A)	808	76,242
		152,759
Interactive Media & Services – 9.2%		
Alphabet, Inc., Class A (A)	165	193,598
Alphabet, Inc., Class C (A)	217	255,149
Facebook, Inc., Class A (A)	1,393	232,239
		680,986
Movies & Entertainment – 2.6%		
Netflix, Inc. (A)	410	146,297
Walt Disney Co. (The)	459	50,918
		197,215
Total Communication Services – 15.5%		1,153,482
Consumer Discretionary		
Internet & Direct Marketing Retail – 5.4%		
Alibaba Group Holding Ltd. ADR (A)	1,795	327,498
Amazon.com, Inc. (A)	40	71,586
		399,084
Total Consumer Discretionary – 5.4%		399,084
Health Care		
Biotechnology – 12.0%		
Allogene Therapeutics, Inc. (A)(B)	327	9,456
BioMarin Pharmaceutical, Inc. (A)	728	64,704
CRISPR Therapeutics AG (A)(B)	922	32,938
Evogene Ltd. (A)(C)	2,620	4,664
Ionis Pharmaceuticals, Inc. (A)	3,091	250,866
Moderna, Inc. (A)(B)	1,589	32,345
Sage Therapeutics, Inc. (A)	340	54,141
Sarepta Therapeutics, Inc. (A)	767	91,371
Vertex Pharmaceuticals, Inc. (A)	1,932	355,336
		895,821
Health Care Equipment – 1.5%		
Medtronic plc	1,220	111,081
Health Care Services – 0.3%		
Teladoc Health, Inc. (A)	374	20,817
Health Care Technology – 3.1%		
Cerner Corp. (A)	3,995	228,560
Pharmaceuticals – 0.5%		
Elanco Animal Health, Inc. (A)	1,202	38,548
Total Health Care – 17.4%		1,294,827

COMMON STOCKS (Continued)	Shares	Value
Industrials		
Trucking – 0.7%		
Lyft, Inc., Class A (A)	627	$ 49,072
Total Industrials – 0.7%		49,072
Information Technology		
Application Software – 9.8%		
ACI Worldwide, Inc. (A)(C)	10,529	346,095
Aspen Technology, Inc. (A)(C)	3,655	381,038
		727,133
Data Processing & Outsourced Services – 12.3%		
Alliance Data Systems Corp.	639	111,763
Euronet Worldwide, Inc. (A)(C)	3,015	429,935
WNS (Holdings) Ltd. ADR (A)(C)	7,018	373,859
		915,557
Electronic Components – 4.6%		
Universal Display Corp. (B)	2,220	339,328
Electronic Equipment & Instruments – 0.3%		
Keysight Technologies, Inc. (A)	245	21,347
IT Consulting & Other Services – 0.8%		
Teradata Corp. (A)	1,364	59,549
Semiconductor Equipment – 2.2%		
ASML Holding N.V., NY Registry Shares	854	160,538
Semiconductors – 14.0%		
Cypress Semiconductor Corp. (C)	18,856	281,330
Microchip Technology, Inc. (B)	1,204	99,901
Micron Technology, Inc. (A)	8,013	331,159
QUALCOMM, Inc.	2,804	159,912
Semtech Corp. (A)	3,008	153,124
Taiwan Semiconductor Manufacturing Co. Ltd. ADR	469	19,226
		1,044,652
Systems Software – 9.2%		
Microsoft Corp.	5,827	687,260
Technology Hardware, Storage & Peripherals – 4.5%		
Apple, Inc.	1,762	334,768
Total Information Technology – 57.7%		4,290,132
Materials		
Fertilizers & Agricultural Chemicals – 0.5%		
Marrone Bio Innovations, Inc. (A)(B)(C)	23,285	35,626
Total Materials – 0.5%		35,626

COMMON STOCKS (Continued)	Shares	Value
Real Estate		
Specialized REITs – 1.4%		
QTS Realty Trust, Inc., Class A	2,285	$ 102,789
Total Real Estate – 1.4%		102,789
TOTAL COMMON STOCKS – 98.6%		$7,325,012
(Cost: $3,307,929)		

WARRANTS		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., expires 12-31-20 (C)(D)(E)	3,770	1,055
Marrone Bio Innovations, Inc., expires 8-20-23 (C)(D)(E)	3,770	—*
		1,055
TOTAL WARRANTS – 0.0%		$ 1,055
(Cost: $—)		

CORPORATE DEBT SECURITIES	Principal	
Materials		
Fertilizers & Agricultural Chemicals – 0.0%		
Marrone Bio Innovations, Inc., 8.000%, 8-20-20 (C)(D)	$ 4,713	4,672
Total Materials – 0.0%		4,672
TOTAL CORPORATE DEBT SECURITIES – 0.0%		$ 4,672
(Cost: $4,713)		

SHORT-TERM SECURITIES		
Commercial Paper (F) – 1.2%		
Baxter International, Inc.:		
2.661%, 4-1-19	5,000	4,999
2.701%, 4-2-19	6,000	5,998
CVS Health Corp.,		
2.621%, 4-1-19	14,950	14,947
E.I. du Pont de Nemours and Co.:		
2.726%, 4-1-19	6,250	6,249
2.717%, 4-2-19	10,000	9,997
3.150%, 4-10-19	5,666	5,661
3.110%, 4-11-19	6,000	5,994
EssilorLuxottica S.A.,		
2.370%, 4-11-19	6,991	6,985
International Paper Co.:		
2.706%, 4-1-19	10,000	9,998
2.693%, 4-9-19	5,690	5,685
Kellogg Co.,		
2.614%, 4-1-19	10,000	9,998
		86,511

SCHEDULE OF INVESTMENTS IVY SCIENCE AND TECHNOLOGY FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (G)	$ 2,444	$ 2,444
Money Market Funds – 1.2%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (H)(I)	91,713	91,713
Municipal Obligations – 0.1%		
University of California (1-Month U.S. LIBOR plus 8 bps), 2.380%, 4-7-19 (G)	4,000	4,000

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.8%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.440%, 4-7-19 (G)	$55,577	$ 55,577
2.450%, 4-7-19 (G)	5,900	5,900
		61,477
TOTAL SHORT-TERM SECURITIES – 3.3%		$ 246,145
(Cost: $246,163)		
TOTAL INVESTMENT SECURITIES – 101.9%		$7,576,884
(Cost: $3,558,805)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.9)%		(143,050)
NET ASSETS – 100.0%		$7,433,834

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $181,483 are on loan.

(C)Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(D)Restricted securities. At March 31, 2019, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Principal	Cost	Market Value
Marrone Bio Innovations, Inc., 8.000%, 08-20-20	8-20-15	$ 4,713	4,712	4,672
		Shares		
Marrone Bio Innovations, Inc., expires 12-31-20	2-6-18	3,770	—	1,055
Marrone Bio Innovations, Inc., expires 8-20-23	8-20-15	3,770	—	—*
			$4,712	$5,727

The total value of these securities represented 0.1% of net assets at March 31, 2019.

(E)Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(F)Rate shown is the yield to maturity at March 31, 2019.

(G)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(H)Investment made with cash collateral received from securities on loan.

(I)Rate shown is the annualized 7-day yield at March 31, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$7,325,012	$ —	$ —
Warrants	—	1,055	—
Corporate Debt Securities	—	4,672	—
Short-Term Securities	91,713	154,432	—
Total	$7,416,725	$160,159	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

Country Diversification

(as a % of net assets)

United States	84.7%
India	5.0%
China	4.4%
Netherlands	2.2%
Ireland	1.5%
Other Countries	0.8%
Other+	1.4%

+Includes liabilities (net of cash and other assets), and cash equivalents



Matthew K. Richmond



Lowell R. Bolken



Joshua M. Klaetsch

Ivy Securian Real Estate Securities Fund is subadvised by Securian Asset Management, Inc.

Below, Matthew K. Richmond, Lowell R. Bolken, CFA, and Joshua M. Klaetsch, co-portfolio managers of Ivy Securian Real Estate Securities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Richmond has managed the Portfolio since 2014 and has 24 years of industry experience. Mr. Bolken has managed the Portfolio since 2006 and has 28 years of industry experience. Mr. Klaetsch has managed the Portfolio since 2018 and has 12 years of industry experience.

Fiscal year Performance

For the 12 Months Ended March 31, 2019

Ivy Securian Real Estate Securities Fund (Class A shares at net asset value)	16.83%
Ivy Securian Real Estate Securities Fund (Class A shares, including sales charges)	10.10%

Benchmark(s) and Lipper and Morningstar Categories

FTSE Nareit Equity REITs Index (generally reflects the performance of securities representing the commercial real estate market)	20.86%
Wilshire US Real Estate Securities Index (generally reflects the performance of U.S. publicly traded real estate securities)	19.29%
Lipper Real Estate Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	16.40%
Morningstar Real Estate Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	17.08%

The FTSE Nareit Equity REITs Index replaced the Wilshire US Real Estate Securities Index as the Fund's benchmark effective April 30, 2018, as the FTSE Nareit Equity REITs Index is more reflective of the types of securities in which the Fund invests.

Please note that Fund returns include applicable fee and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key Drivers

The Fund posted a positive return for the fiscal year, but underperformed the FTSE NAREIT Equity REITs Index**,** the Fund's benchmark for the fiscal year ended March 31, 2019. The real estate sector rallied along with the broader equities market, delivering over 15% returns in first quarter 2019. Macro-economic conditions remain favorable for real estate operators, although the current cycle has moved into its 10th year of expansion. Tailwinds from U.S. tax reform, business expansion and positive consumer sentiment created a solid backdrop for much of 2018, allowing real estate owners to improve occupancies and command higher rental rates. The recent market tumult driven by fears of a trade-war induced economic slowdown, coupled with potential for political turmoil in the US, have created a cloud of uncertainty over the equity — and real estate — markets.

Despite the macroeconomic and policy uncertainty, we believe real estate owners are in better financial condition to weather adversity than has been the case historically. Occupancies across most every property sector are at historically high levels, and speculative construction continues to be held in check with few exceptions. Industrial real estate investment trusts (REITs) continued to record all-time high occupancy levels in 2018 on the back of an improving economy and increased demand for e-commerce distribution space. Apartment owners also enjoyed another year of favorable operating conditions. Household formation and job creation — two of the primary demand drivers for apartment rentals — both surprised to the upside and helped counteract market jitters regarding overbuilding within the sector. Office occupancies remain relatively stable, but have not reached prior peak levels. This is one sector where new, speculative construction has been fairly broad-based, but successfully leased. Today's office tenants are flocking to modern, more functional space that affords a more enjoyable and efficient environment for their employees. Retail REITs continued to fight what is becoming a secular decline in fundamentals for traditional, "bricks and mortar" storefronts. Another year of significant store closures and bankruptcy filings resulted in a weak 2018 for mall and shopping center owners, both operationally and in stock prices. Unprecedented demand for datacenter space shows no signs of diminishing, driven by increased cloud usage and virtualization and artificial intelligence needs.

Contributors and detractors

A consistent theme among Fund holdings has been a focus on companies we believe own well-located, high-quality properties that feature stable balance sheets; exhibit improving property fundamentals; and have above-average cash-flow growth prospects. Those general characteristics held true throughout 2018, but we increased the Fund's holdings in more "defensively" oriented companies in the latter stages of the year. Most notably we increased exposure to owners of both Net Lease and Health care properties. These types of companies tend to offer above-average dividends and feature very low, but stable, cash flow growth. This defensive posture was a detriment to Fund performance over the first three months of 2019, and contributed to the Fund's relative underperformance versus its benchmark.

From a property-type perspective, the Fund was overweight in owners of warehouses, data centers, single family homes and medical office/life science properties throughout the fiscal year. We also were consistently underweight over the period in shopping center and mall REITs, as well as hotel owners.

Significant contributors to performance during the fiscal year included stock selection within the owners of net lease properties. The holdings within this sector were those we believe possessed above-average growth prospects, strong balance sheets, and attractive dividend growth forecasts. Avoidance of regional malls also contributed favorably to performance since retail owners fared particularly poorly in 2018. An underweight to healthcare facilities owners was the primary detractor from performance. Despite persistently rising interest rates throughout much of 2018, a supportive regulatory pronouncement for skilled nursing and surprisingly low impact from resolutions of troubled tenant leases ameliorated investor angst around weakening fundamentals. Ownership of a cell tower stock also constrained benchmark relative performance. Finally, being overweight single family home REITs throughout the year was a detractor from relative performance versus the benchmark, as companies within that sector struggled to contain rising operating costs.

Outlook

Despite the strong year-to-date showing in equities and credit, there are signs that investors are increasingly nervous. Global investors are worried, and the amount of negative-yielding bonds rose to over $10 trillion, the highest level since late 2016. Buyers also flocked to U.S. Treasuries while inflows to equities have been weak. Pricing in the federal funds futures market reflects concerns that growth will slow enough to prompt the Federal Reserve (Fed) to cut rates by the end of the year. The yield curve remains very flat, also signaling caution. The spread between the 10-year note and 3-month bill flirted with an inversion, confirming that we're in the later innings of this expansion.

Markets recovered well in the final quarter of the period, but many of the risks that we have previously mentioned remain in play. Geopolitical risks remain high. Increasing labor costs and slowing growth have reset earnings expectations at a lower level. However, we think a strong backdrop for the consumer and friendly Fed policies are enough to limit the downside to the economy. Despite our benign outlook in the near term, the violent tightening of financial conditions between October and December 2018 was sobering. Rather than seeing current market strength as an "all clear," the potential for further volatility makes for a measured appetite for risk.

With regard to the current commercial real estate cycle, we continue to see stable operating conditions across the sector with few material concerns on the horizon. Bank lending, commercial construction, equity allocations, and overall pricing metrics remain much healthier than was often the case in previous cycle peaks. Simply moving into the later stages of this recovery does not mean sector fundamentals will turn negative.

The "bondification" of real estate has been bemoaned by many market participants as irrational, but has become current reality. Short-term REIT price movements have been tightly tethered to changes in the 10-Year U.S. Treasury yield for the past five years. While acquiescing to the new normal, we continue to believe that longer-term share price performance will be heavily influenced by macro conditions. Share price support will come from further employment gains and gross domestic product growth while potentially rising borrowing costs, such as a rising 10-year U.S. Treasury yield, or a steepening yield curve could offer resistance.

Valuations of private market transactions continue to support REIT valuations, although following the first quarter surge, REITs are no longer trading at a meaningful discount to net asset value. REIT pricing compared to broader fixed income markets also looks attractive compared to historic averages, though in the context of broader equities REITs are more fairly priced compared to historic averages. Significant fund raising in real estate private equity funds suggests further support for real estate valuations.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Investment risks associated with real estate securities, in addition to other risks, include rental income fluctuation, depreciation, property tax value changes and differences in real estate market values. Real estate securities are subject to interest-rate risk and, as such, the Fund's NAV may fall as interest rates rise.

Investing in companies involved in one specific sector may be more risky and volatile than an investment with greater sector diversification. Because the Fund invests more than 25% of its total assets in the real estate industry, it may be more susceptible to a single economic, regulatory, or technical occurrence than a fund that does not concentrate its investments in this industry. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Securian Real Estate Securities Fund.

The name of Ivy Advantus Real Estate Securities Fund changed to Ivy Securian Real Estate Securities Fund on April 30, 2018.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.1%
Real Estate	99.1%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.9%

Top 10 Equity Holdings

Company	Sector	Industry
Simon Property Group, Inc.	Real Estate	Retail REITs
Equinix, Inc.	Real Estate	Specialized REITs
Alexandria Real Estate Equities, Inc.	Real Estate	Office REITs
AvalonBay Communities, Inc.	Real Estate	Residential REITs
ProLogis, Inc.	Real Estate	Industrial REITs
Boston Properties, Inc.	Real Estate	Office REITs
HCP, Inc.	Real Estate	Health Care REITs
Duke Realty Corp.	Real Estate	Industrial REITs
Welltower, Inc.	Real Estate	Health Care REITs
Sun Communities, Inc.	Real Estate	Residential REITs

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective April 30, 2018, the name of Ivy Advantus Real Estate Securities Fund was changed to Ivy Securian Real Estate Securities Fund.

COMPARISON OF CHANGE IN VALUE IVY SECURIAN REAL ESTATE SECURITIES FUND[a]
OF $10,000 INVESTMENT



▬▬▬	Ivy Securian Real Estate Securities Fund, Class A Shares[1]	. . . .	$42,556
▪▪▪▪	FTSE Nareit Equity REITs Index[b]	. . . .	$53,584
● ● ● ●	Wilshire US Real Estate Securities Index[b]	. . . .	$56,476

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	10.10%	11.61%	15.90%	13.90%	17.22%	17.42%	16.57%	16.99%
5-year period ended 3-31-19	6.79%	6.88%	7.27%	7.46%	8.49%	—	7.84%	8.25%
10-year period ended 3-31-19	15.58%	15.27%	15.41%	16.00%	16.87%	—	16.19%	16.61%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	7.73%	—	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).

(a)Effective April 30, 2018, the name of Ivy Advantus Real Estate Securities Fund was changed to Ivy Securian Real Estate Securities Fund.

(b)The Fund's benchmark changed from the Wilshire US Real Estate Securities Index, effective April 30, 2018. IICO believes that the FTSE Nareit Equity REITs Index is more reflective of the types of securities in which the Fund invests than the Wilshire US Real Estate Securities Index.

SCHEDULE OF INVESTMENTS IVY SECURIAN REAL ESTATE SECURITIES FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Real Estate		
Diversified REITs – 4.3%		
Liberty Property Trust	168	$ 8,115
STORE Capital Corp.	316	10,569
		18,684
Health Care REITs – 12.3%		
HCP, Inc.	499	15,622
Healthcare Trust of America, Inc., Class A	286	8,163
Physicians Realty Trust	286	5,372
Ventas, Inc.	168	10,747
Welltower, Inc.	180	13,960
		53,864
Hotel & Resort REITs – 4.1%		
Host Hotels & Resorts, Inc.	614	11,610
Pebblebrook Hotel Trust	105	3,249
Sunstone Hotel Investors, Inc.	224	3,221
		18,080
Industrial REITs – 7.8%		
Duke Realty Corp.	472	14,434
ProLogis, Inc.	272	19,544
		33,978
Office REITs – 16.1%		
Alexandria Real Estate Equities, Inc.	160	22,823
Boston Properties, Inc.	129	17,297
Cousins Properties, Inc.	209	2,016
Douglas Emmett, Inc.	213	8,601

COMMON STOCKS (Continued)	Shares	Value
Office REITs (Continued)		
Highwoods Properties, Inc.	155	$ 7,228
Kilroy Realty Corp.	100	7,563
SL Green Realty Corp.	52	4,688
		70,216
Residential REITs – 23.6%		
American Homes 4 Rent	269	6,119
Apartment Investment and Management Co., Class A	141	7,111
AvalonBay Communities, Inc.	110	22,168
Camden Property Trust	105	10,658
Equity Lifestyle Properties, Inc.	16	1,772
Equity Residential	142	10,716
Essex Property Trust, Inc.	43	12,372
Invitation Homes, Inc.	355	8,627
Sun Communities, Inc.	115	13,571
UDR, Inc.	213	9,669
		102,783
Retail REITs – 14.2%		
Agree Realty Corp.	101	7,031
Macerich Co. (The)	180	7,781
National Retail Properties, Inc.	68	3,745
Realty Income Corp.	76	5,576
Regency Centers Corp.	115	7,761
Simon Property Group, Inc.	134	24,375
Weingarten Realty Investors	199	5,848
		62,117
Specialized REITs – 16.7%		
CubeSmart	78	2,486
CyrusOne, Inc.	40	2,103

COMMON STOCKS (Continued)	Shares	Value
Specialized REITs (Continued)		
Digital Realty Trust, Inc.	100	$ 11,900
Equinix, Inc.	52	23,637
Extra Space Storage, Inc.	79	8,061
Four Corners Property Trust, Inc.	252	7,465
Public Storage, Inc.	40	8,798
QTS Realty Trust, Inc., Class A	113	5,079
VICI Properties, Inc.	148	3,238
		72,767
Total Real Estate – 99.1%		432,489
TOTAL COMMON STOCKS – 99.1%		$432,489
(Cost: $292,579)		

SHORT-TERM SECURITIES	Principal	
Master Note – 0.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (A)	$3,546	3,546
TOTAL SHORT-TERM SECURITIES – 0.8%		$ 3,546
(Cost: $3,546)		
TOTAL INVESTMENT SECURITIES – 99.9%		$436,035
(Cost: $296,125)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		302
NET ASSETS – 100.0%		$436,337

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$432,489	$ —	$ —
Short-Term Securities	—	3,546	—
Total	$432,489	$3,546	$ —

The following acronyms are used throughout this schedule:

LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trusts

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2019

(In thousands, except per share amounts)	Ivy Asset Strategy Fund[1]	Ivy Balanced Fund	Ivy Energy Fund	Ivy LaSalle Global Real Estate Fund	Ivy Natural Resources Fund	Ivy Science and Technology Fund	Ivy Securian Real Estate Securities Fund[2]
ASSETS							
Investments in unaffiliated securities at value+^	$ 2,931,048	$ 2,608,274	$366,875	$ 153,184	$ 389,030	$ 5,718,610	$436,035
Investments in affiliated securities at value+	13,626	—	—	—	—	1,858,274	—
Bullion at value+	150,540	—	—	—	—	—	—
Investments at Value	3,095,214	2,608,274	366,875	153,184	389,030	7,576,884	436,035
Cash	1,845	304	2	—	1	1	1
Cash denominated in foreign currencies at value+	393	—	—	132	—	—	—
Restricted cash	—	—	—	—	1,670	—	—
Investment securities sold receivable	11,272	—	—	1,794	86	8,669	1,894
Dividends and interest receivable	17,547	8,441	212	648	1,560	4,581	1,714
Capital shares sold receivable	669	1,398	422	102	80	3,406	270
Receivable from affiliates	50	—*	266	185	16	55	4
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	255	—	—
Receivable from securities lending income – net	135	2	2	—*	1	429	—
Prepaid and other assets	88	108	65	64	63	124	65
Total Assets	3,127,213	2,618,527	367,844	156,109	392,762	7,594,149	439,983
LIABILITIES							
Cash collateral on securities loaned at value	2,353	6,288	1,141	—	14	91,713	—
Investment securities purchased payable	30,418	—	—	1,302	1,797	52,389	2,362
Capital shares redeemed payable	6,480	4,545	977	431	893	13,587	1,046
Independent Trustees and Chief Compliance Officer fees payable	1,160	354	37	4	498	835	76
Overdraft due to custodian	—	—	—	21	—	—	—
Distribution and service fees payable	90	61	6	1	7	144	6
Shareholder servicing payable	647	426	132	23	157	1,090	100
Investment management fee payable	164	141	26	12	27	481	29
Accounting services fee payable	23	23	11	6	11	23	12
Unrealized depreciation on forward foreign currency contracts	—	—	—	—	24	—	—
Swap agreements, at value	1,402	—	—	—	—	—	—
Other liabilities	123	26	17	23	16	53	15
Total Liabilities	42,860	11,864	2,347	1,823	3,444	160,315	3,646
Total Net Assets	$3,084,353	$2,606,663	$365,497	$154,286	$ 389,318	$7,433,834	$436,337
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 3,476,201	$ 2,233,456	$530,829	$139,825	$1,028,954	$ 3,168,010	$ 297,241
Accumulated earnings gain (loss)	(391,848)	373,207	(165,332)	14,461	(639,636)	4,265,824	139,096
Total Net Assets	$3,084,353	$2,606,663	$365,497	$154,286	$ 389,318	$7,433,834	$436,337
CAPITAL SHARES OUTSTANDING:							
Class A	65,977	54,069	14,191	1,768	16,240	60,865	7,100
Class B	2,475	1,739	133	74	139	708	68
Class C	32,810	15,648	3,129	389	1,863	9,798	233
Class E	1,791	9	10	N/A	283	560	138
Class I	38,497	37,013	16,061	7,813	7,577	30,389	6,520
Class N	227	655	530	2,706	352	1,388	24
Class R	2,154	557	1,946	505	1,111	2,013	37
Class Y	7,284	1,023	2,222	470	1,340	6,406	3,682
NET ASSET VALUE PER SHARE:							
Class A	$20.63	$23.58	$9.45	$11.22	$13.45	$65.00	$24.45
Class B	$19.15	$23.29	$8.51	$11.16	$11.12	$51.83	$23.45
Class C	$19.33	$23.38	$8.70	$11.15	$11.13	$54.26	$23.86
Class E	$20.71	$23.71	$9.71	N/A	$13.81	$64.37	$24.45
Class I	$20.93	$23.57	$9.85	$11.24	$14.06	$72.51	$24.63
Class N	$20.99	$23.62	$9.90	$11.26	$14.12	$73.03	$24.66
Class R	$20.35	$23.54	$9.34	$11.19	$13.26	$62.89	$24.42
Class Y	$20.69	$23.58	$9.59	$11.35	$13.79	$69.01	$24.48
+COST							
Investments in unaffiliated securities at cost	$ 2,610,454	$ 2,327,243	$ 336,961	$136,225	$ 404,663	$2,993,200	$ 296,125
Investments in affiliated securities at cost	616,742	—	—	—	—	565,605	—
Bullion at cost	137,353	—	—	—	—	—	—
Cash denominated in foreign currencies at cost	393	—	—	132	—	—	—
^Securities loaned at value	10,265	6,137	2,569	737	1,218	181,483	—

*Not shown due to rounding.
(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).
(2)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Real Estate Securities Fund to Ivy Securian Real Estate Securities Fund.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2019

(In thousands)	Ivy Asset Strategy Fund[(1)]	Ivy Balanced Fund	Ivy Energy Fund	Ivy LaSalle Global Real Estate Fund	Ivy Natural Resources Fund
INVESTMENT INCOME					
Dividends from unaffiliated securities	$ 48,447	$ 38,853	$ 4,662	$ 3,016	$ 11,293
Foreign dividend withholding tax	(2,563)	(130)	(104)	(144)	(184)
Interest and amortization from unaffiliated securities	44,303	32,918	93	5	206
Securities lending income – net	529	89	118	—*	94
Total Investment Income	90,716	71,730	4,769	2,877	11,409
EXPENSES					
Investment management fee	20,379	18,220	4,295	907	4,028
Distribution and service fees:					
Class A	3,345	3,286	465	31	646
Class B	654	501	18	4	23
Class C	7,997	4,215	406	22	307
Class E	92	1	—*	N/A	11
Class R	244	65	109	13	90
Class Y	410	71	87	6	55
Shareholder servicing:					
Class A	2,448	2,008	673	44	1,077
Class B	129	84	11	1	25
Class C	859	460	78	3	45
Class E	123	—*	—*	N/A	36
Class I	1,175	1,487	372	94	230
Class N	1	2	1	3	1
Class R	123	33	55	6	46
Class Y	254	44	56	4	35
Registration fees	139	143	120	102	115
Custodian fees	166	29	21	39	16
Independent Trustees and Chief Compliance Officer fees	34	127	23	3	—*
Accounting services fee	275	275	156	57	141
Professional fees	1,316	53	25	23	36
Reorganization fees	—	—	—	102	—
Other	600	255	74	37	55
Total Expenses	40,763	31,359	7,045	1,501	7,018
Less:					
Expenses in excess of limit	(99)	—*	(431)	(267)	(33)
Total Net Expenses	40,664	31,359	6,614	1,234	6,985
Net Investment Income (Loss)	50,052	40,371	(1,845)	1,643	4,424
REALIZED AND UNREALIZED GAIN (LOSS)					
Net realized gain (loss) on:					
Investments in unaffiliated securities	349,807	239,149	(1,331)	5,223	(2,754)
Net increase from payments by affiliates (See Note 11 in Notes to Financial Statements for further information)	13,805	—	—	—	—
Swap agreements	1,727	—	—	—	—
Forward foreign currency contracts	—	—	—	—	5,209
Foreign currency exchange transactions	(695)	—	(9)	(39)	19
Net change in unrealized appreciation (depreciation) on:					
Investments in unaffiliated securities	(340,871)	(113,392)	(79,858)	10,334	(50,272)
Investments in affiliated securities	6,947	—	—	—	—
Swap agreements	(1,402)	—	—	—	—
Forward foreign currency contracts	—	—	—	—	120
Foreign currency exchange transactions	(483)	—	—	(2)	(16)
Net Realized and Unrealized Gain (Loss)	28,835	125,757	(81,198)	15,516	(47,694)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 78,887	$166,128	$(83,043)	$17,159	$(43,270)

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2019

(In thousands)	Ivy Science and Technology Fund	Ivy Securian Real Estate Securities Fund[1]
INVESTMENT INCOME		
Dividends from unaffiliated securities	$ 42,779	$ 12,280
Dividends from affiliated securities	8,307	—
Foreign dividend withholding tax	(241)	—
Interest and amortization from unaffiliated securities	2,658	133
Interest and amortization from affiliated securities	374	—
Securities lending income – net	2,960	—
Total Investment Income	56,837	12,413
EXPENSES		
Investment management fee	59,693	4,100
Distribution and service fees:		
Class A	9,884	445
Class B	425	18
Class C	5,714	65
Class E	84	8
Class R	642	4
Class Y	1,278	238
Shareholder servicing:		
Class A	5,558	544
Class B	106	10
Class C	771	20
Class E	133	18
Class I	3,920	305
Class N	12	—*
Class R	328	2
Class Y	803	143
Registration fees	191	125
Custodian fees	116	14
Independent Trustees and Chief Compliance Officer fees	334	13
Accounting services fee	275	141
Professional fees	111	27
Other	608	61
Total Expenses	90,986	6,301
Less:		
Expenses in excess of limit	(99)	(465)
Total Net Expenses	90,887	5,836
Net Investment Income (Loss)	(34,050)	6,577
REALIZED AND UNREALIZED GAIN (LOSS)		
Net realized gain (loss) on:		
Investments in unaffiliated securities	552,306	25,280
Investments in affiliated securities	135,384	—
Written options	(30,744)	—
Foreign currency exchange transactions	—*	—
Net change in unrealized appreciation (depreciation) on:		
Investments in unaffiliated securities	5,552	39,169
Investments in affiliated securities	239,898	—
Written options	7,917	—
Net Realized and Unrealized Gain	910,313	64,449
Net Increase in Net Assets Resulting from Operations	$876,263	$ 71,026

*Not shown due to rounding.
(1)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Real Estate Securities Fund to Ivy Securian Real Estate Securities Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Asset Strategy Fund[1]		Ivy Balanced Fund		Ivy Energy Fund	
	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 50,052	$ 23,517	$ 40,371	$ 28,121	$ (1,845)	$ 2,743
Net realized gain (loss) on investments	364,644	205,984	239,149	111,582	(1,340)	(56,445)
Net change in unrealized appreciation (depreciation)	(335,809)	225,205	(113,392)	(38,682)	(79,858)	(12,672)
Net Increase (Decrease) in Net Assets Resulting from Operations	78,887	454,706	166,128	101,021	(83,043)	(66,374)
Distributions to Shareholders From:						
Net investment income:						
Class A		(11,648)		(12,867)		(702)
Class B		(348)		(829)		—
Class C		(4,756)		(7,726)		—
Class E		(437)		(4)		(1)
Class I		(8,967)		(14,065)		(1,519)
Class N		(34)		(244)		(34)
Class R		(348)		(221)		(36)
Class Y		(2,006)		(943)		(177)
Net realized gains:						
Class A		(22,116)		(15,452)		—
Class B		(2,002)		(1,607)		—
Class C		(25,898)		(14,681)		—
Class E		(686)		(5)		—
Class I		(11,674)		(14,912)		—
Class N		(38)		(246)		—
Class R		(1,077)		(360)		—
Class Y		(3,554)		(1,127)		—
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(207,774)		(130,468)		—	
Class B	(10,082)		(4,454)		—	
Class C	(124,225)		(38,079)		—	
Class E	(5,730)		(21)		—	
Class I	(100,183)		(94,446)		—	
Class N	(605)		(1,253)		—	
Class R	(7,648)		(1,260)		—	
Class Y	(26,415)		(2,579)		—	
Total Distributions to Shareholders	(482,662)	(95,589)	(272,560)	(85,289)	—	(2,469)
Capital Share Transactions	172,274	(1,423,780)	(297,659)	756,481	(144,922)	97,699
Net Increase (Decrease) in Net Assets	(231,501)	(1,064,663)	(404,091)	772,213	(227,965)	28,856
Net Assets, Beginning of Period	3,315,854	4,380,517	3,010,754	2,238,541	593,462	564,606
Net Assets, End of Period	$3,084,353	$ 3,315,854	$2,606,663	$3,010,754	$ 365,497	$593,462
Undistributed net investment income		$ 10,603		$ 2,584		$ 2,092

[1]Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy LaSalle Global Real Estate Fund Year ended 3-31-19	Ivy LaSalle Global Real Estate Fund Year ended 3-31-18	Ivy Natural Resources Fund Year ended 3-31-19	Ivy Natural Resources Fund Year ended 3-31-18	Ivy Science and Technology Fund Year ended 3-31-19	Ivy Science and Technology Fund Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 1,643	$ 1,546	$ 4,424	$ (805)	$ (34,050)	$ (29,243)
Net realized gain on investments	5,184	529	2,474	2,865	656,946	594,043
Net change in unrealized appreciation (depreciation)	10,332	680	(50,168)	(4,031)	253,367	196,581
Net Increase (Decrease) in Net Assets Resulting from Operations	17,159	2,755	(43,270)	(1,971)	876,263	761,381
Distributions to Shareholders From:						
Net investment income:						
Class A		(92)		—		—
Class B		(1)		—		—
Class C		(4)		—		—
Class E		N/A		—		—
Class I		(315)		—		—
Class N		(362)		—		—
Class R		(4)		—		—
Class Y		(7)		—		—
Net realized gains:						
Class A		(63)		—		(70,651)
Class B		(2)		—		(3,167)
Class C		(6)		—		(48,672)
Class E		N/A		—		(2,002)
Class I		(166)		—		(91,438)
Class N		(207)		—		(5,915)
Class R		(4)		—		(8,666)
Class Y		(5)		—		(36,185)
Accumulated earnings: (combined net investment income and net realized gains)						
Class A	(501)		—		(419,052)	
Class B	(15)		—		(5,267)	
Class C	(66)		—		(69,462)	
Class E	N/A		(17)		(3,711)	
Class I	(2,020)		(585)		(218,071)	
Class N	(1,428)		(34)		(8,356)	
Class R	(72)		—		(14,059)	
Class Y	(77)		(49)		(48,473)	
Total Distributions to Shareholders	(4,179)	(1,238)	(685)	—	(786,451)	(266,696)
Capital Share Transactions	73,054	33,110	(110,192)	(152,044)	(352,785)	3,248,500
Net Increase (Decrease) in Net Assets	86,034	34,627	(154,147)	(154,015)	(262,973)	3,743,185
Net Assets, Beginning of Period	68,252	33,625	543,465	697,480	7,696,807	3,953,622
Net Assets, End of Period	$154,286	$68,252	$389,318	$543,465	$7,433,834	$7,696,807
Undistributed (distributions in excess of) net investment income		$ 766		$ 6,629		$ (19,987)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Securian Real Estate Securities Fund[1]	
	Year ended 3-31-19	Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS		
Operations:		
Net investment income	$ 6,577	$ 8,699
Net realized gain on investments	25,280	35,054
Net change in unrealized appreciation (depreciation)	39,169	(52,861)
Net Increase (Decrease) in Net Assets Resulting from Operations	71,026	(9,108)
Distributions to Shareholders From:		
Net investment income:		
Class A		(1,533)
Class B		—
Class C		(11)
Class E		(25)
Class I		(2,150)
Class N		(24)
Class R		(5)
Class Y		(946)
Net realized gains:		
Class A		(24,076)
Class B		(298)
Class C		(1,394)
Class E		(406)
Class I		(20,582)
Class N		(68)
Class R		(110)
Class Y		(11,864)
Accumulated earnings:		
(combined net investment income and net realized gains)		
Class A	(11,441)	
Class B	(94)	
Class C	(355)	
Class E	(216)	
Class I	(11,797)	
Class N	(44)	
Class R	(51)	
Class Y	(6,325)	
Total Distributions to Shareholders	(30,323)	(63,492)
Capital Share Transactions	(79,796)	(76,477)
Net Decrease in Net Assets	(39,093)	(149,077)
Net Assets, Beginning of Period	475,430	624,507
Net Assets, End of Period	$436,337	$475,430
Undistributed net investment income		$ 1,429

(1)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Real Estate Securities Fund to Ivy Securian Real Estate Securities Fund.

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ASSET STRATEGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$24.02	$ 0.38	$ 0.09	$ 0.47	$(0.40)	$(3.46)	$(3.86)
Year ended 3-31-2018	21.86	0.21	2.64	2.85	(0.24)	(0.45)	(0.69)
Year ended 3-31-2017	20.83	0.00*	1.03	1.03	—	—	—
Year ended 3-31-2016	25.89	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)
Year ended 3-31-2015	31.61	0.26	(1.01)	(0.75)	(0.12)	(4.85)	(4.97)
Class B Shares[4]							
Year ended 3-31-2019	22.55	0.20	0.06	0.26	(0.20)	(3.46)	(3.66)
Year ended 3-31-2018	20.56	0.02	2.50	2.52	(0.08)	(0.45)	(0.53)
Year ended 3-31-2017	19.73	(0.16)	0.99	0.83	—	—	—
Year ended 3-31-2016	24.73	(0.04)	(3.59)	(3.63)	—	(1.37)	(1.37)
Year ended 3-31-2015	30.54	0.03	(0.96)	(0.93)	(0.03)	(4.85)	(4.88)
Class C Shares							
Year ended 3-31-2019	22.71	0.22	0.07	0.29	(0.21)	(3.46)	(3.67)
Year ended 3-31-2018	20.71	0.02	2.51	2.53	(0.08)	(0.45)	(0.53)
Year ended 3-31-2017	19.87	(0.15)	0.99	0.84	—	—	—
Year ended 3-31-2016	24.88	(0.02)	(3.62)	(3.64)	—	(1.37)	(1.37)
Year ended 3-31-2015	30.69	0.04	(0.97)	(0.93)	(0.03)	(4.85)	(4.88)
Class E Shares							
Year ended 3-31-2019	24.11	0.41	0.08	0.49	(0.43)	(3.46)	(3.89)
Year ended 3-31-2018	21.95	0.24	2.66	2.90	(0.29)	(0.45)	(0.74)
Year ended 3-31-2017	20.89	(0.03)	1.09	1.06	—	—	—
Year ended 3-31-2016	25.96	0.13	(3.78)	(3.65)	(0.05)	(1.37)	(1.42)
Year ended 3-31-2015	31.67	0.23	(0.98)	(0.75)	(0.11)	(4.85)	(4.96)
Class I Shares							
Year ended 3-31-2019	24.33	0.44	0.10	0.54	(0.48)	(3.46)	(3.94)
Year ended 3-31-2018	22.16	0.27	2.70	2.97	(0.35)	(0.45)	(0.80)
Year ended 3-31-2017	21.06	0.05	1.05	1.10	—	—	—
Year ended 3-31-2016	26.15	0.23	(3.84)	(3.61)	(0.11)	(1.37)	(1.48)
Year ended 3-31-2015	31.88	0.33	(1.02)	(0.69)	(0.19)	(4.85)	(5.04)
Class N Shares							
Year ended 3-31-2019	24.40	0.45	0.11	0.56	(0.51)	(3.46)	(3.97)
Year ended 3-31-2018	22.24	0.28	2.73	3.01	(0.40)	(0.45)	(0.85)
Year ended 3-31-2017	21.10	0.02	1.12	1.14	—	—	—
Year ended 3-31-2016	26.21	0.22	(3.81)	(3.59)	(0.15)	(1.37)	(1.52)
Year ended 3-31-2015[6]	31.79	0.22	(0.78)	(0.56)	(0.17)	(4.85)	(5.02)
Class R Shares							
Year ended 3-31-2019	23.73	0.31	0.08	0.39	(0.31)	(3.46)	(3.77)
Year ended 3-31-2018	21.59	0.13	2.61	2.74	(0.15)	(0.45)	(0.60)
Year ended 3-31-2017	20.63	(0.10)	1.06	0.96	—	—	—
Year ended 3-31-2016	25.68	0.05	(3.73)	(3.68)	—	(1.37)	(1.37)
Year ended 3-31-2015	31.45	0.14	(1.00)	(0.86)	(0.06)	(4.85)	(4.91)
Class Y Shares							
Year ended 3-31-2019	24.09	0.39	0.08	0.47	(0.41)	(3.46)	(3.87)
Year ended 3-31-2018	21.92	0.21	2.67	2.88	(0.26)	(0.45)	(0.71)
Year ended 3-31-2017	20.88	0.00*	1.04	1.04	—	—	—
Year ended 3-31-2016	25.94	0.15	(3.78)	(3.63)	(0.06)	(1.37)	(1.43)
Year ended 3-31-2015	31.67	0.25	(1.01)	(0.76)	(0.12)	(4.85)	(4.97)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Expense ratio based on the period excluding litigation expenses was 1.00%

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$20.63	2.67%	$ 1,361	1.16%	1.71%	—%	—%	52%
Year ended 3-31-2018	24.02	13.11	1,345	1.13	0.90	—	—	34
Year ended 3-31-2017	21.86	4.95	1,315	1.12	-0.02	—	—	51
Year ended 3-31-2016	20.83	-14.39	3,153	0.99	0.61	—	—	68
Year ended 3-31-2015	25.89	-2.28	6,332	0.96	0.86	—	—	75
Class B Shares[4]								
Year ended 3-31-2019	19.15	1.89	47	1.93	0.96	—	—	52
Year ended 3-31-2018	22.55	12.26	86	1.91	0.10	—	—	34
Year ended 3-31-2017	20.56	4.21	141	1.83	-0.81	—	—	51
Year ended 3-31-2016	19.73	-15.06	287	1.76	-0.16	—	—	68
Year ended 3-31-2015	24.73	-3.01	571	1.71	0.11	—	—	75
Class C Shares								
Year ended 3-31-2019	19.33	1.99	634	1.83	1.05	—	—	52
Year ended 3-31-2018	22.71	12.29	995	1.89	0.11	—	—	34
Year ended 3-31-2017	20.71	4.23	1,620	1.83	-0.75	—	—	51
Year ended 3-31-2016	19.87	-15.01	3,792	1.71	-0.10	—	—	68
Year ended 3-31-2015	24.88	-2.99	7,807	1.68	0.13	—	—	75
Class E Shares								
Year ended 3-31-2019	20.71	2.74	37	1.04[5]	1.82	1.31	1.55	52
Year ended 3-31-2018	24.11	13.29	37	1.00	1.03	1.30	0.73	34
Year ended 3-31-2017	21.95	5.07	38	1.03	-0.13	1.28	-0.38	51
Year ended 3-31-2016	20.89	-14.41	53	1.00	0.53	1.14	0.39	68
Year ended 3-31-2015	25.96	-2.29	72	1.00	0.79	1.10	0.69	75
Class I Shares								
Year ended 3-31-2019	20.93	2.93	805	0.89	1.97	—	—	52
Year ended 3-31-2018	24.33	13.48	622	0.85	1.15	—	—	34
Year ended 3-31-2017	22.16	5.22	952	0.85	0.23	—	—	51
Year ended 3-31-2016	21.06	-14.17	2,382	0.74	0.95	—	—	68
Year ended 3-31-2015	26.15	-2.06	9,112	0.74	1.08	—	—	75
Class N Shares								
Year ended 3-31-2019	20.99	3.03	5	0.79	2.03	—	—	52
Year ended 3-31-2018	24.40	13.65	2	0.78	1.19	—	—	34
Year ended 3-31-2017	22.24	5.40	13	0.69	0.07	—	—	51
Year ended 3-31-2016	21.10	-14.09	12	0.60	0.89	—	—	68
Year ended 3-31-2015[6]	26.21	-1.67	12	0.59[7]	1.18[7]	—	—	75[8]
Class R Shares								
Year ended 3-31-2019	20.35	2.32	44	1.47	1.40	—	—	52
Year ended 3-31-2018	23.73	12.74	54	1.45	0.57	—	—	34
Year ended 3-31-2017	21.59	4.65	65	1.43	-0.48	—	—	51
Year ended 3-31-2016	20.63	-14.69	106	1.34	0.20	—	—	68
Year ended 3-31-2015	25.68	-2.67	161	1.33	0.47	—	—	75
Class Y Shares								
Year ended 3-31-2019	20.69	2.70	151	1.13	1.73	—	—	52
Year ended 3-31-2018	24.09	13.15	175	1.10	0.92	—	—	34
Year ended 3-31-2017	21.92	4.98	237	1.08	—	—	—	51
Year ended 3-31-2016	20.88	-14.36	512	0.99	0.63	1.00	0.62	68
Year ended 3-31-2015	25.94	-2.31	1,134	0.96	0.85	0.98	0.83	75

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY BALANCED FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 24.74	$ 0.37	$ 1.03	$ 1.40	$(0.36)	$(2.20)	$(2.56)
Year ended 3-31-2018	24.33	0.37	1.18	1.55	(0.48)	(0.66)	(1.14)
Year ended 3-31-2017	22.99	0.33	1.59	1.92	(0.30)	(0.28)	(0.58)
Year ended 3-31-2016	25.65	0.29	(1.51)	(1.22)	(0.26)	(1.18)	(1.44)
Year ended 3-31-2015	24.38	0.20	1.97	2.17	(0.16)	(0.74)	(0.90)
Class B Shares[4]							
Year ended 3-31-2019	24.47	0.18	1.01	1.19	(0.17)	(2.20)	(2.37)
Year ended 3-31-2018	24.09	0.18	1.17	1.35	(0.31)	(0.66)	(0.97)
Year ended 3-31-2017	22.78	0.15	1.59	1.74	(0.15)	(0.28)	(0.43)
Year ended 3-31-2016	25.45	0.11	(1.50)	(1.39)	(0.10)	(1.18)	(1.28)
Year ended 3-31-2015	24.19	0.01	1.97	1.98	—	(0.72)	(0.72)
Class C Shares							
Year ended 3-31-2019	24.56	0.19	1.01	1.20	(0.18)	(2.20)	(2.38)
Year ended 3-31-2018	24.17	0.19	1.18	1.37	(0.32)	(0.66)	(0.98)
Year ended 3-31-2017	22.85	0.16	1.59	1.75	(0.15)	(0.28)	(0.43)
Year ended 3-31-2016	25.53	0.13	(1.52)	(1.39)	(0.11)	(1.18)	(1.29)
Year ended 3-31-2015	24.26	0.02	1.97	1.99	—*	(0.72)	(0.72)
Class E Shares[5]							
Year ended 3-31-2019	24.87	0.40	1.04	1.44	(0.40)	(2.20)	(2.60)
Year ended 3-31-2018	24.45	0.41	1.19	1.60	(0.52)	(0.66)	(1.18)
Year ended 3-31-2017	23.09	0.37	1.61	1.98	(0.34)	(0.28)	(0.62)
Year ended 3-31-2016	25.76	0.33	(1.53)	(1.20)	(0.29)	(1.18)	(1.47)
Year ended 3-31-2015	24.48	0.23	1.99	2.22	(0.20)	(0.74)	(0.94)
Class I Shares							
Year ended 3-31-2019	24.74	0.43	1.02	1.45	(0.42)	(2.20)	(2.62)
Year ended 3-31-2018	24.33	0.43	1.19	1.62	(0.55)	(0.66)	(1.21)
Year ended 3-31-2017	22.98	0.39	1.60	1.99	(0.36)	(0.28)	(0.64)
Year ended 3-31-2016	25.63	0.36	(1.52)	(1.16)	(0.31)	(1.18)	(1.49)
Year ended 3-31-2015	24.36	0.26	1.98	2.24	(0.23)	(0.74)	(0.97)
Class N Shares							
Year ended 3-31-2019	24.78	0.46	1.04	1.50	(0.46)	(2.20)	(2.66)
Year ended 3-31-2018	24.37	0.47	1.19	1.66	(0.59)	(0.66)	(1.25)
Year ended 3-31-2017	23.01	0.42	1.61	2.03	(0.39)	(0.28)	(0.67)
Year ended 3-31-2016	25.66	0.39	(1.52)	(1.13)	(0.34)	(1.18)	(1.52)
Year ended 3-31-2015[6]	24.66	0.22	1.72	1.94	(0.20)	(0.74)	(0.94)
Class R Shares							
Year ended 3-31-2019	24.70	0.28	1.04	1.32	(0.28)	(2.20)	(2.48)
Year ended 3-31-2018	24.30	0.28	1.18	1.46	(0.40)	(0.66)	(1.06)
Year ended 3-31-2017	22.96	0.25	1.60	1.85	(0.23)	(0.28)	(0.51)
Year ended 3-31-2016	25.65	0.22	(1.53)	(1.31)	(0.20)	(1.18)	(1.38)
Year ended 3-31-2015	24.37	0.11	1.98	2.09	(0.07)	(0.74)	(0.81)
Class Y Shares							
Year ended 3-31-2019	24.75	0.37	1.02	1.39	(0.36)	(2.20)	(2.56)
Year ended 3-31-2018	24.34	0.38	1.17	1.55	(0.48)	(0.66)	(1.14)
Year ended 3-31-2017	22.99	0.35	1.59	1.94	(0.31)	(0.28)	(0.59)
Year ended 3-31-2016	25.66	0.29	(1.52)	(1.23)	(0.26)	(1.18)	(1.44)
Year ended 3-31-2015	24.38	0.20	1.99	2.19	(0.17)	(0.74)	(0.91)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class share is closed to investment.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$23.58	6.25%	$1,275	1.09%	1.49%	—%	—%	53%
Year ended 3-31-2018	24.74	6.43	1,368	1.12	1.48	—	—	36
Year ended 3-31-2017	24.33	8.44	688	1.11	1.40	—	—	47
Year ended 3-31-2016	22.99	-4.92	1,311	1.10	1.21	—	—	56
Year ended 3-31-2015	25.65	9.06	1,207	1.11	0.78	—	—	33
Class B Shares[4]								
Year ended 3-31-2019	23.29	5.43	41	1.85	0.73	—	—	53
Year ended 3-31-2018	24.47	5.64	58	1.86	0.75	—	—	36
Year ended 3-31-2017	24.09	7.68	77	1.84	0.66	—	—	47
Year ended 3-31-2016	22.78	-5.62	80	1.83	0.48	—	—	56
Year ended 3-31-2015	25.45	8.28	74	1.84	0.04	—	—	33
Class C Shares								
Year ended 3-31-2019	23.38	5.46	366	1.80	0.78	—	—	53
Year ended 3-31-2018	24.56	5.69	485	1.83	0.78	—	—	36
Year ended 3-31-2017	24.17	7.72	707	1.80	0.69	—	—	47
Year ended 3-31-2016	22.85	-5.62	892	1.79	0.53	—	—	56
Year ended 3-31-2015	25.53	8.34	736	1.80	0.09	—	—	33
Class E Shares[5]								
Year ended 3-31-2019	23.71	6.38	—*	0.94	1.63	—	—	53
Year ended 3-31-2018	24.87	6.61	—*	0.97	1.62	—	—	36
Year ended 3-31-2017	24.45	8.65	—*	0.95	1.54	—	—	47
Year ended 3-31-2016	23.09	-4.82	—*	0.95	1.36	—	—	56
Year ended 3-31-2015	25.76	9.22	—*	0.96	0.92	—	—	33
Class I Shares								
Year ended 3-31-2019	23.57	6.51	873	0.84	1.73	—	—	53
Year ended 3-31-2018	24.74	6.66	1,043	0.88	1.72	—	—	36
Year ended 3-31-2017	24.33	8.75	673	0.85	1.63	—	—	47
Year ended 3-31-2016	22.98	-4.70	373	0.84	1.47	—	—	56
Year ended 3-31-2015	25.63	9.34	315	0.86	1.03	—	—	33
Class N Shares								
Year ended 3-31-2019	23.62	6.66	15	0.70	1.88	—	—	53
Year ended 3-31-2018	24.78	6.86	10	0.72	1.88	—	—	36
Year ended 3-31-2017	24.37	8.92	10	0.70	1.77	—	—	47
Year ended 3-31-2016	23.01	-4.57	5	0.69	1.60	—	—	56
Year ended 3-31-2015[6]	25.66	8.01	4	0.70[7]	1.29[7]	—	—	33[8]
Class R Shares								
Year ended 3-31-2019	23.54	5.91	13	1.43	1.14	—	—	53
Year ended 3-31-2018	24.70	6.04	13	1.46	1.13	—	—	36
Year ended 3-31-2017	24.30	8.12	14	1.44	1.04	—	—	47
Year ended 3-31-2016	22.96	-5.29	13	1.44	0.89	—	—	56
Year ended 3-31-2015	25.65	8.71	9	1.46	0.43	—	—	33
Class Y Shares								
Year ended 3-31-2019	23.58	6.22	24	1.09	1.49	1.09	1.49	53
Year ended 3-31-2018	24.75	6.44	34	1.12	1.53	—	—	36
Year ended 3-31-2017	24.34	8.50	70	1.10	1.47	—	—	47
Year ended 3-31-2016	22.99	-4.95	124	1.09	1.16	—	—	56
Year ended 3-31-2015	25.66	9.10	185	1.11	0.79	—	—	33

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY ENERGY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 11.55	$(0.05)	$(2.05)	$ (2.10)	$ —	$—	$ —
Year ended 3-31-2018	13.30	0.03	(1.74)	(1.71)	(0.04)	—	(0.04)
Year ended 3-31-2017	10.75	(0.08)	2.63	2.55	—	—	—
Year ended 3-31-2016	14.03	(0.03)	(3.25)	(3.28)	—	—	—
Year ended 3-31-2015	16.38	(0.05)	(2.30)	(2.35)	—	—	—
Class B Shares[5]							
Year ended 3-31-2019	10.48	(0.13)	(1.84)	(1.97)	—	—	—
Year ended 3-31-2018	12.15	(0.03)	(1.64)	(1.67)	—	—	—
Year ended 3-31-2017	9.90	(0.18)	2.43	2.25	—	—	—
Year ended 3-31-2016	13.04	(0.13)	(3.01)	(3.14)	—	—	—
Year ended 3-31-2015	15.35	(0.17)	(2.14)	(2.31)	—	—	—
Class C Shares							
Year ended 3-31-2019	10.71	(0.12)	(1.89)	(2.01)	—	—	—
Year ended 3-31-2018	12.39	0.00*	(1.68)	(1.68)	—	—	—
Year ended 3-31-2017	10.08	(0.16)	2.47	2.31	—	—	—
Year ended 3-31-2016	13.24	(0.10)	(3.06)	(3.16)	—	—	—
Year ended 3-31-2015	15.55	(0.13)	(2.18)	(2.31)	—	—	—
Class E Shares[7]							
Year ended 3-31-2019	11.85	(0.03)	(2.11)	(2.14)	—	—	—
Year ended 3-31-2018	13.63	0.10	(1.82)	(1.72)	(0.06)	—	(0.06)
Year ended 3-31-2017	10.99	(0.05)	2.69	2.64	—	—	—
Year ended 3-31-2016	14.30	0.01	(3.32)	(3.31)	—	—	—
Year ended 3-31-2015	16.65	(0.01)	(2.34)	(2.35)	—	—	—
Class I Shares							
Year ended 3-31-2019	11.99	(0.01)	(2.13)	(2.14)	—	—	—
Year ended 3-31-2018	13.80	0.09	(1.83)	(1.74)	(0.07)	—	(0.07)
Year ended 3-31-2017	11.11	(0.05)	2.74	2.69	—	—	—
Year ended 3-31-2016	14.44	0.02	(3.35)	(3.33)	—	—	—
Year ended 3-31-2015	16.80	0.02	(2.38)	(2.36)	—	—	—
Class N Shares							
Year ended 3-31-2019	12.05	0.00*	(2.15)	(2.15)	—	—	—
Year ended 3-31-2018	13.86	0.17	(1.90)	(1.73)	(0.08)	—	(0.08)
Year ended 3-31-2017	11.14	(0.02)	2.74	2.72	—	—	—
Year ended 3-31-2016	14.46	0.04	(3.36)	(3.32)	—	—	—
Year ended 3-31-2015[9]	18.03	0.03	(3.60)	(3.57)	—	—	—
Class R Shares							
Year ended 3-31-2019	11.45	(0.08)	(2.03)	(2.11)	—	—	—
Year ended 3-31-2018	13.20	0.04	(1.77)	(1.73)	(0.02)	—	(0.02)
Year ended 3-31-2017	10.69	(0.12)	2.63	2.51	—	—	—
Year ended 3-31-2016	13.98	(0.05)	(3.24)	(3.29)	—	—	—
Year ended 3-31-2015	16.35	(0.08)	(2.29)	(2.37)	—	—	—
Class Y Shares							
Year ended 3-31-2019	11.72	(0.05)	(2.08)	(2.13)	—	—	—
Year ended 3-31-2018	13.49	0.08	(1.80)	(1.72)	(0.05)	—	(0.05)
Year ended 3-31-2017	10.89	(0.07)	2.67	2.60	—	—	—
Year ended 3-31-2016	14.19	(0.01)	(3.29)	(3.30)	—	—	—
Year ended 3-31-2015	16.55	(0.04)	(2.32)	(2.36)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Expense ratio based on the period excluding reorganization expenses was 1.44%.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 2.36%.

(7) Class share is closed to investment.

(8) Expense ratio based on the period excluding reorganization expenses was 1.09%.

(9) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(10) Annualized.

(11) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$ 9.45	-18.18%	$ 134	1.41%	-0.46%	1.55%	-0.60%	31%
Year ended 3-31-2018	11.55	-12.89	211	1.46[4]	0.26	1.53	0.19	21
Year ended 3-31-2017	13.30	23.72	158	1.41	-0.59	—	—	39
Year ended 3-31-2016	10.75	-23.38	192	1.49	-0.23	—	—	31
Year ended 3-31-2015	14.03	-14.35	213	1.48	-0.33	—	—	22
Class B Shares[5]								
Year ended 3-31-2019	8.51	-18.88	1	2.21	-1.28	2.48	-1.55	31
Year ended 3-31-2018	10.48	-13.66	2	2.38[6]	-0.25	2.49	-0.36	21
Year ended 3-31-2017	12.15	22.73	4	2.29	-1.49	—	—	39
Year ended 3-31-2016	9.90	-24.08	3	2.36	-1.11	—	—	31
Year ended 3-31-2015	13.04	-15.05	5	2.29	-1.17	—	—	22
Class C Shares								
Year ended 3-31-2019	8.70	-18.77	27	2.11	-1.17	2.12	-1.18	31
Year ended 3-31-2018	10.71	-13.56	48	2.15	-0.01	2.15	-0.01	21
Year ended 3-31-2017	12.39	22.92	87	2.11	-1.31	—	—	39
Year ended 3-31-2016	10.08	-23.87	79	2.16	-0.89	—	—	31
Year ended 3-31-2015	13.24	-14.85	82	2.09	-0.92	—	—	22
Class E Shares[7]								
Year ended 3-31-2019	9.71	-18.06	—*	1.20	-0.24	—	—	31
Year ended 3-31-2018	11.85	-12.63	—*	1.20	0.82	—	—	21
Year ended 3-31-2017	13.63	24.02	—*	1.19	-0.40	—	—	39
Year ended 3-31-2016	10.99	-23.15	—*	1.20	0.05	—	—	31
Year ended 3-31-2015	14.30	-14.11	—*	1.20	-0.08	—	—	22
Class I Shares								
Year ended 3-31-2019	9.85	-17.85	158	1.03	-0.08	1.11	-0.16	31
Year ended 3-31-2018	11.99	-12.63	263	1.11[8]	0.76	1.12	0.75	21
Year ended 3-31-2017	13.80	24.21	225	1.08	-0.35	—	—	39
Year ended 3-31-2016	11.11	-23.06	85	1.10	0.16	—	—	31
Year ended 3-31-2015	14.44	-14.05	82	1.09	0.10	—	—	22
Class N Shares								
Year ended 3-31-2019	9.90	-17.84	5	0.94	0.04	—	—	31
Year ended 3-31-2018	12.05	-12.48	5	0.95	1.45	—	—	21
Year ended 3-31-2017	13.86	24.42	12	0.93	-0.18	—	—	39
Year ended 3-31-2016	11.14	-22.96	5	0.95	0.35	—	—	31
Year ended 3-31-2015[9]	14.46	-19.80	2	0.93[10]	0.34[10]	—	—	22[11]
Class R Shares								
Year ended 3-31-2019	9.34	-18.43	18	1.68	-0.72	—	—	31
Year ended 3-31-2018	11.45	-13.11	22	1.70	0.37	—	—	21
Year ended 3-31-2017	13.20	23.48	26	1.67	-0.89	—	—	39
Year ended 3-31-2016	10.69	-23.53	19	1.70	-0.43	—	—	31
Year ended 3-31-2015	13.98	-14.50	15	1.69	-0.53	—	—	22
Class Y Shares								
Year ended 3-31-2019	9.59	-18.17	22	1.34	-0.42	—	—	31
Year ended 3-31-2018	11.72	-12.78	42	1.35	0.71	—	—	21
Year ended 3-31-2017	13.49	23.87	53	1.34	-0.54	—	—	39
Year ended 3-31-2016	10.89	-23.26	42	1.36	-0.08	—	—	31
Year ended 3-31-2015	14.19	-14.26	37	1.34	-0.22	—	—	22

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LASALLE GLOBAL REAL ESTATE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$10.38	$ 0.15	$ 1.21	$ 1.36	$ (0.31)	$ (0.21)	$(0.52)
Year ended 3-31-2018	10.28	0.24	0.04	0.28	(0.11)	(0.07)	(0.18)
Year ended 3-31-2017	10.58	0.09	(0.14)	(0.05)	(0.25)	—	(0.25)
Year ended 3-31-2016	11.15	0.17	(0.41)	(0.24)	(0.13)	(0.20)	(0.33)
Year ended 3-31-2015	9.83	0.13	1.46	1.59	(0.19)	(0.08)	(0.27)
Class B Shares[5]							
Year ended 3-31-2019	10.33	0.08	1.20	1.28	(0.24)	(0.21)	(0.45)
Year ended 3-31-2018	10.24	0.15	0.07	0.22	(0.06)	(0.07)	(0.13)
Year ended 3-31-2017	10.56	(0.04)	(0.12)	(0.16)	(0.16)	—	(0.16)
Year ended 3-31-2016	11.10	0.06	(0.40)	(0.34)	(0.01)	(0.19)	(0.20)
Year ended 3-31-2015	9.79	0.01	1.46	1.47	(0.08)	(0.08)	(0.16)
Class C Shares							
Year ended 3-31-2019	10.32	0.06	1.21	1.27	(0.23)	(0.21)	(0.44)
Year ended 3-31-2018	10.24	0.14	0.06	0.20	(0.05)	(0.07)	(0.12)
Year ended 3-31-2017	10.55	(0.06)	(0.11)	(0.17)	(0.14)	—	(0.14)
Year ended 3-31-2016	11.10	0.04	(0.41)	(0.37)	—	(0.18)	(0.18)
Year ended 3-31-2015	9.80	(0.01)	1.47	1.46	(0.08)	(0.08)	(0.16)
Class I Shares							
Year ended 3-31-2019	10.41	0.19	1.21	1.40	(0.36)	(0.21)	(0.57)
Year ended 3-31-2018	10.29	0.26	0.07	0.33	(0.14)	(0.07)	(0.21)
Year ended 3-31-2017	10.57	0.03	(0.07)	(0.04)	(0.24)	—	(0.24)
Year ended 3-31-2016	11.14	0.17	(0.42)	(0.25)	(0.12)	(0.20)	(0.32)
Year ended 3-31-2015	9.82	0.12	1.46	1.58	(0.18)	(0.08)	(0.26)
Class N Shares							
Year ended 3-31-2019	10.42	0.21	1.19	1.40	(0.35)	(0.21)	(0.56)
Year ended 3-31-2018[7]	10.42	0.15	0.05	0.20	(0.13)	(0.07)	(0.20)
Class R Shares							
Year ended 3-31-2019	10.36	0.09	1.23	1.32	(0.28)	(0.21)	(0.49)
Year ended 3-31-2018	10.27	0.18	0.07	0.25	(0.09)	(0.07)	(0.16)
Year ended 3-31-2017	10.57	0.00*	(0.11)	(0.11)	(0.19)	—	(0.19)
Year ended 3-31-2016	11.12	0.10	(0.41)	(0.31)	(0.04)	(0.20)	(0.24)
Year ended 3-31-2015	9.81	0.05	1.46	1.51	(0.12)	(0.08)	(0.20)
Class Y Shares							
Year ended 3-31-2019	10.50	0.14	1.24	1.38	(0.32)	(0.21)	(0.53)
Year ended 3-31-2018	10.39	0.22	0.07	0.29	(0.11)	(0.07)	(0.18)
Year ended 3-31-2017	10.64	0.07	(0.07)	0.00*	(0.25)	—	(0.25)
Year ended 3-31-2016	11.22	0.17	(0.42)	(0.25)	(0.13)	(0.20)	(0.33)
Year ended 3-31-2015	9.89	0.12	1.48	1.60	(0.19)	(0.08)	(0.27)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) Expense ratio based on the period excluding reorganization expenses was 1.51%.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Expense ratio based on the period excluding reorganization expenses was 1.05%.

(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(8) Annualized.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$ 11.22	13.61%	$20	1.61%[4]	1.40%	1.90%	1.11%	91%
Year ended 3-31-2018	10.38	2.69	8	1.51	2.29	1.79	2.01	77
Year ended 3-31-2017	10.28	-0.45	12	1.51	0.91	2.08	0.34	49
Year ended 3-31-2016	10.58	-2.00	29	1.51	1.67	2.12	1.06	59
Year ended 3-31-2015	11.15	16.31	28	1.51	1.22	2.14	0.59	63
Class B Shares[5]								
Year ended 3-31-2019	11.16	12.86	1	2.18	0.73	2.35	0.56	91
Year ended 3-31-2018	10.33	2.13	—*	2.18	1.42	2.34	1.26	77
Year ended 3-31-2017	10.24	-1.52	—*	2.54	-0.43	2.60	-0.49	49
Year ended 3-31-2016	10.56	-3.03	—*	2.56	0.62	—	—	59
Year ended 3-31-2015	11.10	15.05	—*	2.66	0.06	—	—	63
Class C Shares								
Year ended 3-31-2019	11.15	12.72	4	2.27	0.60	2.44	0.43	91
Year ended 3-31-2018	10.32	1.96	1	2.30	1.30	2.47	1.13	77
Year ended 3-31-2017	10.24	-1.62	1	2.66	-0.57	2.72	-0.63	49
Year ended 3-31-2016	10.55	-3.21	1	2.74	0.41	—	—	59
Year ended 3-31-2015	11.10	14.92	1	2.68	-0.09	—	—	63
Class I Shares								
Year ended 3-31-2019	11.24	14.00	88	1.20[6]	1.76	1.55	1.41	91
Year ended 3-31-2018	10.41	3.20	28	1.05	2.48	1.41	2.12	77
Year ended 3-31-2017	10.29	-0.39	20	1.50	0.25	1.61	0.14	49
Year ended 3-31-2016	10.57	-2.11	3	1.59	1.59	—	—	59
Year ended 3-31-2015	11.14	16.14	3	1.62	1.08	—	—	63
Class N Shares								
Year ended 3-31-2019	11.26	14.08	30	1.13[6]	2.01	1.31	1.83	91
Year ended 3-31-2018[7]	10.42	1.89	30	1.05[8]	1.96[8]	1.27[8]	1.74[8]	77[9]
Class R Shares								
Year ended 3-31-2019	11.19	13.19	6	1.93	0.83	2.10	0.66	91
Year ended 3-31-2018	10.36	2.39	—*	1.81	1.74	1.97	1.58	77
Year ended 3-31-2017	10.27	-1.01	—*	2.13	-0.05	2.20	-0.12	49
Year ended 3-31-2016	10.57	-2.68	—*	2.20	0.99	—	—	59
Year ended 3-31-2015	11.12	15.40	1	2.25	0.50	—	—	63
Class Y Shares								
Year ended 3-31-2019	11.35	13.64	5	1.51	1.29	1.68	1.12	91
Year ended 3-31-2018	10.50	2.76	1	1.46	2.11	1.62	1.95	77
Year ended 3-31-2017	10.39	0.03	1	1.52	0.70	1.87	0.35	49
Year ended 3-31-2016	10.64	-2.08	1	1.51	1.63	1.86	1.28	59
Year ended 3-31-2015	11.22	16.32	1	1.51	1.15	1.90	0.76	63

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY NATURAL RESOURCES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 14.82	$ 0.12	$ (1.49)	$ (1.37)	$ —	$—	$ —
Year ended 3-31-2018	14.80	(0.03)	0.05	0.02	—	—	—
Year ended 3-31-2017	12.53	(0.03)	2.31	2.28	(0.01)	—	(0.01)
Year ended 3-31-2016	16.13	0.03	(3.63)	(3.60)	—	—	—
Year ended 3-31-2015	19.07	0.00*	(2.94)	(2.94)	—	—	—
Class B Shares[4]							
Year ended 3-31-2019	12.44	(0.08)	(1.24)	(1.32)	—	—	—
Year ended 3-31-2018	12.57	(0.18)	0.05	(0.13)	—	—	—
Year ended 3-31-2017	10.75	(0.15)	1.97	1.82	—	—	—
Year ended 3-31-2016	13.98	(0.11)	(3.12)	(3.23)	—	—	—
Year ended 3-31-2015	16.67	(0.15)	(2.54)	(2.69)	—	—	—
Class C Shares							
Year ended 3-31-2019	12.33	0.03	(1.23)	(1.20)	—	—	—
Year ended 3-31-2018	12.39	(0.12)	0.06	(0.06)	—	—	—
Year ended 3-31-2017	10.55	(0.10)	1.94	1.84	—	—	—
Year ended 3-31-2016	13.67	(0.06)	(3.06)	(3.12)	—	—	—
Year ended 3-31-2015	16.26	(0.10)	(2.49)	(2.59)	—	—	—
Class E Shares							
Year ended 3-31-2019	15.25	0.17	(1.55)	(1.38)	(0.06)	—	(0.06)
Year ended 3-31-2018	15.15	0.04	0.06	0.10	—	—	—
Year ended 3-31-2017	12.81	0.04	2.37	2.41	(0.07)	—	(0.07)
Year ended 3-31-2016	16.43	0.09	(3.71)	(3.62)	—	—	—
Year ended 3-31-2015	19.36	0.06	(2.99)	(2.93)	—	—	—
Class I Shares							
Year ended 3-31-2019	15.50	0.20	(1.57)	(1.37)	(0.07)	—	(0.07)
Year ended 3-31-2018	15.40	0.05	0.05	0.10	—	—	—
Year ended 3-31-2017	13.02	0.05	2.41	2.46	(0.08)	—	(0.08)
Year ended 3-31-2016	16.69	0.10	(3.77)	(3.67)	—	—	—
Year ended 3-31-2015	19.63	0.09	(3.03)	(2.94)	—	—	—
Class N Shares							
Year ended 3-31-2019	15.58	0.23	(1.59)	(1.36)	(0.10)	—	(0.10)
Year ended 3-31-2018	15.44	0.07	0.07	0.14	—	—	—
Year ended 3-31-2017	13.06	0.07	2.42	2.49	(0.11)	—	(0.11)
Year ended 3-31-2016	16.70	0.13	(3.77)	(3.64)	—	—	—
Year ended 3-31-2015[5]	20.86	0.11	(4.27)	(4.16)	—	—	—
Class R Shares							
Year ended 3-31-2019	14.63	0.10	(1.47)	(1.37)	—	—	—
Year ended 3-31-2018	14.61	(0.04)	0.06	0.02	—	—	—
Year ended 3-31-2017	12.37	(0.04)	2.28	2.24	—	—	—
Year ended 3-31-2016	15.94	0.01	(3.58)	(3.57)	—	—	—
Year ended 3-31-2015	18.87	(0.02)	(2.91)	(2.93)	—	—	—
Class Y Shares							
Year ended 3-31-2019	15.21	0.16	(1.54)	(1.38)	(0.04)	—	(0.04)
Year ended 3-31-2018	15.14	0.01	0.06	0.07	—	—	—
Year ended 3-31-2017	12.80	0.01	2.38	2.39	(0.05)	—	(0.05)
Year ended 3-31-2016	16.45	0.06	(3.71)	(3.65)	—	—	—
Year ended 3-31-2015	19.39	0.04	(2.98)	(2.94)	—	—	—

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$13.45	-9.31%	$ 218	1.59%	0.82%	—%	—%	21%
Year ended 3-31-2018	14.82	0.20	288	1.73	-0.19	—	—	33
Year ended 3-31-2017	14.80	18.19	329	1.72	-0.22	—	—	64
Year ended 3-31-2016	12.53	-22.32	415	1.66	0.18	—	—	17
Year ended 3-31-2015	16.13	-15.42	645	1.57	-0.03	—	—	22
Class B Shares[4]								
Year ended 3-31-2019	11.12	-10.61	2	3.01	-0.66	—	—	21
Year ended 3-31-2018	12.44	-1.03	3	2.98	-1.50	—	—	33
Year ended 3-31-2017	12.57	16.93	7	2.77	-1.27	—	—	64
Year ended 3-31-2016	10.75	-23.10	10	2.65	-0.85	—	—	17
Year ended 3-31-2015	13.98	-16.14	21	2.47	-0.95	—	—	22
Class C Shares								
Year ended 3-31-2019	11.13	-9.73	21	2.07	0.28	—	—	21
Year ended 3-31-2018	12.33	-0.48	40	2.40	-0.98	—	—	33
Year ended 3-31-2017	12.39	17.44	100	2.34	-0.84	—	—	64
Year ended 3-31-2016	10.55	-22.82	110	2.30	-0.47	—	—	17
Year ended 3-31-2015	13.67	-15.93	187	2.20	-0.65	—	—	22
Class E Shares								
Year ended 3-31-2019	13.81	-9.03	4	1.27	1.17	2.03	0.41	21
Year ended 3-31-2018	15.25	0.66	5	1.27	0.27	2.15	-0.61	33
Year ended 3-31-2017	15.15	18.77	5	1.27	0.25	2.19	-0.67	64
Year ended 3-31-2016	12.81	-22.03	4	1.26	0.59	2.21	-0.36	17
Year ended 3-31-2015	16.43	-15.13	6	1.27	0.32	2.03	-0.44	22
Class I Shares								
Year ended 3-31-2019	14.06	-8.86	106	1.10	1.30	—	—	21
Year ended 3-31-2018	15.50	0.71	154	1.20	0.32	—	—	33
Year ended 3-31-2017	15.40	18.88	188	1.19	0.33	—	—	64
Year ended 3-31-2016	13.02	-21.99	103	1.16	0.67	—	—	17
Year ended 3-31-2015	16.69	-14.98	174	1.11	0.47	—	—	22
Class N Shares								
Year ended 3-31-2019	14.12	-8.71	5	0.93	1.48	—	—	21
Year ended 3-31-2018	15.58	0.91	6	1.04	0.46	—	—	33
Year ended 3-31-2017	15.44	19.01	10	1.02	0.48	—	—	64
Year ended 3-31-2016	13.06	-21.80	11	1.00	0.92	—	—	17
Year ended 3-31-2015[5]	16.70	-19.94	5	0.95[6]	0.97[6]	—	—	22[7]
Class R Shares								
Year ended 3-31-2019	13.26	-9.36	15	1.67	0.73	—	—	21
Year ended 3-31-2018	14.63	0.14	21	1.78	-0.26	—	—	33
Year ended 3-31-2017	14.61	18.11	26	1.77	-0.25	—	—	64
Year ended 3-31-2016	12.37	-22.40	24	1.75	0.10	—	—	17
Year ended 3-31-2015	15.94	-15.53	33	1.69	-0.12	—	—	22
Class Y Shares								
Year ended 3-31-2019	13.79	-9.03	18	1.33	1.09	—	—	21
Year ended 3-31-2018	15.21	0.46	26	1.43	0.09	—	—	33
Year ended 3-31-2017	15.14	18.63	32	1.43	0.08	—	—	64
Year ended 3-31-2016	12.80	-22.19	33	1.40	0.42	—	—	17
Year ended 3-31-2015	16.45	-15.16	60	1.35	0.20	—	—	22

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SCIENCE AND TECHNOLOGY FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$65.33	$(0.30)	$ 7.42	$ 7.12	$—	$(7.45)	$(7.45)
Year ended 3-31-2018	56.65	(0.36)	13.46	13.10	—	(4.42)	(4.42)
Year ended 3-31-2017	46.35	(0.32)	10.62	10.30	—	—	—
Year ended 3-31-2016	55.95	(0.35)	(7.99)	(8.34)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.71	(0.36)	4.77	4.41	—	(1.17)	(1.17)
Class B Shares[4]							
Year ended 3-31-2019	54.08	(0.70)	5.90	5.20	—	(7.45)	(7.45)
Year ended 3-31-2018	47.68	(0.76)	11.33	10.57	—	(4.17)	(4.17)
Year ended 3-31-2017	39.32	(0.59)	8.95	8.36	—	—	—
Year ended 3-31-2016	48.01	(0.63)	(6.80)	(7.43)	—	(1.26)	(1.26)
Year ended 3-31-2015	45.73	(0.65)	4.10	3.45	—	(1.17)	(1.17)
Class C Shares							
Year ended 3-31-2019	56.20	(0.67)	6.18	5.51	—	(7.45)	(7.45)
Year ended 3-31-2018	49.39	(0.76)	11.74	10.98	—	(4.17)	(4.17)
Year ended 3-31-2017	40.70	(0.59)	9.28	8.69	—	—	—
Year ended 3-31-2016	49.63	(0.63)	(7.04)	(7.67)	—	(1.26)	(1.26)
Year ended 3-31-2015	47.21	(0.65)	4.24	3.59	—	(1.17)	(1.17)
Class E Shares							
Year ended 3-31-2019	64.88	(0.39)	7.33	6.94	—	(7.45)	(7.45)
Year ended 3-31-2018	56.28	(0.44)	13.43	12.99	—	(4.39)	(4.39)
Year ended 3-31-2017	46.08	(0.33)	10.53	10.20	—	—	—
Year ended 3-31-2016	55.70	(0.42)	(7.94)	(8.36)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.57	(0.45)	4.75	4.30	—	(1.17)	(1.17)
Class I Shares							
Year ended 3-31-2019	71.85	(0.17)	8.28	8.11	—	(7.45)	(7.45)
Year ended 3-31-2018	61.88	(0.26)	14.77	14.51	—	(4.54)	(4.54)
Year ended 3-31-2017	50.49	(0.19)	11.58	11.39	—	—	—
Year ended 3-31-2016	60.64	(0.22)	(8.67)	(8.89)	—	(1.26)	(1.26)
Year ended 3-31-2015	56.87	(0.23)	5.17	4.94	—	(1.17)	(1.17)
Class N Shares							
Year ended 3-31-2019	72.20	(0.04)	8.32	8.28	—	(7.45)	(7.45)
Year ended 3-31-2018	62.13	(0.17)	14.85	14.68	—	(4.61)	(4.61)
Year ended 3-31-2017	50.62	(0.10)	11.61	11.51	—	—	—
Year ended 3-31-2016	60.70	(0.12)	(8.70)	(8.82)	—	(1.26)	(1.26)
Year ended 3-31-2015[5]	57.21	(0.12)	4.78	4.66	—	(1.17)	(1.17)
Class R Shares							
Year ended 3-31-2019	63.68	(0.52)	7.18	6.66	—	(7.45)	(7.45)
Year ended 3-31-2018	55.38	(0.61)	13.18	12.57	—	(4.27)	(4.27)
Year ended 3-31-2017	45.45	(0.46)	10.39	9.93	—	—	—
Year ended 3-31-2016	55.05	(0.49)	(7.85)	(8.34)	—	(1.26)	(1.26)
Year ended 3-31-2015	52.04	(0.52)	4.70	4.18	—	(1.17)	(1.17)
Class Y Shares							
Year ended 3-31-2019	68.90	(0.31)	7.87	7.56	—	(7.45)	(7.45)
Year ended 3-31-2018	59.54	(0.43)	14.21	13.78	—	(4.42)	(4.42)
Year ended 3-31-2017	48.70	(0.31)	11.15	10.84	—	—	—
Year ended 3-31-2016	58.68	(0.34)	(8.38)	(8.72)	—	(1.26)	(1.26)
Year ended 3-31-2015	55.20	(0.35)	5.00	4.65	—	(1.17)	(1.17)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 1.22%.

(9) Expense ratio based on the period excluding reorganization expenses was 2.03%.

(10) Expense ratio based on the period excluding reorganization expenses was 1.30%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$65.00	12.63%	$3,956	1.20%	-0.45%	—%	—%	14%
Year ended 3-31-2018	65.33	23.34	4,018	1.22	-0.56	—	—	22
Year ended 3-31-2017	56.65	22.22	1,026	1.30	-0.66	—	—	16
Year ended 3-31-2016	46.35	-15.10	1,790	1.28	-0.69	—	—	24
Year ended 3-31-2015	55.95	8.48	2,198	1.26	-0.67	—	—	32
Class B Shares[4]								
Year ended 3-31-2019	51.83	11.70	37	2.05[9]	-1.29	2.06	-1.30	14
Year ended 3-31-2018	54.08	22.36	48	2.03	-1.42	—	—	22
Year ended 3-31-2017	47.68	21.26	48	2.06	-1.41	—	—	16
Year ended 3-31-2016	39.32	-15.71	52	2.02	-1.42	—	—	24
Year ended 3-31-2015	48.01	7.67	69	2.01	-1.42	—	—	32
Class C Shares								
Year ended 3-31-2019	54.26	11.79	532	1.94	-1.18	—	—	14
Year ended 3-31-2018	56.20	22.44	608	1.98	-1.38	—	—	22
Year ended 3-31-2017	49.39	21.35	683	2.00	-1.35	—	—	16
Year ended 3-31-2016	40.70	-15.68	833	1.97	-1.37	—	—	24
Year ended 3-31-2015	49.63	7.73	999	1.95	-1.37	—	—	32
Class E Shares								
Year ended 3-31-2019	64.37	12.46	36	1.35[10]	-0.60	1.45	-0.70	14
Year ended 3-31-2018	64.88	23.28	32	1.30	-0.69	1.46	-0.85	22
Year ended 3-31-2017	56.28	22.13	25	1.33	-0.67	1.58	-0.92	16
Year ended 3-31-2016	46.08	-15.21	21	1.41	-0.82	1.54	-0.95	24
Year ended 3-31-2015	55.70	8.29	22	1.43	-0.84	1.55	-0.96	32
Class I Shares								
Year ended 3-31-2019	72.51	12.88	2,203	0.98	-0.23	—	—	14
Year ended 3-31-2018	71.85	23.63	2,235	1.00	-0.37	—	—	22
Year ended 3-31-2017	61.88	22.56	1,327	1.00	-0.35	—	—	16
Year ended 3-31-2016	50.49	-14.84	1,364	0.97	-0.39	—	—	24
Year ended 3-31-2015	60.64	8.79	1,871	0.97	-0.39	—	—	32
Class N Shares								
Year ended 3-31-2019	73.03	13.07	101	0.82	-0.05	—	—	14
Year ended 3-31-2018	72.20	23.82	73	0.85	-0.24	—	—	22
Year ended 3-31-2017	62.13	22.74	93	0.85	-0.18	—	—	16
Year ended 3-31-2016	50.62	-14.71	65	0.83	-0.22	—	—	24
Year ended 3-31-2015 [5]	60.70	8.25	12	0.82[6]	-0.32 [6]	—	—	32[7]
Class R Shares								
Year ended 3-31-2019	62.89	12.23	127	1.56	-0.81	—	—	14
Year ended 3-31-2018	63.68	22.91	129	1.58	-0.98	—	—	22
Year ended 3-31-2017	55.38	21.85	108	1.59	-0.94	—	—	16
Year ended 3-31-2016	45.45	-15.35	110	1.57	-0.98	—	—	24
Year ended 3-31-2015	55.05	8.15	114	1.57	-0.98	—	—	32
Class Y Shares								
Year ended 3-31-2019	69.01	12.64	442	1.20	-0.44	1.21	-0.45	14
Year ended 3-31-2018	68.90	23.33	554	1.24[8]	-0.64	—	—	22
Year ended 3-31-2017	59.54	22.26	644	1.24	-0.59	—	—	16
Year ended 3-31-2016	48.70	-15.04	754	1.22	-0.63	—	—	24
Year ended 3-31-2015	58.68	8.53	1,030	1.22	-0.63	—	—	32

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SECURIAN REAL ESTATE SECURITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 22.41	$ 0.30	$ 3.35	$ 3.65	$(0.33)	$ (1.28)	$ (1.61)
Year ended 3-31-2018	25.94	0.39	(0.82)	(0.43)	(0.18)	(2.92)	(3.10)
Year ended 3-31-2017	28.60	0.24	(0.26)	(0.02)	(0.35)	(2.29)	(2.64)
Year ended 3-31-2016	29.38	0.33	0.52	0.85	(0.29)	(1.34)	(1.63)
Year ended 3-31-2015	24.35	0.21	5.86	6.07	(0.17)	(0.87)	(1.04)
Class B Shares[4]							
Year ended 3-31-2019	21.54	0.08	3.19	3.27	(0.08)	(1.28)	(1.36)
Year ended 3-31-2018	25.11	0.14	(0.79)	(0.65)	—	(2.92)	(2.92)
Year ended 3-31-2017	27.80	(0.03)	(0.23)	(0.26)	(0.14)	(2.29)	(2.43)
Year ended 3-31-2016	28.58	0.11	0.48	0.59	(0.03)	(1.34)	(1.37)
Year ended 3-31-2015	23.77	(0.03)	5.67	5.64	—	(0.83)	(0.83)
Class C Shares							
Year ended 3-31-2019	21.90	0.17	3.21	3.38	(0.14)	(1.28)	(1.42)
Year ended 3-31-2018	25.45	0.23	(0.84)	(0.61)	(0.02)	(2.92)	(2.94)
Year ended 3-31-2017	28.15	(0.01)	(0.21)	(0.22)	(0.19)	(2.29)	(2.48)
Year ended 3-31-2016	28.92	0.13	0.52	0.65	(0.08)	(1.34)	(1.42)
Year ended 3-31-2015	24.02	0.00*	5.78	5.78	(0.01)	(0.87)	(0.88)
Class E Shares							
Year ended 3-31-2019	22.41	0.29	3.36	3.65	(0.33)	(1.28)	(1.61)
Year ended 3-31-2018	25.94	0.34	(0.77)	(0.43)	(0.18)	(2.92)	(3.10)
Year ended 3-31-2017	28.60	0.12	(0.15)	(0.03)	(0.34)	(2.29)	(2.63)
Year ended 3-31-2016	29.37	0.30	0.54	0.84	(0.27)	(1.34)	(1.61)
Year ended 3-31-2015	24.35	0.13	5.87	6.00	(0.11)	(0.87)	(0.98)
Class I Shares							
Year ended 3-31-2019	22.57	0.39	3.36	3.75	(0.41)	(1.28)	(1.69)
Year ended 3-31-2018	26.11	0.41	(0.74)	(0.33)	(0.29)	(2.92)	(3.21)
Year ended 3-31-2017	28.75	0.13	(0.05)	0.08	(0.43)	(2.29)	(2.72)
Year ended 3-31-2016	29.53	0.44	0.54	0.98	(0.42)	(1.34)	(1.76)
Year ended 3-31-2015	24.50	0.32	5.90	6.22	(0.32)	(0.87)	(1.19)
Class N Shares							
Year ended 3-31-2019	22.59	0.57	3.23	3.80	(0.45)	(1.28)	(1.73)
Year ended 3-31-2018	26.15	0.63	(0.92)	(0.29)	(0.35)	(2.92)	(3.27)
Year ended 3-31-2017	28.78	0.29	(0.16)	0.13	(0.47)	(2.29)	(2.76)
Year ended 3-31-2016	29.56	0.50	0.52	1.02	(0.46)	(1.34)	(1.80)
Year ended 3-31-2015[5]	26.13	0.20	4.34	4.54	(0.24)	(0.87)	(1.11)
Class R Shares							
Year ended 3-31-2019	22.39	0.25	3.34	3.59	(0.28)	(1.28)	(1.56)
Year ended 3-31-2018	25.92	0.36	(0.85)	(0.49)	(0.12)	(2.92)	(3.04)
Year ended 3-31-2017	28.59	0.09	(0.17)	(0.08)	(0.30)	(2.29)	(2.59)
Year ended 3-31-2016	29.37	0.31	0.49	0.80	(0.24)	(1.34)	(1.58)
Year ended 3-31-2015	24.35	0.20	5.81	6.01	(0.12)	(0.87)	(0.99)
Class Y Shares							
Year ended 3-31-2019	22.44	0.34	3.34	3.68	(0.36)	(1.28)	(1.64)
Year ended 3-31-2018	25.97	0.40	(0.79)	(0.39)	(0.22)	(2.92)	(3.14)
Year ended 3-31-2017	28.62	0.24	(0.21)	0.03	(0.39)	(2.29)	(2.68)
Year ended 3-31-2016	29.40	0.40	0.51	0.91	(0.35)	(1.34)	(1.69)
Year ended 3-31-2015	24.39	0.28	5.84	6.12	(0.24)	(0.87)	(1.11)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$24.45	16.83%	$ 173	1.44%	1.29%	1.54%	1.19%	69%
Year ended 3-31-2018	22.41	-2.58	189	1.42	1.51	1.52	1.41	68
Year ended 3-31-2017	25.94	0.02	261	1.43	0.87	1.53	0.77	77
Year ended 3-31-2016	28.60	3.41	507	1.47	1.22	1.57	1.12	66
Year ended 3-31-2015	29.38	25.19	543	1.46	0.78	1.56	0.68	48
Class B Shares[4]								
Year ended 3-31-2019	23.45	15.61	2	2.44	0.38	2.54	0.28	69
Year ended 3-31-2018	21.54	-3.48	2	2.39	0.57	2.49	0.47	68
Year ended 3-31-2017	25.11	-0.88	3	2.34	-0.10	2.44	-0.20	77
Year ended 3-31-2016	27.80	2.48	5	2.37	0.41	2.47	0.31	66
Year ended 3-31-2015	28.58	23.95	6	2.41	-0.10	2.51	-0.20	48
Class C Shares								
Year ended 3-31-2019	23.86	15.90	6	2.19	0.74	2.29	0.64	69
Year ended 3-31-2018	21.90	-3.26	8	2.19	0.93	2.29	0.83	68
Year ended 3-31-2017	25.45	-0.72	15	2.16	-0.02	2.26	-0.12	77
Year ended 3-31-2016	28.15	2.67	19	2.18	0.48	2.28	0.38	66
Year ended 3-31-2015	28.92	24.27	21	2.18	0.01	2.28	-0.09	48
Class E Shares								
Year ended 3-31-2019	24.45	16.80	3	1.42	1.24	1.79	0.87	69
Year ended 3-31-2018	22.41	-2.54	3	1.43	1.34	1.79	0.98	68
Year ended 3-31-2017	25.94	—	4	1.45	0.44	1.79	0.10	77
Year ended 3-31-2016	28.60	3.36	4	1.52	1.11	1.87	0.76	66
Year ended 3-31-2015	29.37	24.88	4	1.67	0.49	1.93	0.23	48
Class I Shares								
Year ended 3-31-2019	24.63	17.22	160	1.07	1.65	1.17	1.55	69
Year ended 3-31-2018	22.57	-2.17	173	1.06	1.60	1.16	1.50	68
Year ended 3-31-2017	26.11	0.39	208	1.05	0.45	1.15	0.35	77
Year ended 3-31-2016	28.75	3.86	13	1.03	1.58	1.13	1.48	66
Year ended 3-31-2015	29.53	25.74	13	1.02	1.18	1.12	1.08	48
Class N Shares								
Year ended 3-31-2019	24.66	17.42	1	0.91	2.40	1.01	2.30	69
Year ended 3-31-2018	22.59	-2.04	1	0.89	2.38	0.99	2.28	68
Year ended 3-31-2017	26.15	0.56	3	0.87	1.04	0.97	0.94	77
Year ended 3-31-2016	28.78	4.02	3	0.87	1.83	0.97	1.73	66
Year ended 3-31-2015[5]	29.56	17.66	4	0.86[6]	1.10[6]	0.96[6]	1.00[6]	48[7]
Class R Shares								
Year ended 3-31-2019	24.42	16.57	1	1.64	1.05	1.74	0.95	69
Year ended 3-31-2018	22.39	-2.79	1	1.66	1.40	1.76	1.30	68
Year ended 3-31-2017	25.92	-0.18	2	1.64	0.33	1.74	0.23	77
Year ended 3-31-2016	28.59	3.21	2	1.65	1.13	1.75	1.03	66
Year ended 3-31-2015	29.37	24.92	2	1.64	0.72	1.74	0.62	48
Class Y Shares								
Year ended 3-31-2019	24.48	16.99	90	1.28	1.45	1.38	1.35	69
Year ended 3-31-2018	22.44	-2.42	98	1.27	1.57	1.37	1.47	68
Year ended 3-31-2017	25.97	0.19	129	1.26	0.86	1.36	0.76	77
Year ended 3-31-2016	28.62	3.62	152	1.26	1.46	1.36	1.36	66
Year ended 3-31-2015	29.40	25.41	180	1.26	1.05	1.36	0.95	48

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy LaSalle Global Real Estate Fund, Ivy Natural Resources Fund, Ivy Science and Technology Fund and Ivy Securian Real Estate Securities Fund (formerly known as Ivy Advantus Real Estate Securities Fund) (each, a "Fund") are seven series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class B, Class C, Class I, Class N, Class Y, and Class R shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Certain Funds may also offer Class E shares. Class E shares are closed for all investments in the Ivy Balanced Fund and Ivy Energy Fund. Class A and Class E shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the year ended March 31, 2019, the Funds have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Funds' adoption of these amendments, effective with the financial statements prepared as of March 31, 2019, required modified disclosures reflected herein, but had no effect on the Funds' net assets or results of operations.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Short-term securities with maturities of 60 days or less are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

• Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

• Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

• Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which values are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities or equity prices.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. Certain Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Natural Resources Fund enters into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Asset Strategy Fund and Ivy Science and Technology Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds are authorized to invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy Asset Strategy Fund enters into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2019:

Assets

				Gross Amounts Not Offset on the Statement of Assets and Liabilities			
Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy Natural Resources Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$341	$—	$341	$(255)	$—	$—	$86

[1] Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			Net Amount Payable
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	
Ivy Asset Strategy Fund							
Swap agreements, at value	$1,402	$—	$1,402	$ —	$(1,402)	$ —	$—
Ivy Natural Resources Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$1,820	$—	$1,820	$(255)	$ —	$(1,565)	$—

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2019:

Fund	Type of Risk Exposure	Assets		Liabilities	
		Statement of Assets & Liabilities Location	Value	Statement of Assets & Liabilities Location	Value
Ivy Asset Strategy Fund	Equity		$ —	Swap agreements, at value	$1,402
Ivy Natural Resources Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	255	Unrealized depreciation on forward foreign currency contracts	24

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2019:

Fund	Type of Risk Exposure	Net realized gain (loss) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$ 1,755	$1,727	$—	$ —	$ —	$3,482
Ivy Natural Resources Fund	Foreign currency	—	—	—	—	5,209	5,209
Ivy Science and Technology Fund	Equity	28,759	—	—	(30,744)	—	(1,985)

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2019:

Fund	Type of Risk Exposure	Net change in unrealized appreciation (depreciation) on:					
		Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Asset Strategy Fund	Equity	$ —	$(1,402)	$—	$ —	$ —	$ (1,402)
Ivy Natural Resources Fund	Foreign currency	—	—	—	—	120	120
Ivy Science and Technology Fund	Equity	4,865	—	—	7,917	—	12,782

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended March 31, 2019, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Asset Strategy Fund	$ —	$—	$—	$3,872	$ 55	$ —
Ivy Natural Resources Fund	691	—	—	—	—	—
Ivy Science and Technology Fund	—	—	—	—	10,039	5,329

(1) Average absolute value of unrealized appreciation/depreciation during the period.
(2) Average value outstanding during the period.
(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY ASSET STRATEGY FUND

Ivy ASF II, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Asset Strategy Fund (referred to as "the Fund" in this subsection). Ivy ASF III (SBP), LLC (the "Company"), a Delaware limited liability company, was incorporated as a wholly owned company acting as an investment vehicle for the Fund. The Subsidiary and the Company act as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI.

The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund, its Subsidiary and the Company. The consolidated financial statements include the accounts of the Fund and its Subsidiary and the Company. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary and the Company comprising the entire issued share capital of the Subsidiary and the Company with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary and the Company confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and the Company and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary and the Company.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2019 of the Subsidiary and the Company to the Fund (amounts in thousands).

Subsidiary/Company	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy ASF II, Ltd.	1-31-13	4-10-13	$3,084,353	$150,573	4.88%
Ivy ASF III (SBP), LLC	4-9-13	4-23-13	3,084,353	13,857	0.45%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $500M	$500 to $1,000M	$1,000 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $8,000M	$8,000 to $10,000M	$10,000 to $13,000M	$13,000 to $28,000M	$28,000 to $53,000M	Over $53,000M
Ivy Asset Strategy Fund	0.700%	0.700%	0.650%	0.600%	0.550%	0.550%	0.550%	0.550%	0.550%	0.545%	0.540%
Ivy Balanced Fund	0.700	0.700	0.650	0.600	0.550	0.540	0.540	0.530	0.530	0.530	0.530
Ivy Energy Fund	0.850	0.850	0.830	0.800	0.760	0.750	0.750	0.740	0.740	0.740	0.740
Ivy LaSalle Global Real Estate Fund	0.950	0.950	0.920	0.870	0.840	0.820	0.820	0.800	0.800	0.800	0.800
Ivy Natural Resources Fund . . .	0.850	0.850	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700	0.700
Ivy Science and Technology Fund	0.850	0.850	0.830	0.800	0.760	0.760	0.755	0.755	0.750	0.750	0.750
Ivy Securian Real Estate Securities Fund	0.900	0.900	0.870	0.840	0.800	0.760	0.760	0.720	0.720	0.720	0.720

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2019.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Securian Asset Management, Inc. ("Securian AM"), Securian AM serves as subadviser to Ivy Securian Real Estate Securities Fund. Under an agreement between IICO and LaSalle Investment Management Securities, LLC ("LaSalle"), LaSalle serves as subadviser to Ivy LaSalle Global Real Estate Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C and Class E shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A and Class E Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A and Class E shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A and Class E shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A and Class E shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the year ended March 31, 2019, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Asset Strategy Fund	$ 309	$ 8	$36	$18	$ —	$ 287
Ivy Balanced Fund	918	2	24	16	—	829
Ivy Energy Fund	191	—*	1	2	—	162
Ivy LaSalle Global Real Estate Fund	9	—*	—*	—*	N/A	8
Ivy Natural Resources Fund	134	—*	1	1	—	112
Ivy Science and Technology Fund	2,478	4	25	18	—	2,232
Ivy Securian Real Estate Securities Fund	91	—*	1	—*	—	75

* Not shown due to rounding.
(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2019 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Asset Strategy Fund	Class E	Contractual	8-1-2008	7-31-2020	1.00%	$ 99	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Balanced Fund	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —*	12b-1 Fees and/or Shareholder Servicing
Ivy Energy Fund	Class A	Contractual	10-16-2017	7-31-2020	1.41%	$250	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	10-16-2017	7-31-2020	2.29%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-16-2017	7-31-2020	2.11%	$ 4	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2020	0.99%[1]	$ 172	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy LaSalle Global Real Estate Fund	All Classes	Contractual	1-12-2017	7-31-2020	N/A	$ 164[2]	Investment Management Fee
	Class A	Contractual	4-1-2013	7-31-2020	1.51%	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	11-5-2018	7-31-2020	2.18%	$ —	N/A
	Class I	Contractual	1-12-2017	7-31-2020	1.05%	$ 87	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	1.05%	$ 1	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class R	Contractual	11-5-2018	7-31-2020	1.80%	$ —	N/A
	Class Y	Contractual	4-1-2013	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Natural Resources Fund	Class E	Contractual	8-1-2008	7-31-2019	1.27%	$ 33	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2019	Not to exceed Class A	$ —	N/A
Ivy Science and Technology Fund	Class B	Contractual	2-26-2018	7-31-2020	2.03%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2019	1.30%	$ 34	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 62	12b-1 Fees and/or Shareholder Servicing
Ivy Securian Real Estate Securities Fund	All Classes	Contractual	12-3-2012	7-31-2019	N/A	$456[3]	Investment Management Fee
	Class E	Contractual	8-1-2008	7-31-2019	1.42%[4]	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2019	Not to exceed Class A	$ —	N/A

* Not shown due to rounding.

(1) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.08%.

(2) Due to Class A, Class B, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(3) The Fund's investment management fee is being reduced by 0.10% of average daily net assets until July 31, 2019.

(4) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.43%.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended March 31, 2019.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2019 follows:

	3-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	3-31-19 Share Balance	3-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Asset Strategy Fund								
Media Group Holdings LLC, Series H[1][2][3]	640	$—	$—	$—	$—	640	$ —*	$(2,641)
Media Group Holdings LLC, Series T[1][2][3]	80	—	—	—	—	80	13,626	9,588
				$—	$—		$13,626	$6,947

	3-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	3-31-19 Share Balance	3-31-19 Value	Net Change in Unrealized Appreciation/ (Depreciation)
Ivy Science and Technology Fund								
ACI Worldwide, Inc.[1]	12,076	$ —	$(29,355)	$ 13,900	$ —	10,529	$ 346,095	$ 89,016
Aspen Technology, Inc.[1]	4,288	—	(6,010)	56,244	—	3,655	381,038	48,768
Cypress Semiconductor Corp.	18,433	7,058	—	—	8,250	18,856	281,330	(38,348)
Euronet Worldwide, Inc.[1]	3,558	—	(15,440)	43,039	—	3,015	429,935	164,595
Evogene Ltd.[1]	2,620	—	—	—	—	2,620	4,664	(3,655)
Marrone Bio Innovations, Inc.[1]	18,850	—	(20,170)	—	—	N/A	N/A	(15,922)
Marrone Bio Innovations, Inc.[1]	4,435	20,170	—	—	—	23,285	35,626	6,965
Marrone Bio Innovations, Inc., expires 12-31-20[1][2]	3,770	—	—	—	—	3,770	1,055	(1,450)
Marrone Bio Innovations, Inc., expires 8-20-23[1][2]	3,770	—	—	—	—	3,770	—*	(17)
Rambus, Inc.[1]	10,160	—	(81,769)	12,692	—	N/A	N/A	(54,680)
Switch, Inc., Class A	2,580	—	(54,124)	(19,927)	57	N/A	N/A	13,078
WNS (Holdings) Ltd. ADR[1]	8,010	—	(20,789)	29,436	—	7,018	373,859	31,564
				$135,384	$8,307		$1,853,602	$239,914

	3-31-18 Principal Balance				Interest Received	3-31-19 Principal Balance		Net Change in Unrealized Depreciation
Marrone Bio Innovations, Inc., 8.000%, 8-20-20[2]	$ 4,713	$ —	$ —	$ —	$ 374	$ 4,713	$ 4,672	$ (16)

* Not shown due to rounding.

(1) No dividends were paid during the preceding 12 months.

(2) Restricted securities.

(3) Securities whose value was determined using significant unobservable inputs.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Asset Strategy Fund[1]	$ —	$ 1,712,302	$ 91,414	$2,263,099
Ivy Balanced Fund	426,081	1,022,697	18,330	1,934,408
Ivy Energy Fund	—	156,825	—	300,193
Ivy LaSalle Global Real Estate Fund[2]	—	135,688	—	125,322
Ivy Natural Resources Fund	—	98,955	—	205,501
Ivy Science and Technology Fund	—	1,062,441	—	2,199,431
Ivy Securian Real Estate Securities Fund	—	311,148	—	412,266

(1) Due to differences between the investment strategies and policies of the Ivy Global Income Allocation Fund and the Ivy Asset Strategy Fund, IICO purchased $187,814 and sold $234,510 securities, producing a net gain of $5,039 post-Reorganization Ivy Asset Strategy Fund. These transactions occurred after the closing of the Reorganization on November 5, 2018 as part of a portfolio repositioning and separate from normal portfolio turnover. (See Note 12 Business Combinations).

(2) Due to differences between the investment strategies and policies of the Ivy LaSalle Global Risk-Managed Real Estate Fund and the Ivy LaSalle Global Real Estate Fund, IICO purchased $27,317 and sold $39,690 securities, producing a net gain of $1,132 post-Reorganization Ivy LaSalle Global Real Estate Fund. These transactions occurred after the closing of the Reorganization on November 5, 2018 as part of a portfolio repositioning and separate from normal portfolio turnover. (See Note 12 Business Combinations).

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. Dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund—Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of March 31, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of March 31, 2019:

Fund	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Asset Strategy Fund	$ 10,265	$2,353	$ 8,116	$ 10,469
Ivy Balanced Fund	6,137	6,288	—	6,288
Ivy Energy Fund	2,569	1,141	1,495	2,636
Ivy LaSalle Global Real Estate Fund	737	—	780	780
Ivy Natural Resources Fund	1,218	14	1,236	1,250
Ivy Science and Technology Fund	181,483	91,713	93,853	185,566

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. PAYMENTS FROM AFFILIATES

In connection with the settlement of a derivative complaint initially filed against Ivy Investment Management Company, Waddell & Reed Investment Management Company, and certain current and former members of the Board of Trustees of Ivy Funds and the Board of Trustees of Waddell & Reed Advisors Funds (collectively, the "Trusts"), purportedly on behalf of the Trusts, defendants agreed to pay $19.9 million, for the benefit of Ivy Asset Strategy Fund in full settlement of all claims raised. In the action, Plaintiffs alleged generally that the Ivy Asset Strategy Fund and the Waddell & Reed Advisors Asset Strategy Fund (collectively, the "Funds"), made investments that did not comply with the Funds' prospectuses. Plaintiffs also asserted that defendants breached their fiduciary duties to monitor and supervise the Funds' investments. The lawsuit asserted a claim for breach of fiduciary duties against all defendants and a claim for breach of contract against the two named management companies. At the time of resolution, all claims related to the Waddell & Reed Asset Strategy Fund had been dismissed by the court, leaving only claims related to the Ivy Asset Strategy Fund pending. Although defendants denied any and all liability with respect to the allegations, all parties determined that settlement was in the best interest of the Ivy Asset Strategy Fund and its shareholders. Ivy Asset Strategy Fund shareholders of record as of April 16, 2018, the date the court preliminarily approved the settlement, received court approved notification of the settlement. Following the notification and a final approval hearing, on July 30, 2018, the court granted final approval of the settlement. Consistent with the terms of the settlement entered into by the parties, the Ivy Asset Strategy Fund received a settlement payment in the amount of $13,805,235 on September 21, 2018, representing the settlement amount, less court approved attorneys' fees and administrative costs of notice to shareholders.

12. BUSINESS COMBINATIONS (All amounts in thousands)

On November 5, 2018, Ivy Asset Strategy Fund acquired all assets and liabilities of Ivy Global Income Allocation Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 1, 2018. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Ivy Global Income Allocation Fund, valued at $504,849 in total, for shares of the Ivy Asset Strategy Fund as follows:

Shares Exchanged

	Ivy Global Income Allocation Fund	Ivy Asset Strategy Fund
Class A	11,591	8,453
Class B	131	101
Class C	1,616	1,240
Class E	210	153
Class I	20,654	14,981
Class N	41	30
Class R	19	14
Class Y	61	44

The investment portfolio of Ivy Global Income Allocation Fund, with a fair value of $486,935 and identified cost of $483,166 at November 5, 2018, was the principal asset acquired by Ivy Asset Strategy Fund. For financial reporting purposes, assets received and shares issued by Ivy Global Income Allocation Fund were recorded at fair value; however, the cost basis of the investments received from Ivy Global Income Allocation Fund was carried forward to align ongoing reporting of Ivy Asset Strategy Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Global Income Allocation Fund had net assets of $504,849, including $3,769 of net unrealized appreciation in value of investments and $36,200 of accumulated net realized losses on investments, which were combined with those of Ivy Asset Strategy Fund. The aggregate net assets of Ivy Asset Strategy Fund and Ivy Global Income Allocation Fund immediately before the acquisition were $2,859,520 and $504,849, respectively. The aggregate net assets of Ivy Asset Strategy Fund and Ivy Global Income Allocation Fund immediately following the acquisition were $3,364,369 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2018, the beginning of the annual reporting period for Ivy Asset Strategy Fund, the pro forma results of operations for the year ended March 31, 2019, were as follows:

Net investment income (loss)	$ 65,586
Net realized gain (loss)	380,659
Net change in unrealized appreciation (depreciation)	(367,269)
Net increase (decrease) in net assets resulting from operations	$ 78,976

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Global Income Allocation Fund that have been included in Ivy Asset Strategy Fund's Statement of Operations since November 5, 2018.

On November 5, 2018, Ivy LaSalle Global Real Estate Fund acquired all assets and liabilities of Ivy LaSalle Global Risk-Managed Real Estate Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 1, 2018. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Ivy LaSalle Global Risk-Managed Real Estate Fund, valued at $72,626 in total, for shares of the Ivy LaSalle Global Real Estate Fund as follows:

Shares Exchanged

	Ivy LaSalle Global Risk-Managed Real Estate Fund	Ivy LaSalle Global Real Estate Fund
Class A	1,157	1,196
Class B	52	54
Class C	315	326
Class I	4,521	4,671
Class N	32	33
Class R	453	468
Class Y	446	456

The investment portfolio of Ivy LaSalle Global Risk-Managed Real Estate Fund, with a fair value of $72,774 and identified cost of $68,429 at November 5, 2018, was the principal asset acquired by Ivy LaSalle Global Real Estate Fund. For financial reporting purposes, assets received and shares issued by Ivy LaSalle Global Risk-Managed Real Estate Fund were recorded at fair value; however, the cost basis of the investments received from Ivy LaSalle Global Risk-Managed Real Estate Fund was carried forward to align ongoing reporting of Ivy LaSalle Global Real Estate Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy LaSalle Global Risk-Managed Real Estate Fund had net assets of $72,626, including $4,345 of net unrealized appreciation in value of investments and $4,404 of accumulated net realized losses on investments, which were combined with those of Ivy LaSalle Global Real Estate Fund. The aggregate net assets of Ivy LaSalle Global Real Estate Fund and Ivy LaSalle Global Risk-Managed Real Estate Fund immediately before the acquisition were $64,569 and $72,626, respectively. The aggregate net assets of Ivy LaSalle Global Real Estate Fund and Ivy LaSalle Global Risk-Managed Real Estate Fund immediately following the acquisition were $137,195 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2018, the beginning of the annual reporting period for Ivy LaSalle Global Real Estate Fund, the pro forma results of operations for the year ended March 31, 2019, were as follows:

Net investment income (loss)	$ 2,780
Net realized gain (loss)	5,787
Net change in unrealized appreciation (depreciation)	10,795
Net increase (decrease) in net assets resulting from operations	$19,362

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy LaSalle Global Risk-Managed Real Estate Fund that have been included in Ivy LaSalle Global Real Estate Fund's Statement of Operations since November 5, 2018.

13. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Asset Strategy Fund | | | | Ivy Balanced Fund | | | |
| | Year ended 3-31-19 | | Year ended 3-31-18 | | Year ended 3-31-19 | | Year ended 3-31-18 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	10,853	$ 245,088	14,617	$ 354,511	5,852	$ 142,824	4,930	$ 123,846
Class B	41	800	26	592	84	1,952	91	2,222
Class C	1,303	25,838	870	19,210	1,086	25,545	1,142	28,064
Class E	132	2,928	147	3,455	—	—	—	—
Class I	6,309	145,591	5,066	120,971	6,238	153,310	5,683	141,027
Class N	170	3,897	87	2,098	353	8,553	557	13,931
Class R	313	6,756	262	6,001	103	2,481	85	2,119
Class Y	960	22,198	415	9,709	209	5,151	232	5,744
Shares issued in connection with merger:								
Class A	8,453	169,700	N/A	N/A	N/A	N/A	31,254	787,218
Class B	101	1,882	N/A	N/A	N/A	N/A	100	2,492
Class C	1,240	23,351	N/A	N/A	N/A	N/A	419	10,458
Class E	153	3,079	N/A	N/A	N/A	N/A	N/A	N/A
Class I	14,981	305,053	N/A	N/A	N/A	N/A	21,053	530,401
Class N	30	611	N/A	N/A	N/A	N/A	N/A	N/A
Class R	14	272	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	45	901	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	9,636	193,398	1,326	31,108	5,562	125,022	1,075	26,512
Class B	507	9,411	99	2,178	164	3,621	79	1,933
Class C	5,793	108,483	1,205	26,811	1,520	33,716	783	19,160
Class E	284	5,728	48	1,123	1	21	—*	9
Class I	4,701	95,878	816	19,379	4,013	90,322	1,036	25,548
Class N	29	602	3	64	56	1,253	20	490
Class R	319	6,308	50	1,172	46	1,037	20	487
Class Y	1,241	24,983	219	5,164	100	2,252	72	1,774
Shares redeemed:								
Class A	(19,037)	(420,880)	(19,989)	(463,977)	(12,710)	(311,171)	(10,125)	(251,446)
Class B	(1,999)	(41,791)	(3,148)	(68,550)	(881)	(21,205)	(1,077)	(26,452)
Class C	(19,268)	(406,592)	(36,553)	(813,846)	(6,663)	(161,294)	(11,908)	(294,231)
Class E	(313)	(7,000)	(381)	(8,857)	—	—	—	—
Class I	(13,033)	(285,530)	(23,293)	(535,987)	(15,353)	(377,604)	(13,319)	(331,140)
Class N	(94)	(2,036)	(604)	(14,465)	(146)	(3,601)	(595)	(14,941)
Class R	(752)	(16,510)	(1,070)	(24,491)	(133)	(3,251)	(137)	(3,410)
Class Y	(2,227)	(50,123)	(4,197)	(97,153)	(665)	(16,593)	(1,822)	(45,334)
Net increase (decrease)	**10,885**	**$ 172,274**	**(63,979)**	**$(1,423,780)**	**(11,164)**	**$(297,659)**	**29,648**	**$ 756,481**

* Not shown due to rounding.

	Ivy Energy Fund				Ivy LaSalle Global Real Estate Fund			
	Year ended 3-31-19		Year ended 3-31-18		Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	2,421	$ 27,347	3,284	$ 38,678	199	$ 2,146	158	$ 1,662
Class B	5	57	22	228	—*	—*	—	—
Class C	326	3,279	462	4,958	8	83	4	46
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	7,218	83,147	8,226	99,568	3,306	35,568	6,458	67,215
Class N	335	3,861	487	5,934	559	6,049	4,946	51,614
Class R	681	7,443	665	7,867	11	117	1	8
Class Y	1,057	12,245	2,325	26,232	6	68	1	10
Shares issued in connection with merger:								
Class A	N/A	N/A	10,936	122,408	1,196	12,042	N/A	N/A
Class B	N/A	N/A	28	281	54	537	N/A	N/A
Class C	N/A	N/A	192	1,999	326	3,269	N/A	N/A
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	6,842	79,612	4,671	47,098	N/A	N/A
Class N	N/A	N/A	N/A	N/A	33	332	N/A	N/A
Class R	N/A	N/A	N/A	N/A	468	4,707	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	456	4,641	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	59	675	48	493	14	154
Class B	—	—	—	—	—*	1	—*	1
Class C	—	—	—	—	3	28	1	5
Class E	—	—	—*	1	N/A	N/A	N/A	N/A
Class I	—	—	119	1,404	181	1,860	42	456
Class N	—	—	3	34	138	1,425	53	569
Class R	—	—	3	32	3	25	—	—
Class Y	—	—	14	162	1	12	—	—
Shares redeemed:								
Class A	(6,507)	(72,432)	(7,827)	(90,276)	(469)	(4,930)	(495)	(5,201)
Class B	(87)	(864)	(160)	(1,677)	(1)	(8)	(7)	(67)
Class C	(1,662)	(16,774)	(3,189)	(34,412)	(29)	(299)	(20)	(208)
Class E	—	—	—	—	N/A	N/A	N/A	N/A
Class I	(13,192)	(154,950)	(9,464)	(113,106)	(2,995)	(31,472)	(5,769)	(60,463)
Class N	(189)	(2,246)	(991)	(11,796)	(926)	(9,904)	(2,097)	(22,655)
Class R	(617)	(6,897)	(743)	(8,597)	(24)	(253)	(1)	(10)
Class Y	(2,397)	(28,138)	(2,733)	(32,510)	(55)	(581)	(2)	(26)
Net increase (decrease)	(12,608)	$(144,922)	8,560	$ 97,699	7,168	$73,054	3,287	$ 33,110

* Not shown due to rounding.

| | Ivy Natural Resources Fund | | | | Ivy Science and Technology Fund | | | |
| | Year ended 3-31-19 | | Year ended 3-31-18 | | Year ended 3-31-19 | | Year ended 3-31-18 | |
	Shares	Value	Shares	Value	Shares	Value	Shares	Value
Shares issued from sale of shares:								
Class A	1,549	$ 22,209	3,409	$ 52,780	3,906	$ 257,677	3,894	$ 254,320
Class B	2	25	6	74	26	1,378	44	2,321
Class C	103	1,174	174	2,116	680	37,146	782	43,348
Class E	30	447	34	508	60	3,920	73	4,644
Class I	1,610	23,971	2,070	31,343	6,443	475,340	7,130	509,393
Class N	127	1,878	181	2,650	1,103	81,372	473	33,135
Class R	188	2,646	260	3,732	451	29,347	660	41,452
Class Y	178	2,588	262	3,942	1,345	94,959	2,126	134,776
Shares issued in connection with merger:								
Class A	N/A	N/A	N/A	N/A	N/A	N/A	44,508	2,994,242
Class B	N/A	N/A	N/A	N/A	N/A	N/A	157	8,730
Class C	N/A	N/A	N/A	N/A	N/A	N/A	268	15,505
Class E	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class I	N/A	N/A	N/A	N/A	N/A	N/A	9,636	712,791
Class N	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:								
Class A	—	—	—	—	7,045	397,365	1,027	65,446
Class B	—	—	—	—	105	4,758	53	2,815
Class C	—	—	—	—	1,307	61,673	774	42,510
Class E	1	17	—	—	66	3,711	32	2,001
Class I	43	572	—	—	3,182	200,115	1,136	79,582
Class N	3	34	—	—	132	8,335	84	5,915
Class R	—	—	—	—	241	13,161	128	7,953
Class Y	4	47	—	—	759	45,444	492	33,099
Shares redeemed:								
Class A	(4,867)	(69,693)	(6,063)	(87,933)	(11,607)	(767,937)	(6,034)	(388,285)
Class B	(122)	(1,480)	(302)	(3,689)	(317)	(16,912)	(357)	(18,884)
Class C	(1,457)	(17,206)	(5,061)	(64,358)	(3,001)	(166,985)	(4,831)	(269,875)
Class E	(57)	(845)	(62)	(906)	(58)	(3,792)	(60)	(3,787)
Class I	(3,962)	(59,112)	(4,406)	(66,459)	(10,336)	(747,602)	(8,240)	(577,154)
Class N	(194)	(2,879)	(442)	(6,716)	(856)	(61,946)	(1,037)	(73,636)
Class R	(481)	(6,735)	(642)	(9,263)	(706)	(45,227)	(714)	(44,997)
Class Y	(527)	(7,850)	(659)	(9,865)	(3,725)	(258,085)	(5,415)	(368,860)
Net increase (decrease)	(7,829)	$(110,192)	(11,241)	$(152,044)	(3,755)	$(352,785)	46,789	$3,248,500

| | Ivy Securian Real Estate Securities Fund | | | |
| | Year ended 3-31-19 | | Year ended 3-31-18 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	451	$ 10,593	615	$ 15,390
Class B	1	25	2	46
Class C	19	428	20	510
Class E	13	294	10	270
Class I	1,712	40,580	2,115	53,715
Class N	8	176	34	910
Class R	12	269	13	316
Class Y	153	3,562	205	4,988
Shares issued in reinvestment of distributions to shareholders:				
Class A	488	11,166	1,024	24,898
Class B	4	89	12	280
Class C	15	339	57	1,348
Class E	9	215	18	431
Class I	464	10,708	873	21,412
Class N	2	44	4	92
Class R	2	41	3	79
Class Y	271	6,215	517	12,596
Shares redeemed:				
Class A	(2,311)	(54,122)	(3,173)	(80,507)
Class B	(38)	(858)	(49)	(1,214)
Class C	(151)	(3,487)	(333)	(7,980)
Class E	(24)	(565)	(39)	(980)
Class I	(3,309)	(78,360)	(3,306)	(84,462)
Class N	(12)	(278)	(127)	(3,453)
Class R	(9)	(206)	(47)	(1,206)
Class Y	(1,133)	(26,664)	(1,315)	(33,956)
Net decrease	(3,363)	$(79,796)	(2,867)	$(76,477)

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2019 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Asset Strategy Fund	$ 3,394,138	$ 416,559	$715,483	$ (298,924)
Ivy Balanced Fund	2,333,594	319,324	44,644	274,680
Ivy Energy Fund	348,819	56,543	38,487	18,056
Ivy LaSalle Global Real Estate Fund	141,118	14,515	2,449	12,066
Ivy Natural Resources Fund	412,765	56,014	79,749	(23,735)
Ivy Science and Technology Fund	3,589,339	4,105,416	117,871	3,987,545
Ivy Securian Real Estate Securities Fund	303,741	133,556	1,262	132,294

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2019 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Asset Strategy Fund	$5,910	$ 15,786	$—	$ —	$ —
Ivy Balanced Fund	2,871	96,007	—	—	—
Ivy Energy Fund	—	—	—	—	—
Ivy LaSalle Global Real Estate Fund	1,910	1,835	—	1,278	—
Ivy Natural Resources Fund	3,652	—	—	—	—
Ivy Science and Technology Fund	—	288,030	—	—	8,925
Ivy Securian Real Estate Securities Fund	1,274	7,773	—	2,169	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2019 and 2018 were as follows:

Fund	March 31, 2019		March 31, 2018	
	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Asset Strategy Fund	$55,786	$426,876	$28,544	$ 67,045
Ivy Balanced Fund	44,588	227,972	36,899	48,390
Ivy Energy Fund	—	—	2,469	—
Ivy LaSalle Global Real Estate Fund	2,976	1,203	1,203	35
Ivy Natural Resources Fund	685	—	—	—
Ivy Science and Technology Fund	—	786,451	13,115	253,581
Ivy Securian Real Estate Securities Fund	7,565	22,758	7,416	56,076

(1) Includes short-term capital gains, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2019 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of March 31, 2019, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Asset Strategy Fund	$ 31,742	$ —
Ivy Balanced Fund	—	—
Ivy Energy Fund	99,775	83,578
Ivy LaSalle Global Real Estate Fund	65	—
Ivy Natural Resources Fund	288,457	330,594
Ivy Science and Technology Fund	—	—
Ivy Securian Real Estate Securities Fund	—	—

Waddell & Reed Advisors Energy Fund was merged into Ivy Energy Fund as of October 16, 2017. At the time of the merger, Waddell & Reed Advisors Energy Fund had capital loss carryovers available to offset future gains of the Ivy Energy Fund. These carryovers are annually limited to $3,780 plus any unused limitations from prior years and any built in gains realized.

Ivy Global Income Allocation Fund was merged into Ivy Asset Strategy Fund as of November 5, 2018. (See Note 12) At the time of the merger, Ivy Global Income Allocation Fund had capital loss carryovers available to offset future gains of the Ivy Asset Strategy Fund. These carryovers are annually limited to $12,268 plus any unused limitations from prior years.

Ivy LaSalle Global Risk Managed Real Estate Fund was merged into Ivy LaSalle Global Real Estate Fund as of November 5, 2018. (See Note 12) At the time of the merger, Ivy LaSalle Global Risk Managed Real Estate Fund had capital loss carryovers available to offset future gains of the Ivy LaSalle Global Real Estate Fund. Ivy LaSalle Global Real Estate Fund's net gains realized in the current year ended March 31, 2019 was limited to $1,993 that could be offset with Ivy LaSalle Global Risk Managed Real Estate Fund's capital loss carryover that was brought over.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs), investments held within the wholly-owned subsidiary and companies and partnership transactions. At March 31, 2019, the following reclassifications were made:

Fund	Accumulated Earnings Gain (Loss)	Paid-In Capital
Ivy Asset Strategy Fund	$(354,539)	$354,539
Ivy Balanced Fund	23	(23)
Ivy Energy Fund	3,605	(3,605)
Ivy LaSalle Global Real Estate Fund	510	(510)
Ivy Natural Resources Fund	7	(7)
Ivy Science and Technology Fund	37,926	(37,926)
Ivy Securian Real Estate Securities Fund	—	—

To the Shareholders and Board of Trustees of Ivy Funds:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy Asset Strategy Fund, Ivy Balanced Fund, Ivy Energy Fund, Ivy LaSalle Global Real Estate Fund, Ivy Natural Resources Fund, Ivy Science and Technology Fund, and Ivy Securian Real Estate Securities Fund (formerly, Ivy Advantus Real Estate Securities Fund), each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of March 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended, and the related notes. In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2019, by correspondence with the custodian, transfer agent, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
May 20, 2019

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

(UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2019:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Asset Strategy Fund	$26,918,593	$52,238,535
Ivy Balanced Fund	36,859,457	38,943,656
Ivy Energy Fund	—	—
Ivy LaSalle Global Real Estate Fund	—	—
Ivy Natural Resources Fund	685,344	685,344
Ivy Science and Technology Fund	—	—
Ivy Securian Real Estate Securities Fund	—	—

Individuals may claim a deduction up to 20% of their combined qualified real estate investment trust (REIT) dividends. For the period ended March 31, 2019, Ivy LaSalle Global Real Estate Security Fund had $610,574 that qualifies as qualified REIT dividends. Ivy Securian Real Estate Securities Fund had $4,660,654 which includes an estimate for the amount already distributed in 2019 that qualifies as qualified REIT dividends.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Asset Strategy Fund	$426,875,907
Ivy Balanced Fund	227,971,721
Ivy Energy Fund	—
Ivy LaSalle Global Real Estate Fund	1,202,849[1]
Ivy Natural Resources Fund	—
Ivy Science and Technology Fund	786,451,128
Ivy Securian Real Estate Securities Fund	22,757,454[2]

(1) Of this amount $55,581 is Unrecaptured Section 1250 Gain.

(2) Of this amount $742,216 is Unrecaptured Section 1250 Gain.

Shareholders are advised to consult their tax advisors concerning the tax treatment of dividends and distributions from all Funds.

Each of the individuals listed below serves as a trustee for the Trust (45 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 Portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Professor of Law, Washburn University School of Law (1973 to present).	83	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (1997-2018); Trustee, IVH (2017 to present); Trustee, NextShares (2017 to present); Trustee, InvestEd (2001 to present); Trustee, Ivy VIP (1997 to present).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	83	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2017 to present); Trustee, Ivy VIP (2017 to present).
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2006	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	83	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, Waddell & Reed Advisors Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, IVH (2013 to present); Independent Chairman and Trustee, NextShares (2016 to present); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present); Independent Chairman and Trustee, Ivy VIP (Independent Chairman: 2015 to present; Trustee: 1998 to present).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	83	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2017 to present); Trustee, Ivy VIP (2017 to present).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	83	Trustee, Waddell & Reed Advisors Funds (1996-2018); Trustee, IVH (2017 to present); Trustee, NextShares (2017 to present); Trustee, InvestEd (2001 to present); Trustee, Ivy VIP (1996 to present).
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	83	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director, Northwestern Mutual Funds (2003-2017); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2017 to present); Trustee, Ivy VIP (2017 to present).
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1999	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	83	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2017 to present); Trustee, Ivy VIP (2017 to present).

Interested Trustees

Mr. Herrmann is "interested" by virtue of his former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company (IICO), each Fund's principal underwriter, Ivy Distributors, Inc. (IDI), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (for Ivy Funds: 2001-2016).	83	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell & Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, Waddell & Reed Advisors Funds (1998-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2001 to present); Trustee, Ivy VIP (1998 to present).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed and IDI (2018 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President	2008	2006	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).
	Treasurer	2008	2006	
	Principal Financial Officer	2008	2007	
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO and WRIMCO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011 to present); CIO of IICO and WRIMCO (2010 to present).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President	2008	2006	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO and WRIMCO (2006 to present).
	Chief Compliance Officer	2008	2004	
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present).
John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1960	Vice President	2008	2006	Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to affect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION

IVY FUNDS

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

HOUSEHOLDING NOTICE

IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund[1]

1   (formerly known as Ivy IG International Small Cap Fund)

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund[2]

2   (formerly known as Ivy Cundill Global Value Fund)

Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund[3]

3   (formerly known as Ivy Advantus Real Estate Securities Fund)

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund[4]

4   (formerly known as Ivy Advantus Bond Fund)

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355
Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.



IVY INVESTMENTS®

Annual Report

MARCH 31, 2019

	Ticker								
	Class A	Class B	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
IVY FUNDS									
Ivy Core Equity Fund	WCEAX	WCEBX	WTRCX	ICFEX	ICIEX	ICEQX	IYCEX		WCEYX
Ivy Emerging Markets Equity Fund	IPOAX	IPOBX	IPOCX	IPOEX	IPOIX	IMEGX	IYPCX	IPOTX	IPOYX
Ivy Global Bond Fund	IVSAX	IVSBX	IVSCX		IVSIX	IVBDX	IYGOX		IVSYX
Ivy Global Equity Income Fund	IBIAX	IBIBX	IBICX	IBIEX	IBIIX	IICNX	IYGEX		IBIYX
Ivy Global Growth Fund	IVINX	IVIBX	IVNCX	IIGEX	IGIIX	ITGRX	IYIGX		IVIYX
Ivy Government Money Market Fund	WRAXX	WRBXX	WRCXX	IVEXX		WRNXX			
Ivy High Income Fund	WHIAX	WHIBX	WRHIX	IVHEX	IVHIX	IHIFX	IYHIX	WHITX	WHIYX
Ivy International Core Equity Fund	IVIAX	IIFBX	IVIFX	IICEX	ICEIX	IINCX	IYITX	IICTX	IVVYX
Ivy Large Cap Growth Fund	WLGAX	WLGBX	WLGCX	ILCEX	IYGIX	ILGRX	WLGRX		WLGYX
Ivy Limited-Term Bond Fund	WLTAX	WLTBX	WLBCX	IVLEX	ILTIX	ILMDX	IYLTX		WLTYX
Ivy Managed International Opportunities Fund	IVTAX	IVTBX	IVTCX	IVTEX	IVTIX	IVTNX	IYMGX		IVTYX
Ivy Mid Cap Growth Fund	WMGAX	WMGBX	WMGCX	IMCEX	IYMIX	IGRFX	WMGRX		WMGYX
Ivy Mid Cap Income Opportunities Fund	IVOAX		IVOCX	IVOEX	IVOIX	IVOSX	IVORX		IVOYX
Ivy Municipal Bond Fund	WMBAX	WMBBX	WMBCX		IMBIX	IMBNX			WMBYX
Ivy Municipal High Income Fund	IYIAX	IYIBX	IYICX		WYMHX	IYINX			IYIYX
Ivy Pzena International Value Fund	ICDAX	ICDBX	ICDCX		ICVIX	ICNGX	IYCUX		ICDYX
Ivy Securian Core Bond Fund	IBOAX	IBOBX	IBOCX	IVBEX	IVBIX	IBNDX	IYBDX		IBOYX
Ivy Small Cap Core Fund	IYSAX	IYSBX	IYSCX	IYVIX	IVVIX	ISPVX	IYSMX	IYCTX	IYSYX
Ivy Small Cap Growth Fund	WSGAX	WSGBX	WRGCX	ISGEX	IYSIX	IRGFX	WSGRX	IYSTX	WSCYX
Ivy Value Fund	IYVAX	IYVBX	IYVCX	IVVEX	IYAIX	IVALX	IYVLX		IYVYX

Beginning on January 1, 2021, as permitted by regulations adopted by the U.S. Securities and Exchange Commission (SEC), paper copies of the Funds' Annual and Semiannual Shareholder Reports no longer will be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Ivy Investments website (www.ivyinvestments.com), and you will be notified by mail each time a report is posted, and provided with a website link to access the report.

If you have already elected to receive shareholder reports electronically, you will not be affected by this change and you need not take any action. You may elect to receive shareholder reports and other communications from the Funds electronically anytime by contacting your financial intermediary (e.g., a broker-dealer or bank) or, if you are a direct investor, by calling 1-888-923-3355 or by enrolling at www.ivyinvestments.com.

You may elect to receive all future reports in paper format free of charge. If you invest through a financial intermediary, you can contact your financial intermediary to request that you continue to receive paper copies of your shareholder reports. If you invest directly with the Funds, you may call 1-888-923-3355 to let the Funds know you wish to continue receiving paper copies of your shareholder reports. Your election to receive reports in paper format will apply to all funds held in your account if you invest through your financial intermediary or all funds held with the Fund Complex if you invest directly with the Funds.

IVY INVESTMENTS® refers to the financial services offered by Ivy Distributors, Inc., a FINRA member broker dealer and the distributor of IVY FUNDS® mutual funds, and those financial services offered by its affiliates.

CONTENTS

This report is submitted for the general information of the shareholders of Ivy Funds. It is not authorized for distribution to prospective investors in the Funds unless preceded or accompanied by a current Ivy Funds prospectus, or summary prospectus, and current performance information.



Philip J. Sanders, CFA

MARCH 31, 2019 (UNAUDITED)

Dear Shareholder,

We saw a little bit of everything over the fiscal period. The first half of the fiscal year remained relatively calm, while the second half saw dramatic market volatility at the end of 2018, followed by a solid rally in early 2019. The U.S. stock market, which hit record highs during 2018, concluded the year with the worst quarter for U.S. equities since 2011. Then, over the first calendar quarter of 2019, the S&P 500 Index turned in its best quarter since 2009, as major U.S. stock indexes are approaching record highs again.

While investors continue to ride the ups and downs, one aspect that has stayed constant is uncertainty. Trade disputes, geopolitical tensions and slowing global growth rates all remain capable of rattling the financial markets.

The U.S. Federal Reserve (Fed) has indicated that short-term interest rates are close to what it believes to be neutral, meaning that policy is neither loose nor restrictive. Certainly, the more dovish stance by the Fed, with its pivot away from the steady interest rate increases of 2018, has helped with market sentiment, as has the accommodative position of the European Central Bank.

By the end of the fiscal period, global stocks continued to rise as inflation remained contained and economic growth around the world slows. The overall sluggish pace of economic expansion, particularly in the eurozone, has led us to revisit our global growth forecast for the year. However, we believe headway on a number of key issues could lead to an uptick in growth later this year. While we project U.S. GDP growth around 2.5% for the year, it's clear that the waning effect of tax cuts and fiscal stimulus, along with the trade dispute between the U.S. and China, continue to weigh on economic activity. Nonetheless, there is confidence that a recession will be averted. It does look like the global economy could improve in the back half of the year, which would lead to better earnings growth in the second half, perhaps helping to sustain the stock rally.

Emerging markets faced multiple headwinds over the fiscal year, namely a strong dollar, China's focus on deleveraging and regulations, trade wars, volatile energy prices and increased geopolitical risks. By comparison, U.S. equities broadly have benefitted from a more attractive growth rate, which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

Looking ahead, while we believe volatility remains possible, the landscape should present more selective opportunities for investors. As we review those opportunities, we continue to put greater emphasis on the fundamentals and quality of asset classes and sectors.

We believe it is important to stay focused on the merits of individual market sectors, industries and companies when making investment decisions. Those fundamentals historically have tended to outweigh external factors such as government policies and regulations. While those can affect every business and every investor, we think the innovation and management skill within individual companies ultimately drive long-term stock prices.

Economic Snapshot

	3/31/2019	3/31/2018
S&P 500 Index	2,834.40	2,640.87
MSCI EAFE Index	1,875.43	2,005.67
10-Year Treasury Yield	2.41%	2.74%
U.S. unemployment rate	3.8%	4.0%
30-year fixed mortgage rate	4.06%	4.44%
Oil price per barrel	$ 60.14	$ 64.94

Sources: Bloomberg, U.S. Department of Labor, MBA, CME

All government statistics shown are subject to periodic revision. The S&P 500 Index is an unmanaged index that tracks the stocks of 500 primarily large-cap U.S. companies. MSCI EAFE Index is an unmanaged index comprised of securities that represent the securities markets in Europe, Australasia and the Far East. It is not possible to invest directly in any of these indexes. Mortgage rates are from BankRate and reflect the overnight national average rate on a conventional 30-year fixed loan. Oil prices reflect the market price of West Texas intermediate grade crude.

Respectfully,

Philip J. Sanders, CFA
President

The opinions expressed in this letter are those of the President of the Ivy Funds and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

(UNAUDITED)

Expense Example

As a shareholder of a Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, exchange fees and account fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in a Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended March 31, 2019.

Actual Expenses

The first section in the following table provides information about actual account values and actual expenses for each share class. You may use the information in this section, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first section under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. Fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Savings Incentive Match Plan for Employees (SIMPLE) IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $18 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. With limited exceptions, for Class A shares, if your Fund account balance is below $650 on the Friday prior to the last full week of September of each year, the account will be assessed an account fee of $20. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the following table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second section in the following table provides information about hypothetical account values and hypothetical expenses for each share class based on the Fund's actual expense ratio and an assumed rate of return of five percent per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this five percent hypothetical example with the five percent hypothetical examples that appear in the shareholder reports of the other funds.

Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), exchange fees or account fees. Therefore, the second section in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

Expenses paid may be impacted by expense reduction arrangements. If those arrangements had not been in place, expenses paid would have been higher. See Note 6 in Notes to Financial Statements for further information.

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	
Ivy Core Equity Fund							
Class A	$1,000	$956.00	$ 4.99	$1,000	$1,019.82	$ 5.15	1.03%
Class B**	$1,000	$950.70	$10.44	$1,000	$1,014.22	$10.78	2.13%
Class C	$1,000	$952.10	$ 9.08	$1,000	$1,015.66	$ 9.37	1.86%
Class E	$1,000	$956.00	$ 5.28	$1,000	$1,019.48	$ 5.45	1.09%
Class I	$1,000	$957.30	$ 3.91	$1,000	$1,020.92	$ 4.04	0.80%
Class N	$1,000	$958.00	$ 3.13	$1,000	$1,021.69	$ 3.23	0.65%
Class R	$1,000	$954.10	$ 6.74	$1,000	$1,018.03	$ 6.96	1.38%
Class Y	$1,000	$957.20	$ 4.11	$1,000	$1,020.77	$ 4.24	0.83%

See footnotes on page 10.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	
Ivy Emerging Markets Equity Fund							
Class A	$1,000	$1,050.00	$ 7.48	$1,000	$ 1,017.66	$ 7.36	1.46%
Class B**	$1,000	$1,044.50	$12.47	$1,000	$ 1,012.72	$12.28	2.45%
Class C	$1,000	$ 1,046.10	$10.95	$1,000	$ 1,014.21	$10.78	2.15%
Class E***	$1,000	$1,051.20	$ 6.26	$1,000	$ 1,018.79	$ 6.16	1.23%
Class I	$1,000	$1,052.30	$ 5.03	$1,000	$1,020.00	$ 4.95	0.99%
Class N	$1,000	$1,052.10	$ 5.03	$1,000	$1,020.01	$ 4.95	0.99%
Class R	$1,000	$1,047.90	$ 8.81	$1,000	$ 1,016.35	$ 8.67	1.72%
Class T	$1,000	$1,050.80	$ 6.25	$1,000	$ 1,018.85	$ 6.16	1.22%
Class Y	$1,000	$1,050.10	$ 7.07	$1,000	$ 1,018.03	$ 6.96	1.38%
Ivy Global Bond Fund							
Class A	$1,000	$1,037.90	$ 4.99	$1,000	$1,020.02	$ 4.95	0.98%
Class B**	$1,000	$1,033.00	$ 8.74	$1,000	$ 1,016.28	$ 8.67	1.73%
Class C	$1,000	$ 1,034.10	$ 8.75	$1,000	$ 1,016.29	$ 8.67	1.73%
Class I	$1,000	$ 1,039.10	$ 3.77	$1,000	$ 1,021.27	$ 3.74	0.73%
Class N	$1,000	$1,039.30	$ 3.57	$1,000	$ 1,021.45	$ 3.54	0.70%
Class R	$1,000	$1,034.40	$ 7.32	$1,000	$ 1,017.74	$ 7.26	1.44%
Class Y	$1,000	$1,036.80	$ 4.99	$1,000	$1,020.03	$ 4.95	0.98%
Ivy Global Equity Income Fund							
Class A	$1,000	$ 984.70	$ 6.15	$1,000	$ 1,018.76	$ 6.26	1.24%
Class B**	$1,000	$ 981.30	$ 9.61	$1,000	$ 1,015.22	$ 9.77	1.95%
Class C	$1,000	$ 981.20	$ 9.61	$1,000	$ 1,015.19	$ 9.77	1.95%
Class E	$1,000	$ 985.10	$ 5.56	$1,000	$ 1,019.31	$ 5.65	1.13%
Class I	$1,000	$ 986.30	$ 4.57	$1,000	$1,020.36	$ 4.65	0.92%
Class N	$1,000	$ 987.10	$ 3.78	$1,000	$ 1,021.08	$ 3.84	0.77%
Class R	$1,000	$ 983.40	$ 7.44	$1,000	$ 1,017.39	$ 7.57	1.51%
Class Y	$1,000	$ 984.70	$ 5.76	$1,000	$ 1,019.14	$ 5.86	1.16%
Ivy Global Growth Fund							
Class A	$1,000	$ 951.10	$ 6.54	$1,000	$ 1,018.19	$ 6.76	1.35%
Class B**	$1,000	$ 945.10	$12.64	$1,000	$ 1,011.91	$13.08	2.58%
Class C	$1,000	$ 947.40	$10.52	$1,000	$ 1,014.15	$10.88	2.16%
Class E	$1,000	$ 952.20	$ 5.66	$1,000	$ 1,019.11	$ 5.86	1.17%
Class I	$1,000	$ 952.70	$ 5.17	$1,000	$ 1,019.68	$ 5.35	1.05%
Class N	$1,000	$ 953.50	$ 4.49	$1,000	$1,020.38	$ 4.65	0.91%
Class R	$1,000	$ 949.80	$ 7.99	$1,000	$ 1,016.69	$ 8.27	1.65%
Class Y	$1,000	$ 951.50	$ 6.44	$1,000	$ 1,018.34	$ 6.66	1.32%

See footnotes on page 10.

Fund	Actual[1] Beginning Account Value 9-30-18	Actual[1] Ending Account Value 3-31-19	Actual[1] Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-18	Hypothetical[2] Ending Account Value 3-31-19	Hypothetical[2] Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Government Money Market Fund							
Class A	$1,000	$ 1,008.10	$ 3.71	$1,000	$ 1,021.23	$ 3.74	0.74%
Class B**	$1,000	$1,003.50	$ 8.31	$1,000	$ 1,016.62	$ 8.37	1.67%
Class C	$1,000	$1,004.50	$ 7.32	$1,000	$ 1,017.65	$ 7.36	1.46%
Class E	$1,000	$1,009.10	$ 2.81	$1,000	$ 1,022.16	$ 2.83	0.56%
Class N	$1,000	$1,009.40	$ 2.41	$1,000	$ 1,022.48	$ 2.43	0.49%
Ivy High Income Fund							
Class A	$1,000	$ 998.60	$ 4.70	$1,000	$1,020.22	$ 4.75	0.94%
Class B**	$1,000	$ 994.80	$ 8.48	$1,000	$ 1,016.41	$ 8.57	1.71%
Class C	$1,000	$ 995.10	$ 8.28	$1,000	$ 1,016.68	$ 8.37	1.66%
Class E	$1,000	$ 998.00	$ 5.39	$1,000	$ 1,019.56	$ 5.45	1.08%
Class I	$1,000	$ 999.80	$ 3.60	$1,000	$ 1,021.38	$ 3.64	0.71%
Class N	$1,000	$1,000.60	$ 2.80	$1,000	$ 1,022.11	$ 2.83	0.57%
Class R	$1,000	$ 996.90	$ 6.49	$1,000	$ 1,018.46	$ 6.56	1.30%
Class T	$1,000	$ 999.30	$ 4.10	$1,000	$ 1,020.88	$ 4.14	0.81%
Class Y	$1,000	$ 998.60	$ 4.70	$1,000	$ 1,020.23	$ 4.75	0.94%
Ivy International Core Equity Fund							
Class A	$1,000	$ 931.60	$ 6.08	$1,000	$ 1,018.64	$ 6.36	1.26%[4]
Class B**	$1,000	$ 927.60	$10.22	$1,000	$ 1,014.28	$10.68	2.14%[5]
Class C	$1,000	$ 928.40	$ 9.26	$1,000	$ 1,015.30	$ 9.67	1.93%
Class E	$1,000	$ 931.50	$ 6.18	$1,000	$ 1,018.54	$ 6.46	1.28%
Class I	$1,000	$ 933.30	$ 3.77	$1,000	$1,020.98	$ 3.94	0.79%
Class N	$1,000	$ 933.60	$ 3.77	$1,000	$ 1,020.99	$ 3.94	0.79%
Class R	$1,000	$ 930.40	$ 7.43	$1,000	$ 1,017.28	$ 7.77	1.53%
Class T	$1,000	$ 931.60	$ 5.41	$1,000	$ 1,019.32	$ 5.65	1.13%
Class Y	$1,000	$ 931.20	$ 5.70	$1,000	$ 1,019.01	$ 5.96	1.19%[6]
Ivy Large Cap Growth Fund							
Class A	$1,000	$ 987.80	$ 5.07	$1,000	$ 1,019.79	$ 5.15	1.05%
Class B**	$1,000	$ 983.30	$ 9.22	$1,000	$ 1,015.64	$ 9.37	1.86%
Class C	$1,000	$ 983.60	$ 9.03	$1,000	$ 1,015.83	$ 9.17	1.82%
Class E	$1,000	$ 986.90	$ 5.66	$1,000	$ 1,019.21	$ 5.75	1.15%
Class I	$1,000	$ 989.40	$ 3.48	$1,000	$ 1,021.46	$ 3.54	0.69%
Class N	$1,000	$ 989.50	$ 3.28	$1,000	$ 1,021.65	$ 3.34	0.66%
Class R	$1,000	$ 986.10	$ 6.85	$1,000	$ 1,017.99	$ 6.96	1.39%
Class Y	$1,000	$ 987.40	$ 5.17	$1,000	$ 1,019.69	$ 5.25	1.05%

See footnotes on page 10.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	
Ivy Limited-Term Bond Fund							
Class A	$1,000	$1,023.50	$ 4.55	$1,000	$1,020.46	$ 4.55	0.90%
Class B**	$1,000	$1,019.00	$ 8.98	$1,000	$1,016.08	$ 8.97	1.78%
Class C	$1,000	$1,019.80	$ 8.28	$1,000	$ 1,016.77	$ 8.27	1.64%
Class E	$1,000	$1,023.30	$ 4.75	$1,000	$1,020.20	$ 4.75	0.95%
Class I	$1,000	$1,024.70	$ 3.34	$1,000	$ 1,021.61	$ 3.34	0.67%
Class N	$1,000	$1,025.50	$ 2.63	$1,000	$1,022.37	$ 2.63	0.51%
Class R	$1,000	$ 1,021.70	$ 6.27	$1,000	$ 1,018.68	$ 6.26	1.25%
Class Y	$1,000	$1,023.50	$ 4.55	$1,000	$1,020.46	$ 4.55	0.90%
Ivy Managed International Opportunities Fund[3]							
Class A	$1,000	$ 951.70	$ 2.34	$1,000	$1,022.49	$ 2.43	0.49%
Class B**	$1,000	$ 945.00	$ 6.81	$1,000	$ 1,017.95	$ 7.06	1.40%
Class C	$1,000	$ 945.20	$ 6.32	$1,000	$ 1,018.48	$ 6.56	1.29%
Class E***	$1,000	$ 952.40	$ 2.05	$1,000	$1,022.83	$ 2.12	0.42%
Class I	$1,000	$ 952.90	$ 0.78	$1,000	$ 1,024.14	$ 0.81	0.16%
Class N	$1,000	$ 952.80	$ 0.78	$1,000	$1,024.09	$ 0.81	0.16%
Class R	$1,000	$ 950.20	$ 3.22	$1,000	$1,021.60	$ 3.34	0.67%
Class Y	$1,000	$ 951.70	$ 1.85	$1,000	$1,023.04	$ 1.92	0.38%
Ivy Mid Cap Growth Fund							
Class A	$1,000	$1,002.20	$ 6.01	$1,000	$ 1,018.91	$ 6.06	1.21%
Class B**	$1,000	$ 997.40	$10.29	$1,000	$ 1,014.60	$10.38	2.07%
Class C	$1,000	$ 998.50	$ 9.59	$1,000	$ 1,015.29	$ 9.67	1.93%
Class E	$1,000	$1,001.50	$ 6.40	$1,000	$ 1,018.56	$ 6.46	1.28%
Class I	$1,000	$1,004.10	$ 3.91	$1,000	$ 1,021.00	$ 3.94	0.79%
Class N	$1,000	$1,004.10	$ 3.91	$1,000	$ 1,021.00	$ 3.94	0.79%
Class R	$1,000	$1,000.30	$ 7.70	$1,000	$ 1,017.26	$ 7.77	1.54%
Class Y	$1,000	$1,002.10	$ 5.91	$1,000	$ 1,018.99	$ 5.96	1.19%
Ivy Mid Cap Income Opportunities Fund							
Class A	$1,000	$ 967.40	$ 6.59	$1,000	$ 1,018.20	$ 6.76	1.35%
Class C	$1,000	$ 963.90	$ 10.11	$1,000	$ 1,014.61	$10.38	2.07%
Class E	$1,000	$ 968.30	$ 5.71	$1,000	$ 1,019.12	$ 5.86	1.17%
Class I	$1,000	$ 969.00	$ 5.12	$1,000	$ 1,019.69	$ 5.25	1.05%
Class N	$1,000	$ 969.60	$ 4.53	$1,000	$1,020.30	$ 4.65	0.93%
Class R	$1,000	$ 965.90	$ 8.16	$1,000	$ 1,016.65	$ 8.37	1.66%
Class Y	$1,000	$ 968.20	$ 6.50	$1,000	$ 1,018.38	$ 6.66	1.31%

See footnotes on page 10.

(UNAUDITED)

Fund	Actual[1]			Hypothetical[2]			Annualized Expense Ratio Based on the Six-Month Period
	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	
Ivy Municipal Bond Fund							
Class A	$1,000	$1,028.20	$ 4.26	$1,000	$1,020.77	$ 4.24	0.83%
Class B**	$1,000	$1,023.80	$ 8.50	$1,000	$ 1,016.51	$ 8.47	1.69%
Class C	$1,000	$1,023.90	$ 8.50	$1,000	$ 1,016.50	$ 8.47	1.69%
Class I	$1,000	$1,029.00	$ 3.55	$1,000	$ 1,021.47	$ 3.54	0.69%
Class N	$1,000	$1,029.70	$ 2.84	$1,000	$1,022.08	$ 2.83	0.57%
Class Y	$1,000	$1,028.30	$ 4.26	$1,000	$1,020.77	$ 4.24	0.83%
Ivy Municipal High Income Fund							
Class A	$1,000	$1,022.70	$ 4.35	$1,000	$1,020.64	$ 4.34	0.86%
Class B**	$1,000	$ 1,018.80	$ 8.08	$1,000	$ 1,016.90	$ 8.07	1.61%
Class C	$1,000	$ 1,019.00	$ 7.98	$1,000	$ 1,017.07	$ 7.97	1.58%
Class I	$1,000	$1,024.00	$ 3.04	$1,000	$ 1,021.91	$ 3.03	0.61%
Class N	$1,000	$1,024.30	$ 2.83	$1,000	$ 1,022.11	$ 2.83	0.57%
Class Y	$1,000	$1,022.60	$ 4.35	$1,000	$1,020.64	$ 4.34	0.86%
Ivy Pzena International Value Fund							
Class A	$1,000	$ 922.80	$ 7.31	$1,000	$ 1,017.32	$ 7.67	1.53%
Class B**	$1,000	$ 914.70	$ 15.41	$1,000	$1,008.85	$ 16.17	3.23%
Class C	$1,000	$ 919.60	$10.08	$1,000	$ 1,014.41	$10.58	2.11%
Class I	$1,000	$ 924.10	$ 5.20	$1,000	$ 1,019.50	$ 5.45	1.09%
Class N	$1,000	$ 925.40	$ 4.33	$1,000	$1,020.42	$ 4.55	0.90%
Class R	$1,000	$ 921.90	$ 7.88	$1,000	$ 1,016.69	$ 8.27	1.65%
Class Y	$1,000	$ 923.00	$ 6.35	$1,000	$ 1,018.34	$ 6.66	1.32%
Ivy Securian Core Bond Fund							
Class A	$1,000	$1,039.10	$ 5.10	$1,000	$ 1,019.97	$ 5.05	0.99%
Class B**	$1,000	$1,034.50	$ 9.46	$1,000	$ 1,015.60	$ 9.37	1.87%
Class C	$1,000	$1,035.30	$ 8.75	$1,000	$ 1,016.36	$ 8.67	1.72%
Class E	$1,000	$1,039.00	$ 5.10	$1,000	$ 1,019.90	$ 5.05	1.01%
Class I	$1,000	$ 1,041.40	$ 2.76	$1,000	$1,022.25	$ 2.73	0.54%
Class N	$1,000	$ 1,041.40	$ 2.76	$1,000	$1,022.25	$ 2.73	0.54%
Class R	$1,000	$1,037.60	$ 6.52	$1,000	$ 1,018.53	$ 6.46	1.28%
Class Y	$1,000	$1,039.30	$ 4.79	$1,000	$1,020.22	$ 4.75	0.94%

See footnotes on page 10.

ILLUSTRATION OF FUND EXPENSES

IVY FUNDS

(UNAUDITED)

Fund	Actual[1] Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Hypothetical[2] Beginning Account Value 9-30-18	Ending Account Value 3-31-19	Expenses Paid During Period*	Annualized Expense Ratio Based on the Six-Month Period
Ivy Small Cap Core Fund							
Class A	$1,000	$ 913.70	$ 6.60	$1,000	$1,018.00	$ 6.96	1.39%
Class B**	$1,000	$909.80	$10.69	$1,000	$1,013.70	$11.28	2.25%
Class C	$1,000	$910.20	$ 9.93	$1,000	$1,014.58	$10.48	2.08%
Class E	$1,000	$914.20	$ 5.46	$1,000	$1,019.20	$ 5.75	1.15%
Class I	$1,000	$915.70	$ 4.21	$1,000	$1,020.49	$ 4.45	0.89%
Class N	$1,000	$915.90	$ 4.21	$1,000	$1,020.49	$ 4.45	0.89%
Class R	$1,000	$ 911.90	$ 7.84	$1,000	$1,016.76	$ 8.27	1.64%
Class T	$1,000	$914.60	$ 5.65	$1,000	$1,019.05	$ 5.96	1.18%
Class Y	$1,000	$ 914.10	$ 6.22	$1,000	$1,018.42	$ 6.56	1.31%
Ivy Small Cap Growth Fund							
Class A	$1,000	$939.40	$ 6.40	$1,000	$1,018.35	$ 6.66	1.32%
Class B**	$1,000	$935.40	$10.74	$1,000	$1,013.88	$ 11.18	2.22%
Class C	$1,000	$936.00	$ 9.97	$1,000	$1,014.65	$10.38	2.05%
Class E	$1,000	$939.20	$ 6.50	$1,000	$ 1,018.21	$ 6.76	1.35%
Class I	$1,000	$ 941.50	$ 4.37	$1,000	$1,020.46	$ 4.55	0.90%[7]
Class N	$1,000	$ 941.30	$ 4.37	$1,000	$1,020.48	$ 4.55	0.89%
Class R	$1,000	$937.70	$ 7.75	$1,000	$1,016.89	$ 8.07	1.61%
Class T	$1,000	$940.30	$ 5.63	$1,000	$1,019.09	$ 5.86	1.17%
Class Y	$1,000	$939.80	$ 6.11	$1,000	$1,018.59	$ 6.36	1.27%
Ivy Value Fund							
Class A	$1,000	$945.40	$ 5.84	$1,000	$1,018.92	$ 6.06	1.21%
Class B**	$1,000	$940.00	$11.06	$1,000	$1,013.50	$11.48	2.29%
Class C	$1,000	$941.90	$ 9.42	$1,000	$1,015.23	$ 9.77	1.95%
Class E***	$1,000	$946.20	$ 4.87	$1,000	$1,019.92	$ 5.05	1.01%
Class I	$1,000	$946.40	$ 4.48	$1,000	$1,020.37	$ 4.65	0.91%
Class N	$1,000	$947.40	$ 3.70	$1,000	$ 1,021.17	$ 3.84	0.75%
Class R	$1,000	$943.70	$ 7.39	$1,000	$1,017.35	$ 7.67	1.52%
Class Y	$1,000	$945.70	$ 5.55	$1,000	$ 1,019.21	$ 5.75	1.15%

See footnotes on page 10.

(UNAUDITED)

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 182 days in the six-month period ended March 31, 2019, and divided by 365.

**These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

***Class share is closed to investment.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the last column of this section.

(2)This section uses a hypothetical five percent annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

(3)Annualized Expense Ratio Based on the Six-Month Period does not include expenses of Underlying Ivy Funds in which Ivy Managed International Opportunities Fund invests.

(4)Annualized expense ratio based on the period excluding reorganization expenses was 1.25%.

(5)Annualized expense ratio based on the period excluding reorganization expenses was 2.11%.

(6)Annualized expense ratio based on the period excluding reorganization expenses was 1.18%.

(7)Annualized expense ratio based on the period excluding reorganization expenses was 0.89%.

The above illustrations are based on ongoing costs only and do not include any transactional costs, such as sales loads or exchange fees.



Erik R. Becker

Erik R. Becker, CFA, portfolio manager of Ivy Core Equity Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Becker has managed the Portfolio since 2006 and has 21 years of industry experience. Gustav C. Zinn, CFA, served as a co-portfolio manager on the strategy until December 2018.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Core Equity Fund (Class A shares at net asset value)	5.56%
Ivy Core Equity Fund (Class A shares, including sales charges)	-0.50%

Benchmark(s) and/or Lipper and Morningstar Category

S&P 500 Index (Generally reflects the performance of large- and medium-sized U.S. stocks)	9.50%
Lipper Large-Cap Core Funds Universe Average (Generally reflects the performance of the universe of strategies with similar investment objectives)	7.57%
Morningstar Large Growth Category Average (Generally reflects the performance of the universe of funds with similar investment objectives)	10.71%

Please note that Fund returns include applicable fee and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key drivers

The fiscal year ending March 31, 2019 was marked by severe volatility. This was highlighted in the large-cap equity market in September 2018, as the S&P 500 Index, the Fund's benchmark, surged nearly 14% through September 2018 as optimism was relatively high for strong corporate earnings growth fueled by the Tax Cut and Jobs Act of 2017, and then plummeted nearly 20% in the October — December timeframe as investors became more pessimistic over economic growth outside the U.S. and the Federal Reserve's (Fed) position on interest rate hikes.

Equity markets rebounded in January as the Fed pivoted on its aggressive pace of interest rate hikes. The central bank announced it sees the current federal funds rate as neutral and projects no further increases in 2019 as inflationary signs were absent and global economies were deemed to pose a risk to future U.S. growth. The Fed also announced it would end the process of winding down its balance sheet earlier than expected.

Interest rates also had a roller-coaster ride for the year ended March 31, 2019, as the 10-Year Treasury yield began the period at 2.7%, reached a high of above 3.2% in early October and then fell to 2.4% toward the end of the fiscal year.

The dramatic fall in yields late in the year was a significant catalyst for outperformance in the most defensive and interest rate sensitive groups, including real estate and utilities, which were the year's top performers. The information technology and healthcare sectors also meaningfully outperformed the market with the latter again benefitting from a defensive rotation in the market. Financials, materials and energy were the year's worst performing sectors.

Contributors and detractors

Despite finishing the period with a positive return, the Fund underperformed both its benchmark and peer groups' averages for the year ended March 31, 2019, mostly as the result of poor stock selection within the industrials, newly created communication services, and consumer discretionary sectors. Within industrials, holdings like Lockheed Martin Corporation, J.B. Hunt Transport Services, Inc., Airbus SE and FedEx Corporation all turned in negative performances. Electronic Arts, Inc. and Take-Two Interactive Software, Inc. within communication services hurt relative performance. In consumer discretionary, underperformance in hotels and leisure names such as Las Vegas Sands Corporation, Vail Resorts, Inc. and Wynn Resorts Ltd. dragged performance lower. The Fund no longer holds positions in Airbus SE, FedEx Corporation, Electronic Arts, Inc., J.B. Hunt Transport Services, Inc. and Vail Resorts, Inc.

Beyond individual stock selection, our lack of ownership in two more defensive and interest rate-sensitive sectors — real estate and utilities — detracted from performance as we did not anticipate the sharp reduction in rates. We are somewhat perplexed by the rise in valuations in more defensive and low volatility groups with little to no earnings growth as well as recession-like valuations for traditional cyclical/value names within the market. It appears that market participants are pricing the equity market like a recession is around the corner.

One area of relative strength came from the healthcare sector, where the Fund's security selection more than doubled the benchmark's return. All of the Fund's health care stocks posted positive gains and were led by the strength of Eli Lilly & Co. and Intuitive Surgical.

Outlook

From a style perspective, it should be noted that we materially decreased the portfolio's weighting of high growth stocks as their valuation levels increased relative to the broad market during the period. For example, the Russell 1000 Growth Index outperformed the Russell 1000 Value Index by almost 12% since the start of 2018. Looking back even further to third quarter 2009, the growth index has outperformed the value index by 98%.

However, 10 years into the current economic cycle, investors appear to be piling into a select group of high-momentum and rapid growth companies that are commanding ever higher valuation levels relative to the overall market. Granted, it is not uncommon for growth to lead value late in a cycle considering value usually leads early in the acceleration phase when growth is plentiful, accelerating both top and bottom line momentum. As growth becomes scarcer later in the cycle, secular growers tend to outperform traditional value companies. In our view, however, the valuation disparities are becoming extreme.

These market dynamics are occurring against a backdrop of slowing global growth. U.S. growth moderated in the fourth quarter of the fiscal year — after a tax-stimulus induced acceleration earlier in the period — while China and Europe are reporting some of their worst growth rates in 10 years. The International Monetary Fund estimates global GDP growth is estimated to fall to 3.3% in 2019, the lowest level since the financial crisis a decade ago. It should be noted that many of Europe's problems are tied to China, as Europe exports many more capital goods into the Chinese market than does the U.S. Thus, as China goes, very often so goes Europe, albeit with a lag.

Global policymakers have responded to slowing growth: fiscal stimulus in China, the policy of negative interest rates perpetuated in the eurozone, and the Fed shift to no rate hikes. These moves may benefit traditional value names, which currently look cheap versus the market and their growth counterparts. We anticipate that throughout 2019, investors will feel somewhat better about growth prospects outside of the U.S. based on the aforementioned stimulus efforts, and more value-oriented investments could see a good tactical run.

We have — and will continue — to pivot the portfolio to companies with valuation characteristics that are more favorable. Often these moves will come at the expense of some longtime winners in the Fund. Over the fiscal year, we eliminated positions in Adobe, Inc., CME Group, Inc. and Intuitive Surgical, Inc., and reduced positions in Intuit, Inc., PayPal Holdings, Inc. and Visa, Inc.

We have added AutoZone, Inc., TE Connectivity, Ltd., Aptiv PLC, Micron Technology, Inc., United Rentals, Inc., Wynn Resorts Ltd, Qualcomm, Inc., IPG Photonics and S&P Global, Inc. The common characteristic of the buys has been growth in earnings and/or free cash flow while trading at valuation levels below their historical norms.

The recent additions of Wynn Resorts Ltd and Aptiv PLC have boosted our consumer discretionary weighting, now the largest sector overweight in the Fund. Information technology also continues to be an area of emphasis, especially to segments of the sector with more reasonable valuation characteristics, like semiconductors and components. The Fund continues to be underweight expensive bond proxy groups including real estate and utilities. Cash levels are down as we saw opportunities to invest in companies well off their highs following the recent correction.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges. Your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment. This risk and other risks are more fully described in the Fund's prospectus.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Core Equity Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.6%
Information Technology	25.5%
Consumer Discretionary	14.2%
Health Care	12.8%
Industrials	12.6%
Financials	11.7%
Communication Services	7.9%
Consumer Staples	7.2%
Energy	3.4%
Materials	3.3%
Utilities	1.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.4%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Boeing Co. (The)	Industrials	Aerospace & Defense
UnitedHealth Group, Inc.	Health Care	Managed Health Care
Citigroup, Inc.	Financials	Other Diversified Financial Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Analog Devices, Inc.	Information Technology	Semiconductors
Lockheed Martin Corp.	Industrials	Aerospace & Defense
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
NIKE, Inc., Class B	Consumer Discretionary	Footwear

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY CORE EQUITY FUND



Ivy Core Equity Fund, Class A Shares[1]	$35,591
S&P 500 Index	$43,809

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-0.50%	0.95%	4.74%	2.88%	5.84%	6.01%	5.16%	5.81%
5-year period ended 3-31-19	6.09%	6.17%	6.53%	6.72%	7.66%	—	6.97%	7.67%
10-year period ended 3-31-19	13.54%	13.29%	13.33%	13.86%	14.57%	—	—	14.47%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	7.75%	10.44%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 1.9%		
Charter Communications, Inc., Class A (A)	233	$ 80,795
Integrated Telecommunication Services – 2.0%		
Verizon Communications, Inc.	1,369	80,925
Interactive Home Entertainment – 1.5%		
Take-Two Interactive Software, Inc. (A)	655	61,813
Interactive Media & Services – 2.5%		
Alphabet, Inc., Class A (A)	88	103,920
Total Communication Services – 7.9%		**327,453**
Consumer Discretionary		
Auto Parts & Equipment – 2.2%		
Aptiv plc	1,160	92,177
Automotive Retail – 2.1%		
AutoZone, Inc. (A)	84	86,231
Casinos & Gaming – 2.6%		
Las Vegas Sands, Inc.	881	53,706
Wynn Resorts Ltd.	461	54,970
		108,676
Footwear – 2.4%		
NIKE, Inc., Class B	1,174	98,846
Home Improvement Retail – 0.8%		
Home Depot, Inc. (The)	168	32,254
Internet & Direct Marketing Retail – 4.1%		
Alibaba Group Holding Ltd. ADR (A)	328	59,789
Amazon.com, Inc. (A)	63	112,543
		172,332
Total Consumer Discretionary – 14.2%		**590,516**
Consumer Staples		
Household Products – 1.5%		
Procter & Gamble Co. (The)	623	64,781
Hypermarkets & Super Centers – 3.4%		
Costco Wholesale Corp.	265	64,143
Wal-Mart Stores, Inc.	783	76,366
		140,509
Tobacco – 2.3%		
Philip Morris International, Inc.	1,073	94,801
Total Consumer Staples – 7.2%		**300,091**
Energy		
Oil & Gas Refining & Marketing – 1.6%		
Marathon Petroleum Corp.	1,062	63,561

COMMON STOCKS (Continued)	Shares	Value
Oil & Gas Storage & Transportation – 1.8%		
Enterprise Products Partners L.P.	2,611	$ 75,977
Total Energy – 3.4%		**139,538**
Financials		
Asset Management & Custody Banks – 1.8%		
Blackstone Group L.P. (The)	2,145	75,014
Financial Exchanges & Data – 2.0%		
S&P Global, Inc.	392	82,472
Investment Banking & Brokerage – 1.8%		
Morgan Stanley	1,744	73,601
Other Diversified Financial Services – 4.9%		
Citigroup, Inc.	1,835	114,168
JPMorgan Chase & Co.	897	90,825
		204,993
Property & Casualty Insurance – 1.2%		
Progressive Corp. (The)	678	48,841
Total Financials – 11.7%		**484,921**
Health Care		
Health Care Equipment – 3.2%		
Danaher Corp.	546	72,083
Zimmer Holdings, Inc.	474	60,555
		132,638
Health Care Supplies – 1.0%		
Abbott Laboratories	522	41,705
Managed Health Care – 3.6%		
UnitedHealth Group, Inc.	604	149,419
Pharmaceuticals – 5.0%		
Elanco Animal Health, Inc. (A)	2,097	67,247
Eli Lilly and Co.	472	61,278
Zoetis, Inc.	780	78,533
		207,058
Total Health Care – 12.8%		**530,820**
Industrials		
Aerospace & Defense – 8.0%		
Boeing Co. (The)	393	149,898
Lockheed Martin Corp.	356	106,977
United Technologies Corp.	576	74,292
		331,167
Environmental & Facilities Services – 1.2%		
Republic Services, Inc., Class A	649	52,159
Railroads – 1.8%		
Norfolk Southern Corp.	398	74,345

COMMON STOCKS (Continued)	Shares	Value
Trading Companies & Distributors – 1.2%		
United Rentals, Inc. (A)	432	$ 49,379
Trucking – 0.4%		
Lyft, Inc., Class A (A)	196	15,315
Total Industrials – 12.6%		**522,365**
Information Technology		
Application Software – 1.0%		
Intuit, Inc.	161	41,982
Data Processing & Outsourced Services – 7.4%		
First Data Corp., Class A (A)	3,137	82,412
MasterCard, Inc., Class A	447	105,187
PayPal, Inc. (A)	417	43,343
Visa, Inc., Class A	490	76,547
		307,489
Electronic Manufacturing Services – 4.0%		
IPG Photonics Corp. (A)	443	67,208
TE Connectivity Ltd.	1,224	98,806
		166,014
Semiconductors – 5.7%		
Analog Devices, Inc.	1,065	112,102
Micron Technology, Inc. (A)	1,317	54,423
QUALCOMM, Inc.	1,199	68,351
		234,876
Systems Software – 5.3%		
Microsoft Corp.	1,854	218,602
Technology Hardware, Storage & Peripherals – 2.1%		
Apple, Inc.	467	88,707
Total Information Technology – 25.5%		**1,057,670**
Materials		
Commodity Chemicals – 1.6%		
LyondellBasell Industries N.V., Class A	785	66,036
Specialty Chemicals – 1.7%		
Sherwin-Williams Co. (The)	162	69,603
Total Materials – 3.3%		**135,639**
Utilities		
Electric Utilities – 1.0%		
NextEra Energy, Inc.	216	41,738
Total Utilities – 1.0%		**41,738**
TOTAL COMMON STOCKS – 99.6%		**$ 4,130,751**
(Cost: $3,384,692)		

SCHEDULE OF INVESTMENTS

IVY CORE EQUITY FUND *(in thousands)*

MARCH 31, 2019

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 0.8%		
American Honda Finance Corp.,		
2.521%, 4-4-19	$ 400	$ 400
Anheuser-Busch InBev Worldwide,		
Inc. (GTD by AB INBEV/BBR/COB),		
2.716%, 4-4-19	2,647	2,646
J.M. Smucker Co. (The),		
2.651%, 4-1-19	6,587	6,586
Kellogg Co.,		
2.664%, 4-9-19	4,500	4,496
McCormick & Co., Inc.,		
2.662%, 4-3-19	2,709	2,708
QUALCOMM, Inc.,		
2.760%, 4-24-19	1,405	1,402
Walgreens Boots Alliance, Inc.,		
2.551%, 4-1-19	2,925	2,924

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (B) (Continued)		
Wisconsin Electric Power Co.,		
2.601%, 4-2-19	$11,000	$10,997
		32,159
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month		
U.S. LIBOR plus 15 bps),		
2.710%, 4-5-19 (C)	1,053	1,053
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corp.		
(GTD by U.S. Government)		
(3-Month U.S. TB Rate):		
2.440%, 4-7-19 (C)	9,697	9,697

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations (Continued)		
2.450%, 4-7-19 (C)	$8,632	$ 8,632
		18,329
TOTAL SHORT-TERM SECURITIES – 1.2%		$ 51,541
(Cost: $51,548)		
TOTAL INVESTMENT SECURITIES – 100.8%		$4,182,292
(Cost: $3,436,240)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.8)%		(34,527)
NET ASSETS – 100.0%		$4,147,765

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2019.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,130,751	$ —	$ —
Short-Term Securities	—	51,541	—
Total	$4,130,751	$51,541	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.



Jonas Krumplys



Aditya Kapoor

Below, Jonas M. Krumplys, CFA, and Aditya Kapoor, CFA, portfolio managers of Ivy Emerging Markets Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Krumplys has 37 years in the industry and has managed the Fund for five years. Mr. Kapoor has 12 years of industry experience and has managed the Fund for two years.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Emerging Markets Equity Fund (Class A shares at net asset value)	-10.75%
Ivy Emerging Markets Equity Fund (Class A shares including sales charges)	-15.89%

Benchmark(s) and/or Lipper and Morningstar Category

MSCI Emerging Markets Index (generally reflects the performance of stocks across emerging market countries worldwide)	-7.41%
Lipper Emerging Markets Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-9.32%
Morningstar Diversified Emerging Markets Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	-9.31%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value.

A challenging year for Emerging Markets

The fiscal year was challenging and eventful for emerging market equities and they underperformed developed markets. The first half of the year was particularly challenging and characterized by multiple headwinds, including a strong U.S. dollar, China's focus on deleveraging (or reducing debt) and increasing regulations across different sectors, trade wars, volatile energy prices and increased geopolitical risks. In comparison, U.S. equity returns benefitted from a more attractive growth rate which was the result of tax reform, lower regulatory pressures and repatriation of overseas earnings.

In the third quarter of the fiscal year, some of the concerns regarding a global trade slowdown, weakness in China and tightening by the U.S. Federal Reserve (Fed) caught up with developed market indices, which corrected sharply in December, and emerging markets outperformed them. By the final quarter of the fiscal year, policymakers began to make significant changes. The Fed pivoted from a tightening bias to a new message of "patience," and Fed Chairman Jerome Powell implied that rate hikes were off the table for the remainder of 2019. That change removed a significant headwind for emerging market currencies.

Leaders of the U.S. and China met in early December to clear the way for bilateral talks to resolve trade differences; since then, significant progress seems to have been made on the trade issues between the two countries. In addition, China changed its policy priorities from "deleveraging and risk management" to "growth and stability." It also announced a number of policy changes focused on infrastructure spending, increased access to credit for the private sector, tax cuts and fewer regulations for a variety of industries. On the back of these measures, China's markets outperformed all other major indices in the final quarter of the fiscal year.

In general, the final quarter marked a significant turning point in the trajectory of macroeconomic forces that were a huge headwind for much of the fiscal year. As things stand, we now believe the risk/reward equation in emerging markets is more attractive than last year. The neutral Fed policy removes a significant headwind for the currencies. The tax cuts in the U.S. and repatriation of overseas dollars made earnings growth more attractive in the U.S. compared with emerging markets, but that one-time boost to U.S. earnings growth is in the rear-view mirror now. Much of the weakness in China's economy was a result of its tightening and policy choices to control systematic risks. After making significant changes in problem areas of credit growth, including shadow banking and "person to person" lending, China has again focused on growth and stability.

However, it is not all clear with regard to global trends. Growth in Europe is slowing and there are concerns about the trajectory of growth in the U.S. But as a whole, the risks in emerging markets now seem more balanced when compared to developed markets. We think this means individual country returns once again might be more dictated by their own merits versus global trends.

Elsewhere in emerging markets:

- Brazil in October elected Jair Bolsonaro as president and he has appointed a pro-reform cabinet. He is seeking to fix the country's fiscal imbalances by addressing pension reform. Growth is picking up as inflation is staying low and the country is benefitting from record low interest rates.

- India will have elections in the second quarter of 2019. Prime Minister Narendra Modi must defend his incumbency after taking the country through tough reforms such as demonetization and the implementation of a goods and services tax. It generally is accepted that he will be back, but there is a question as to how large a majority he can gain in this election cycle. We think the return of a Modi government would be positive for India because it would enable the country to continue the reforms he laid out in his first term.

- We think Russia has good standalone fundamentals, such as the current and fiscal accounts or foreign exchange reserves, but the fear of sanctions from the U.S. keeps the country's risk premium high and valuations low.

- The business environment is challenged in Mexico under President Andrés Manuel López Obrador, who is introducing a host of what we believe are market-unfriendly measures. Those include the cancellation of the building project already under way for the Mexico City New International Airport. However, consumers in Mexico are doing marginally better economically under the administration's populist policies.

- The economies of South Korea and Taiwan have significant exposure to technology and therefore suffered as technology spending slowed in areas such as semiconductors and smartphones. We think those headwinds will gradually recede over the next year.

Portfolio positioning hurt performance

The Fund had a negative return for the fiscal year and underperformed its benchmark and category average. The Fund's positioning hurt performance, with the bulk of underperformance due to an overweight position to China relative to the benchmark. This positioning detracted from performance significantly in the first half of the fiscal year. The turnaround in China's markets late in the fiscal year meant China was a key source for positive performance as the fiscal year ended, and we remain positive on Chinese equities.

Outside of China, the Fund performed well relative to the benchmark. Key contributors included South Africa, India and Latin American markets, where both allocations and stock selections helped performance.

In terms of sectors, the key detractor was information technology, with technology holdings in China affected by trade war tensions and a broad slowdown in semiconductors and mobile phones impacted Fund holdings. The materials sector was an area of underperformance, again impacted by China's economic slowdown, and health care also was a detractor because of stock selections.

Key sector contributors were financials, helped by strong stock selection; consumer discretionary, also because of stock selection; and energy, driven by an overweight position relative to the benchmark and stock selection.

Top detractors from performance were Sunny Optical (slowdown and smartphone shipments and incremental competition in their camera module business); Sberbank of Russia PJSC ADR (fears of sanctions against Russia), Hikvision (trade war concerns), Baidu (economic slowdown in China) and Samsung BioLogics Co. Ltd. Sunny Optical, Hikvision and Baidu no longer were holdings in the Fund at March 31, 2019.

The top contributors were MercadoLibre, Inc. (leading ecommerce and payments company in Latin America), PJSC Lukoil ADR (low-cost producer of oil in Russia), Capitec Bank Holdings Ltd. (revaluation as credit fears abated in China), Reliance Industries Ltd. (key beneficiary of increasing environmental regulations in shipping fuel and disruption of the telecommunications and retail industries in India), Midea Group Co. Ltd. (leading appliance maker in China) and Banco do Brasil S.A. (improving credit growth and macroeconomic outlook in Brazil).

The Fund made no use of derivatives during the reporting period.

Fund positioning and outlook

The Fund was overweight relative to the benchmark in Brazil, Russia, India and China (BRIC) at the end of the fiscal year. About one-third of the Fund is invested in China, where we are positive on the policy initiatives that the government has introduced to support growth and we believe the valuations are attractive. We also are positive on Brazil as economic growth improves and the Bolsonaro-led government executes key reform initiatives. We think India continues to offer an attractive risk profile as the economy is largely insulated from global trade-related issues and we continue to find stock-specific stories and attractive industries in which to invest. Russia is the cheapest market globally, with what we consider attractive companies at attractive valuations.

The Fund is underweight Taiwan, the countries in the Association of Southeast Asian Nations (ASEAN) and Mexico. The underweight is a function of both our outlooks for those economies and our inability to find companies that are more attractive to us than what we can find in the BRIC countries.

We believe the macroeconomic outlook is better than last year. It appears the Fed may be near the end of the current rate hike cycle. We also think earnings growth in S&P 500 Index companies could moderate by a significant amount, which we believe makes emerging market equities look more attractive on a relative basis. We are seeing positive policy support out of China and trade talks between China and the U.S. appear to be making progress. Finally, we think the valuations of emerging market equities are supportive of better returns in the coming year.

Irrespective of the near term cyclical and political changes, some of the positive secular themes continue to propel companies in technology, internet, biotechnology, financial services and middle-class consumption, and these sectors remain an integral part of the Fund.

Performance shown at net asset value does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may use a range of derivative instruments to manage exposure to various foreign currencies, to gain exposure to certain individual securities, to hedge various market and event risks and as a means of generating additional income from written options. Derivative instruments that may be used include forward contracts to either increase or decrease exposure to a given currency, and options, both written and purchased, on individual equity securities and/or equity markets. The Fund also may use futures contracts on foreign equity indices.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations.

Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted are unmanaged, include reinvested dividends and do not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Emerging Markets Equity Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.2%
Financials	23.2%
Consumer Discretionary	18.4%
Communication Services	13.5%
Energy	11.5%
Information Technology	10.7%
Real Estate	6.1%
Materials	5.7%
Health Care	3.9%
Industrials	3.1%
Consumer Staples	2.1%
Utilities	1.0%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.8%

Country Weightings

Pacific Basin	67.2%
China	31.4%
South Korea	11.4%
India	11.2%
Taiwan	4.5%
Other Pacific Basin	8.7%
South America	15.5%
Brazil	14.7%
Other South America	0.8%
Europe	7.4%
Russia	7.4%
Africa	6.3%
South Africa	6.3%
North America	2.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.8%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Alibaba Group Holding Ltd. ADR	China	Consumer Discretionary	Internet & Direct Marketing Retail
Tencent Holdings Ltd.	China	Communication Services	Interactive Media & Services
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Taiwan Semiconductor Manufacturing Co. Ltd.	Taiwan	Information Technology	Semiconductors
Petroleo Brasileiro S.A.	Brazil	Energy	Integrated Oil & Gas
MercadoLibre, Inc.	Brazil	Consumer Discretionary	Internet & Direct Marketing Retail
Reliance Industries Ltd.	India	Energy	Oil & Gas Refining & Marketing
Naspers Ltd., Class N	South Africa	Communication Services	Cable & Satellite
PJSC LUKOIL ADR	Russia	Energy	Integrated Oil & Gas
Vinhomes JSC	Vietnam	Real Estate	Real Estate Development

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY EMERGING MARKETS EQUITY FUND



Ivy Emerging Markets Equity Fund, Class A Shares[1]	$22,084
MSCI Emerging Markets Index	$23,553

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-19	-15.89%	-15.14%	-11.36%	-12.77%	-10.34%	-10.32%	-11.03%	-12.78%	-10.68%
5-year period ended 3-31-19	4.20%	4.27%	4.63%	5.11%	5.82%	—	5.13%	—	5.49%
10-year period ended 3-31-19	8.24%	7.93%	8.06%	8.93%	9.37%	—	—	—	9.05%
Since Inception of Class through 3-31-19[6]	—	—	—	—	—	4.96%	5.24%	2.92%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T Shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*Class E shares are not currently available for investment.*

(6)*7-31-14 for Class N shares, 12-19-12 for Class R shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2019
IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Argentina		
Energy – 0.8%		
YPF Sociedad Anonima ADR	1,099	$ 15,396
Total Argentina – 0.8%		$ 15,396
Brazil		
Consumer Discretionary – 3.4%		
MercadoLibre, Inc. (A)	136	68,833
Energy – 3.5%		
Petroleo Brasileiro S.A.	9,878	70,210
Financials – 4.8%		
Banco Bradesco S.A.	2,928	32,003
Banco do Brasil S.A.	3,894	48,210
BM&F Bovespa S.A.	1,886	15,355
		95,568
Industrials – 0.9%		
Rumo S.A. (A)	3,533	17,165
Materials – 2.1%		
Vale S.A.	3,250	42,446
Total Brazil – 14.7%		$294,222
China		
Communication Services – 7.1%		
NetEase.com, Inc. ADR	113	27,269
Tencent Holdings Ltd.	2,455	112,901
Tencent Music Entertainment Group ADR (A)	1	12
		140,182
Consumer Discretionary – 9.8%		
Alibaba Group Holding Ltd. ADR (A)	695	126,717
Midea Group Co. Ltd., Class A	6,361	46,087
Suofeiya Home Collection Co. Ltd., Class A	5,835	22,195
		194,999
Consumer Staples – 1.2%		
Kweichow Moutai Co. Ltd., A Shares	195	24,675
Financials – 7.1%		
BOC Hong Kong (Holdings) Ltd., H Shares	63,571	28,891
China International Capital Corp. Ltd., H Shares (B)	14,376	33,372
Industrial and Commercial Bank of China Ltd., H Shares	44,078	32,370
Ping An Insurance (Group) Co. of China Ltd., H Shares	4,051	45,601
		140,234
Health Care – 2.2%		
3SBio, Inc.	11,258	$ 22,143
BeiGene Ltd. ADR (A)	158	20,878
		43,021
Industrials – 0.7%		
Han's Laser Technology Industry Group Co. Ltd., A Shares	2,075	12,994
Real Estate – 3.3%		
China Overseas Land & Investment Ltd.	8,940	34,022
Logan Property Holdings Co. Ltd.	18,748	31,097
		65,119
Total China – 31.4%		$ 621,224
Hong Kong		
Consumer Discretionary – 1.1%		
Galaxy Entertainment Group	3,146	21,442
Financials – 1.1%		
Hong Kong Exchanges and Clearing Ltd.	615	21,473
Total Hong Kong – 2.2%		$ 42,915
India		
Communication Services – 1.5%		
Zee Entertainment Enterprises Ltd.	4,683	30,141
Energy – 3.0%		
Reliance Industries Ltd.	2,996	58,955
Financials – 4.6%		
HDFC Bank Ltd.	1,139	38,234
ICICI Bank Ltd.	5,267	30,429
YES BANK Ltd.	6,258	24,801
		93,464
Health Care – 1.1%		
Aurobindo Pharma Ltd.	1,974	22,348
Utilities – 1.0%		
GAIL (India) Ltd.	4,053	20,351
Total India – 11.2%		$225,259
Indonesia		
Financials – 1.4%		
PT Bank Mandiri (Persero) Tbk (A)	25,702	13,487
PT Bank Rakyat Indonesia	46,992	13,645
		27,132
Total Indonesia – 1.4%		$ 27,132
Macau		
Consumer Discretionary – 1.4%		
Sands China Ltd.	5,694	$ 28,660
Total Macau – 1.4%		$ 28,660
Mexico		
Materials – 1.6%		
Mexichem S.A.B. de C.V. (B)	13,238	31,645
Total Mexico – 1.6%		$ 31,645
Russia		
Communication Services – 2.3%		
Yandex N.V., Class A (A)	1,349	46,331
Energy – 3.0%		
PJSC LUKOIL ADR	682	61,085
Financials – 1.8%		
Sberbank of Russia PJSC ADR	2,656	35,257
Real Estate – 0.3%		
Etalon Group Ltd. GDR	3,915	7,008
Total Russia – 7.4%		$ 149,681
South Africa		
Communication Services – 2.6%		
Naspers Ltd., Class N	221	51,510
Financials – 2.4%		
Capitec Bank Holdings Ltd.	510	47,756
Materials – 1.3%		
Sasol Ltd.	839	26,154
Total South Africa – 6.3%		$125,420
South Korea		
Consumer Discretionary – 1.5%		
Hyundai Motor Co.	272	28,695
Consumer Staples – 0.9%		
LG Household & Health Care Ltd.	14	17,189
Health Care – 0.6%		
Samsung BioLogics Co. Ltd. (A)	43	12,063
Industrials – 1.5%		
Hyundai Heavy Industries Co. Ltd. (A)	293	30,813
Information Technology – 6.2%		
Samsung Electronics Co. Ltd.	2,627	103,603
SK hynix, Inc.	300	19,657
		123,260

IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Materials – 0.7%		
POSCO	62	$ 13,843
Total South Korea – 11.4%		$225,863
Taiwan		
Information Technology – 4.5%		
Taiwan Semiconductor Manufacturing Co. Ltd.	11,073	88,687
Total Taiwan – 4.5%		$ 88,687
Thailand		
Energy – 1.2%		
PTT Public Co. Ltd.	15,441	23,357
Total Thailand – 1.2%		$ 23,357
United States		
Consumer Discretionary – 1.2%		
TAL Education Group ADR (A)	629	$ 22,699
Total United States – 1.2%		$ 22,699
Vietnam		
Real Estate – 2.5%		
Vinhomes JSC (A)	12,367	48,870
Total Vietnam – 2.5%		$ 48,870
TOTAL COMMON STOCKS – 99.2%		$1,971,030
(Cost: $1,609,462)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper(C) – 0.5%		
Walgreens Boots Alliance, Inc. 2.551%, 4-1-19	$ 9,895	9,893
Master Note – 0.3%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.710%, 4-5-19 (D)	$5,498	$ 5,498
Money Market Funds – 0.0%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.360%, (E)(F)	—*	—*
TOTAL SHORT-TERM SECURITIES – 0.8%		$ 15,391
(Cost: $15,393)		
TOTAL INVESTMENT SECURITIES – 100.0%		$1,986,421
(Cost: $1,624,855)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		948
NET ASSETS – 100.0%		$1,987,369

Notes to Consolidated Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $5,836 are on loan.

(C)Rate shown is the yield to maturity at March 31, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Rate shown is the annualized 7-day yield at March 31, 2019.

(F)Investment made with cash collateral received from securities on loan.

CONSOLIDATED SCHEDULE OF INVESTMENTS

IVY EMERGING MARKETS EQUITY FUND *(in thousands)*

MARCH 31, 2019

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 73,612	$ 194,552	$ —
Consumer Discretionary	218,249	147,079	—
Consumer Staples	—	41,864	—
Energy	97,345	131,658	—
Financials	143,324	317,560	—
Health Care	20,878	56,554	—
Industrials	17,165	43,807	—
Information Technology	—	211,947	—
Materials	74,091	39,997	—
Real Estate	7,008	113,989	—
Utilities	—	20,351	—
Total Common Stocks	$651,672	$1,319,358	$ —
Short-Term Securities	—*	15,391	—
Total	$651,672	$1,334,749	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GDR = Global Depositary Receipts
LIBOR = London Interbank Offered Rate

Market Sector Diversification

(as a % of net assets)

Financials	23.2%
Consumer Discretionary	18.4%
Communication Services	13.5%
Energy	11.5%
Information Technology	10.7%
Real Estate	6.1%
Materials	5.7%
Health Care	3.9%
Industrials	3.1%
Consumer Staples	2.1%
Utilities	1.0%
Other+	0.8%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Mark G. Beischel

Below, Mark G. Beischel, CFA, portfolio manager of Ivy Global Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Beischel has managed the Fund since 2008 and has 26 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2019

Ivy Global Bond Fund (Class A shares at net asset value)	3.47%
Ivy Global Bond Fund (Class A shares with sales charge)	-2.48%

Benchmark(s) and/or Lipper and Morningstar Category

Bloomberg Barclays Global Credit 1-10 Year Hedged Index*	4.97%
(generally reflects the performance of the global investment grade local currency corporate and government-related bond markets with a maturity greater than 1 year and less than 10 years)	
Bloomberg Barclays Multiverse Index	-0.28%
(generally reflects the performance of the global bond market)	
Lipper Global Income Funds Universe Average	0.65%
(generally reflects the performance of the universe of funds with similar investment objectives)	
Morningstar Multisector Bond Category Average	3.13%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Effective April 30, 2018, the Fund's benchmark changed from the Bloomberg Barclays Multiverse Index to the Bloomberg Barclays Global Credit 1-10 Year Hedged Index, because Ivy Investment Management Company, the Fund's investment manager, believes the Bloomberg Barclays Global Credit 1-10 Year Hedged Index is more reflective of the types of securities in which the Fund invests.

Please note that Fund returns include applicable investment fees and expenses, whereas the index returns do not include any such fees. The performance discussion below is at net asset value.

Slowing global climate

Following a high-water-mark growth rate of 4.2% in the second quarter of 2018, which was buoyed by tax stimulus and increased government spending, growth slowed sequentially for the reminder of the fiscal year. Despite slowing growth, the U.S. Federal Reserve (Fed) continued to normalize its policy rate, initiating four rate hikes over 2018. The Federal Funds Rate stood at 2.5% at fiscal year end. In currency markets, the trade-weighted U.S. dollar strengthened throughout the year and stabilized towards fiscal year end. The Fed's dovish tilt (signaling no further rate hikes throughout 2019) led to U.S. dollar stabilization. Credit spreads and interest rates remained relatively stable, though the market started pricing in slower growth towards the end of the third quarter. The 10-year U.S. Treasury yield closed the fiscal year at 2.36%, a significant move from the yield rates of 3.25% experienced in November.

The European Central Bank (ECB) completed its quantitative easing by December and is expected to continue to reinvest its balance sheet throughout 2019. The ECB acknowledged recent growth has been weaker than expected, and it will continue to use forward guidance to maintain its current stance until it can ensure it meets its 2% inflation mandate.

The Bank of Japan (BoJ) stood idle and did not provide any future guidance in a change in direction with its monetary policy of targeting interest rates. Inflation forecasts suggest that while the BoJ might have overcome deflation, the 2% goal is still not on the horizon.

The Trump Administration's focus on trade with China has led people to speculate that tariffs are likely to rise over the next year. Although China policymakers appear intent to ease tensions with the purchases of U.S. soybeans, rescinding retaliatory tariffs on U.S. autos and backing away from "made in China 2025", it is unclear if that is enough to satisfy the White House.

Performance

Ivy Global Bond Fund outperformed its Lipper and Morningstar peer averages, however the Fund underperformed its benchmark, the Bloomberg Barclays Global Credit 1-10 Year Hedged Index, for the fiscal year ended March 31, 2019. The Fund's performance was positively impacted by the large weighting to U.S. dollar credit. The U.S. dollar strengthened over the course of the fiscal year versus other major currencies. The Fund had a 97.5% weighting to the U.S. dollar and its lack of exposure to the euro, British pound, Japanese yen and Canadian dollar enhanced its performance as those currencies depreciated 8.9%, 6.9%, 4.1% and 3.3%, respectively to the U.S. dollar. Relative underperformance to the benchmark mainly stemmed from the Fund's shorter effective duration and defensive posturing in credit and Treasuries.

Over the course of the year, we upgraded the credit quality of the Fund with the expectation that the Fed's policy of raising interest rates would lead to increased volatility in credit markets. The Fund's large weighting in corporate credit enhanced relative performance despite credit spreads widening through the year. The carry in yield was enough to offset the widening in spreads.

Seeking low volatility

Amid market volatility, we have maintained a low duration strategy and have increased the Fund's liquidity profile. We believe a shorter duration strategy will enable the Fund to focus on higher yielding corporate bonds, while greater liquidity will allow us to be more responsive to changing market environments.

We continue to focus on maintaining what we believe to be proper diversification for the Fund. The Fund has the opportunity to invest in different securities, sectors, countries and currencies. This flexibility allows us to seek less volatility with a reasonable yield that we believe will reward investors over the longer term.

We continue to search for value in the corporate bond space. Some of the best returns have been, and we think will continue to be, from emerging-market bonds. We believe there will be more opportunities to redeploy liquidity due to the volatility associated with Washington's politics and the Fed's normalization of interest rates.

Looking ahead

On the back of lower growth in the first half of 2019, we believe the Federal Open Market Committee (FOMC) will not raise rates this year. Labor markets continue to grow and beat expectations, which has kept consumer confidence near cycle highs and supported strong spending growth. U.S. growth is still above trend with healthy real income growth and an elevated personal savings rate that we believe should insulate against the impact from the drop that the stock market experienced during the fourth quarter.

We believe trade will continue to be a risk factor going forward. There is the potential for more tariffs, followed by retaliatory action that might impact companies' capital investment plans. A negative feedback loop might impact markets, stocks and ultimately consumer confidence.

Fundamentals in the credit markets continue to remain stretched, with balance sheets remaining levered. Softer global growth is concerning and leads us to be cautionary on the outlook for credit spreads. Given our expectation for modest widening of spreads in 2019, we believe our conservative positioning relative to the benchmark is appropriate. We will be opportunistic about our credit selection and overall positioning to take advantage of the perceived opportunities and dislocations as they present themselves.

The balance sheet runoff has, until recently, proceeded smoothly and has not been deemed disruptive to the markets. The recent equity market volatility during the fourth quarter of 2018 led the FOMC to change this assumption. We expect the balance sheet to continue to runoff until it reaches $3.0-$3.5 trillion.

The federal budget deficit is expected to rise to $1.0 trillion (4.7% GDP) in 2019 from structural forces which have deteriorated by a much greater amount than the offsetting cyclical improvement.

Performance shown at net asset value does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Fixed income securities are subject to interest rate risk and, as such, the net asset value of the Fund may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Global Bond Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	0.8%
Bonds	97.0%
Corporate Debt Securities	61.3%
United States Government and Government Agency Obligations	19.1%
Other Government Securities	16.6%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.2%

Quality Weightings

Investment Grade	67.8%
AAA	18.8%
AA	5.1%
A	9.2%
BBB	34.7%
Non-Investment Grade	29.2%
BB	16.3%
B	9.3%
CCC	1.1%
Non-rated	2.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+ and Equities	3.0%

Country Weightings

North America	41.9%
United States	33.5%
Mexico	5.4%
Other North America	3.0%
South America	18.9%
Argentina	5.1%
Columbia	4.6%
Brazil	3.8%
Other South America	5.4%
Europe	15.7%
United Kingdom	4.4%
Netherlands	3.8%
Other Europe	7.5%
Pacific Basin	15.2%
Indonesia	3.6%
Other Pacific Basin	11.6%
Middle East	3.2%
Bahamas/Caribbean	2.9%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.2%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Global Bond Fund, Class A Shares[1]	$13,464
Bloomberg Barclays Global Credit 1-10 Year Hedged Index[a]	$17,941
Bloomberg Barclays Multiverse Index[a]	$13,879

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-2.48%	-1.33%	2.71%	3.73%	3.75%	2.89%	3.36%
5-year period ended 3-31-19	0.82%	1.07%	1.26%	2.27%	—	1.50%	1.99%
10-year period ended 3-31-19	3.02%	3.01%	2.87%	3.89%	—	—	3.63%
Since Inception of Class through 3-31-19[5]	—	—	—	—	2.00%	1.59%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a) *The Fund's benchmark changed from the Bloomberg Barclays Multiverse Index, effective April 30, 2018. IICO believes that the Bloomberg Barclays Global Credit 1-10 Year Hedged Index is more reflective of the types of securities in which the Fund invests than the Bloomberg Barclays Multiverse Index.*

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Panama		
Financials – 0.8%		
Banco Latinoamericano de Comercio Exterior S.A.	194	$3,864
Total Panama – 0.8%		$3,864
TOTAL COMMON STOCKS – 0.8%		$3,864
(Cost: $4,108)		

CORPORATE DEBT SECURITIES	Principal	Value
Argentina		
Energy – 1.8%		
Pampa Energia S.A. 7.500%, 1-24-27 (A)	$2,850	2,516
Pan American Energy LLC 7.875%, 5-7-21 (A)	5,000	5,075
YPF Sociedad Anonima 8.500%, 3-23-21 (A)	1,000	1,008
		8,599
Industrials – 0.2%		
Aeropuertos Argentina 2000 S.A. 6.875%, 2-1-27 (A)	1,075	1,012
Total Argentina – 2.0%		$ 9,611
Australia		
Utilities – 0.9%		
Ausgrid Finance Pty Ltd. 3.850%, 5-1-23 (A)	4,400	4,498
Total Australia – 0.9%		$4,498
Austria		
Consumer Staples – 0.4%		
ESAL GmbH (GTD by JBS S.A. and JBS Hungary Holdings Kft.) 6.250%, 2-5-23 (A)	2,025	2,053
Materials – 0.7%		
Klabin Austria GmbH 5.750%, 4-3-29 (A)	3,600	3,581
Total Austria – 1.1%		$5,634
Bermuda		
Consumer Staples – 0.6%		
Bacardi Ltd. 4.450%, 5-15-25 (A)	2,800	2,824
Total Bermuda – 0.6%		$2,824
Brazil		
Consumer Staples – 0.3%		
Cosan Ltd. 5.950%, 9-20-24 (A)	1,575	1,604
Energy – 0.0%		
Lancer Finance Co. (SPV) Ltd. 5.850%, 12-12-16 (A)(B)	987	—*
Financials – 0.0%		
Banco Cruzeiro do Sul S.A. 8.500%, 2-20-15 (A)(B)	$9,000	$ 45
Materials – 1.3%		
Fibria Overseas Finance Ltd. 4.000%, 1-14-25	2,000	1,968
Vale Overseas Ltd. 6.250%, 8-10-26	3,850	4,185
		6,153
Utilities – 0.9%		
Aegea Finance S.a.r.l. 5.750%, 10-10-24 (A)	2,300	2,262
Cemig Geracao e Transmissao S.A. 9.250%, 12-5-24 (A)	1,600	1,734
		3,996
Total Brazil – 2.5%		$11,798
Canada		
Energy – 0.4%		
TransCanada PipeLines Ltd. 4.250%, 5-15-28	2,000	2,089
Financials – 1.5%		
Canadian Imperial Bank of Commerce 3.500%, 9-13-23	5,000	5,123
Royal Bank of Canada:		
3.700%, 10-5-23	750	775
4.650%, 1-27-26	1,500	1,592
		7,490
Total Canada – 1.9%		$ 9,579
Cayman Islands		
Communication Services – 0.6%		
Sable International Finance Ltd. 6.875%, 8-1-22 (A)	3,000	3,124
Financials – 0.3%		
Grupo Aval Ltd. 4.750%, 9-26-22 (A)	1,600	1,617
Industrials – 0.5%		
Guanay Finance Ltd.:		
6.000%, 12-15-20 (A)	2,307	2,333
6.000%, 12-15-20	165	167
		2,500
Materials – 0.9%		
Braskem Finance Ltd. (GTD by Braskem S.A.) 5.750%, 4-15-21 (A)	2,000	2,071
Inversiones CMPC S.A. (GTD by Empresas CMPC S.A.) 4.375%, 5-15-23 (A)	2,600	2,647
		4,718
Total Cayman Islands – 2.3%		$11,959
Chile		
Financials – 0.3%		
Banco Santander Chile 2.500%, 12-15-20 (A)	$ 1,600	$ 1,584
Industrials – 1.2%		
LATAM Airlines Group S.A. 7.250%, 6-9-20 (A)	5,800	5,977
Materials – 1.0%		
Celulosa Arauco y Constitucion S.A. 4.500%, 8-1-24	4,800	4,950
Utilities – 0.4%		
Enel Chile S.A. 4.875%, 6-12-28	2,080	2,193
Total Chile – 2.9%		$14,704
China		
Communication Services – 0.4%		
Tencent Holdings Ltd. 2.985%, 1-19-23 (A)	1,800	1,793
Consumer Discretionary – 0.5%		
Alibaba Group Holding Ltd.:		
2.800%, 6-6-23	1,600	1,587
3.400%, 12-6-27	1,000	983
		2,570
Energy – 0.4%		
Sinopec Group Overseas Development (2018) Ltd. 4.125%, 9-12-25 (A)	2,000	2,083
Total China – 1.3%		$ 6,446
Columbia		
Financials – 0.4%		
Banco de Bogota S.A. 5.375%, 2-19-23 (A)	2,000	2,068
Utilities – 2.3%		
Emgesa S.A. E.S.P. 8.750%, 1-25-21 (C)	COP 10,066,000	3,296
Empresas Publicas de Medellin E.S.P. 8.375%, 2-1-21 (C)	25,238,000	8,022
		11,318
Total Columbia – 2.7%		$13,386
Denmark		
Financials – 0.6%		
Danske Bank A.S.:		
5.000%, 1-12-22 (A)	$ 1,150	1,178
2.700%, 3-2-22 (A)	2,000	1,948
		3,126
Total Denmark – 0.6%		$ 3,126

IVY GLOBAL BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
France		
Consumer Staples – 0.1%		
Pernod Ricard S.A.		
4.250%, 7-15-22 (A)	$ 750	$ 779
Financials – 0.6%		
BNP Paribas S.A.		
7.625%, 12-29-49 (A)	3,000	3,146
Total France – 0.7%		$3,925
Hong Kong		
Financials – 0.2%		
Bangkok Bank Public Co. Ltd.		
4.050%, 3-19-24 (A)	1,200	1,233
Total Hong Kong – 0.2%		$ 1,233
India		
Industrials – 1.0%		
Adani Ports and Special Economic Zone Ltd.		
3.500%, 7-29-20 (A)	4,800	4,802
Materials – 0.7%		
Vedanta Resources plc		
6.375%, 7-30-22 (A)	3,500	3,396
Total India – 1.7%		$ 8,198
Indonesia		
Utilities – 0.2%		
Perusahaan Listrik Negara		
5.450%, 5-21-28 (A)	1,100	1,174
Total Indonesia – 0.2%		$ 1,174
Ireland		
Communication Services – 0.6%		
Mobile TeleSystems OJSC		
5.000%, 5-30-23	3,000	3,029
Financials – 0.7%		
MTS International Funding Ltd.		
5.000%, 5-30-23 (A)	3,150	3,180
Total Ireland – 1.3%		$6,209
Japan		
Financials – 1.6%		
Mitsubishi UFJ Financial Group, Inc.		
3.287%, 7-25-27	1,500	1,499
Mizuho Financial Group, Inc.		
3.170%, 9-11-27	1,500	1,483
Sumitomo Mitsui Financial Group, Inc.:		
3.748%, 7-19-23	2,650	2,724
3.936%, 10-16-23	2,000	2,076
		7,782
Total Japan – 1.6%		$ 7,782

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Luxembourg		
Communication Services – 0.8%		
Altice S.A.		
7.625%, 2-15-25 (A)	$4,500	$ 3,943
Consumer Staples – 0.2%		
Minerva Luxembourg S.A.		
5.875%, 1-19-28 (A)	900	828
Industrials – 0.8%		
Rumo Luxembourg S.a.r.l.		
7.375%, 2-9-24 (A)	3,550	3,776
Information Technology – 0.9%		
Atento Luxco 1 S.A.		
6.125%, 8-10-22 (A)	4,700	4,669
Total Luxembourg – 2.7%		$ 13,216
Macau		
Consumer Discretionary – 0.3%		
Sands China Ltd.		
5.125%, 8-8-25	1,400	1,460
Total Macau – 0.3%		$ 1,460
Mexico		
Consumer Staples – 0.6%		
Grupo Bimbo S.A.B. de C.V.		
4.875%, 6-30-20 (A)	2,950	3,011
Energy – 0.1%		
Petroleos Mexicanos		
5.350%, 2-12-28	500	464
Financials – 1.2%		
Banco Santander (Mexico) S.A.		
5.950%, 10-1-28 (A)	850	869
Banco Santander S.A.		
4.125%, 11-9-22 (A)	5,100	5,154
		6,023
Industrials – 0.3%		
Alfa S.A.B. de C.V.		
5.250%, 3-25-24 (A)	1,400	1,466
Materials – 1.2%		
CEMEX S.A.B. de C.V.:		
6.125%, 5-5-25 (A)	3,000	3,105
7.750%, 4-16-26 (A)	500	544
Grupo Cementos de Chihuahua S.A.B. de C.V.		
5.250%, 6-23-24 (A)	2,000	2,007
		5,656
Total Mexico – 3.4%		$16,620
Netherlands		
Communication Services – 1.5%		
Myriad International Holdings B.V.		
6.000%, 7-18-20 (A)	1,150	1,183

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Communication Services (Continued)		
VTR Finance B.V.		
6.875%, 1-15-24 (A)	$5,885	$ 6,032
		7,215
Consumer Staples – 0.8%		
Marfrig Holdings (Europe) B.V.:		
6.875%, 6-24-19 (A)	1,500	1,508
8.000%, 6-8-23 (A)	2,350	2,423
		3,931
Energy – 0.0%		
Petrobras Global Finance B.V. (GTD by Petroleo Brasileiro S.A.)		
8.375%, 5-23-21 (D)	—*	—*
Financials – 1.4%		
Cooperatieve Rabobank U.A.		
3.875%, 2-8-22	1,800	1,852
Enel Finance International N.V.		
4.625%, 9-14-25 (A)	3,350	3,467
Syngenta Finance N.V.		
5.182%, 4-24-28 (A)	1,725	1,754
		7,073
Total Netherlands – 3.7%		$18,219
Norway		
Energy – 0.4%		
Aker BP ASA		
6.000%, 7-1-22 (A)	1,900	1,957
Total Norway – 0.4%		$ 1,957
Peru		
Financials – 0.6%		
Banco de Credito del Peru		
4.250%, 4-1-23 (A)	1,350	1,384
Corporacion Financiera de Desarrolla S.A.		
4.750%, 2-8-22 (A)(D)	1,350	1,403
		2,787
Materials – 0.2%		
San Miguel Industrias PET S.A.		
4.500%, 9-18-22 (A)	750	752
Utilities – 0.3%		
Fenix Power Peru S.A.		
4.317%, 9-20-27 (D)	1,693	1,630
Total Peru – 1.1%		$ 5,169
Qatar		
Energy – 0.2%		
Ras Laffan Liquefied Natural Gas Co. Ltd. II		
5.298%, 9-30-20 (A)	827	835
Total Qatar – 0.2%		$ 835

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND (in thousands)

MARCH 31, 2019

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Singapore		
Consumer Staples – 2.5%		
Olam International Ltd.		
7.500%, 8-12-20	$11,650	$12,181
Total Singapore – 2.5%		$12,181
South Korea		
Communication Services – 0.1%		
SK Telecom Co. Ltd.		
3.750%, 4-16-23 (A)	500	511
Financials – 0.9%		
Hyundai Capital Services, Inc.		
2.983%, 8-29-22 (A)	2,100	2,076
Korea Development Bank		
3.250%, 2-19-24	2,300	2,339
		4,415
Total South Korea – 1.0%		$4,926
Switzerland		
Financials – 0.4%		
Credit Suisse Group AG		
4.282%, 1-9-28 (A)	1,800	1,822
Total Switzerland – 0.4%		$1,822
Turkey		
Industrials – 0.5%		
Koc Holding A.S.		
6.500%, 3-11-25 (A)	2,800	2,702
Total Turkey – 0.5%		$2,702
United Arab Emirates		
Energy – 0.1%		
Abu Dhabi National Energy Co.		
4.375%, 4-23-25 (A)	600	616
Financials – 1.3%		
ICICI Bank Ltd.:		
3.500%, 3-18-20 (A)	4,275	4,282
4.000%, 3-18-26 (A)	2,000	1,989
		6,271
Total United Arab Emirates – 1.4%		$6,887
United Kingdom		
Consumer Staples – 0.5%		
Imperial Tobacco Finance plc		
3.750%, 7-21-22 (A)	2,300	2,331
Financials – 3.9%		
ANZ New Zealand International Ltd.		
3.450%, 1-21-28 (A)	1,300	1,291
Barclays plc		
4.337%, 1-10-28	1,800	1,791
HSBC Holdings plc:		
4.583%, 6-19-29	1,900	1,999
5.625%, 12-29-49 (D)	4,300	4,300

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Financials (Continued)		
Royal Bank of Scotland Group plc (The)		
6.000%, 12-19-23	$2,000	$ 2,136
State Bank of India:		
3.622%, 4-17-19 (A)	2,300	2,300
4.375%, 1-24-24 (A)	2,500	2,564
4.875%, 4-17-24 (A)	2,300	2,414
		18,795
Total United Kingdom – 4.4%		$ 21,126
United States		
Communication Services – 2.3%		
T-Mobile USA, Inc.		
6.000%, 3-1-23	11,097	11,402
Consumer Discretionary – 0.5%		
Volkswagen Group of America, Inc.		
4.250%, 11-13-23 (A)	2,500	2,577
Consumer Staples – 1.7%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB)		
4.000%, 4-13-28	2,850	2,896
Bunge Ltd. Finance Corp.		
3.500%, 11-24-20	2,500	2,513
Maple Escrow Subsidiary, Inc.		
4.597%, 5-25-28 (A)	2,800	2,919
		8,328
Energy – 0.3%		
Brand Energy & Infrastructure Services, Inc.		
8.500%, 7-15-25 (A)	1,677	1,505
Financials – 5.2%		
Bank of America Corp.		
3.593%, 7-21-28	3,175	3,163
BBVA Bancomer S.A.		
6.500%, 3-10-21 (A)	1,750	1,836
Citigroup, Inc.		
3.520%, 10-27-28	3,125	3,074
Cooperatieve Rabobank U.A.		
3.125%, 4-26-21	1,750	1,758
Ford Motor Credit Co. LLC		
3.096%, 5-4-23	2,500	2,346
Goldman Sachs Group, Inc. (The)		
3.814%, 4-23-29	2,600	2,578
Industrial and Commercial Bank of China Ltd.		
2.957%, 11-8-22	750	744
JPMorgan Chase & Co.		
3.540%, 5-1-28	2,132	2,135
TerraForm Global Operating LLC (GTD by Terra Form Global LLC)		
6.125%, 3-1-26 (A)	1,300	1,267
Wells Fargo & Co.		
4.300%, 7-22-27	3,000	3,122
Wells Fargo & Co. (3-Month U.S. LIBOR plus 377 bps)		
6.381%, 3-29-49 (E)	4,225	4,251
		26,274

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Health Care – 0.7%		
Fresenius U.S. Finance II, Inc.:		
4.250%, 2-1-21 (A)	$ 300	$ 303
4.500%, 1-15-23 (A)	2,925	2,984
		3,287
Industrials – 2.3%		
Azul Investments LLP		
5.875%, 10-26-24 (A)(D)	3,150	2,973
BAE Systems Holdings, Inc.		
3.800%, 10-7-24 (A)	2,225	2,271
TransDigm, Inc. (GTD by TransDigm Group, Inc.)		
6.000%, 7-15-22	6,213	6,313
		11,557
Materials – 0.5%		
Glencore Funding LLC		
4.125%, 3-12-24 (A)	2,700	2,728
Real Estate – 0.6%		
Aircastle Ltd.		
4.400%, 9-25-23	2,800	2,853
Total United States – 14.1%		$ 70,511
Venezuela		
Financials – 0.7%		
Corporacion Andina de Fomento		
3.250%, 2-11-22	3,250	3,262
Total Venezuela – 0.7%		$ 3,262
TOTAL CORPORATE DEBT SECURITIES – 61.3%		$302,979
(Cost: $318,099)		

OTHER GOVERNMENT SECURITIES (F)	Principal	Value
Argentina – 3.1%		
Province of Buenos Aires		
9.950%, 6-9-21	7,050	6,574
Republic of Argentina:		
6.875%, 4-22-21	6,050	5,520
5.625%, 1-26-22	3,550	3,062
		15,156
Brazil – 1.3%		
Federative Republic of Brazil		
4.875%, 1-22-21	6,400	6,598
Columbia – 1.9%		
Republic of Colombia:		
4.375%, 7-12-21	7,000	7,192
2.625%, 3-15-23 (D)	2,400	2,346
		9,538
Indonesia – 3.4%		
Perusahaan Listrik Negara		
5.375%, 1-25-29 (A)	4,800	5,093

SCHEDULE OF INVESTMENTS

IVY GLOBAL BOND FUND *(in thousands)*

OTHER GOVERNMENT SECURITIES (F) (Continued)

	Principal	Value
Indonesia (Continued)		
Republic of Indonesia:		
3.750%, 4-25-22 (A)	$7,000	$ 7,088
2.950%, 1-11-23	4,800	4,749
		16,930
Mexico – 2.0%		
United Mexican States		
3.625%, 3-15-22	9,480	9,651
Panama – 0.3%		
Republic of Panama		
4.000%, 9-22-24	1,250	1,306
Poland – 0.3%		
Republic of Poland		
5.125%, 4-21-21	1,250	1,310
Qatar – 1.6%		
Qatar Government Bond:		
2.375%, 6-2-21 (A)	5,800	5,722
3.875%, 4-23-23	2,300	2,368
		8,090
Saudi Arabia – 0.8%		
Saudi Arabia Government Bond:		
2.375%, 10-26-21 (A)	2,250	2,211
2.875%, 3-4-23 (A)	2,000	1,981
		4,192
Turkey – 1.6%		
Turkey Government Bond:		
5.125%, 3-25-22	6,100	5,876
6.250%, 9-26-22	2,000	1,973
		7,849
Uruguay – 0.3%		
Republica Orient Uruguay		
4.500%, 8-14-24	1,350	1,418
TOTAL OTHER GOVERNMENT SECURITIES – 16.6%		$82,038

(Cost: $83,082)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
United States – 0.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 2-year U.S. Treasury index)		
3.359%, 5-25-45 (A)(E)	$ 1,000	$ 999
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates		
4.500%, 10-1-35	347	368
Federal National Mortgage Association Fixed Rate Pass-Through Certificates		
5.000%, 3-1-22	16	16
		1,383
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 0.3%		$ 1,383

(Cost: $1,376)

UNITED STATES GOVERNMENT OBLIGATIONS

	Principal	Value
United States – 18.8%		
U.S. Treasury Bonds		
2.250%, 11-15-25	15,450	15,388
U.S. Treasury Notes:		
1.250%, 10-31-21	5,500	5,363
1.875%, 1-31-22	3,000	2,971
1.750%, 5-15-22	2,925	2,883
1.875%, 9-30-22	4,000	3,954
1.875%, 10-31-22	1,600	1,581
1.625%, 10-31-23	3,700	3,603
2.125%, 3-31-24	8,500	8,457
2.125%, 9-30-24	11,900	11,813
2.875%, 7-31-25	1,855	1,918
1.625%, 2-15-26	3,000	2,868
1.500%, 8-15-26	5,180	4,888
2.000%, 11-15-26	4,000	3,905
2.375%, 5-15-27	5,100	5,110
2.250%, 8-15-27	4,500	4,461
2.250%, 11-15-27	4,400	4,357
2.875%, 5-15-28	9,000	9,357
		92,877
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 18.8%		$92,877

(Cost: $92,829)

SHORT-TERM SECURITIES

	Principal	Value
Commercial Paper (G) – 1.4%		
Sonoco Products Co.		
2.601%, 4-1-19	$6,830	$ 6,828
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps)		
2.710%, 4-5-19 (H)	2,815	2,815
Money Market Funds – 0.5%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares		
2.360%, (I)(J)	2,641	2,641
TOTAL SHORT-TERM SECURITIES – 2.5%		$ 12,284

(Cost: $12,286)

TOTAL INVESTMENT SECURITIES – 100.3%	$495,425

(Cost: $511,780)

LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.3)%	(1,596)
NET ASSETS – 100.0%	$493,829

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2019 the total value of these securities amounted to $195,770 or 39.6% of net assets.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) Principal amounts are denominated in the indicated foreign currency, where applicable (COP — Columbian Peso).

(D) All or a portion of securities with an aggregate value of $2,574 are on loan.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

SCHEDULE OF INVESTMENTS IVY GLOBAL BOND FUND (in thousands)

MARCH 31, 2019

(F)Other Government Securities may include emerging markets sovereign, quasi-sovereign, corporate and supranational agency and organization debt securities.

(G)Rate shown is the yield to maturity at March 31, 2019.

(H)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(I)Rate shown is the annualized 7-day yield at March 31, 2019.

(J)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$3,864	$ —	$ —
Corporate Debt Securities	—	302,979	—
Other Government Securities	—	82,038	—
United States Government Agency Obligations	—	1,383	—
United States Government Obligations	—	92,877	—
Short-Term Securities	2,641	9,643	—
Total	$6,505	$488,920	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit

Market Sector Diversification

(as a % of net assets)	
Financials	22.7%
United States Government and Government Agency Obligations	19.1%
Other Government Securities	16.5%
Consumer Staples	7.7%
Industrials	6.8%
Materials	6.5%
Communication Services	6.3%
Utilities	5.0%
Energy	3.7%
Consumer Discretionary	1.3%
Information Technology	0.9%
Health Care	0.7%
Real Estate	0.6%
Other+	2.2%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Robert E.Nightingale



Christopher J. Parker

Below, Robert E. Nightingale and Christopher Parker, CFA, portfolio managers of Ivy Global Equity Income Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Nightingale has managed the Fund since its inception in June 2012, and has 23 years of industry experience. Mr. Parker was named portfolio manager to the Fund in February 2018 and has 23 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Global Equity Income Fund (Class A shares at net asset value)	0.47%
Ivy Global Equity Income Fund (Class A shares including sales load)	-5.28%

Benchmark(s) and/or Lipper and Morningstar Category

FTSE All-World High Dividend Yield Index* (generally reflects the performance of securities with higher-than-average dividend yields in the global market)	-0.42%
MSCI World High Dividend Yield Index (generally reflects the performance of equities (excluding REITs) with higher-than-average dividend yields that are both sustainable and persistent)	5.31%
Lipper Global Equity Income Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.79%
Morningstar World Large Stock Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.85%

Effective April 30, 2018, the Fund's benchmark changed from the MSCI World High Dividend Yield Index to the FTSE All-World High Dividend Yield Index, because Ivy Investment Management Company, the Fund's investment manager, believes the FTSE All-World High Dividend Yield Index is more reflective of the types of securities in which the Fund invests.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

A year in review

For the trailing twelve months, the Fund's benchmark was largely unchanged. However, the year was anything but uneventful and ended on a strong note of relief. Much of 2018 was a tug-of-war between fear (in the form of slowing global growth, regional policy uncertainty and global trade) and hope (broadly, the hope that growth would remain as robust as the hard data indicated, and hope that trade and policy issues would be amenably resolved). In the U.S., the boost to growth was largely viewed to come from lower taxes and less regulation, a temporary positive. And while China had taken numerous targeted steps to stimulate its economy, growth in China showed continued signs of stress and deceleration as the lagged effects of increased regulatory tightness in several areas of the economy remained a drag on growth. Additionally, some sequential slowing as a result of increased tariffs also appeared to be impacting Chinese growth. In the past quarter, there have been clearer signs that those targeted steps were in fact having an impact as China's economy improved from a very low level.

In Europe, indicators of economic activity hooked down due to a combination of slowing global growth and sluggish domestic demand in a variety of markets. These concerns with respect to slowing growth were compounded by the return of broad political uncertainty in the region. The budget in Italy, "yellow vest" in France and a cancelled Brexit vote in Parliament in the U.K. served as a reminder that tail-risks in Europe remained.

After a joltingly negative close to 2018, the first quarter of 2019 marked a nearly equally robust upward move. A trifecta of better-than-feared growth, a positive turn in rhetoric around the U.S.-China trade dispute and a strong stimulative pivot by many central banks drove strong performance during the first quarter. For much of last year, both the U.S. Federal Reserve (Fed) and the European Central Bank (ECB) seemed to be on an autopilot program of monetary tightening. This was despite clear signs of rising turbulence, and perhaps more importantly, a lack of genuine upward pressure on inflation even during robust growth spurts over the last few years. During the first quarter of 2019, the ECB pushed out the timeline for initial rate hikes into 2020, which served as a positive policy surprise. The Fed went even further in our view. Not only did the Fed reduce expectations for tightening in 2019, but it has also begun to discuss a clear policy pivot toward allowing inflation to run well above its 2% long-run view during times of economic expansion. The Fed is now not considering tightening at present, but would ease even without a slowdown or recession in order to hit its long-run inflation goal. This important shift in the current environment cannot be underestimated and is responsible for much of the optimism in the most recent quarter.

Fund strategy

The Fund outperformed its benchmark though underperformed its category peer averages for the fiscal year ended March 31, 2019. Favorable sector, regional and stock selection drove relative gains. Generally speaking, sectors with more stable characteristics outperformed the Fund's benchmark over the course of the past year. Even though the most recent quarter saw a strong rally in many more economically sensitive sectors, these areas were still down from prior year levels in many cases — highlighted by the steep sell-off during the fourth quarter of 2018.

The Fund's overweight positions in health care, energy and consumer staples were favorable contributors to sector allocation, as were underweights in financials and consumer discretionary. The Fund's overweight in industrials was the greatest detractor from relative performance, as were underweight positions in communications services and real estate.

The performance for the energy sector was a bit unique. While demand has been softer, expectations due to slowing global growth supply constraints have offset the price impact of this softness. In particular, supply cuts from OPEC and constraints on incremental products from the Permian basin have fueled an increase in energy prices.

From a geographic allocation point of view, the Fund's overweight position in North America helped relative performance, as did a sizable underweight in Japan. Within Europe, the Fund benefited from an underweight position in Germany, but was adversely impacted by a substantial overweight position in France.

Stock selection was a positive during the past fiscal year. Stock selection in health care, consumer discretionary, energy, consumer staples and utilities all helped relative performance during the period. Stock selection in financials, information technology, materials and industrials all detracted from relative performance. With respect to individual securities, the Fund's positions in CNOOC Ltd., Pfizer, Inc., Johnson & Johnson, Microsoft Corp. and Nestle S.A., Registered Shares were the largest positive contributors to relative performance. The Fund's positions in BNP Paribas S.A., Eastman Chemical Co., Broadcom Corp. and BAE Systems plc hurt relative performance the most in the past year. The Fund no longer holds Johnson & Johnson and Broadcom Corp.

Fund positioning

Our investment approach remains steadfastly focused on investing in perceived high-quality businesses with favorable near and intermediate fundamentals, generally rising dividends and attractive valuations. We analyze, with an eye on risk management, sectors/industries and geographical areas (when relevant) when determining the attractiveness of names and weightings of sectors, and to a lesser degree, countries.

At this point, we remain balanced in the overall positioning of the Fund. The fundamental outlook in many areas has improved notably. However, in many cases valuations have coincidentally improved with sentiment and now more accurately reflect long-term business prospects. However, this is not uniformly the case — and as such we continue to find perceived attractive opportunities that fit our framework in a variety of sectors and geographies.

Outlook

The outlook for global growth has slowed over the past several quarters. However, in most regions growth remains at levels consistent with solid economic expansion and a solid rate of corporate earnings growth. While the economic expansion is certainly older in chronological terms relative to most in modern history, the current expansion appears strikingly devoid of the significant excesses or bubbles that ended most prior cycles. Consumer finances are in good condition, corporate leverage is mostly manageable (some concerns clearly evident in the leveraged loan market), capex has been reasonable during the expansion and inflation remains benign (if not too low for some).

We believe the stark pivot by the Fed and other central banks away from incremental tightening, and toward allowing inflation to rise dramatically, reduces policy risk in this quadrant. Likewise, the picture on U.S.-China trade is also evolving positively in our view. It appears clear that both sides want to avoid a worst-case scenario outcome and perhaps find enough common ground to strike a deal that offers some sort of compromise. Longer-term we believe there could be a series of trade disputes (Europe and Japan as well as closely watching the approval process of USMCA), but for now some stability in outlook is likely. Following a deleveraging phase in China, policy makers there have implemented measures to stimulate growth, including looser monetary policy, tax cuts and fee reductions as well as increased lending to the private sector, including new infrastructure investments through local government special purpose bonds. We believe the rhetoric around the U.S.-China trade dispute has improved and the market expects a deal to be reached in the coming months. As many of the bearish dynamics that hindered returns in 2018 are alleviated in 2019 we anticipate global growth to improve modestly from a relatively low base.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. The value of the Fund's investments, as measured in U.S. dollars, may be unfavorably affected by changes in foreign currency exchange rates and exchange control regulations. Focusing on a single geographic region involves increased currency, political, regulatory and other risks. These risks are magnified in emerging markets.

Dividend-paying stocks may fall out of favor with investors and underperform non-dividend paying stocks and the market as a whole. In addition, dividend-paying companies may not pay dividends in the future; such dividends, if declared, may not remain at current levels or increase over time. The amount of any dividend the company may pay may fluctuate significantly. Dividend-paying stocks can decline in value when interest rates rise; this risk may be greater during the current period of historically low interest rates. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Equity Income Fund.

PORTFOLIO HIGHLIGHTS

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.2%
Financials	18.0%
Consumer Staples	14.9%
Energy	14.8%
Industrials	12.4%
Health Care	11.7%
Utilities	7.6%
Information Technology	6.7%
Materials	4.8%
Communication Services	4.6%
Consumer Discretionary	2.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.8%

Country Weightings

Europe	47.5%
United Kingdom	11.9%
France	10.5%
Netherlands	7.2%
Switzerland	7.0%
Other Europe	10.9%
North America	37.4%
United States	33.6%
Canada	3.8%
Pacific Basin	13.3%
Japan	3.9%
Other Pacific Basin	9.4%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.8%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Royal Dutch Shell plc, Class A	Netherlands	Energy	Integrated Oil & Gas
Pfizer, Inc.	United States	Health Care	Pharmaceuticals
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Total S.A.	France	Energy	Integrated Oil & Gas
Lockheed Martin Corp.	United States	Industrials	Aerospace & Defense
Procter & Gamble Co. (The)	United States	Consumer Staples	Household Products
AstraZeneca plc	United Kingdom	Health Care	Pharmaceuticals
Samsung Electronics Co. Ltd.	South Korea	Information Technology	Technology Hardware, Storage & Peripherals
Tokio Marine Holdings, Inc.	Japan	Financials	Property & Casualty Insurance

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



$30,000
$20,000
$10,000
$0
Ivy Global Equity Income Fund, Class A Shares(1) $16,834
FTSE All-World High Dividend Yield Index(a) $17,386
MSCI World High Dividend Yield Index(a) $18,718
6-4 2012
3-31 2013
3-31 2014
3-31 2015
3-31 2016
3-31 2017
3-31 2018
3-31 2019

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[(2)]	Class A[(3)]	Class B[(4)]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-5.28%	-3.74%	-0.21%	-1.91%	0.78%	0.93%	0.22%	0.49%
5-year period ended 3-31-19	3.25%	3.62%	3.80%	—	4.83%	—	4.20%	4.57%
10-year period ended 3-31-19	—	—	—	—	—	—	—	—
Since Inception of Class through 3-31-19[(5)]	7.93%	8.14%	8.17%	-4.86%	9.25%	4.87%	6.79%	8.98%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)6-4-12 for Class A shares, 6-4-12 for Class B shares, 6-4-12 for Class C shares, 2-26-18 for Class E shares, 6-4-12 for Class I shares, 7-31-14 for Class N shares, 12-19-12 for Class R shares and 6-4-12 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)The Fund's benchmark changed from the MSCI World High Dividend Yield Index, effective April 30, 2018. IICO believes that the FTSE All-World High Dividend Yield Index is more reflective of the types of securities in which the Fund invests than the MSCI World High Dividend Yield Index.

IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Canada		
Energy – 1.6%		
Suncor Energy, Inc.	413	$ 13,400
Financials – 2.2%		
Bank of Montreal	236	17,665
Total Canada – 3.8%		**$31,065**
China		
Energy – 2.1%		
CNOOC Ltd.	9,479	17,656
Total China – 2.1%		**$17,656**
France		
Communication Services – 2.2%		
Orange S.A.	1,134	18,486
Consumer Discretionary – 1.0%		
LVMH Moet Hennessy – Louis Vuitton	23	8,582
Energy – 3.2%		
Total S.A.	467	25,979
Financials – 2.0%		
BNP Paribas S.A.	341	16,247
Industrials – 2.1%		
Vinci	182	17,687
Total France – 10.5%		**$86,981**
Germany		
Utilities – 1.3%		
E.ON AG	900	10,020
Total Germany – 1.3%		**$10,020**
Hong Kong		
Financials – 2.0%		
BOC Hong Kong (Holdings) Ltd.	3,929	16,306
Utilities – 1.3%		
Guangdong Investment Ltd.	5,615	10,841
Total Hong Kong – 3.3%		**$ 27,147**
Ireland		
Health Care – 1.9%		
Medtronic plc	172	15,666
Materials – 1.1%		
CRH plc	288	8,926
Total Ireland – 3.0%		**$24,592**

COMMON STOCKS (Continued)	Shares	Value
Italy		
Utilities – 2.5%		
ENEL S.p.A.	3,227	$20,675
Total Italy – 2.5%		**$20,675**
Japan		
Financials – 2.6%		
Tokio Marine Holdings, Inc.	441	21,365
Information Technology – 1.3%		
Tokyo Electron Ltd. (A)	74	10,676
Total Japan – 3.9%		**$ 32,041**
Netherlands		
Energy – 4.0%		
Royal Dutch Shell plc, Class A	1,054	33,112
Financials – 1.2%		
ING Groep N.V., Certicaaten Van Aandelen	844	10,230
Industrials – 2.0%		
Koninklijke Philips Electronics N.V., Ordinary Shares	399	16,305
Total Netherlands – 7.2%		**$59,647**
Norway		
Consumer Staples – 1.1%		
Mowi ASA	386	8,618
Total Norway – 1.1%		**$ 8,618**
Russia		
Energy – 1.5%		
PJSC LUKOIL ADR	136	12,152
Total Russia – 1.5%		**$ 12,152**
Singapore		
Financials – 1.4%		
DBS Group Holdings Ltd.	612	11,417
Total Singapore – 1.4%		**$ 11,417**
South Korea		
Information Technology – 2.6%		
Samsung Electronics Co. Ltd.	548	21,631
Total South Korea – 2.6%		**$ 21,631**
Spain		
Financials – 1.5%		
Banco Santander S.A.	2,701	12,542
Total Spain – 1.5%		**$12,542**

COMMON STOCKS (Continued)	Shares	Value
Switzerland		
Consumer Staples – 3.7%		
Nestle S.A., Registered Shares	323	$30,756
Health Care – 3.3%		
Roche Holdings AG, Genusscheine . . .	100	27,445
Total Switzerland – 7.0%		**$58,201**
United Kingdom		
Consumer Discretionary – 0.5%		
Bellway plc	106	4,202
Consumer Staples – 3.5%		
British American Tobacco plc	321	13,375
Unilever plc	269	15,496
		28,871
Financials – 1.3%		
3i Group plc	854	10,949
Health Care – 2.7%		
AstraZeneca plc	276	22,063
Industrials – 1.8%		
BAE Systems plc	2,426	15,247
Materials – 2.1%		
Anglo American plc	629	16,824
Total United Kingdom – 11.9%		**$98,156**
United States		
Communication Services – 2.4%		
Verizon Communications, Inc.	331	19,560
Consumer Discretionary – 1.2%		
Home Depot, Inc. (The)	50	9,556
Consumer Staples – 6.6%		
Philip Morris International, Inc.	176	15,543
Procter & Gamble Co. (The)	225	23,359
Wal-Mart Stores, Inc.	157	15,351
		54,253
Energy – 2.4%		
Chevron Corp.	159	19,641
Financials – 3.8%		
Citigroup, Inc.	231	14,367
JPMorgan Chase & Co.	81	8,243
KeyCorp	535	8,432
		31,042
Health Care – 3.8%		
Pfizer, Inc.	740	31,407

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS (Continued)	Shares	Value
Industrials – 6.5%		
Boeing Co. (The)	23	$ 8,734
Caterpillar, Inc.	64	8,671
Eaton Corp.	130	10,493
Lockheed Martin Corp.	83	24,857
		52,755
Information Technology – 2.8%		
Intel Corp.	273	14,643
Microsoft Corp.	72	8,465
		23,108
Materials – 1.6%		
Eastman Chemical Co.	178	13,472
Utilities – 2.5%		
Exelon Corp.	409	20,488
Total United States – 33.6%		$275,282
TOTAL COMMON STOCKS – 98.2%		$807,823
(Cost: $715,957)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (B) – 1.0%		
Sonoco Products Co. 2.601%, 4-1-19	$7,750	$ 7,748
Master Note – 0.6%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.710%, 4-5-19 (C)	5,069	5,069
United States Government Agency Obligations – 0.1%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) 2.450%, 4-7-19 (C)	1,000	1,000
TOTAL SHORT-TERM SECURITIES – 1.7%		$ 13,817
(Cost: $13,819)		
TOTAL INVESTMENT SECURITIES – 99.9%		$ 821,640
(Cost: $729,776)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.1%		1,195
NET ASSETS – 100.0%		$822,835

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $8,020 are on loan.

(B)Rate shown is the yield to maturity at March 31, 2019.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 19,560	$ 18,486	$ —
Consumer Discretionary	9,556	12,784	—
Consumer Staples	54,253	68,245	—
Energy	33,041	88,899	—
Financials	48,707	99,056	—
Health Care	47,073	49,508	—
Industrials	52,755	49,239	—
Information Technology	23,108	32,307	—
Materials	13,472	25,750	—
Utilities	20,488	41,536	—
Total Common Stocks	$322,013	$485,810	$ —
Short-Term Securities	—	13,817	—
Total	$322,013	$499,627	$ —

SCHEDULE OF INVESTMENTS IVY GLOBAL EQUITY INCOME FUND *(in thousands)*

MARCH 31, 2019

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)	
Financials	18.0%
Consumer Staples	14.9%
Energy	14.8%
Industrials	12.4%
Health Care	11.7%
Utilities	7.6%
Information Technology	6.7%
Materials	4.8%
Communication Services	4.6%
Consumer Discretionary	2.7%
Other+	1.8%

+Includes cash and other assets (net of liabilities), and cash equivalents

See Accompanying Notes to Financial Statements.



Sarah C. Ross

Below, Sarah C. Ross, CFA, portfolio manager of the Ivy Global Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. Ms. Ross has 23 years of industry experience and has managed the Fund since August 2014.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Global Growth Fund (Class A shares at net asset value)	3.12%
Ivy Global Growth Fund (Class A shares including sales load)	-2.80%

Benchmark(s) and/or Lipper and Morningstar Category

MSCI World Index (generally reflects the performance of securities markets around the world)	4.01%
Lipper Global Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	5.87%
Morningstar World Large Stock Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.85%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

A year in review

Global equity markets ended the year in positive territory, with the MSCI World Index up approximately 4% for the fiscal year. The year witnessed notable volatility. A meaningful 2018 fourth quarter sell off led all major equity indices down, with the U.S. dollar rallying, oil prices declining approximately 40% and the U.S. Treasury yield curve flattening. This was followed by a dramatic rally as global equity markets rebounded sharply in the first quarter of 2019, triggered by a pivot in monetary policy by the U.S. Federal Reserve (Fed) in late December and a positive turn in rhetoric around the U.S.-China trade dispute. The Fed announced a sudden pause in its plan to increase interest rates given weakening economic data and tightening financial conditions.

In a continuation of recent trends, growth stocks outperformed value stocks, and the U.S. outperformed most developed markets during the fiscal period. Europe was generally weak, with Germany and Italy posting particularly poor returns in the period. Weak auto production negatively impacted Germany, while political uncertainty and increased deficit spending negatively impacted the Italian equity market. Emerging markets were generally weak for the full 12-month period, but results varied significantly by market and time period. China was extremely weak during the fourth quarter of 2018, but targeted steps by China to stimulate its economy showed signs of success as the economy improved from a very low level to end the fiscal year. This rebound and the Fed's reassurance of no additional rate increases over the short term helped fuel emerging-market growth over the first quarter of 2019.

At the sector level, information technology, health care and real estate performed well, while financials, materials, industrials and energy performed poorly.

Performance for the year

The Fund underperformed its benchmark, the MSCI World Index, but outperformed Morningstar category peers' averages for the fiscal year ended March 31, 2019. Strong stock selection was the primary driver of relative performance for the period, particularly from standout performers in the industrials, consumer discretionary and information technology sectors. Within the consumer discretionary sector, Fund holdings Dollar General Corp. benefited from low-end consumer strength, while Amazon.com, Inc. gained market share from brick-and-mortar retailers. Within information technology, positive contributors included payment processors, with strength from Visa, Inc., Class A, MasterCard, Inc. Class A and Paypal, Inc. Other positive contributors included Airbus SE and HCA Holdings, Inc.

Stock selection in energy was the largest detractor to performance in the period. The Fund's exposure to the North American energy market hurt performance as pipeline delays continued in the period. Seven Generations Energy Ltd., Class A, Halliburton Co. and Schlumberger Ltd. were all detractors to performance in the period. (The Fund no longer holds Seven Generations Energy Ltd., Class A and Halliburton Co.). Additional detractors to performance included the Fund's underweight in utilities and real estate, as both sectors performed well over the fiscal year.

During the period, we reduced the magnitude of our overweight to information technology stocks (particularly the most cyclical parts of the sector). We also increased the Fund's exposure to consumer staples and health care holdings, with a focus on the services sector. Additionally, we reduced exposure to exporters, favoring service companies less reliant on trade as well as focusing on companies with perceived solid earnings growth.

Geographically, we reduced our geographic exposure to emerging markets throughout the fiscal year, particularly to China given the country's vulnerability to a slowing economy and the ongoing trade war with the U.S.

Outlook

In our view, the most meaningful risk to equity markets is the on-going U.S.-China trade war. While a resolution is widely expected by markets today, a formal resolution of trade issues would be positive. We believe it would allow equity markets to focus on economic and business fundamentals, which have generally been showing signs of improvement. (We think corporate earnings growth is still likely to slow for most global markets, particularly the U.S. where sizeable 2018 corporate tax cuts are having less impact). However, economic data in China, Europe and the U.S. looks better today than it did as we finished 2018.

Going forward, we are focusing on holdings we believe can succeed under a range of scenarios. We continue to look for perceived opportunities where secular growth stocks have been oversold on fears and are pricing in unrealistically negative scenarios. We are focused on competitively advantaged growth stocks that we believe can outperform in this environment.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Global Growth Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.0%
Information Technology	17.3%
Financials	15.8%
Consumer Discretionary	15.8%
Health Care	15.4%
Industrials	15.4%
Consumer Staples	9.1%
Energy	4.7%
Communication Services	4.5%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.0%

Country Weightings

North America	54.6%
United States	51.5%
Other North America	3.1%
Europe	31.0%
France	11.6%
United Kingdom	8.1%
Netherlands	5.3%
Other Europe	6.0%
Pacific Basin	12.4%
China	5.0%
Other Pacific Basin	7.4%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Airbus SE	France	Industrials	Aerospace & Defense
Amazon.com, Inc.	United States	Consumer Discretionary	Internet & Direct Marketing Retail
Microsoft Corp.	United States	Information Technology	Systems Software
Visa, Inc., Class A	United States	Information Technology	Data Processing & Outsourced Services
CME Group, Inc.	United States	Financials	Financial Exchanges & Data
Dollar General Corp.	United States	Consumer Discretionary	General Merchandise Stores
HCA Holdings, Inc.	United States	Health Care	Health Care Facilities
Cognizant Technology Solutions Corp., Class A	United States	Information Technology	IT Consulting & Other Services
Thermo Fisher Scientific, Inc.	United States	Health Care	Life Sciences Tools & Services
Ping An Insurance (Group) Co. of China Ltd., H Shares	China	Financials	Life & Health Insurance

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Global Growth Fund, Class A Shares[1]										$26,820
MSCI World Index										$32,133

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-2.80%	-1.58%	2.33%	0.73%	3.43%	3.59%	2.82%	3.17%
5-year period ended 3-31-19	4.26%	4.23%	4.71%	5.22%	5.86%	—	5.24%	5.59%
10-year period ended 3-31-19	10.37%	10.10%	10.09%	11.00%	11.42%	—	—	11.15%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	5.92%	7.13%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

IVY GLOBAL GROWTH FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Canada		
Consumer Staples – 2.0%		
Alimentation Couche-Tard, Inc., Class B	332	$ 19,539
Energy – 1.1%		
Canadian Natural Resources Ltd.	381	10,475
Total Canada – 3.1%		**$ 30,014**
China		
Communication Services – 1.2%		
Tencent Holdings Ltd.	217	9,993
Tencent Music Entertainment Group ADR (A)(B)	108	1,961
		11,954
Consumer Discretionary – 1.3%		
Alibaba Group Holding Ltd. ADR (A)	64	11,708
Financials – 2.5%		
Ping An Insurance (Group) Co. of China Ltd., H Shares	2,093	23,558
Total China – 5.0%		**$ 47,220**
France		
Communication Services – 2.2%		
Ubisoft Entertainment S.A. (A)	228	20,323
Consumer Discretionary – 0.5%		
LVMH Moet Hennessy – Louis Vuitton	13	4,696
Energy – 1.8%		
Total S.A. ADR	311	17,282
Industrials – 7.1%		
Airbus SE	408	54,019
Schneider Electric S.A.	167	13,099
		67,118
Total France – 11.6%		**$109,419**
Germany		
Financials – 1.0%		
Deutsche Boerse AG	75	9,656
Total Germany – 1.0%		**$ 9,656**
Hong Kong		
Consumer Discretionary – 0.9%		
Galaxy Entertainment Group	1,244	8,478
Financials – 2.2%		
AIA Group Ltd.	2,106	21,064
Total Hong Kong – 3.1%		**$ 29,542**

COMMON STOCKS (Continued)	Shares	Value
India		
Financials – 1.1%		
HDFC Bank Ltd.	311	$ 10,438
Total India – 1.1%		**$ 10,438**
Italy		
Consumer Discretionary – 2.0%		
Ferrari N.V.	144	19,358
Total Italy – 2.0%		**$ 19,358**
Japan		
Consumer Discretionary – 1.0%		
Isuzu Motors Ltd.	701	9,229
Industrials – 2.2%		
Dakin Industries Ltd.	47	5,501
Recruit Holdings Co. Ltd.	521	14,923
		20,424
Total Japan – 3.2%		**$29,653**
Netherlands		
Consumer Staples – 1.4%		
Heineken N.V.	125	13,222
Energy – 1.0%		
Royal Dutch Shell plc, Class B	299	9,459
Health Care – 1.0%		
Qiagen N.V. (A)	245	9,966
Industrials – 1.4%		
Koninklijke Philips Electronics N.V., Ordinary Shares	332	13,547
Information Technology – 0.5%		
ASML Holding N.V., NY Registry Shares	26	4,914
Total Netherlands – 5.3%		**$ 51,108**
Sweden		
Information Technology – 1.0%		
Hexagon AB, Class B	181	9,485
Total Sweden – 1.0%		**$ 9,485**
Switzerland		
Consumer Staples – 1.1%		
Nestle S.A., Registered Shares	107	10,163
Industrials – 0.9%		
Ferguson plc	131	8,319
Total Switzerland – 2.0%		**$ 18,482**

COMMON STOCKS (Continued)	Shares	Value
United Kingdom		
Consumer Discretionary – 1.2%		
Compass Group plc	494	$ 11,628
Consumer Staples – 4.6%		
British American Tobacco plc	278	11,597
Diageo plc	318	13,021
Imperial Tobacco Group plc	550	18,823
		43,441
Financials – 2.3%		
Prudential plc	1,086	21,768
Total United Kingdom – 8.1%		**$ 76,837**
United States		
Communication Services – 1.1%		
Facebook, Inc., Class A (A)	61	10,137
Consumer Discretionary – 8.9%		
Amazon.com, Inc. (A)	25	43,778
Dollar General Corp.	240	28,645
Home Depot, Inc. (The)	64	12,186
		84,609
Energy – 0.8%		
ConocoPhillips	69	4,626
Schlumberger Ltd.	66	2,877
		7,503
Financials – 6.7%		
CME Group, Inc.	181	29,722
Goldman Sachs Group, Inc. (The)	58	11,224
KeyCorp	743	11,705
SVB Financial Group (A)	49	10,920
		63,571
Health Care – 14.4%		
Abbott Laboratories	224	17,896
Alexion Pharmaceuticals, Inc. (A)	17	2,349
Cigna Corp.	117	18,835
HCA Holdings, Inc.	219	28,518
Johnson & Johnson	167	23,374
Thermo Fisher Scientific, Inc.	89	24,410
UnitedHealth Group, Inc.	85	20,941
		136,323
Industrials – 3.8%		
Eaton Corp.	139	11,201
FedEx Corp.	52	9,461
Lyft, Inc., Class A (A)	45	3,557
Northrop Grumman Corp.	46	12,329
		36,548
Information Technology – 15.8%		
Adobe, Inc. (A)	61	16,328
Applied Materials, Inc.	109	4,304
Arista Networks, Inc. (A)	21	6,679
Cognizant Technology Solutions Corp., Class A	349	25,285

SCHEDULE OF INVESTMENTS IVY GLOBAL GROWTH FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Information Technology (Continued)		
MasterCard, Inc., Class A	60	$ 14,089
Microsoft Corp.	261	30,768
PayPal, Inc. (A)	170	17,696
Visa, Inc., Class A	191	29,756
Western Digital Corp.	97	4,663
		149,568
Total United States – 51.5%		$488,259
TOTAL COMMON STOCKS – 98.0%		$ 929,471
(Cost: $742,493)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.4%		
J.M. Smucker Co. (The) 2.651%, 4-1-19	$3,483	$3,482
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.710%, 4-5-19 (D)	4,067	4,067
Money Market Funds – 0.2%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.360%, (E)(F)	1,731	1,731

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 1.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate) 2.440%, 4-7-19 (D)	$13,250	$ 13,250
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 22,530
(Cost: $22,531)		
TOTAL INVESTMENT SECURITIES – 100.4%		$952,001
(Cost: $765,024)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.4)%		(4,069)
NET ASSETS – 100.0%		$947,932

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $1,678 are on loan.

(C)Rate shown is the yield to maturity at March 31, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Rate shown is the annualized 7-day yield at March 31, 2019.

(F)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 12,098	$ 30,316	$ —
Consumer Discretionary	96,317	53,389	—
Consumer Staples	19,539	66,826	—
Energy	35,260	9,459	—
Financials	63,571	86,484	—
Health Care	146,289	—	—
Industrials	36,548	109,408	—
Information Technology	154,482	9,485	—
Total Common Stocks	$ 564,104	$365,367	$ —
Short-Term Securities	1,731	20,799	—
Total	$565,835	$386,166	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

Market Sector Diversification

(as a % of net assets)

Information Technology	17.3%
Financials	15.8%
Consumer Discretionary	15.8%
Health Care	15.4%
Industrials	15.4%
Consumer Staples	9.1%
Energy	4.7%
Communication Services	4.5%
Other+	2.0%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.



Mira Stevovich

Below, Mira Stevovich, CFA, portfolio manager of Ivy Government Money Market Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. She has managed the Fund for 18 years and has 32 years of industry experience.

The Fund's fiscal year ended on March 31, 2019 with short-term rates higher than the prior fiscal year end due to three 0.25-percentage point rate increases by the U.S. Federal Reserve (Fed) in June, September and December. The Fed continued to drain liquidity from the economy, a process that began in December 2015, albeit at a gradual pace. Recently, the economy has shown signs of slowing slightly, causing the short-term yield curve to flatten. During the fiscal year, money markets were positively affected by the increase in short-term rates.

The Fed continued its higher rate path

The Fund's fiscal period started with the federal funds rate between 1.50-1.75% and ended with the rate between 2.25-2.50% following the three rate increases during the year. The rate hikes have provided money markets with a positive investment environment. It appears the Fed is likely to pause the tightening process in 2019 due to the anticipation of a stabilization of the economy and a reduced prospect of the economy overheating. The market implication is for short rates to remain stable with the possibility of rates trending lower during the year. In fact, the market-implied federal funds rate is lower at year-end 2019. We have monitored, and will continue to monitor, the Treasury bill market, as it has been affected by flows and decisions by the U.S. government regarding the debt ceiling. As a result, we will manage the Fund based on the interest rate environment, closely monitor any potential rate changes or external effects on the money markets and adjust investments accordingly.

The transformation of the money market fund industry by the final amendments to Rule 2a-7 under the Investment Company Act of 1940, which became effective October 14, 2016, affected the Fund in several ways. The Fund, as a government money market fund, is restricted by the Securities and Exchange Commission (SEC) to invest in only U.S. government or U.S. government-backed securities. These securities tend to yield a lower rate of interest compared to corporate money market securities. The restriction to government investments can affect the overall performance of the Fund. The SEC liquidity requirement that 30% of the Fund mature in seven days or less can affect the overall yield as well, because the shortest maturities tend to carry the lowest rates of interest. Lastly, the Fund's move to a "government money market fund" has changed the way it is managed with credit quality generally not factoring into the equation.

Staying the course

This past fiscal year, we invested a minimum of 99.5% of the Fund's total assets in government securities, cash, and/or repurchase agreements that are collateralized fully, per SEC regulations for government money market funds. The Fund has been structured to comply with the "know your investor" mandate, such that a short average maturity is maintained to provide ample liquidity for our investors. We anticipate continuing to use short floating-rate securities in the coming fiscal year as part of our liquidity management of the Fund.

We have managed the Fund to comply with all SEC regulations that apply to "government money market funds" since the conversion of the Fund in 2016. The SEC reformed money fund regulations in 2010 and further modified those regulations in July 2014 in an effort to provide money market investors with greater protection and more timely information about the fund in which they invest. To this end, we seek to maintain daily and weekly liquidity levels according to those regulations, to provide for the liquidity needs of our shareholders. We intend to continue to manage the Fund in a prudent manner and in accordance with SEC regulations for "government money market funds."

You could lose money by investing in Ivy Government Money Market Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund's sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.

Interest rate increases can cause the price of a money market security to decrease. A decline in the credit quality of an issuer or a provider of credit support or a maturity-shortening structure for a security can cause the price of a money market security to decrease. Fund shares are not guaranteed by the U.S. Government. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Corporate Obligations	0.5%
Master Note	0.5%
United States Government and Government Agency Obligations	99.5%
Cash and Other Assets (Net of Liabilities)	0.0%

SCHEDULE OF INVESTMENTS — IVY GOVERNMENT MONEY MARKET FUND *(in thousands)*

CORPORATE OBLIGATIONS	Principal	Value
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (A)	$ 769	$ 769
Total Master Note – 0.5%		769
TOTAL CORPORATE OBLIGATIONS – 0.5%		$ 769
(Cost: $769)		

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS

Treasury Bills – 19.3%	Principal	Value
U.S. Treasury Bills:		
2.480%, 4-4-19	2,000	2,000
2.190%, 4-11-19	3,000	2,998
2.300%, 4-25-19	5,000	4,992
2.310%, 5-2-19	6,500	6,487
2.330%, 5-9-19	6,000	5,985
2.370%, 5-30-19	8,000	7,968
		30,430

UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS (Continued)

	Principal	Value
Treasury Notes – 2.9%		
U.S. Treasury Notes (3-Month USTMMR plus 11.5 bps), 2.540%, 4-1-19 (A)	$ 2,000	$ 1,997
U.S. Treasury Notes (3-Month USTMMR plus 4.8 bps), 2.470%, 4-2-19 (A)	1,000	1,000
U.S. Treasury Notes (3-Month USTMMR plus 7 bps), 2.490%, 4-7-19 (A)	1,500	1,500
		4,497
United States Government Agency Obligations – 77.3%		
Federal National Mortgage Association, 2.280%, 4-1-19	1,809	1,809
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.440%, 4-3-19 (A)	587	587
2.440%, 4-7-19 (A)	69,785	69,786
2.450%, 4-7-19 (A)	48,857	48,857
2.830%, 2-19-20 (A)	1,000	1,000
		122,039

	Value
TOTAL UNITED STATES GOVERNMENT AND GOVERNMENT AGENCY OBLIGATIONS – 99.5%	$156,966
(Cost: $156,966)	
TOTAL INVESTMENT SECURITIES – 100.0%	$157,735
(Cost: $157,735)	
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%	68
NET ASSETS – 100.0%	$157,803

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Corporate Obligations	$ —	$ 769	$ —
United States Government and Government Agency Obligations	—	156,966	—
Total	$ —	$157,735	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill
USTMMR = U.S. Treasury Money Market Rate

See Accompanying Notes to Financial Statements.

52 ANNUAL REPORT 2019



Chad A. Gunther

Below, Chad Gunther, portfolio manager of Ivy High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Gunther has managed the Fund since July 2014 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy High Income Fund (Class A shares at net asset value)	2.93%
Ivy High Income Fund (Class A shares including sales charges)	-3.03%

Benchmark(s) and/or Lipper and Morningstar Category

ICE BofA Merrill Lynch High Yield Index (generally reflects the performance of securities representing the high-yield sector of the bond market)	5.94%
Lipper High Yield Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.39%
Morningstar High Yield Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.33%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

Volatility dominates the year

The concerns and risk-off sentiment that consumed investors in the fourth quarter of 2018 have all but disappeared as of fiscal year end. The high yield asset class snapped back from the lows of December 2018 and posted one of the best quarterly starts to a calendar year in recent history, returning approximately 7.4%. The dovish pivot by the U.S. Federal Reserve (Fed), progress on U.S.-China trade talks, increasing oil prices and a return to inflows for the high yield mutual fund asset class were factors that contributed to recent gains.

During the fiscal period, high yield credit spreads widened by 42 basis points (bps) from 410 bps to 452 bps, while leveraged loan spreads rose from 384 bps to 474 bps, as of March 31, 2019. The yield-to-worst on the high yield asset class increased slightly less, rising 26 bps to 6.83%, while yield-to-worst on leveraged loans increased 23 bps to 6.66%.

The fiscal year saw net outflows in the high yield asset class of $17.9 billion with the final quarter of the period being a bright spot with inflows of $14.1 billion, helping offset the negative flows seen in the previous three quarters. Leveraged loans were also not immune to outflows, losing $19.7 billion with most of the outflows coming in the final two quarters of the fiscal period. As rate-hike expectations subsided, the market is placing a higher probability of the Fed's next move being a rate cut, which caused loan technicals to quickly turn negative.

The first quarter of calendar year 2019 witnessed new issue activity of $65.4 billion, while new issue activity for the full fiscal year was $209 billion. Volume decreased 35% from the $323 billion in fiscal year 2017. Notably, zero high-yield deals priced in December 2018, which was the first time since November 2008 and only the second time since 1990. Leveraged loan new-issue volume was $68 billion and $638 billion for fiscal fourth quarter 2018 and calendar year 2018, respectively.

Performance

The Fund had a positive return, but underperformed its benchmark and category peer averages. The Fund's key contributors to performance were credit selection in the oil field equipment and services, and cable and satellite sectors. Additionally, an underweight position to the automotive sector contributed to performance during the period. The top detractors from performance were a credit event in the gaming sector and the continued poor performance of a credit in the agricultural segment. Underweights in the satellite and utility sectors also had a negative impact, but to a lesser extent than the two credits mentioned previously.

The Fund stayed relatively consistent in its allocation to bonds and loans in the fiscal year relative to the prior fiscal year ended March 31, 2018. We finished the year with 22% in leveraged loans (15% first liens, 6% seconds liens) and 70% in high yield bonds relative to 21% and 71%, respectively, at the end of that fiscal year. We have maintained our exposure to leveraged loans as we believe they continue to offer attractive yields relative to their seniority in the capital structure. They also tend to offer the potential for less volatility in times of stress, such as fourth quarter of calendar year 2018, when leveraged loans outperformed the Fund's benchmark by 339 bps.

At the end of calendar year 2018, we noted the sell-off in risk, namely credits in the CCC category with average spreads over 1,000 bps had caught our attention as a place to focus for opportunities. Given the snapback experienced in the final quarter of the fiscal year, spreads have tightened by more than 160 bps, eliminating a fair number of opportunities. As a result, the Fund's exposure to the CCC category stayed inline quarter-over-quarter, and ended the fiscal period at 25%, as measured by Standard & Poor's.

Since the start of 2019, a number of senior-secured new issues have been issued instead of leveraged loans. We have participated in a select few issues on which our credit work came out favorable. We have moved up in the capital structure without giving up much yield in return since the issues are senior secured.

Outlook

At the end of calendar year 2018, we were cautiously optimistic that returns for the next 12 months would be attractive due to the more than 200 bps spread widening of the high yield index during the final months of the year. We did not expect to see a large portion of those returns in the following quarter. The returns in the first quarter of calendar year 2019 were driven by positive macro developments, including the Fed's ultra-dovish stance indicating no rate hikes in 2019 and only one in 2020; U.S.-China trade talks showing signs of progress towards an ultimate agreement; and economic data outside the U.S. beginning to show signs of improvement.

We continue to think there is a favorable probability that several of the uncertainties plaguing the market are likely to come to resolution giving investors and company executives more clarity on the macro environment. This has already begun, and spreads have tightened substantially from their widest point in December. Given our expectation of a sharp rebound in growth for the second quarter of calendar year 2019 and modest above-trend growth afterwards, we view risks to spreads on the tighter side in the near-term and fairly balanced over the longer-term.

We continue to monitor the yield curve, oil prices, and improvements (or lack thereof) of leverage and coverage ratios across our holdings. Not all signs are indicating green lights for investors, but our base-case is that a recession is not in the foreseeable future. As always, our focus when evaluating investments is to focus on a company's business model and competitive advantages in order to weather a recession and perform throughout the cycle. We will continue to focus on the fundamentals of our investments as that has served us well in the past and should do so in the future.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. Investing in high-income securities may carry a greater risk of non-payment of interest or principal than higher-rated bonds. In addition to the risks typically associated with fixed-income securities, loan participations in which the Fund may invest carry other risks including the risk of insolvency of the lending bank or other intermediary. Loan participations may be unsecured or not fully collateralized, may be subject to restrictions on resale and sometimes trade infrequently on the secondary market. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy High Income Fund.

PORTFOLIO HIGHLIGHTS

IVY HIGH INCOME FUND

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	**4.3%**
Consumer Discretionary	2.3%
Energy	1.3%
Financials	0.3%
Consumer Staples	0.2%
Health Care	0.1%
Communication Services	0.1%
Industrials	0.0%
Warrants	**0.0%**
Bonds	**92.5%**
Corporate Debt Securities	70.8%
Loans	21.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	**3.2%**

Quality Weightings

Non-Investment Grade	**92.5%**
BB	10.2%
B	47.6%
CCC	29.7%
Below CCC	1.3%
Non-rated	3.7%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	**7.5%**

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+*Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.*

2019 ANNUAL REPORT 55

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy High Income Fund, Class A Shares[1]								$24,662		
ICE BofA Merrill Lynch High Yield Index								$29,011		

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-19	-3.03%	-1.70%	2.21%	0.25%	3.18%	3.35%	2.58%	0.52%	2.94%
5-year period ended 3-31-19	2.38%	2.67%	2.87%	2.84%	3.85%	—	3.24%	—	3.60%
10-year period ended 3-31-19	9.45%	9.43%	9.33%	9.51%	10.39%	—	—	—	10.11%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	4.11%	4.61%	2.13%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T Shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares, 12-19-12 for Class R shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 0.0%		
Cumulus Media, Inc., Class A (A)	83	$ 1,500
Cable & Satellite – 0.1%		
Altice N.V., Class A (A)(B)(C)	650	1,708
Altice USA, Inc., Class A	271	5,814
		7,522
Total Communication Services – 0.1%		9,022
Consumer Discretionary		
Apparel Retail – 0.1%		
True Religion Apparel, Inc. (A)(B)(D)(E)	219	5,898
Casinos & Gaming – 0.0%		
New Cotai Participation Corp., Class B (A)(E)(F)	—*	—
Education Services – 1.5%		
Laureate Education, Inc., Class A (A)	5,108	76,466
Hotels, Resorts & Cruise Lines – 0.7%		
Studio City International Holdings Ltd. ADR (A)	2,268	35,900
Total Consumer Discretionary – 2.3%		118,264
Consumer Staples		
Agricultural Products – 0.0%		
ASG Warrant Corp. (A)(D)(E)	20	—*
Total Consumer Staples – 0.0%		—*
Energy		
Coal & Consumable Fuels – 0.1%		
Westmoreland Coal Co. (A)(E)	212	2,649
Oil & Gas Equipment & Services – 0.1%		
Larchmont Resources LLC (A)(B)(D)(E)(F)	18	4,585
Oil & Gas Exploration & Production – 0.1%		
Midstates Petroleum Co., Inc. (A) ...	470	4,591
Sabine Oil & Gas Corp. (A)(F)	5	151
		4,742
Total Energy – 0.3%		11,976
Financials		
Specialized Finance – 0.3%		
Maritime Finance Co. Ltd. (D)(E)(F) ..	1,750	14,910
Total Financials – 0.3%		14,910

COMMON STOCKS	Shares	Value
Health Care		
Pharmaceuticals – 0.1%		
Advanz Pharma Corp. (A)(B)(C)	297	$ 5,452
Total Health Care – 0.1%		5,452
Industrials		
Air Freight & Logistics – 0.0%		
BIS Industries Ltd. (A)(D)(E)(F)	19,683	1,256
Total Industrials – 0.0%		1,256
TOTAL COMMON STOCKS – 3.1%		$160,880
(Cost: $174,100)		

PREFERRED STOCKS	Shares	Value
Consumer Staples		
Agricultural Products – 0.2%		
Pinnacle Agriculture Enterprises LLC (A)(E)(F)	49,044	9,991
St. John Knits International, Inc. (A)(E)(F)	48	—*
		9,991
Total Consumer Staples – 0.2%		9,991
Energy		
Oil & Gas Exploration & Production – 1.0%		
Targa Resources Corp., 9.500% (A)(F)	47	50,152
Total Energy – 1.0%		50,152
TOTAL PREFERRED STOCKS – 1.2%		$ 60,143
(Cost: $74,746)		

WARRANTS	Shares	Value
Oil & Gas Exploration & Production – 0.0%		
Sabine Oil & Gas Corp., expires 12-29-29 (F)(G)	20	79
Ultra Resources, Inc., expires 7-14-25 (G)	133	20
		99
TOTAL WARRANTS – 0.0%		$ 99
(Cost: $182)		

CORPORATE DEBT SECURITIES	Principal	
Communication Services		
Advertising – 0.2%		
Outfront Media Capital LLC and Outfront Media Capital Corp., 5.625%, 2-15-24	$ 9,997	10,259
Alternative Carriers – 0.4%		
Consolidated Communications Finance II Co., 6.500%, 10-1-22	23,077	20,654

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Broadcasting – 0.7%		
Clear Channel International B.V., 8.750%, 12-15-20 (H)	$ 4,712	$ 4,835
Clear Channel Worldwide Holdings, Inc., 9.250%, 2-15-24 (H)	26,865	28,477
		33,312
Cable & Satellite – 9.4%		
Altice Financing S.A.:		
6.625%, 2-15-23 (H)	9,283	9,492
7.500%, 5-15-26 (H)	29,379	29,085
Altice France S.A.:		
7.375%, 5-1-26 (H)	35,587	34,875
8.125%, 2-1-27 (H)	36,628	36,994
Altice S.A.:		
7.250%, 5-15-22 (C)(H)(I) .... EUR	4,592	5,204
7.750%, 5-15-22 (H) ...... $	100,769	100,643
6.250%, 2-15-25 (H)(I) ..... EUR	4,462	4,606
7.625%, 2-15-25 (H) ...... $	46,589	40,824
Altice U.S. Finance I Corp.:		
5.375%, 7-15-23 (H)	19,883	20,256
5.500%, 5-15-26 (H)	21,539	22,138
Block Communications, Inc., 6.875%, 2-15-25 (H)	4,710	4,881
CCO Holdings LLC and CCO Holdings Capital Corp.:		
5.500%, 5-1-26 (H)	8,288	8,557
5.000%, 2-1-28 (H)	27,490	27,181
CSC Holdings LLC:		
5.375%, 2-1-28 (H)	30,790	30,867
6.500%, 2-1-29 (H)	17,155	18,259
DISH DBS Corp.:		
5.875%, 7-15-22	13,090	12,669
5.875%, 11-15-24	11,998	10,078
7.750%, 7-1-26	17,979	15,642
Neptune Finco Corp., 6.625%, 10-15-25 (H)	8,618	9,135
VTR Finance B.V., 6.875%, 1-15-24 (H)	34,837	35,708
		477,094
Integrated Telecommunication Services – 4.9%		
Frontier Communications Corp.:		
6.875%, 1-15-25 (C)	30,443	16,401
11.000%, 9-15-25 (C)	51,015	33,615
8.500%, 4-1-26 (H)	27,089	25,159
8.000%, 4-1-27 (H)	57,523	59,392
GCI, Inc., 6.875%, 4-15-25	29,696	30,995
Olympus Merger Sub, Inc., 8.500%, 10-15-25 (C)(H)	96,596	83,073
		248,635
Movies & Entertainment – 0.1%		
WMG Acquisition Corp., 5.500%, 4-15-26 (H)	5,772	5,924
Publishing – 0.5%		
E.W. Scripps Co., 5.125%, 5-15-25 (H)	2,370	2,257

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Publishing (Continued)		
MDC Partners, Inc.,		
6.500%, 5-1-24 (H)	$26,290	$ 21,755
		24,012
Wireless Telecommunication Service – 1.0%		
Digicel Group Ltd.:		
6.000%, 4-15-21 (C)(H)	5,810	4,838
8.250%, 9-30-22 (C)(H)	4,813	1,612
8.250%, 12-30-22 (C)(H)	5,103	3,113
Digicel Group Ltd. (7.125% Cash or 2.000% PIK),		
9.125%, 4-1-24 (H)(J)	7,727	2,048
Digicel International Finance Ltd.,		
8.750%, 5-25-24 (H)	30,712	30,328
Digicel Ltd.,		
6.750%, 3-1-23 (C)(H)	11,747	7,518
		49,457
Total Communication Services – 17.2%		869,347
Consumer Discretionary		
Auto Parts & Equipment – 0.1%		
Panther BF Aggregator 2 L.P.,		
6.250%, 5-15-26 (H)	3,836	3,913
Automotive Retail – 0.8%		
Allison Transmission, Inc.,		
5.000%, 10-1-24 (H)	5,787	5,772
Penske Automotive Group, Inc.,		
5.500%, 5-15-26	4,202	4,139
Sonic Automotive, Inc.:		
5.000%, 5-15-23	24,788	23,796
6.125%, 3-15-27	6,881	6,245
		39,952
Casinos & Gaming – 2.3%		
Everi Payments, Inc.,		
7.500%, 12-15-25 (H)	25,914	26,886
Gateway Casinos & Entertainment Ltd.,		
8.250%, 3-1-24 (H)	17,195	18,033
Golden Nugget, Inc.,		
6.750%, 10-15-24 (H)	39,137	39,332
Stars Group Holdings B.V. and Stars Group (U.S.) Co-Borrower LLC,		
7.000%, 7-15-26 (H)	14,723	15,349
Wynn Macau Ltd.:		
4.875%, 10-1-24 (H)	5,405	5,273
5.500%, 10-1-27 (H)	13,880	13,290
		118,163
Education Services – 2.1%		
Laureate Education, Inc.,		
8.250%, 5-1-25 (H)	96,155	104,328
Hotels, Resorts & Cruise Lines – 0.3%		
Boyne USA, Inc.,		
7.250%, 5-1-25 (H)	15,111	16,169

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Leisure Facilities – 0.2%		
Cedar Fair L.P., Magnum Management Corp., Canada's Wonderland Co. and Millennium Operations LLC,		
5.375%, 4-15-27	$ 12,760	$ 12,824
Restaurants – 0.6%		
1011778 B.C. Unlimited Liability Co. and New Red Finance, Inc.,		
5.000%, 10-15-25 (H)	30,413	30,042
Specialized Consumer Services – 0.3%		
Nielsen Co. (Luxembourg) S.a.r.l. (The),		
5.500%, 10-1-21 (H)	10,087	10,112
Nielsen Finance LLC and Nielsen Finance Co.,		
5.000%, 4-15-22 (H)	5,409	5,355
		15,467
Specialty Stores – 1.9%		
Arch Merger Sub, Inc.,		
8.500%, 9-15-25 (H)	68,076	74,203
Cumberland Farms, Inc.,		
6.750%, 5-1-25 (H)	12,736	13,246
Party City Holdings, Inc.,		
6.625%, 8-1-26 (C)(H)	11,596	11,538
		98,987
Total Consumer Discretionary – 8.6%		439,845
Consumer Staples		
Food Distributors – 0.7%		
Performance Food Group, Inc.,		
5.500%, 6-1-24 (H)	17,758	17,914
U.S. Foods, Inc.,		
5.875%, 6-15-24 (H)	18,320	18,755
		36,669
Packaged Foods & Meats – 4.6%		
JBS USA LLC and JBS USA Finance, Inc.:		
5.875%, 7-15-24 (H)	35,747	36,730
5.750%, 6-15-25 (H)	29,000	29,725
JBS USA Lux S.A. and JBS USA Finance, Inc.,		
6.750%, 2-15-28 (H)	19,445	20,126
Pilgrim's Pride Corp.:		
5.750%, 3-15-25 (H)	5,439	5,493
5.875%, 9-30-27 (H)	19,457	19,603
Post Holdings, Inc.:		
5.500%, 3-1-25 (H)	6,059	6,127
5.000%, 8-15-26 (H)	8,493	8,259
5.750%, 3-1-27 (H)	37,477	37,618
Simmons Foods, Inc.:		
7.750%, 1-15-24 (H)	10,083	10,738
5.750%, 11-1-24 (H)	67,921	59,601
		234,020
Total Consumer Staples – 5.3%		270,689

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Energy		
Oil & Gas Drilling – 1.4%		
Ensco plc,		
7.750%, 2-1-26	$ 15,502	$ 13,080
KCA Deutag UK Finance plc,		
7.250%, 5-15-21 (H)	31,548	27,131
Offshore Drilling Holding S.A.,		
8.375%, 9-20-20 (H)(K)	64,569	32,204
Offshore Group Investment Ltd.,		
0.000%, 11-1-19 (E)(L)	20,035	—*
		72,415
Oil & Gas Equipment & Services – 1.1%		
Brand Energy & Infrastructure Services, Inc.,		
8.500%, 7-15-25 (H)	20,086	18,027
McDermott Escrow 1, Inc. and McDermott Escrow 2, Inc.,		
10.625%, 5-1-24 (H)	25,491	21,190
Nine Energy Service, Inc.,		
8.750%, 11-1-23 (H)	11,591	11,968
SESI LLC,		
7.125%, 12-15-21	7,092	6,356
		57,541
Oil & Gas Exploration & Production – 4.0%		
Bellatrix Exploration Ltd.,		
8.500%, 5-15-20 (H)	19,416	11,649
Chesapeake Energy Corp.:		
7.000%, 10-1-24	27,050	26,982
8.000%, 1-15-25 (C)	2,525	2,576
Crownrock L.P.,		
5.625%, 10-15-25 (H)	46,856	44,982
Endeavor Energy Resources L.P.:		
5.500%, 1-30-26 (H)	15,582	16,011
5.750%, 1-30-28 (H)	11,167	11,725
Extraction Oil & Gas, Inc.,		
5.625%, 2-1-26 (H)	21,000	16,117
Laredo Petroleum, Inc.,		
6.250%, 3-15-23 (C)	5,489	4,899
Sanchez Energy Corp.,		
7.250%, 2-15-23 (C)(H)	3,888	3,130
Seven Generations Energy Ltd.:		
6.750%, 5-1-23 (H)	33,902	34,877
5.375%, 9-30-25 (H)	11,912	11,644
Targa Resources Partners L.P.:		
6.500%, 7-15-27 (H)	3,832	4,134
6.875%, 1-15-29 (H)	3,832	4,172
Ultra Resources, Inc. (9.000% Cash or 2.000% PIK),		
11.000%, 7-12-24 (J)	6,839	4,001
WildHorse Resource Development Corp.,		
6.875%, 2-1-25	3,836	3,874
		200,773
Oil & Gas Refining & Marketing – 1.9%		
Callon Petroleum Co. (GTD by Callon Petroleum Operating Co.):		
6.125%, 10-1-24	8,071	8,111
6.375%, 7-1-26	2,319	2,325

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Oil & Gas Refining & Marketing (Continued)		
Comstock Escrow Corp.,		
9.750%, 8-15-26 (H)	$ 65,736	$ 60,477
EP Energy LLC and Everest Acquisition Finance, Inc.:		
9.375%, 5-1-24 (H)	7,688	2,729
8.000%, 2-15-25 (H)	8,197	2,828
7.750%, 5-15-26 (H)	11,584	9,441
QEP Resources, Inc.,		
5.625%, 3-1-26 (C)	9,650	8,734
		94,645
Total Energy – 8.4%		425,374
Financials		
Consumer Finance – 1.0%		
CURO Group Holdings Corp.,		
8.250%, 9-1-25 (H)	19,334	16,579
Quicken Loans, Inc.,		
5.750%, 5-1-25 (H)	32,851	32,933
		49,512
Financial Exchanges & Data – 1.3%		
Refinitiv U.S. Holdings, Inc.:		
6.250%, 5-15-26 (H)	15,454	15,666
8.250%, 11-15-26 (H)	51,001	50,045
		65,711
Insurance Brokers – 1.2%		
NFP Corp.,		
6.875%, 7-15-25 (H)	66,616	63,619
Investment Banking & Brokerage – 0.1%		
VHF Parent LLC,		
6.750%, 6-15-22 (H)	5,508	5,680
Other Diversified Financial Services – 1.6%		
New Cotai LLC and New Cotai Capital Corp. (10.625% Cash or 10.625% PIK),		
10.625%, 5-1-19 (H)(J)	163,843	81,102
Property & Casualty Insurance – 1.5%		
Acrisure LLC and Acrisure Finance, Inc.,		
8.125%, 2-15-24 (C)(H)	15,336	15,890
Amwins Group, Inc.,		
7.750%, 7-1-26 (H)	19,386	19,386
Hub International Ltd.,		
7.000%, 5-1-26 (H)	38,701	38,314
		73,590
Specialized Finance – 1.4%		
Compass Group Diversified Holdings LLC,		
8.000%, 5-1-26 (H)	15,494	16,114
Hadrian Merger Sub, Inc.,		
8.500%, 5-1-26 (H)	28,417	26,250
Tervita Escrow Corp.,		
7.625%, 12-1-21 (H)	7,723	7,665

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Specialized Finance (Continued)		
TMX Finance LLC and TitleMax Finance Corp.,		
11.125%, 4-1-23 (H)	$ 23,138	$ 21,750
		71,779
Thrifts & Mortgage Finance – 0.4%		
Provident Funding Associates L.P. and PFG Finance Corp.,		
6.375%, 6-15-25 (H)	19,671	17,901
Total Financials – 8.5%		428,894
Health Care		
Health Care Facilities – 3.1%		
DaVita HealthCare Partners, Inc.,		
5.125%, 7-15-24	4,274	4,221
MPH Acquisition Holdings LLC,		
7.125%, 6-1-24(H)	8,779	8,757
RegionalCare Hospital Partners Holdings, Inc. and Legend Merger Sub, Inc.,		
9.750%, 12-1-26 (H)	77,234	80,130
Surgery Center Holdings, Inc.:		
8.875%, 4-15-21 (C)(H)	27,363	28,657
10.000%, 4-15-27 (H)	34,483	35,000
		156,765
Health Care Technology – 1.2%		
Verscend Holding Corp.,		
9.750%, 8-15-26 (H)	60,328	60,177
Life Sciences Tools & Services – 1.2%		
Avantor, Inc.:		
6.000%, 10-1-24 (H)	13,248	13,745
9.000%, 10-1-25 (H)	42,765	46,347
		60,092
Pharmaceuticals – 2.0%		
Advanz Pharma Corp.,		
8.000%, 9-6-24	2,610	2,475
Bausch Health Cos., Inc.:		
5.875%, 5-15-23 (H)	12,592	12,718
6.125%, 4-15-25 (H)	6,848	6,779
5.750%, 8-15-27 (H)	3,071	3,148
Par Pharmaceutical, Inc.,		
7.500%, 4-1-27 (H)	20,717	21,002
Valeant Pharmaceuticals International, Inc.:		
5.500%, 3-1-23 (H)	789	793
5.500%, 11-1-25 (H)	7,811	7,977
9.000%, 12-15-25 (H)	5,419	5,886
9.250%, 4-1-26 (H)	15,514	16,977
8.500%, 1-31-27 (H)	19,261	20,417
		98,172
Total Health Care – 7.5%		375,206

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials		
Aerospace & Defense – 2.6%		
TransDigm UK Holdings plc,		
6.875%, 5-15-26 (H)	$ 13,157	$ 13,091
TransDigm, Inc. (GTD by TransDigm Group, Inc.):		
6.000%, 7-15-22	16,868	17,139
6.500%, 7-15-24	39,794	40,888
6.500%, 5-15-25	7,918	8,038
6.250%, 3-15-26 (H)	21,492	22,298
6.375%, 6-15-26	16,934	16,762
7.500%, 3-15-27 (H)	15,351	15,716
		133,932
Air Freight & Logistics – 1.2%		
XPO Logistics, Inc.,		
6.750%, 8-15-24 (H)	57,580	58,731
Building Products – 0.2%		
WESCO Distribution, Inc. (GTD by WESCO International, Inc.),		
5.375%, 6-15-24	6,872	6,958
Diversified Support Services – 0.5%		
Ahern Rentals, Inc.,		
7.375%, 5-15-23 (H)	25,226	23,239
United Rentals (North America), Inc. (GTD by United Rentals, Inc.),		
5.875%, 9-15-26	2,710	2,802
		26,041
Electrical Components & Equipment – 0.0%		
Energizer Holdings, Inc.,		
7.750%, 1-15-27 (H)	2,301	2,454
Environmental & Facilities Services – 1.1%		
GFL Environmental, Inc.:		
5.625%, 5-1-22 (H)	5,520	5,341
5.375%, 3-1-23 (H)	27,117	25,625
7.000%, 6-1-26 (H)	23,211	21,992
Waste Pro USA, Inc.,		
5.500%, 2-15-26 (H)	2,140	2,060
		55,018
Industrial Machinery – 0.2%		
Apex Tool Group LLC and BC Mountain Finance, Inc.,		
9.000%, 2-15-23 (C)(H)	7,500	7,200
Total Industrials – 5.8%		290,334
Information Technology		
Application Software – 1.2%		
Kronos Acquisition Holdings, Inc.,		
9.000%, 8-15-23 (H)	71,958	61,884
Data Processing & Outsourced Services – 2.6%		
Alliance Data Systems Corp.,		
5.375%, 8-1-22 (H)	33,218	33,650

SCHEDULE OF INVESTMENTS IVY HIGH INCOME FUND (in thousands)

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Data Processing & Outsourced Services (Continued)		
Italics Merger Sub, Inc., 7.125%, 7-15-23 (H)	$86,728	$ 88,354
j2 Cloud Services LLC and j2 Global, Inc., 6.000%, 7-15-25 (H)	7,864	8,169
		130,173
IT Consulting & Other Services – 1.2%		
Cardtronics, Inc. and Cardtronics USA, Inc., 5.500%, 5-1-25 (H)	4,761	4,654
NCR Escrow Corp., 6.375%, 12-15-23	29,376	30,204
Pioneer Holding Corp., 9.000%, 11-1-22 (H)	23,446	23,797
		58,655
Total Information Technology – 5.0%		250,712
Materials		
Aluminum – 1.8%		
Constellium N.V.:		
5.750%, 5-15-24 (H)	21,281	21,281
6.625%, 3-1-25 (C)(H)	32,160	32,803
5.875%, 2-15-26 (H)	14,677	14,411
Novelis Corp. (GTD by Novelis, Inc.):		
6.250%, 8-15-24 (H)	12,449	12,729
5.875%, 9-30-26 (H)	8,281	8,240
		89,464
Commodity Chemicals – 0.5%		
NOVA Chemicals Corp.:		
4.875%, 6-1-24 (H)	19,673	19,329
5.250%, 6-1-27 (H)	7,869	7,721
		27,050
Construction Materials – 0.8%		
Hillman Group, Inc. (The), 6.375%, 7-15-22 (H)	43,731	39,139
Fertilizers & Agricultural Chemicals – 0.7%		
Pinnacle Operating Corp., 9.000%, 5-15-23 (H)	70,641	36,734
Metal & Glass Containers – 0.4%		
ARD Finance S.A. (7.125% Cash or 7.875% PIK), 7.125%, 9-15-23 (J)	4,604	4,587
ARD Securities Finance S.a.r.l. (8.750% Cash or 8.750% PIK), 8.750%, 1-31-23 (C)(H)(J)	9,987	9,462
HudBay Minerals, Inc.:		
7.250%, 1-15-23 (H)	3,257	3,367
7.625%, 1-15-25 (H)	4,887	5,009
		22,425

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Paper Packaging – 0.1%		
Flex Acquisition Co., Inc., 6.875%, 1-15-25 (H)	$ 5,672	$ 5,417
Specialty Chemicals – 0.2%		
Kraton Polymers LLC and Kraton Polymers Capital Corp., 7.000%, 4-15-25 (H)	7,999	8,079
Total Materials – 4.5%		228,308
TOTAL CORPORATE DEBT SECURITIES – 70.8%		$3,578,709
(Cost: $3,788,910)		

LOANS (M)	Principal	Value
Communication Services		
Advertising – 0.3%		
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 325 bps), 5.749%, 7-25-21	3,516	2,966
Advantage Sales & Marketing, Inc. (ICE LIBOR plus 650 bps), 8.999%, 7-25-22	15,795	11,514
		14,480
Cable & Satellite – 0.0%		
Liberty Cablevision of Puerto Rico LLC (ICE LIBOR plus 350 bps), 5.984%, 1-7-22	581	575
Integrated Telecommunication Services – 0.9%		
West Corp. (3-Month ICE LIBOR plus 400 bps), 6.629%, 10-10-24	50,734	47,509
Publishing – 0.1%		
Recorded Books, Inc. (ICE LIBOR plus 450 bps), 6.999%, 8-31-25	6,926	6,918
Wireless Telecommunication Service – 0.1%		
Digicel International Finance Ltd. (ICE LIBOR plus 325 bps), 5.880%, 5-27-24	5,363	4,749
Total Communication Services – 1.4%		74,231
Consumer Discretionary		
Apparel Retail – 1.4%		
Talbots, Inc. (The) (ICE LIBOR plus 700 bps), 9.499%, 11-28-22 (E)	45,721	44,235
TRLG Intermediate Holdings LLC, 10.000%, 10-27-22 (D)	26,384	24,867
		69,102
Department Stores – 0.2%		
Belk, Inc. (ICE LIBOR plus 475 bps), 7.447%, 12-10-22	10,716	8,616

LOANS (M) (Continued)	Principal	Value
Education Services – 0.5%		
Laureate Education, Inc. (ICE LIBOR plus 350 bps), 5.999%, 4-26-24	$25,972	$ 25,930
Housewares & Specialties – 0.4%		
KIK Custom Products, Inc. (ICE LIBOR plus 400 bps), 6.496%, 5-15-23	22,374	20,845
Restaurants – 0.5%		
NPC International, Inc. (ICE LIBOR plus 350 bps):		
5.993%, 4-20-24	3,220	2,877
6.134%, 4-20-24	2,264	2,023
NPC International, Inc. (ICE LIBOR plus 750 bps), 10.134%, 4-18-25	22,640	19,357
		24,257
Specialized Consumer Services – 0.2%		
Asurion LLC (ICE LIBOR plus 600 bps), 8.999%, 8-4-25	11,666	11,807
Specialty Stores – 0.8%		
Jo-Ann Stores, Inc. (ICE LIBOR plus 500 bps), 7.761%, 10-16-23 (E)	17,382	17,295
Jo-Ann Stores, Inc. (ICE LIBOR plus 925 bps), 12.011%, 5-21-24	24,638	23,447
		40,742
Textiles – 0.4%		
SIWF Holdings, Inc. (ICE LIBOR plus 425 bps), 6.741%, 6-15-25	22,993	22,677
Total Consumer Discretionary – 4.4%		223,976
Consumer Staples		
Hypermarkets & Super Centers – 0.4%		
GOBP Holdings, Inc. (ICE LIBOR plus 375 bps), 6.351%, 10-22-25	12,708	12,546
GOBP Holdings, Inc. (ICE LIBOR plus 725 bps), 9.851%, 10-22-26	8,502	8,438
		20,984
Total Consumer Staples – 0.4%		20,984
Energy		
Coal & Consumable Fuels – 1.1%		
Foresight Energy LLC (ICE LIBOR plus 725 bps), 8.379%, 3-28-22	42,969	41,931
Westmoreland Coal Co. (15.000% Cash or 15.000% PIK), 15.000%, 3-15-29 (E)(J)	12,291	11,062
Westmoreland Coal Co. (3-Month U.S. LIBOR plus 825 bps), 10.861%, 3-15-22 (E)	5,874	5,874
		58,867

MARCH 31, 2019

LOANS (M) (Continued)	Principal	Value
Oil & Gas Drilling – 0.0%		
KCA Deutag U.S. Finance LLC		
(ICE LIBOR plus 675 bps),		
9.351%, 3-21-23 . . . . $	435	$ 370
Oil & Gas Equipment & Services – 0.3%		
Larchmont Resources LLC (9.770%		
Cash or 9.770% PIK),		
9.610%, 8-7-20 (D)(E)(J)	14,873	14,278
Oil & Gas Exploration & Production – 0.2%		
California Resources Corp.		
(ICE LIBOR plus 475 bps),		
7.246%, 12-31-22	11,612	11,401
Oil & Gas Storage & Transportation – 1.7%		
Bowie Resources Holdings LLC		
(ICE LIBOR plus 1,075 bps),		
13.379%, 2-16-21	25,494	24,219
Bowie Resources Holdings LLC		
(ICE LIBOR plus 575 bps),		
8.379%, 8-12-20	30,053	29,503
EPIC Crude Services L.P.		
(ICE LIBOR plus 500 bps),		
7.490%, 2-21-26	34,400	33,959
		87,681
Total Energy – 3.3%		172,597
Financials		
Asset Management & Custody Banks – 0.5%		
Edelman Financial Holdings II, Inc.		
(ICE LIBOR plus 675 bps),		
9.537%, 7-20-26	24,780	24,842
Financial Exchanges & Data – 0.3%		
Hudson River Trading LLC		
(3-Month U.S. LIBOR plus 350		
bps),		
5.999%, 4-3-25	16,509	16,427
Insurance Brokers – 0.3%		
NFP Corp.		
(ICE LIBOR plus 300 bps),		
5.499%, 1-8-24	15,649	15,062
Investment Banking & Brokerage – 0.5%		
Jane Street Group LLC		
(ICE LIBOR plus 375 bps),		
5.499%, 8-25-22	25,827	25,714
Property & Casualty Insurance – 1.0%		
Amynta Agency Borrower, Inc.		
(ICE LIBOR plus 400 bps),		
6.999%, 2-28-25	37,517	36,485
Amynta Agency Borrower, Inc.		
(ICE LIBOR plus 850 bps),		
10.999%, 2-28-26 (E)	12,493	12,180
Hub International Ltd.		
(ICE LIBOR plus 300 bps),		
5.515%, 4-25-25	4,630	4,472
		53,137
Total Financials – 2.6%		135,182

LOANS (M) (Continued)	Principal	Value
Health Care		
Health Care Equipment – 0.1%		
LifeScan Global Corp.		
(ICE LIBOR plus 950 bps),		
12.297%, 10-1-25 (E) . . . . $	3,873	$ 3,486
Health Care Facilities – 1.8%		
Gentiva Health Services, Inc.		
(ICE LIBOR plus 375 bps),		
6.250%, 7-2-25 (E)	45,193	45,250
Gentiva Health Services, Inc.		
(ICE LIBOR plus 700 bps),		
9.500%, 7-2-26	11,618	11,850
RegionalCare Hospital Partners		
Holdings, Inc.		
(ICE LIBOR plus 450 bps),		
6.982%, 11-16-25	38,520	38,057
		95,157
Health Care Services – 0.5%		
Heartland Dental LLC		
(3-Month ICE LIBOR plus 375		
bps),		
6.162%, 4-30-25	460	445
Heartland Dental LLC		
(ICE LIBOR plus 375 bps),		
6.249%, 4-30-25	24,515	23,773
		24,218
Health Care Technology – 1.0%		
Verscend Holding Corp.		
(ICE LIBOR plus 450 bps),		
6.999%, 8-27-25	54,894	54,414
Pharmaceuticals – 0.1%		
Concordia International Corp.		
(ICE LIBOR plus 550 bps),		
7.993%, 9-6-24	7,123	6,711
Total Health Care – 3.5%		183,986
Industrials		
Building Products – 0.4%		
Hampton Rubber Co. & SEI Holding		
Corp.		
(ICE LIBOR plus 800 bps),		
10.499%, 3-27-22	23,653	22,174
Construction & Engineering – 1.3%		
McDermott Technology (Americas),		
Inc.		
(ICE LIBOR plus 500 bps),		
7.499%, 5-10-25	51,804	49,544
Tensar International Corp.		
(ICE LIBOR plus 850 bps),		
11.101%, 7-10-22	18,232	16,135
		65,679
Diversified Support Services – 0.1%		
USS Ultimate Holdings, Inc.		
(ICE LIBOR plus 775 bps),		
10.249%, 8-25-25	7,819	7,415

LOANS (M) (Continued)	Principal	Value
Industrial Conglomerates – 0.8%		
PAE Holding Corp.		
(ICE LIBOR plus 550 bps),		
7.999%, 10-20-22 (E) . . . . $	33,951	$ 33,611
PAE Holding Corp.		
(ICE LIBOR plus 950 bps),		
11.999%, 10-20-23 (E)	6,112	5,990
		39,601
Industrial Machinery – 1.4%		
Dynacast International LLC		
(ICE LIBOR plus 850 bps),		
11.101%, 1-30-23 (E)	76,082	73,039
Total Industrials – 4.0%		207,908
Information Technology		
Application Software – 0.3%		
Applied Systems, Inc.		
(ICE LIBOR plus 700 bps),		
9.499%, 9-19-25	12,484	12,554
Kronos Acquisition Holdings, Inc.		
(ICE LIBOR plus 700 bps),		
9.496%, 5-15-23 (E)	3,069	3,085
		15,639
Communications Equipment – 0.4%		
MLN U.S. Holdco LLC		
(ICE LIBOR plus 450 bps),		
6.999%, 11-30-25	11,583	11,357
MLN U.S. Holdco LLC		
(ICE LIBOR plus 875 bps),		
11.249%, 11-30-26	10,963	10,716
		22,073
Data Processing & Outsourced Services – 0.6%		
Cyxtera DC Holdings, Inc.		
(ICE LIBOR plus 300 bps),		
9.860%, 5-1-25	14,224	12,872
Great Dane Merger Sub, Inc.		
(ICE LIBOR plus 375 bps),		
6.249%, 5-21-25 (E)	19,203	18,867
		31,739
Total Information Technology – 1.3%		69,451
Materials		
Construction Materials – 0.5%		
Hillman Group, Inc. (The)		
(ICE LIBOR plus 350 bps),		
6.499%, 5-31-25	26,137	24,896
Paper Packaging – 0.3%		
Ranpak (Rack Merger)		
(ICE LIBOR plus 725 bps),		
9.732%, 10-1-22 (E)	16,912	16,785
Total Materials – 0.8%		41,681
TOTAL LOANS – 21.7%		$1,129,996
(Cost: $1,176,864)		

MARCH 31, 2019

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (O) – 1.6%		
Baxter International, Inc.,		
2.661%, 4-1-19	$ 5,000	$ 4,999
Clorox Co. (The),		
3.010%, 4-18-19	12,000	11,982
CVS Health Corp.,		
2.621%, 4-1-19	13,917	13,914
E.I. du Pont de Nemours and Co.:		
2.759%, 4-9-19	3,000	2,997
3.110%, 4-11-19	21,451	21,431
International Paper Co.,		
2.704%, 4-8-19	15,000	14,989
J.M. Smucker Co. (The),		
2.651%, 4-1-19	6,780	6,778
Mondelez International, Inc.,		
2.970%, 4-23-19	4,776	4,767
		81,857

SHORT-TERM SECURITIES (Continued)	Principal	Value
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month		
U.S. LIBOR plus 15 bps),		
2.710%, 4-5-19 (P)	$ 5,736	$ 5,736
Money Market Funds – 0.8%		
Dreyfus Institutional Preferred		
Government Money Market Fund		
– Institutional Shares,		
2.360%, (Q)(R)	39,884	39,884
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp.		
(GTD by U.S. Government)		
(3-Month U.S. TB Rate),		
2.450%, 4-7-19 (P)	428	428

	Value
TOTAL SHORT-TERM SECURITIES – 2.5%	$ 127,905
(Cost: $127,923)	
TOTAL INVESTMENT SECURITIES – 99.3%	$ 5,057,732
(Cost: $5,342,725)	
CASH AND OTHER ASSETS, NET OF LIABILITIES(S) – 0.7%	34,290
NET ASSETS – 100.0%	$5,092,022

Notes to Schedule of Investments

*Not shown due to rounding.

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of securities with an aggregate value of $50,678 are on loan.

(D) Deemed to be an affiliate due to the Fund owning at least 5% of the voting securities.

(E) Securities whose value was determined using significant unobservable inputs.

(F) Restricted securities. At March 31, 2019, the Fund owned the following restricted securities:

Security	Acquisition Date(s)	Shares	Cost	Market Value
BIS Industries Ltd.	12-22-17	19,683	$ 1,852	$ 1,256
Larchmont Resources LLC	12-8-16	18	6,189	4,585
Maritime Finance Co. Ltd.	9-19-13	1,750	29,407	14,910
New Cotai Participation Corp., Class B	4-12-13	—*	810	—
Sabine Oil & Gas Corp.	12-7-16	5	232	151
Pinnacle Agriculture Enterprises LLC	3-10-17	49,044	22,291	9,991
St. John Knits International, Inc.	3-28-19	48	1	—*
Targa Resources Corp., 9.500%	10-24-17	47	52,454	50,152
Sabine Oil & Gas Corp., expires 12-29-29	12-7-16	20	145	79
			$113,381	$ 81,124

The total value of these securities represented 1.6% of net assets at March 31, 2019.

(G) Warrants entitle the Fund to purchase a predetermined number of shares of common stock and are non-income producing. The purchase price and number of shares are subject to adjustment under certain conditions until the expiration date, if any.

(H) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2019 the total value of these securities amounted to $3,166,380 or 62.2% of net assets.

(I) Principal amounts are denominated in the indicated foreign currency, where applicable (EUR - Euro).

(J) Payment-in-kind bond which may pay interest in additional par and/or in cash. Rates shown are the current rate and possible payment rates.

(K) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2019.

(L) Zero coupon bond.

MARCH 31, 2019

(M)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(N)All or a portion of this position has not settled. Full contract rates do not take effect until settlement date.

(O)Rate shown is the yield to maturity at March 31, 2019.

(P)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(Q)Investment made with cash collateral received from securities on loan.

(R)Rate shown is the annualized 7-day yield at March 31, 2019.

(S)Cash of $90 has been pledged as collateral on OTC forward foreign currency contracts.

The following forward foreign currency contracts were outstanding at March 31, 2019:

	Currency to be Delivered		Currency to be Received	Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
Euro	9,223	U.S. Dollar	10,431	7-5-19	Morgan Stanley International	$2	$—

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 7,314	$ 1,708	$ —
Consumer Discretionary	112,366	—	5,898
Consumer Staples	—	—	—*
Energy	4,591	151	7,234
Financials	—	—	14,910
Health Care	5,452	—	—
Industrials	—	—	1,256
Total Common Stocks	$129,723	$ 1,859	$ 29,298
Preferred Stocks	—	50,152	9,991
Warrants	—	99	—
Corporate Debt Securities	—	3,578,709	—*
Loans	—	824,959	305,037
Short-Term Securities	39,884	88,021	—
Total	$169,607	$4,543,799	$344,326
Forward Foreign Currency Contracts	$ —	$ 2	$ —

The following table is a reconciliation of Level 3 investments for which significant unobservable inputs were used to determine fair value:

	Common Stocks	Preferred Stocks	Warrants	Corporate Debt	Loans
Beginning Balance 4-1-18	$73,298	$ 44,140	$ —*	$—*	$263,028
Net realized gain (loss)	5,338	—	—	—	296
Net change in unrealized appreciation (depreciation)	(11,126)	(34,263)	1,206	—	(32,714)
Purchases	1,216	—	—	—	152,612
Sales	(45,617)	—	(1,206)	—	(67,899)
Amortization/Accretion of premium/discount	—	—	—	—	542
Transfers into Level 3 during the period	6,189	114	—	—	65,314
Transfers out of Level 3 during the period	—	—	—	—	(76,142)
Ending Balance 3-31-19	$29,298	$ 9,991	$ —	$—*	$305,037
Net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of 3-31-19	$(10,280)	$(34,263)	$ —	$—	$ (24,591)

MARCH 31, 2019

	Fair Value at 3-31-19	Valuation Technique(s)	Unobservable Input(s)	Input Value(s)
Assets				
Common Stocks	$ 7,154	Market comparable approach	Adjusted EBITDA multiple	6.07x and 7.44x
	14,910	Net Asset Approach	Adjusted book value multiple	1.00x
	7,234	Third-party valuation service	Broker quote	N/A
Preferred Stocks	9,991	Market comparable approach	Adjusted EBITDA multiple	10.12x
		Option Pricing Model	Volatility	8.58%
			Illiquidity discount	10%
Corporate Debt	—*	Cost approach	Cost of position	0
Loans	305,037	Third-party valuation service	Broker quotes	N/A

Significant increases (decreases) in the adjusted EBITDA multiple inputs as of the reporting date would result in a higher (lower) fair value measurement. However, significant increases (decreases) in the illiquidity discount input as of the reporting date would result in a lower (higher) fair value measurement.

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
ICE = Intercontinental Exchange
LIBOR = London Interbank Offered Rate
PIK = Payment in Kind
OTC = Over the Counter
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



John C. Maxwell



Catherine L. Murray

Below, John Maxwell, CFA, and Catherine Murray, portfolio managers of Ivy International Core Equity Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Maxwell has managed the Fund since February 2006 and has 27 years of industry experience. Ms. Murray was named portfolio manager in January 2017 and was previously an assistant portfolio manager on the Fund since 2014. She has 28 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy International Core Equity Fund (Class A shares at net asset value)	-8.57%
Ivy International Core Equity Fund (Class A shares including sales load)	-13.83%

Benchmark(s) and/or Lipper and Morningstar Category

MSCI EAFE Index (generally reflects the performance of securities in Europe, Australasia and the Far East)	-3.71%
Lipper International Large-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.93%
Morningstar Foreign Large Blend Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.01%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

International markets posted poor returns

The MSCI EAFE Index posted a single-digit, negative return for the fiscal year. Growth in Europe, China and Japan slowed, while U.S. growth peaked during fourth quarter of 2018. That said, targeted steps by China to stimulate its economy showed signs of success during the first quarter of 2019, as the economy improved from a very low level. Geopolitics weighed heavily across markets as nationalism/populism continued its rise. European elections throughout the fiscal year saw nationalist parties gain, highlighted by a nationalist party win in Italy. Ongoing Brexit negotiations continued to stall and an agreement does not seem likely in the short term. The ongoing trade war between the U.S. and China was a detriment to the Fund's holdings dependent on global growth. However, in early December, the U.S. and China agreed to trade negotiations rather than ratcheting up tariffs, with positive signals from both countries during the final quarter of the fiscal year. We believe additional agreements will be reached, though a comprehensive and lasting trade pact seems unlikely given many conflicting issues between the two nations.

The U.S. Federal Reserve (Fed) continued to normalize its policy rate through December, though took a 180 degree policy turn in early 2019. The Fed signaled rate hikes were to be placed on hold with the Federal Funds Rate at 2.5%. The European Central Bank (ECB) and Bank of Japan (BoJ) remained extremely accommodative. In March, the ECB announced plans to launch a new round of long-term loans to eurozone banks and extended a pledge to hold off on any rate increases before calendar year end. China's Central Bank stated a desire to maintain prudent monetary policy and keep the yuan stable while offering "reasonably ample" liquidity to the market. Income-tax cuts, lower bank reserve rate requirements and lower borrowing rates seem to have positively affected Chinese growth as we exited the fiscal year.

In currency markets, the trade-weighted U.S. dollar strengthened throughout the fiscal year with most of the appreciation early in the year. The 10-year U.S. Treasury yield closed the year at approximately 2.4%, a significant move from the 3.2% levels of November. The price of oil proved extremely volatile, falling nearly 40% in December from its early October high to then rebounding 24% over the first quarter of 2019. Both global demand expectations and OPEC production cuts contributed to the price rebound.

Fund review

For the fiscal year ended March 31, 2019, the Fund struggled with stock selection and underperformed its benchmark, the MSCI EAFE Index, and category peers' averages. Stock selection was poorest in the energy and health care sectors. In energy, our stocks were particularly sensitive to the fourth quarter crude oil swoon, while our health care stocks were negatively impacted by company specific issues. Within health care, top detractors included Bayer AG, Fresenius SE & Co. KGaA and Fresenius Medical Care AG & Co. On the positive side, our allocation weightings and stock selection in the materials and consumer discretionary sectors aided performance.

Geographically, our exposure to emerging markets and Canada hurt performance. The Fund decreased exposure to Japan and Australia due to the inability to find stable, domestic-oriented stocks with attractive relative valuations. Additionally, the Fund's exposure to emerging markets was reduced, mostly due to stock-specific reasons.

Actions in the Fund during the year

Through most of the fiscal year, the Fund had a slight tilt to defensive sectors, though that defensive tilt was eliminated during the third quarter of 2018. As a result, the Fund was balanced relative to defensive/cyclical sectors through the end of the fiscal year. Despite increasing our overall exposure to cyclicals, we made an effort to reduce positioning in more economically sensitive cyclical industries such as materials, autos and retailing, while adding to less sensitive industries including software & services, consumer services, media & entertainment and real estate. Despite the recent decline in the energy sector, the Fund maintained an approximate double weight to the sector at fiscal year end. We continue to believe the supply/demand relationship will drive the crude price and energy stocks higher as we move through 2019.

In an effort to provide support in down markets, in September, we initiated a forward currency contract to the Japanese yen, neutralizing our stock underweight allocation on a currency basis. Additionally, in October, we hedged our direct exposure to the Chinese yuan, and modestly increased the Fund's cash allocation. Overall, the use of derivatives was a modest detractor to performance for the period.

Our themes are unchanged from last year though we continue to refine how we employ the disruption theme.

Current Fund themes are:

• Disproportionate growth of emerging-market consumers, particularly in the Asia-Pacific region

• Strong growth in infrastructure

• Solid and believable dividend yields

• Forces of market disruption

What we seek

As we move forward, we continue to seek companies we believe are underpriced relative to their prospects and peers in both the growth and value parts of the market. We are seeking less economically sensitive and less leveraged stocks in both the cyclical and defensive parts of the market. With disruptive forces that seem more concentrated in the defensive part of the market, the Fund's defensive/cyclical weighting is balanced. We are also increasingly focused on companies with sustainable competitive advantages or improving industry dynamics that are not appreciated by the market — a strategy we believe to be effective at the end of an economic cycle.

Outlook

There are many factors we are carefully monitoring in the current economic environment. Shift in central bank policy, the rise of nationalism, the Brexit saga and trade negotiations — particularly between the U.S. and China — are standout issues. Going forward, we believe geopolitics will be as important to asset performance as monetary policy. The question remains: How much longer will the cycle extend uninterrupted by looming risks? As a result, we are watching closely for signs of change, and continue to seek stocks that we believe should better withstand an economic downturn. While we think U.S.-China trade tensions will persist, we expect some positive agreements in 2019, in line with market expectations.

In much of the world, global monetary policy remains at the extremes of easy and we do not see that changing materially unless inflation accelerates at a higher-than-expected rate. Virtually all countries are struggling with high levels of debt. As a result, we believe central banks will attempt to keep rates below nominal gross domestic product growth to monetize debt and continue to stimulate their economies. As such, we believe there is a long-term cap on how high rates can go as long as central banks maintain control. Our base case is slow, deliberate exiting of quantitative easing and narrowing of negative interest rate policy globally.

We believe relative valuation remains supportive for international equities. We see relative value opportunities in emerging markets (especially China), energy, internet-related companies and in many cyclicals that we view as more stable than average.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. Investments in countries with emerging economies or securities markets may carry greater risk than investments in more developed countries. Political and economic structures in many such countries may be undergoing significant evolution and rapid development, and such countries may lack the social, political and economic stability characteristics of more developed countries. Investments in securities issued in these countries may be more volatile and less liquid than securities issued in more developed countries. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The portfolio managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy International Core Equity Fund.

PORTFOLIO HIGHLIGHTS

IVY INTERNATIONAL CORE EQUITY FUND

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.9%
Financials	14.6%
Industrials	13.9%
Consumer Staples	12.1%
Consumer Discretionary	11.7%
Energy	11.2%
Health Care	9.9%
Information Technology	8.4%
Communication Services	7.1%
Materials	5.9%
Real Estate	1.1%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.1%

Country Weightings

Europe	62.0%
United Kingdom	16.2%
France	12.2%
Germany	10.9%
Switzerland	10.7%
Other Europe	12.0%
Pacific Basin	28.3%
Japan	12.4%
China	8.3%
Hong Kong	3.5%
Other Pacific Basin	4.1%
North America	5.6%
Canada	3.4%
Other North America	2.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.1%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Nestle S.A., Registered Shares	Switzerland	Consumer Staples	Packaged Foods & Meats
SAP AG	Germany	Information Technology	Application Software
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Total S.A.	France	Energy	Integrated Oil & Gas
Airbus SE	France	Industrials	Aerospace & Defense
Danone S.A.	France	Consumer Staples	Packaged Foods & Meats
Orange S.A.	France	Communication Services	Integrated Telecommunication Services
Wuliangye Yibin Co. Ltd., A Shares	China	Consumer Staples	Distillers & Vintners
AIA Group Ltd.	Hong Kong	Financials	Life & Health Insurance
Subaru Corp.	Japan	Consumer Discretionary	Automobile Manufacturers

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY INTERNATIONAL CORE EQUITY FUND



Ivy International Core Equity Fund, Class A Shares[1]									$22,731
MSCI EAFE Index									$23,580

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-19	-13.83%	-12.66%	-9.14%	-10.92%	-8.20%	-8.12%	-8.82%	-10.70%	-8.55%
5-year period ended 3-31-19	0.91%	1.04%	1.42%	1.50%	2.44%	—	1.83%	—	2.16%
10-year period ended 3-31-19	8.56%	8.42%	8.48%	8.86%	9.61%	—	—	—	9.32%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	1.71%	5.23%	-2.80%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T Shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares, 12-19-12 for Class R shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Australia		
Materials – 2.7%		
BHP Group plc	1,978	$ 47,711
BHP Group plc ADR	547	26,416
Newcrest Mining Ltd.	4,596	83,229
		157,356
Total Australia – 2.7%		**$ 157,356**
Canada		
Energy – 3.4%		
Canadian Natural Resources Ltd.	2,577	70,808
Seven Generations Energy Ltd., Class A (A)	7,266	52,472
Suncor Energy, Inc.	2,389	77,420
		200,700
Total Canada – 3.4%		**$200,700**
China		
Communication Services – 1.1%		
China Mobile Ltd.	6,055	61,787
Consumer Discretionary – 2.8%		
Alibaba Group Holding Ltd. ADR (A)	507	92,479
Huayu Automotive Systems Co. Ltd., A Shares	23,110	70,009
		162,488
Consumer Staples – 1.8%		
Wuliangye Yibin Co. Ltd., A Shares	7,200	101,598
Financials – 1.4%		
China Construction Bank Corp.	93,059	79,879
Industrials – 1.2%		
Han's Laser Technology Industry Group Co. Ltd., A Shares	10,875	68,112
Total China – 8.3%		**$ 473,864**
Denmark		
Industrials – 1.0%		
A.P. Moller – Maersk A/S (B)	45	57,171
Total Denmark – 1.0%		**$ 57,171**
Finland		
Information Technology – 0.9%		
Nokia Corp., Series A ADR	5,225	29,884
Nokia OYJ	4,324	24,634
		54,518
Total Finland – 0.9%		**$ 54,518**

COMMON STOCKS (Continued)	Shares	Value
France		
Communication Services – 2.7%		
Criteo S.A. ADR (A)	2,494	$ 49,948
Orange S.A.	6,394	104,244
		154,192
Consumer Staples – 1.9%		
Danone S.A.	1,427	109,899
Energy – 2.6%		
Total S.A. (B)	2,711	150,859
Financials – 1.1%		
Societe Generale S.A.	2,205	63,714
Industrials – 3.9%		
Airbus SE	1,067	141,363
Schneider Electric S.A.	1,103	86,597
		227,960
Total France – 12.2%		**$706,624**
Germany		
Consumer Discretionary – 2.4%		
adidas AG	325	79,154
Continental AG	391	58,965
		138,119
Financials – 0.5%		
Commerzbank AG	3,600	27,909
Health Care – 4.2%		
Bayer AG	1,291	83,150
Fresenius Medical Care AG & Co. KGaA	1,046	84,541
Merck KGaA	655	74,762
		242,453
Information Technology – 2.7%		
SAP AG	1,347	155,676
Real Estate – 1.1%		
Deutsche Wohnen AG	1,358	65,885
Total Germany – 10.9%		**$630,042**
Hong Kong		
Consumer Discretionary – 0.2%		
Melco Resorts & Entertainment Ltd. ADR	528	11,925
Financials – 3.3%		
AIA Group Ltd.	9,829	98,284
Hong Kong Exchanges and Clearing Ltd.	2,618	91,476
		189,760
Total Hong Kong – 3.5%		**$ 201,685**

COMMON STOCKS (Continued)	Shares	Value
Ireland		
Materials – 1.5%		
CRH plc	2,848	$ 88,251
Total Ireland – 1.5%		**$ 88,251**
Italy		
Financials – 1.3%		
UniCredit S.p.A.	6,057	77,811
Total Italy – 1.3%		**$ 77,811**
Japan		
Communication Services – 1.8%		
KDDI Corp.	1,238	26,657
Nintendo Co. Ltd.	109	31,192
Yahoo Japan Corp.	21,218	52,042
		109,891
Consumer Discretionary – 3.3%		
Isuzu Motors Ltd.	7,101	93,555
Subaru Corp. (B)	4,204	95,986
		189,541
Consumer Staples – 1.2%		
Seven & i Holdings Co. Ltd. (B)	1,891	71,333
Energy – 1.1%		
Inpex Corp.	6,386	60,747
Financials – 2.6%		
Kabushiki Kaisha Mitsubishi Tokyo Financial Group	13,099	64,786
Tokio Marine Holdings, Inc.	1,787	86,589
		151,375
Industrials – 1.3%		
SMC Corp.	208	78,509
Information Technology – 1.1%		
Tokyo Electron Ltd.	437	63,449
Total Japan – 12.4%		**$724,845**
Luxembourg		
Energy – 1.3%		
Tenaris S.A.	2,750	38,741
Tenaris S.A. ADR	1,260	35,603
		74,344
Total Luxembourg – 1.3%		**$ 74,344**
Netherlands		
Industrials – 2.5%		
Koninklijke Philips Electronics N.V., Ordinary Shares	1,996	81,537
Randstad Holding N.V. (A)(B)	1,339	65,360
		146,897
Total Netherlands – 2.5%		**$146,897**

COMMON STOCKS (Continued)	Shares	Value
Norway		
Financials – 1.5%		
DNB ASA	4,876	$ 89,823
Total Norway – 1.5%		**$ 89,823**
South Korea		
Information Technology – 1.4%		
Samsung Electronics Co. Ltd.	2,111	83,256
Total South Korea – 1.4%		**$ 83,256**
Spain		
Consumer Discretionary – 0.2%		
Industria de Diseno Textil S.A.	492	14,455
Total Spain – 0.2%		**$ 14,455**
Sweden		
Financials – 1.8%		
Svenska Handelsbanken AB, Class A (B)	2,616	27,620
Swedbank AB (B)	5,457	77,120
		104,740
Total Sweden – 1.8%		**$104,740**
Switzerland		
Consumer Staples – 2.7%		
Nestle S.A., Registered Shares	1,651	157,457
Health Care – 5.7%		
Lonza Group Ltd., Registered Shares	222	68,982
Novartis AG ADR	533	51,216
Novartis AG, Registered Shares	610	58,622
Roche Holdings AG, Genusscheine	556	153,220
		332,040
Industrials – 1.7%		
Ferguson plc	1,501	95,611
Materials – 0.6%		
Glencore International plc	7,883	32,670
Total Switzerland – 10.7%		**$ 617,778**
United Kingdom		
Communication Services – 1.5%		
BT Group plc	30,131	87,541
Consumer Discretionary – 2.8%		
Compass Group plc	3,078	72,416
Whitbread plc	1,323	87,565
		159,981
Consumer Staples – 4.5%		
British American Tobacco plc	2,037	84,984
Imperial Tobacco Group plc	2,297	78,563

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples (Continued)		
Unilever N.V., Certicaaten Van Aandelen	101	$ 5,894
Unilever plc	1,607	92,497
		261,938
Energy – 2.8%		
BP plc	9,310	67,608
BP plc ADR	798	34,898
FMC Technologies, Inc.	2,078	48,882
Technip-Coflexip	443	10,349
		161,737
Financials – 1.1%		
Prudential plc	3,236	64,858
Industrials – 2.3%		
Babcock International Group plc	7,367	47,399
BAE Systems plc	13,328	83,776
		131,175
Information Technology – 1.2%		
Amdocs Ltd.	1,241	67,166
Total United Kingdom – 16.2%		**$ 934,396**
United States		
Information Technology – 1.1%		
Cognizant Technology Solutions Corp., Class A (C)	909	65,848
Total United States – 1.1%		**$ 65,848**
TOTAL COMMON STOCKS – 94.8%		**$5,504,404**
(Cost: $5,525,696)		

INVESTMENT FUNDS	Shares	Value
United States – 1.1%		
SPDR Gold Trust (A)	537	65,467
TOTAL INVESTMENT FUNDS – 1.1%		**$ 65,467**
(Cost: $65,792)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (D) – 0.9%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB) 2.716%, 4-4-19	$ 3,784	3,782
E.I. du Pont de Nemours and Co.:		
2.717%, 4-2-19	4,000	3,999
2.694%, 4-4-19	3,684	3,682
2.990%, 4-17-19	2,171	2,168
GlaxoSmithKline LLC 2.650%, 5-9-19	10,000	9,972
International Paper Co. 2.641%, 4-2-19	10,000	9,997

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (D) (Continued)		
Kellogg Co. 2.664%, 4-9-19	$ 5,000	$ 4,996
Wisconsin Gas LLC 2.564%, 4-3-19	10,400	10,396
		48,992
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps) 2.710%, 4-5-19 (E)	994	994
Money Market Funds – 2.4%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.360%, (F)(G)	138,934	138,934
Municipal Obligations – 0.2%		
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps) 1.480%, 4-7-19 (E)	5,600	5,600
Trap Rock Industries, Inc., Var Demand Bonds, Ser 2005 (GTD by Wachovia Bank N.A.) (1-Week U.S. LIBOR plus 10 bps) 2.490%, 4-7-19 (E)	6,805	6,805
		12,405
United States Government Agency Obligations – 2.3%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.450%, 4-7-19 (E)	47,545	47,545
2.440%, 4-7-19 (E)	88,848	88,848
		136,393
TOTAL SHORT-TERM SECURITIES – 5.8%		**$ 337,718**
(Cost: $337,729)		
TOTAL INVESTMENT SECURITIES – 101.7%		**$5,907,589**
(Cost: $5,929,217)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.7)%		**(98,168)**
NET ASSETS – 100.0%		**$ 5,809,421**

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $207,113 are on loan.

(C)All or a portion of securities with an aggregate value of $28,404 are held in collateralized accounts for OTC foreign forward currency contracts collateral.

(D)Rate shown is the yield to maturity at March 31, 2019.

(E)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F)Rate shown is the annualized 7-day yield at March 31, 2019.

(G)Investment made with cash collateral received from securities on loan.

The following forward foreign currency contracts were outstanding at March 31, 2019:

Currency to be Delivered		Currency to be Received		Settlement Date	Counterparty	Unrealized Appreciation	Unrealized Depreciation
U.S. Dollar	377,001	Japanese Yen	41,442,579	7-5-19	Deutsche Bank AG	$ —	$ 280
Chinese Yuan Renminbi Offshore	3,069,117	U.S. Dollar	435,385	11-1-19	Deutsche Bank AG	—	20,532
						$ —	$ 20,812

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 49,948	$ 363,463	$ —
Consumer Discretionary	104,404	572,105	—
Consumer Staples	—	702,225	—
Energy	320,083	328,304	—
Financials	—	849,869	—
Health Care	51,216	523,277	—
Industrials	—	805,435	—
Information Technology	162,898	327,015	—
Materials	26,416	251,861	—
Real Estate	—	65,885	—
Total Common Stocks	$ 714,965	$4,789,439	$ —
Investment Funds	65,467	—	—
Short-Term Securities	138,934	198,784	—
Total	$ 919,366	$4,988,223	$ —
Liabilities			
Forward Foreign Currency Contracts	$ —	$ 20,812	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

SCHEDULE OF INVESTMENTS IVY INTERNATIONAL CORE EQUITY FUND *(in thousands)*

Market Sector Diversification

(as a % of net assets)	
Financials	14.6%
Industrials	13.9%
Consumer Staples	12.1%
Consumer Discretionary	11.7%
Energy	11.2%
Health Care	9.9%
Information Technology	8.4%
Communication Services	7.1%
Materials	5.9%
Real Estate	1.1%
Other+	4.1%

+Includes liabilities (net of cash and other assets), and cash equivalents

See Accompanying Notes to Financial Statements.



Bradley M. Klapmeyer

Below, Bradley M. Klapmeyer, CFA, portfolio manager of Ivy Large Cap Growth Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Klapmeyer has managed the Fund since August 2016, and he has 19 years of industry experience. In April 2018, previous co-portfolio manager Daniel P. Becker, CFA, resigned his position as portfolio manager; he had managed the Fund since 2000.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Large Cap Growth Fund (Class A shares at net asset value)	13.65%
Ivy Large Cap Growth Fund (Class A shares including sales charges)	7.13%

Benchmark(s) and/or Lipper and Morningstar Category	
Russell 1000 Growth Index (generally reflects the performance of securities that represent the large-cap growth market)	12.75%
Lipper Large-Cap Growth Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	11.79%
Morningstar Large Growth Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	10.71%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Market conditions

The Russell 1000 Growth Index, the Fund's benchmark, gained 12.75%, which would have indicated the possibility of a solid, uneventful year. Unfortunately, that assessment was far from correct as the market went through a series of significant reversals during the measurement period. As a timeline, the benchmark posted strong gains from March 31, 2018 through September 30, 2018, up 15.5%. Those gains were reversed in a significant sell-off of nearly 16% in the following three months, only to reverse again with a 16% gain during the next three months.

Sentiment evolved notably from the beginning until the end of the measurement period. During the early months of the fiscal year, economic growth remained strong, fueled from the benefits of personal and corporate tax reform in the prior 12-month period. Economic growth likely also saw an uplift as global businesses began to pull forward export demand from the U.S. to front run tariffs as trade war rhetoric continued to intensify but remained a peripheral threat to overall economic stability. The Federal Reserve (Fed) comfortably moved interest rates higher in June and September, marking the seventh and eighth increases of the cycle. Importantly, inflation remained within reasonable bounds, giving investors comfort that the Fed had plenty of room for patience on interest rates before the economy overheated. Volatility cooled off and market returns were strong.

The positive sentiment changed significantly during the October to December timeframe, and there was carnage in the markets as proof. The list of concerns during the quarter began to build into a market panic, and the concerns were plentiful: Weakening growth in the U.S., Eurozone and China — likely stemming from the uncertainty created by the trade war; Brexit risk back to a boil; U.S. government shutdown over a border wall funding impasse; presidential attacks on Fed Chairman Powell; and the realization that the temporary trade truce was anything but clear. The panic attack was further exacerbated by the Fed moving forward with the ninth interest rate hike of the cycle in December 2018, marking the fourth within that last 12 months. As such, the equity market screamed "policy error" and the markets turned to a dark place ... the end of an already too long economic cycle.

In the last reversal, the market came roaring back during the final quarter of the measurement period. It isn't difficult to find the factors that generated the optimism, which drove the markets higher. Post what was perceived to be a policy error during prior quarter, the Fed moved quickly to ease tightening financial conditions. Actions taken include stepping back from material quantitative tightening (balance sheet reduction) and communicating that interest rates will be on hold for the foreseeable future. Interest rates responded as the yield curve moved lower. Investors perceived the reduction in rates as helpful for solving the problem of tightening financial conditions.

Another reversal was the market stress related to escalating trade war rhetoric. There was building consensus during the final quarter of the fiscal year that China and the U.S. were on a path to a real trade agreement. Companies with foreign exposure, which had a difficult year in 2018, benefited from this more optimistic sentiment.

Overall, the fiscal year closed out with an optimistic tone that corrective action being taken in part by U.S. participants, such as the Fed moving more dovish, as well as supportive actions from other central banks and governments around the globe, could ultimately lead to improved global growth over the coming 12-month measurement period.

Looking at the return by the index, factor performance showed that momentum (price returns, relative strength) and quality (Return on Capital and Return on Equity) factors were key variables in driving performance during the fiscal year. Value and cash deployment were the key out-of-favor factors, with low valuation stocks and high-dividend yielding stocks generally underperforming the benchmark.

Strategies employed, contributors and detractors

In the 12-month period ended March 31, 2019, the Fund outperformed relative its benchmark. Fund performance was mainly driven by allocation to the information technology sector with additional strong positive contributions from the health care and consumer discretionary sectors. Despite the strong absolute and relative performance, industrials, financials and energy were the main detracting sectors during the measurement period.

Information technology stocks, especially mega-cap technology stocks, once again proved to be fuel for the markets for most of the measurement period. The Fund was overweight the sector and but mainly benefited from stock selection. Individual security overweight positions in salesforce.com, Inc., MasterCard, Inc., Visa, Inc., and PayPal, Inc., contributed meaningfully to performance, although many more names provided positive attribution. We think investors were attracted to the strong end-markets in technology, such as digital marketing initiatives, cloud computing and software-as-a-service approaches. The payment stocks continued to post solid transaction volume gains and likely benefited from movement during the second half of the measurement period toward higher quality names.

Another notable contributor to the Fund's strong relative performance was stock selection in the health care sector. An overweight position in Danaher Corp. contributed to performance as continued strength in life science consumables, along with the announced acquisition of General Electric's bioprocess business, added to the company's durable top-line growth prospects. Intuitive Surgical, Inc., the leader in robotic surgery, was a benefit to Fund performance as the company continued to post strong growth due to penetration of its technology to surgery procedures in Japan and China.

Despite good overall strong absolute and relative performance, industrials and financials were two call-out detractors from Fund performance. Underperformance in industrials came mainly from positions that are more exposed to the economic cycle, such a Stanley Black & Decker, Inc., J.B. Hunt Transport Services, Inc., and Caterpillar, Inc. These positions weakened on the back of trade war concerns, rising input prices and slowing global economic activity. Although many began to recover as those pressures eased in latter half of the measurement period.

Within financials, Charles Schwab Corp. and CME Group, Inc. detracted from performance. Charles Schwab, which benefits materially from a higher rate environment, saw pressure as rates declined on the Fed's pivot to a more dovish policy position. CME Group saw strong gains in the first half of the measurement period as volatility and use of futures were increasing, but reversed course as volatility and volumes ebbed later in the period.

Outlook and positioning

Exiting the first quarter of 2019, one could easily be drawn back into a narrative that has worked for most of this decade's long bull market. The narrative takes a very optimist skew on shaky economic data and is something akin to the beliefs, "Don't sweat these pullbacks, they are typically good buying opportunities, slow growth is good enough, and although global growth has weakened, China is adding economic support … this will all work out fine." This narrative may sound familiar, and is in fact, the narrative we have leaned into over the past decade as well. In fact, we took advantage of multiple buying opportunities during many of the "mini-shocks" through the years. And yes, many ultimately proved to be good buying opportunities.

This time around we take issue with returning to this same narrative so quickly. Yes, there are actions in place to address the slowing global growth. Yes, there are actions to address tightening financial conditions in the U.S. However, we believe it is important to take a step back and observe that the slowdowns and subsequent recoveries that occurred during 2013 and 2016 were painted within a backdrop of very easy monetary policy conditions and easy global policy. Since then the Fed has instituted nine rate hikes and has stopped the expansion of its balance sheet. These changes are all mechanisms that could lead to tightening conditions.

During the latter half of the measurement period, this tightening has begun to trickle into global growth projections and earnings growth projections, both of which have moved lower. One must stop to consider, "are global rates moving to 'dovish' territory to increase the odds of accelerating growth, or have global rates moved 'dovish' because the downside risk to growth was materially increasing? Are things likely to accelerate, or just not get as nasty?"

Furthermore, we remain concerned that investors have too quickly swept aside global trade fears. Several points, 1) there actually has not been a deal reached with China as of this writing, 2) there is no guarantee that a trade "deal" with China would bring closure to the issue, and 3) are the CFOs of global corporations going to believe that an inked trade deal is the all clear for knowing the rules of engagement on global trade for years to come? Will they be able to take the trade deal and confidently allocate capital globally for the next decade? We think this is unlikely. We worry the existing uncertainty that has been generated is difficult to walk back, even if a deal is signed. We worry that a "conditional deal" will further perpetuate this uncertainty and risk unwinding the margin benefits garnered from globalization.

Within this framework we have taken a simple approach — be still. The Fund is positioned toward higher-quality growth, and we feel comfortable entering into any economic backdrop. We are being still and waiting for opportunities to present themselves, not forcing action. We think the market action over the past six months indicates confusion, low visibility and low confidence. One day swinging pro-growth, the next wanting to fear growth. We have, and will remain, still until we feel the time is ripe for more action. We are hopeful more debate around second half 2019 and 2020 growth prospects get priced into stocks as that could present a better risk/reward opportunity. We are also aware that we can be wrong, so we are looking for signs that growth may be even stronger than expectations and will be prepared to adjust accordingly.

Our goal is not to outperform on great macroeconomic foresight but to focus on great bottom-up stock research, stock selection, disciplined portfolio construction and risk management. Over the past year, we have emphasized more heavily the utilization of risk management tools to further understand our intentional/unintentional sector and risk factor bets. We are continuously trying to improve the implementation of the philosophy and we believe further appreciating the risk generated from portfolio construction is a key determinant in driving upside participation with the market but also protecting with high quality in market drawdowns. At its core our philosophy and process are risk management tools and we strive to build on that disciplined approach every day.

We continue to believe that growth scarcity will increase as we move through the latter part of the economic cycle. If this does prove to be near the end of the cycle, we think that growth style investing should continue to work well as investors hunt for those remaining places of earnings stability combined with earnings growth.

As of March 31, 2019, the Fund's largest positions were Microsoft Corp., Alphabet, Inc., Amazon.com, Inc., Visa, Inc., Apple, Inc., MasterCard, Inc., Verisk Analytics, Inc., CME Group, Inc., Intuit, Inc. and PayPal, Inc.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The portfolio manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Large Cap Growth Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	99.7%
Information Technology	35.1%
Consumer Discretionary	17.6%
Health Care	14.1%
Industrials	12.9%
Communication Services	10.4%
Financials	5.2%
Consumer Staples	2.6%
Real Estate	1.8%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	0.3%

Top 10 Equity Holdings

Company	Sector	Industry
Microsoft Corp.	Information Technology	Systems Software
Alphabet, Inc., Class A	Communication Services	Interactive Media & Services
Amazon.com, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Apple, Inc.	Information Technology	Technology Hardware, Storage & Peripherals
Visa, Inc., Class A	Information Technology	Data Processing & Outsourced Services
MasterCard, Inc., Class A	Information Technology	Data Processing & Outsourced Services
Verisk Analytics, Inc., Class A	Industrials	Research & Consulting Services
CME Group, Inc.	Financials	Financial Exchanges & Data
Intuit, Inc.	Information Technology	Application Software
PayPal, Inc.	Information Technology	Data Processing & Outsourced Services

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



——	Ivy Large Cap Growth Fund, Class A Shares[1]	$39,577
- - - -	Russell 1000 Growth Index	$50,229

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	7.13%	8.81%	12.75%	10.69%	13.99%	14.06%	13.22%	13.61%
5-year period ended 3-31-19	11.66%	11.86%	12.17%	12.40%	13.30%	—	12.63%	13.07%
10-year period ended 3-31-19	14.75%	14.50%	14.54%	15.13%	15.73%	—	15.05%	15.51%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	13.48%	—	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

IVY LARGE CAP GROWTH FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Cable & Satellite – 0.7%		
Comcast Corp., Class A	771	$ 30,813
Interactive Home Entertainment – 1.6%		
Electronic Arts, Inc. (A)	680	69,078
Interactive Media & Services – 8.1%		
Alphabet, Inc., Class A (A)	185	217,225
Alphabet, Inc., Class C (A)	60	70,034
Facebook, Inc., Class A (A)	411	68,460
		355,719
Total Communication Services – 10.4%		455,610
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 3.0%		
V.F. Corp.	1,531	133,098
Automobile Manufacturers – 1.4%		
Ferrari N.V.	456	60,986
Footwear – 2.7%		
NIKE, Inc., Class B	1,378	116,083
Home Improvement Retail – 2.3%		
Home Depot, Inc. (The)	513	98,363
Internet & Direct Marketing Retail – 7.0%		
Amazon.com, Inc. (A)	121	215,530
Booking Holdings, Inc. (A)	52	89,955
		305,485
Specialty Stores – 1.2%		
Ulta Beauty, Inc. (A)	156	54,472
Total Consumer Discretionary – 17.6%		768,487
Consumer Staples		
Personal Products – 2.2%		
Estee Lauder Co., Inc. (The), Class A	574	94,948
Soft Drinks – 0.4%		
Monster Beverage Corp. (A)	347	18,964
Total Consumer Staples – 2.6%		113,912
Financials		
Financial Exchanges & Data – 4.7%		
CME Group, Inc.	876	144,090
S&P Global, Inc.	292	61,575
		205,665
Investment Banking & Brokerage – 0.5%		
Charles Schwab Corp. (The)	454	19,421
Total Financials – 5.2%		225,086
Health Care		
Health Care Equipment – 5.8%		
Abiomed, Inc. (A)	137	$ 39,154
Danaher Corp.	897	118,455
Intuitive Surgical, Inc. (A)	165	93,946
		251,555
Life Sciences Tools & Services – 1.3%		
Illumina, Inc. (A)	186	57,757
Managed Health Care – 1.8%		
UnitedHealth Group, Inc.	311	76,997
Pharmaceuticals – 5.2%		
Elanco Animal Health, Inc. (A)	131	4,208
Pfizer, Inc.	2,342	99,452
Zoetis, Inc.	1,229	123,703
		227,363
Total Health Care – 14.1%		613,672
Industrials		
Aerospace & Defense – 2.7%		
Boeing Co. (The)	163	62,248
Northrop Grumman Corp.	215	57,937
		120,185
Construction Machinery & Heavy Trucks – 0.9%		
Caterpillar, Inc.	307	41,541
Industrial Machinery – 0.7%		
Stanley Black & Decker, Inc.	226	30,761
Railroads – 1.2%		
Union Pacific Corp.	303	50,593
Research & Consulting Services – 5.9%		
CoStar Group, Inc. (A)	237	110,378
Verisk Analytics, Inc., Class A	1,108	147,300
		257,678
Trucking – 1.5%		
J.B. Hunt Transport Services, Inc.	631	63,905
Total Industrials – 12.9%		564,663
Information Technology		
Application Software – 7.7%		
Adobe, Inc. (A)	466	124,232
Intuit, Inc.	519	135,619
salesforce.com, Inc. (A)	478	75,657
		335,508
Data Processing & Outsourced Services – 12.3%		
FleetCor Technologies, Inc. (A)	205	50,550
MasterCard, Inc., Class A	657	154,773
PayPal, Inc. (A)	1,295	134,505
Visa, Inc., Class A	1,274	198,939
		538,767
Internet Services & Infrastructure – 2.6%		
VeriSign, Inc. (A)	620	$ 112,513
Systems Software – 7.9%		
Microsoft Corp.	2,925	344,986
Technology Hardware, Storage & Peripherals – 4.6%		
Apple, Inc.	1,050	199,385
Total Information Technology – 35.1%		1,531,159
Real Estate		
Specialized REITs – 1.8%		
American Tower Corp., Class A	390	76,775
Total Real Estate – 1.8%		76,775
TOTAL COMMON STOCKS – 99.7%		$4,349,364
(Cost: $2,538,752)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 0.3%		
Clorox Co. (The), 2.705%, 4-2-19	$4,000	3,999
J.M. Smucker Co. (The), 2.651%, 4-1-19	3,728	3,727
Wisconsin Gas LLC, 2.564%, 4-2-19	5,200	5,198
		12,924
Master Note – 0.1%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (C)	4,363	4,363
United States Government Agency Obligations – 0.0%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.440%, 4-7-19 (C)	2,000	2,000
TOTAL SHORT-TERM SECURITIES – 0.4%		$ 19,287
(Cost: $19,290)		
TOTAL INVESTMENT SECURITIES – 100.1%		$4,368,651
(Cost: $2,558,042)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.1)%		(5,708)
NET ASSETS – 100.0%		$4,362,943

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Rate shown is the yield to maturity at March 31, 2019.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$4,349,364	$ —	$ —
Short-Term Securities	—	19,287	—
Total	$4,349,364	$19,287	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

(UNAUDITED)



Susan Regan

Below, Susan K. Regan, portfolio manager of Ivy Limited-Term Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. She has managed the Fund since 2014 and has 31 years industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Limited-Term Bond Fund (Class A shares at net asset value)	2.95%
Ivy Limited-Term Bond Fund (Class A shares including sales charges)	0.41%

Benchmark(s) and/or Lipper and Morningstar Category

Bloomberg Barclays 1-5 Year U.S. Government/Credit Index (generally reflects the performance of securities representing the bond market that have maturities between 1 and 5 years)	3.54%
Lipper Short-Intermediate Investment Grade Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	3.21%
Morningstar Short-Term Bond Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.97%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

Performance

The Fund had a positive return, but underperformed its benchmark and Morningstar peers for the fiscal year ended March 31, 2019.

Market Perspective

The front end of the U.S. Treasury curve was on a roller coaster ride the last twelve months. The 2-year U.S. Treasury Note began the period at a yield of 2.27%, climbed as high as 2.97% in November and ended up at 2.26%, back where it started. The 5-year U.S. Treasury Note began the period at 2.56%, rose to 3.09% in November, then fell to 2.23% to finish the fiscal year.

The U.S. Federal Reserve (Fed) engaged in three interest rate hikes over the twelve months, raising rates 0.25-percentage points at each of its June, September and December meetings. The yield curve partially inverted in December 2018, when the yields on both the 3-year U.S. Treasury Note and the 5-year U.S. Treasury Note fell below that of the 2-year U.S. Treasury Note. That relationship was maintained through the rest of the calendar year and throughout the first quarter of 2019.

Another yield curve measure watched closely by the Fed is the difference between the 10-year U.S. Treasury Note and the three-month U.S. Treasury Bill. The difference was positive until March 22, 2019, when it inverted slightly. The inversion lasted five business days. Historically, an inverted yield curve implies a forthcoming recession, but the time lag can be significant — typically six to 24 months following the inversion.

Corporate bonds exhibited significant volatility during the fiscal year — two quarters had positive excess returns over duration-matched U.S. Treasuries and two quarters had negative excess returns. The Bloomberg Barclays U.S. Credit Index showed that across the entire maturity spectrum, investment grade credit generated an excess return of just 30 basis points for the entire twelve-month period. We began reducing the Fund's overweight in investment grade credit during the second quarter of 2018. We believed credit performance in 2018 was not going to repeat the strong returns from the previous two years. Our allocation shifted from a strong overweight to a slight overweight.

We increased our allocation to U.S. Treasuries with the proceeds from selling corporate bonds. Liquidity has been a popular topic in the fixed income universe; we believe that our allocation to U.S. Treasuries, as well as highly liquid corporate bonds, will serve the Fund well should liquidity become an issue. We also have kept a reasonably high allocation to cash, invested in short-term commercial paper, over the course of the last year, as these short instruments have been attractive investments for a short-duration fund.

Several factors contributed to spreads widening in 2018. Trade policy, tax policy, tariffs and tweets from President Donald Trump impacted the overall market and individual corporations. With one quarter complete in 2019, many of those issues are still front and center. Uncertainty about the trade policy with China continues to be a dominant concern.

The first quarter of 2019 was a better quarter for credit spreads and the equity market, as much of the deterioration in the fourth quarter of 2018 was reversed. Much of this reversal in credit and equities was the message change from the Fed. After raising rates in December for the ninth time in this tightening cycle, which began in 2015, the Fed started a new message of "patience" in January. Following the January Federal Open Market Committee (FOMC) meeting, Fed Chairman Jerome Powell implied that rate hikes were off the table for the remainder of the year. This greatly surprised the markets, as the message in December was to expect two hikes in 2019. The new messaging caused a rally in the U.S. Treasury market, which also was boosted by the partial government shutdown, weakening domestic and global economic data, ongoing Brexit drama and the continued trade war with China.

Outlook

The FOMC's March meeting included the plan to end the balance sheet reduction program in September. Chairman Powell expressed satisfaction with strong employment and low inflationary pressures. He believes the Fed can afford to be patient and help keep the economy plugging along until inflation continually exceeds the 2% target. This should keep interest rates lower for longer and opens the possibility that the Fed hiking cycle is over. As usual, the Fed counseled patience and maintained their desire to let data guide future decisions.

We believe the Fed intends to keep interest rates at current levels until economic data tells it a move higher or lower is needed. We don't see recession on the immediate horizon. We believe the Fund is in a good position with plenty of liquidity. We have seen deterioration in credit quality in the investment grade universe and feel comfortable with our current credit allocation which is close to that of the benchmark. We feel we are in the later innings of the credit cycle and have positioned the Fund more defensively the last few quarters. We have an allocation to mortgage-backed securities, primarily short commercial mortgage-backed securities, to help generate total return for the Fund without adding more corporate credit.

We are fully aware that the preservation of capital is of the highest importance in a fund of this type and we will continue to seek to manage the risks involved in a prudent manner, while aiming to earn a fair and reasonable return.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB), are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Limited-Term Bond Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Bonds	91.9%
United States Government and Government Agency Obligations	52.0%
Corporate Debt Securities	37.0%
Municipal Bonds — Taxable	1.6%
Mortgage-Backed Securities	0.7%
Asset-Backed Securities	0.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	8.1%

Quality Weightings

Investment Grade	88.9%
AAA	36.9%
AA	9.7%
A	13.2%
BBB	29.1%
Non-Investment Grade	3.0%
BB	1.3%
Non-rated	1.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	8.1%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



Ivy Limited-Term Bond Fund, Class A Shares[1]	$11,912
Bloomberg Barclays 1-5 Year U.S. Government/Credit Index	$12,428

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	0.41%	-1.93%	2.20%	0.35%	3.19%	3.36%	2.60%	2.95%
5-year period ended 3-31-19	0.83%	0.28%	0.59%	0.74%	1.59%	—	0.98%	1.34%
10-year period ended 3-31-19	1.77%	1.34%	1.28%	1.68%	2.28%	—	—	2.03%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	1.72%	0.67%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 2.50%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS

IVY LIMITED-TERM BOND FUND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
American Airlines Class AA Pass Through Certificates, Series 2016-2, 3.200%, 6-15-28	$2,699	$ 2,637
SBA Tower Trust, Series 2016-1 (GTD by SBA Guarantor LLC and SBA Holdings LLC), 2.877%, 7-9-21 (A)	5,500	5,451
TOTAL ASSET-BACKED SECURITIES – 0.6%		**$ 8,088**

(Cost: $8,209)

CORPORATE DEBT SECURITIES

Communication Services

Cable & Satellite – 0.4%
Comcast Corp. (GTD by Comcast Cable Communications and NBCUniversal):
3.300%, 10-1-20	3,275	3,306
3.450%, 10-1-21	2,500	2,550
		5,856

Wireless Telecommunication Service – 0.4%
| Crown Castle Towers LLC, 3.222%, 5-15-22 (A) | 4,830 | 4,842 |

| **Total Communication Services – 0.8%** | | **10,698** |

Consumer Discretionary

Auto Parts & Equipment – 0.4%
| Lear Corp., 5.375%, 3-15-24 | 4,575 | 4,702 |

Automobile Manufacturers – 0.4%
| Volkswagen Group of America, Inc., 3.875%, 11-13-20 (A) | 5,000 | 5,062 |

General Merchandise Stores – 0.8%
Dollar General Corp., 3.250%, 4-15-23	2,137	2,150
Family Dollar Stores, Inc., 5.000%, 2-1-21	8,509	8,749
		10,899

| **Total Consumer Discretionary – 1.6%** | | **20,663** |

Consumer Staples

Brewers – 0.2%
| Molson Coors Brewing Co., 2.250%, 3-15-20 | 2,750 | 2,732 |

Distillers & Vintners – 0.5%
| Constellation Brands, Inc., 2.250%, 11-6-20 | 7,000 | 6,930 |

Packaged Foods & Meats – 0.4%
| Smithfield Foods, Inc., 2.700%, 1-31-20 (A) | 5,000 | 4,965 |

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Soft Drinks – 0.2% PepsiCo, Inc., 3.100%, 7-17-22	$ 2,082	$ 2,122

Tobacco – 1.1%
Altria Group, Inc. (GTD by Philip Morris USA, Inc.), 3.490%, 2-14-22	5,040	5,121
B.A.T Capital Corp., 2.297%, 8-14-20	8,965	8,877
		13,998

| **Total Consumer Staples – 2.4%** | | **30,747** |

Energy

Oil & Gas Equipment & Services – 0.6%
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.):
2.800%, 2-15-21	2,500	2,502
3.500%, 2-1-22	5,000	5,097
		7,599

Oil & Gas Exploration & Production – 1.1%
Aker BP ASA, 6.000%, 7-1-22 (A)	2,360	2,431
EQT Corp., 8.125%, 6-1-19	11,520	11,616
		14,047

Oil & Gas Storage & Transportation – 2.6%
Enbridge, Inc., 2.900%, 7-15-22	2,913	2,905
EQT Midstream Partners L.P., 4.750%, 7-15-23	3,500	3,571
Kinder Morgan Energy Partners L.P.:		
3.500%, 3-1-21 (B)	4,500	4,544
3.450%, 2-15-23 (B)	6,590	6,668
Midwest Connector Capital Co. LLC, 3.625%, 4-1-22 (A)	2,000	2,029
Plains All American Pipeline L.P. and PAA Finance Corp., 3.850%, 10-15-23	8,200	8,282
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.), 4.400%, 4-1-21 (B)	5,700	5,852
		33,851

| **Total Energy – 4.3%** | | **55,497** |

Financials

Asset Management & Custody Banks – 0.6%
| Ares Capital Corp., 3.875%, 1-15-20 | 7,280 | 7,315 |

Consumer Finance – 4.4%
| Ally Financial, Inc., 4.125%, 3-30-20 | 10,896 | 10,968 |
| Discover Bank, 3.100%, 6-4-20 | 4,025 | 4,034 |

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Finance (Continued)		
Ford Motor Credit Co. LLC:		
2.681%, 1-9-20	$ 3,700	$ 3,684
2.459%, 3-27-20	7,415	7,356
3.470%, 4-5-21	1,000	990
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.):		
2.400%, 5-9-19	5,115	5,113
3.200%, 7-6-21	5,000	4,979
4.200%, 11-6-21	5,260	5,360
Hyundai Capital America, 2.550%, 4-3-20 (A)	3,600	3,574
Synchrony Financial, 3.000%, 8-15-19	10,525	10,528
		56,586

Diversified Banks – 4.8%
Bank of America Corp.:		
4.100%, 7-24-23	2,850	2,981
4.000%, 4-1-24	3,500	3,644
BB&T Corp., 3.050%, 6-20-22	4,900	4,929
Citizens Bank N.A., 3.250%, 2-14-22	3,250	3,281
Cooperatieve Rabobank U.A., 3.875%, 9-26-23 (A)	5,000	5,150
Danske Bank A.S., 5.000%, 1-12-22 (A)	5,250	5,377
Huntington Bancshares, Inc., 4.000%, 5-15-25 (B)	5,250	5,463
KeyBank N.A., 2.300%, 9-14-22	4,000	3,945
Korea Development Bank, 3.250%, 2-19-24	1,750	1,780
Mitsubishi UFJ Financial Group, Inc.:		
3.535%, 7-26-21	3,250	3,296
2.998%, 2-22-22	2,000	2,005
Mizuho Financial Group, Inc., 2.953%, 2-28-22	4,400	4,400
Northern Trust Corp., 2.375%, 8-2-22	7,525	7,439
U.S. Bancorp, 5.125%, 1-15-67	8,000	8,102
		61,792

Diversified Capital Markets – 0.2%
| Deutsche Bank AG, 4.250%, 10-14-21 | 2,125 | 2,136 |

Investment Banking & Brokerage – 1.8%
Goldman Sachs Group, Inc. (The):
3.000%, 4-26-22	1,750	1,749
3.500%, 1-23-25	6,459	6,442
5.700%, 12-29-49	3,500	3,500
Morgan Stanley, 4.875%, 11-1-22	9,450	9,977
Morgan Stanley (3-Month U.S. LIBOR plus 110 bps), 3.729%, 5-31-23 (C)	1,700	1,700
		23,368

SCHEDULE OF INVESTMENTS IVY LIMITED-TERM BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Life & Health Insurance – 0.1%		
Athene Global Funding, 2.750%, 4-20-20 (A)	$ 1,585	$ 1,581
Other Diversified Financial Services – 2.0%		
Citigroup, Inc.:		
2.700%, 3-30-21	4,893	4,889
3.750%, 6-16-24 (B)	4,500	4,661
JPMorgan Chase & Co.:		
2.972%, 1-15-23	4,087	4,087
3.125%, 1-23-25 (B)	3,165	3,170
3.000%, 2-27-30 (D)	3,390	3,278
USAA Capital Corp., 2.450%, 8-1-20 (A)	5,315	5,309
		25,394
Property & Casualty Insurance – 0.4%		
ACE INA Holdings, Inc. (GTD by ACE Ltd.), 2.300%, 11-3-20	5,500	5,473
Regional Banks – 1.5%		
KeyCorp, 4.150%, 10-29-25	4,119	4,339
PNC Bank N.A., 2.550%, 12-9-21	4,000	3,975
PNC Financial Services Group, Inc. (The), 3.500%, 1-23-24	6,238	6,409
SunTrust Banks, Inc., 3.200%, 4-1-24	4,900	4,938
		19,661
Specialized Finance – 1.6%		
Corporacion Andina de Fomento, 3.250%, 2-11-22	7,000	7,026
International Lease Finance Corp., 6.250%, 5-15-19	11,500	11,542
Syngenta Finance N.V., 3.698%, 4-24-20 (A)	2,250	2,258
		20,826
Total Financials – 17.4%		224,132
Health Care		
Biotechnology – 0.2%		
Amgen, Inc., 2.200%, 5-11-20	2,625	2,613
Health Care Supplies – 0.1%		
Stryker Corp., 2.625%, 3-15-21	710	708
Managed Health Care – 0.5%		
Halfmoon Parent, Inc., 3.200%, 9-17-20 (A)	6,900	6,933
Pharmaceuticals – 0.3%		
Bayer U.S. Finance II LLC, 3.875%, 12-15-23(A)	3,500	3,528
Total Health Care – 1.1%		13,782

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials		
Aerospace & Defense – 1.3%		
BAE Systems Holdings, Inc., 6.375%, 6-1-19 (A)	$10,893	$ 10,948
BAE Systems plc, 4.750%, 10-11-21 (A)	2,727	2,838
Northrop Grumman Corp., 3.250%, 8-1-23	2,957	2,994
		16,780
Airlines – 0.6%		
Aviation Capital Group Corp., 2.875%, 1-20-22 (A)	4,000	3,940
Delta Air Lines, Inc., 3.400%, 4-19-21	4,550	4,569
		8,509
Environmental & Facilities Services – 0.2%		
Waste Management, Inc. (GTD by Waste Management Holdings, Inc.), 2.400%, 5-15-23	2,305	2,267
Industrial Conglomerates – 0.4%		
General Electric Capital Corp., 5.012%, 1-1-24	4,811	4,836
Total Industrials – 2.5%		32,392
Information Technology		
Communications Equipment – 0.3%		
L-3 Communications Corp., 3.950%, 5-28-24	4,280	4,398
Data Processing & Outsourced Services – 0.4%		
Visa, Inc., 2.800%, 12-14-22	5,350	5,404
Semiconductors – 0.3%		
Broadcom Corp. and Broadcom Cayman Finance Ltd. (GTD by Broadcom Ltd.), 2.375%, 1-15-20	3,624	3,606
Systems Software – 1.0%		
CA, Inc., 5.375%, 12-1-19	8,297	8,410
Microsoft Corp., 2.875%, 2-6-24	4,000	4,050
		12,460
Total Information Technology – 2.0%		25,868
Materials		
Specialty Chemicals – 0.8%		
Methanex Corp., 3.250%, 12-15-19	10,632	10,625
Total Materials – 0.8%		10,625

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Real Estate		
Specialized REITs – 1.9%		
American Tower Corp.:		
5.900%, 11-1-21	$7,200	$ 7,709
2.250%, 1-15-22	7,400	7,289
Crown Castle International Corp.:		
2.250%, 9-1-21	3,000	2,957
4.875%, 4-15-22	3,099	3,267
5.250%, 1-15-23	2,745	2,949
		24,171
Total Real Estate – 1.9%		24,171
Utilities		
Electric Utilities – 2.2%		
CenterPoint Energy, Inc., 2.500%, 9-1-22	4,000	3,918
Duke Energy Carolinas LLC, 2.500%, 3-15-23	5,000	4,970
Entergy Texas, Inc., 2.550%, 6-1-21	7,225	7,134
MidAmerican Energy Co., 3.700%, 9-15-23	3,000	3,113
National Rural Utilities Cooperative Finance Corp., 2.400%, 4-25-22	4,975	4,942
Virginia Electric and Power Co., Series C, 2.750%, 3-15-23	3,940	3,933
		28,010
Total Utilities – 2.2%		28,010
TOTAL CORPORATE DEBT SECURITIES – 37.0%		$476,585

(Cost: $474,512)

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 0.2%		
Bear Stearns Deutsche Bank Trust, Commercial Mortgage Pass-Through Certificates, Series 2005-AFR1, Class C, 5.097%, 9-15-27 (A)	2,500	2,521
Non-Agency REMIC/CMO – 0.5%		
JPMorgan Chase Commercial Mortgage Securities Trust, Commerical Mortage Pass-Through Certificates, Series 2014-FRR1, 4.286%, 11-27-49 (A)	6,500	6,452
TOTAL MORTGAGE-BACKED SECURITIES – 0.7%		$ 8,973

(Cost: $9,145)

MUNICIPAL BONDS – TAXABLE	Principal	Value
California – 0.9%		
CA Various Purp GO Bonds, 7.700%, 11-1-30	$10,050	$10,864
Texas – 0.7%		
Dallas Independent Sch Dist, Unlimited Tax Sch Bldg Bonds, Ser 2010C, 6.450%, 2-15-35	5,650	6,039
Katy Independent Sch Dist (Fort Bend, Harris and Waller Cntys, TX), Unlimited Tax Sch Bldg Bonds, Ser 2010D, 6.349%, 2-15-41	3,140	3,241
		9,280
TOTAL MUNICIPAL BONDS – TAXABLE – 1.6%		**$20,144**

(Cost: $20,240)

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS	Principal	Value
Agency Obligations – 0.5%		
U.S. Department of Transportation, 6.001%, 12-7-21 (A)	5,670	6,186
Mortgage-Backed Obligations – 13.3%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 250 bps), 4.990%, 11-25-24 (A)(C)	4,583	4,617
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 255 bps), 5.040%, 6-25-27 (A)(C)	2,218	2,227
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 1-Month U.S. LIBOR):		
5.740%, 6-25-21 (A)(C)	3,115	3,127
6.490%, 9-25-22 (A)(C)	1,436	1,452
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 3-year U.S. Treasury index):		
5.502%, 4-25-20 (A)(C)	4,950	5,057
3.390%, 7-25-22 (A)(C)	3,000	3,025
3.976%, 2-25-46 (A)(C)	390	396
3.630%, 11-25-47 (A)(C)	3,500	3,520
3.540%, 2-25-48 (A)(C)	3,745	3,756
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 5-year U.S. Treasury index):		
3.487%, 11-25-23 (A)(C)	1,500	1,457
3.579%, 11-25-23 (A)(C)	10,900	10,805
4.336%, 12-25-44 (A)(C)	17,000	17,611
3.871%, 5-25-45 (A)(C)	6,500	6,665
3.557%, 6-25-45 (A)(C)	1,000	999
3.630%, 7-25-46 (A)(C)	3,000	3,005
3.500%, 8-25-46 (A)(C)	2,250	2,275
4.606%, 11-25-46 (A)(C)	8,000	8,311
3.565%, 11-25-47 (A)(C)	2,050	2,070

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
3.540%, 2-25-48 (A)(C)	$ 4,000	$ 4,048
3.880%, 2-25-50 (A)(C)	6,142	6,173
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index):		
4.055%, 5-25-25 (A)(C)	985	994
3.637%, 8-25-48 (A)(C)	1,490	1,434
3.779%, 10-25-48 (A)(C)	5,825	5,878
3.675%, 11-25-49 (A)(C)	5,050	5,025
3.647%, 11-25-50 (A)(C)	9,850	9,823
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 4-1-20	31	32
3.000%, 9-1-28	6,491	6,556
3.000%, 5-15-44	2,237	2,263
Federal National Mortgage Association Agency REMIC/CMO, 2.000%, 6-25-39	10,413	10,257
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
4.478%, 12-1-19	3,595	3,625
4.646%, 7-1-20	2,102	2,136
4.381%, 6-1-21	7,433	7,705
5.500%, 2-1-22	182	184
2.000%, 10-25-41	10,542	10,251
2.000%, 12-25-42	1,215	1,204
2.500%, 7-25-45	1,941	1,905
2.500%, 9-25-45	3,146	3,145
Government National Mortgage Association Agency REMIC/CMO, 2.000%, 3-16-42	4,811	4,701
Government National Mortgage Association Fixed Rate Pass-Through Certificates, 3.500%, 4-20-34	3,916	3,949
		171,663
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 13.8%		**$177,849**

(Cost: $178,729)

UNITED STATES GOVERNMENT OBLIGATIONS		
Treasury Obligations – 38.2%		
U.S. Treasury Notes:		
2.375%, 4-30-20	32,000	31,993
2.500%, 6-30-20	9,000	9,013
2.625%, 7-31-20	50,000	50,164
2.125%, 8-31-20	4,000	3,987
2.625%, 8-31-20	8,000	8,029
2.750%, 9-30-20	20,500	20,620
2.875%, 10-31-20	39,150	39,473
2.500%, 12-31-20	8,000	8,025
2.000%, 1-15-21	11,500	11,438
2.500%, 1-31-21	5,000	5,018
2.500%, 2-28-21	6,000	6,024
2.625%, 5-15-21	20,000	20,144

UNITED STATES GOVERNMENT OBLIGATIONS (Continued)	Principal	Value
Treasury Obligations (Continued)		
2.250%, 7-31-21	$27,000	$ 26,993
2.750%, 8-15-21	25,000	25,283
2.750%, 9-15-21	3,600	3,643
2.875%, 10-15-21	18,700	18,989
2.000%, 10-31-21	5,000	4,970
2.000%, 12-31-21	5,000	4,971
2.000%, 2-15-22	11,000	10,934
1.750%, 5-31-22	16,000	15,769
2.000%, 7-31-22	16,500	16,382
2.000%, 10-31-22	17,500	17,366
2.125%, 12-31-22	25,000	24,908
2.500%, 3-31-23	30,950	31,275
2.750%, 4-30-23	17,000	17,342
2.875%, 9-30-23	31,250	32,101
2.875%, 10-31-23	21,000	21,582
2.125%, 2-29-24	5,250	5,222
		491,658
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 38.2%		**$491,658**

(Cost: $485,776)

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 6.8%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 2.681%, 4-3-19	2,000	1,999
AT&T, Inc., 2.960%, 5-30-19	14,000	13,931
Energy Transfer L.P., 3.051%, 4-1-19	10,638	10,635
General Motors Financial Co., Inc.:		
3.116%, 4-1-19	5,000	4,999
3.220%, 5-13-19	5,000	4,981
International Paper Co., 2.714%, 4-5-19	6,000	5,997
Mondelez International, Inc., 3.021%, 4-9-19	5,000	4,996
Sherwin-Williams Co. (The):		
2.804%, 4-1-19	13,000	12,997
2.680%, 4-22-19	4,000	3,994
Walgreens Boots Alliance, Inc.:		
2.930%, 5-1-19	3,468	3,460
2.930%, 6-18-19	20,000	19,872
		87,861
Master Note – 0.8%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (F)	9,904	9,904

SCHEDULE OF INVESTMENTS IVY LIMITED-TERM BOND FUND *(in thousands)*

SHORT-TERM SECURITIES (Continued)	Principal	Value
Money Market Funds – 0.0%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (G)(H)	$259	$ 259
TOTAL SHORT-TERM SECURITIES – 7.6%		$ 98,024
(Cost: $98,021)		
TOTAL INVESTMENT SECURITIES – 99.5%		$ 1,281,321
(Cost: $1,274,632)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.5%		7,014
NET ASSETS – 100.0%		$1,288,335

Notes to Schedule of Investments

(A)Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2019 the total value of these securities amounted to $205,125 or 15.9% of net assets.

(B)All or a portion of securities with an aggregate value of $254 are on loan.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(D)Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2019.

(E)Rate shown is the yield to maturity at March 31, 2019.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(G)Investment made with cash collateral received from securities on loan.

(H)Rate shown is the annualized 7-day yield at March 31, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$ 8,088	$ —
Corporate Debt Securities	—	476,585	—
Mortgage-Backed Securities	—	8,973	—
Municipal Bonds	—	20,144	—
United States Government Agency Obligations	—	177,849	—
United States Government Obligations	—	491,658	—
Short-Term Securities	259	97,765	—
Total	$259	$1,281,062	$ —

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REMIC = Real Estate Mortgage Investment Conduit
REIT = Real Estate Investment Trust



John C. Maxwell



Aaron Young

Below, John C. Maxwell, CFA and Aaron D. Young, portfolio managers of the Ivy Managed International Opportunities Fund, discuss the positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Maxwell and Mr. Young have managed the Fund since October 2016. Mr. Maxwell has 27 years of industry experience and Mr. Young has 13 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Managed International Opportunities Fund (Class A shares at net asset value)	-7.32%
Ivy Managed International Opportunities Fund (Class A shares including sales charges)	-12.62%

Benchmark(s) and Morningstar Category

MSCI AC World ex USA Index (generally reflects the performance of overseas stocks)	-4.22%
Morningstar Foreign Large Blend Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	-5.01%

Please note that Fund returns include applicable fees and expenses, whereas index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

A year in review

During the fiscal year, global equity markets experienced a significant amount of volatility, with the MSCI AC World ex USA Index posting a single-digit decline. A notable fourth quarter of 2018 sell off led all major regional equity indices down, with the U.S. dollar rallying, oil prices declining approximately 40% and the U.S. Treasury yield curve flattening. After years of strong performance, equity valuations contracted as investors discounted an increasingly long list of risk factors, including: U.S. Federal Reserve (Fed) tightening, disturbing trade rhetoric, the U.S. government shutdown, ongoing Brexit concerns, continued fiscal challenges in the European Union, slower growth in China, a downturn in leading economic indicators in the U.S. that could signify peak earnings growth as fiscal stimulus runs off, and tightening financial conditions, to name a few.

Global equity markets rebounded sharply in the first quarter of 2019, precipitated by a pivot in monetary policy by the Fed in late December, which announced a sudden pause in its plan to increase interest rates given weakening economic data and tightening financial conditions. Additional optimism fueled a strong equity market rally throughout the first quarter of 2019 driven by a positive turn in rhetoric around the U.S.-China trade dispute, Chinese economic stimulus measures, a re-opening of the U.S. government and relief that corporate earnings reports did not materially lower forward-looking earnings guidance.

Fund review

For the fiscal year ended March 31, 2019, the Fund posted a negative return and underperformed its benchmark index and peer group average. The Fund's performance reflected the mix of returns of the underlying funds and the allocation weightings to them. The underlying funds that positively contributed to the Fund's performance included the Ivy Global Income Allocation Fund (no longer an investment option for the Fund), the Ivy Global Growth Fund, and Ivy European Opportunities Fund (no longer an investment option for the Fund). The Fund benefitted from its exposures to U.S.-denominated securities, growth styles and more defensive exposures. The most significant detractors to performance during the fiscal period were the Ivy International Core Equity Fund, Ivy Emerging Market Equity Fund, Ivy Pzena International Value Fund and Ivy International Small Cap Fund as value and smaller capitalization style strategies relatively underperformed during the fiscal year. Emerging-market equities experienced a significant draw-down in the first six months of the fiscal period during which the U.S dollar rallied significantly. The Fund ended the fiscal year with the following target asset allocation: Ivy International Core Equity Fund 35%, Ivy Pzena International Value Fund 20%, Ivy Emerging Markets Equity Fund 15%, and a 10% allocation each to Ivy Global Growth Fund, Ivy International Small Cap Fund and Ivy Global Equity Income Fund. At fiscal year end, about 87% of the Fund was invested in foreign equities, 10% in domestic equities and 3% in cash and cash equivalents.

Outlook ahead

Our outlook remains balanced. Global growth remains tepid, but signs of improvement are emerging in economic data. In our view, many risk factors that precipitated the sell-off in the fourth quarter of 2018 have abated. First and foremost, the

Fed has halted its hiking cycle, has signaled its willingness to be flexible in its balance sheet normalization process and has signaled the possibility of a change in monetary policy framework that may lead them to a more dovish policy stance.

Following a deleveraging phase in China, policy makers there have implemented measures to stimulate growth, including looser monetary policy, tax cuts and fee reductions as well as increased lending to the private sector, including new infrastructure investments through local government special purpose bonds. These measures operate with a lag and our economists anticipate these factors will be a tailwind to growth in the coming quarters.

We believe the rhetoric around the U.S.-China trade dispute has improved and the market expects a deal to be reached in the coming months. As many of the bearish dynamics that hindered returns in 2018 are alleviated in 2019 we anticipate global growth to improve modestly from a relatively low base.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks, including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The performance of the Fund will depend on the success of the allocations among the chosen underlying funds. Investing in a single region involves greater risk and potential reward than investing in a more diversified fund. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Managed International Opportunities Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

**Ivy Managed International Opportunities Fund –
Asset Allocation**

Ivy International Core Equity Fund, Class N	34.9%
Ivy Pzena International Value Fund, Class N	19.3%
Ivy Emerging Markets Equity Fund, Class N	15.4%
Ivy Global Equity Income Fund, Class N	10.2%
Ivy Global Growth Fund, Class N	10.2%
Ivy International Small Cap Fund, Class N	9.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	0.2%

The percentages of investments in the underlying funds may not currently be within the target allocation ranges disclosed in the Fund's prospectus due to market movements; these percentages are expected to change over time, and deviation from the target allocation ranges due to market movements is permitted by the prospectus.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

(UNAUDITED)



——— Ivy Managed International Opportunities Fund, Class A Shares[1]	$20,575
········ MSCI AC World ex U.S.A. Index	$23,348

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) *The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-12.62%	-11.83%	-8.32%	-9.53%	-7.03%	-7.03%	-7.47%	-7.24%
5-year period ended 3-31-19	1.57%	1.72%	1.98%	2.35%	3.09%	—	2.62%	2.88%
10-year period ended 3-31-19	7.48%	7.43%	7.34%	7.95%	8.42%	—	—	8.20%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	1.12%	4.42%	—

(2) *Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3) *Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4) *Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5) *7-5-17 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND *(in thousands)*

MARCH 31, 2019

AFFILIATED MUTUAL FUNDS	Shares	Value
Ivy Emerging Markets Equity Fund, Class N	1,394	$ 27,703
Ivy Global Equity Income Fund, Class N	1,534	18,288
Ivy Global Growth Fund, Class N	414	18,367
Ivy International Core Equity Fund, Class N	3,716	62,842
Ivy International Small Cap Fund, Class N	1,604	17,580
Ivy Pzena International Value Fund, Class N	2,262	34,702
TOTAL AFFILIATED MUTUAL FUNDS – 99.8%		$179,482
(Cost: $175,617)		

SHORT-TERM SECURITIES	Principal	Value
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (A)	$317	$ 317
TOTAL SHORT-TERM SECURITIES – 0.2%		$ 317
(Cost: $317)		
TOTAL INVESTMENT SECURITIES – 100.0%		$179,799
(Cost: $175,934)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		11
NET ASSETS – 100.0%		$179,810

Notes to Schedule of Investments

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Affiliated Mutual Funds	$179,482	$ —	$ —
Short-Term Securities	—	317	—
Total	$179,482	$317	$ —

The following acronym is used throughout this schedule:

LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.



Kimberly A. Scott



Nathan A. Brown

Below, Kimberly A. Scott, CFA, and Nathan A. Brown, CFA, co-portfolio managers of Ivy Mid Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Ms. Scott has managed the Fund since 2001 and has 32 years of industry experience. Mr. Brown became co-portfolio manager in October 2016 and has 19 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Mid Cap Growth Fund (Class A shares at net asset value)	15.72%
Ivy Mid Cap Growth Fund (Class A shares including sales charges)	9.08%

Benchmark(s) and/or Lipper and Morningstar Category

Russell Midcap Growth Index	11.51%
(generally reflects the performance of securities that represent the mid-cap sector of the stock market)	
Lipper Mid-Cap Growth Funds Universe Average	9.74%
(generally reflects the performance of the universe of funds with similar investment objectives)	
Morningstar Mid-Cap Growth Category Average	8.04%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

The mid-cap growth sector of the market, as measured by the Russell Midcap Growth Index, the Fund's benchmark, gained 11.51% in the 12-month period ended March 31, 2019. During the same period, the Fund gained 15.72%, soundly outperforming the index and its peer universe averages before accounting for sales charges.

Contributors and detractors over the period

Very strong results in our consumer discretionary sector drove the positive relative return for the Fund in the measurement period, with stock selection key to the outperformance along with a notable overweight to that sector. The health care, industrials and financials sectors also made positive contributions to performance based on a combination of strong stock selection and an overweight to each sector. Positive stock selection was also notable in information technology, though an underweight to the sector was a net drag on performance for the fiscal year. Other sectors where the Fund saw a negative contribution were consumer staples, communication services, real estate and materials. Cash and equity options were 20 and 11 basis points to the negative, respectively.

Our consumer discretionary sector exposure made the greatest positive contribution to the Fund's return for the fiscal year. We were overweight this outperforming sector, and very strong returns across most of our well-diversified group of names continued as consumer confidence was relatively healthy throughout the fiscal year, buoyed by the tax reforms signed into law in late 2017 and continued solid job and wage growth. Strong names included the fast-casual restaurant Chipotle Mexican Grill, Inc., which posted strong sales performance throughout the fiscal year as management's initiatives in the e-commerce area began to take hold; MercadoLibre, Inc., the Latin American focused e-commerce company, which demonstrated strong growth after emerging from a significant corporate investment period; Ulta Beauty Inc., which had strong same store sales growth and margin expansion in the uber-competitive retail space and demonstrated an early adeptness in balancing "traditional" beauty products with the growing health and wellness categories; and lululemon athletica, Inc., which designs and sells athletic apparel in the increasingly popular and growing athleisure segment. Notable detractors on the year were Duluth Holdings, Inc., which struggled with systems integration and same store productivity in 2018, and GrubHub, Inc., an online restaurant food ordering and delivery service, which experienced the biggest stock-specific detraction after a 12-month period of declining operating performance relative to street expectations, high valuation relative to peers and new competitive entrants into the food delivery space.

Our health care exposure contributed positively, thanks to strong outperformance by many of our largest names, coupled with a slight overweight of the sector over the benchmark index. Intuitive Surgical, Inc. and Zoetis, Inc. were strong performers across medical technology and pharmaceuticals. Intuitive Surgical is growing strongly and delivering great earnings results based on its innovative Da Vinci surgical robot.

Our industrials holdings posted strong positive contribution to relative returns during the period largely on the performance of CoStar Group, Inc., the commercial real estate and apartment rental online database. This company recently migrated to industrials from information technology. CoStar Group is a rapidly growing company whose profitability growth is nicely outpacing its strong sales growth. Expeditors International of Washington, Inc. (no longer a holding), TransUnion and Trex Co., Inc. were other strong performers of note within the industrials sector of the Fund.

Our financials holdings were roughly market weight over the past fiscal year and outperformance in the group came exclusively from stock selection. While our bank holdings, on average, detracted the most from overall sector performance, we benefited from solid capital markets exposure in both CME Group (no longer a holding) and MarketAxess Holdings, Inc.

Information technology was an underperformer overall to the portfolio, with a significant underweight throughout the fiscal year. The underweight was due to three major factors: 1) we actively sold technology names coming into 2018 based on valuation metrics and profit taking; 2) Harris Corp. and CoStar Group both moved to industrials within the index; and 3) the introduction of the communication services sector in 2018 captured several of our existing technology names. While our underweight was a drag on performance, our stock selection in Pandora, Square, Inc., ServiceNow, Inc., Arista Networks, Inc. and Guidewire Software, Inc. were notable strong performers on the year. Pandora is no longer a holding of the Fund.

Consumer staples was a particularly negative sector for the Fund in the fiscal period led to the downside by Sprouts Farmer's Market, Inc. and Hain Celestial Group, Inc. (no longer a holding). While we were relatively underweight the sector, Hershey Foods Corp., our top performer in the group, was not strong enough to outperform our negative stock holdings in consumer staples.

Our underexposure to the materials sector was positive for relative performance in the fiscal period. However, both of our names, Scotts Miracle-Gro Co. and Axalta Coating Systems Ltd., were weak enough to ensure that stock selection was more of a detractor to performance than sector underweight was helpful.

We had no exposure to the underperforming real estate and energy sectors. The utilities sector, which is a tiny part of the index, returned positive performance for the measurement period. The Fund's zero exposure had an impact of two basis points to the positive on the relative performance of the Fund.

The stock selection effect was the overwhelming important factor for performance, especially in consumer discretionary, health care, industrials and information technology. Sector allocation was a minor negative, with consumer discretionary and communication services the greatest sector positives. However, this was not enough to offset the negative allocation related to our information technology exposure. Currency also had a negative impact related to the Fund's investment in Burberry Group plc.

Outlook

The Federal Reserve (Fed) narrative shifted hawkish in first quarter 2018 with most of the committee more confident in the outlook, helped by tax reform signed into law December 2017, and the budget deal signed into law February 2018. By second quarter 2018, the Fed was projecting four 2018 interest rate hikes instead of three. Imposed and threatened tariffs, primarily directed at, but not exclusive to China, created supply chain disruptions, boosted prices, created a lot of uncertainty and clouded the overall economic outlook. Business confidence indicators held up pretty well until the late calendar year 2018 market sell off, which led to the largest one month drop in the ISM manufacturing survey since 2008, followed by a rebound in first quarter 2019 when the market improved. Fed Chair Jerome Powell's "long way from neutral" comments on October 4, 2018 triggered the equity market sell off, and the Fed struggled for the next few months to find a market friendly message. Labor market strength beat expectations in calendar year 2018 and jobless claims hit a new record low as a percentage of the labor force. In addition, wages hit a new cycle high and the participation rate rose to the highest since 2013.

We continue to see the near-to-intermediate term positives outweighing the concerns over interest rate and trade tensions. The dovish tilt by the Fed creates a level of caution in our minds as to the perceived level of economic vitality domestically, but it is not enough of a concern at this point to make an overarching shift in the portfolio. We also think that ongoing easing elsewhere in the world will be a natural governor on interest rate levels here in the U.S. The tariff and trade concerns are still legitimate, but we think the current rhetoric represents early stage posturing for negotiations that could bring reasonable changes. We see the environment as on-balance constructive for corporate profit growth and firm markets, though we will be watching closely the earnings environment with announcements in the second quarter. Growth rates are expected to slow in the first half of calendar year 2019 with difficult comparisons from the same time last year, but we expect numbers to be reasonable, while looking for better growth in the second half of calendar year 2019. We expect the market to continue to grind higher, but we also understand that we must consider valuation levels as we invest the portfolio, especially after the run up in the first quarter of calendar 2019. We must also continue to monitor interest rates, yield spreads and credit conditions for clues about excesses or concerns that can build in the economy and potentially impact the market as the business cycle progresses.

Our portfolio continues to express a more economically constructive and optimistic view, with a more assertive pro-growth, less defensive stance. We are overweight consumer discretionary, health care and industrials. We still have a healthy exposure to information technology, but moved to an underweight position after seeing valuations increase dramatically and enjoying significant appreciation in our names. We are also underweight consumer staples, with our primary exposure in Hershey Foods Corp. We are underweight materials, and we have no exposure to the real estate and energy sectors, which represent a combined 3.7% of the benchmark.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

The Fund may utilize derivative instruments both written and purchased, on an index or on individual or baskets of equity securities, in seeking to gain exposure to certain sectors or securities, or to enhance income, and/or to hedge certain event risks on positions held by the Fund and to hedge market risk on equity securities. The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's NAV and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Growth Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	97.4%
Information Technology	25.0%
Consumer Discretionary	22.6%
Health Care	17.8%
Industrials	17.5%
Financials	5.3%
Materials	3.5%
Communication Services	3.2%
Consumer Staples	2.5%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	2.6%

Top 10 Equity Holdings

Company	Sector	Industry
CoStar Group, Inc.	Industrials	Research & Consulting Services
Chipotle Mexican Grill, Inc., Class A	Consumer Discretionary	Restaurants
Zoetis, Inc.	Health Care	Pharmaceuticals
Tractor Supply Co.	Consumer Discretionary	Specialty Stores
Electronic Arts, Inc.	Communication Services	Interactive Home Entertainment
ServiceNow, Inc.	Information Technology	Systems Software
MercadoLibre, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Keysight Technologies, Inc.	Information Technology	Electronic Equipment & Instruments
Ulta Beauty, Inc.	Consumer Discretionary	Specialty Stores
Edwards Lifesciences Corp.	Health Care	Health Care Equipment

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



							$45,131
Ivy Mid Cap Growth Fund, Class A Shares[1]							$45,131
Russell Midcap Growth Index							$50,604

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	9.08%	10.66%	14.90%	12.70%	16.12%	16.19%	15.29%	15.72%
5-year period ended 3-31-19	9.00%	9.30%	9.52%	9.64%	10.63%	—	9.95%	10.35%
10-year period ended 3-31-19	16.26%	16.14%	16.12%	16.50%	17.36%	—	16.66%	17.10%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	11.80%	—	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY MID CAP GROWTH FUND (in thousands)

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Interactive Home Entertainment – 2.6%		
Electronic Arts, Inc. (A)	1,216	$ 123,629
Interactive Media & Services – 0.6%		
Twitter, Inc. (A)	832	27,341
Total Communication Services – 3.2%		150,970
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 3.3%		
Burberry Group plc (B)	2,574	65,600
lululemon athletica, Inc. (A)	560	91,773
		157,373
Auto Parts & Equipment – 1.5%		
BorgWarner, Inc.	1,824	70,067
Automotive Retail – 2.0%		
O’Reilly Automotive, Inc. (A)	245	95,039
Internet & Direct Marketing Retail – 4.1%		
Duluth Holdings, Inc., Class B (A)(C)	791	18,867
GrubHub, Inc. (A)	988	68,659
MercadoLibre, Inc. (A)	213	108,101
		195,627
Restaurants – 5.1%		
Chipotle Mexican Grill, Inc., Class A (A)	220	156,278
Dunkin Brands Group, Inc.	1,178	88,437
		244,715
Specialty Stores – 6.6%		
Tiffany & Co.	759	80,126
Tractor Supply Co.	1,334	130,444
Ulta Beauty, Inc. (A)	308	107,516
		318,086
Total Consumer Discretionary – 22.6%		1,080,907
Consumer Staples		
Food Retail – 1.4%		
Sprouts Farmers Market, Inc. (A)	3,057	65,842
Packaged Foods & Meats – 1.1%		
Hershey Foods Corp.	475	54,532
Total Consumer Staples – 2.5%		120,374
Financials		
Asset Management & Custody Banks – 0.9%		
Oaktree Capital Group LLC	919	45,630
Financial Exchanges & Data – 1.7%		
MarketAxess Holdings, Inc.	333	81,822

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 2.7%		
First Republic Bank	821	$ 82,524
SVB Financial Group (A)	203	45,247
		127,771
Total Financials – 5.3%		255,223
Health Care		
Biotechnology – 2.2%		
BioMarin Pharmaceutical, Inc. (A)	672	59,663
Seattle Genetics, Inc. (A)	607	44,457
		104,120
Health Care Equipment – 8.2%		
Abiomed, Inc. (A)	249	71,108
DexCom, Inc. (A)	579	68,903
Edwards Lifesciences Corp. (A)	523	100,048
Glaukos Corp. (A)	775	60,751
Intuitive Surgical, Inc. (A)	166	94,537
		395,347
Health Care Services – 1.2%		
Laboratory Corp. of America Holdings (A)	364	55,635
Health Care Supplies – 0.9%		
National Vision Holdings, Inc. (A)	1,444	45,371
Health Care Technology – 1.3%		
Cerner Corp. (A)	1,070	61,209
Life Sciences Tools & Services – 1.2%		
Agilent Technologies, Inc.	733	58,892
Pharmaceuticals – 2.8%		
Zoetis, Inc.	1,334	134,338
Total Health Care – 17.8%		854,912
Industrials		
Aerospace & Defense – 2.0%		
Harris Corp.	436	69,562
Spirit AeroSystems Holdings, Inc.	292	26,699
		96,261
Building Products – 2.6%		
A. O. Smith Corp.	1,392	74,236
Trex Co., Inc. (A)	795	48,902
		123,138
Industrial Conglomerates – 1.8%		
Fortive Corp.	1,066	89,428
Industrial Machinery – 3.6%		
Gardner Denver Holdings, Inc. (A)	20	565
IDEX Corp.	526	79,818
Middleby Corp. (A)	699	90,831
		171,214

COMMON STOCKS (Continued)	Shares	Value
Research & Consulting Services – 5.5%		
CoStar Group, Inc. (A)	355	$ 165,806
TransUnion	1,444	96,510
		262,316
Trading Companies & Distributors – 2.0%		
Fastenal Co.	1,498	96,337
Total Industrials – 17.5%		838,694
Information Technology		
Application Software – 3.7%		
DocuSign, Inc. (A)	557	28,858
Guidewire Software, Inc. (A)	1,010	98,154
Tyler Technologies, Inc. (A)	242	49,437
		176,449
Communications Equipment – 2.0%		
Arista Networks, Inc. (A)	298	93,596
Data Processing & Outsourced Services – 2.8%		
Jack Henry & Associates, Inc.	285	39,509
Square, Inc., Class A (A)	1,270	95,167
		134,676
Electronic Components – 2.6%		
Maxim Integrated Products, Inc.	1,349	71,717
Universal Display Corp.	346	52,950
		124,667
Electronic Equipment & Instruments – 3.1%		
Coherent, Inc. (A)	226	32,039
Keysight Technologies, Inc. (A)	1,237	107,829
Novanta, Inc. (A)	86	7,289
		147,157
Internet Services & Infrastructure – 1.2%		
Twilio, Inc., Class A (A)	458	59,194
Semiconductor Equipment – 1.5%		
Teradyne, Inc.	1,821	72,551
Semiconductors – 3.1%		
Microchip Technology, Inc. (C)	942	78,151
Monolithic Power Systems, Inc.	525	71,183
		149,334
Systems Software – 5.0%		
Palo Alto Networks, Inc. (A)	311	75,493
Proofpoint, Inc. (A)	364	44,243
ServiceNow, Inc. (A)	487	120,124
		239,860
Total Information Technology – 25.0%		1,197,484
Materials		
Fertilizers & Agricultural Chemicals – 1.0%		
Scotts Miracle-Gro Co. (The)	607	47,681

SCHEDULE OF INVESTMENTS

IVY MID CAP GROWTH FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 2.5%		
Axalta Coating Systems Ltd. (A)	2,832	$ 71,385
RPM International, Inc.	874	50,727
		122,112
Total Materials – 3.5%		169,793
TOTAL COMMON STOCKS – 97.4%		$4,668,357
(Cost: $3,007,430)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (D) – 0.9%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 2.724%, 4-5-19	$10,113	10,108

SHORT-TERM SECURITIES (Continued)	Principal	Value
Commercial Paper (D) (Continued)		
Baxter International, Inc., 2.661%, 4-1-19	$ 5,000	$ 4,999
CVS Health Corp., 2.621%, 4-1-19	10,000	9,998
Kellogg Co., 2.614%, 4-1-19	5,000	4,999
Sonoco Products Co., 2.601%, 4-1-19	10,962	10,959
		41,063
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (E)	1,216	1,216
Money Market Funds – 0.4%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (F)(G)	17,329	17,329

SHORT-TERM SECURITIES (Continued)	Principal	Value
United States Government Agency Obligations – 0.6%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.440%, 4-7-19 (E)	$14,500	$ 14,500
2.450%, 4-7-19 (E)	15,000	15,000
		29,500
TOTAL SHORT-TERM SECURITIES – 1.9%		$ 89,108
(Cost: $89,117)		
TOTAL INVESTMENT SECURITIES – 99.3%		$4,757,465
(Cost: $3,096,547)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.7%		35,638
NET ASSETS – 100.0%		$4,793,103

Notes to Schedule of Investments

(A) No dividends were paid during the preceding 12 months.

(B) Listed on an exchange outside the United States.

(C) All or a portion of securities with an aggregate value of $53,577 are on loan.

(D) Rate shown is the yield to maturity at March 31, 2019.

(E) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(F) Investment made with cash collateral received from securities on loan.

(G) Rate shown is the annualized 7-day yield at March 31, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 150,970	$ —	$ —
Consumer Discretionary	1,015,307	65,600	—
Consumer Staples	120,374	—	—
Financials	255,223	—	—
Health Care	854,912	—	—
Industrials	838,694	—	—
Information Technology	1,197,484	—	—
Materials	169,793	—	—
Total Common Stocks	$ 4,602,757	$65,600	$ —
Short-Term Securities	17,329	71,779	—
Total	$4,620,086	$137,379	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
TB = Treasury Bill

See Accompanying Notes to Financial Statements.



Kimberly A. Scott



Nathan A. Brown

Below, Kimberly A. Scott, CFA, and Nathan A. Brown, CFA, portfolio managers of Ivy Mid Cap Income Opportunities Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Ms. Scott has 32 years of industry experience and Mr. Brown has 19 years of industry experience. They have co-managed the Fund since its inception on October 1, 2014.

Fiscal Year Performance

For the 12 months ended March 31, 2019

Ivy Mid Cap Income Opportunities Fund (Class A shares at net asset value)	5.37%
Ivy Mid Cap Income Opportunities Fund (Class A shares including sales charges)	-0.69%

Benchmark(s) and/or Lipper and Morningstar Category

Russell Midcap Index (generally reflects the performance of securities that represent the mid-cap sector of the stock market)	6.47%
Lipper Mid-Cap Core Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	2.34%
Morningstar Mid-Cap Value Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	0.66%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key drivers: A full market cycle wrapped into 12 months

The fiscal year started with the optimism that tulips bring to a garden in early spring. Earnings growth was robust, supported by some of the best economic growth since early in the recovery, coupled with lower tax rates for corporations and consumers alike. Wage growth was accelerating, CEO optimism was at cycle highs, and the Purchasing Managers Indexes were very robust. Economic growth was strong enough that the Federal Reserve (Fed) began increasing interest rates on a more systematic approach, believing it was time to move interest rates to neutral. The equity markets remained favorable through the summer.

As summer ended, there were signs of wilting from those beautiful spring flowers. The global economy experienced a slowdown as weakening Chinese domestic growth sent ripples through other economies. Smartphones, which had been a significant driver to broad economic growth, experienced significant weakness for the first time since being introduced. The U.S. housing market showed cracks as substantial home appreciation and raising mortgage rates cut into affordability metrics. Global politics took center stage as the U.S. placed tariffs on Chinese goods, followed by tariffs on U.S. goods from China, countered by more tariffs on Chinese goods and the threat of significantly higher tariffs as 2018 came to a close. The market experienced significant weakness through fourth quarter 2018 as these negative events brought into question further expansion in the coming year.

As the calendar flipped to 2019, a deep freeze covered many gardens throughout the Midwest; however, those events which plagued the markets in late 2018 experienced a thaw. The Fed moved from a stance of tightening through increasing interest rates and running off its balance sheet toward a more accommodative stance no longer expecting any interest rate hikes in 2019 and stopping the run-off. Investors now believe the Fed is more likely to cut rates than raise them. The Chinese government appears to be stimulating its domestic economy, which should help improve global growth. Negotiations between China and the U.S. have shown progress and it appears that the worst-case tariffs are very unlikely to be implemented. Global equity markets have increased smartly since the start of calendar year 2019.

Said differently, we saw an expected tightening interest rate cycle move toward an expected loosening cycle, a major global economy experience broad weakness, which has been countered by fiscal stimulus, and trade moved from significant protectionism back toward free trade. Spring has returned, the tulips are emerging, a full cycle, indeed.

The Russell Midcap Index produced gains in the 12-month period ending March 31, 2019 with an increase of 6.47%. The index was paced by the more interest rate-sensitive sectors, with utilities and real estate significantly outperforming. Information technology followed closely behind, led by significant strength in the software subsector. Health care performance also bested the index. Financials was the worst performing sector as the outlook on the interest rate curve changed dramatically throughout the year. Energy and materials both produced negative annual returns. Industrials, consumer discretionary, communication services and consumer staples all produced positive returns but lagged the benchmark.

Despite the decline in interest rates in the quarter and the relative success of those interest rate sensitive sectors, the relative performance of dividend yielding stocks was mixed. The top 20% of dividend yielding stocks smartly outperformed the benchmark; however, the non-dividend yielding stocks also significantly outperformed, making that factor null for the measurement period.

Strategy, contributors and detractors

The Fund increased 5.37% during the year, underperforming its benchmark for the measurement period. However, the Fund outperformed the averages of its Morningstar and Lipper peer groups. Dividend income produced 3.1% of performance during the fiscal year. The Fund's performance was due to strong stock selection, as sector allocation was broadly negative from the Fund's underweight position in real estate and information technology and overweight position in materials.

We made some significant sector allocation changes during the fiscal year, as individual stock opportunities arose. We increased our financials weight throughout the fiscal year, ending with a near-equal weight after beginning at a significant underweight position. This was largely sourced from moving our industrials exposure from overweight to underweight. We also reduced our consumer staples exposure from overweight toward equal weight while increasing our overweight positions in consumer discretionary and materials. The Fund remains underweight real estate, utilities and energy.

Information technology was an area of acute weakness during the measurement period. The Fund was underweight this outperforming sector with poor stock selection also a headwind. Software was an area of particular strength in the sector; however, the fact that companies in that sector generally do not pay dividends means we generally cannot access these companies, and that proved to be an opportunity cost during the fiscal year. Our exposure toward the analog semiconductor space through Maxim Integrated Products, Inc. and Microchip Technology, Inc. was also a headwind given weakness in those companies' broad-end markets. Broadridge Financial Solutions, Inc., a proxy provider, was also weak given difficult comparisons from a large proxy fight in the prior fiscal year.

The health care sector was another area of relative weakness. Cardinal Health, Inc., a drug distributor, saw pressure from a recent acquisition generate negative earnings growth coupled with overarching concerns on opioid litigation and overall health care regulation, causing the stock to be weak. Quest Diagnostics, Inc., a diagnostic lab operator, experienced weakness due to changes in diagnostic screening and increased pressures on reimbursement. Similar to the software sector, the life science tools sector was an area of significant strength during the fiscal year, but the underlying companies do not meet the dividend yield we seek to achieve for the Fund, so that too was an opportunity cost.

The financials sector generated the best relative performance driven by an underweight to this underperforming sector throughout most of the fiscal year and strong stock selection. First American Financial Corp., a title insurance company, was added to the portfolio in fourth quarter 2018 and increased significantly as interest rates declined foreshadowing the potential improvement in housing market. Arthur J. Gallagher & Co., an insurance broker, saw its organic growth accelerate throughout the fiscal year and added nicely to returns. Umpqua Holdings Corp., a regional bank in the Pacific Northwest, offset some of those gains in the sector as the stock was weak with other regional banks as the yield curve declined, lessening the profit potential.

Stock selection in the materials was also a source of solid outperformance despite the Fund being overweight this underperforming sector. Sonoco Products Co., a packaging company, was able to push through higher prices on cost inflation producing better earnings growth. RPM International, Inc., a coatings manufacturer, saw an activist investor drive a significant cost cutting plan that should drive structural margins higher over time. This optimism more than offset weak earnings driven by raw material inflation. Packaging Corporation of America, a packaging company, was weak as concerns from industry capacity expansion are threating to push margins lower.

The industrials sector was also an area of strength throughout the year. We were overweight this underperforming sector but offset it with solid stock selection. Republic Services, Inc., a waste collection company, saw significant gains during the year benefiting from tax reform and broad inflation. We sold this stock at the end of the fiscal year given the significant gains achieved and a valuation we felt was no longer compelling. KAR Auction Services, Inc., a used vehicle auction platform, also added to performance during the year. We sold our position as our thesis of increasing supply of used vehicles had sunset, which proved very timely as the stock sold off sharply following our sale.

Outlook

Since inception of the Fund, we have been watching several key variables to determine positioning. These variables (domestic economic growth, change in interest rates, change in commodity prices and foreign economic growth) have remained consistent over the fiscal years of the Fund and continue to be monitored.

Domestic economic growth: We believe we will see a slower growth environment in calendar 2019 versus calendar 2018, but still expect it to be broadly positive, which we think, in turn, should provide nice earnings growth for companies. The environment remains constructive with solid wage and job growth and high levels of confidence. We had expected tax reform to provide another boost to the economy in the first half of calendar year 2019, but the data appears to have disappointed with more of the benefit accruing in calendar year 2018 that previously thought. While the clouds of consternation at the end of calendar year 2018 have seemingly dissipated, there are always potential new ones that can emerge. However, we feel first quarter 2019 should mark the low point in growth with acceleration for the remaining quarters of the calendar year.

Change in interest rates: We had been concerned about the increasing interest rates and the unintended consequences that could arise given how low and for how long rates had remained depressed. It appears the Fed has kicked the can down the road for "normalizing" the environment and thereby removing what we felt was one of the biggest risks to this cycle given the likely unnatural things that have occurred in the market due to the extended period rates have remained low. With this risk removed over the near term, we think the current environment should be more constructive for the market. We feel the Fund can offer a very competitive income component relative to fixed-income markets while providing the potential for income growth and better capital appreciation.

Change in commodity prices: We expect that the moderating inflationary pressures driven by commodity prices have the opportunity to surprise the market in the first six months of the new fiscal year. Many companies push through pricing with a lag relative to costs increasing. Over the past 18 months, companies have been combating ever increasing raw materials costs. Over the next two quarters, we expect pricing to catch up to cost inflation, thereby provide margin expansion opportunities for those companies that have pricing power. We expect this outcome to most directly benefit those heavy users of steel, materials and freight, as all have seen recent deflation. Oil prices increased smartly during first quarter 2019 and bears watching, but we expect this increase to be manageable for those companies. Tariffs remain a potential wildcard, but the likelihood of implementation has significantly decreased over the past six months.

Foreign economic growth: Much is still unknown across the globe. It appears China has been attempting to stimulate its economy, and we expect we will see those efforts produce accelerated growth over the coming months. Should this occur, we think it should have follow-on impacts in both Europe and Latin America. Brexit remains a potential risk event, but as the stakes are so high, we continue to expect a moderate outcome versus a more extreme exit. With the near-term removal of higher interest rates given actions by the Fed, it appears as the U.S. is still the most stable of the global economies to invest; however, we do expect global growth acceleration to closely match the likely acceleration in the U.S. economy throughout the calendar year. The tactics of President Donald Trump still have the potential to concern the market, but thus far his actions have shown a deep awareness of any damping of the stock market.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Investing in mid-cap stocks may carry more risk than investing in stocks of larger, more-established companies. Dividend-paying instruments may not experience the same price appreciation as non-dividend paying investments. There is no guarantee that the companies in which the Fund invests will declare dividends in the future or that dividends, if declared, will remain at current levels or increase over time. The amount of any dividend paid by the company may fluctuate significantly. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Mid Cap Income Opportunities Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	96.3%
Consumer Discretionary	22.5%
Materials	14.2%
Information Technology	14.0%
Financials	13.8%
Industrials	9.6%
Health Care	8.0%
Communication Services	3.0%
Real Estate	2.9%
Consumer Staples	2.8%
Utilities	2.8%
Energy	2.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	3.7%

Top 10 Equity Holdings

Company	Sector	Industry
Garmin Ltd.	Consumer Discretionary	Consumer Electronics
Cinemark Holdings, Inc.	Communication Services	Movies & Entertainment
Quest Diagnostics, Inc.	Health Care	Health Care Services
First American Financial Corp.	Financials	Property & Casualty Insurance
American Campus Communities, Inc.	Real Estate	Residential REITs
Glacier Bancorp, Inc.	Financials	Regional Banks
Broadridge Financial Solutions, Inc.	Information Technology	Data Processing & Outsourced Services
Packaging Corp. of America	Materials	Paper Packaging
Microchip Technology, Inc.	Information Technology	Semiconductors
Avery Dennison Corp.	Materials	Paper Packaging

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(UNAUDITED)



$20,000
$10,000
$0
Ivy Mid Cap Income Opportunities Fund, Class A Shares(1) $14,276
Russell Midcap Index $14,774
10-1 2014
3-31 2015
3-31 2016
3-31 2017
3-31 2018
3-31 2019

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-0.69%	4.58%	2.93%	5.67%	5.85%	5.05%	5.45%
5-year period ended 3-31-19	—	—	—	—	—	—	—
10-year period ended 3-31-19	—	—	—	—	—	—	—
Since Inception of Class through 3-31-19(4)	8.24%	8.90%	9.19%	10.01%	10.09%	9.27%	9.70%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)10-1-14 for Class A shares, 10-1-14 for Class C shares, 10-1-14 for Class E shares, 10-1-14 for Class I shares, 10-1-14 for Class N shares, 10-1-14 for Class R shares and 10-1-14 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY MID CAP INCOME OPPORTUNITIES FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Movies & Entertainment – 3.0%		
Cinemark Holdings, Inc.	496	$ 19,843
Total Communication Services – 3.0%		19,843
Consumer Discretionary		
Apparel, Accessories & Luxury Goods – 2.9%		
V.F. Corp.	217	18,873
Consumer Electronics – 3.1%		
Garmin Ltd.	241	20,836
Home Furnishings – 2.8%		
Leggett & Platt, Inc.	435	18,353
Household Appliances – 2.6%		
Snap-on, Inc.	112	17,493
Leisure Products – 5.5%		
Hasbro, Inc.	218	18,560
Polaris Industries, Inc.	216	18,211
		36,771
Restaurants – 2.8%		
Cracker Barrel Old Country Store, Inc.	114	18,385
Specialized Consumer Services – 2.8%		
Service Corp. International	460	18,484
Total Consumer Discretionary – 22.5%		149,195
Consumer Staples		
Household Products – 2.8%		
Clorox Co. (The)	117	18,778
Total Consumer Staples – 2.8%		18,778
Energy		
Oil & Gas Storage & Transportation – 2.7%		
Targa Resources Corp.	441	18,309
Total Energy – 2.7%		18,309
Financials		
Asset Management & Custody Banks – 2.4%		
Ares Management Corp., Class A	681	15,816
Insurance Brokers – 2.8%		
Arthur J. Gallagher & Co.	237	18,499
Property & Casualty Insurance – 2.9%		
First American Financial Corp.	376	19,386

COMMON STOCKS (Continued)	Shares	Value
Regional Banks – 5.7%		
Glacier Bancorp, Inc.	478	$ 19,148
Umpqua Holdings Corp.	1,139	18,800
		37,948
Total Financials – 13.8%		91,649
Health Care		
Health Care Facilities – 2.7%		
Encompass Health Corp.	307	17,951
Health Care Services – 5.3%		
Cardinal Health, Inc.	327	15,758
Quest Diagnostics, Inc.	217	19,528
		35,286
Total Health Care – 8.0%		53,237
Industrials		
Aerospace & Defense – 2.8%		
Harris Corp.	117	18,621
Air Freight & Logistics – 2.8%		
C.H. Robinson Worldwide, Inc.	210	18,285
Electrical Components & Equipment – 2.7%		
Rockwell Automation, Inc.	104	18,218
Office Services & Supplies – 1.3%		
HNI Corp.	233	8,464
Total Industrials – 9.6%		63,588
Information Technology		
Data Processing & Outsourced Services – 5.7%		
Broadridge Financial Solutions, Inc. . .	184	19,028
Paychex, Inc.	232	18,645
		37,673
Electronic Components – 2.8%		
Maxim Integrated Products, Inc.	346	18,416
Electronic Equipment & Instruments – 2.7%		
National Instruments Corp.	406	18,009
Semiconductors – 2.8%		
Microchip Technology, Inc. (A)	228	18,890
Total Information Technology – 14.0%		92,988
Materials		
Fertilizers & Agricultural Chemicals – 2.8%		
Scotts Miracle-Gro Co. (The)	239	18,778
Paper Packaging – 8.6%		
Avery Dennison Corp.	167	18,888
Packaging Corp. of America	191	18,958
Sonoco Products Co.	306	18,845
		56,691

COMMON STOCKS (Continued)	Shares	Value
Specialty Chemicals – 2.8%		
RPM International, Inc.	319	$ 18,493
Total Materials – 14.2%		93,962
Real Estate		
Residential REITs – 2.9%		
American Campus Communities, Inc.	407	19,385
Total Real Estate – 2.9%		19,385
Utilities		
Electric Utilities – 2.8%		
OGE Energy Corp.	428	18,436
Total Utilities – 2.8%		18,436
TOTAL COMMON STOCKS – 96.3%		$639,370
(Cost: $567,938)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.8%		
CVS Health Corp., 2.621%, 4-1-19	$5,000	4,999
International Paper Co., 2.664%, 4-4-19	4,000	3,998
J.M. Smucker Co. (The), 2.651%, 4-1-19	9,341	9,339
		18,336
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (C)	3,077	3,077
United States Government Agency Obligations – 0.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.440%, 4-7-19 (C)	2,500	2,500
TOTAL SHORT-TERM SECURITIES – 3.7%		$ 23,913
(Cost: $23,917)		
TOTAL INVESTMENT SECURITIES – 100.0%		$663,283
(Cost: $591,855)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.0%		154
NET ASSETS – 100.0%		$663,437

MARCH 31, 2019

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $1,133 are on loan.

(B)Rate shown is the yield to maturity at March 31, 2019.

(C)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$639,370	$ —	$ —
Short-Term Securities	—	23,913	—
Total	$639,370	$23,913	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill



Bryan J. Bailey

Below, Bryan J. Bailey, CFA, portfolio manager of the Ivy Municipal Bond Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. He has managed the Fund for 17 years and has 30 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2019

Ivy Municipal Bond Fund (Class A shares at net asset value)	3.28%
Ivy Municipal Bond Fund (Class A shares including sales charges)	-1.11%

Benchmark(s) and/or Lipper and Morningstar Category

Bloomberg Barclays Municipal Bond Index* (reflects the performance of securities generally representing the municipal bond market)	5.38%
S&P Municipal Bond Index (reflects the performance of securities generally representing the municipal bond market)	5.12%
Lipper General & Insured Municipal Debt Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.69%
Morningstar Muni National Intermediate Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.52%

*Effective April 30, 2018, the Fund's benchmark changed from the S&P Municipal Bond Index to the Bloomberg Barclays Municipal Bond Index, because Ivy Investment Management Company, the Fund's investment manager, believes the Bloomberg Barclays Municipal Bond Index is more reflective of the types of securities in which the Fund invests.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

The Fund underperformed both its benchmark and category peer group averages for the fiscal year. Underperformance can be explained by the Fund's short-duration, high-quality, defensive strategy.

Market conditions

The fiscal year started with positive U.S. economic data, as well as continued tightening in the labor and housing markets. With this backdrop, municipal rates traded in a narrow range and the yield curve steepened slightly. The positive tone was somewhat dampened by anxiety surrounding global trade tensions. The U.S. Federal Reserve (Fed) began reducing its balance sheet and central banks in other developed markets began discussing the reversal of their aggressive monetary stimulus. Despite the uncertainty around foreign trade, the Fed raised the federal funds rate 0.25-percentage point at its June meeting.

The third quarter of 2018 brought an aggressive sell-off in the Treasury market, which pulled municipal yields higher and slightly flattened the yield curve. A robust U.S. economy, high levels of consumer and business confidence, as well as strong corporate earnings resulted in a positive risk-on environment. The Fed continued its quantitative tightening with another rate hike in September and suggested it would continue to tighten through 2019.

The municipal market then experienced a sharp rate reversal in the fourth quarter of 2018, which gained momentum into year-end. Weakening U.S. and global economic data, along with a perception that the Fed's position was too aggressive in its tightening plans, resulted in a notable equity market sell-off. Also contributing to the market anxiety was the destabilization of U.S.-China trade talks, as well as heightened worry that Brexit would be disorderly and disruptive. We entered the fourth quarter with the Fed suggesting three additional rate hikes in 2019, but by year end the Fed turned slightly dovish. Despite this, the Fed increased rates by 0.25-percentage points at its December meeting.

The first quarter of 2019 saw a bond market rally gain momentum. On top of continued softer economic data observed in the U.S. and globally, the Fed surprised markets at its March meeting by moving to a more dovish policy stance. The market now anticipates the Fed will leave rates unchanged for the remainder of 2019. The Fed's rationale for its policy reversal included heightened concern from ongoing trade discussions, Brexit risk, and a belief that inflation will remain well contained.

During the first quarter of 2019, the Treasury market yield curve inverted between the 3-month Treasury Bill and the 10-year Treasury Note, which the market interpreted as a signal that a recession could be forthcoming. However, we are not convinced this metric holds the same validity as in the past due to the unconventional easy monetary policy implemented by the Fed and other central banks in the last decade.

Municipal market performance has improved through the first quarter of 2019, helped by a continued supply-and-demand imbalance in the asset class. Municipal bond fund flows broke all-time historical records in the first quarter of 2019, and new issue supply was not enough to satisfy the increased demand as well as high levels of reinvestment requirements from bond calls and coupon income.

Fund positioning

The Fund began and ended the fiscal year positioned defensively in anticipation of the eventual start of an increasing interest rate cycle and the end of the 35-year bull market in bonds. The Fund's sensitivity to interest rates was held at a lower level relative to the benchmark throughout the period. This was achieved by entering the fiscal year with a substantial cash position, which became more difficult to manage in an environment of persistent bond calls and maturing positions when accompanied by a large reduction in new issue supply. Overall, the shorter-duration strategy was a drag on performance, but proved to be beneficial in the third quarter of 2018 as interest rates increased meaningfully. The Fund's cash position proved to be invaluable as redemptions were experienced and forced selling to fund redemptions was not necessary, thus allowing the portfolio composition to remain relatively intact. Portfolio turnover remained low as we felt the Fund was structured appropriately entering the fiscal period.

Overall performance could have been enhanced by increased exposure to the high yield sector of the market. However, we aim to position the Fund as a high credit quality, tax-free investment-grade product with low volatility. We are not willing to take excessive credit and duration risks, or utilize leverage, in an effort to produce outsized returns that historically have been unsustainable and subject investors to increased risk associated with the volatility that accompanies these investment practices.

The Fund had a short position of approximately 2.15% in 30-year U.S. Treasury futures, as of fiscal year end.

Outlook

The Fed's surprising policy reversal has us questioning whether our aggressive defensive portfolio strategy needs to be tempered. Shareholder redemptions appear to have peaked while current portfolio maturity run-off has resulted in a cash position which is larger than desired. However, we need to remain balanced in recognizing that interest rates are already within 100 basis points of all-time lows in the U.S. In addition, it has historically been unwise to make large portfolio adjustments around market extremes.

We must consider the staying power of current market drivers (robust investor demand for the asset class and tax-shelter demand in anticipation of higher federal tax liabilities), as well as the sustainability of historically low interest rates. We also must consider other factors such as an inflation surprise, a trade deal with China, or an orderly Brexit. We continue to be cognizant that the pendulum may swing back to renewed interest outside of the municipal bond asset class which would potentially result in outflows in the space. We believe the risk of outflows has increased, as we just experienced a prolonged period of record inflows.

We enter the new fiscal year facing similar challenges that we faced entering last year—municipal market headline risk, interest rate risk, geopolitical risk, Fed policy risk, and recession risk. We also are cautiously optimistic that some elements of President Donald Trump's agenda are likely to be implemented. This should have positive potential implications for economic growth, while also likely increasing the odds of higher inflation moving forward. We expect U.S. gross domestic product to grow at a respectable level over the next year coupled with cautious optimism for growth to pick up in the second half of 2019. U.S. consumer and business confidence continue to be strong, labor markets are tight, and recent housing market data has been trending higher. While international data has been weak, early indications are these economies could be nearing a bottom. However, we acknowledge the International Monetary Fund's recent downward revision of global growth as a viable risk.

While the municipal bond tax exemption was preserved in the Tax Cuts and Jobs Act, the overall composition of the municipal bond market has been altered. New issue supply has been reduced significantly as a result of issuer inability to advance refund outstanding higher rated debt. Lower corporate tax rates have also altered the relative attractiveness of municipal bonds to some taxable entities. We do not believe the municipal tax exemption is in jeopardy. The municipal market is the most developed infrastructure financing vehicle in the U.S. and could be instrumental in funding much of President Trump's projects, in addition to other funding sources.

We may be entering a challenging period for fixed-income investors, and total return expectations should probably be tempered. Outsized total returns may be challenged given historically low interest rates. In this low-yield environment, the Fund's yield cushion does not provide much protection from capital losses when measuring total return. However, if and when rates begin to rise, more attractive reinvestment opportunities should be available which should boost portfolio income.

While we believe that the 35-plus year bull market in bonds is nearing the end, or has already ended, we do not believe a bear market is imminent. Bond yields could stay in a low, narrow range for the remainder of 2019 and beyond. Extremely low, even negative, interest rates across the globe could continue to boost demand for higher yielding U.S. treasuries and municipal bonds, despite modest growth in the U.S. economy and ballooning future treasury financing requirements.

We fully anticipate an elevated level of headline risk in our market, which we believe is the new normal. Despite the naysayers, we believe the municipal bond market should remain a strong market from a credit perspective. Since the 2008 financial crisis, there has been an average of 4.5 municipal defaults per year, up from an average of 1.3 defaults annually from 1970 to 2007, according to Moody's. There were zero defaults among Moody's rated municipal issuers in calendar year 2018. Municipal bond defaults continue to be heavily concentrated in the high yield category.

Given different crosscurrents within the market, uncertainty across the globe, and our interest rate view, we expect to keep the interest rate sensitivity of the Fund lower than the benchmark. The Fund plans to continue to hold a moderate cash position to provide flexibility to take advantage of attractive investment opportunities in the future. In addition, the Fund may benefit from reinvestment of maturing portfolio positions in the next few years.

Going forward, we expect to keep the Fund's average credit quality in the A-AA range, while actively seeking relative value opportunities between sectors, states and security structures. We plan to continue to hold overweight positions in low A-BBB investment-grade credits, in an attempt to capture additional refinancing opportunities and credit upgrades. We anticipate future investments to be higher quality, and while we do not anticipate actively adding lower quality exposure, we plan to occasionally attempt to exploit trading opportunities in the high yield space.

Positioning and asset distribution across the yield curve will continue to be a vital part of our investment strategy, as well as monitoring cross-market technical factors. We believe the Fund is well positioned relative to its peers entering the upcoming fiscal year.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund may from time to time utilize futures contracts and similar derivative instruments designed for hedging purposes and/or to take a directional position on interest rates.
Fixed-income securities are subject to interest rate risk and, as such, the Fund's NAV may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The Fund may include a significant portion of its investments that will pay interest that is taxable under the Alternative Minimum Tax (AMT). Exempt-interest dividends the Fund pays may be subject to state and local income taxes. The portion of the dividends the Fund pays that is attributable to interest earned on U.S. government securities generally is not subject to those taxes, although distributions by the Fund to its shareholders of net realized gains on the sale of those securities are fully subject to those taxes. The municipal securities market generally, or certain municipal securities in particular, may be significantly affected by adverse political, legislative or regulatory changes or litigation at the Federal or state level. These and other risks are more fully described in the Fund's prospectus. Not all funds or fund classes may be offered at all broker/dealers.

The opinions expressed in this report are those of the Fund's portfolio manager and are currently only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, include reinvested dividends, and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal Bond Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	3.1%
Financials	3.1%
Bonds	85.7%
Municipal Bonds	85.7%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	11.2%

Quality Weightings

Investment Grade	76.1%
AAA	6.0%
AA	28.6%
A	32.0%
BBB	9.5%
Non-Investment Grade	9.6%
BB	3.1%
B	0.3%
Non-rated	6.2%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+ and Equities	14.3%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Municipal Bond Fund, Class A Shares[1]	$14,661
Bloomberg Barclays Municipal Bond Index[a]	$15,855
S&P Municipal Bond Index[a]	$16,198

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I	Class N	Class Y[5]
1-year period ended 3-31-19	-1.11%	-1.44%	2.50%	3.53%	3.62%	3.35%
5-year period ended 3-31-19	1.83%	1.75%	1.92%	2.91%	—	2.72%
10-year period ended 3-31-19	3.90%	3.71%	3.55%	—	—	4.35%
Since Inception of Class through 3-31-19[6]	—	—	—	3.86%	2.70%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)The return shown for Class Y is hypothetical because there were no shares or assets for the period from September 24, 2008 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(6)11-4-09 for Class I shares and 7-5-17 for Class N shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)The Fund's benchmark changed from the S&P Municipal Bond Index, effective April 30, 2018. IICO believes that the Bloomberg Barclays Municipal Bond Index is more reflective of the types of securities in which the Fund invests than the S&P Municipal Bond Index.

IVY MUNICIPAL BOND FUND *(in thousands)*

INVESTMENT FUNDS	Shares	Value
Registered Investment Companies – 3.1%		
iShares National AMT-Free Muni Bond ETF	227	$25,185
TOTAL INVESTMENT FUNDS – 3.1%		$25,185
(Cost: $24,542)		

MUNICIPAL BONDS	Principal	
Alabama – 1.3%		
The Indl Dev Board of Selma, AL, Gulf Opp Zone Bonds, Ser 2009A, 6.250%, 11-1-33	$ 2,000	2,049
The Spl Care Fac Fin Auth of Birmingham – Children's Hosp, Hlth Care Fac Rev Bonds, Ser 2009, 6.000%, 6-1-39	750	755
Water Works Board of the City of Birmingham, Water Rev Rfdg Bonds, Ser 2015-A, 5.000%, 1-1-35	6,555	7,439
		10,243
Alaska – 0.2%		
AK Intl Arpt, Sys Rev and Rfdg Bonds, Ser 2010A, 5.000%, 10-1-21	1,735	1,820
Arizona – 1.5%		
AZ Cert of Part, Ser 2010A (Insured by AGM), 5.250%, 10-1-26	3,000	3,056
Maricopa Cnty Indl Dev Auth, Rev Bonds (Banner Hlth), Ser 2016A, 4.000%, 1-1-38	8,500	9,010
Univ Med Ctr Corp. (Tucson, AZ), Hosp Rev Bonds, Ser 2009, 6.500%, 7-1-39	500	506
		12,572
Arkansas – 0.1%		
Board of Trustees of the Univ of AR, Var Fac Rev Bonds (Fayetteville Campus), Rfdg and Impvt Ser 2016A, 5.000%, 11-1-37	745	868
California – 17.0%		
ABAG Fin Auth for Nonprofit Corp., Rev Bonds (Sharp Hlth Care), Ser 2009B, 6.250%, 8-1-39	1,000	1,016
Arpt Comsn, San Francisco Intl Arpt, Second Ser Rev Bonds, Ser 2009E: 6.000%, 5-1-39	3,000	3,011
Bay Area Toll Auth, San Francisco Bay Area Toll Bridge Rev Bonds, Ser 2008 G-1 (SIFMA Municipal Swap Index plus 110 bps), 2.600%, 4-1-45 (A)	10,000	10,269

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA (School Facilities) GO Bonds, 5.000%, 11-1-30	$ 3,000	$ 3,404
CA Cmnty Trans Rev (Installment Sale), Cert of Part (T.R.I.P. – Total Road Impvt Prog), Ser 2012B, 5.250%, 6-1-42	2,245	2,446
CA Hlth Fac Fin Auth, Rev Bonds (Adventist Hlth Sys/West), Ser 2009A, 5.750%, 9-1-39	3,000	3,053
CA Hlth Fac Fin Auth, Rev Bonds (Children's Hosp of Orange Cnty), Ser 2009A, 6.500%, 11-1-38	2,000	2,054
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Ser 2009A, 8.500%, 10-1-29	1,000	1,034
CA Muni Fin Auth, Edu Rev Bonds (American Heritage Edu Fndtn Proj), Ser 2016A, 5.000%, 6-1-36	1,000	1,104
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A:		
5.000%, 10-1-22	250	261
5.000%, 10-1-33	1,000	1,055
CA Statewide Cmnty Dev Auth, Student Hsng Rev Bonds (Univ of CA, Irvine East Campus Apt, Phase I Rfdg-CHF-Irvine LLC), Ser 2011, 5.000%, 5-15-21	1,365	1,455
CA Various Purp GO Bonds:		
5.250%, 9-1-26	5,000	5,437
5.500%, 4-1-28	5	5
5.250%, 10-1-29	3,000	3,054
5.750%, 4-1-31	5,000	5,004
6.000%, 3-1-33	1,000	1,042
6.500%, 4-1-33	1,000	1,000
5.000%, 4-1-37	5,000	5,543
6.000%, 11-1-39	5,000	5,131
CA Various Purp GO Rfdg Bonds, 5.000%, 2-1-33	10,000	11,089
Carson Redev Agy Redev Proj Area No. 1, Tax Alloc Bonds, Ser 2009A, 7.000%, 10-1-36	750	771
City of Los Angeles, Wastewater Sys Rev Bonds, Rfdg Ser 2015-D, 5.000%, 6-1-34	6,190	7,221
Cmnty Redev Agy of Santa Ana, Merged Proj Area Bonds, Ser 2011A, 6.250%, 9-1-24	2,000	2,184
Cnty of Sacramento, 2010 Rfdg Cert of Part, Sacramento Cnty Pub Fac Fin Corp., 5.750%, 2-1-30	2,000	2,062
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2013A:		
5.000%, 6-1-29	1,500	1,682
5.000%, 6-1-30	1,000	1,118

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A:		
5.000%, 6-1-33	$ 3,165	$3,623
5.000%, 6-1-34	2,840	3,240
La Quinta Redev Proj Areas No. 1 and 2, Tax Alloc Rfdg Bonds, Ser 2014A, 5.000%, 9-1-34	750	865
Los Angeles Unif Sch Dist (Cnty of Los Angeles, CA), GO Bonds, Election of 2005, Ser 2009F, 5.000%, 1-1-34	500	504
Los Angeles, Wastewater Sys Rev Bonds, Ser 2015-A, 5.000%, 6-1-35	1,000	1,161
Modesto, CA, Irrigation Dist Fin Auth, Elec Sys Rev Bonds, Ser 2015A, 5.000%, 10-1-36	4,270	4,897
Mountain View Shoreline Reg Park Comnty (Santa Clara Cnty, CA), Rev Bonds, Ser 2011A, 5.000%, 8-1-21	250	269
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 5.000%, 11-1-39	3,500	3,849
Palomar Hlth, GO Rfdg Bonds, Ser 2016B, 4.000%, 8-1-37	1,000	1,055
Palomar Pomerado Hlth, GO Bonds, Election of 2004, Ser 2009A:		
0.000%, 8-1-31 (B)	3,315	2,275
0.000%, 8-1-32 (B)	5,000	3,297
0.000%, 8-1-33 (B)	5,000	3,170
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part, 6.750%, 11-1-39	3,000	3,091
Pub Fac Fin Auth of San Diego, Sr Sewer Rev Bonds, Ser 2009A, 5.250%, 5-15-34	3,000	3,014
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E:		
5.250%, 10-1-20	570	603
6.000%, 10-1-25	445	476
6.500%, 10-1-40	1,500	1,614
Redev Agy of San Diego, Naval Training Ctr Redev Proj, Tax Alloc Bonds, Ser 2010A, 5.750%, 9-1-40	1,000	1,062
San Jose Merged Area Redev Proj, Hsng Set-Aside Tax Alloc Bonds, Ser 2010A-1, 5.500%, 8-1-35	1,000	1,055
San Jose, CA, Arpt Rev Bonds, Ser 2011A-1, 5.250%, 3-1-21	3,685	3,917
Santa Ana Unif Sch Dist (Orange County, CA), Election of 2008 Gen Oblig Bond, Series B, 0.000%, 8-1-37 (B)	1,455	786

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2011A:		
5.250%, 10-1-24	$ 500	$ 545
5.000%, 12-1-24	500	544
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009I, 6.375%, 11-1-34	500	515
State Pub Works Board of CA, Lease Rev Bonds (Various Cap Proj), Ser 2009G-1, 5.750%, 10-1-30	1,000	1,022
Successor Agy to the Redev Agy of the City of Stockton, Tax Alloc Rfdg Bonds, Ser 2016A, 5.000%, 9-1-37	2,000	2,303
The Regents of the Univ of CA, Gen Rev Bonds, Ser 2013AI, 5.000%, 5-15-34	3,500	3,917
Trustees of the CA State Univ, Systemwide Rev Bonds, Ser 2015A, 5.000%, 11-1-38	500	576
Upland Unif Sch Dist (San Bernardino Cnty, CA), Election of 2008 GO Bonds, Ser A, 0.000%, 8-1-31 (B)	150	106
Vernon Elec Sys Rev Bonds, Ser 2012A, 5.500%, 8-1-41	2,500	2,686
		138,542
Colorado – 1.4%		
City and Cnty of Broomfield, CO, Rfdg Cert of Part, Ser 2010, 5.000%, 12-1-23	2,565	2,714
CO Edu and Cultural Fac Auth, Independent Sch Rev Rfdg Bonds (Vail Mountain Sch Proj), Ser 2010, 6.125%, 5-1-40	2,975	3,120
Denver Hlth and Hosp Auth, Hlthcare Recovery Zone, Fac Rev Bonds, Ser 2010, 5.625%, 12-1-40	3,250	3,388
Platte Vly Fire Protection Dist, Weld Cnty, CO, Cert of Part, Ser 2012, 5.000%, 12-1-36	300	318
Rgnl Trans Dist of CO, Cert of Part, Ser 2015A, 5.000%, 6-1-35	1,435	1,630
		11,170
Connecticut – 0.1%		
CT GO Bonds, Ser 2012D (SIFMA Municipal Swap Index plus 92 bps), 2.420%, 9-15-19 (A)	1,000	1,003

MUNICIPAL BONDS (Continued)	Principal	Value
District Of Columbia – 1.5%		
DC Hosp Rev Bonds (Sibley Mem Hosp Issue), Ser 2009, 6.375%, 10-1-39	$3,000	$3,072
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2009C, 0.000%, 10-1-41 (B)	7,000	8,895
		11,967
Florida – 5.3%		
Brevard Cnty Hlth Fac Auth, Hlth Rev Bonds (Hlth First, Inc. Proj), Ser 2009B, 7.000%, 4-1-39	500	500
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009, 6.750%, 11-1-39	3,000	3,049
Citizens Ppty Ins Corp., Coastal Account Sr Secured Bonds, Ser 2011A-1, 5.000%, 6-1-20	1,000	1,039
Hillsborough Cnty Aviation Auth, FL Intl Arpt, Sub Rev Bonds, Ser 2015B, 5.000%, 10-1-35	2,000	2,255
Hillsborough Cnty Indl Dev Auth, Indl Dev Rev Bonds, Hlth Fac Proj (Univ Cmnty Hosp), Ser 2008B, 8.000%, 8-15-32	600	620
Miami-Dade Cnty, FL, Aviation Rev Bonds, Miami Intl Arpt (Hub of the Americas), Ser 2009A, 5.500%, 10-1-36	3,000	3,059
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010A, 5.500%, 10-1-41	2,885	3,055
Miami-Dade Cnty, FL, Aviation Rev Bonds, Ser 2010B, 5.000%, 10-1-23	2,000	2,105
Miami-Dade Cnty, FL, Water and Sewer Sys Rev Rfdg Bonds, Ser 2008B (Insured by AGM), 5.250%, 10-1-22	5,500	6,195
Mid-Bay Bridge Auth, Springing Lien Rev Bonds, Ser 2011A, 7.250%, 10-1-34	3,500	3,979
Orange Cnty Hlth Fac Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2016, 5.000%, 8-1-36	4,125	4,502
Osceola Cnty, FL, Sales Tax Rev Rfdg Bonds, Ser 2016A, 5.000%, 10-1-37	2,005	2,319
Palm Beach Co, Hlth Fac Auth Rev Bonds (Lifespace Cmnty, Inc.), Ser 2015C, 5.000%, 5-15-30	1,000	1,087
South Lake Cnty Hosp Dist, Rev Bonds (South Lake Hosp, Inc.), Ser 2009A, 6.250%, 4-1-39	1,000	1,003

MUNICIPAL BONDS (Continued)	Principal	Value
Florida (Continued)		
St. Johns Cnty Indl Dev Auth, Rev Bonds (Presbyterian Ret Cmnty Proj), Ser 2010A, 5.875%, 8-1-40	$4,000	$ 4,224
St. Lucie, FL, Util Sys Rfdg Rev Bonds, Ser 2016, 4.000%, 9-1-34	1,000	1,077
Volusia Cnty Edu Fac Auth, Edu Fac Rev Rfdg Bonds (Embry-Riddle Aeronautical Univ, Inc. Proj), Ser 2011, 5.250%, 10-15-22	2,750	3,000
		43,068
Georgia – 1.1%		
Atlanta Arpt, Gen Rev Rfdg Bonds, Ser 2010C, 5.750%, 1-1-23	2,000	2,151
Atlanta Dev Auth, Edu Fac Rev Bonds (Panther Place LLC Proj), Ser 2009A, 5.000%, 7-1-37	3,495	3,525
Atlanta, GA, Water and Wastewater Rev Bonds, Ser 2009B: 5.375%, 11-1-39	3,000	3,066
		8,742
Hawaii – 0.3%		
HI Arpt Sys Rev Bond, Rfdg Ser 2011, 5.000%, 7-1-21	1,000	1,068
HI Dept of Budget and Fin, Spl Purp Rev Bonds (The Queen’s Hlth Sys), Ser 2015A, 5.000%, 7-1-35	1,500	1,700
		2,768
Idaho – 0.2%		
Boise City, ID, Arpt Rev Rfdg Bonds (Air Terminal Fac Proj), Ser 2011:		
5.750%, 9-1-19	750	763
5.750%, 9-1-20	1,000	1,055
		1,818
Illinois – 4.1%		
Belleville, IL, Tax Incr Rfdg Rev Bonds (Frank Scott Pkwy Redev Proj), Ser 2007A:		
5.000%, 5-1-26	110	108
5.700%, 5-1-36	1,750	1,735
Build IL Sales Tax Rev Bonds, Ser 2011, 5.000%, 6-15-27	500	520
Chicago O’Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2016D (Insured by BAMAC), 5.250%, 1-1-37	2,500	2,920
Chicago O’Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 1-1-34	1,000	1,132
Chicago O’Hare Intl Arpt, Gen Arpt Sr Lien Rev Rfdg Bonds, Ser 2016C, 5.000%, 1-1-34	1,500	1,717

SCHEDULE OF INVESTMENTS

IVY MUNICIPAL BOND FUND *(in thousands)*

MARCH 31, 2019

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois (Continued)		
City of Chicago, Gen Arpt Sr Lien Rev and Rev Rfdg Bonds (Chicago O'Hare Intl Arpt), Ser 2018A (Insured by AGM), 5.000%, 1-1-38	$ 605	$ 705
City of Chicago, Second Lien Water Rev Bonds, Ser 2014, 5.000%, 11-1-39	1,500	1,646
City of Chicago, Second Lien Water Rev Bonds, Ser 2000, 5.000%, 11-1-30	500	573
IL Fin Auth, DePaul Univ Rev Bonds, Ser 2016, 5.000%, 10-1-41	2,410	2,734
IL Fin Auth, Rev Rfdg Bonds (DePaul Univ), Ser 2016A, 4.000%, 10-1-34	2,000	2,135
IL Metro Pier and Exposition Auth, McCormick Place Expansion Proj Rfdg Bonds, Ser 2010B-1, 0.000%, 6-15-43 (B)	2,000	738
IL Muni Elec Agy, Power Supply Sys Rev Rfdg Bonds, Ser 2015A, 5.000%, 2-1-32	3,695	4,241
IL Sales Tax Rev Bonds (Jr Oblig), Ser 2013, 5.000%, 6-15-26	2,000	2,150
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2013A, 5.000%, 1-1-35	4,100	4,489
IL State Toll Hwy Auth, Toll Hwy Sr Rev Bonds, Ser 2015B, 5.000%, 1-1-37	2,000	2,284
Rgnl Trans Auth, Cook, DuPage, Kane, Lake, McHenry and Will Cnty, IL, GO Bonds, Ser 2002A, 6.000%, 7-1-24	3,080	3,699
		33,526
Indiana – 0.1%		
IN Muni Power Agy, Power Supply Sys Rfdg Rev Bonds, Ser 2016C, 5.000%, 1-1-39	1,000	1,151
Iowa – 0.7%		
Ames, IA, Hosp Rev Rfdg Bonds (Mary Greeley Med Ctr), Ser 2016, 4.000%, 6-15-35	1,510	1,610
IA Higher Edu Loan Auth, Private College Fac Rev and Rfdg Bonds (Upper IA Univ Proj), Ser 2010, 6.000%, 9-1-39	2,145	2,278
IA Higher Edu Loan Auth, Private College Fac Rev Bonds (Upper IA Univ Proj), Ser 2012, 5.000%, 9-1-33	1,750	2,001
		5,889
Kansas – 0.7%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009, 7.000%, 9-1-38	2,500	2,530

MUNICIPAL BONDS (Continued)	Principal	Value
Kansas (Continued)		
Overland Park, KS, Trans Dev Dist, Sales Tax Rev Bonds (Oak Park Mall Proj), Ser 2010, 5.900%, 4-1-32	$ 2,275	$ 2,330
Shawnee Cnty, KS, Cert of Part (First Responders Comm Proj), Ser 2012, 5.000%, 9-1-24	1,050	1,102
		5,962
Kentucky – 1.0%		
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
5.500%, 6-1-21	500	523
6.375%, 6-1-40	4,500	4,749
6.500%, 3-1-45	2,675	2,826
		8,098
Louisiana – 2.3%		
Jefferson Parish Hosp Dist No. 1, Parish of Jefferson, LA, Hosp Rev Bonds, Ser 1998B, 5.250%, 1-1-28	1,000	1,048
LA Citizens Prop Ins Corp., Assmt Rev Rfdg Bonds, Ser 2012, 5.000%, 6-1-24	500	553
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Hosp Rev Bonds (Women's Hosp Fndtn Gulf Opp Zone Proj), Ser 2010B, 6.000%, 10-1-44	6,000	6,397
Lafayette Pub Trust Fin Auth, Rev Bonds (Ragin' Cajun Fac, Inc. Hsng and Prkg Proj), Ser 2010, 5.250%, 10-1-20	2,040	2,140
New Orleans, LA, GO Rfdg Bonds, Ser 2012 (Insured by AGM):		
5.000%, 12-1-25	1,500	1,657
5.000%, 12-1-26	3,500	3,861
5.000%, 12-1-27	1,500	1,654
Rgnl Transit Auth, New Orleans, LA, Sales Tax Rev Bonds, Ser 2010 (Insured by AGM), 5.000%, 12-1-22	1,000	1,054
		18,364
Maine – 0.4%		
ME Edu Loan Auth, Student Loan Rev Bonds (Supplemental Edu Loan Prog), Ser 2009A-3, 5.875%, 12-1-39	565	568
ME Tpk Auth, Tpk Rev Rfdg Bonds, Ser 2015, 5.000%, 7-1-34	2,255	2,594
		3,162
Maryland – 0.5%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	1,750	1,835
MD Econ Dev Corp., Pollutn Ctl Rev Rfdg Bonds (Potomac Elec Proj), Ser 2006, 6.200%, 9-1-22	500	502

MUNICIPAL BONDS (Continued)	Principal	Value
Maryland (Continued)		
MD Hlth and Higher Edu Fac Auth, Rev Bonds, Patterson Park Pub Charter Sch Issue, Ser 2010A, 6.000%, 7-1-40	$ 1,500	$ 1,506
		3,843
Massachusetts – 0.7%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 6.375%, 7-1-30	2,350	2,477
MA Edu Fin Auth, Edu Loan Rev Bonds, Issue I, Ser 2009, 6.000%, 1-1-28	320	328
MA Hlth and Edu Fac Auth, Rev Bonds, Springfield College Issue, Ser 2010, 5.625%, 10-15-40	1,000	1,022
MA Hlth and Edu Fac Auth, Rev Rfdg Bonds, Suffolk Univ Issue, Ser 2009A:		
5.750%, 7-1-39	1,615	1,632
		5,459
Michigan – 2.2%		
Lincoln Consolidated Sch Dist, Cnty of Washtenaw and Wayne, MI, Rfdg Bonds, Ser 2016A, 5.000%, 5-1-35	500	576
MI Fin Auth, Hosp Rev and Rfdg Bonds (Trinity Hlth Credit Group), Ser 2015MI, 5.000%, 12-1-35	3,000	3,246
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2015I, 5.000%, 4-15-34	3,000	3,467
MI State Bldg Auth, Rev and Rfdg Bonds (Fac Prog), Ser 2016I, 4.000%, 10-15-36	1,000	1,069
MI State Hosp Fin Auth, Hosp Rev and Rfdg Bonds (Henry Ford Hlth Sys), Ser 2009, 5.750%, 11-15-39	5,000	5,129
MI State Hosp Fin Auth, Var Rate Rev Bonds (Ascension Hlth Credit Group), Ser 1999B-4, 5.000%, 11-15-32	2,000	2,295
Royal Oak Hosp Fin Auth, Hosp Rev and Rfdg Bonds (William Beaumont Hosp Oblig Group), Ser 2009W, 6.000%, 8-1-39	2,000	2,029
		17,811
Minnesota – 0.3%		
Minneapolis-St. Paul Metro Arpt Comsn, Sub Arpt Rev Rfdg Bonds, Ser 2010D, 5.000%, 1-1-20	2,500	2,561

MUNICIPAL BONDS (Continued)	Principal	Value
Mississippi – 0.1%		
The Univ of Southn MS, S.M. Edu Bldg Corp., Rev Bonds (Campus Fac Impvt Proj), Ser 2009, 5.375%, 9-1-36	$ 750	$ 762
Missouri – 2.8%		
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A, 6.125%, 12-1-36	175	114
Hlth and Edu Fac Auth, Hlth Fac Rev Bonds (The Children's Mercy Hosp), Ser 2009:		
5.625%, 5-15-39	3,000	3,014
Indl Dev Auth of Cape Girardeau Cnty, MO, Hlth Fac Rev Bonds (Saint Francis Med Ctr), Ser 2009A, 5.750%, 6-1-39	1,000	1,007
Indl Dev Auth of Joplin, MO, Hlth Fac Rev Bonds (Freeman Hlth Sys), Ser 2011, 5.500%, 2-15-31	750	791
Kansas City, MO, Spl Oblig Impvt and Rfdg Bonds (Downtown Arena Proj), Ser 2016E, 5.000%, 4-1-40	2,000	2,237
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2015A:		
5.000%, 12-1-29	1,550	1,800
5.000%, 12-1-30	1,200	1,387
5.000%, 12-1-31	1,000	1,151
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Iatan 2 Proj), Ser 2015A:		
5.000%, 12-1-36	5,650	6,423
5.000%, 12-1-37	1,000	1,134
MO Joint Muni Elec Util Comsn, Power Proj Rev Rfdg Bonds (Prairie State Proj), Ser 2016A, 5.000%, 12-1-40	1,000	1,133
St. Louis Cnty, MO, Indl Dev Auth, Sr Living Fac Rev Bonds (Friendship Vlg Sunset Hills), Ser 2012, 5.000%, 9-1-32	1,120	1,165
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM), 0.000%, 7-15-36 (B)	2,350	1,281
		22,637
Nebraska – 0.4%		
Hosp Auth No. 1 of Sarpy Cnty, NE, Hlth Fac Rev Bonds (Immanuel Oblig Group), Ser 2010, 5.625%, 1-1-40	1,000	1,023
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2015A, 5.000%, 2-1-33	1,000	1,143

MUNICIPAL BONDS (Continued)	Principal	Value
Nebraska (Continued)		
Omaha, NE, Pub Power Dist, Separate Elec Sys Rev Bonds (NE City 2), Ser 2016A, 5.000%, 2-1-41	$ 1,000	$ 1,127
		3,293
Nevada – 0.4%		
Las Vegas Redev Agy, NV, Tax Incr Rev Bonds, Ser 2009A, 8.000%, 6-15-30	3,500	3,545
New Hampshire – 0.7%		
Business Fin Auth, Rev Bonds, Elliot Hosp Oblig Group Issue, Ser 2009A, 6.125%, 10-1-39	1,635	1,672
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	1,150	1,222
NH Hlth and Edu Fac Auth, FHA Insd Mtg Rev Bonds, LRG Hlthcare Issue, Ser 2009 (Insured by FHA), 7.000%, 4-1-38	2,485	2,550
		5,444
New Jersey – 3.6%		
Hudson Cnty Impvt Auth (Hudson Cnty, NJ), Fac Lease Rev Rfdg Bonds (Hudson Cnty Lease Proj), Ser 2010, 5.375%, 10-1-21	2,500	2,707
NJ Econ Dev Auth, Rev Bonds (Provident Group-Montclair Ppty LLC - Montclair St Univ Student Hsng Proj), Ser 2010A, 5.750%, 6-1-31	3,750	3,935
NJ Econ Dev Auth, Sch Fac Constr Rfdg Bonds, Ser 2011EE, 5.250%, 9-1-24	3,045	3,204
NJ Edu Fac Auth, Rev Rfdg Bonds, Univ of Medicine and Dentistry of NJ Issue, Ser 2009B, 7.500%, 12-1-32	1,000	1,010
NJ Higher Edu Student Assistance Auth, Student Loan Rev Bonds, Ser 2011-1:		
5.000%, 12-1-19	1,885	1,925
5.500%, 12-1-21	1,145	1,249
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds, Barnabas Hlth Issue, Ser 2011A, 5.625%, 7-1-37	500	544
NJ Hlth Care Fac Fin Auth, Rev Bonds, Virtua Hlth Issue, Ser 2009A, 5.500%, 7-1-38	2,000	2,018
NJ Trans Trust Fund Auth, Trans Sys Bonds (Cap Apprec Bonds), Ser 2010A, 0.000%, 12-15-40 (B)	10,000	3,951

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2005B, 5.250%, 12-15-22	$3,500	$ 3,872
NJ Trans Trust Fund Auth, Trans Sys Bonds, Ser 2006A (Insured by AGM/CR), 5.500%, 12-15-22	1,500	1,679
Passaic Vly Sewerage Commissioners (NJ), Sewer Sys Bonds, Ser G, 5.750%, 12-1-21	2,935	3,223
		29,317
New York – 10.8%		
Buffalo and Erie Cnty Indl Land Dev Corp., Oblig Group Rev Bonds (Catholic Hlth Sys, Inc. Proj), Ser 2015, 5.250%, 7-1-35	750	849
Dormitory Auth of the State of NY, State Personal Income Tax Rev Bonds (Gen Purp), Ser 2015C (Tax-Exempt), 5.000%, 2-15-38	5,000	5,694
Long Island Power Auth, Elec Sys Gen Rev Bonds, Ser 2014A (Insured by AGM), 5.000%, 9-1-39	1,500	1,680
Metro Trans Auth, Trans Rev Bonds, Ser 2014C, 5.000%, 11-15-36	2,625	2,936
Metro Trans Auth, Trans Rev Bonds, Ser 2015A-2 (SIFMA Municipal Swap Index plus 58 bps), 2.080%, 11-15-39 (A)	6,000	5,998
Metro Trans Auth, Trans Rev Green Bonds, Ser 2016A-1, 5.000%, 11-15-41	2,105	2,369
Metro Trans Auth, Trans Rev Rfdg Bonds, Ser 2015C-1, 5.000%, 11-15-35	2,500	2,850
NY Convention Ctr Dev Corp., Rev Rfdg Bonds (Hotel Unit Fee Secured), Ser 2015, 5.000%, 11-15-34	6,000	6,916
NY Dormitory Auth, Mercy Med Ctr Rev Bonds (Catholic Hlth of Long Island Oblig Group), Ser 1999B (Auction rate), 4.842%, 7-1-29 (A)	8,250	8,250
NYC GO Bonds, Fiscal 2014 Ser G, 5.000%, 8-1-30	1,000	1,133
NYC GO Bonds, Ser 2014D-1, 5.000%, 8-1-30	2,000	2,251
NYC Hsng Dev Corp., Multi-Fam Hsng Rev Bonds, Ser 2009K, 4.950%, 11-1-39	2,415	2,422
NYC Indl Dev Agy, Pilot Rev Bonds (Yankee Stadium Proj), Ser 2009A:		
0.000%, 3-1-25 (B)	3,175	2,779
0.000%, 3-1-26 (B)	3,185	2,708
0.000%, 3-1-27 (B)	3,000	2,469

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
NYC Muni Water Fin Auth, Water and Sewer Sys Second Gen Resolution Rev Bonds, Ser 2015HH, 5.000%, 6-15-37	$10,000	$ 11,496
NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser 2019S-3, 5.000%, 7-15-36	2,000	2,404
NYC Transitional Fin Auth, Bldg Aid Rev Bonds, Ser 2016S-1, 5.000%, 7-15-37	1,000	1,158
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2013I, 5.000%, 5-1-29	3,000	3,366
NYC Transitional Fin Auth, Future Tax Secured Tax-Exempt Sub Bonds, Ser 2018A-2, 5.000%, 8-1-37	5,360	6,338
Util Debt Securitization Auth, Restructuring Bonds, Ser 2013TE, 5.000%, 12-15-31	10,000	11,406
		87,472
North Carolina – 1.0%		
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009B (Insured by Assured Guaranty Corp.), 0.000%, 1-1-34 (B)	10,000	6,122
NC Tpk Auth, Triangle Expressway Sys Rev Bonds, Ser 2009A, 0.000%, 1-1-37 (B)	3,500	1,885
Oak Island, NC, Enterprise Sys Rev Bonds, Ser 2009, 6.000%, 6-1-34	500	504
		8,511
Ohio – 1.2%		
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33	1,000	1,039
OH Air Quality Dev Auth, Air Quality Rev Bonds (OH Vly Elec Corp. Proj), Ser 2009E, 5.625%, 10-1-19	2,000	2,021
OH Air Quality Dev Auth, Envirnmt Impvt Rev Bonds (Buckeye Power, Inc. Proj), Ser 2010, 5.750%, 12-1-30	5,000	5,323
OH Hosp Fac Rev Bonds (Summa Hlth Sys 2010 Proj): 5.750%, 11-15-40	1,000	1,043
		9,426
Oregon – 1.0%		
Hosp Fac Auth of Clackamas Cnty, OR, Rev Bonds (Legacy Hlth Sys), Ser 2009A, 5.500%, 7-15-35	250	253

MUNICIPAL BONDS (Continued)	Principal	Value
Oregon (Continued)		
Port of Portland, OR, Portland Intl Arpt Rfdg Rev Bonds, Ser Twenty-Three:		
5.000%, 7-1-33	$ 5,000	$ 5,756
5.000%, 7-1-34	1,000	1,148
Port of Portland, Portland Intl Arpt, Rev Bonds, Subser 20C, 5.000%, 7-1-22	1,000	1,041
		8,198
Pennsylvania – 5.3%		
Butler Cnty Hosp Auth, Hosp Rev Bonds (Butler Hlth Sys Proj), Ser 2009B, 7.250%, 7-1-39	1,000	1,014
Dauphin Cnty Gen Auth, Hlth Sys Rev Bonds (Pinnacle Hlth Sys Proj), Ser 2009A:		
6.000%, 6-1-29	2,000	2,014
6.000%, 6-1-36	3,350	3,374
Lycoming Cnty Auth, Hlth Sys Rev Bonds (Susquehanna Hlth Sys Proj), Ser 2009A, 5.750%, 7-1-39	4,000	4,036
PA Auth for Indl Dev, Rev Bonds (MaST Charter Sch Proj), Ser 2010, 6.000%, 8-1-35	750	793
PA Higher Edu Fac Auth, Rev Bonds (Shippensburg Univ Student Svc, Inc. Student Hsng Proj at Shippensburg Univ of PA), Ser 2011, 6.000%, 10-1-26	3,000	3,323
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009C, 6.250%, 6-1-33	4,000	4,967
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009D, 5.500%, 12-1-41	3,000	3,079
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2010 B-2: 5.750%, 12-1-28	10,000	10,694
PA Tpk Comsn, Tpk Sub Rev Rfdg Bonds, Ser 2016, 5.000%, 6-1-38	1,000	1,122
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011, 7.250%, 12-15-31	3,000	3,272
Philadelphia, PA, Arpt Rev Bonds, Ser 2010D, 5.250%, 6-15-22	5,000	5,214
		42,902
Puerto Rico – 0.1%		
PR Aqueduct and Sewer Auth, Rev Bonds, Ser A, 5.000%, 7-1-28	1,000	1,029
Rhode Island – 0.2%		
RI Hlth and Edu Bldg Corp., Hosp Fin Rev Bonds, Lifespan Oblig Group Issue, Ser 2009A, 6.250%, 5-15-30	1,590	1,599

MUNICIPAL BONDS (Continued)	Principal	Value
South Carolina – 0.5%		
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4-1-42	$ 4,015	$ 4,210
Tennessee – 0.9%		
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2010B, 5.750%, 7-1-25	750	787
Memphis-Shelby Cnty Arpt Auth, Arpt Rfdg Rev Bonds, Ser 2011A-1:		
5.750%, 7-1-19	2,220	2,241
5.750%, 7-1-20	1,330	1,394
The Hlth and Edu Fac Board of Johnson City, TN, Hosp Rfdg Rev Bonds (Mountain States Hlth Alliance), Ser 2010A, 6.500%, 7-1-38	2,500	2,652
		7,074
Texas – 11.3%		
Alamo Cmnty College Dist, Ltd. Tax and Rfdg Bonds, Ser 2017, 5.000%, 8-15-38	6,040	7,176
Austin, TX, Arpt Sys Rev Bonds (Travis, Williamson and Hays Cntys), Ser 2014, 5.000%, 11-15-39	1,000	1,114
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7-1-45	3,250	3,431
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4-1-45	1,000	1,036
Clifton Higher Edu Fin Corp., Edu Rev Bonds (IDEA Pub Sch), Ser 2011, 5.750%, 8-15-41	500	547
Clifton Higher Edu Fin Corp., Edu Rev Bonds (Uplift Edu), Ser 2014A, 4.250%, 12-1-34	3,000	3,059
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A: 6.500%, 5-15-31	1,000	1,099
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2012A, 5.000%, 7-1-32	500	541
North Harris Cnty Rgnl Water Auth, Sr Lien Rev and Rfdg Bonds, Ser 2016, 4.000%, 12-15-35	3,090	3,342
North TX Twy Auth, Sys Rev Rfdg Bonds, Ser 2008D, 0.000%, 1-1-30 (B)	26,000	19,538
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A: 6.500%, 8-15-39	1,000	1,018

SCHEDULE OF INVESTMENTS IVY MUNICIPAL BOND FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	$ 2,500	$ 2,590
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-33	3,000	3,207
7.000%, 6-30-40	5,000	5,304
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2010A, 6.200%, 2-15-40	2,500	2,598
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2016 (Insured by BAMAC), 4.000%, 5-1-33	500	527
TX Pub Fin Auth, TX Southn Univ Rev Fin Sys Bonds, Ser 2011, 6.750%, 5-1-26	3,740	4,033
TX Tpk Auth, Cent TX Tpk Sys, First Tier Rev Bonds, Ser 2002A (Insured by BHAC): 0.000%, 8-15-26 (B)	24,500	20,789
TX Trans Comsn, Cent TX Tpk Sys Rev Bonds (First Tier Rev Rfdg Bonds), Ser 2015-B, 5.000%, 8-15-37	1,000	1,119
TX Water Dev Board, State Water Implementation Rev Fund for TX Rev Bonds, Ser 2018B, 5.000%, 10-15-38	8,000	9,633
		91,701
Utah – 0.1%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Syracuse Arts Acadamy Proj), Ser 2017, 5.000%, 4-15-37	1,000	1,126
Washington – 1.1%		
Port of Seattle, Intermediate Lien Rev Rfdg Bonds, Ser 2015B, 5.000%, 3-1-35	2,000	2,262
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009, 7.000%, 7-1-39	1,000	1,013
WA Hlth Care Fac Auth, Rev Bonds (Providence Hlth & Svc), Ser 2014D, 5.000%, 10-1-38	5,000	5,572
		8,847
West Virginia – 0.1%		
WV Hosp Fin Auth, Hosp Rev Rfdg and Impvt Bonds (WV Utd Hlth Sys Oblig Group), Ser 2009C, 5.500%, 6-1-39	500	503
Wisconsin – 1.1%		
Milwaukee Cnty, WI, Arpt Rev Rfdg Bonds, Ser 2010B, 5.000%, 12-1-19	$1,000	$ 1,021
WI Gen Fund Annual Appropriation Bonds, Ser 2009A: 5.750%, 5-1-33	1,000	1,004
WI Hlth and Edu Fac Auth, Rev Bonds (Ascension Sr Credit Group), Ser 2016A, 4.000%, 11-15-33	1,000	1,074
WI Hlth and Edu Fac Auth, Rev Bonds (Aurora Hlth Care, Inc.), Ser 2010A, 5.625%, 4-15-39	1,500	1,562
WI Hlth and Edu Fac Auth, Rev Bonds (Med College of WI, Inc.), Ser 2016, 5.000%, 12-1-41	4,000	4,551
		9,212
TOTAL MUNICIPAL BONDS – 85.7%		$697,215
(Cost: $643,504)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 1.1%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 2.724%, 4-5-19	5,963	5,960
Clorox Co. (The), 2.705%, 4-2-19	3,000	2,999
		8,959
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (D)	278	278
Municipal Obligations – 7.7%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.450%, 4-7-19 (D)	5,250	5,250
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps), 1.550%, 4-7-19 (D)	6,490	6,490
Columbus Rgnl Arpt Auth, Cap Funding Rev Bonds (OASBO Expanded Asset Pooled Fin Prog), Sr Ser 2006 (GTD by U.S. Bank N.A.) (BVAL plus 13 bps), 1.480%, 4-7-19 (D)	3,200	3,200
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.) (BVAL plus 25 bps), 1.520%, 4-1-19 (D)	$4,500	$ 4,500
Kansas City, MO, Var Rate Dem Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.) (BVAL plus 22 bps), 2.380%, 4-7-19 (D)	2,800	2,800
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.600%, 4-7-19 (D)	2,500	2,500
MI Strategic Fund, Var Rate Demand Ltd. Oblig Rev Bonds, Ser 2007 (GTD by Air Prods and Chemicals, Inc.) (BVAL plus 23 bps), 1.490%, 4-1-19 (D)	3,270	3,270
NJ Hlth Care Fac Fin Auth, Rev Bonds, AHS Hosp Corp. Issue, Ser 2008C (GTD by JPMorgan Chase & Co.) (BVAL plus 9 bps), 1.480%, 4-7-19 (D)	9,500	9,500
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 17 bps), 1.540%, 4-7-19 (D)	5,000	5,000
SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.), 2.770%, 4-29-19	7,000	7,001
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 24 bps), 1.560%, 4-7-19 (D)	4,700	4,700
Univ of KS Hosp Auth, Var Rate Demand Hlth Fac Rev Bonds (KU Hlth Sys), Ser 2004 (GTD by U.S. Bank N.A.) (BVAL plus 17 bps), 1.510%, 4-1-19 (D)	2,220	2,220
University of California (1-Month U.S. LIBOR plus 8 bps), 2.380%, 4-7-19 (D)	4,000	4,000
WI Hlth and Edu Fac Auth, Var Rate Demand Rev Bonds (Wausau Hosp, Inc.), Ser 1998B (GTD by JPMorgan Chase Bank N.A.) (BVAL plus 25 bps), 1.500%, 4-7-19 (D)	2,100	2,100
		62,531

SHORT-TERM SECURITIES (Continued)	Principal	Value
Notes – 1.0%		
Net Magan Two LLC (1-Month U.S. LIBOR plus 10 bps), 2.640%, 4-7-19 (D)	$8,200	$ 8,200
United States Government Agency Obligations – 0.3%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate), 2.440%, 4-7-19 (D)	2,157	2,157
TOTAL SHORT-TERM SECURITIES – 10.1%		$ 82,125
(Cost: $82,126)		
TOTAL INVESTMENT SECURITIES – 98.9%		$804,525
(Cost: $750,172)		
CASH AND OTHER ASSETS, NET OF LIABILITIES (E) – 1.1%		8,912
NET ASSETS – 100.0%		$ 813,437

Notes to Schedule of Investments

(A) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(B) Zero coupon bond.

(C) Rate shown is the yield to maturity at March 31, 2019.

(D) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E) Cash of $328 has been pledged as collateral on open futures contracts.

The following futures contracts were outstanding at March 31, 2019 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Depreciation
U.S. 30-Year Treasury Bond	Short	117	6-28-19	11,700	$(17,510)	$(526)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Investment Funds	$25,185	$ —	$ —
Municipal Bonds	—	697,215	—
Short-Term Securities	—	82,125	—
Total	$25,185	$779,340	$ —
Liabilities			
Futures Contracts	$ 526	$ —	$ —

The following acronyms are used throughout this schedule:

AGM = Assured Guaranty Municipal
BAMAC = Build America Mutual Assurance Co.
BHAC = Berkshire Hathaway Assurance Corp.
BVAL = Bloomberg Valuation Municipal AAA Benchmark
FHA = Federal Housing Administration
FHLMC = Federal Home Loan Mortgage Corp.
FNMA = Federal National Mortgage Association
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
SIFMA = Securities Industry and Financial Markets Association

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Michael J. Walls

Below, Michael J. Walls, portfolio manager of the Ivy Municipal High Income Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. He has managed the Fund since 2009 and has 21 years of industry experience.

Fiscal Year Performance

For the 12 months ended March 31, 2019

Ivy Municipal High Income Fund (Class A shares at net asset value)	3.76%
Ivy Municipal High Income Fund (Class A shares including sales charges)	-0.57%
Benchmark(s) and/or Lipper and Morningstar Category	
Bloomberg Barclays Municipal High Yield Index	8.14%
(reflects the performance of securities generally representing the municipal high yield bond market)	
Lipper High Yield Municipal Debt Funds Universe Average	5.46%
(generally reflects the performance of the universe of funds with similar investment objectives)	
Morningstar High Yield Muni Category Average	5.72%
(generally reflects the performance of the universe of funds with similar investment objectives)	

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is based on net asset value (NAV).

The Ivy Municipal High Income Fund underperformed relative to the Bloomberg Barclays Municipal High Yield Index for the fiscal period ending March 31, 2019. The drivers of underperformance included: shorter duration positioning than the benchmark, reducing non-rated exposure while high yield outperformed and underweight positions in two of the best performing sectors.

Factors impacting performance

The Fund maintained a shorter-duration position of 4.35 years relative to the benchmark's duration of 8.80 years, which hurt performance as the municipal market rallied strongly during the first quarter of 2019. While the short-duration position led to positive performance in the third quarter, the rally in early 2019 erased those gains.

Additionally, high yield outperformed investment grade as we reduced the Fund's non-rated exposure from 37% to 27% during the fiscal period, which detracted from performance. We believed, and continue to believe, that investors are not being appropriately compensated for risk, especially as spreads are back to levels not seen since 2007. Therefore, we increased credit quality and in hindsight our timing was clearly early.

Lastly, the Fund was underweight two of the best performing sectors. The Fund's underweight position in the tobacco sector detracted from performance as the sector returned 6.3% during the period. The Fund generally keeps an underweight position in tobacco bonds in an effort to reduce volatility. Additionally, the Fund's performance was significantly hurt from an underweight position in Puerto Rico bonds, as those bonds returned 32% for the fiscal year. The strength in Puerto Rico was driven by the successful restructuring of its sales-tax-backed debt.

The Fund did not invest in any derivative products over the last twelve months.

Portfolio positioning

Despite detracting from performance for the year, we continue to believe shorter duration is warranted as rates are near historic lows and spreads are at decade-plus lows. Additionally, with non-rated bond spreads at 2007 lows, we feel it is prudent to own more liquid rated bonds to provide us the opportunity to exploit any credit widening. We plan to hold more than 9% of the portfolio in pre-refunded bonds as a source of additional liquidity moving forward.

We continue to be wary of Puerto Rico's bonds as additional restructurings will need to proceed through bankruptcy courts, which may take years. We still believe the island's bonds are dead money, meaning investors will receive no income from the bonds for the foreseeable future. With the Fund's primary mission of creating high levels of tax-exempt income, we would be remiss to pursue an investment we believe has a high likelihood of offering no income.

Looking ahead

We expect the Fed to remain on the sidelines for the remainder of 2019. We are concerned about the potential global economic impact from potential trade wars with China and the European Union. On a positive note, with the government shutdown finished, we expect second-quarter gross domestic product to rebound slightly. We will continue to monitor how tariffs and the one-year threat of closing the southern border might cause the Fed to reassess current interest rate policy. With the Fund's duration at 49% of its benchmark, we feel appropriately structured to weather the impact of a long trade war and potential border closure.

While the high municipal debt market produced strong returns during the fiscal year, we believe that the increase in new issuance should slow down returns moving forward. One growing concern is the consolidation of assets into a select few high yield municipal bond funds. With three firms controlling a significant percentage of high yield municipal assets, a potential market disruption may cause an issue if investors decide to redeploy capital into other asset classes. We feel if that was to occur, we are well positioned to redeploy capital at more attractive spreads and lengthen duration quickly.

Going forward, we will look for opportunities in bonds with more defensive structures as interest rates continue to hover around historically low levels and credit spreads continue to be tight. We plan to remain shorter duration than the benchmark as we view the sector as fully priced.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

The Fund may from time to time utilize futures contracts and similar derivative instruments designed for hedging purposes, and/or to take a directional position on interest rates.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

Fixed-income securities are subject to interest-rate risk, so the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Municipal High Income Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	**1.7%**
Financials	1.7%
Bonds	**92.6%**
Municipal Bonds	92.6%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	5.7%

Quality Weightings

Investment Grade	**37.7%**
AAA	0.0%
AA	1.6%
A	15.7%
BBB	20.4%
Non-Investment Grade	**54.9%**
BB	16.2%
B	9.2%
CCC	0.5%
Below CCC	0.2%
Non-rated	28.8%
Cash and Other Assets (Net of Liabilities), Cash Equivalents+ and Equities	7.4%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY MUNICIPAL HIGH INCOME FUND

(UNAUDITED)



——	Ivy Municipal High Income Fund, Class A Shares[1]	....	$17,749
-----	Bloomberg Barclays Municipal High Yield Index	....	$21,732

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class I[5]	Class N	Class Y[6]
1-year period ended 3-31-19	-0.57%	-0.92%	3.06%	4.04%	4.13%	3.79%
5-year period ended 3-31-19	3.40%	3.34%	3.55%	4.50%	—	4.30%
10-year period ended 3-31-19	—	—	—	7.06%	—	—
Since Inception of Class through 3-31-19[7]	5.99%	5.79%	5.67%	—	3.57%	6.34%

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)The Class Y shares of Waddell & Reed Advisors Municipal High Income Fund were reorganized as the Class I shares of Ivy Municipal High Income Fund on May 18, 2009. The performance shown for periods prior to this date is that of the Class Y shares of Waddell & Reed Advisors Municipal High Income Fund. Performance has not been restated to reflect the estimated annual operating expenses of the Ivy Municipal High Income Fund. If those expenses were reflected, performance shown would differ.

(6)The return shown for Class Y is hypothetical because there were no shares or assets for the period from July 28, 2009 through October 7, 2009. Class A data has been substituted for Class Y data during that period.

(7)5-18-09 for Class A shares, 5-18-09 for Class B shares, 5-18-09 for Class C shares, 7-5-17 for Class N shares and 5-18-09 for Class Y shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MARCH 31, 2019

INVESTMENT FUNDS	Shares	Value
Financials		
Registered Investment Companies – 1.7%		
iShares National AMT-Free Muni Bond ETF	184	$20,470
TOTAL INVESTMENT FUNDS – 1.7%		**$20,470**
(Cost: $20,008)		

MUNICIPAL BONDS	Principal	
Alabama – 3.2%		
AL 21st Century Auth, Tob Stlmt Rev Bonds, Ser 2012-A, 5.000%, 6-1-21	$ 1,000	1,064
AL Econ Stlmt Auth, BP Stlmt Rev Bonds, Ser 2016A, 4.000%, 9-15-33	9,000	9,547
Fairfield, AL, GO Warrants, Ser 2012, 6.000%, 6-1-37	8,485	8,367
Jefferson Cnty, AL, Swr Rev Bonds, Ser 2013-D, 6.500%, 10-1-53	10,470	12,392
Lower AL Gas Dist, Gas Proj Rev Bonds, Ser 2016A, 5.000%, 9-1-46	6,000	7,457
		38,827
Alaska – 0.8%		
Northn Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2006A Sr Cur Int Bonds, 5.000%, 6-1-46	10,000	9,737
American Samoa – 0.4%		
American Samoa Econ Dev Auth, Gen Rev and Rfdg Bonds, Ser 2015A, 6.625%, 9-1-35	5,000	5,091
Arizona – 2.4%		
AZ Hlth Fac Auth, Rev Bonds (Banner Hlth), Ser 2007B (3-Month U.S. LIBOR*0.67 plus 81 bps), 0.981%, 1-1-37 (A)	10,000	9,598
AZ Indl Dev Auth, Edu Rev and Rfdg Bonds (AZ Agribusiness & Equine Ctr, Inc. Proj), Ser 2017B, 5.000%, 3-1-42	1,500	1,555
Indl Dev Auth of Pima, Edu Rev Bonds (Noah Webster Sch – Pima Proj), Tax-Exempt Ser 2014A, 7.000%, 12-15-43	1,500	1,625
Indl Dev Auth of Tempe, AZ, Rev Rfdg Bonds (Friendship Vlg of Tempe), Ser 2012A:		
6.000%, 12-1-27	2,390	2,546
6.000%, 12-1-32	1,430	1,511
6.250%, 12-1-42	2,150	2,275
6.250%, 12-1-46	2,500	2,643
Indl Dev Auth of Yavapai, Edu Rev Bonds (AZ Agribusiness and Equine Ctr, Inc. Proj), Ser 2011, 7.875%, 3-1-42	5,500	6,146

MUNICIPAL BONDS (Continued)	Principal	Value
Arizona (Continued)		
Phoenix, AZ, Indl Dev Auth, Student Hsng Rfdg Rev Bonds (Downtown Phoenix Student Hsng LLC – AZ State Univ Proj), Ser 2018A, 5.000%, 7-1-42	$1,000	$ 1,115
		29,014
California – 12.0%		
CA Cnty Tob Securitization Agy, Tob Stlmt Asset-Bkd Bonds (Stanislaus Cnty Tob Funding Corp.), Ser 2006, 0.000%, 6-1-55 (B)	6,250	295
CA Muni Fin Auth, Charter Sch Rev Bonds (Palmdale Aerospace Academy Proj), Ser 2016A:		
5.000%, 7-1-41	1,750	1,848
5.000%, 7-1-46	1,670	1,756
CA Muni Fin Auth, Edu Fac Rev Bonds (King/Chavez Academies Proj), Taxable Ser 2009B, 8.000%, 10-1-22	120	124
CA Muni Fin Auth, Edu Fac Rev Bonds (Literacy First Proj), Ser 2010B, 6.000%, 9-1-30	2,040	2,089
CA Muni Fin Auth, Rev Bonds (Ret Hsng Fndtn Oblig Group), Ser 2017A, 5.000%, 11-15-31	750	930
CA Muni Fin Auth, Sr Lien Rev Bonds (LINXS APM Proj), Ser 2018A:		
4.000%, 12-31-47	6,650	6,879
5.000%, 12-31-47	1,500	1,701
CA Sch Fin Auth, Charter Sch Rev Bonds (Coastal Academy Proj), Ser 2013A, 5.000%, 10-1-42	1,200	1,251
CA Sch Fin Auth, Charter Sch Rev Bonds (Encore Edu Oblig Group), Ser 2016A:		
5.000%, 6-1-42	2,010	1,799
5.000%, 6-1-52	1,890	1,636
CA Sch Fin Auth, Charter Sch Rev Bonds (Rocketship Pub Sch – Oblig Group), Ser 2017G:		
5.000%, 6-1-47	675	702
5.000%, 6-1-53	675	696
CA Sch Fin Auth, Charter Sch Rev Bonds (Summit Pub Sch – Oblig Group), Ser 2017, 5.000%, 6-1-47	1,500	1,642
CA Sch Fin Auth, Charter Sch Rev Rfdg Bonds (Aspire Pub Sch – Oblig Group), Ser 2016, 5.000%, 8-1-41	1,500	1,626
CA Sch Fin Auth, Edu Fac Rev Bonds (River Springs Charter Sch), Ser 2017A:		
5.000%, 7-1-47	1,975	2,074
5.000%, 7-1-52	1,000	1,043

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
CA Sch Fin Auth, Sch Fac Rev Bonds (Alliance for College-Ready Pub Sch Proj), Ser 2016C, 5.250%, 7-1-52	$3,660	$4,035
CA Statewide Cmnty Dev Auth, Edu Fac Rev Bonds (Independence Support LLC Proj), Ser 2015, 7.000%, 6-1-45 (C)	4,000	2,411
CA Statewide Cmnty Dev Auth, Rev Bonds (Lancer Plaza Proj), Ser 2013:		
5.625%, 11-1-33	1,400	1,577
5.875%, 11-1-43	1,890	2,119
CA Statewide Cmnty Dev Auth, Rev Bonds (Loma Linda Univ Med Ctr), Ser 2016A:		
5.000%, 12-1-46	3,000	3,243
5.250%, 12-1-56	2,500	2,735
CA Statewide Cmnty Dev Auth, Rfdg Rev Bonds (CA Baptist Univ), Ser 2017A, 5.000%, 11-1-41	1,000	1,124
CA Statewide Cmnty Dev Auth, Sr Living Rev Bonds (Southn CA Presbyterian Homes), Ser 2009:		
6.625%, 11-15-24	2,490	2,555
7.000%, 11-15-29	3,500	3,602
7.250%, 11-15-41	6,000	6,186
CA Statewide Cmnty Dev Auth, Student Hsng Rfdg Rev Bonds (Univ of CA, Irvine East Campus Apt, CHF-Irvine LLC), Ser 2016, 5.000%, 5-15-40	1,500	1,679
CA Various Purp GO Bonds:		
6.000%, 4-1-35	500	500
Cert of Part, Oro Grande Elem Sch Dist, Ser 2010, 6.125%, 9-15-40	5,000	5,285
Cert of Part, Oro Grande Elem Sch Dist, Ser 2013, 5.125%, 9-15-42	2,760	2,955
Foothill/Eastn Trans Corridor Agy, Toll Road Rfdg Rev Bonds, Ser 2013B-1 (Insured by AGM), 3.950%, 1-15-53	2,800	2,873
Golden State Tob Securitization Corp., Enhanced Tob Stlmt Asset-Bkd Bonds, Ser 2017A-1, 5.000%, 6-1-29	1,250	1,449
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015A, 5.000%, 6-1-35	6,265	7,128
Golden State Tob Securitization Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2018A-1, 5.000%, 6-1-47	2,000	1,996
Palamar Hlth, Rfdg Rev Bonds, Ser 2016, 4.000%, 11-1-39	8,700	8,830
Palomar Pomerado Hlth, San Diego Cnty, CA, Cert of Part:		
6.625%, 11-1-29	2,000	2,059

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
California (Continued)		
6.000%, 11-1-41	$ 3,000	$ 3,214
Redev Agy for Riverside, Interstate 215 Corridor Redev Proj Area, 2010 Tax Alloc Bonds, Ser E, 6.500%, 10-1-40	2,500	2,691
Redev Agy of San Buenaventura, Merged San Buenaventura Redev Proj, 2008 Tax Alloc Bonds:		
7.750%, 8-1-28	1,000	1,004
8.000%, 8-1-38	1,500	1,507
San Buenaventura Rev Bonds (Cmnty Mem Hlth Sys), Ser 2011:		
8.000%, 12-1-26	1,400	1,598
8.000%, 12-1-31	9,400	10,608
7.500%, 12-1-41	4,000	4,449
San Diego, CA, Tob Stlmt Rev Funding Corp., Tob Stlmt Bonds, Ser 2018C, 4.000%, 6-1-32	980	1,006
San Francisco City and Cnty Arpt Comsn, San Francisco Intl Arpt Second Ser Rev Bonds, Ser 2019A, 4.000%, 5-1-49	1,250	1,326
San Mateo Cmnty Fac Dist No. 2008-1 (Bay Meadows), Spl Tax Bonds, Ser 2012, 6.000%, 9-1-42	4,000	4,423
Successor Agy to the Commerce Cmnty Dev Comsn, Tax Alloc Rfdg Bonds, Ser 2018A (Insured by AGM), 5.000%, 8-1-19	250	253
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser 2006A Sr Current Int Bonds, 5.000%, 6-1-37	13,000	13,001
Tob Securitization Auth of Southn CA, Tob Stlmt Asset-Bkd Bonds (San Diego Cnty Tob Asset Securitization Corp.), Ser A-1, 5.125%, 6-1-46	6,650	6,651
		144,163
Colorado – 2.1%		
AR River Power Auth, CO Power Supply Sys Rev Rfdg Bonds, Ser 2018A, 5.000%, 10-1-43	5,000	5,500
Arkansas River Power Auth, CO, Power Rev Impvt Bonds, Ser 2010, 6.125%, 10-1-40	5,000	5,219
CO High Performance Trans Enterprise, U.S. 36 and I-25 Managed Lanes Sr Rev Bonds, Ser 2014, 5.750%, 1-1-44	3,250	3,549
Colorado (Continued)		
CO Hlth Fac Auth, Rev Bonds (Total Longterm Care Natl Oblig Group Proj), Ser 2010A, 6.250%, 11-15-40	$ 1,250	$ 1,342
Denver, CO, Dept of Aviation, Arpt Sys Sub Rev Bonds, Ser 2018A, 4.000%, 12-1-48	5,000	5,190
Pub Auth for CO Enrg, Natural Gas Purchase Rev Bonds, Ser 2008, 6.500%, 11-15-38	3,000	4,375
		25,175
Connecticut – 0.2%		
CT Hlth and Edu Fac Auth, Hlthcare Fac Expansion Rev Bonds (Church Home of Hartford, Inc. Proj), Ser 2016A:		
5.000%, 9-1-46	1,000	1,042
5.000%, 9-1-53	1,600	1,659
		2,701
District Of Columbia – 0.1%		
Metro WA DC Arpt Auth, Dulles Toll Road, Second Sr Lien Rev Bonds, Ser 2010B, 6.500%, 10-1-44	1,000	1,295
Florida – 3.9%		
Brevard Cnty, FL, Indl Dev Rev Bonds (TUFF FL Tech Proj), Ser 2009:		
6.500%, 11-1-29	3,125	3,179
6.750%, 11-1-39	4,450	4,523
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2014A, 8.250%, 1-1-49 (C)	3,000	2,100
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016A, 5.750%, 1-1-50 (C)	645	613
Cap Trust Agy, FL, First Mtg Rev Bonds (Silver Creek St. Augustine Proj), Ser 2016B, 7.000%, 1-1-35 (C)	555	527
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2010A, 6.000%, 9-15-40	8,000	8,250
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2014A, 6.125%, 6-15-44	5,300	5,624
FL Dev Fin Corp., Edu Fac Rev Bonds (Renaissance Charter Sch, Inc. Proj), Ser 2015A, 6.000%, 6-15-35	2,000	2,102
FL Dev Fin Corp., Rev Bonds (Sculptor Charter Sch Proj), Ser 2008A, 7.250%, 10-1-38	1,860	1,865
Florida (Continued)		
Lee Cnty Indl Dev Auth, Hlthcare Fac Rfdg Rev Bonds (Cypress Cove at Health Park FL, Inc. Proj), Ser 2012, 6.500%, 10-1-47	$ 9,835	$ 10,737
Miami-Dade Cnty Indl Dev Auth, Rev Bonds (Youth Co-Op Charter Sch Proj), Ser 2015A, 6.000%, 9-15-45	2,250	2,316
Mid-Bay Bridge Auth, 1st Sr Lien Rev Bonds, Ser 2015A, 5.000%, 10-1-40	2,000	2,202
Osceola Cnty, Expressway Sys Rev Bonds (Poinciana Prkwy Proj), Ser 2014A, 5.375%, 10-1-47	2,000	2,156
		46,194
Georgia – 2.4%		
Cobb Cnty, GA, Dev Auth Sr Living Rfdg Rev Bonds (Provident Vlg Creekside Proj), Ser 2016A:		
6.000%, 7-1-36	1,250	1,173
6.000%, 7-1-51	4,000	3,612
Greene Cnty Dev Auth, GA, First Mtg Rev Bonds (Glen-I LLC Proj), Ser 2015A, 7.250%, 1-1-46 (C)	15,000	13,500
Main Street Natural Gas, Inc., Gas Supply Rev Bonds, Ser 2019A, 4.000%, 5-15-39	5,500	5,645
Savannah Econ Dev Auth, Rfdg Rev Bonds (The Marshes of Skidaway Island Proj), Ser 2013, 7.250%, 1-1-49	4,000	4,462
		28,392
Guam – 0.4%		
Cert of Part (JFK High Sch Proj), Dept of Edu, GU, Ser 2010A:		
6.625%, 12-1-30	1,400	1,437
6.875%, 12-1-40	3,500	3,607
		5,044
Hawaii – 0.2%		
Dept of Budget and Fin of HI, Spl Purp Sr Living Rev Bonds (15 Craigside Proj), Ser 2009A, 8.750%, 11-15-29	300	313
Kaua'I Cmnty Fac Dist No. 2008-1 (Kukul'ula Dev Proj), Spl Tax Rev Bonds, Ser 2012, 5.750%, 5-15-42	2,000	2,030
		2,343
Idaho – 0.1%		
ID Hsng and Fin Assoc (Compass Pub Charter Sch, Inc. Proj), Ser 2010A:		
6.250%, 7-1-40	1,000	1,018
6.250%, 7-1-45	550	560
		1,578

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Illinois – 8.2%		
Cert of Part, Metra Market of Chicago LLC Redev Proj, Ser A, 6.870%, 2-15-24	$ 700	$ 701
Chicago Midway Arpt, Second Lien Rev Rfdg Bonds, Ser 2013B, 5.000%, 1-1-35	3,000	3,264
Chicago Multi-Fam Hsng, Rev Bonds (Goldblatts Supportive Living Proj), Ser 2013, 6.125%, 12-1-43	8,895	7,644
Chicago O'Hare Intl Arpt, Gen Arpt Sr Lien Rev Bonds, Ser 2018B (Insured by AGM), 4.000%, 1-1-44	5,000	5,211
Chicago O'Hare Intl Arpt, Gen Arpt Third Lien Rev Bonds, Ser 2011A: 5.750%, 1-1-39	1,000	1,073
Chicago O'Hare Intl Arpt, Sr Spl Fac Rev Bonds (Trips Oblig Group), Ser 2018, 5.000%, 7-1-48	1,000	1,121
City of Chicago, Gen Arpt Sr Lien Rev and Rev Rfdg Bonds (Chicago O'Hare Intl Arpt), Ser 2018A (Insured by AGM), 4.375%, 1-1-53	5,000	5,299
Cook Cnty, IL, Recovery Zone Fac Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.750%, 10-15-40	6,500	6,768
IL Fin Auth, Multi-Family Hsng Rev Bonds (St. Anthony of Lansing Proj), Ser 2012, 6.500%, 12-1-32	4,545	4,668
IL Fin Auth, Rev and Rfdg Bonds (Roosevelt Univ Proj), Ser 2009: 6.500%, 4-1-44	5,000	5,122
IL Fin Auth, Rev Bonds (Lutheran Home and Svs Oblig Group), Ser 2012, 5.625%, 5-15-42	5,300	5,436
IL Fin Auth, Rev Bonds (Navistar Intl Corp. Proj), Ser 2010, 6.750%, 10-15-40	6,500	6,792
IL Fin Auth, Rev Bonds (NW Mem Hlthcare), Ser 2017A, 4.000%, 7-15-47	5,000	5,256
IL Fin Auth, Rev Bonds (Silver Cross Hosp and Med Ctrs), Ser 2009, 7.000%, 8-15-44	5,000	5,099
IL GO Bonds, Ser 2016, 4.000%, 6-1-32	6,410	6,384
SW IL Dev Auth, Local Govt Prog Rev Bonds (City of Belleville-Carlyle/ Green Mount Redev Proj – Tax Increment and Sales Tax), Ser 2011A, 7.000%, 7-1-41	6,000	6,021
SW IL Dev Auth, Local Govt Prog Rev Rfdg Bonds (Granite City Proj), Ser 2012, 5.250%, 3-1-23	3,095	3,096
SW IL Dev Auth, Sr Care Fac Rev Bonds (Eden Ret Ctr, Inc. Proj), Ser 2006, 5.850%, 12-1-36	$2,675	$ 2,396
Upper IL River Vly Dev Auth (Pleasant View Luther Home Proj), Rev Bonds, Ser 2010:		
7.250%, 11-15-40	1,100	1,131
7.375%, 11-15-45	1,500	1,544
Upper IL River Vly Dev Auth, Multi-Fam Hsng Rev Bonds (Deer Park of Huntley Proj), Ser 2012, 6.500%, 12-1-32	4,820	4,824
Vlg of East Dundee, Kane and Cook Cnty, IL, Ltd. Oblig Tax Incr Rev Bonds (Route 25 South Redev Proj), Ser 2012, 5.625%, 12-1-31	1,505	1,497
Vlg of Riverdale, Cook Cnty, IL, Unlimited Tax GO Bonds, Ser 2011, 8.000%, 10-1-36	7,855	8,393
		98,740
Indiana – 2.8%		
City of Carmel, IN, Rev Bonds, Ser 2012A:		
7.000%, 11-15-27 (C)	1,575	1,260
7.000%, 11-15-32 (C)	2,000	1,600
7.125%, 11-15-42 (C)	7,500	6,000
7.125%, 11-15-47 (C)	5,750	4,600
IN Fin Auth, Midwestn Disaster Relief Rev Bonds (OH Vly Elec Corp. Proj), Ser 2012A, 5.000%, 6-1-39	5,000	5,024
Lake Station 2008 Bldg Corp., Lake Station, IN, First Mtg Bonds, Ser 2010, 6.000%, 7-15-27	5,170	5,457
Terre Haute, IN, Rev Bonds (Westminister Vlg Proj), Ser 2012, 6.000%, 8-1-39	5,000	5,064
Westfield Redev Dist, Tax Incr Rev Bonds of 2009, 6.500%, 2-1-30	2,000	2,081
Whiting, IN, Redev Dist Tax Incr Rev Bonds, Ser 2016, 4.000%, 1-15-32	2,600	2,465
		33,551
Iowa – 0.2%		
IA Fin Auth, Rev and Rfdg Bonds (Childserve Proj), Ser 2015B, 5.000%, 6-1-36	2,425	2,578
Kansas – 1.7%		
Arkansas City, KS, Pub Bldg Comsn, Rev Bonds (South Cent KS Rgnl Med Ctr), Ser 2009:		
6.250%, 9-1-24	1,145	1,156
7.000%, 9-1-29	900	912
7.000%, 9-1-38	3,500	3,542
Atchison, KS, Hosp Rev Bnds (Atchison Hosp Assoc), Ser 2009 (Blmbrg Fair Val Yld Index for the Qualified "A" Rtd Muni Indx 5-Year Mtrty plus 290 bps), 4.480%, 9-1-30 (A)	$ 1,000	$ 1,012
Lawrence, KS (The Bowersock Mills & Power Co. Hydroelec Proj), Indl Rev Bonds (Recovery Zone Fac Bonds), Ser 2010A, 7.625%, 8-1-37	7,500	7,843
Lenexa, KS, Hlth Care Fac Rev Bonds (Lakeview Village, Inc.), Ser 2018A:		
4.000%, 5-15-34	1,000	980
5.000%, 5-15-39	1,500	1,595
Unif Govt of Wyandotte Cnty, Kansas City, KS, Spl Oblig Rfdg and Impvt Rev Bonds (Wyandotte Plaza Redev Proj), Ser 2016, 5.000%, 12-1-34	3,000	3,057
		20,097
Kentucky – 2.2%		
Kenton Cnty Arpt Board, Cincinnati/ Northn KY Intl Arpt Rev Bonds, Ser 2019:		
5.000%, 1-1-44	2,250	2,652
5.000%, 1-1-49	2,250	2,635
KY Econ Dev Fin Auth, Hosp Rev Bonds, Ser 2010A:		
6.375%, 6-1-40	5,500	5,804
6.500%, 3-1-45	2,500	2,642
KY Pub Trans Infra Auth, First Tier Toll Rev Bonds, Ser 2013A, 5.750%, 7-1-49	4,000	4,369
Murray, KY, Hosp Fac Rev Bonds (Murray-Calloway Cnty Pub Hosp Corp. Proj), Ser 2010, 6.375%, 8-1-40	2,000	2,123
Pub Enrg Auth of KY, Gas Supply Rev Bonds, Ser 2018B, 4.000%, 1-1-49	5,000	5,436
		25,661
Louisiana – 0.4%		
LA Local Govt Envirnmt Fac and Cmnty Dev Auth, Rev and Rfdg Bonds (CDF Hlthcare of LA LLC Proj), Ser 2015A, 5.625%, 6-1-45	4,950	5,073
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj – Phase IIA), Ser 2014A, 8.375%, 7-1-39 (C)	13,547	—*
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2013B, 10.500%, 7-1-39 (C)	12,202	—*

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Louisiana (Continued)		
LA Pub Fac Auth, Solid Waste Disp Fac Rev Bonds (LA Pellets, Inc. Proj), Ser 2015, 7.750%, 7-1-39 (C)	$ 1,977	$ —*
		5,073
Maine – 0.1%		
ME Fin Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2015R-2, 4.375%, 8-1-35	1,000	1,023
Maryland – 0.2%		
MD Econ Dev Corp., Econ Dev Rev Bonds (Terminal Proj), Ser B, 5.750%, 6-1-35	1,750	1,835
Massachusetts – 0.4%		
MA Dev Fin Agy, Rev Bonds, Foxborough Rgnl Charter Sch Issue, Ser 2010, 7.000%, 7-1-42	4,000	4,270
Michigan – 3.0%		
Detroit, MI, GO Bonds, Ser 2004-A (1) (Insured by AMBAC), 5.250%, 4-1-23	220	217
Econ Dev Corp. of Oakland Cnty, Ltd. Oblig Rev Rfdg Bonds (The Roman Catholic Archdiocese of Detroit), Ser 2011, 6.500%, 12-1-20	2,110	2,151
MI Fin Auth, Hosp Rev and Rfdg Bonds (Presbyterian Vlg of MI), Ser 2015, 5.250%, 11-15-35	5,340	5,505
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev and Rev Rfdg Bonds (MI Technical Academy Proj), Ser 2012:		
7.100%, 10-1-31 (C)	2,000	60
7.450%, 10-1-41 (C)	3,000	90
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Hanley Intl Academy, Inc. Proj), Ser 2010A, 6.125%, 9-1-40	4,535	4,557
MI Fin Auth, Pub Sch Academy Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2010A:		
5.900%, 12-1-30	2,000	2,010
6.500%, 12-1-40	3,000	3,020
MI Pub Edu Fac Auth, Ltd. Oblig Rev Bonds (Old Redford Academy Proj), Ser 2005A, 5.875%, 12-1-30	1,720	1,720
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008A, 6.875%, 6-1-42	7,600	7,602
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2008C, 0.000%, 6-1-58 (B)	100,000	2,884
MI Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Sr Current Int Bonds, Ser 2007A, 5.125%, 6-1-22	$3,335	$ 3,335
The Econ Dev Corp. of Dearborn, MI, Ltd. Oblig Rev and Rfdg Rev Bonds (Henry Ford Vlg, Inc. Proj), Ser 2008, 7.000%, 11-15-38	2,400	2,259
		35,410
Missouri – 2.5%		
Belton, MO, Tax Incr Rev Bonds (Belton Marketplace Redev Proj), Ser 2012, 6.375%, 12-1-29	290	290
Blue Springs, MO, Spl Oblig Tax Incr and Spl Dist Rfdg and Impvt Bonds (Adams Farm Proj), Ser 2015A, 5.250%, 6-1-39	2,500	2,523
Branson, MO, Indl Dev Auth, Tax Incr Rfdg Rev Bonds (Branson Shoppes Redev Proj), Ser 2017A, 3.900%, 11-1-29	950	957
Broadway-Fairview Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.875%, 12-1-31	675	439
6.125%, 12-1-36	875	569
Grindstone Plaza Trans Dev Dist (Columbia, MO), Trans Sales Tax Rev Bonds, Ser 2006A:		
5.250%, 10-1-21	220	217
5.400%, 10-1-26	1,145	1,080
5.500%, 10-1-31	1,925	1,745
5.550%, 10-1-36	1,725	1,506
Kirkwood, MO, Indl Dev Auth, Ret Cmnty Rev Bonds (Aberdeen Heights), Ser 2017A, 5.250%, 5-15-50	4,000	4,303
Lakeside 370 Levee Dist (St. Charles Cnty, MO), Levee Dist Impvt Bonds, Ser 2008, 0.000%, 4-1-55 (B)	3,444	603
MO Dev Fin Board, Infra Fac Rev Bonds (Branson Landing Proj), Ser 2005A, 6.000%, 6-1-20	415	424
St. Louis Muni Fin Corp., Compound Int Leasehold Rev Bonds (Convention Ctr Cap Impvt Proj), Ser 2010A (Insured by AGM):		
0.000%, 7-15-36 (B)	2,250	1,226
0.000%, 7-15-37 (B)	4,000	2,067
Stone Canyon Cmnty Impvt Dist, Independence, MO, Rev Bonds (Pub Infra Impvt Proj), Ser 2007, 5.750%, 4-1-27 (C)	1,250	350
Tax Incr Fin Comsn of Kansas City, MO, Tax Incr Rev Bonds (Brywood Ctr Proj), Ser 2010A, 8.000%, 4-1-33 (C)	3,950	1,580
The Indl Dev Auth of Grandview, MO, Tax Incr Rev Bonds (Grandview Crossing Proj 1), Ser 2006, 5.750%, 12-1-28 (C)	$1,000	$ 150
The Indl Dev Auth of Lee's Summit, MO, Infra Fac Rev Bonds (Kensington Farms Impvt Proj), Ser 2007, 5.750%, 3-1-29 (C)	2,185	1,398
The Indl Dev Auth of St. Joseph, MO, Hlthcare Rev Bonds (Living Cmnty of St. Joseph Proj), Ser 2002, 7.000%, 8-15-32	8,420	8,421
		29,848
Nebraska – 0.9%		
Cent Plains Enrg Proj, Gas Proj Rev Bonds (Proj No. 3), Ser 2012:		
5.250%, 9-1-37	8,000	8,726
5.000%, 9-1-42	2,000	2,166
		10,892
Nevada – 0.5%		
Director of the State of NV, Dept of Business and Industry Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2015A, 5.125%, 12-15-45	2,515	2,642
NV Dept of Business and Industry, Charter Sch Lease Rev Bonds (Somerset Academy), Ser 2018A, 5.000%, 12-15-48	500	521
Reno, NV, Cap Impvt Rev Rfdg Bonds, Ser 2019A-1, 4.000%, 6-1-46	2,000	2,078
Reno, NV, First Lien Sales Tax Rev Rfdg Bonds (Retrac-Reno Trans Rail Access Corridor Proj), Ser 2018A (Insured by AGM), 5.000%, 6-1-48	1,000	1,155
		6,396
New Hampshire – 0.2%		
NH Hlth and Edu Fac Auth, Rev Bonds, Rivermead Issue, Ser 2011A, 6.875%, 7-1-41	2,300	2,445
New Jersey – 1.6%		
NJ Econ Dev Auth, Cigarette Tax Rev Rfdg Bonds, Ser 2012:		
5.000%, 6-15-26	1,000	1,078
5.000%, 6-15-28	1,000	1,073
5.000%, 6-15-29	500	536
NJ Econ Dev Auth, Spl Fac Rev Bonds (Continental Airlines, Inc. Proj), Ser 1999, 5.125%, 9-15-23	2,000	2,161
NJ Hlth Care Fac Fin Auth, Rev and Rfdg Bonds (Univ Hosp Issue), Ser 2015A, 5.000%, 7-1-46	2,355	2,599

MUNICIPAL BONDS (Continued)	Principal	Value
New Jersey (Continued)		
NJ Tpk Auth, Tpk Rev Bonds, Ser 2019A, 4.000%, 1-1-48	$ 2,500	$ 2,656
NJ Trans Trust Fund Auth, Trans Prog Bonds, Ser 2019AA, 4.500%, 6-15-49	5,000	5,126
Tob Stlmt Fin Corp., Tob Stlmt Bonds, Ser 2018B, 5.000%, 6-1-46	4,000	4,226
		19,455
New Mexico – 0.4%		
NM Hosp Equip Loan Council, Hosp Impvt and Rfdg Rev Bonds (Gerald Champion Rgnl Med Ctr Proj), Ser 2012A, 5.500%, 7-1-42	4,750	5,106
New York – 3.4%		
Dormitory Auth, Sch Dist Rev Bond Fin Prog, Ser 2010A (Insured by AGM): 5.000%, 10-1-22	1,000	1,053
MTA Hudson Rail Yards Trust Oblig, Ser 2016A, 5.000%, 11-15-56	5,000	5,446
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A4, 6.700%, 1-1-49	8,750	8,820
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014A5, 6.700%, 1-1-49	2,875	2,898
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014B, 5.500%, 7-1-20	1,488	1,494
Nassau Cnty Indl Dev Agy, Continuing Care Ret Cmnty Rev Bonds (Amsterdam at Harborside Proj), Ser 2014C, 2.000%, 1-1-49	10,879	1,782
Nassau Cnty Tob Stlmnt Corp., Tob Stlmnt Asset-Bkd Bonds, Ser 2006A-3 Sr Current Int Bonds, 5.125%, 6-1-46	10,000	9,778
NY Cntys Tob Trust VI, Tob Stlmt Pass-Through Bonds, Ser 2016A, 5.000%, 6-1-51	1,000	1,025
NY Trans Dev Corp., Spl Fac Rev Bonds (Delta Air Lines, Inc. – LaGuardia Arpt Terminals C&D Redev Proj), Ser 2018, 4.000%, 1-1-36	1,000	1,037
The Orange Co. Funding Corp. (NY), Assisted Living Residence Rev Bonds (The Hamlet at Wallkill Assisted Living Proj), Ser 2012, 6.500%, 1-1-46	5,000	5,177

MUNICIPAL BONDS (Continued)	Principal	Value
New York (Continued)		
Westchester Tob Asset Securitization Corp., Tob Stlmt Bonds, Ser 2016B, 5.000%, 6-1-41	$ 2,500	$ 2,680
		41,190
North Carolina – 0.3%		
NC Med Care Comsn, Ret Fac First Mtg Rev Bonds (Galloway Ridge Proj), Ser 2010A, 6.000%, 1-1-39	1,520	1,552
NC Tpk Auth, Monroe Expressway Toll Rev Bonds, Ser 2016C, 0.000%, 7-1-41 (B)	4,160	1,455
		3,007
Ohio – 2.2%		
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007, 5.125%, 6-1-24	2,870	2,740
Buckeye Tob Stlmt Fin Auth, Tob Stlmt Asset-Bkd Bonds, Ser 2007A-2, 5.875%, 6-1-47	10,000	9,777
Cleveland-Cuyahoga Cnty Port Auth, Dev Rev Bonds (Flats East Dev Proj), Ser 2010B, 7.000%, 5-15-40	2,430	2,604
Cnty of Muskingum, OH, Hosp Fac Rev Bonds (Genesis Hlth Care Sys Oblig Group Proj), Ser 2013, 5.000%, 2-15-48	5,000	5,210
Greene Cnty Port Auth, Adult Svc Fac Rev Bonds (Greene, Inc. Proj), Ser 2009, 7.500%, 12-1-33	4,000	4,156
Summit Cnty Port Auth, OH (Cleveland – Flats East Dev Proj), Ser 2010B, 6.875%, 5-15-40	1,165	1,246
		25,733
Oklahoma – 0.3%		
OK Dev Fin Auth, Hlth Sys Rev Bonds (OU Medicine Proj), Ser 2018B, 5.500%, 8-15-57	3,000	3,438
Oregon – 1.0%		
Hosp Fac Auth of Salem, OR, Rev Rfdg Bonds (Cap Manor, Inc.), Ser 2012, 6.000%, 5-15-42	1,900	2,063
OR Fac Auth, Rev Bonds (Concordia Univ Proj), Ser 2010A: 6.125%, 9-1-30	885	934
6.375%, 9-1-40	1,750	1,866
Port of Portland, OR, Portland Intl Arpt Passenger Fac Charge Rev Bonds, Ser 2011A, 5.500%, 7-1-30	5,000	5,380

MUNICIPAL BONDS (Continued)	Principal	Value
Oregon (Continued)		
Salem, OR, Hosp Fac Auth, Rev Bonds (Capital Manor Proj), Ser 2018, 5.000%, 5-15-53	$ 1,895	$ 2,109
		12,352
Pennsylvania – 6.2%		
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2010, 6.125%, 1-1-45	5,000	5,111
Cumberland Cnty Muni Auth, Rfdg Rev Bonds (Asbury PA Oblig Group), Ser 2012, 5.250%, 1-1-41	3,000	3,069
Delaware Cnty Indl Dev Auth, Charter Sch Rev Bonds (Chester Cmnty Charter Sch Proj), Ser 2010A, 6.125%, 8-15-40	13,935	12,692
Delaware Cnty Indl Dev Auth, PA, Rfdg Rev Bonds (Covanta Proj), Ser 2015A, 5.000%, 7-1-43	5,000	5,058
PA Higher Edu Fac Auth, Rev Bonds (Edinboro Univ Fndtn Student Hsng Proj at Edinboro Univ of PA), Ser 2010, 6.000%, 7-1-43	2,530	2,667
PA Higher Edu Fac Auth, Student Hsng Rev Bonds (Univ Ppty, Inc. Student Hsng Proj at East Stroudsburg Univ of PA), Ser 2010, 6.000%, 7-1-21	1,000	1,039
PA Tpk Comsn, Tpk Sub Rev Bonds, Ser 2009E, 6.288%, 12-1-38	16,000	20,264
Philadelphia Auth Indl Dev, Rev Bonds (Global Leadership Academy Charter Sch Proj), Ser 2010, 6.375%, 11-15-40	1,000	1,027
Philadelphia Auth Indl Dev, Rev Bonds (Mariana Bracetti Academy Charter Sch Proj), Ser 2011: 7.150%, 12-15-36	6,000	6,524
7.625%, 12-15-41	6,925	7,597
Philadelphia Auth Indl Dev, Rev Bonds (New Foundations Charter Sch Proj), Ser 2012, 6.625%, 12-15-41	3,500	4,110
Philadelphia, PA, Gas Works Rev Bonds (1998 Gen Ordinace), Ninth Ser, 5.250%, 8-1-40	755	786
The Borough of Langhorne Manor, Higher Edu and Hlth Auth (Bucks Cnty, PA), Hosp Rev Bonds (Lower Bucks Hosp), Ser 1992: 7.300%, 7-1-12 (C)	1,920	806
7.350%, 7-1-22 (C)	3,400	1,428

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

MUNICIPAL BONDS (Continued)	Principal	Value
Pennsylvania (Continued)		
Wilkes-Barre Area Sch Dist, Luzerne Cnty, PA, GO Bonds, Ser 2019, 4.000%, 4-15-54 (D)	$2,500	$ 2,561
		74,739
Rhode Island – 0.4%		
Tob Stlmt Fin Corp., Tob Stlmt Asset-Bkd Bonds, Ser 2015B, 5.000%, 6-1-50	5,000	5,098
South Carolina – 0.6%		
Piedmont Muni Pwr Agy, SC, Elec Rev Rfdg Bonds, Ser 2008C, 5.750%, 1-1-34	1,550	1,676
SC Jobs – Econ Dev Auth, Student Hsng Rev Bonds (Coastal Hsng Fndtn LLC Proj), Ser 2009A, 6.500%, 4-1-42	5,000	5,243
		6,919
Tennessee – 0.3%		
Metro Nashville Arpt Auth, Arpt Impvt Rev Bonds, Ser 2015A, 5.000%, 7-1-40	3,000	3,390
Texas – 16.8%		
Arlington, TX, Higher Edu Fin Corp., Edu Rev Bonds (Wayside Sch), Ser 2016A:		
4.375%, 8-15-36	640	641
4.625%, 8-15-46	1,250	1,255
Arlington, TX, Higher Edu Fin Corp., Rev Bonds (Newman Intl Academy), Ser 2016A, 5.375%, 8-15-36	4,585	4,747
Bexar Cnty Hlth Fac Dev Corp., Rev Bonds (Army Ret Residence Fndtn Proj), Ser 2010, 6.200%, 7-1-45	1,750	1,848
Bexar Cnty Hlth Fac Dev Corp., Rev Rfdg Bonds (Army Ret Residence Fndtn Proj), Ser 2016, 5.000%, 7-15-41	5,395	5,750
Cap Area Cultural Edu Fac Fin Corp., Rev Bonds (The Roman Catholic Diocese of Austin), Ser 2005B, 6.125%, 4-1-45	3,150	3,265
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2010:		
0.000%, 1-1-36 (B)	2,500	1,390
0.000%, 1-1-40 (B)	2,000	924
Cent TX Rgnl Mobility Auth, Sr Lien Rev Bonds, Ser 2015A, 5.000%, 1-1-45	4,000	4,427
Cent TX Rgnl Mobility Auth, Sr Lien Rev Rfdg Bonds, Ser 2016, 5.000%, 1-1-46	2,000	2,225
Cent TX Rgnl Mobility Auth, Sub Lien Rev Rfdg Bonds, Ser 2013:		
5.000%, 1-1-33	6,000	6,530
5.000%, 1-1-42	3,000	3,225

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013A, 5.000%, 11-1-45	$13,500	$14,063
Dallas/Fort Worth Intl Arpt, Joint Rev Impvt Bonds, Ser 2013B, 5.000%, 11-1-44	5,000	5,437
Grand Prkwy Trans Corp., First Tier Toll Rev Bonds, Ser 2013A, 5.500%, 4-1-53	15,000	16,693
Harris Cnty Cultural Edu Fac Fin Corp., Rev Rfdg Bonds (Space Ctr Houston Proj), Sr Ser 2009, 7.000%, 8-15-28	5,000	5,101
Hopkins Cnty Hosp Dist, Hosp Rev Bonds, Ser 2008:		
6.000%, 2-15-33	2,000	2,004
6.000%, 2-15-38	1,850	1,854
Houston Higher Edu Fin Corp., Edu Rev Bonds (Cosmos Fndtn, Inc.), Ser 2011A, 6.875%, 5-15-41	3,800	4,204
Houston, TX, Arpt Sys, Sub Lien Rev Rfdg Bonds, Ser 2011B:		
5.000%, 7-1-25	1,000	1,074
5.000%, 7-1-26	2,680	2,874
La Vernia Higher Edu Fin Corp., Edu Rev Bonds (KIPP, Inc.), Ser 2009A, 6.375%, 8-15-44	4,000	4,070
Montgomery, TX, Cnty Toll Road Auth, Sr Lien Toll Road Rev Bonds, Ser 2018, 5.000%, 9-15-48	1,000	1,084
New Hope Cultural Edu Fac Fin Corp., Edu Rev Bonds (Jubilee Academic Ctr), Ser 2016A, 5.000%, 8-15-46	8,000	8,039
North TX Twy Auth, Spl Proj Sys Rev Bonds Convertible Cap Apprec Bonds, Ser 2011C, 0.000%, 9-1-43 (B)	5,000	5,858
North TX Twy Auth, Sys First Tier Rev Rfdg Bonds, Ser 2016A, 5.000%, 1-1-39	2,000	2,277
Pharr, TX, Higher Edu Fin Auth, Edu Rev Bonds (Idea Pub Sch), Ser 2009A:		
6.250%, 8-15-29	1,250	1,272
6.500%, 8-15-39	2,000	2,036
Sanger, TX, Indl Dev Corp., Indl Dev Rev Bonds (TX Pellets Proj), Ser 2012B, 8.000%, 7-1-38 (C)	17,870	5,718
Tarrant Cnty Cultural Edu Fac Fin Corp., Charter Sch Rev Bonds (Trinity Basin Preparatory Proj), Ser 2009A:		
7.300%, 6-1-29	400	404
7.750%, 6-1-39	1,200	1,212
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Air Force Vig Oblig Group Proj), Ser 2016, 5.000%, 5-15-45	6,650	6,937

MUNICIPAL BONDS (Continued)	Principal	Value
Texas (Continued)		
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Buckner Sr Living – Ventana Proj), Ser 2017A:		
6.750%, 11-15-47	$ 1,000	$ 1,125
6.750%, 11-15-52	2,500	2,805
Tarrant Cnty Cultural Edu Fac Fin Corp., Ret Fac Rev Bonds (Mirador Proj), Ser 2010A:		
4.625%, 11-15-41 (C)	2,500	1,260
4.875%, 11-15-48 (C)	5,750	2,894
5.000%, 11-15-55 (C)	7,000	3,521
TX Muni Gas Acquisition and Supply Corp. III, Gas Supply Rev Bonds, Ser 2012, 5.000%, 12-15-32	4,000	4,321
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (LBJ Infra Group LLC IH-635 Managed Lanes Proj), Ser 2010:		
7.500%, 6-30-32	3,500	3,746
7.500%, 6-30-33	2,700	2,886
7.000%, 6-30-40	10,000	10,608
TX Private Activity Bond Surface Trans Corp., Sr Lien Rev Bonds (North Tarrant Express Managed Lanes Proj), Ser 2009, 6.875%, 12-31-39	10,000	10,359
TX Pub Fin Auth Charter Sch Fin Corp., Edu Rev Bonds (Odyssey Academy, Inc.), Ser 2010A, 7.125%, 2-15-40	5,000	5,235
TX Trans Comsn, Cent TX Tpk Sys First Tier Rev Rfdg Bonds, Ser 2012-A, 5.000%, 8-15-41	16,445	17,626
TX Trans Comsn, State Hwy 249 Sys First Tier Toll Rev Bonds, Ser 2019A, 5.000%, 8-1-57	1,000	1,119
Wise Cnty, TX, Lease Rev Bonds (Parker Cnty Jr College Dist Proj), Ser 2011, 8.000%, 8-15-34	5,000	5,445
		201,388
Utah – 0.5%		
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Davis Preparatory Academy), Ser 2010, 6.250%, 7-15-30	1,015	1,054
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (North Star Academy Proj), Ser 2010B, 7.000%, 7-15-45	2,100	2,180
UT State Charter Sch Fin Auth, Charter Sch Rev Bonds (Paradigm High Sch), Ser 2010, 6.375%, 7-15-40	2,160	2,199
		5,433

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND (in thousands)

MUNICIPAL BONDS (Continued)	Principal	Value
Vermont – 0.1%		
Vermont Econ Dev Auth, Solid Waste Disp Rev Bonds (Casella Waste Sys, Inc. Proj), Ser 2013, 4.625%, 4-1-36	$ 1,000	$ 1,023
Virgin Islands – 0.3%		
VI Pub Fin Auth, Sub Rev Bonds (VI Matching Fund Loan Note – Diageo Proj), Ser 2009A, 6.750%, 10-1-37	3,000	2,947
Virginia – 3.1%		
Econ Dev Auth of James City Cnty, VA, Residential Care Fac Rev Bonds (VA Utd Methodist Homes of Williamsburg, Inc.), Ser 2013A, 2.000%, 10-1-48	2,248	197
Indl Dev Auth of Washington Cnty, VA, Hosp Rev Bonds (Mountain States Hlth Alliance), Ser 2009C, 7.250%, 7-1-19	125	127
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007B, 5.625%, 9-1-41	2,779	1,828
Marquis Cmnty Dev Auth (VA), Rev Bonds, Ser 2007C, 0.000%, 9-1-41 (B)	821	44
Marquis Cmnty Dev Auth (York Country, VA), Convertible Cap Apprec Rev Bonds, Ser 2015, 0.000%, 9-1-45 (B)	859	612
Mosaic Dist Cmnty Dev Auth, Fairfax Cnty, VA, Rev Bonds, Ser 2011A, 6.875%, 3-1-36	4,300	4,577
VA Small Business Fin Auth, Sr Lien Rev Bonds (95 Express Lanes LLC Proj), Ser 2012, 5.000%, 7-1-34	4,590	4,872
VA Small Business Fin Auth, Sr Lien Rev Bonds (Elizabeth River Crossing Opco LLC Proj), Ser 2012:		
6.000%, 1-1-37	8,265	9,077
5.500%, 1-1-42	11,000	11,820
VA Small Business Fin Auth, Tax-Exempt Sr Lien Private Activity Rev Bonds (Transform 66 P3 Proj), Ser 2017, 5.000%, 12-31-56	4,000	4,363
		37,517
Washington – 0.7%		
Port of Sunnyside, Yakima Cnty, WA, Rev Bonds (Indl Wastewater Treatment Sys), Ser 2008, 6.625%, 12-1-21	1,940	1,945
Washington (Continued)		
WA Hlth Care Fac Auth, Rev Bonds (Cent WA Hlth Svcs Assoc), Ser 2009: 6.250%, 7-1-24	$ 795	$ 804
WA State Hsng Fin Comsn (Rockwood Ret Cmnty Proj), Nonprofit Hsng Rev and Rfdg Rev Bonds, Ser 2014A, 7.500%, 1-1-49	5,000	5,710
		8,459
West Virginia – 0.4%		
Brooke Cnty, WV, Rev Bonds (Bethany College), Ser 2011A, 6.750%, 10-1-37	5,000	5,044
Wisconsin – 2.5%		
Pub Fin Auth, Higher Edu Fac Rev Bonds (Wittenberg Univ Proj), Ser 2016, 5.250%, 12-1-39	8,000	8,440
Pub Fin Auth, Sr Arpt Fac Rev and Rfdg Bonds (TrIps Obligated Group), Ser 2012B, 5.000%, 7-1-42	8,500	9,005
WI Hlth and Edu Fac Auth, Rev Bonds (Beloit College), Ser 2010A:		
6.125%, 6-1-35	2,220	2,336
6.125%, 6-1-39	1,000	1,053
WI Pub Fin Auth, Edu Rev Bonds (Cornerstone Charter Academy Proj), Ser 2016A, 5.125%, 2-1-46	3,000	3,028
WI Pub Fin Auth, Edu Rev Bonds (Triad Edu Svc), Ser 2015A, 5.500%, 6-15-45	6,000	6,081
		29,943
TOTAL MUNICIPAL BONDS – 92.6%		$1,109,554
(Cost: $1,120,341)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (E) – 2.7%		
Anheuser-Busch InBev Worldwide, Inc. (GTD by AB INBEV/BBR/COB), 2.724%, 4-5-19	5,000	4,997
J.M. Smucker Co. (The), 2.651%, 4-1-19	8,124	8,122
Sonoco Products Co., 2.601%, 4-1-19	5,000	4,999
Wisconsin Electric Power Co., 2.601%, 4-2-19	14,500	14,496
		32,614
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (F)	$4,643	$ 4,643
Municipal Obligations – 1.3%		
CO Hsng and Fin Auth, Multifam Hsng Rev Bonds (Greentree Vlg Apts Proj), Ser 2007 (GTD by U.S. Bank N.A.) (BVAL plus 24 bps), 1.550%, 4-7-19 (F)	6,095	6,095
FL Muni Power Agy, All-Requirements Power Supply Proj Var Rate Demand Rfdg Rev Bonds, Ser 2008C (GTD by Bank of America N.A.) (BVAL plus 25 bps), 1.520%, 4-1-19 (F)	460	460
Kansas City, MO, Var Rate Dem Taxable Spl Oblig Rfdg Bonds (President Hotel Redev Proj), Ser 2009B (GTD by JPMorgan Chase & Co.) (BVAL plus 22 bps), 2.380%, 4-7-19 (F)	3,400	3,400
SC Pub Svc Auth, Rev Commercial Paper Notes, Ser DD (GTD by Bank of America N.A.), 2.770%, 4-29-19	2,742	2,742
Sheridan Redev Agy CO Tax, Var Rfdg S Santa Fe Dr Corridor Redev PJ, Ser A-1 (GTD by JPMorgan Chase & Co.) (BVAL plus 24 bps), 1.560%, 4-7-19 (F)	1,800	1,800
University of California (1-Month U.S. LIBOR plus 8 bps), 2.380%, 4-7-19 (F)	1,175	1,175
		15,672
TOTAL SHORT-TERM SECURITIES – 4.4%		$ 52,929
(Cost: $52,936)		
TOTAL INVESTMENT SECURITIES – 98.7%		$1,182,953
(Cost: $1,193,285)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 1.3%		15,470
NET ASSETS – 100.0%		$1,198,423

SCHEDULE OF INVESTMENTS IVY MUNICIPAL HIGH INCOME FUND *(in thousands)*

Notes to Schedule of Investments

*Not shown due to rounding.

(A)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(B)Zero coupon bond.

(C)Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(D)Purchased on a when-issued basis with settlement subsequent to March 31, 2019.

(E)Rate shown is the yield to maturity at March 31, 2019.

(F)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Investment Funds	$20,470	$ —	$ —
Municipal Bonds	—	1,109,554	—
Short-Term Securities	—	52,929	—
Total	$20,470	$1,162,483	$ —

The following acronyms are used throughout this schedule:

AMBAC = American Municipal Bond Assurance Corp.
AGM = Assured Guaranty Municipal
BVAL = Bloomberg Valuation Municipal AAA Benchmark
GTD = Guaranteed
LIBOR = London Interbank Offered Rate

See Accompanying Notes to Financial Statements.

(UNAUDITED)



John P. Goetz



Caroline Cai



Allison J. Fisch

Ivy Pzena International Value Fund is sub-advised by Pzena Investment Management, LLC.

Below, John P. Goetz, Caroline Cai, CFA, and Allison J. Fisch, portfolio managers of the Ivy Pzena International Value Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Goetz, Ms. Cai and Ms. Fisch have managed the Fund since July 2018 and have 39, 20 and 19 years of industry experience, respectively.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Pzena International Value Fund (Class A shares at net asset value)	-6.19%
Ivy Pzena International Value Fund (Class A shares with sales load)	-11.57%

Benchmark(s) and/or Lipper and Morningstar Category

MSCI EAFE Index* (generally reflects the performance of securities in Europe, Australasia and the Far East)	-3.71%
MSCI ACWI Value Index (generally reflects the performance of value-oriented securities that represent the global stock market, including emerging markets)	0.68%
Lipper International Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	-8.30%
Morningstar World Large Stock Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	1.85%

*Effective July 31, 2018, Pzena Investment Management, LLC replaced Mackenzie Financial Corporation as the sub-adviser of the Ivy Cundill Global Value Fund. In connection with the change in sub-adviser, the Ivy Cundill Global Value Fund was renamed to Ivy Pzena International Value Fund and the Fund changed its investment strategy to invest in equity securities of issuers located in, or with significant business, assets, or operations in, countries throughout the world other than the United States. The Fund's performance prior to July 31, 2018 reflects the Fund's former strategy; its performance may have differed if the Fund's current strategy had been in place. In connection with the change in investment strategy, the benchmark changed from the MSCI ACWI Value Index to the MSCI EAFE Index because Ivy Investment Management Company, the Fund's investment manager, believes the MSCI EAFE Index is more reflective of the types of securities in which the Fund invests.

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

A year in review

International markets were volatile, driven by uncertainty stemming from European political turmoil (Italian budget and ongoing Brexit concerns), further signs of economic deceleration, and trade tensions. Investors wrestled with these concerns, leaving a flight to perceived stability as the default choice. Defensive sectors such as utilities, real estate, and consumer staples outperformed cyclical sectors such as energy, financials, consumer discretionary, and materials. By and large, international indices were down for the fiscal year, while the U.S. posted gains.

Despite volatility, international markets rebounded from a weak end-of-year 2018, logging strong performance in the first quarter of the new year and continuing the global run in developed market equities, with the U.S. establishing a record for the longest bull market in its history. This period has also been remarkable for the severe headwinds value stocks have faced, driven by high-growth technology names and stable earners.

Fund update

For the four months ended July 31, 2018, the Ivy Cundill Global Value Fund outperformed its benchmark, the MSCI ACWI Value Index. Strong stock selection in the consumer discretionary and financials sectors drove relative gains, while stock selection in the energy sector was a main detractor to relative performance.

For the eight months ended March 31, 2019, the Ivy Pzena International Value Fund underperformed its MSCI EAFE Index benchmark and category peers' averages. Underperformance was driven by stock selection in the energy, financials, and consumer staples sectors. On the other hand, stock selection was strong in the information technology sector, which benefitted performance. The largest individual detractor was Bristow Group Inc., a legacy holding from the Ivy Cundill Global Value Fund and no longer a holding in the portfolio. Rexel S.A., a French electrical equipment distributor, was an additional notable detractor. We believe Rexel is executing on its turnaround plan, and fundamentals remain solid at the company; however, investor concerns over a slowdown in construction and general industrial activities weighed on valuation.

On the positive side, technology holding Lenovo Group Ltd. posted strong gains in light of improving earnings in its heretofore troubled server and mobility segments. U.K. builder merchant Travis Perkins plc performed well, beating earnings expectations, including much improved like-for-like sales growth. Italian utility ENEL S.p.A. performed well after the company reported in line with expectations and benefited from investor preference for utility stocks.

Market outlook and positioning

In the first quarter of 2019, the U.S. Federal Reserve (Fed) reversed course, reacting to the market weakness and weaker global growth by becoming more patient after four rate increases last year. With the yield curve now inverted, market expectations are that the Fed now won't raise interest rates again at any point in the next few years.

We believe investors will continue to wrestle with ongoing Brexit negotiations, tariff and trade war rhetoric as well as fears of a sharp slowdown in China. These concerns are balanced against hopes for a trade deal between China and the U.S., Chinese domestic demand stimulus, and more dovish central bank policy.

While international markets voiced a sigh of relief during the first quarter of 2019 after a messy end of 2018, we believe valuations across the Fund remain compelling, with valuation spreads continuing to widen. Our largest exposures remain to highly cyclical sectors, financials and industrials, while our smallest sectoral weights are to real estate, materials, and utilities.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

International investing involves additional risks including currency fluctuations, political or economic conditions affecting the foreign country, and differences in accounting standards and foreign regulations. These risks are magnified in emerging markets. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index (indexes) noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Pzena International Value Fund.

PORTFOLIO HIGHLIGHTS

IVY PZENA INTERNATIONAL VALUE FUND[a]

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.0%
Financials	26.0%
Industrials	14.5%
Communication Services	9.3%
Energy	9.1%
Consumer Discretionary	8.3%
Information Technology	7.9%
Consumer Staples	7.6%
Health Care	6.9%
Utilities	4.2%
Materials	4.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.0%

Country Weightings

Europe	64.9%
United Kingdom	23.6%
France	11.5%
Switzerland	7.6%
Italy	6.8%
Netherlands	4.8%
Germany	4.4%
Denmark	3.7%
Other Europe	2.5%
Pacific Basin	30.1%
Japan	17.7%
Singapore	3.8%
Other Pacific Basin	8.6%
North America	3.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	2.0%

Top 10 Equity Holdings

Company	Country	Sector	Industry
Travis Perkins plc	United Kingdom	Industrials	Trading Companies & Distributors
Roche Holdings AG, Genusscheine	Switzerland	Health Care	Pharmaceuticals
Schneider Electric S.A.	France	Industrials	Electrical Components & Equipment
Tesco plc	United Kingdom	Consumer Staples	Food Retail
Hitachi Metals Ltd.	Japan	Materials	Steel
Lenovo Group Ltd.	Hong Kong	Information Technology	Technology Hardware, Storage & Peripherals
A.P. Moller — Maersk A/S	Denmark	Industrials	Marine
ENEL S.p.A.	Italy	Utilities	Electric Utilities
Volkswagen AG, 2.260%	Germany	Consumer Discretionary	Automobile Manufacturers
Honda Motor Co. Ltd.	Japan	Consumer Discretionary	Automobile Manufacturers

See your advisor or www.ivyinvestments.com for more information on the Fund's most recent published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective July 31, 2018, the name of Ivy Cundill Global Value Fund was changed to Ivy Pzena International Value Fund.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY PZENA INTERNATIONAL VALUE FUND(a)



—— Ivy Pzena International Value Fund, Class A Shares(1)	$19,279
---- MSCI EAFE Index(b)	$23,580
···· MSCI ACWI Value Index(b)	$27,978

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-11.57%	-10.97%	-6.74%	-5.79%	-5.66%	-6.33%	-6.04%
5-year period ended 3-31-19	-1.91%	-2.22%	-1.33%	-0.29%	—	-0.86%	-0.54%
10-year period ended 3-31-19	6.78%	6.49%	6.79%	7.95%	—	—	7.81%
Since Inception of Class through 3-31-19(5)	—	—	—	—	-0.44%	3.78%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A Shares carry a maximum front-end sales load of 5.75%. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)*Effective July 31, 2018, the name of Ivy Cundill Global Value Fund was changed to Ivy Pzena International Value Fund.*

(b)*The Fund's benchmark changed from MSCI ACWI Value Index, effective July 31, 2018. IICO believes that the MSCI EAFE Index is more reflective of the types of securities in which the Fund invests than the MSCI ACWI Value Index.*

MARCH 31, 2019SCHEDULE OF INVESTMENTS IVY PZENA INTERNATIONAL VALUE FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Belgium		
Financials – 0.8%		
KBC Group N.V.	31	$ 2,176
Total Belgium – 0.8%		$ 2,176
China		
Communication Services – 0.5%		
China Mobile Ltd.	134	1,362
Utilities – 1.5%		
China Resources Power Holdings Co. Ltd.	2,786	4,190
Total China – 2.0%		$ 5,552
Denmark		
Financials – 1.0%		
Danske Bank A.S.	152	2,666
Industrials – 2.7%		
A.P. Moller – Maersk A/S (A)	6	7,487
Total Denmark – 3.7%		$10,153
France		
Communication Services – 2.5%		
Publicis Groupe S.A.	132	7,071
Energy – 0.5%		
Total S.A.	25	1,374
Financials – 2.0%		
Amundi S.A.	65	4,110
SCOR SE	30	1,287
		5,397
Health Care – 0.7%		
Sanofi-Aventis	23	2,001
Industrials – 5.8%		
Bouygues S.A.	26	943
Rexel S.A.	651	7,346
Schneider Electric S.A.	103	8,065
		16,354
Total France – 11.5%		$32,197
Germany		
Consumer Discretionary – 0.2%		
Volkswagen AG	3	541
Industrials – 1.5%		
Siemens AG	39	4,183
Total Germany – 1.7%		$ 4,724
Hong Kong		
Information Technology – 2.7%		
Lenovo Group Ltd.	8,366	7,548
Total Hong Kong – 2.7%		$ 7,548

COMMON STOCKS (Continued)	Shares	Value
Italy		
Communication Services – 1.0%		
Telecom Italia S.p.A. (A)(B)	4,197	$ 2,614
Energy – 2.3%		
Saipem S.p.A. (B)	1,184	6,269
Financials – 0.8%		
UniCredit S.p.A.	176	2,256
Utilities – 2.7%		
ENEL S.p.A.	1,154	7,395
Total Italy – 6.8%		$ 18,534
Japan		
Consumer Discretionary – 5.4%		
Honda Motor Co. Ltd.	272	7,374
Iida Group Holdings Co. Ltd.	140	2,548
Isuzu Motors Ltd.	303	3,993
Toyota Motor Corp.	22	1,302
		15,217
Energy – 2.3%		
Inpex Corp.	668	6,359
Financials – 4.1%		
Dai-ichi Mutual Life Insurance Co. (The)	148	2,060
Kabushiki Kaisha Mitsubishi Tokyo Financial Group	628	3,103
MS&AD Insurance Group Holdings, Inc.	70	2,127
Sumitomo Mitsui Financial Group, Inc.	117	4,097
		11,387
Industrials – 0.5%		
Mitsui & Co. Ltd.	84	1,313
Information Technology – 2.6%		
Fujitsu Ltd.	102	7,348
Materials – 2.8%		
Hitachi Metals Ltd.	676	7,878
Total Japan – 17.7%		$49,502
Netherlands		
Communication Services – 1.5%		
Koninklijke KPN N.V.	1,345	4,270
Energy – 1.4%		
Royal Dutch Shell plc, Class A	130	4,065
Financials – 1.9%		
ING Groep N.V., Certicaaten Van Aandelen	438	5,305
Total Netherlands – 4.8%		$ 13,640

COMMON STOCKS (Continued)	Shares	Value
Singapore		
Consumer Staples – 2.1%		
Wilmar International Ltd.	2,403	$ 5,877
Financials – 1.7%		
DBS Group Holdings Ltd.	248	4,637
Total Singapore – 3.8%		$ 10,514
South Korea		
Financials – 0.9%		
Hana Financial Group, Inc.	78	2,512
Materials – 1.4%		
POSCO	18	3,945
Total South Korea – 2.3%		$ 6,457
Spain		
Financials – 0.7%		
Bankia S.A.	746	1,936
Total Spain – 0.7%		$ 1,936
Sweden		
Information Technology – 1.0%		
Telefonaktiebolaget LM Ericsson, B Shares (A)	302	2,779
Total Sweden – 1.0%		$ 2,779
Switzerland		
Financials – 2.7%		
Credit Suisse Group AG, Registered Shares	330	3,842
UBS Group AG	310	3,762
		7,604
Health Care – 4.2%		
Novartis AG, Registered Shares	33	3,182
Roche Holdings AG, Genusscheine	30	8,238
		11,420
Industrials – 0.7%		
ABB Ltd.	104	1,958
Total Switzerland – 7.6%		$20,982
Taiwan		
Information Technology – 1.6%		
Hon Hai Precision Industry Co. Ltd.	1,806	4,316
Total Taiwan – 1.6%		$ 4,316
United Kingdom		
Communication Services – 2.8%		
Vodafone Group plc	3,026	5,514
WPP Group plc	216	2,278
		7,792

MARCH 31, 2019

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples – 5.5%		
British American Tobacco plc	78	$ 3,246
J Sainsbury plc	1,305	4,006
Tesco plc	2,653	8,029
		15,281
Energy – 2.6%		
John Wood Group plc	1,114	7,361
Financials – 9.4%		
Aviva plc	638	3,433
Barclays plc	1,998	4,025
HSBC Holdings plc	699	5,678
Royal Bank of Scotland Group plc (The)	1,722	5,545
Standard Chartered plc	695	5,354
Willis Towers Watson plc	14	2,482
		26,517
Industrials – 3.3%		
Travis Perkins plc	513	9,156
Total United Kingdom – 23.6%		$66,107

COMMON STOCKS (Continued)	Shares	Value
United States		
Communication Services – 1.0%		
News Corp., Class A	229	$ 2,844
Health Care – 2.0%		
Mylan, Inc. (B)	200	5,660
Total United States – 3.0%		$ 8,504
TOTAL COMMON STOCKS – 95.3%		$265,621
(Cost: $289,019)		
PREFERRED STOCKS		
Germany		
Consumer Discretionary – 2.7%		
Volkswagen AG, 2.260%	47	7,391
Total Germany – 2.7%		$ 7,391
TOTAL PREFERRED STOCKS – 2.7%		$ 7,391
(Cost: $8,187)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 1.2%		
CVS Health Corp. 2.621%, 4-1-19	$ 900	$ 900
Federal National Mortgage Association 2.280%, 4-1-19	2,532	2,532
		3,432
Money Market Funds – 4.4%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares 2.360%, (D)(E)	12,170	12,170
TOTAL SHORT-TERM SECURITIES – 5.6%		$ 15,602
(Cost: $15,602)		
TOTAL INVESTMENT SECURITIES – 103.6%		$ 288,614
(Cost: $312,808)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (3.6)%		(9,948)
NET ASSETS – 100.0%		$278,666

Notes to Schedule of Investments

(A)All or a portion of securities with an aggregate value of $11,530 are on loan.

(B)No dividends were paid during the preceding 12 months.

(C)Rate shown is the yield to maturity at March 31, 2019.

(D)Rate shown is the annualized 7-day yield at March 31, 2019.

(E)Investment made with cash collateral received from securities on loan.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks			
Communication Services	$ 2,844	$ 23,109	$ —
Consumer Discretionary	—	15,758	—
Consumer Staples	—	21,158	—
Energy	—	25,428	—
Financials	2,482	69,911	—
Health Care	5,660	13,421	—
Industrials	9,156	31,295	—
Information Technology	—	21,991	—
Materials	—	11,823	—
Utilities	—	11,585	—
Total Common Stocks	$20,142	$ 245,479	$ —
Preferred Stocks	—	7,391	—
Short-Term Securities	12,170	3,432	—
Total	$32,312	$256,302	$ —

See Accompanying Notes to Financial Statements.



Thomas B. Houghton



Dan Henken



Lena S. Harhaj

Ivy Securian Core Bond Fund is subadvised by Securian Asset Management, Inc.

Below, Thomas B. Houghton, CFA, Daniel A. Henken, CFA, and Lena S. Harhaj, CFA, co-portfolio managers of the Ivy Securian Core Bond Fund (formerly Ivy Advantus Bond Fund), discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Houghton has managed the Fund since 2005 and has 26 years of industry experience. Mr. Henken has managed the Fund since 2017 and has 16 years of industry experience. Ms. Harhaj has managed the Fund since 2018 and has 22 years of industry experience. David W. Land, CFA, was a portfolio manager of the Fund until May 2018.

Fiscal Year Performance

For the 12 months ended March 31, 2019

Ivy Securian Core Bond Fund (Class A shares at net asset value)	3.96%
Ivy Securian Core Bond Fund (Class A shares, including sales charges)	-1.98%

Benchmark(s) and/or Lipper and Morningstar Category

Bloomberg Barclays U.S. Aggregate Bond Index (Generally reflects the performance of securities representing the world's bond markets)	4.48%
Lipper Corporate Debt A Rated Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	4.17%
Morningstar Intermediate-Term Bond Category Average (Generally reflects the performance of the universe of funds with similar investment objectives)	3.98%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key drivers

The fiscal year ended March 31, 2019 was unusual in many respects with the bouts of extreme market volatility and the continual flattening of the U.S. Treasury yield curve. Real U.S. gross domestic product (GDP) growth finished the year at 2.9%, which was above the U.S. Congressional Budget Office's trend for the second consecutive year.

Risk assets were notably volatile between October and December 2018 as observed by the particularly weak performance of the S&P 500 Index. The index dropped 9% in December, posting the worst decline for the final month of a calendar year since 1931. However, equities rallied in the first quarter of 2019 with the S&P 500 Index gaining nearly 14%, the strongest quarterly gain in nearly 10 years.

After increasing the federal funds rate 25 basis points (bps) for each of the first three quarters of the fiscal year, the Federal Reserve (Fed) pivoted to a more dovish position in January 2019 as growth expectations eased. The Fed now sees the current federal funds target rate as neutral and projects no further hikes in 2019. Some market participants have gone even further, suggesting the Fed could issue at least one rate cut before the end of the year.

Buyers flocked to U.S. Treasuries when the Fed hit the pause button, pushing 5-year yields down by 28 bps and 30-year yields down by 20 bps in the first quarter on 2019. At 2.41%, 10-year Treasuries yields are back near levels seen shortly after the 2016 elections and the start of the Fed's tightening in earnest.

Credit spreads retraced much of their year-end widening with investment-grade corporate spreads and high yield bonds tightening by 34 and 135 bps, respectively, during the first quarter of 2019. Driven by lower treasury rates and spread tightening, investment-grade corporates produced a total return of 5.14% while high yield investors booked at total return of almost 7.12% in the first quarter.

For the period ended March 31, 2019, investment-grade corporate bonds produced a total return of 4.94% while high-yield securities returned 5.36%. Excess returns of the non-government sectors of the Bloomberg Barclays U.S. Aggregate Bond Index, the Fund's benchmark, were just slightly positive for the year ended March 31, 2019.

Contributors and detractors

The Fund underperformed its index, but produced mixed results with its peer group, posting a total return near 4% for the fiscal year ended March 31, 2019. The Fund benefited from positive security selection in most of the non-government sectors to which it had exposure. In particular, strong security selection within asset-backed securities (ABS), industrials and non-agency mortgage-backed securities (MBS) contributed most of the excess returns. The Fund benefited from its overweight allocation to spread sectors with the exception of utilities. The Fund's yield curve positioning had a positive impact on the Fund's performance during the year.

The Fund remains overweight corporate bonds relative to its benchmark; however, we continued our focus on more defensive positioning over the last year. We reduced the Fund's corporate bond exposure by about 3.5%, primarily in utilities and financial institutions. Corporate spreads began 2018 at tight levels and weakened modestly throughout the year, before gaping out in December. Investment-grade corporate spreads ended the year 60 bps wider than it began it. The start to 2019 has been a strong reversal in tone, with investment-grade corporate option-adjusted spreads tightening 34 bps in the first quarter.

Our overall securitized exposure has been relatively flat over the period; however, the aggregate weight in the portfolio is modestly higher than our corporate exposure. We continue to favor the securitized sector and the Fund remains overweight asset-backed securities, commercial mortgage-backed securities (CMBS) and non-Agency MBS. The underwriting in this sector has remained disciplined since the housing crisis and we feel the U.S. housing cycle has longer to run relative to the corporate credit cycle. In addition, we increased our Treasury exposure by almost 4%.

Treasury futures are the only form of derivative the Fund has utilized, which historically have been used to hedge interest rate positions and to help manage the duration of the Fund. Derivatives had no material impact on the Fund's performance for the period aside from the intended purpose of maintaining duration exposures, which generally are consistent with the Fund's stated benchmark.

Outlook

The economy is still on track to reach a record for the longest expansion. The employment picture remains exceptionally strong, with low unemployment drawing workers back into the labor force. Wages are going up at a more normal pace. We think weak payroll growth in February was an anomaly and are focused on the solid 3-month moving average.

The move to a more accommodative stance aligns the Fed with other central banks that have recently walked back talk of tightening. This makes U.S. assets more attractive to foreign investors and is supportive of risky assets.

Despite the strong showing in risky assets, the market provided clues that investors are still worried. Rather than seeing this as an "all clear," we still see reasons to be cautious.

The tightening of financial conditions in the fourth quarter of 2018 was sobering. Liquidity collapsed in funding markets, and we view this as a continuing risk. While markets recovered well in the first quarter of 2019, many of the risks that we cited last quarter remain in play. Brexit, political upheavals in France, Germany and Italy, and tenuous growth in Europe and China remain risks. Trade tensions remain, and earnings expectations have reset at a lower level.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment. A futures contract is an agreement to buy or sell a specific quantity of an underlying reference instrument, such as a security or other instrument, index, interest rate, currency or commodity at a specific price on a specific date. Although a Fund may attempt to hedge against certain risks, the hedging instruments may not perform as expected and could produce losses.

Fixed-income securities are subject to interest rate risk and, as such, the Fund's net asset value may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

Certain U.S. government securities in which the Fund may invest, such as Treasury securities and securities issued by the Government National Mortgage Association (Ginnie Mae), are backed by the full faith and credit of the U.S. government. However, other U.S. government securities in which the Fund may invest, such as securities issued by the Federal National Mortgage Association (Fannie Mae), the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Home Loan Banks (FHLB) are not backed by the full faith and credit of the U.S. government, are not insured or guaranteed by the U.S. government and, instead, may be supported only by the right of the issuer to borrow from the U.S. Treasury or by the credit of the issuer.

The opinions expressed in this report are those of the Fund's portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged and includes reinvested dividends. One cannot invest directly in an index, nor is an index representative of the Ivy Securian Core Bond Fund.

The Ivy Advantus Bond Fund was renamed Ivy Securian Core Bond Fund on April 30, 2018.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Bonds	**98.5%**
Corporate Debt Securities	34.3%
United States Government and Government Agency Obligations	28.7%
Mortgage-Backed Securities	17.7%
Asset-Backed Securities	16.5%
Municipal Bonds — Taxable	1.3%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.5%

Quality Weightings

Investment Grade	**85.8%**
AAA	16.1%
AA	23.9%
A	12.3%
BBB	33.5%
Non-Investment Grade	**12.7%**
BB	8.1%
B	0.8%
Below CCC	0.0%
Non-rated	3.8%
Cash and Other Assets (Net of Liabilities), and Cash Equivalents+	1.5%

Our preference is to always use ratings obtained from Standard & Poor's, Moody's, and Fitch. It is each Portfolio's general policy to classify such security at the lower rating level if only two ratings are available. If more than two ratings are available and a median exists, the median is used. If more than two ratings exist without a median, the lower of the two middle ratings is used. We do not evaluate these ratings, but simply assign them to the appropriate credit quality category as determined by the rating agency.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

(a)Effective April 30, 2018, the name of Ivy Advantus Bond Fund was changed to Ivy Securian Core Bond Fund.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

IVY SECURIAN CORE BOND FUND(a)

(UNAUDITED)



			$15,569
Ivy Securian Core Bond Fund, Class A Shares(1)			$15,569
Bloomberg Barclays U.S. Aggregate Bond Index			$14,472

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return(2)	Class A(3)	Class B(4)	Class C	Class E	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-1.98%	-0.88%	3.25%	1.37%	4.46%	4.46%	3.67%	4.04%
5-year period ended 3-31-19	1.83%	1.92%	2.30%	2.49%	3.44%	—	2.76%	3.12%
10-year period ended 3-31-19	4.53%	4.29%	4.37%	4.84%	5.52%	—	—	5.21%
Since Inception of Class through 3-31-19(5)	—	—	—	—	—	3.31%	2.38%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

(a)Effective April 30, 2018, the name of Ivy Advantus Bond Fund was changed to Ivy Securian Core Bond Fund.

MARCH 31, 2019SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

ASSET-BACKED SECURITIES	Principal	Value
Air Canada Enhanced Equipment Trust, Series 2015-2, Class AA, 3.550%, 1-15-30 (A)	$4,823	$4,699
Air Canada Pass Through Certificates, Series 2015-1, Class C, 5.000%, 3-15-20 (A)	6,430	6,476
America West Airlines, Inc., Pass Through Certificates, Series 2000-1, 8.057%, 7-2-20	662	694
American Airlines Class B Pass Through Certificates, Series 2013-2, 5.600%, 7-15-20 (A)	1,681	1,706
American Airlines Class B Pass Through Certificates, Series 2016-3, 3.750%, 10-15-25	3,838	3,765
American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2013-1, 3.700%, 5-1-23	1,361	1,344
American Airlines Pass-Through Trusts, Pass-Through Certificates, Series 2017-1B, 4.950%, 2-15-25	416	428
American Airlines, Inc., Class A Pass Through Certificates, Series 2013-2, 5.625%, 1-15-21 (A)	3,377	3,442
AXIS Equipment Finance Receivables LLC, Series 2018-1A, 3.240%, 12-20-23 (A)	5,043	5,054
Bank of the West Auto Trust, Series 2017-1, Class D, 3.210%, 4-15-25 (A)	4,500	4,449
CarMax Auto Owner Trust, Series 2018-1, Class C, 2.950%, 11-15-23	3,700	3,681
CCG Receivables Trust, Series 2015-1, Class A3, 2.750%, 11-14-23 (A)	3,250	3,240
Chesapeake Funding II LLC 2016-2A, Class D, 4.000%, 6-15-28 (A)	2,135	2,138
Chesapeake Funding II LLC 2017-2A, Class D:		
3.710%, 5-15-29 (A)	2,050	2,067
3.380%, 8-15-29 (A)	2,500	2,500
Chesapeake Funding II LLC 2017-4A, Class D, 3.260%, 11-15-29 (A)	3,375	3,319
Chesapeake Funding II LLC 2018-1A, Class C, 3.570%, 4-15-30 (A)	3,100	3,081
CommonBond Student Loan Trust, Series 2017-BGS, Class C, 4.440%, 9-25-42 (A)	748	740
Continental Airlines Pass Through Certificates, Series 2001-1 A-1, 8.048%, 11-1-20	356	366
Continental Airlines Pass Through Certificates, Series 2009-2, 7.250%, 11-10-19	1,054	1,076

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Continental Airlines, Inc. Class B Pass Through Certificates, Series 2012-1B, 6.250%, 4-11-20	$ 1,126	$ 1,146
CVS Caremark Corp. Pass-Through Trust:		
6.036%, 12-10-28	8,387	9,153
6.943%, 1-10-30	2,658	3,032
Delta Air Lines, Inc. Class A Pass Through Certificates, Series 2010-2, 4.250%, 7-30-23	1,858	1,910
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1A, 4.750%, 5-7-20	836	848
Delta Air Lines, Inc. Pass-Through Certificates, Series 2012-1B, 6.875%, 5-7-19 (A)	2,047	2,054
DT Auto Owner Trust, Series 2015-3A, Class D, 4.530%, 10-17-22 (A)	4,892	4,921
Earnest Student Loan Program LLC, Series 2016-B, Class A2:		
8.250%, 4-17-23 (A)	8,200	8,760
3.020%, 5-25-34 (A)	1,273	1,268
Earnest Student Loan Program LLC, Series 2017-A, Class B, 3.590%, 1-25-41 (A)	1,332	1,342
Fan Engine Securitization Ltd., Series 2013-1X, 3.000%, 10-15-19 (A)(B)	114	113
Flagship Credit Auto Trust, Series 2016-1, Class D, 8.590%, 5-15-23 (A)	4,200	4,456
Foursight Capital Automobile Receivables Trust, Series 2016-1, Class B:		
2.340%, 1-15-21 (A)	227	227
3.710%, 1-18-22 (A)	3,202	3,218
GM Financial Securitized Term Auto Receivables Trust 2018-1, Class C, 2.770%, 7-17-23	1,400	1,390
Hawaiian Airlines Pass Through Certificates, Series 2013-1, 4.950%, 1-15-22	4,503	4,554
Hyundai Auto Receivables Trust 2016-B, Class D, 2.680%, 9-15-23	2,520	2,501
Invitation Homes Trust, Series 2018-SFR2 (1-Month U.S. LIBOR plus 128 bps), 3.764%, 6-17-37 (A)(C)	4,000	3,973
One Market Plaza Trust, Series 2017-1MKT, 3.614%, 2-10-32 (A)	4,000	4,095
Prestige Auto Receivables Trust, Series 2016-1A, Class E, 7.690%, 3-15-23 (A)	2,000	2,054
Progress Residential Trust, Series 2017-SFR1, Class D, 3.565%, 8-17-34 (A)	2,750	2,716

ASSET-BACKED SECURITIES (Continued)	Principal	Value
Progress Residential Trust, Series 2018-SFR1, 3.684%, 3-17-35 (A)	$4,500	$ 4,528
SoFi Professional Loan Program LLC, Series 2015-A2, 2.420%, 3-25-30 (A)	517	513
SoFi Professional Loan Program LLC, Series 2017-F, 2.840%, 1-25-41 (A)	5,500	5,468
SoFi Professional Loan Program LLC, Series 2018-A, 2.950%, 2-25-42 (A)	3,500	3,483
U.S. Airways, Inc., Series 2012-2, Class A, 6.750%, 6-3-21	2,877	3,021
United Airlines Pass-Through Certificates, Series 2014-1B, 4.750%, 4-11-22	782	794
United Airlines Pass-Through Certificates, Series 2014-2B, 4.625%, 9-3-22	3,390	3,441
Virgin Australia 2013-1B Trust, 6.000%, 10-23-20 (A)	305	310
Volvo Financial Equipment LLC, Series 2018-1A, 3.060%, 12-15-25 (A)	2,600	2,593
Westlake Automobile Receivables Trust 2018-1A, 2.920%, 5-15-23 (A)	5,500	5,495
Wheels SPV LLC 2016-1A, Class A3, 1.870%, 5-20-25 (A)	925	921
TOTAL ASSET-BACKED SECURITIES – 16.5%		$148,563
(Cost: $148,277)		

CORPORATE DEBT SECURITIES	Principal	Value
Communication Services		
Integrated Telecommunication Services – 0.7%		
AT&T, Inc., 5.250%, 3-1-37	2,050	2,161
Verizon Communications, Inc. (3-Month U.S. LIBOR plus 110 bps), 3.784%, 5-15-25 (C)	3,925	3,925
		6,086
Total Communication Services – 0.7%		6,086
Consumer Discretionary		
Auto Parts & Equipment – 0.5%		
Lear Corp.:		
5.375%, 3-15-24	2,259	2,321
5.250%, 1-15-25	2,245	2,335
		4,656
Home Improvement Retail – 0.6%		
Home Depot, Inc. (The), 4.500%, 12-6-48	4,500	4,997
Total Consumer Discretionary – 1.1%		9,653

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Consumer Staples		
Distillers & Vintners – 0.2%		
Bacardi Ltd.,		
5.300%, 5-15-48 (A)	$2,325	$ 2,232
Tobacco – 0.7%		
Altria Group, Inc. (GTD by Philip Morris USA, Inc.):		
5.800%, 2-14-39	1,905	2,018
5.950%, 2-14-49	3,730	4,002
		6,020
Total Consumer Staples – 0.9%		8,252
Energy		
Oil & Gas Exploration & Production – 0.6%		
Enterprise Products Operating LLC (GTD by Enterprise Products Partners L.P.) (3-Month U.S. LIBOR plus 277.75 bps),		
5.404%, 6-1-67(C)	5,750	5,304
Oil & Gas Refining & Marketing – 0.9%		
Marathon Petroleum Corp.,		
5.850%, 12-15-45	5,097	5,470
PBF Holding Co. LLC and PBF Finance Corp.,		
7.250%, 6-15-25	2,500	2,566
		8,036
Oil & Gas Storage & Transportation – 3.7%		
Cheniere Energy Partners L.P.,		
5.250%, 10-1-25	3,000	3,067
Energy Transfer Partners L.P.,		
6.250%, 2-15-66 (D)	5,520	5,216
EQT Midstream Partners L.P.,		
6.500%, 7-15-48	2,225	2,250
MPLX L.P.,		
5.500%, 2-15-49	4,125	4,408
Sabine Pass Liquefaction LLC,		
5.625%, 3-1-25	2,950	3,244
Sunoco Logistics Partners Operations L.P. (GTD by Energy Transfer Partners L.P.),		
5.400%, 10-1-47	2,750	2,744
Sunoco Logistics Partners Operations L.P. (GTD by Sunoco Logistics Partners L.P.),		
6.850%, 2-15-40	1,265	1,462
Tennessee Gas Pipeline Co.,		
8.375%, 6-15-32	3,200	4,224
Tesoro Logistics L.P. and Tesoro Logistics Finance Corp.:		
6.375%, 5-1-24	2,260	2,368
5.250%, 1-15-25 (D)	3,851	3,999
		32,982
Total Energy – 5.2%		46,322
Financials		
Asset Management & Custody Banks – 0.6%		
AXA Equitable Holdings, Inc.,		
5.000%, 4-20-48	$ 5,160	$ 5,044
Consumer Finance – 2.2%		
Discover Bank:		
8.700%, 11-18-19	458	474
3.100%, 6-4-20 (D)	1,220	1,223
3.450%, 7-27-26	3,975	3,852
Ford Motor Credit Co. LLC:		
2.459%, 3-27-20	2,138	2,121
5.750%, 2-1-21	5,361	5,522
5.875%, 8-2-21 (D)	2,560	2,652
General Motors Financial Co., Inc. (GTD by AmeriCredit Financial Services, Inc.) (3-Month U.S. LIBOR plus 85 bps),		
3.647%, 4-9-21 (C)	4,100	4,069
		19,913
Diversified Banks – 5.0%		
Bank of America Corp. (3-Month U.S. LIBOR plus 77 bps),		
3.503%, 2-5-26 (C)	10,050	9,819
Citibank N.A.,		
3.650%, 1-23-24	4,550	4,697
Citizens Bank N.A. (3-Month U.S. LIBOR plus 95 bps),		
3.551%, 3-29-23 (C)	10,400	10,408
Comerica, Inc.,		
4.000%, 7-27-25	2,150	2,220
Compass Bank:		
3.500%, 6-11-21	2,000	2,018
3.875%, 4-10-25	6,750	6,687
HSBC Holdings plc,		
3.262%, 3-13-23	3,600	3,610
U.S. Bancorp,		
5.300%, 12-29-49	1,675	1,704
Wells Fargo & Co.,		
3.000%, 10-23-26	1,500	1,464
ZB N.A.,		
3.500%, 8-27-21	1,700	1,718
		44,345
Investment Banking & Brokerage – 1.8%		
Charles Schwab Corp. (The),		
4.625%, 12-29-49	4,200	4,148
Morgan Stanley:		
5.500%, 7-28-21	990	1,048
3.125%, 7-27-26	1,400	1,365
5.450%, 12-29-29	4,950	4,962
Morgan Stanley (3-Month U.S. LIBOR plus 122 bps),		
3.958%, 5-8-24 (C)	4,650	4,685
		16,208
Life & Health Insurance – 1.0%		
Teachers Insurance & Annuity Association of America,		
4.270%, 5-15-47 (A)	5,000	5,161
Life & Health Insurance (Continued)		
Unum Group,		
5.750%, 8-15-42	$3,750	$ 4,011
		9,172
Other Diversified Financial Services – 2.1%		
Citigroup, Inc.,		
4.400%, 6-10-25	5,000	5,180
Jefferies Group LLC and Jefferies Group Capital Finance, Inc.,		
4.150%, 1-23-30	2,915	2,671
JPMorgan Chase & Co.,		
5.000%, 12-29-49	4,975	4,948
JPMorgan Chase & Co. (3-Month U.S. LIBOR plus 347 bps),		
6.221%, 4-29-49 (C)	6,304	6,335
		19,134
Property & Casualty Insurance – 0.8%		
Liberty Mutual Group, Inc. (3-Month U.S. LIBOR plus 290.5 bps),		
5.516%, 3-15-37 (A)(C)	7,700	7,296
Regional Banks – 1.1%		
Regions Financial Corp.,		
3.800%, 8-14-23	2,275	2,339
Synovus Financial Corp.:		
3.125%, 11-1-22	5,680	5,612
5.750%, 12-15-25	2,000	2,025
		9,976
Specialized Finance – 0.5%		
Dell International LLC and EMC Corp.,		
5.450%, 6-15-23 (A)	4,040	4,305
Total Financials – 15.1%		135,393
Health Care		
Health Care Distributors – 0.3%		
McKesson Corp.,		
3.650%, 11-30-20	2,500	2,531
Health Care Equipment – 0.7%		
Boston Scientific Corp.,		
4.700%, 3-1-49 (D)	6,275	6,686
Health Care Facilities – 0.3%		
NYU Hospitals Center,		
4.428%, 7-1-42	2,315	2,442
Health Care Supplies – 0.2%		
Bio-Rad Laboratories, Inc.,		
4.875%, 12-15-20	1,750	1,799
Total Health Care – 1.5%		13,458

SCHEDULE OF INVESTMENTS IVY SECURIAN CORE BOND FUND *(in thousands)*

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Industrials		
Airlines – 0.3%		
British Airways plc, 5.625%, 6-20-20 (A)	$ 301	$ 305
U.S. Airways Group, Inc., Class A, 6.250%, 4-22-23	2,308	2,475
		2,780
Office Services & Supplies – 0.6%		
Steelcase, Inc., 5.125%, 1-18-29	5,000	5,222
Railroads – 0.3%		
Westinghouse Air Brake Technologies Corp. (3-Month U.S. LIBOR plus 105 bps), 3.661%, 9-15-21 (C)	2,700	2,697
Total Industrials – 1.2%		10,699
Information Technology		
Application Software – 0.6%		
Block Financial LLC (GTD by H&R Block, Inc.), 4.125%, 10-1-20	5,000	5,067
Technology Hardware, Storage & Peripherals – 0.3%		
Dell International LLC and EMC Corp., 5.300%, 10-1-29 (A)	2,950	2,969
Total Information Technology – 0.9%		8,036
Real Estate		
Specialized REITs – 0.6%		
American Tower Corp., 3.070%, 3-15-23 (A)	3,100	3,092
Ventas Realty L.P. (GTD by Ventas, Inc.), 3.100%, 1-15-23 (D)	2,300	2,301
		5,393
Total Real Estate – 0.6%		5,393
Utilities		
Electric Utilities – 6.0%		
Cleco Corporate Holdings LLC, 3.743%, 5-1-26 (E)	2,200	2,158
Cleveland Electric Illuminating Co., 3.500%, 4-1-28 (A)	1,875	1,843
Entergy Mississippi, Inc., 3.250%, 12-1-27	2,750	2,709
Entergy Texas, Inc., 3.450%, 12-1-27	3,600	3,527
Eversource Energy, 3.800%, 12-1-23	3,550	3,678
FirstEnergy Transmission LLC, 5.450%, 7-15-44 (A)	3,871	4,380

CORPORATE DEBT SECURITIES (Continued)	Principal	Value
Electric Utilities (Continued)		
Indianapolis Power & Light Co., 4.700%, 9-1-45 (A)	$ 3,150	$ 3,400
IPALCO Enterprises, Inc.: 3.450%, 7-15-20	2,300	2,301
3.700%, 9-1-24	2,650	2,668
Metropolitan Edison Co., 4.300%, 1-15-29 (A)	3,000	3,143
MidAmerican Energy Co., 4.250%, 7-15-49	3,500	3,727
Mississippi Power Co. (3-Month U.S. LIBOR plus 65 bps), 3.259%, 3-27-20 (C)	2,100	2,099
Pennsylvania Electric Co., 3.250%, 3-15-28 (A)	3,550	3,429
PPL Capital Funding, Inc. (GTD by PPL Corp.) (3-Month LIBOR plus 266.5 bps), 5.266%, 3-30-67 (C)	9,750	8,945
Southern Power Co., Series F, 4.950%, 12-15-46 (D)	6,190	6,257
		54,264
Gas Utilities – 1.1%		
AGL Capital Corp., 3.875%, 11-15-25	7,050	7,134
El Paso Natural Gas Co. LLC, 8.375%, 6-15-32 (E)	2,000	2,634
		9,768
Total Utilities – 7.1%		64,032
TOTAL CORPORATE DEBT SECURITIES – 34.3%		$307,324
(Cost: $304,098)		

MORTGAGE-BACKED SECURITIES	Principal	Value
Commercial Mortgage-Backed Securities – 6.8%		
BAMLL Commercial Mortgage Securities Trust 2014-520M, Class A (Mortgage spread to 10-year U.S. Treasury index), 4.185%, 8-15-46 (A)(C)	4,130	4,395
Citigroup Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2018-TBR, Class A (1-Month U.S. LIBOR plus 83 bps), 3.314%, 12-15-36 (A)(C)	10,000	9,928
Credit Suisse Comm Mortgage Trust, Comm Mortgage Pass-Through Certs, Series 2014-ICE, Class B (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 6-25-47 (A)(C)	4,775	4,620
Credit Suisse Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2014-ICE, Class B, 3.304%, 9-15-37 (A)	1,500	1,506

MORTGAGE-BACKED SECURITIES (Continued)	Principal	Value
Commercial Mortgage-Backed Securities (Continued)		
GS Mortgage Securities Corp. Trust, Commercial Mortgage Pass-Through Certificates, Series 2012-BWTR (Mortgage spread to 5-year U.S. Treasury index), 3.440%, 11-5-34 (A)(C)	$ 1,000	$ 983
Hometown Commercial Trust, Commercial Mortgage-Backed Notes, Series 2007-1, 6.057%, 6-11-39 (A)	6	5
Invitation Homes Trust, Series 2018-SFR1 (1-Month U.S. LIBOR plus 125 bps), 3.732%, 3-17-37 (A)(C)	4,500	4,488
Invitation Homes Trust, Series 2018-SFR3, Class A (1-Month U.S. LIBOR plus 100 bps), 3.482%, 7-17-37 (A)(C)	4,950	4,908
Invitation Homes Trust, Series 2018-SFR3, Class D (1-Month U.S. LIBOR plus 165 bps), 4.132%, 7-17-37 (A)(C)	5,000	5,006
JPMorgan Chase Comm Mortgage Securities Trust, Comm Mortgage Pass-Through Certificates, Series 2016-JP3 (10-Year U.S. Treasury index plus 110 bps), 3.648%, 12-15-49 (C)	575	593
JPMorgan Chase Commercial Mortgage Securities Trust, Commercial Mortgage Pass-Through Certificates, Series 2017-JP5, 3.723%, 3-15-50	1,500	1,555
Mellon Residential Funding, 6.750%, 6-25-28	1	1
UBS Commercial Mortgage Trust, Series 2017-C1, Class AS, 3.724%, 6-15-50	8,000	7,991
UBS Commercial Mortgage Trust, Series 2017-C6, Class A5, 3.580%, 12-15-50	7,000	7,163
UBS Commercial Mortgage Trust, Series 2017-C6, Class A5 (Mortgage spread to 10-year U.S. Treasury index), 4.061%, 12-15-50 (C)	2,300	2,378
Vornado DP LLC Trust 2010, Commercial Mortgage Pass-Through Certificates, Series 2010-VNO, 5.280%, 9-13-28 (A)	1,200	1,226
Wells Fargo Commercial Mortgage Trust, Series 2016-BNK1, 2.814%, 8-15-49	4,600	4,458
		61,204
Other Mortgage-Backed Securities – 10.9%		
Agate Bay Mortgage Loan Trust 2015-6, Class B1 (Mortgage spread to 10-year U.S. Treasury index), 3.611%, 9-25-45 (A)(C)	6,453	6,564

MORTGAGE-BACKED SECURITIES (Continued)

	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Agate Bay Mortgage Loan Trust 2016-1, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.781%, 12-25-45 (A)(C)	$6,367	$6,543
Bear Stearns Mortgage Securities, Inc., 8.000%, 11-25-29	63	37
Bellemeade Re Ltd., Series 2017-1, Class M1 (1-Month U.S. LIBOR plus 150 bps), 4.186%, 10-25-27 (A)(C)	3,172	3,200
Bellemeade Re Ltd., Series 2018-1A, Class M1B (1-Month U.S. LIBOR plus 160 bps), 4.086%, 4-25-28 (A)(C)	5,000	5,020
CHL Mortgage Pass-Through Trust 2004-J4, 5.250%, 5-25-34	64	63
Citigroup Mortgage Loan Trust, Series 2018-RP1 (3-year U.S. Treasury index plus 60 bps), 3.000%, 9-25-64 (A)(C)	3,522	3,488
Home Partners of America Trust, Series 2018-1, Class A (1-Month U.S. LIBOR plus 90 bps), 3.382%, 7-17-37 (A)(C)	7,029	7,008
Invitation Homes Trust, Series 2018-SFR4, Class C (1-Month U.S. LIBOR plus 140 bps), 3.882%, 1-17-38 (A)(C)	9,600	9,612
JPMorgan Mortgage Trust 2004-A3 (Mortgage spread to 10-year U.S. Treasury index), 4.539%, 7-25-34 (C)	39	39
JPMorgan Mortgage Trust 2006-A2 (Mortgage spread to 7-year U.S. Treasury index), 3.370%, 10-25-46 (A)(C)	2,854	2,731
JPMorgan Mortgage Trust 2013-2, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.650%, 5-25-43 (A)(C)	2,652	2,651
JPMorgan Mortgage Trust 2013-2, Class B4 (Mortgage spread to 5-year U.S. Treasury index), 3.650%, 5-25-43 (A)(C)	1,653	1,636
JPMorgan Mortgage Trust 2017-A13 (Mortgage spread to 10-year U.S. Treasury index), 3.500%, 11-25-48 (A)(C)	6,826	6,729
Morgan Stanley BAML Trust, Series 2016-C32, 3.720%, 12-15-49	320	332
Morgan Stanley Capital I Trust 2012-STAR, Class B, 3.451%, 8-5-34 (A)	930	940
Progress Residential Trust, Series 2018-SFR3, Class C, 4.178%, 10-17-35 (A)	5,000	5,082

MORTGAGE-BACKED SECURITIES (Continued)

	Principal	Value
Other Mortgage-Backed Securities (Continued)		
Prudential Home Mortgage Securities:		
6.730%, 4-28-24 (A)	$ —*	$ —*
7.674%, 9-28-24 (A)	—*	1
PSMC Trust, Series 2018-1A (Mortgage spread to 2-year U.S. Treasury index), 3.500%, 2-25-48 (A)(C)	9,127	9,151
RASC, Series 2003-KS10 Trust, 6.410%, 12-25-33	153	96
Salomon Brothers Mortgage Securities VII, Inc., Mortgage Pass-Through Certificates, Series 1997-HUD1 (Mortgage spread to 3-year U.S. Treasury index), 4.923%, 12-25-30 (C)	742	42
Sequoia Mortgage Trust 2012-5, Class B2 (Mortgage spread to 3-year U.S. Treasury index), 3.896%, 11-25-42 (C)	4,290	4,347
Sequoia Mortgage Trust 2015-3, Class B1 (Mortgage spread to 7-year U.S. Treasury index), 3.711%, 7-25-45 (A)(C)	3,822	3,842
Shellpoint Co-Originator Trust, Series 2015-1, Class B3 (Mortgage spread to 7-year U.S. Treasury index), 3.824%, 8-25-45 (A)(C)	4,815	4,850
Structured Asset Mortgage Investments, Inc.:		
0.911%, 5-2-30	4	1
0.967%, 5-2-30	2	—*
Towd Point Mortgage Trust, Series 2015-2 (Mortgage spread to 7-year U.S. Treasury index), 4.538%, 11-25-57 (A)(C)	7,050	7,376
Winwater Mortgage Loan Trust 2015-B1 (Mortgage spread to 10-year U.S. Treasury index), 3.791%, 8-20-45 (A)(C)	6,516	6,520
		97,901
TOTAL MORTGAGE-BACKED SECURITIES — 17.7%		**$159,105**
(Cost: $160,910)		

MUNICIPAL BONDS — TAXABLE

	Principal	Value
Alabama – 0.4%		
Muni Elec Auth of GA, Plant Vogtle Units 3 & 4 Proj M Bonds, Ser 2010A, 6.655%, 4-1-57	3,015	3,629
New York – 0.7%		
Port Auth of NY & NJ Consolidated Bonds, 168th Ser, 4.926%, 10-1-51	2,690	3,251

MUNICIPAL BONDS — TAXABLE (Continued)

	Principal	Value
New York (Continued)		
Port Auth of NY & NJ Consolidated Bonds, Ser 174, 4.458%, 10-1-62	$3,000	$3,368
		6,619
Washington – 0.2%		
Pub Util Dist No. 1, Douglas Cnty, WA, Wells Hydroelec Bonds, Ser 2010A, 5.450%, 9-1-40	1,205	1,469
TOTAL MUNICIPAL BONDS — TAXABLE – 1.3%		**$11,717**
(Cost: $10,437)		

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS

	Principal	Value
Mortgage-Backed Obligations – 15.7%		
Federal Home Loan Mortgage Corp. Agency REMIC/CMO, 5.300%, 1-15-33	51	56
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 280 bps), 7.290%, 5-25-28 (C)	3,700	4,198
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 380 bps), 6.290%, 3-25-29 (C)	4,000	4,396
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps), 6.936%, 4-25-30 (C)	1,250	1,320
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 455 bps), 7.040%, 10-25-24 (C)	2,428	2,668
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 515 bps), 7.640%, 11-25-28 (C)	3,110	3,622
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (1-Month U.S. LIBOR plus 95 bps), 3.440%, 10-25-29 (C)	5,700	5,279
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 30-year U.S. Treasury index), 4.000%, 8-25-56 (A)(C)	1,466	1,440
Federal Home Loan Mortgage Corp. Agency REMIC/CMO (Mortgage spread to 7-year U.S. Treasury index), 4.000%, 7-25-56 (A)(C)	5,830	5,750
Federal Home Loan Mortgage Corp. Fixed Rate Participation Certificates:		
5.500%, 9-1-19	2	2
5.000%, 4-1-23	97	101
3.500%, 8-1-26	342	351

IVY SECURIAN CORE BOND FUND *(in thousands)*

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
2.500%, 3-1-28	$ 402	$ 402
2.500%, 4-1-28	357	357
5.000%, 5-1-29	32	33
3.500%, 5-1-32	906	932
6.500%, 9-1-32	24	28
6.000%, 11-1-33	33	37
5.500%, 5-1-34	288	323
6.500%, 5-1-34	88	100
5.500%, 6-1-34	79	87
5.000%, 9-1-34	1	1
5.500%, 9-1-34	3	3
5.500%, 10-1-34	110	122
5.500%, 7-1-35	39	42
5.000%, 8-1-35	33	36
5.500%, 10-1-35	42	47
5.000%, 11-1-35	98	105
5.000%, 12-1-35	20	22
6.500%, 7-1-36	19	20
7.000%, 12-1-37	21	23
5.500%, 2-1-39	206	226
5.000%, 11-1-39	92	100
5.000%, 1-1-40	514	557
5.000%, 4-1-40	184	199
5.000%, 8-1-40	160	173
4.000%, 10-1-40	403	418
4.000%, 11-1-40	556	582
4.500%, 1-1-41	439	465
4.000%, 2-1-41	1,021	1,064
4.000%, 3-1-41	343	359
4.500%, 3-1-41	232	246
4.500%, 4-1-41	698	744
4.000%, 6-1-41	380	397
4.000%, 8-1-41	225	234
4.000%, 11-1-41	2,867	2,987
3.500%, 3-1-42	1,402	1,433
3.000%, 8-1-42	924	925
3.500%, 8-1-42	2,268	2,318
3.000%, 1-1-43	1,118	1,119
3.000%, 2-1-43	1,388	1,389
3.500%, 7-1-44	1,692	1,725
3.500%, 12-1-44	3,334	3,396
3.500%, 5-25-45	4,129	4,156
3.000%, 10-25-46	1,330	1,314
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 300 bps), 5.486%, 10-25-29 (C)	3,000	3,166
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 365 bps), 6.140%, 9-25-29 (C)	2,350	2,530
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 430 bps), 6.786%, 2-25-25 (C)	2,125	2,317
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 440 bps), 6.886%, 1-25-24 (C)	4,000	4,477
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 445 bps), 6.936%, 1-25-29 (C)	$4,000	$ 4,378
Federal National Mortgage Association Agency REMIC/CMO (1-Month U.S. LIBOR plus 550 bps), 7.990%, 9-25-29 (C)	2,650	3,008
Federal National Mortgage Association Fixed Rate Pass-Through Certificates:		
5.500%, 9-1-19	1	1
3.000%, 9-1-22	291	296
5.000%, 7-1-23	56	60
6.000%, 8-1-23	54	55
5.500%, 2-1-24	26	28
4.500%, 4-1-25	90	92
3.500%, 11-1-25	207	212
3.500%, 6-1-26	340	348
2.500%, 11-1-27	701	702
6.000%, 8-1-29	24	26
7.500%, 5-1-31	12	14
7.000%, 9-1-31	4	5
7.000%, 11-1-31	65	73
6.500%, 12-1-31	6	7
6.500%, 2-1-32	65	74
7.000%, 2-1-32	47	54
7.000%, 3-1-32	70	81
6.500%, 4-1-32	11	13
6.500%, 5-1-32	20	22
6.500%, 7-1-32	7	8
6.500%, 8-1-32	11	13
6.000%, 9-1-32	13	15
6.500%, 9-1-32	27	30
6.000%, 10-1-32	217	243
6.500%, 10-1-32	27	31
6.000%, 11-1-32	170	191
3.500%, 12-1-32	1,218	1,253
6.000%, 3-1-33	273	303
5.500%, 4-1-33	215	239
6.000%, 4-1-33	7	8
5.500%, 5-1-33	19	21
6.000%, 6-1-33	34	37
6.500%, 8-1-33	11	12
6.000%, 10-1-33	37	40
6.000%, 12-1-33	58	64
5.500%, 1-1-34	46	51
5.500%, 1-1-34	45	49
6.000%, 1-1-34	28	31
5.000%, 3-1-34	14	15
5.500%, 3-1-34	21	23
5.500%, 4-1-34	17	19
5.000%, 5-1-34	10	11
6.000%, 8-1-34	39	43
5.500%, 9-1-34	151	165
6.000%, 9-1-34	53	58
6.500%, 9-1-34	87	96
5.500%, 11-1-34	177	191
6.000%, 11-1-34	72	79
6.500%, 11-1-34	5	6
5.000%, 12-1-34	255	275
5.500%, 1-1-35	150	165
5.500%, 1-1-35	$ 22	$ 23
5.500%, 2-1-35	394	436
5.500%, 2-1-35	40	44
6.500%, 3-1-35	104	118
5.500%, 4-1-35	100	110
4.500%, 5-1-35	156	165
5.500%, 6-1-35	5	5
4.500%, 7-1-35	143	151
5.000%, 7-1-35	283	305
5.000%, 7-1-35	59	63
5.500%, 7-1-35	42	46
5.500%, 8-1-35	6	6
5.500%, 10-1-35	195	218
5.500%, 11-1-35	98	107
5.000%, 2-1-36	26	28
5.500%, 2-1-36	33	35
6.500%, 2-1-36	25	27
5.500%, 9-1-36	137	150
5.500%, 11-1-36	56	61
6.000%, 11-1-36	34	37
6.000%, 1-1-37	28	31
6.000%, 5-1-37	66	75
5.500%, 6-1-37	36	40
6.000%, 8-1-37	40	44
7.000%, 10-1-37	16	16
5.500%, 3-1-38	135	151
5.000%, 4-1-38	140	150
6.000%, 10-1-38	107	117
4.500%, 6-1-39	97	103
5.000%, 12-1-39	256	279
5.500%, 12-1-39	142	155
5.000%, 3-1-40	552	597
4.500%, 10-1-40	517	547
4.000%, 12-1-40	703	729
3.500%, 4-1-41	1,300	1,327
4.000%, 4-1-41	906	946
4.500%, 4-1-41	1,368	1,455
5.000%, 4-1-41	135	147
4.500%, 7-1-41	694	733
4.000%, 8-1-41	563	584
4.000%, 9-1-41	824	861
4.000%, 10-1-41	960	1,003
3.500%, 11-1-41	2,332	2,383
3.500%, 1-1-42	639	653
3.500%, 4-1-42	4,269	4,361
3.500%, 8-1-42	1,401	1,433
3.000%, 9-1-42	1,515	1,516
3.500%, 1-1-43	767	783
3.500%, 2-1-43	1,008	1,035
3.500%, 4-1-43	1,400	1,419
3.000%, 5-1-43	2,061	2,063
4.000%, 1-1-44	866	909
4.000%, 4-1-44	2,205	2,281
3.500%, 5-1-45	1,839	1,871
3.500%, 6-1-45	1,229	1,254
3.500%, 7-1-45	1,408	1,433
3.500%, 8-1-45	1,870	1,903
3.500%, 9-1-45	1,300	1,323
3.000%, 1-1-46	3,058	3,050
4.000%, 2-1-47	854	882

MARCH 31, 2019

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
Government National Mortgage Association Agency REMIC/CMO:		
0.643%, 7-16-40 (F)	$ 13	$ —*
0.017%, 6-17-45 (F)	191	—*
Government National Mortgage Association Fixed Rate Pass-Through Certificates:		
6.250%, 7-15-24	42	44
4.000%, 8-20-31	516	538
5.000%, 7-15-33	103	111
5.000%, 7-15-34	81	87
5.500%, 12-15-34	98	106
5.000%, 1-15-35	108	116
3.250%, 11-20-35	539	549
5.000%, 12-15-35	184	197
4.000%, 6-20-36	777	808
5.500%, 7-15-38	86	94
5.500%, 10-15-38	129	142
5.500%, 2-15-39	26	28
5.000%, 12-15-39	99	107
5.000%, 1-15-40	640	679
4.500%, 6-15-40	305	323
5.000%, 7-15-40	149	156
4.000%, 12-20-40	386	401
4.000%, 1-15-41	454	472
4.000%, 10-15-41	269	280
3.500%, 10-20-43	1,190	1,220
4.000%, 12-20-44	403	419
3.500%, 2-20-45	1,895	1,940
3.000%, 3-15-45	2,527	2,542
3.000%, 3-20-45	1,278	1,286
3.500%, 4-20-46	838	856
U.S. Department of Veterans Affairs, Guaranteed REMIC Pass-Through Certificates, Vendee Mortgage Trust 1995-1, Class 2, 7.793%, 2-15-25	9	10

UNITED STATES GOVERNMENT AGENCY OBLIGATIONS (Continued)	Principal	Value
Mortgage-Backed Obligations (Continued)		
U.S. Dept of Veterans Affairs, Gtd REMIC Pass-Through Certs, Vendee Mortgage Trust 1995-1, Class 1 (Mortgage spread to 3-year U.S. Treasury index), 6.705%, 2-15-25 (C)	$ 33	$ 36
		140,577
TOTAL UNITED STATES GOVERNMENT AGENCY OBLIGATIONS – 15.7%		$140,577
(Cost: $140,191)		

UNITED STATES GOVERNMENT OBLIGATIONS	Principal	Value
Treasury Obligations – 13.0%		
U.S. Treasury Bonds:		
5.375%, 2-15-31 (G)	4,940	6,427
3.000%, 2-15-48	13,563	14,067
3.375%, 11-15-48	8,995	10,034
U.S. Treasury Notes:		
1.375%, 2-15-20	10,000	9,910
1.250%, 2-29-20	8,000	7,917
1.375%, 4-30-20	10,000	9,892
1.375%, 5-31-20	24,000	23,722
2.875%, 10-31-20	1,080	1,089
2.500%, 1-31-21	100	100
2.625%, 12-31-23	92	94
2.375%, 2-29-24	4,105	4,134
2.000%, 4-30-24	2,015	1,991
2.500%, 1-31-25	4,265	4,316
2.750%, 8-31-25	3,500	3,593
3.000%, 9-30-25	5,000	5,209
2.625%, 12-31-25	3,100	3,161
2.625%, 2-15-29	10,810	11,020
		116,676

	Principal	Value
TOTAL UNITED STATES GOVERNMENT OBLIGATIONS – 13.0%		$ 116,676
(Cost: $113,653)		
SHORT-TERM SECURITIES		
Commercial Paper (H) – 0.6%		
Sonoco Products Co., 2.601%, 4-1-19	$5,295	5,294
Master Note – 0.5%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (I)	4,604	4,604
Money Market Funds – 0.0%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (J)(K)	205	205
TOTAL SHORT-TERM SECURITIES – 1.1%		$ 10,103
(Cost: $10,104)		
TOTAL INVESTMENT SECURITIES – 99.6%		$894,065
(Cost: $887,670)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.4%		3,188
NET ASSETS – 100.0%		$897,253

Notes to Schedule of Investments

*Not shown due to rounding.

(A) Securities were purchased pursuant to an exemption from registration available under Rule 144A under the Securities Act of 1933 and may only be resold in transactions exempt from registration, normally to qualified institutional buyers. At March 31, 2019 the total value of these securities amounted to $284,173 or 31.7% of net assets.

(B) Securities whose value was determined using significant unobservable inputs.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Description of the reference rate and spread, if applicable, are included in the security description.

(D) All or a portion of securities with an aggregate value of $200 are on loan.

(E) Step bond that pays an initial coupon rate for the first period and then a higher or lower coupon rate for the following periods. Interest rate disclosed is that which is in effect at March 31, 2019.

(F) Interest-only security. Amount shown as principal represents notional amount for computation of interest.

(G) All or a portion of securities with an aggregate value of $1,854 have been pledged as collateral on open futures contracts.

(H) Rate shown is the yield to maturity at March 31, 2019.

(I)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(J)Investment made with cash collateral received from securities on loan.

(K)Rate shown is the annualized 7-day yield at March 31, 2019.

The following futures contracts were outstanding at March 31, 2019 (contracts unrounded):

Description	Type	Number of Contracts	Expiration Date	Notional Amount	Value	Unrealized Appreciation (Depreciation)
U.S. 30-Year Treasury Bond	Long	557	6-28-19	55,700	$83,359	$ 2,157
U.S. 10-Year Ultra Treasury Note	Short	378	6-28-19	37,800	(50,191)	(1,005)
U.S. Treasury Ultra Long Bond	Short	72	6-28-19	7,200	(12,096)	(442)
U.S. 5-Year Treasury Note	Long	771	7-3-19	77,100	89,303	781
					$110,375	$ 1,491

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Asset-Backed Securities	$ —	$148,450	$113
Corporate Debt Securities	—	307,324	—
Mortgage-Backed Securities	—	159,105	—
Municipal Bonds	—	11,717	—
United States Government Agency Obligations	—	140,577	—
United States Government Obligations	—	116,676	—
Short-Term Securities	205	9,898	—
Total	$ 205	$893,747	$113
Futures Contracts	$2,938	$ —	$ —
Liabilities			
Futures Contracts	$ 1,447	$ —	$ —

During the year ended March 31, 2019, securities totaling $1,439 were transferred from Level 3 to Level 2 due to increased availability of observable market data due to increased market activity or information for these securities.

The following acronyms are used throughout this schedule:

CMO = Collateralized Mortgage Obligation
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
REMIC = Real Estate Mortgage Investment Conduit

See Accompanying Notes to Financial Statements.



Kenneth G. Gau

Below, Kenneth G. Gau, portfolio manager of Ivy Small Cap Core Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Gau has managed the Fund since 2014, and has 25 years of industry experience. In May 2018, Scott Sullivan resigned his position as a portfolio manager.

Fiscal year Performance

For the 12 Months Ended March 31, 2019

Ivy Small Cap Core Fund (Class A shares at net asset value)	6.30%
Ivy Small Cap Core Fund (Class A shares, including sales charges)	0.17%

Benchmark(s) and/or Lipper and Morningstar Category

Russell 2000 Index (Generally reflects the performance of small-company stocks)	2.05%
Lipper Small-Cap Core Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	0.09%
Morningstar Small Blend Category Average (Generally reflects the performance of the universe of funds with similar investment objectives)	-0.03%

Please note that Fund returns include applicable fee and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key factors, contributors and detractors

After many twists and turns, the Russell 2000 Index, the Fund's benchmark, capped off another positive year of performance, returning slightly more than 2% for the fiscal year ending March 31, 2019, a number which we exceeded handily. While this return seems small in hindsight, it sure feels better than what it could have had it not been for the "v" shaped recovery in the first quarter of 2019, which was in large part driven by loosening monetary policies of central banks.

While reviewing the makeup of the Fund's outperformance of its benchmark index and peer group averages in fiscal year 2019, we were pleased to see that stock selection was the primary driver of outperformance (accounting for approximately 75%), which supports our assertion that the current market environment could be opportunistic for stock pickers.

Across the 11 sectors in our index, The Fund had positive performance attribution in six, with information technology, consumer staples and real estate being the top performing sectors. Conversely, five sectors had negative attribution, with health care being the worst performer, followed by energy and materials. In terms of individual stock contributing to performance, our top performers included Everbridge, Inc., World Wrestling Entertainment, Inc. (no longer a Fund holding), Boot Barn Holdings, Inc., Pluralsight, Inc. and Q2 Holdings, Inc.

Conversely, Invacare Corporation (no longer a Fund holding), Cabot, Corporation, Green Dot Corporation, Chemical Financial Corporation and Sientra, Inc. (no longer a Fund holding) were the top detractors to performance for the period. What clearly stood out was that, collectively, our biggest winners outnumbered our biggest losers, which we were pleased with.

Outlook

Reflecting on what we wrote in last year's annual letter....

Heading into the remainder of 2018, we believe that lower than normal volatility and consistent returns that seemed to define calendar year 2017 (and the first three quarters of the Fund's fiscal year) are more likely in the rear view mirror. This does not mean that general markets cannot rise; they very well might. We just believe that the relative upside in the market is more moderate at this stage of the economic cycle and individual securities could see greater intra-sector volatility. These observations would not seem out of character considering that we are nine years into this cycle, the market is not particularly inexpensive after a long run, there is unconventional leader in the oval office and many economic and sentiment indicators are near record highs. If this assessment is correct, greater volatility and dispersion should be welcomed by the active management community as it should be advantageous for stock pickers.

We believe the only differences between what we wrote last year and where we stand today is the fact we are one year further along in this bull market and a number of the economic and sentiment indicators have moderated yet the market remains close to all-time highs. Hence, our approach to the types of names we own and the overall portfolio positioning is rather similar to how we approached 2018. As always, regardless of how the market performs in this new fiscal year, we remain consistent and committed to the Fund's process of identifying quality underappreciated companies, and believe we have good balance in the Fund's construction that should stand to perform well versus our peers and benchmark over time.

Performance shown at NAV does not include the effect of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Investing in small-cap growth and value stocks may carry more risk than investing in stocks of larger, more well-established companies. Growth stocks may be more volatile or not perform as well as value stocks or the stock market in general. Value stocks are stocks of companies that may have experienced adverse developments or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. Such security may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The use of derivatives presents several risks, including the risk that these instruments may change in value in a manner that adversely affects the Fund's value and the risk that fluctuations in the value of the derivatives may not correlate with securities markets or the underlying asset upon which the derivative's value is based.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of Ivy Small Cap Core Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	98.7%
Information Technology	19.2%
Financials	16.1%
Industrials	13.2%
Consumer Discretionary	12.3%
Health Care	9.4%
Real Estate	7.0%
Utilities	6.4%
Consumer Staples	6.3%
Communication Services	4.3%
Energy	2.3%
Materials	2.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	1.3%

Top 10 Equity Holdings

Company	Sector	Industry
Webster Financial Corp.	Financials	Regional Banks
Vonage Holdings Corp.	Communication Services	Alternative Carriers
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Nomad Foods Ltd.	Consumer Staples	Packaged Foods & Meats
Cardtronics plc, Class A	Information Technology	Data Processing & Outsourced Services
PROS Holdings, Inc.	Information Technology	Systems Software
TreeHouse Foods, Inc.	Consumer Staples	Packaged Foods & Meats
Everbridge, Inc.	Information Technology	Application Software
MGIC Investment Corp.	Financials	Thrifts & Mortgage Finance
Kemper Corp.	Financials	Multi-Line Insurance

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



——	Ivy Small Cap Core Fund, Class A Shares[1]	$33,443
····	Russell 2000 Index	$41,743

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-19	0.17%	1.84%	5.59%	3.88%	6.79%	6.87%	6.04%	3.91%	6.45%
5-year period ended 3-31-19	6.48%	6.63%	7.02%	7.52%	8.19%	—	7.54%	—	7.91%
10-year period ended 3-31-19	12.83%	12.55%	12.70%	13.63%	14.05%	—	—	—	13.74%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	9.37%	11.37%	4.75%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T Shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)7-31-14 for Class N shares, 12-19-12 for Class R shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY SMALL CAP CORE FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Alternative Carriers – 4.3%		
Vonage Holdings Corp. (A)	3,065	$30,770
Total Communication Services – 4.3%		30,770
Consumer Discretionary		
Apparel Retail – 3.8%		
Boot Barn Holdings, Inc. (A)	538	15,827
DSW, Inc., Class A (A)	495	11,008
		26,835
Casinos & Gaming – 2.4%		
Red Rock Resorts, Inc., Class A	662	17,103
Education Services – 4.3%		
Grand Canyon Education, Inc. (A)	268	30,690
Specialized Consumer Services – 1.8%		
OneSpaWorld Holdings Ltd. (A)(B)	937	12,804
Total Consumer Discretionary – 12.3%		87,432
Consumer Staples		
Packaged Foods & Meats – 6.3%		
Nomad Foods Ltd. (A)	1,275	26,065
TreeHouse Foods, Inc. (A)	298	19,209
		45,274
Total Consumer Staples – 6.3%		45,274
Energy		
Oil & Gas Equipment & Services – 0.8%		
Cactus, Inc., Class A (A)	168	5,977
Oil & Gas Exploration & Production – 1.5%		
Magnolia Oil & Gas Corp. (A)	884	10,602
Total Energy – 2.3%		16,579
Financials		
Consumer Finance – 1.1%		
Green Dot Corp., Class A (A)	124	7,506
Multi-Line Insurance – 2.6%		
Kemper Corp.	243	18,490
Property & Casualty Insurance – 3.2%		
Argo Group International Holdings Ltd.	175	12,400
Old Republic International Corp.	516	10,788
		23,188
Regional Banks – 6.5%		
Chemical Financial Corp.	361	14,876
Webster Financial Corp.	622	31,524
		46,400
Thrifts & Mortgage Finance – 2.7%		
MGIC Investment Corp. (A)	1,441	$ 19,011
Total Financials – 16.1%		114,595
Health Care		
Health Care Equipment – 2.9%		
Insulet Corp. (A)(B)	112	10,655
Tandem Diabetes Care, Inc. (A)	155	9,868
		20,523
Health Care Facilities – 0.9%		
Encompass Health Corp.	109	6,383
Health Care Services – 2.3%		
Chemed Corp.	50	16,100
Health Care Supplies – 2.8%		
Cerus Corp. (A)	887	5,526
ICU Medical, Inc. (A)	31	7,300
STAAR Surgical Co. (A)	216	7,392
		20,218
Life Sciences Tools & Services – 0.5%		
TECHNE Corp.	18	3,577
Total Health Care – 9.4%		66,801
Industrials		
Aerospace & Defense – 1.4%		
Cubic Corp.	184	10,345
Airlines – 0.8%		
Spirit Airlines, Inc. (A)	104	5,487
Environmental & Facilities Services – 2.2%		
Clean Harbors, Inc. (A)	215	15,408
Industrial Machinery – 5.5%		
Crane Co.	194	16,382
Gardner Denver Holdings, Inc. (A)	341	9,481
RBC Bearings, Inc. (A)	78	9,894
Rexnord Corp. (A)	144	3,625
		39,382
Research & Consulting Services – 1.0%		
ICF International, Inc.	89	6,781
Security & Alarm Services – 2.3%		
Brink's Co. (The)	222	16,703
Total Industrials – 13.2%		94,106
Information Technology		
Application Software – 7.0%		
Everbridge, Inc. (A)	255	19,135
Pluralsight, Inc., Class A (A)	469	14,883
Q2 Holdings, Inc. (A)	233	16,152
		50,170
Data Processing & Outsourced Services – 5.0%		
Cardtronics plc, Class A (A)	599	$ 21,318
EVERTEC, Inc.	387	10,768
GreenSky, Inc., Class A (A)	261	3,379
		35,465
IT Consulting & Other Services – 2.8%		
CACI International, Inc., Class A (A)	66	11,959
Switch, Inc., Class A	808	8,327
		20,286
Systems Software – 2.8%		
PROS Holdings, Inc. (A)	464	19,603
Technology Distributors – 1.6%		
Avnet, Inc.	258	11,181
Total Information Technology – 19.2%		136,705
Materials		
Commodity Chemicals – 1.1%		
Cabot Corp.	192	8,001
Specialty Chemicals – 1.1%		
Livent Corp. (A)	629	7,725
Total Materials – 2.2%		15,726
Real Estate		
Health Care REITs – 0.9%		
Physicians Realty Trust	354	6,666
Hotel & Resort REITs – 1.2%		
Gaylord Entertainment Co.	104	8,553
Industrial REITs – 2.8%		
Americold Realty Trust	254	7,736
STAG Industrial, Inc.	421	12,468
		20,204
Retail REITs – 2.1%		
Agree Realty Corp.	215	14,891
Total Real Estate – 7.0%		50,314
Utilities		
Electric Utilities – 3.6%		
ALLETE, Inc.	121	9,934
IDACORP, Inc.	113	11,198
Portland General Electric Co.	88	4,572
		25,704
Gas Utilities – 1.9%		
ONE Gas, Inc.	154	13,679

SCHEDULE OF INVESTMENTS IVY SMALL CAP CORE FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Independent Power Producers & Energy Traders – 0.9%		
Black Hills Corp.	81	$ 5,992
Total Utilities – 6.4%		45,375
TOTAL COMMON STOCKS – 98.7%		$703,677
(Cost: $628,610)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.3%		
J.M. Smucker Co. (The), 2.651%, 4-1-19	$2,236	2,236
Master Note – 0.2%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (D)	$ 1,706	$ 1,706
Money Market Funds – 1.0%		
Dreyfus Institutional Preferred Government Money Market Fund – Institutional Shares, 2.360%, (E)(F)	6,800	6,800
United States Government Agency Obligations – 0.9%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.440%, 4-7-19 (D)	$ 4,345	$ 4,345
2.450%, 4-7-19 (D)	2,000	2,000
		6,345
TOTAL SHORT-TERM SECURITIES – 2.4%		$ 17,087
(Cost: $17,087)		
TOTAL INVESTMENT SECURITIES – 101.1%		$720,764
(Cost: $645,697)		
LIABILITIES, NET OF CASH AND OTHER ASSETS – (1.1)%		(7,592)
NET ASSETS – 100.0%		$ 713,172

Notes to Schedule of Investments

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $6,656 are on loan.

(C)Rate shown is the yield to maturity at March 31, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at March 31, 2019.

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$703,677	$ —	$ —
Short-Term Securities	6,800	10,287	—
Total	$ 710,477	$10,287	$ —

The following acronyms are used throughout this schedule:

GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Timothy J. Miller



Kenneth G. McQuade



Brad Halverson

Below, Bradley P. Halverson, CFA, Kenneth G. McQuade and Timothy J. Miller, CFA, co-portfolio managers of Ivy Small Cap Growth Fund, discuss positioning, performance and results for the fiscal year ended March 31, 2019. Mr. Miller has managed the Fund since 2010, and has 40 years of investment experience. Mr. Halverson and Mr. McQuade assumed co-manager responsibility in 2016. Mr. McQuade has 23 years of industry experience, and Mr. Halverson has 17 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Small Cap Growth Fund (Class A shares at net asset value)	7.76%
Ivy Small Cap Growth Fund (Class A shares including sales charges)	1.54%

Benchmark(s) and/or Lipper and Morningstar Category

Russell 2000 Growth Index (Generally reflects the performance of small-company growth stocks)	3.85%
Lipper Small-Cap Growth Funds Universe Average (Generally reflects the performance of the universe of funds with similar investment objectives)	9.11%
Morningstar Small Growth Category Average (Generally reflects the performance of the universe of funds with similar investment objectives)	7.70%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key Drivers

The stock market was chugging along nicely in the first half of 2018 until the cumulative affect of rising interest rates and growing trade tensions led to a sharp correction in the third quarter before proceeding to climb back through the period ended March 31, 2019. The result was a year of modestly positive returns for the U.S. markets, with small cap stocks following the same pattern, but lagging larger cap stocks for the year.

The momentum in the first half of the year was driven by a continuation of solid earnings growth and a robust economic environment. Employment trends remained very healthy as annual gross domestic product (GDP) grow rose from 2% to 3%. Consumer confidence levels were near record highs and the domestic manufacturing index also was up. Specific to small companies, the National Federation of Independent Business' Small Business Optimism Index by the National remained high through the first six months of 2018. Amid this optimism, the Federal Reserve (Fed) maintained its aggressive pace of interest rate hikes, increasing the federal funds target rate by 25 basis points four times during the fiscal year. In addition the interest rate yield curve continued to flatten, raising concerns over the potential for a yield curve inversion, which historically has been a harbinger of recession. Compounding these latter concerns was mounting trade tensions with China. In July 2018, the U.S. implemented a 25% tariff on more than 800 products imported from China valued at $34 billion, and previewed a list of 284 additional China products that could be potentially subject to a 25% tariff. This began a series of retaliatory moves by China, and further tariff moves by the U.S. through September 2018.

As the risk of a slowdown or recession gained momentum on investor psyche, the markets succumbed and proceeded to fall sharply over the succeeding quarter months. Small cap stocks as measured by the Russell 2000 Growth Index, the Fund's benchmark, were hit hard, dropping 27% from the end of September to hitting bottom on Christmas Eve. Did the market deserve to be down so much? In hindsight no, but today's market moves tend to get exaggerated by all of the hedge funds, ETF's, and quantitative funds that move in response to changes in volatility. The recession never materialized, earnings growth in the third calendar quarter proved to be just fine, and investors seemed to recognize the overreaction that occurred at the end of the calendar year, leading to the rally through March.

Contributors and detractors

For the 12 month period ended March 31, 2019, the Fund outperformed its benchmark and peer group, outperforming the benchmark in all four quarters of the year. The two largest sector weightings in the fund were information technology and health care. Strong stock selection in both sectors led to a large positive contribution to the Fund's performance relative to its benchmark. In fact, the combined outperformance from these two sectors exceeded the overall fund performance, as the other half of the portfolio yielded a modest drag.

Information technology was the largest contributor to outperformance for the year. Several software holdings were notable contributors, including Five9 Inc., Zendesk, Inc. and Paycom Software, Inc. Five9, a call center software provider, was a strong contributor during the period as the company's product offering is an attractive solution, enabling organizations to refresh its digital platforms. Zendesk, Inc. produced gains as more companies sought its solutions to boost customer service offerings. We benefitted from positions in companies automating industry verticals like banking and real estate, and powering functions within human capital and talent management. Paycom, a core holding, was a strong performer during the period as growth accelerated as sales force productivity efforts became obvious.

These companies satisfy important characteristics we value in security selection and portfolio construction. We expect to remain overweight Information Technology while monitoring individual risk profiles and overall sector valuation.

We also outperformed in health care, which benefitted from underweight positions in biotechnology and pharmaceuticals groups. These industries produced a negative return primarily in the "risk-off" decline during the third quarter. We consistently underweight biotechnology given the more binary risk profile usually centered around clinical data or drug approval for typically single-product companies. In addition, its usual unprofitability and lack of operational history also does not fit our investment process.

These groups appeared to overreach in valuation during the winter as drug pricing and rebates became a favored issue along both sides of the political spectrum, which also likely contributed to some of the groups' weakness. However, we significantly benefited from stock selection and overweighting in the health care equipment space. In general, the health care stocks that worked were the more novel product or service companies with supersized growth, such as those reducing the need for hospitalization through telemedicine or minimally invasive procedures.

Given the current divided government in Washington D.C. we believe major healthcare reform is unlikely in 2019. However, no change is historically good change. With the Affordable Care Act still available to all Americans, the percentage of insured patients should also remain stable. As a result, overall sector growth is anticipated to be slow but steady in the lower single-digits, slightly higher than GDP. The health care sector's minimal exposure to cyclical slowdowns and trade wars makes it more appealing if macro concerns escalate. Value-based healthcare and higher deductibles continue to slowly push medical costs towards consumerism. In addition, insurers are accelerating the shift to more cost-effective settings and procedures, like ambulatory, in-office and home-based treatments. Therefore, we continue to gravitate to novel products and services that facilitate the trend away from costly hospitals.

The Fund slightly underperformed in industrials as housing and construction activity slowed and global trading skirmishes and local labor costs inflated the price of doing business. Holdings in building supplies and transportation were detractors to performance. Positions in Beacon Roofing Supply, Inc. and Dycom Industries, Inc. were exited from the Fund after a series of fundamental disappointments. However, Knight-Swift Transportation Holdings, Inc. continued to deliver strong earnings results. The stock lagged over fears of a peaking truck cycle, which seems premature to us. It remains a holding in the Fund.

Overweight exposure to aerospace and defense were significant contributors to performance. An uptick in air traffic due to a strong economy, new aircraft platforms and continued strong defense spending were the macro drivers that we believe will continue going forward. We look to maintain our overweight in aerospace as multiple holdings benefit from the maintenance of more planes in the sky and more content required for upcoming aircraft platforms. Mercury Systems, Inc. and Woodward, Inc. were standouts for the fund. E-commerce is a secular event that should benefit freight companies although we continue to monitor labor costs and regulatory expenses that could offset profitability.

Consumer discretionary proved to be a drag on performance for the year. Nice gains from Wingstop, Inc., Ollie's Bargain Outlet Holdings, Inc., Five Below, Inc. and Nexstar Media Group, Inc. were more than offset by other retail disappointments and struggles with the auto and housing stocks. In some cases the underperformance was driven by earnings disappointments, and in others it seemed that market sentiment weighed on the valuations. The Fund did exit positions in Visteon Corporation, Caleres, Inc. and Children's Place, Inc. during the year after losing confidence in the strategic execution of these companies. In cases where sentiment was the issue, the Fund has held on to companies that continue to execute well. Finally, the energy sector was the biggest disappointment for the Fund. While a small position in aggregate, the sector did not respond to rising oil prices early in the year and then fell commensurate with the market during the correction. Centennial Resource Development, Inc. lagged due to the market's concerns over its capital efficiency and was subsequently sold from the Fund. The Fund has scaled back exposure to the energy sector.

Outlook

The outlook for the year has improved as a result of optimism building for a settlement to the China trade issue, the decision by the Fed to halt any further interest rate hikes, and the subsequent move lower in the level of interest rates. Earnings growth in 2019 won't have the tax benefit gained in 2018, so the variance among companies and industries could be more pronounced. Trends in the key growth sectors mentioned above should support strong performance in these sectors, and a better macro environment should benefit the more cyclically exposed parts of the portfolio.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges, your sales charges could be lower.

Past performance is not a guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

The Fund may invest in derivative instruments, primarily total return swaps, futures on domestic equity indexes and options, both written and purchased, in an attempt to increase exposure to various equity sectors and markets or to hedge market risk on individual equity securities.

Investing in small-cap stocks may carry more risk than investing in stocks of larger, more well-established companies. Prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks. Growth stocks may not perform as well as value stocks or the stock market in general. The use of swap agreements entails certain risks that may be different from, or possibly greater than, the risks associated with investing directly in the referenced assets that underlie the swap agreement. Swap agreements also may have a leverage component, and adverse changes in the value or level of the underlying asset, reference rate or index can result in gains or losses that are substantially greater than the amount invested in the swap itself. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio managers and are current only through the end of the period of the report as stated on the cover. The managers' views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Small Cap Growth Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.5%
Information Technology	28.7%
Health Care	20.9%
Consumer Discretionary	18.4%
Industrials	16.7%
Financials	4.5%
Communication Services	2.4%
Consumer Staples	2.3%
Energy	1.4%
Real Estate	0.2%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.5%

Top 10 Equity Holdings

Company	Sector	Industry
Proofpoint, Inc.	Information Technology	Systems Software
Mercury Computer Systems, Inc.	Industrials	Aerospace & Defense
Grand Canyon Education, Inc.	Consumer Discretionary	Education Services
Teladoc Health, Inc.	Health Care	Health Care Services
Booz Allen Hamilton Holding Corp.	Information Technology	IT Consulting & Other Services
Nexstar Broadcasting Group, Inc.	Communication Services	Broadcasting
Five9, Inc.	Information Technology	Application Software
Etsy, Inc.	Consumer Discretionary	Internet & Direct Marketing Retail
Paycom Software, Inc.	Information Technology	Application Software
Woodward, Inc.	Industrials	Industrial Machinery

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT

(UNAUDITED)



Ivy Small Cap Growth Fund, Class A Shares[1]	$45,678
Russell 2000 Growth Index	$46,135

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)*The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.*

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E	Class I	Class N	Class R	Class T	Class Y
1-year period ended 3-31-19	1.54%	3.34%	6.99%	5.04%	8.14%	8.19%	7.42%	5.25%	7.83%
5-year period ended 3-31-19	8.31%	8.54%	8.88%	9.00%	9.98%	—	9.31%	—	9.70%
10-year period ended 3-31-19	16.40%	16.20%	16.32%	16.75%	17.56%	—	16.86%	—	17.26%
Since Inception of Class through 3-31-19[5]	—	—	—	—	—	12.23%	—	11.22%	—

(2)*Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A, Class E and Class T Shares carry a maximum front-end sales load of 5.75%, 2.50% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.*

(3)*Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.*

(4)*Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.*

(5)*7-31-14 for Class N shares and 7-5-17 for Class T shares (the date on which shares were first acquired by shareholders).*

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

MARCH 31, 2019SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

COMMON STOCKS	Shares	Value
Communication Services		
Broadcasting – 2.0%		
Nexstar Broadcasting Group, Inc.	482	$52,202
Interactive Media & Services – 0.4%		
Yelp, Inc. (A)	284	9,784
Total Communication Services – 2.4%		61,986
Consumer Discretionary		
Apparel Retail – 0.4%		
Urban Outfitters, Inc. (A)	370	10,961
Auto Parts & Equipment – 0.7%		
Dorman Products, Inc. (A)	193	16,971
Automotive Retail – 0.9%		
Carvana Co. (A)(B)	413	23,973
Casinos & Gaming – 2.1%		
Eldorado Resorts, Inc. (A)	614	28,665
PlayAGS, Inc. (A)	1,095	26,201
		54,866
Distributors – 1.4%		
Pool Corp.	225	37,183
Education Services – 2.1%		
Grand Canyon Education, Inc. (A)	484	55,434
General Merchandise Stores – 1.4%		
Ollie's Bargain Outlet Holdings, Inc. (A)	424	36,171
Homebuilding – 1.1%		
Installed Building Products, Inc. (A)	592	28,734
Homefurnishing Retail – 0.5%		
At Home Group, Inc. (A)(B)	652	11,652
Hotels, Resorts & Cruise Lines – 1.1%		
Hilton Grand Vacations, Inc. (A)	920	28,379
Internet & Direct Marketing Retail – 1.8%		
Etsy, Inc. (A)	709	47,686
Leisure Facilities – 1.2%		
SeaWorld Entertainment, Inc. (A)	1,177	30,322
Restaurants – 2.6%		
Texas Roadhouse, Inc., Class A	432	26,877
Wingstop, Inc.	531	40,373
		67,250
Specialty Stores – 1.1%		
Five Below, Inc. (A)	228	28,329
Total Consumer Discretionary – 18.4%		477,911

COMMON STOCKS (Continued)	Shares	Value
Consumer Staples		
Distillers & Vintners – 0.1%		
MGP Ingredients, Inc. (B)	50	$ 3,882
Food Retail – 0.9%		
Sprouts Farmers Market, Inc. (A)	1,071	23,063
Packaged Foods & Meats – 1.3%		
Calavo Growers, Inc.	17	1,384
J&J Snack Foods Corp.	163	25,843
Nomad Foods Ltd. (A)	288	5,892
		33,119
Total Consumer Staples – 2.3%		60,064
Energy		
Oil & Gas Exploration & Production – 1.4%		
Magnolia Oil & Gas Corp. (A)	1,258	15,096
Matador Resources Co. (A)	1,069	20,666
		35,762
Total Energy – 1.4%		35,762
Financials		
Consumer Finance – 0.6%		
Green Dot Corp., Class A (A)	268	16,236
Investment Banking & Brokerage – 2.5%		
Evercore Partners, Inc.	342	31,131
LPL Investment Holdings, Inc.	489	34,031
		65,162
Regional Banks – 1.4%		
Heritage Financial Corp.	451	13,578
Seacoast Banking Corp. of Florida (A)	813	21,416
		34,994
Total Financials – 4.5%		116,392
Health Care		
Health Care Distributors – 1.4%		
PetIQ, Inc. (A)	1,175	36,894
Health Care Equipment – 6.5%		
AxoGen, Inc. (A)	144	3,039
Inogen, Inc. (A)	329	31,368
Insulet Corp. (A)	367	34,889
iRhythm Technologies, Inc. (A)	385	28,835
NovoCure Ltd. (A)	385	18,548
Penumbra, Inc. (A)	176	25,936
Tactile Systems Technology, Inc. (A)	519	27,341
		169,956
Health Care Services – 4.8%		
AMN Healthcare Services, Inc. (A)	714	33,604
LHC Group, Inc. (A)	314	34,788

COMMON STOCKS (Continued)	Shares	Value
Health Care Services (Continued)		
Teladoc Health, Inc. (A)	996	$ 55,403
		123,795
Health Care Supplies – 1.9%		
Merit Medical Systems, Inc. (A)	588	36,354
STAAR Surgical Co. (A)	364	12,459
		48,813
Health Care Technology – 3.5%		
CareDx, Inc. (A)	978	30,839
Evolent Health, Inc., Class A (A)	1,407	17,701
HMS Holdings Corp. (A)	767	22,706
Omnicell, Inc. (A)	143	11,520
Tabula Rasa HealthCare, Inc. (A)(B)	152	8,554
		91,320
Managed Health Care – 1.2%		
HealthEquity, Inc. (A)	402	29,774
Pharmaceuticals – 1.6%		
Aerie Pharmaceuticals, Inc. (A)	627	29,773
Intersect ENT, Inc. (A)	119	3,835
OptiNose, Inc. (A)(B)	817	8,414
		42,022
Total Health Care – 20.9%		542,574
Industrials		
Aerospace & Defense – 2.5%		
Kratos Defense & Security Solutions, Inc. (A)	95	1,488
Mercury Computer Systems, Inc. (A)	998	63,938
		65,426
Air Freight & Logistics – 1.1%		
Air Transport Services Group, Inc. (A)	1,257	28,972
Building Products – 0.1%		
PGT Innovations, Inc. (A)	207	2,866
Diversified Support Services – 0.9%		
Healthcare Services Group, Inc.	699	23,057
Electrical Components & Equipment – 0.6%		
EnerSys	234	15,258
Environmental & Facilities Services – 1.5%		
Clean Harbors, Inc. (A)	545	38,977
Industrial Machinery – 6.8%		
Crane Co.	263	22,289
John Bean Technologies Corp.	436	40,092
RBC Bearings, Inc. (A)	250	31,751
Timken Co. (The)	829	36,174
Woodward, Inc.	497	47,189
		177,495

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

COMMON STOCKS (Continued)	Shares	Value
Research & Consulting Services – 0.1%		
Willdan Group, Inc. (A)	55	$ 2,054
Security & Alarm Services – 1.4%		
Brink's Co. (The)	481	36,261
Trading Companies & Distributors – 0.6%		
Watsco, Inc.	107	15,339
Trucking – 1.1%		
Knight Transportation, Inc.	868	28,368
Total Industrials – 16.7%		434,073
Information Technology		
Application Software – 16.5%		
Cornerstone OnDemand, Inc. (A)	111	6,059
Coupa Software, Inc. (A)	125	11,354
Envestnet, Inc. (A)	464	30,328
Five9, Inc. (A)	912	48,155
Globant S.A. (A)	390	27,810
HubSpot, Inc. (A)	232	38,544
Mimecast Ltd. (A)	969	45,865
New Relic, Inc. (A)	325	32,107
Paycom Software, Inc. (A)(B)	251	47,547
Pluralsight, Inc., Class A (A)	1,186	37,637
Q2 Holdings, Inc. (A)	559	38,744
RealPage, Inc. (A)	375	22,771
Zendesk, Inc. (A)	496	42,185
		429,106
Communications Equipment – 0.8%		
Viavi Solutions, Inc. (A)	1,801	22,295
Data Processing & Outsourced Services – 0.6%		
EVO Payments, Inc., Class A (A)	537	15,588
Internet Services & Infrastructure – 0.4%		
8x8, Inc. (A)	489	9,886
IT Consulting & Other Services – 3.9%		
Booz Allen Hamilton Holding Corp.	931	54,111
Chegg, Inc. (A)	62	2,371
InterXion Holding N.V. (A)	664	44,282
		100,764

COMMON STOCKS (Continued)	Shares	Value
Semiconductors – 1.7%		
Monolithic Power Systems, Inc.	319	$ 43,154
Systems Software – 4.8%		
Proofpoint, Inc. (A)	535	64,904
SailPoint Technologies Holdings, Inc. (A)	137	3,933
Varonis Systems, Inc. (A)	633	37,754
Zscaler, Inc. (A)	257	18,219
		124,810
Total Information Technology – 28.7%		745,603
Real Estate		
Health Care REITs – 0.2%		
Community Healthcare Trust, Inc.	168	6,038
Total Real Estate – 0.2%		6,038
TOTAL COMMON STOCKS – 95.5%		$2,480,403
(Cost: $1,828,357)		

SHORT-TERM SECURITIES	Principal	Value
Commercial Paper (C) – 0.3%		
Baxter International, Inc., 2.661%, 4-1-19	$ 5,000	4,999
International Paper Co., 2.664%, 4-4-19	4,000	3,998
		8,997
Master Note – 0.0%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (D)	584	584
Money Market Funds – 1.4%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.360%, (E)(F)	36,652	36,652
Municipal Obligations – 0.8%		
CA Statewide Cmnty Dev Auth, Multifam Hsng Rev Bonds (Wyndover Apts), Ser 2004 LL (GTD by FNMA) (BVAL plus 10 bps), 1.450%, 4-7-19 (D)	$ 1,125	$ 1,125
LA Pub Fac Auth, Var Rate Rev Rfdg Bonds (CHRISTUS Hlth), Ser 2009B-1 (GTD by Bank of New York Mellon (The)) (BVAL plus 25 bps), 1.600%, 4-7-19 (D)	6,005	6,005
NY Hsng Fin Agy, Related-Caroline Apt Hsng Rev Bonds, Ser 2008A (GTD by FHLMC) (BVAL plus 17 bps), 1.540%, 4-7-19 (D)	4,900	4,900
University of California (1-Month U.S. LIBOR plus 8 bps), 2.380%, 4-7-19 (D)	9,250	9,250
		21,280
United States Government Agency Obligations – 3.4%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.440%, 4-7-19 (D)	63,974	63,974
2.450%, 4-7-19 (D)	24,482	24,482
		88,456
TOTAL SHORT-TERM SECURITIES – 5.9%		$ 155,969
(Cost: $155,971)		
TOTAL INVESTMENT SECURITIES – 101.4%		$2,636,372
(Cost: $1,984,328)		
LIABILITIES, NET OF CASH AND OTHER ASSETS (G) – (1.4)%		(36,345)
NET ASSETS – 100.0%		$2,600,027

Notes to Schedule of Investments

*Not shown due to rounding.

(A)No dividends were paid during the preceding 12 months.

(B)All or a portion of securities with an aggregate value of $39,310 are on loan.

(C)Rate shown is the yield to maturity at March 31, 2019.

(D)Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(E)Investment made with cash collateral received from securities on loan.

(F)Rate shown is the annualized 7-day yield at March 31, 2019.

(G)Cash of $820 has been pledged as collateral on open OTC swap agreements.

MARCH 31, 2019

The following total return swap agreements were outstanding at March 31, 2019:

Underlying Security	Long/Short	Counterparty	Maturity Date	Notional Amount	Financing Fee[1][2]	Value	Upfront Payments/ (Receipts)	Unrealized Appreciation
Biotech Custom Index	Long	Goldman Sachs International	02/28/2020	$81,116	1-Month LIBOR plus 10 bps	$751	$ —	$751

(1) The Fund pays the financing fee multiplied by the notional amount if long on the swap agreement. If the Fund is short on the swap agreement, the Fund receives the financing fee multiplied by the notional amount.

(2) At the termination date, a net cash flow is exchanged where the market-linked total return is equivalent to the return of the underlying security less a financing rate, if any. If the Fund is long on the swap agreement, the Fund would receive payments on any net positive total return, and would owe payments in the event of a negative total return. If the Fund is short on the swap agreement, the Fund would owe payments on any net positive total return, and would receive payments in the event of a negative total return.

The following table represents security positions within the total return basket swap as of March 31, 2019:

Reference Entity	Shares	Notional Amount	Value	% of Value
Array BioPharma, Inc.	1	$3,238	$29	4.0
Horizon Pharma plc	1	2,865	27	3.6
FibroGen, Inc.	—*	2,675	25	3.3
Ultragenyx Pharmaceutical, Inc.	—*	2,143	20	2.7
Blueprint Medicines Corp.	—*	2,142	20	2.6
Global Blood Therapeutics, Inc.	—*	1,719	16	2.1
ACADIA Pharmaceuticals, Inc.	1	1,700	16	2.1
Ligand Pharmaceuticals, Inc.	—*	1,693	16	2.1
Amicus Therapeutics, Inc.	1	1,688	16	2.1
Immunomedics, Inc.	1	1,652	15	2.0
Intercept Pharmaceuticals, Inc.	—*	1,587	15	2.0
Emergent BioSolutions, Inc.	—*	1,496	14	1.8
Repligen Corp.	—*	1,484	14	1.8
Insmed, Inc.	—*	1,425	13	1.8
Spark Therapeutics, Inc.	—*	1,358	13	1.7
Portola Pharmaceuticals, Inc.	—*	1,352	12	1.7
Myriad Genetics, Inc.	—*	1,330	12	1.6
Halozyme Therapeutics, Inc.	1	1,291	12	1.6
Ironwood Pharmaceuticals, Inc.	1	1,232	11	1.5
REGENXBIO, Inc.	—*	1,182	11	1.5
Arena Pharmaceuticals, Inc.	—*	1,157	11	1.4
Medicines Co. (The)	—*	1,147	11	1.4

Reference Entity	Shares	Notional Amount	Value	% of Value
MyoKardia, Inc.	—*	$ 1,141	$ 11	1.4
Zogenix, Inc.	—*	1,109	10	1.4
Supernus Pharmaceuticals, Inc.	—*	1,102	10	1.4
Aerie Pharmaceuticals, Inc.	—*	1,101	10	1.4
PTC Therapeutics, Inc.	—*	1,091	10	1.3
Heron Therapeutics, Inc.	—*	1,082	10	1.3
Atara Biotherapeutics, Inc.	—*	1,061	10	1.3
Reata Pharmaceuticals, Inc.	—*	1,032	10	1.3
Arrowhead Pharmaceuticals, Inc.	1	1,031	10	1.3
Enanta Pharmaceuticals, Inc.	—*	1,027	9	1.3
AnaptysBio, Inc.	—*	986	9	1.2
Pacira Pharmaceuticals, Inc.	—*	981	9	1.2
Invitae Corp.	—*	975	9	1.2
Acceleron Pharma, Inc.	—*	964	9	1.2
Genomic Health, Inc.	—*	950	9	1.2
Mirati Therapeutics, Inc.	—*	944	9	1.2
Biohaven Pharmaceutical Holding Co. Ltd.	—*	937	9	1.2
Xencor, Inc.	—*	937	9	1.2
Audentes Therapeutics, Inc.	—*	870	8	1.1
Amneal Pharmaceuticals, Inc.	1	803	7	1.0

Reference Entity	Shares	Notional Amount	Value	% of Value
Clovis Oncology, Inc.	—*	$760	$7	0.9
Corcept Therapeutics, Inc.	1	756	7	0.9
Momenta Pharmaceuticals, Inc.	—*	726	7	0.9
Editas Medicine, Inc.	—*	725	7	0.9
Puma Biotechnology, Inc.	—*	712	7	0.9
Denali Therapeutics, Inc.	—*	671	6	0.8
Fate Therapeutics, Inc.	—*	670	6	0.8
CareDx, Inc.	—*	663	6	0.8
Iovance Biotherapeutics, Inc.	1	649	6	0.8
Spectrum Pharmaceuticals, Inc.	1	647	6	0.8
Theravance Biopharma, Inc.	—*	639	6	0.8
Aimmune Therapeutics, Inc.	—*	631	6	0.8
Innoviva, Inc.	—*	626	6	0.8
Sangamo Therapeutics, Inc.	1	622	6	0.8
Intersect ENT, Inc.	—*	622	6	0.8
Vanda Pharmaceuticals, Inc.	—*	610	6	0.8
Retrophin, Inc.	—*	607	6	0.7
Esperion Therapeutics, Inc.	—*	593	5	0.7
TherapeuticsMD, Inc.	1	577	5	0.7
Madrigal Pharmaceuticals, Inc.	—*	563	5	0.7
Radius Health, Inc.	—*	519	5	0.6
Omeros Corp.	—*	516	5	0.6

SCHEDULE OF INVESTMENTS IVY SMALL CAP GROWTH FUND *(in thousands)*

Reference Entity	Shares	Notional Amount	Value	% of Value
Dicerna Pharmaceuticals, Inc.	—*	$502	$5	0.6
BioCryst Pharmaceuticals, Inc.	1	487	4	0.6
Vericel Corp.	—*	481	4	0.6
Veracyte, Inc.	—*	455	4	0.6
Coherus Biosciences, Inc.	—*	454	4	0.6
MacroGenics, Inc.	—*	454	4	0.6
Apellis Pharmaceuticals, Inc.	—*	446	4	0.5
WaVe Life Sciences Ltd.	—*	445	4	0.5
Natera, Inc.	—*	435	4	0.5
Alder Biopharmaceuticals, Inc.	—*	$ 421	$4	0.5
Akebia Therapeutics, Inc.	—*	419	4	0.5
Phibro Animal Health Corp.	—*	415	4	0.5
Viking Therapeutics, Inc.	—*	377	3	0.5
ANI Pharmaceuticals, Inc.	—*	360	3	0.4
Cara Therapeutics, Inc.	—*	355	3	0.4
Epizyme, Inc.	—*	353	3	0.4
Athenex, Inc.	—*	349	3	0.4
Revance Therapeutics, Inc.	—*	340	3	0.4
Allogene Therapeutics, Inc.	—*	$334	$ 3	0.4
CytomX Therapeutics, Inc.	—*	304	3	0.4
Flexion Therapeutics, Inc.	—*	274	3	0.3
Dynavax Technologies Corp.	—*	258	2	0.3
ImmunoGen, Inc.	1	255	2	0.3
Intrexon Corp.	—*	247	2	0.3
Karyopharm Therapeutics, Inc.	—*	112	1	0.1
			$751	

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$2,480,403	$ —	$ —
Short-Term Securities	36,652	119,317	—
Total	$ 2,517,055	$119,317	$ —
Total Return Swaps	$ —	$ 751	$ —

The following acronyms are used throughout this schedule:

BVAL = Bloomberg Valuation Municipal AAA Benchmark
FNMA = Federal National Mortgage Association
FHLMC = Federal Home Loan Mortgage Corp.
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
OTC = Over the Counter
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

(UNAUDITED)



Matthew T. Norris

Below, Matthew T. Norris, CFA, portfolio manager of Ivy Value Fund, discusses positioning, performance and results for the fiscal year ended March 31, 2019. He has managed the Fund since 2004 and has 27 years of industry experience.

Fiscal Year Performance

For the 12 Months Ended March 31, 2019

Ivy Value Fund (Class A shares at net asset value)	3.69%
Ivy Value Fund (Class A shares including sales charges)	-2.27%
Benchmark(s) and/or Lipper and Morningstar Category	
Russell 1000 Value Index (generally reflects the performance of large-company value style stocks)	5.67%
Lipper Large-Cap Value Funds Universe Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.45%
Morningstar Large Value Category Average (generally reflects the performance of the universe of funds with similar investment objectives)	4.48%

Please note that Fund returns include applicable fees and expenses while index returns do not include any such fees. The performance discussion below is at net asset value (NAV).

Key drivers

Fiscal year 2018 saw the return of stock volatility, as equity markets took a sharp late year fall in the fourth quarter of 2018. This pullback, however, was followed immediately by a "hockey stick" recovery to start 2019. The stocks that lead the decline in December were the first to recover in January, providing a painful sting to investors who decided the selloff was a signal to get even more defensive. Following a complacent 2017, large market swings have returned and have elevated fear amongst investors. Global growth has appeared to slow, and the Federal Reserve (Fed) took notice, halting further interest rate hikes for 2019 after four hikes in 2018.

Looking forward, the question on investors' minds appears to be "what direction will the market head?" Are we simply slowing back down to normal after a year in which corporate profits rose 24%, or are we headed into something more severe, such as a recession? We are carefully watching job creation and directions of indexes like Purchasing Managers' Index as clues to answer this question.

The Russell 1000 Value Index was up 5.67% for the fiscal year. By comparison, the Fund returned 3.69%. Value investing, while still lagging over the long term, has begun performing better relative to the growth indices. We focus on the longer term, paying less attention to short-term market fluctuations.

Contributors and detractors

The financial sector was the main detractor to the Fund's performance over the measurement period, with three holdings costing the Fund nearly two percentage points of relative performance. These underperforming holdings were all in the financials sector — Capital One Financial Corp., State Street Corp. and KeyCorp. There were very few spots to hide in financials as the sector underperformed the broad market by double digits. We have sold KeyCorp.

The Fund's best relative sector was energy, where our investment in Energy Transfer Partners provided material upside versus an otherwise lackluster energy market. Few compelling investment ideas in energy led to a meaningful underweight, which also proved beneficial. The Fund's next best sector was real estate, where our investment in Welltower, Inc., a medical office focused Real Estate Investment Trust (REIT), significantly outperformed the REIT sector.

The Fund does not attempt to make sector calls, focusing instead primarily on stock selection. We overweight or underweight sectors based on individual stock opportunity, with some limits to control risk or volatility. The portfolio is overweight financials and consumer discretionary, where we generally find value and yield. In these areas, we have been able to find good companies with repeatable business models generating high rates of free cash flow and low stock prices relative to our estimation of each company's true intrinsic value. However, these were some of the weakest areas in fiscal 2018. We are underweight consumer staples and communication services due to a lack of compelling ideas at the present time.

Outlook

The U.S. economy has enjoyed a long successful run since the end of the 2008 recession. There was an additional boost during calendar year 2018 with the tax cuts passed into law at the end of 2017. Once you are at the top of the mountain sometimes the only way to go is down. Recent economic data supports the idea of a slowing economy but does not yet support the concept of a shrinking economy (recession). The current challenge will be for the Fed to tighten money policy back up, yet not slow the economy into contraction. The recent pause in interest rate hikes for 2019 indicates it is not an easy task — slowing the economy and inflation via rate hikes is a difficult job. We liken it to stepping on a rolling egg to stop it without breaking it. History shows a high probability of failure, if interest rates rise too much thus helping create a recession. This is something we will watch carefully.

While the economic forces listed above are clearly important factors, our first approach is at the company level. We seek to find quality, growing companies whose stocks are trading below what we consider their intrinsic value. Oftentimes this is due to short-term negative factors, and we become larger owners of a company if we feel those negatives are about to dissipate. We continue to search for and make investments one company at a time and seek to benefit clients over the long run.

Performance shown at NAV does not include the effects of sales charges. If reflected, the performance shown would have been lower. Performance including sales charges reflects the maximum applicable front-end sales load and thus the lowest possible performance after sales charges; your sales charges could be lower.

The Fund may use a variety of derivative instruments for various purposes. The Fund may, at any given time, use options on individual equity securities, in seeking to gain or increase exposure to, or facilitate trading in, certain securities or market sectors. The Fund also may use written options contracts on individual equity securities to enhance return. In addition, the Fund may use futures contracts on domestic equity indexes, in an attempt to hedge market risk on equity securities.

Past performance is no guarantee of future results. The value of the Fund's shares will change, and you could lose money on your investment.

Value stocks are stocks of companies that may have experienced adverse business or industry developments, or may be subject to special risks that have caused the stocks to be out of favor and, in the opinion of the Fund's manager, undervalued. The value of a security believed by the Fund's manager to be undervalued may never reach what the manager believes to be its full value, or such security's value may decrease. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the Fund's portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

The index noted is unmanaged, includes reinvested dividends and does not include fees. One cannot invest directly in an index, nor is an index representative of the Ivy Value Fund.

ALL DATA IS AS OF MARCH 31, 2019 (UNAUDITED)

Asset Allocation

Stocks	95.9%
Financials	24.1%
Information Technology	12.0%
Health Care	10.8%
Energy	9.9%
Consumer Discretionary	9.0%
Industrials	8.1%
Consumer Staples	7.3%
Communication Services	5.6%
Real Estate	3.1%
Materials	3.0%
Utilities	3.0%
Liabilities (Net of Cash and Other Assets), and Cash Equivalents+	4.1%

Top 10 Equity Holdings

Company	Sector	Industry
Citigroup, Inc.	Financials	Other Diversified Financial Services
Comcast Corp., Class A	Communication Services	Cable & Satellite
Wal-Mart Stores, Inc.	Consumer Staples	Hypermarkets & Super Centers
Pfizer, Inc.	Health Care	Pharmaceuticals
Broadcom Corp., Class A	Information Technology	Semiconductors
Energy Transfer L.P.	Energy	Oil & Gas Storage & Transportation
Marathon Petroleum Corp.	Energy	Oil & Gas Refining & Marketing
Lam Research Corp.	Information Technology	Semiconductor Equipment
American Capital Agency Corp.	Financials	Mortgage REITs
Target Corp.	Consumer Discretionary	General Merchandise Stores

See your advisor or www.ivyinvestments.com for more information on the Fund's most recently published Top 10 Equity Holdings.

+Cash equivalents are defined as highly liquid securities with maturities of less than three months. Cash equivalents may include U.S. Government Treasury bills, bank certificates of deposit, bankers' acceptances, corporate commercial paper and other money market instruments.

COMPARISON OF CHANGE IN VALUE OF $10,000 INVESTMENT IVY VALUE FUND



——	Ivy Value Fund, Class A Shares[1]	. . . .	$31,781
··········	Russell 1000 Value Index	. . . .	$38,803

Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1)The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]	Class A[3]	Class B[4]	Class C	Class E[5]	Class I	Class N	Class R	Class Y
1-year period ended 3-31-19	-2.27%	-1.26%	2.94%	1.30%	3.95%	4.15%	3.35%	3.76%
5-year period ended 3-31-19	4.26%	4.32%	4.78%	5.21%	5.84%	—	5.22%	5.57%
10-year period ended 3-31-19	12.26%	11.89%	12.11%	12.97%	13.37%	—	—	13.07%
Since Inception of Class through 3-31-19[6]	—	—	—	—	—	5.46%	9.40%	—

(2)Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.ivyinvestments.com for the Fund's most recent month end performance. Class A and Class E Shares carry a maximum front-end sales load of 5.75% and 2.50%, respectively. Class B and Class C shares carry a maximum contingent deferred sales charge (CDSC) of 5% and 1%, respectively (the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase). Class I, Class N, Class R and Class Y shares are not subject to sales charges.

(3)Class A shares carry a CDSC on shares purchased at net asset value for $1 million or more that are subsequently redeemed within 12 months of purchase.

(4)Class B shares are not currently available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5)Class E shares are not currently available for investment.

(6)7-31-14 for Class N shares and 12-19-12 for Class R shares (the date on which shares were first acquired by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares. Performance results may include the effect of expense reduction arrangements for some or all of the periods shown. If those arrangements had not been in place, the performance results for those periods would have been lower.

SCHEDULE OF INVESTMENTS IVY VALUE FUND *(in thousands)*

MARCH 31, 2019

COMMON STOCKS	Shares	Value
Communication Services		
Advertising – 1.0%		
Omnicom Group, Inc.	150	$ 10,912
Cable & Satellite – 4.6%		
Comcast Corp., Class A	1,244	49,723
Total Communication Services – 5.6%		60,635
Consumer Discretionary		
Apparel Retail – 0.7%		
Limited Brands, Inc.	295	8,142
Auto Parts & Equipment – 2.3%		
Magna International, Inc.	520	25,314
General Merchandise Stores – 3.1%		
Target Corp.	421	33,805
Home Improvement Retail – 2.9%		
Lowe's Co., Inc.	284	31,079
Total Consumer Discretionary – 9.0%		98,340
Consumer Staples		
Drug Retail – 3.0%		
CVS Caremark Corp.	605	32,627
Hypermarkets & Super Centers – 4.3%		
Wal-Mart Stores, Inc.	482	46,961
Total Consumer Staples – 7.3%		79,588
Energy		
Oil & Gas Refining & Marketing – 6.1%		
Marathon Petroleum Corp.	601	35,940
Valero Energy Corp.	356	30,174
		66,114
Oil & Gas Storage & Transportation – 3.8%		
Energy Transfer L.P.	2,695	41,425
Total Energy – 9.9%		107,539
Financials		
Asset Management & Custody Banks – 2.7%		
State Street Corp.	446	29,364
Consumer Finance – 5.9%		
Capital One Financial Corp.	386	31,500
Synchrony Financial	1,021	32,570
		64,070
Diversified Banks – 0.8%		
Bank of America Corp.	333	9,187
Life & Health Insurance – 2.8%		
MetLife, Inc.	703	29,914
Mortgage REITs – 3.2%		
AGNC Investment Corp.	1,914	$ 34,459
Other Diversified Financial Services – 6.1%		
Citigroup, Inc.	828	51,524
JPMorgan Chase & Co.	152	15,357
		66,881
Regional Banks – 2.6%		
Citizens Financial Group, Inc.	887	28,818
Total Financials – 24.1%		262,693
Health Care		
Biotechnology – 2.4%		
Amgen, Inc.	137	25,951
Health Care Facilities – 2.7%		
HCA Holdings, Inc.	227	29,583
Managed Health Care – 1.4%		
Humana, Inc.	59	15,561
Pharmaceuticals – 4.3%		
Pfizer, Inc.	1,094	46,471
Total Health Care – 10.8%		117,566
Industrials		
Aerospace & Defense – 2.7%		
Spirit AeroSystems Holdings, Inc.	314	28,731
Airlines – 2.5%		
Southwest Airlines Co.	532	27,637
Electrical Components & Equipment – 2.9%		
Eaton Corp.	397	31,950
Total Industrials – 8.1%		88,318
Information Technology		
Semiconductor Equipment – 3.2%		
Lam Research Corp.	194	34,656
Semiconductors – 5.9%		
Broadcom Corp., Class A	147	44,235
QUALCOMM, Inc.	354	20,200
		64,435
Systems Software – 2.5%		
Microsoft Corp.	228	26,843
Technology Hardware, Storage & Peripherals – 0.4%		
Western Digital Corp.	103	4,931
Total Information Technology – 12.0%		130,865
Materials		
Commodity Chemicals – 2.1%		
LyondellBasell Industries N.V., Class A	267	$ 22,416
Diversified Metals & Mining – 0.9%		
BHP Billiton Ltd. ADR (A)	182	9,966
Total Materials – 3.0%		32,382
Real Estate		
Health Care REITs – 3.1%		
Welltower, Inc.	429	33,298
Total Real Estate – 3.1%		33,298
Utilities		
Electric Utilities – 3.0%		
Exelon Corp.	652	32,670
Total Utilities – 3.0%		32,670
TOTAL COMMON STOCKS – 95.9%		$1,043,894
(Cost: $868,829)		

SHORT-TERM SECURITIES	Principal	
Commercial Paper (B) – 2.3%		
Baxter International, Inc., 2.701%, 4-2-19	$ 5,668	5,666
J.M. Smucker Co. (The), 2.651%, 4-1-19	3,092	3,091
Kroger Co. (The), 2.571%, 4-1-19	11,000	10,998
Wisconsin Electric Power Co., 2.601%, 4-2-19	5,000	4,999
		24,754
Master Note – 0.4%		
Toyota Motor Credit Corp. (1-Month U.S. LIBOR plus 15 bps), 2.710%, 4-5-19 (C)	4,063	4,063
Money Market Funds – 0.8%		
Dreyfus Institutional Preferred Government Money Market Fund - Institutional Shares, 2.360%, (D)(E)	9,010	9,010
United States Government Agency Obligations – 1.5%		
Overseas Private Investment Corp. (GTD by U.S. Government) (3-Month U.S. TB Rate):		
2.440%, 4-7-19 (C)	7,500	7,500
2.450%, 4-7-19 (C)	9,300	9,300
		16,800

	Value
TOTAL SHORT-TERM SECURITIES – 5.0%	$ 54,627
(Cost: $54,632)	
TOTAL INVESTMENT SECURITIES – 100.9%	$1,098,521
(Cost: $923,461)	
LIABILITIES, NET OF CASH AND OTHER ASSETS – (0.9)%	(9,480)
NET ASSETS – 100.0%	$1,089,041

Notes to Schedule of Investments

(A) All or a portion of securities with an aggregate value of $8,807 are on loan.

(B) Rate shown is the yield to maturity at March 31, 2019.

(C) Variable rate security. Interest rate disclosed is that which is in effect at March 31, 2019. Date shown represents the date that the variable rate resets. Description of the reference rate and spread, if applicable, are included in the security description.

(D) Investment made with cash collateral received from securities on loan.

(E) Rate shown is the annualized 7-day yield at March 31, 2019.

The following written options were outstanding at March 31, 2019 (contracts and exercise prices unrounded):

Underlying Security	Counterparty, if OTC	Type	Number of Contracts	Notional Amount	Expiration Month	Exercise Price	Premium Received	Value
Broadcom Corp., Class A	N/A	Call	103	10	May 2019	$300.00	$ 98	$ (117)
Capital One Financial Corp.	N/A	Call	325	32	April 2019	85.00	44	(14)
Lam Research Corp.	N/A	Call	246	25	April 2019	190.00	66	(24)
							$208	$(155)

The following table is a summary of the valuation of the Fund's investments by the fair value hierarchy levels as of March 31, 2019. See Note 3 to the Financial Statements for further information regarding fair value measurement.

	Level 1	Level 2	Level 3
Assets			
Investments in Securities			
Common Stocks	$1,043,894	$ —	$ —
Short-Term Securities	9,010	45,617	—
Total	$1,052,904	$45,617	$ —
Liabilities			
Written Options	$ 155	$ —	$ —

The following acronyms are used throughout this schedule:

ADR = American Depositary Receipts
GTD = Guaranteed
LIBOR = London Interbank Offered Rate
REIT = Real Estate Investment Trust
TB = Treasury Bill

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2019

(In thousands, except per share amounts)	Ivy Core Equity Fund	Ivy Emerging Markets Equity Fund[(1)]	Ivy Global Bond Fund	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Government Money Market Fund	Ivy High Income Fund
ASSETS							
Investments in unaffiliated securities at value+^	$ 4,182,292	$ 1,986,421	$495,425	$ 821,640	$ 952,001	$ 157,735	$ 4,991,938
Investments in affiliated securities at value+	—	—	—	—	—	—	65,794
Investments at Value	4,182,292	1,986,421	495,425	821,640	952,001	157,735	5,057,732
Cash	1	102	—	1	—	1,245	11,147
Restricted cash	—	—	—	—	—	—	90
Investment securities sold receivable	87,352	—	2	—	4	—	37,560
Dividends and interest receivable	2,776	4,462	5,362	2,856	2,453	411	85,589
Capital shares sold receivable	1,428	5,863	114	206	444	1,266	7,193
Receivable from affiliates	67	867	432	47	39	5	32
Unrealized appreciation on forward foreign currency contracts	—	—	—	—	—	—	2
Receivable from securities lending income – net	480	14	1	31	4	—	70
Prepaid and other assets	128	90	73	59	81	48	200
Total Assets	4,274,524	1,997,819	501,409	824,840	955,026	160,710	5,199,615
LIABILITIES							
Cash collateral on securities loaned at value	—	—*	2,641	—	1,731	—	39,884
Investment securities purchased payable	116,204	2,379	3,587	—	3,271	—	52,945
Capital shares redeemed payable	8,318	4,725	1,078	1,627	1,505	2,798	9,498
Distributions payable	—	—	—	—	—	27	3,563
Independent Trustees and Chief Compliance Officer fees payable	1,310	87	113	109	276	24	521
Overdraft due to custodian	—	—	2	—	17	—	—
Distribution and service fees payable	66	15	5	12	10	1	107
Shareholder servicing payable	597	283	104	162	173	38	792
Investment management fee payable	212	143	25	47	66	4	220
Accounting services fee payable	23	23	12	19	20	6	23
Other liabilities	29	2,795	13	29	25	9	40
Total Liabilities	126,759	10,450	7,580	2,005	7,094	2,907	107,593
Commitments and Contingencies (See Note 2 and Note 13)							
Total Net Assets	$ 4,147,765	$1,987,369	$493,829	$822,835	$ 947,932	$157,803	$5,092,022
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$ 3,214,582	$ 1,883,251	$563,708	$ 735,321	$ 753,382	$157,802	$ 6,437,015
Accumulated earnings gain (loss)	933,183	104,118	(69,879)	87,514	194,550	1	(1,344,993)
Total Net Assets	$ 4,147,765	$1,987,369	$493,829	$822,835	$ 947,932	$157,803	$5,092,022
CAPITAL SHARES OUTSTANDING:							
Class A	214,949	17,983	21,714	32,483	11,046	130,936	267,922
Class B	706	133	114	394	26	1,307	5,574
Class C	4,589	4,382	921	1,841	233	10,976	94,831
Class E	1,001	15	N/A	453	4	7,126	1,258
Class I	71,347	61,147	24,687	31,371	9,891	N/A	285,735
Class N	2,931	15,089	3,229	1,893	434	7,458	9,829
Class R	56	785	72	58	33	N/A	8,661
Class T	N/A	14	N/A	N/A	N/A	N/A	36
Class Y	3,018	2,286	124	634	123	N/A	33,219
NET ASSET VALUE PER SHARE:							
Class A	$13.47	$19.15	$9.71	$11.90	$43.12	$1.00	$7.20
Class B	$10.81	$15.61	$9.71	$11.89	$35.29	$1.00	$7.20
Class C	$11.31	$16.39	$9.71	$11.90	$35.84	$1.00	$7.20
Class E	$13.40	$19.46	N/A	$11.90	$43.48	$1.00	$7.20
Class I	$15.27	$19.77	$9.71	$11.91	$44.10	N/A	$7.20
Class N	$15.30	$19.88	$9.71	$11.92	$44.35	$1.00	$7.20
Class R	$13.36	$18.95	$9.69	$11.91	$42.69	N/A	$7.20
Class T	N/A	$19.17	N/A	N/A	N/A	N/A	$7.20
Class Y	$14.78	$19.53	$9.71	$11.90	$43.35	N/A	$7.20
+COST							
Investments in unaffiliated securities at cost	$3,436,240	$1,624,855	$ 511,780	$ 729,776	$ 765,024	$ 157,735	$ 5,263,620
Investments in affiliated securities at cost	—	—	—	—	—	—	79,105
^Securities loaned at value	—	5,836	2,574	8,020	1,678	—	50,678

*Not shown due to rounding.

(1)Consolidated Statement of Assets and Liabilities (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2019

(In thousands, except per share amounts)	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed International Opportunities Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Municipal Bond Fund
ASSETS							
Investments in unaffiliated securities at value+^	$5,907,589	$4,368,651	$1,281,321	$317	$4,757,465	$663,283	$804,525
Investments in affiliated securities at value+	—	—	—	179,482	—	—	—
Investments at Value	5,907,589	4,368,651	1,281,321	179,799	4,757,465	663,283	804,525
Cash	1	1	1	1	20	1	1
Cash denominated in foreign currencies at value+	1,496	—	—	—	—	—	—
Restricted cash	—	—	—	—	—	—	328
Investment securities sold receivable	28,080	—	724	20	55,169	4,079	—
Dividends and interest receivable	42,989	466	9,719	1	747	883	10,036
Capital shares sold receivable	5,568	2,897	1,007	118	5,187	2,804	354
Receivable from affiliates	2,935	1,111	2	35	2,530	48	190
Receivable from securities lending income – net	315	27	1	—	16	1	—
Variation margin receivable	—	—	—	—	—	—	44
Prepaid and other assets	140	131	95	63	108	62	74
Total Assets	5,989,113	4,373,284	1,292,870	180,037	4,821,242	671,161	815,552
LIABILITIES							
Cash collateral on securities loaned at value	138,934	—	259	—	17,329	—	—
Investment securities purchased payable	9,379	—	—	—	1,728	6,851	—
Capital shares redeemed payable	8,977	8,821	3,623	181	7,450	696	1,471
Distributions payable	—	—	274	—	—	—	282
Independent Trustees and Chief Compliance Officer fees payable	250	582	90	14	459	7	197
Distribution and service fees payable	37	53	12	2	61	5	11
Shareholder servicing payable	728	601	182	14	732	90	88
Investment management fee payable	365	222	49	1	316	46	34
Accounting services fee payable	23	23	23	4	23	15	18
Unrealized depreciation on forward foreign currency contracts	20,812	—	—	—	—	—	—
Other liabilities	187	39	23	11	41	14	14
Total Liabilities	179,692	10,341	4,535	227	28,139	7,724	2,115
Commitments and Contingencies (See Note 2 and Note 13)							
Total Net Assets	$5,809,421	$4,362,943	$1,288,335	$179,810	$4,793,103	$663,437	$813,437
NET ASSETS							
Capital paid in (shares authorized – unlimited)	$6,030,688	$2,376,542	$1,313,700	$171,785	$3,099,443	$589,341	$765,768
Accumulated earnings gain (loss)	(221,267)	1,986,401	(25,365)	8,025	1,693,660	74,096	47,669
Total Net Assets	$5,809,421	$4,362,943	$1,288,335	$179,810	$4,793,103	$663,437	$813,437
CAPITAL SHARES OUTSTANDING:							
Class A	33,903	92,959	35,428	6,503	65,978	9,692	40,695
Class B	249	558	308	35	811	N/A	99
Class C	11,048	4,783	4,155	242	9,860	1,202	1,648
Class E	431	853	479	49	488	204	N/A
Class I	186,720	81,808	63,032	10,638	81,766	30,801	26,969
Class N	85,011	4,448	15,772	29	10,168	4,264	53
Class R	6,219	812	44	61	2,554	232	N/A
Class T	13	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	22,356	1,626	694	54	11,117	1,003	48
NET ASSET VALUE PER SHARE:							
Class A	$16.75	$22.73	$10.74	$10.18	$25.28	$13.98	$11.70
Class B	$14.70	$16.69	$10.74	$9.89	$19.46	N/A	$11.70
Class C	$14.75	$18.30	$10.74	$9.92	$21.02	$13.92	$11.70
Class E	$16.88	$22.67	$10.74	$10.19	$24.59	$13.99	N/A
Class I	$16.86	$24.09	$10.74	$10.24	$27.52	$14.00	$11.70
Class N	$16.91	$24.25	$10.74	$10.25	$27.76	$14.01	$11.70
Class R	$16.75	$21.69	$10.74	$10.14	$24.51	$13.96	N/A
Class T	$16.74	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	$16.87	$23.37	$10.74	$10.18	$26.53	$13.98	$11.70
+COST							
Investments in unaffiliated securities at cost	$5,929,217	$2,558,042	$1,274,632	$317	$3,096,547	$591,855	$750,172
Investments in affiliated securities at cost	—	—	—	175,617	—	—	—
Cash denominated in foreign currencies at cost	1,493	—	—	—	—	—	—
^Securities loaned at value	207,113	—	254	—	53,577	1,133	—

See Accompanying Notes to Financial Statements.

AS OF MARCH 31, 2019

(In thousands, except per share amounts)	Ivy Municipal High Income Fund	Ivy Pzena International Value Fund[(1)]	Ivy Securian Core Bond Fund[(2)]	Ivy Small Cap Core Fund	Ivy Small Cap Growth Fund	Ivy Value Fund
ASSETS						
Investments in unaffiliated securities at value+^	$ 1,182,953	$ 288,614	$894,065	$720,764	$ 2,636,372	$1,098,521
Investments at Value	1,182,953	288,614	894,065	720,764	2,636,372	1,098,521
Cash	1	1	132	1	18	—
Restricted cash	—	—	—	—	820	—
Investment securities sold receivable	—	532	—	6,866	—	—
Dividends and interest receivable	18,786	2,126	5,342	534	528	1,294
Capital shares sold receivable	1,493	103	1,428	1,188	3,933	453
Receivable from affiliates	230	—	626	423	672	—
Swap agreements, at value	—	—	—	—	751	—
Receivable from securities lending income – net	—	2	4	7	35	4
Variation margin receivable	—	—	133	—	—	—
Prepaid and other assets	79	58	85	74	92	68
Total Assets	1,203,542	291,436	901,815	729,857	2,643,221	1,100,340
LIABILITIES						
Cash collateral on securities loaned at value	—	12,170	205	6,800	36,652	9,010
Investment securities purchased payable	2,500	—	1,403	8,743	369	—
Capital shares redeemed payable	1,711	390	1,956	885	5,097	1,706
Distributions payable	502	—	323	—	—	—
Independent Trustees and Chief Compliance Officer fees payable	174	91	74	36	350	139
Overdraft due to custodian	—	—	—	—	—	2
Distribution and service fees payable	24	2	5	8	36	9
Shareholder servicing payable	120	48	132	128	469	173
Investment management fee payable	49	18	38	50	178	62
Accounting services fee payable	22	8	20	15	23	15
Variation margin payable	—	—	384	—	—	—
Written options at value+	—	—	—	—	—	155
Other liabilities	17	43	22	20	20	28
Total Liabilities	5,119	12,770	4,562	16,685	43,194	11,299
Commitments and Contingencies (See Note 2 and Note 13)						
Total Net Assets	$ 1,198,423	$278,666	$897,253	$ 713,172	$2,600,027	$1,089,041
NET ASSETS						
Capital paid in (shares authorized – unlimited)	$ 1,247,087	$ 303,317	$894,700	$ 659,194	$ 1,890,698	$ 888,738
Accumulated earnings gain (loss)	(48,664)	(24,651)	2,553	53,978	709,329	200,303
Total Net Assets	$ 1,198,423	$278,666	$897,253	$ 713,172	$2,600,027	$1,089,041
CAPITAL SHARES OUTSTANDING:						
Class A	132,486	5,039	16,550	10,301	63,904	15,645
Class B	1,178	21	182	130	630	81
Class C	21,285	145	1,203	2,413	6,685	649
Class E	N/A	N/A	320	12	616	8
Class I	82,367	6,154	54,954	21,332	44,118	25,458
Class N	169	6,844	10,336	4,167	6,557	6,146
Class R	N/A	19	138	981	3,913	14
Class T	N/A	N/A	N/A	14	14	N/A
Class Y	1,320	112	493	919	6,444	16
NET ASSET VALUE PER SHARE:						
Class A	$5.02	$14.93	$10.66	$16.87	$17.19	$22.61
Class B	$5.02	$13.16	$10.66	$13.27	$11.70	$20.77
Class C	$5.02	$13.89	$10.66	$14.32	$13.23	$21.69
Class E	N/A	N/A	$10.66	$17.59	$17.00	$22.72
Class I	$5.02	$15.30	$10.66	$18.40	$23.43	$22.72
Class N	$5.02	$15.34	$10.66	$18.55	$23.58	$22.80
Class R	N/A	$14.90	$10.66	$16.78	$16.78	$22.56
Class T	N/A	N/A	N/A	$16.87	$17.22	N/A
Class Y	$5.02	$15.16	$10.66	$17.81	$21.90	$22.65
+COST						
Investments in unaffiliated securities at cost	$ 1,193,285	$ 312,808	$ 887,670	$645,697	$ 1,984,328	$ 923,461
Written options premiums received at cost	—	—	—	—	—	208
^Securities loaned at value	—	11,530	200	6,656	39,310	8,807

(1) Effective July 31, 2018, the Fund's name changed from Ivy Cundill Global Value Fund to Ivy Pzena International Value Fund.
(2) Effective April 30, 2018, the Fund's name changed from Ivy Advantus Bond Fund to Ivy Securian Core Bond Fund.

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED MARCH 31, 2019

(In thousands)	Ivy Core Equity Fund	Ivy Emerging Markets Equity Fund[(1)]	Ivy Global Bond Fund	Ivy Global Equity Income Fund	Ivy Global Growth Fund	Ivy Government Money Market Fund	Ivy High Income Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 69,184	$ 49,711	$ 299	$ 34,738	$ 15,153	$ —	$ 4,135
Dividends from affiliated securities	—	—	—	—	—	—	1,961
Foreign dividend withholding tax	(716)	(5,756)	—	(2,200)	(693)	—	—
Interest and amortization from unaffiliated securities	3,933	478	21,690	337	727	3,450	408,083
Interest and amortization from affiliated securities	—	—	—	—	—	—	4,289
Foreign interest withholding tax	—	—*	—	—	—	—	—
Securities lending income – net	1,028	312	31	223	37	—	427
Total Investment Income	73,429	44,745	22,020	33,098	15,224	3,450	418,895
EXPENSES							
Investment management fee	27,395	19,008	3,185	6,590	8,292	557	28,330
Distribution and service fees:							
Class A	7,651	981	583	1,084	1,197	—	5,147
Class B	95	31	16	62	13	18	513
Class C	621	775	104	294	97	146	7,518
Class E	34	1	N/A	14	—*	—	23
Class R	6	80	4	3	8	N/A	318
Class T	N/A	1	N/A	N/A	N/A	N/A	1
Class Y	139	127	4	21	17	N/A	722
Shareholder servicing:							
Class A	3,908	969	632	961	1,022	359	2,991
Class B	45	14	9	20	8	3	88
Class C	129	132	24	49	23	10	760
Class E	45	—*	N/A	28	—*	14	40
Class I	1,909	2,265	423	783	732	N/A	3,392
Class N	7	54	2	2	2	1	9
Class R	3	41	2	2	4	N/A	160
Class T	N/A	—*	N/A	N/A	N/A	N/A	—*
Class Y	88	84	2	12	12	N/A	457
Registration fees	154	244	110	122	124	99	252
Custodian fees	66	685	22	74	58	11	61
Independent Trustees and Chief Compliance Officer fees	225	89	26	43	43	5	232
Accounting services fee	274	264	147	254	259	69	278
Professional fees	69	68	42	36	38	12	258
Other	344	248	75	169	143	40	480
Total Expenses	43,207	26,161	5,412	10,623	12,092	1,344	52,030
Less:							
Expenses in excess of limit	(134)	(1,601)	(949)	(115)	(118)	(6)	(59)
Total Net Expenses	43,073	24,560	4,463	10,508	11,974	1,338	51,971
Net Investment Income	30,356	20,185	17,557	22,590	3,250	2,112	366,924
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	569,088	(147,468)	(6,530)	13,967	92,027	—*	(159,384)
Investments in affiliated securities	—	—	—	—	—	—	5,360
Forward foreign currency contracts	12,287	—	—	647	—	—	1,680
Foreign currency exchange transactions	100	(698)	(38)	(183)	77	—	(69)
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(369,140)	(203,791)	5,526	(37,124)	(66,241)	—	(54,904)
Investments in affiliated securities	—	—	—	—	—	—	(13,387)
Forward foreign currency contracts	(122)	—	—	(12)	—	—	(9)
Foreign currency exchange transactions	—	(74)	(8)	(57)	(99)	—	(6)
Net Realized and Unrealized Gain (Loss)	212,213	(352,031)	(1,050)	(22,762)	25,764	—	(220,719)
Net Increase (Decrease) in Net Assets Resulting from Operations	$242,569	$(331,846)	$ 16,507	$ (172)	$29,014	$ 2,112	$ 146,205

*Not shown due to rounding.
(1)Consolidated Statement of Operations (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

FOR THE YEAR ENDED MARCH 31, 2019

(In thousands)	Ivy International Core Equity Fund	Ivy Large Cap Growth Fund	Ivy Limited-Term Bond Fund	Ivy Managed International Opportunities Fund	Ivy Mid Cap Growth Fund	Ivy Mid Cap Income Opportunities Fund	Ivy Municipal Bond Fund
INVESTMENT INCOME							
Dividends from unaffiliated securities	$ 219,195	$ 38,590	$ —	$ —	$ 28,686	$12,006	$ 241
Dividends from affiliated securities	—	—	—	3,510	—	—	—
Foreign dividend withholding tax	(20,207)	(100)	—	—	—	—	—
Interest and amortization from unaffiliated securities	4,343	954	36,237	9	1,614	303	34,893
Foreign interest withholding tax	(22)	—	—	—	—	—	—
Securities lending income – net	2,335	50	4	—	446	218	—
Total Investment Income	205,644	39,494	36,241	3,519	30,746	12,527	35,134
EXPENSES							
Investment management fee	49,526	24,640	5,911	100	35,646	3,700	4,286
Distribution and service fees:							
Class A	1,516	4,770	984	184	4,052	280	1,232
Class B	53	100	43	5	180	N/A	15
Class C	2,023	833	478	27	2,084	127	215
Class E	20	45	11	1	28	7	N/A
Class R	553	102	3	4	290	15	N/A
Class T	—*	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	1,037	95	24	1	677	21	1
Shareholder servicing:							
Class A	1,355	2,622	590	65	2,761	218	380
Class B	18	32	11	2	49	N/A	2
Class C	252	130	66	4	274	24	28
Class E	37	51	12	—*	44	—*	N/A
Class I	5,887	2,836	1,139	25	3,265	412	501
Class N	171	12	14	—*	53	7	—*
Class R	277	51	2	—*	146	8	N/A
Class T	—*	N/A	N/A	N/A	N/A	N/A	N/A
Class Y	648	59	15	—*	415	13	1
Registration fees	264	168	144	118	196	113	98
Custodian fees	771	51	19	7	48	14	15
Independent Trustees and Chief Compliance Officer fees	269	165	47	7	189	17	43
Accounting services fee	279	277	274	50	275	136	220
Professional fees	114	63	32	15	67	19	30
Insurance fees	184	98	34	7	111	8	19
Other	398	364	77	32	302	40	46
Total Expenses	65,652	37,564	9,930	654	51,152	5,179	7,132
Less:							
Expenses in excess of limit	(3,944)	(1,515)	(4)	(52)	(3,416)	(135)	(412)
Total Net Expenses	61,708	36,049	9,926	602	47,736	5,044	6,720
Net Investment Income (Loss)	143,936	3,445	26,315	2,917	(16,990)	7,483	28,414
REALIZED AND UNREALIZED GAIN (LOSS)							
Net realized gain (loss) on:							
Investments in unaffiliated securities	83,242	476,311	(10,954)	—	206,365	6,955	4,768
Investments in affiliated securities	—	—	—	6,520	—	—	—
Distributions of realized capital gains from affiliated securities	—	—	—	11,581	—	—	—
Futures contracts	—	—	—	—	—	—	(730)
Written options	—	—	—	—	756	—	—
Swap agreements	(3,475)	—	—	—	—	—	—
Forward foreign currency contracts	1,042	—	—	—	—	—	—
Foreign currency exchange transactions	(10,589)	—	—	—	9	—	—
Net change in unrealized appreciation (depreciation) on:							
Investments in unaffiliated securities	(811,609)	43,144	24,184	—*	461,516	13,436	(4,935)
Investments in affiliated securities	—	—	—	(36,411)	—	—	—
Futures contracts	—	—	—	—	—	—	185
Forward foreign currency contracts	(20,812)	—	—	—	—	—	—
Foreign currency exchange transactions	(865)	—	—	—	—	—	—
Net Realized and Unrealized Gain (Loss)	(763,066)	519,455	13,230	(18,310)	668,646	20,391	(712)
Net Increase (Decrease) in Net Assets Resulting from Operations	$ (619,130)	$522,900	$39,545	$(15,393)	$ 651,656	$27,874	$27,702

*Not shown due to rounding.

See Accompanying Notes to Financial Statements.

STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2019

(In thousands)	Ivy Municipal High Income Fund	Ivy Pzena International Value Fund[(1)]	Ivy Securian Core Bond Fund[(2)]	Ivy Small Cap Core Fund	Ivy Small Cap Growth Fund	Ivy Value Fund
INVESTMENT INCOME						
Dividends from unaffiliated securities	$ 89	$ 6,638	$ 235	$ 5,648	$ 7,806	$ 26,716
Foreign dividend withholding tax	—	(465)	—	(28)	—	(135)
Interest and amortization from unaffiliated securities	66,202	101	36,124	760	3,255	797
Interest and amortization from affiliated securities	126	—	—	—	—	—
Securities lending income – net	—	35	16	30	446	7
Total Investment Income	66,417	6,309	36,375	6,410	11,507	27,385
EXPENSES						
Investment management fee	6,373	2,457	4,703	5,992	20,185	8,041
Distribution and service fees:						
Class A	1,714	215	448	465	2,675	939
Class B	73	4	25	24	86	21
Class C	1,228	25	135	365	982	169
Class E	N/A	N/A	9	—*	26	1
Class R	N/A	2	7	73	316	2
Class T	N/A	N/A	N/A	1	1	N/A
Class Y	20	5	12	48	375	2
Shareholder servicing:						
Class A	483	303	406	460	2,134	799
Class B	4	5	7	8	40	11
Class C	99	4	22	62	180	34
Class E	N/A	N/A	16	—*	42	—*
Class I	717	163	909	644	1,481	1,006
Class N	—*	7	18	14	18	16
Class R	N/A	1	4	36	159	1
Class T	N/A	N/A	N/A	—*	—*	N/A
Class Y	13	3	7	32	235	1
Registration fees	106	101	161	157	169	128
Custodian fees	19	31	16	22	21	22
Independent Trustees and Chief Compliance Officer fees	61	2	33	26	95	54
Accounting services fee	269	92	234	191	268	265
Professional fees	47	42	41	28	50	35
Other	113	57	86	77	344	128
Total Expenses	11,339	3,519	7,299	8,725	29,882	11,675
Less:						
Expenses in excess of limit	(391)	(486)	(1,257)	(592)	(898)	—
Total Net Expenses	10,948	3,033	6,042	8,133	28,984	11,675
Net Investment Income (Loss)	55,469	3,276	30,333	(1,723)	(17,477)	15,710
REALIZED AND UNREALIZED GAIN (LOSS)						
Net realized gain (loss) on:						
Investments in unaffiliated securities	12,216	30,796	(3,582)	23,963	269,247	83,224
Investments in affiliated securities	1,692	—	—	—	—	—
Futures contracts	—	—	2,864	(27)	—	—
Written options	—	—	—	—	(745)	1,377
Swap agreements	—	—	—	—	(8,291)	—
Foreign currency exchange transactions	—	(56)	—	—	—	—
Net change in unrealized appreciation (depreciation) on:						
Investments in unaffiliated securities	(22,350)	(54,519)	7,377	11,213	(78,925)	(53,778)
Investments in affiliated securities	(1,099)	—	—	—	—	—
Futures contracts	—	—	854	—	—	—
Written options	—	—	—	—	—	53
Swap agreements	—	—	—	—	6,841	—
Foreign currency exchange transactions	—	(40)	—	—	—	—
Net Realized and Unrealized Gain (Loss)	(9,541)	(23,819)	7,513	35,149	188,127	30,876
Net Increase (Decrease) in Net Assets Resulting from Operations	$ 45,928	$(20,543)	$ 37,846	$ 33,426	$170,650	$ 46,586

*Not shown due to rounding.
(1)Effective July 31, 2018, the Fund's name changed from Ivy Cundill Global Value Fund to Ivy Pzena International Value Fund.
(2)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Bond Fund to Ivy Securian Core Bond Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Core Equity Fund Year ended 3-31-19	Ivy Core Equity Fund Year ended 3-31-18	Ivy Emerging Markets Equity Fund(1) Year ended 3-31-19	Ivy Emerging Markets Equity Fund(1) Year ended 3-31-18	Ivy Global Bond Fund Year ended 3-31-19	Ivy Global Bond Fund Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 30,356	$ 10,345	$ 20,185	$ 5,708	$ 17,557	$ 11,896
Net realized gain (loss) on investments	581,475	226,758	(148,166)	1,835	(6,568)	3,305
Net change in unrealized appreciation (depreciation)	(369,262)	142,458	(203,865)	371,985	5,518	(13,205)
Net Increase (Decrease) in Net Assets Resulting from Operations	242,569	379,561	(331,846)	379,528	16,507	1,996
Distributions to Shareholders From:						
Net investment income:						
Class A		(4,143)		(17)		(3,416)
Class B		—		—		(33)
Class C		—		—		(230)
Class E		(25)		—*		N/A
Class I		(2,790)		(3,703)		(4,349)
Class N		(517)		(752)		(293)
Class R		—		—		(12)
Class T		N/A		—*		N/A
Class Y		(215)		(32)		(63)
Net realized gains:						
Class A		(56,244)		—		—
Class B		(551)		—		—
Class C		(8,219)		—		—
Class E		(794)		—		N/A
Class I		(29,845)		—		—
Class N		(5,930)		—		—
Class R		(164)		—		—
Class T		N/A		—		N/A
Class Y		(3,144)		—		—
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(388,586)		(2,118)		(7,065)	
Class B	(1,235)		(2)		(38)	
Class C	(8,048)		(185)		(236)	
Class E	(1,780)		(2)		N/A	
Class I	(134,998)		(12,282)		(8,253)	
Class N	(6,166)		(3,149)		(431)	
Class R	(167)		(68)		(19)	
Class T	N/A		(2)		N/A	
Class Y	(7,124)		(292)		(44)	
Total Distributions to Shareholders	(548,104)	(112,581)	(18,100)	(4,504)	(16,086)	(8,396)
Capital Share Transactions	(130,024)	3,348,066	(418,950)	1,532,717	(70,917)	409,736
Net Increase (Decrease) in Net Assets	(435,559)	3,615,046	(768,896)	1,907,741	(70,496)	403,336
Net Assets, Beginning of Period	4,583,324	968,278	2,756,265	848,524	564,325	160,989
Net Assets, End of Period	$ 4,147,765	$4,583,324	$ 1,987,369	$2,756,265	$493,829	$564,325
Undistributed net investment income		$ 1,717		$ 1,475		$ 2,548

**Not shown due to rounding.*

(1)Consolidated Statements of Changes in Net Assets (See Note 5 in Notes to Financial Statements).

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Global Equity Income Fund		Ivy Global Growth Fund		Ivy Government Money Market Fund	
	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 22,590	$ 10,128	$ 3,250	$ 2,315	$ 2,112	$ 813
Net realized gain on investments	14,431	111,503	92,104	40,238	—*	2
Net change in unrealized appreciation (depreciation)	(37,193)	(100,458)	(66,340)	5,651	—	—
Net Increase (Decrease) in Net Assets Resulting from Operations	(172)	21,173	29,014	48,204	2,112	815
Distributions to Shareholders From:						
Net investment income:						
Class A		(1,590)		(153)		(742)
Class B		(33)		—		—*
Class C		(218)		—		(4)
Class E		(2)		—*		(29)
Class I		(6,211)		(844)		N/A
Class N		(56)		(97)		(38)
Class R		(7)		—		N/A
Class Y		(108)		(18)		N/A
Net realized gains:						
Class A		—		(8,306)		(2)
Class B		—		(119)		—*
Class C		—		(1,912)		(1)
Class E		—		(10)		—*
Class I		—		(17,316)		N/A
Class N		—		(1,492)		—*
Class R		—		(133)		N/A
Class Y		—		(716)		N/A
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(58,388)		(48,926)		(1,785)	
Class B	(734)		(123)		(7)	
Class C	(3,376)		(1,078)		(89)	
Class E	(790)		(17)		(98)	
Class I	(60,390)		(45,608)		N/A	
Class N	(2,977)		(1,919)		(134)	
Class R	(101)		(149)		N/A	
Class Y	(1,148)		(627)		N/A	
Total Distributions to Shareholders	(127,904)	(8,225)	(98,447)	(31,116)	(2,113)	(816)
Capital Share Transactions	(133,600)	732,511	21,541	544,069	(16,082)	(50,149)
Net Increase (Decrease) in Net Assets	(261,676)	745,459	(47,892)	561,157	(16,083)	(50,150)
Net Assets, Beginning of Period	1,084,511	339,052	995,824	434,667	173,886	224,036
Net Assets, End of Period	$ 822,835	$1,084,511	$947,932	$995,824	157,803	$ 173,886
Undistributed net investment income		$ 2,365		$ 123		$ 1

Not shown due to rounding.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy High Income Fund Year ended 3-31-19	Ivy High Income Fund Year ended 3-31-18	Ivy International Core Equity Fund Year ended 3-31-19	Ivy International Core Equity Fund Year ended 3-31-18	Ivy Large Cap Growth Fund Year ended 3-31-19	Ivy Large Cap Growth Fund Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 366,924	$ 304,296	$ 143,936	$ 96,695	$ 3,445	$ 942
Net realized gain (loss) on investments	(152,413)	(118,597)	70,220	275,571	476,311	164,446
Net change in unrealized appreciation (depreciation)	(68,306)	46,651	(833,286)	338,658	43,144	159,457
Net Increase (Decrease) in Net Assets Resulting from Operations	146,205	232,350	(619,130)	710,924	522,900	324,845
Distributions to Shareholders From:						
Net investment income:						
Class A		(90,014)		(6,784)		—
Class B		(4,289)		(36)		—
Class C		(55,288)		(1,431)		—
Class E		(640)		(75)		—
Class I		(124,128)		(52,898)		(1,732)
Class N		(3,473)		(19,584)		(478)
Class R		(4,436)		(859)		—
Class T		(13)		(3)		N/A
Class Y		(24,840)		(5,586)		—
Net realized gains:						
Class A		—		—		(23,286)
Class B		—		—		(479)
Class C		—		—		(5,007)
Class E		—		—		(674)
Class I		—		—		(42,253)
Class N		—		—		(5,064)
Class R		—		—		(983)
Class T		—		—		N/A
Class Y		—		—		(1,489)
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(140,529)		(45,275)		(205,272)	
Class B	(3,098)		(401)		(1,355)	
Class C	(45,900)		(16,110)		(10,673)	
Class E	(615)		(608)		(2,101)	
Class I	(147,649)		(297,839)		(180,094)	
Class N	(5,381)		(123,699)		(11,502)	
Class R	(4,112)		(8,350)		(2,462)	
Class T	(19)		(20)		N/A	
Class Y	(19,658)		(31,726)		(4,160)	
Total Distributions to Shareholders	(366,961)	(307,121)	(524,028)	(87,256)	(417,619)	(81,445)
Capital Share Transactions	(392,244)	1,233,617	(316,659)	1,722,980	629,065	1,760,442
Net Increase (Decrease) in Net Assets	(613,000)	1,158,846	(1,459,817)	2,346,648	734,346	2,003,842
Net Assets, Beginning of Period	5,705,022	4,546,176	7,269,238	4,922,590	3,628,597	1,624,755
Net Assets, End of Period	$5,092,022	$5,705,022	$5,809,421	$7,269,238	$4,362,943	$3,628,597
Undistributed (distributions in excess of) net investment income		$ 106		$ 24,830		$ (592)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Limited-Term Bond Fund Year ended 3-31-19	Year ended 3-31-18	Ivy Managed International Opportunities Fund Year ended 3-31-19	Year ended 3-31-18	Ivy Mid Cap Growth Fund Year ended 3-31-19	Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 26,315	$ 26,091	$ 2,917	$ 2,877	$ (16,990)	$ (9,696)
Net realized gain (loss) on investments	(10,954)	(1,856)	18,101	9,953	207,130	302,710
Net change in unrealized appreciation (depreciation)	24,184	(15,906)	(36,411)	14,945	461,516	204,441
Net Increase (Decrease) in Net Assets Resulting from Operations	39,545	8,329	(15,393)	27,775	651,656	497,455
Distributions to Shareholders From:						
Net investment income:						
Class A		(8,375)		(967)		—
Class B		(62)		(6)		—
Class C		(696)		(34)		—
Class E		(80)		(7)		—
Class I		(15,601)		(1,844)		—
Class N		(1,797)		(4)		—
Class R		(11)		(10)		—
Class Y		(236)		(9)		—
Net realized gains:						
Class A		—		(962)		(32,830)
Class B		—		(11)		(1,561)
Class C		—		(59)		(17,948)
Class E		—		(6)		(753)
Class I		—		(1,544)		(87,126)
Class N		—		(4)		(8,969)
Class R		—		(11)		(3,805)
Class Y		—		(8)		(18,752)
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(7,781)		(4,698)		(133,105)	
Class B	(48)		(26)		(1,821)	
Class C	(592)		(156)		(20,138)	
Class E	(86)		(35)		(967)	
Class I	(15,335)		(7,622)		(154,984)	
Class N	(3,275)		(21)		(23,643)	
Class R	(10)		(45)		(5,230)	
Class Y	(190)		(40)		(23,041)	
Total Distributions to Shareholders	(27,317)	(26,858)	(12,643)	(5,486)	(362,929)	(171,744)
Capital Share Transactions	(27,350)	(292,137)	(24,785)	21,585	357,144	1,601,186
Net Increase (Decrease) in Net Assets	(15,122)	(310,666)	(52,821)	43,874	645,871	1,926,897
Net Assets, Beginning of Period	1,303,457	1,614,123	232,631	188,757	4,147,232	2,220,335
Net Assets, End of Period	$1,288,335	$1,303,457	$ 179,810	$232,631	$4,793,103	$ 4,147,232
Distributions in excess of net investment income		$ —		$ (86)		$ (13,236)

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Mid Cap Income Opportunities Fund		Ivy Municipal Bond Fund		Ivy Municipal High Income Fund	
	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income	$ 7,483	$ 5,105	$ 28,414	$ 17,954	$ 55,469	$ 38,709
Net realized gain (loss) on investments	6,955	12,760	4,038	1,888	13,908	(32,938)
Net change in unrealized appreciation (depreciation)	13,436	15,428	(4,750)	(19,781)	(23,449)	28,181
Net Increase in Net Assets Resulting from Operations	27,874	33,293	27,702	61	45,928	33,952
Distributions to Shareholders From:						
Net investment income:						
Class A		(1,377)		(9,852)		(10,205)
Class B		N/A		(45)		(324)
Class C		(78)		(569)		(5,259)
Class E		(41)		N/A		N/A
Class I		(2,692)		(6,415)		(22,192)
Class N		(795)		(10)		(11)
Class R		(27)		N/A		N/A
Class Y		(89)		(18)		(552)
Net realized gains:						
Class A		—		—		(156)
Class B		N/A		—		(8)
Class C		—		—		(126)
Class E		—		N/A		N/A
Class I		—		—		(419)
Class N		—		—		—*
Class R		—		N/A		N/A
Class Y		—		—		(12)
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(4,093)		(16,645)		(29,836)	
Class B	N/A		(42)		(266)	
Class C	(362)		(568)		(4,478)	
Class E	(108)		N/A		N/A	
Class I	(10,097)		(11,890)		(20,736)	
Class N	(2,093)		(21)		(31)	
Class R	(104)		N/A		N/A	
Class Y	(318)		(19)		(358)	
Total Distributions to Shareholders	(17,175)	(5,099)	(29,185)	(16,909)	(55,705)	(39,264)
Capital Share Transactions	312,281	(14,728)	(62,167)	702,053	(206,056)	359,671
Net Increase (Decrease) in Net Assets	322,980	13,466	(63,650)	685,205	(215,833)	354,359
Net Assets, Beginning of Period	340,457	326,991	877,087	191,882	1,414,256	1,059,897
Net Assets, End of Period	$663,437	$340,457	$813,437	$ 877,087	$1,198,423	$1,414,256
Undistributed net investment income		$ 623		$ 1,076		$ 3,203

*Not shown due to rounding.

(In thousands)	Ivy Pzena International Value Fund[1]		Ivy Securian Core Bond Fund[2]		Ivy Small Cap Core Fund	
	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS						
Operations:						
Net investment income (loss)	$ 3,276	$ 1,250	$ 30,333	$ 26,415	$ (1,723)	$ (918)
Net realized gain (loss) on investments	30,740	17,200	(718)	3,175	23,936	49,732
Net change in unrealized appreciation (depreciation)	(54,559)	(5,435)	8,231	(9,720)	11,213	(13,562)
Net Increase (Decrease) in Net Assets Resulting from Operations	(20,543)	13,015	37,846	19,870	33,426	35,252
Distributions to Shareholders From:						
Net investment income:						
Class A	(785)		(5,488)		—	
Class B	—		(72)		—	
Class C	(28)		(431)		—	
Class E	N/A		(112)		—	
Class I	(1,035)		(15,714)		—	
Class N	(2)		(5,249)		—	
Class R	(3)		(213)		—	
Class T	N/A		N/A		—	
Class Y	(22)		(132)		—	
Net realized gains:						
Class A	—		—		(4,280)	
Class B	—		—		(75)	
Class C	—		—		(833)	
Class E	N/A		—		(4)	
Class I	—		—		(7,147)	
Class N	—		—		(859)	
Class R	—		—		(224)	
Class T	N/A		N/A		(6)	
Class Y	—		—		(383)	
Accumulated earnings:						
(combined net investment income and net realized gains)						
Class A	(9,253)		(5,447)		(21,862)	
Class B	(40)		(56)		(298)	
Class C	(266)		(317)		(4,809)	
Class E	N/A		(107)		(25)	
Class I	(11,299)		(19,610)		(47,361)	
Class N	(12,147)		(5,424)		(8,664)	
Class R	(37)		(39)		(1,947)	
Class T	N/A		N/A		(34)	
Class Y	(202)		(150)		(2,040)	
Total Distributions to Shareholders	(33,244)	(1,875)	(31,150)	(27,411)	(87,040)	(13,811)
Capital Share Transactions	153,086	(44,485)	(59,801)	244,297	139,893	77,817
Net Increase (Decrease) in Net Assets	99,299	(33,345)	(53,105)	236,756	86,279	99,258
Net Assets, Beginning of Period	179,367	212,712	950,358	713,602	626,893	527,635
Net Assets, End of Period	$278,666	$179,367	$897,253	$950,358	$ 713,172	$626,893
Undistributed (distributions in excess of) net investment income		$ 247		$ —		$ (36)

(1)Effective July 31, 2018, the Fund's name changed from Ivy Cundill Global Value Fund to Ivy Pzena International Value Fund.
(2)Effective April 30, 2018, the Fund's name changed from Ivy Advantus Bond Fund to Ivy Securian Core Bond Fund.

See Accompanying Notes to Financial Statements.

(In thousands)	Ivy Small Cap Growth Fund		Ivy Value Fund	
	Year ended 3-31-19	Year ended 3-31-18	Year ended 3-31-19	Year ended 3-31-18
INCREASE (DECREASE) IN NET ASSETS				
Operations:				
Net investment income (loss)	$ (17,477)	$ (9,589)	$ 15,710	$ 7,826
Net realized gain on investments	260,211	139,874	84,601	19,077
Net change in unrealized appreciation (depreciation)	(72,084)	76,614	(53,725)	24,218
Net Increase in Net Assets Resulting from Operations	170,650	206,899	46,586	51,121
Distributions to Shareholders From:				
Net investment income:				
Class A		—		(2,657)
Class B		—		(15)
Class C		—		(142)
Class E		—		(2)
Class I		—		(4,909)
Class N		—		(2,259)
Class R		—		(3)
Class T		—		N/A
Class Y		—		(6)
Net realized gains:				
Class A		(26,501)		(7,777)
Class B		(1,005)		(68)
Class C		(22,491)		(513)
Class E		(936)		(4)
Class I		(32,945)		(11,599)
Class N		(8,721)		(3,387)
Class R		(5,569)		(8)
Class T		(28)		N/A
Class Y		(11,220)		(12)
Accumulated earnings:				
(combined net investment income and net realized gains)				
Class A	(144,998)		(21,845)	
Class B	(1,507)		(110)	
Class C	(15,638)		(931)	
Class E	(1,450)		(12)	
Class I	(95,402)		(37,618)	
Class N	(15,409)		(9,472)	
Class R	(8,958)		(20)	
Class T	(38)		N/A	
Class Y	(16,736)		(36)	
Total Distributions to Shareholders	(300,136)	(109,416)	(70,044)	(33,361)
Capital Share Transactions	559,762	1,079,498	(56,042)	828,672
Net Increase (Decrease) in Net Assets	430,276	1,176,981	(79,500)	846,432
Net Assets, Beginning of Period	2,169,751	992,770	1,168,541	322,109
Net Assets, End of Period	$2,600,027	$ 2,169,751	$1,089,041	$1,168,541
Undistributed net investment income		$ 5,717		$ 3,241

See Accompanying Notes to Financial Statements.

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FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$14.78	$ 0.09	$ 0.60	$ 0.69	$(0.09)	$ (1.91)	$(2.00)
Year ended 3-31-2018	13.55	0.05	2.11	2.16	(0.03)	(0.90)	(0.93)
Year ended 3-31-2017	12.73	0.03	1.28	1.31	(0.05)	(0.44)	(0.49)
Year ended 3-31-2016	14.29	0.02	(0.60)	(0.58)	—*	(0.98)	(0.98)
Year ended 3-31-2015	14.04	0.02	1.33	1.35	—	(1.10)	(1.10)
Class B Shares[4]							
Year ended 3-31-2019	12.21	(0.06)	0.48	0.42	—	(1.82)	(1.82)
Year ended 3-31-2018	11.42	(0.09)	1.77	1.68	—	(0.89)	(0.89)
Year ended 3-31-2017	10.85	(0.09)	1.10	1.01	—	(0.44)	(0.44)
Year ended 3-31-2016	12.36	(0.09)	(0.52)	(0.61)	—	(0.90)	(0.90)
Year ended 3-31-2015	12.32	(0.10)	1.16	1.06	—	(1.02)	(1.02)
Class C Shares							
Year ended 3-31-2019	12.69	(0.03)	0.51	0.48	—	(1.86)	(1.86)
Year ended 3-31-2018	11.81	(0.06)	1.83	1.77	—	(0.89)	(0.89)
Year ended 3-31-2017	11.19	(0.07)	1.13	1.06	—	(0.44)	(0.44)
Year ended 3-31-2016	12.71	(0.07)	(0.54)	(0.61)	—	(0.91)	(0.91)
Year ended 3-31-2015	12.63	(0.08)	1.19	1.11	—	(1.03)	(1.03)
Class E Shares							
Year ended 3-31-2019	14.71	0.08	0.59	0.67	(0.07)	(1.91)	(1.98)
Year ended 3-31-2018	13.50	0.04	2.10	2.14	(0.03)	(0.90)	(0.93)
Year ended 3-31-2017	12.67	0.03	1.28	1.31	(0.04)	(0.44)	(0.48)
Year ended 3-31-2016	14.23	0.00*	(0.60)	(0.60)	—	(0.96)	(0.96)
Year ended 3-31-2015	14.00	(0.01)	1.32	1.31	—	(1.08)	(1.08)
Class I Shares							
Year ended 3-31-2019	16.48	0.14	0.69	0.83	(0.13)	(1.91)	(2.04)
Year ended 3-31-2018	15.01	0.09	2.35	2.44	(0.07)	(0.90)	(0.97)
Year ended 3-31-2017	14.05	0.08	1.41	1.49	(0.09)	(0.44)	(0.53)
Year ended 3-31-2016	15.67	0.07	(0.66)	(0.59)	(0.02)	(1.01)	(1.03)
Year ended 3-31-2015	15.29	0.07	1.45	1.52	(0.03)	(1.11)	(1.14)
Class N Shares							
Year ended 3-31-2019	16.51	0.16	0.69	0.85	(0.15)	(1.91)	(2.06)
Year ended 3-31-2018	15.03	0.10	2.36	2.46	(0.08)	(0.90)	(0.98)
Year ended 3-31-2017	14.07	0.08	1.43	1.51	(0.11)	(0.44)	(0.55)
Year ended 3-31-2016	15.69	0.09	(0.67)	(0.58)	(0.02)	(1.02)	(1.04)
Year ended 3-31-2015[5]	15.69	0.06	1.06	1.12	(0.01)	(1.11)	(1.12)
Class R Shares							
Year ended 3-31-2019	14.67	0.03	0.60	0.63	(0.03)	(1.91)	(1.94)
Year ended 3-31-2018	13.47	(0.01)	2.11	2.10	—	(0.90)	(0.90)
Year ended 3-31-2017	12.67	(0.02)	1.27	1.25	(0.01)	(0.44)	(0.45)
Year ended 3-31-2016	14.23	(0.02)	(0.60)	(0.62)	—	(0.94)	(0.94)
Year ended 3-31-2015	14.01	(0.03)	1.31	1.28	—	(1.06)	(1.06)
Class Y Shares							
Year ended 3-31-2019	16.02	0.13	0.67	0.80	(0.13)	(1.91)	(2.04)
Year ended 3-31-2018	14.61	0.09	2.28	2.37	(0.06)	(0.90)	(0.96)
Year ended 3-31-2017	13.69	0.07	1.38	1.45	(0.09)	(0.44)	(0.53)
Year ended 3-31-2016	15.29	0.07	(0.64)	(0.57)	(0.02)	(1.01)	(1.03)
Year ended 3-31-2015	14.94	0.07	1.42	1.49	(0.03)	(1.11)	(1.14)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$13.47	5.56%	$2,895	1.02%	0.64%	—%	—%	97%
Year ended 3-31-2018	14.78	16.31	3,149	1.04	0.33	1.04	0.33	51
Year ended 3-31-2017	13.55	10.42	269	1.15	0.20	1.21	0.14	90
Year ended 3-31-2016	12.73	-4.22	546	1.15	0.15	1.18	0.12	62
Year ended 3-31-2015	14.29	9.86	611	1.15	0.13	1.17	0.11	65
Class B Shares[4]								
Year ended 3-31-2019	10.81	4.49	8	2.11	-0.47	—	—	97
Year ended 3-31-2018	12.21	15.11	11	2.11	-0.71	—	—	51
Year ended 3-31-2017	11.42	9.39	8	2.13	-0.79	—	—	90
Year ended 3-31-2016	10.85	-5.18	9	2.09	-0.79	—	—	62
Year ended 3-31-2015	12.36	8.80	11	2.08	-0.79	—	—	65
Class C Shares								
Year ended 3-31-2019	11.31	4.74	52	1.85	-0.20	—	—	97
Year ended 3-31-2018	12.69	15.39	70	1.89	-0.50	—	—	51
Year ended 3-31-2017	11.81	9.60	116	1.92	-0.57	—	—	90
Year ended 3-31-2016	11.19	-5.00	129	1.91	-0.61	—	—	62
Year ended 3-31-2015	12.71	9.04	160	1.90	-0.62	—	—	65
Class E Shares								
Year ended 3-31-2019	13.40	5.54	13	1.10	0.56	1.22	0.44	97
Year ended 3-31-2018	14.71	16.22	14	1.13	0.25	1.31	0.07	51
Year ended 3-31-2017	13.50	10.49	12	1.16	0.19	1.42	-0.07	90
Year ended 3-31-2016	12.67	-4.39	10	1.29	0.02	1.43	-0.12	62
Year ended 3-31-2015	14.23	9.60	10	1.35	-0.06	1.43	-0.14	65
Class I Shares								
Year ended 3-31-2019	15.27	5.84	1,089	0.81	0.85	—	—	97
Year ended 3-31-2018	16.48	16.60	1,216	0.82	0.56	0.84	0.54	51
Year ended 3-31-2017	15.01	10.76	384	0.84	0.52	0.91	0.45	90
Year ended 3-31-2016	14.05	-3.93	172	0.84	0.46	0.90	0.40	62
Year ended 3-31-2015	15.67	10.14	234	0.84	0.45	0.90	0.39	65
Class N Shares								
Year ended 3-31-2019	15.30	6.01	45	0.65	0.97	—	—	97
Year ended 3-31-2018	16.51	16.74	71	0.73	0.64	—	—	51
Year ended 3-31-2017	15.03	10.84	112	0.76	0.58	—	—	90
Year ended 3-31-2016	14.07	-3.84	149	0.75	0.63	—	—	62
Year ended 3-31-2015[5]	15.69	7.39	4	0.75[6]	0.60[6]	—	—	65[7]
Class R Shares								
Year ended 3-31-2019	13.36	5.16	1	1.40	0.22	—	—	97
Year ended 3-31-2018	14.67	15.91	2	1.46	-0.08	—	—	51
Year ended 3-31-2017	13.47	10.01	3	1.51	-0.15	—	—	90
Year ended 3-31-2016	12.67	-4.53	2	1.50	-0.18	—	—	62
Year ended 3-31-2015	14.23	9.40	2	1.50	-0.22	—	—	65
Class Y Shares								
Year ended 3-31-2019	14.78	5.81	45	0.84	0.80	1.05	0.59	97
Year ended 3-31-2018	16.02	16.61	50	0.84	0.55	1.10	0.29	51
Year ended 3-31-2017	14.61	10.75	64	0.84	0.49	1.15	0.18	90
Year ended 3-31-2016	13.69	-3.91	113	0.84	0.46	1.15	0.15	62
Year ended 3-31-2015	15.29	10.18	105	0.84	0.45	1.15	0.14	65

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY EMERGING MARKETS EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 21.60	$ 0.12	$(2.46)	$(2.34)	$ (0.11)	$—	$ (0.11)
Year ended 3-31-2018	16.95	0.01	4.64	4.65	—*	—	—*
Year ended 3-31-2017	13.59	(0.02)	3.38	3.36	—	—	—
Year ended 3-31-2016	16.04	0.00*	(2.33)	(2.33)	(0.12)	—	(0.12)
Year ended 3-31-2015	15.04	0.04	1.08	1.12	(0.12)	—	(0.12)
Class B Shares[4]							
Year ended 3-31-2019	17.68	(0.04)	(2.02)	(2.06)	(0.01)	—	(0.01)
Year ended 3-31-2018	14.01	(0.14)	3.81	3.67	—	—	—
Year ended 3-31-2017	11.34	(0.14)	2.81	2.67	—	—	—
Year ended 3-31-2016	13.48	(0.12)	(1.95)	(2.07)	(0.07)	—	(0.07)
Year ended 3-31-2015	12.66	(0.10)	0.92	0.82	—	—	—
Class C Shares							
Year ended 3-31-2019	18.54	(0.01)	(2.10)	(2.11)	(0.04)	—	(0.04)
Year ended 3-31-2018	14.65	(0.12)	4.01	3.89	—	—	—
Year ended 3-31-2017	11.84	(0.12)	2.93	2.81	—	—	—
Year ended 3-31-2016	14.05	(0.11)	(2.03)	(2.14)	(0.07)	—	(0.07)
Year ended 3-31-2015	13.20	(0.09)	0.95	0.86	(0.01)	—	(0.01)
Class E Shares[5]							
Year ended 3-31-2019	21.94	0.15	(2.48)	(2.33)	(0.15)	—	(0.15)
Year ended 3-31-2018	17.20	0.07	4.70	4.77	(0.03)	—	(0.03)
Year ended 3-31-2017	13.76	0.01	3.43	3.44	—	—	—
Year ended 3-31-2016	16.23	0.03	(2.37)	(2.34)	(0.13)	—	(0.13)
Year ended 3-31-2015	15.23	0.05	1.10	1.15	(0.15)	—	(0.15)
Class I Shares							
Year ended 3-31-2019	22.30	0.21	(2.55)	(2.34)	(0.19)	—	(0.19)
Year ended 3-31-2018	17.47	0.09	4.80	4.89	(0.06)	—	(0.06)
Year ended 3-31-2017	13.96	0.03	3.48	3.51	—	—	—
Year ended 3-31-2016	16.45	0.05	(2.40)	(2.35)	(0.14)	—	(0.14)
Year ended 3-31-2015	15.43	0.08	1.11	1.19	(0.17)	—	(0.17)
Class N Shares							
Year ended 3-31-2019	22.42	0.20	(2.54)	(2.34)	(0.20)	—	(0.20)
Year ended 3-31-2018	17.56	0.12	4.80	4.92	(0.06)	—	(0.06)
Year ended 3-31-2017	14.01	0.06	3.49	3.55	—	—	—
Year ended 3-31-2016	16.50	0.06	(2.41)	(2.35)	(0.14)	—	(0.14)
Year ended 3-31-2015[6]	16.41	(0.03)	0.26	0.23	(0.14)	—	(0.14)
Class R Shares							
Year ended 3-31-2019	21.40	0.06	(2.43)	(2.37)	(0.08)	—	(0.08)
Year ended 3-31-2018	16.83	(0.04)	4.61	4.57	—	—	—
Year ended 3-31-2017	13.53	(0.07)	3.37	3.30	—	—	—
Year ended 3-31-2016	16.01	(0.05)	(2.32)	(2.37)	(0.11)	—	(0.11)
Year ended 3-31-2015	15.02	(0.02)	1.09	1.07	(0.08)	—	(0.08)
Class T Shares							
Year ended 3-31-2019	21.63	0.15	(2.45)	(2.30)	(0.16)	—	(0.16)
Year ended 3-31-2018[9]	17.95	0.01	3.68	3.69	(0.01)	—	(0.01)
Class Y Shares							
Year ended 3-31-2019	22.02	0.13	(2.50)	(2.37)	(0.12)	—	(0.12)
Year ended 3-31-2018	17.27	0.02	4.74	4.76	(0.01)	—	(0.01)
Year ended 3-31-2017	13.84	(0.02)	3.45	3.43	—	—	—
Year ended 3-31-2016	16.33	0.05	(2.42)	(2.37)	(0.12)	—	(0.12)
Year ended 3-31-2015	15.33	0.03	1.10	1.13	(0.13)	—	(0.13)

*   Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class share is closed to investment.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$ 19.15	-10.75%	$ 344	1.44%	0.62%	—%	—%	59%
Year ended 3-31-2018	21.60	27.44	569	1.44	0.07	—	—	38
Year ended 3-31-2017	16.95	24.72	293	1.55	-0.14	1.68	-0.27	59
Year ended 3-31-2016	13.59	-14.49	360	1.50	0.02	1.67	-0.15	98
Year ended 3-31-2015	16.04	7.48	436	1.50	0.23	1.67	0.06	103
Class B Shares[4]								
Year ended 3-31-2019	15.61	-11.61	2	2.39	-0.29	—	—	59
Year ended 3-31-2018	17.68	26.27	5	2.40	-0.83	—	—	38
Year ended 3-31-2017	14.01	23.54	4	2.50	-1.10	2.78	-1.38	59
Year ended 3-31-2016	11.34	-15.38	4	2.50	-0.99	2.72	-1.21	98
Year ended 3-31-2015	13.48	6.48	7	2.50	-0.75	2.71	-0.96	103
Class C Shares								
Year ended 3-31-2019	16.39	-11.36	72	2.11	-0.08	—	—	59
Year ended 3-31-2018	18.54	26.55	95	2.13	-0.66	—	—	38
Year ended 3-31-2017	14.65	23.73	37	2.36	-0.96	—	—	59
Year ended 3-31-2016	11.84	-15.20	32	2.35	-0.83	—	—	98
Year ended 3-31-2015	14.05	6.56	35	2.40	-0.66	—	—	103
Class E Shares[5]								
Year ended 3-31-2019	19.46	-10.54	—*	1.21	0.80	—	—	59
Year ended 3-31-2018	21.94	27.75	—*	1.21	0.35	—	—	38
Year ended 3-31-2017	17.20	25.00	—*	1.35	0.05	—	—	59
Year ended 3-31-2016	13.76	-14.40	—*	1.35	0.17	—	—	98
Year ended 3-31-2015	16.23	7.63	—*	1.34	0.34	—	—	103
Class I Shares								
Year ended 3-31-2019	19.77	-10.34	1,209	0.99	1.06	1.11	0.94	59
Year ended 3-31-2018	22.30	28.03	1,689	0.99	0.44	1.10	0.33	38
Year ended 3-31-2017	17.47	25.14	465	1.19	0.20	1.23	0.16	59
Year ended 3-31-2016	13.96	-14.30	116	1.22	0.35	—	—	98
Year ended 3-31-2015	16.45	7.78	117	1.23	0.49	—	—	103
Class N Shares								
Year ended 3-31-2019	19.88	-10.32	300	0.96	1.03	—	—	59
Year ended 3-31-2018	22.42	28.07	310	0.95	0.58	—	—	38
Year ended 3-31-2017	17.56	25.34	18	1.07	0.37	—	—	59
Year ended 3-31-2016	14.01	-14.20	7	1.09	0.43	—	—	98
Year ended 3-31-2015[6]	16.50	1.47	6	1.08[7]	-0.30[7]	—	—	103[8]
Class R Shares								
Year ended 3-31-2019	18.95	-11.03	15	1.70	0.32	—	—	59
Year ended 3-31-2018	21.40	27.15	20	1.70	-0.19	—	—	38
Year ended 3-31-2017	16.83	24.39	11	1.82	-0.44	—	—	59
Year ended 3-31-2016	13.53	-14.82	5	1.85	-0.37	—	—	98
Year ended 3-31-2015	16.01	7.13	1	1.83	-0.16	—	—	103
Class T Shares								
Year ended 3-31-2019	19.17	-10.56	—*	1.20	0.80	—	—	59
Year ended 3-31-2018[9]	21.63	20.54	—*	1.20[7]	0.09[7]	—	—	38[10]
Class Y Shares								
Year ended 3-31-2019	19.53	-10.68	45	1.35	0.69	—	—	59
Year ended 3-31-2018	22.02	27.58	68	1.36	0.12	—	—	38
Year ended 3-31-2017	17.27	24.78	21	1.50	-0.14	—	—	59
Year ended 3-31-2016	13.84	-14.48	10	1.47	0.33	—	—	98
Year ended 3-31-2015	16.33	7.41	10	1.50	0.20	1.53	0.17	103

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 9.68	$0.32	$ 0.01	$ 0.33	$(0.28)	$(0.02)	$(0.30)
Year ended 3-31-2018	9.68	0.32	(0.11)	0.21	(0.21)	—	(0.21)
Year ended 3-31-2017	9.17	0.34	0.37	0.71	(0.20)	—	(0.20)
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)
Year ended 3-31-2015	10.06	0.34	(0.49)	(0.15)	(0.32)	—	(0.32)
Class B Shares[4]							
Year ended 3-31-2019	9.68	0.25	0.01	0.26	(0.21)	(0.02)	(0.23)
Year ended 3-31-2018	9.67	0.23	(0.08)	0.15	(0.14)	—	(0.14)
Year ended 3-31-2017	9.16	0.26	0.38	0.64	(0.13)	—	(0.13)
Year ended 3-31-2016	9.58	0.27	(0.49)	(0.22)	(0.20)	—	(0.20)
Year ended 3-31-2015	10.06	0.26	(0.49)	(0.23)	(0.25)	—	(0.25)
Class C Shares							
Year ended 3-31-2019	9.68	0.25	0.01	0.26	(0.21)	(0.02)	(0.23)
Year ended 3-31-2018	9.68	0.23	(0.09)	0.14	(0.14)	—	(0.14)
Year ended 3-31-2017	9.16	0.26	0.39	0.65	(0.13)	—	(0.13)
Year ended 3-31-2016	9.59	0.27	(0.50)	(0.23)	(0.20)	—	(0.20)
Year ended 3-31-2015	10.06	0.26	(0.48)	(0.22)	(0.25)	—	(0.25)
Class I Shares							
Year ended 3-31-2019	9.68	0.34	0.01	0.35	(0.30)	(0.02)	(0.32)
Year ended 3-31-2018	9.68	0.34	(0.11)	0.23	(0.23)	—	(0.23)
Year ended 3-31-2017	9.16	0.34	0.40	0.74	(0.22)	—	(0.22)
Year ended 3-31-2016	9.59	0.36	(0.49)	(0.13)	(0.30)	—	(0.30)
Year ended 3-31-2015	10.06	0.36	(0.48)	(0.12)	(0.35)	—	(0.35)
Class N Shares							
Year ended 3-31-2019	9.69	0.34	0.01	0.35	(0.31)	(0.02)	(0.33)
Year ended 3-31-2018	9.68	0.33	(0.09)	0.24	(0.23)	—	(0.23)
Year ended 3-31-2017	9.17	0.33	0.40	0.73	(0.22)	—	(0.22)
Year ended 3-31-2016	9.59	0.36	(0.48)	(0.12)	(0.30)	—	(0.30)
Year ended 3-31-2015[5]	10.15	0.24	(0.56)	(0.32)	(0.24)	—	(0.24)
Class R Shares							
Year ended 3-31-2019	9.67	0.27	0.01	0.28	(0.24)	(0.02)	(0.26)
Year ended 3-31-2018	9.66	0.26	(0.09)	0.17	(0.16)	—	(0.16)
Year ended 3-31-2017	9.15	0.27	0.39	0.66	(0.15)	—	(0.15)
Year ended 3-31-2016	9.57	0.29	(0.48)	(0.19)	(0.23)	—	(0.23)
Year ended 3-31-2015	10.05	0.29	(0.49)	(0.20)	(0.28)	—	(0.28)
Class Y Shares							
Year ended 3-31-2019	9.69	0.32	0.00*	0.32	(0.28)	(0.02)	(0.30)
Year ended 3-31-2018	9.68	0.31	(0.09)	0.22	(0.21)	—	(0.21)
Year ended 3-31-2017	9.17	0.33	0.38	0.71	(0.20)	—	(0.20)
Year ended 3-31-2016	9.59	0.34	(0.49)	(0.15)	(0.27)	—	(0.27)
Year ended 3-31-2015	10.07	0.34	(0.50)	(0.16)	(0.32)	—	(0.32)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 0.99%.

(9) Expense ratio based on the period excluding reorganization expenses was 1.74%.

(10) Expense ratio based on the period excluding reorganization expenses was 0.74%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$ 9.71	3.47%	$ 211	0.99%	3.32%	1.23%	3.08%	35%
Year ended 3-31-2018	9.68	2.16	265	1.01[8]	3.22	1.26	2.97	56
Year ended 3-31-2017	9.68	7.81	47	0.99	3.63	1.33	3.29	20
Year ended 3-31-2016	9.17	-1.54	133	0.99	3.60	1.29	3.30	14
Year ended 3-31-2015	9.59	-1.54	177	0.99	3.39	1.22	3.16	26
Class B Shares[4]								
Year ended 3-31-2019	9.71	2.67	1	1.65	2.65	2.19	2.11	35
Year ended 3-31-2018	9.68	1.51	2	1.76[9]	2.40	2.24	1.92	56
Year ended 3-31-2017	9.67	7.01	3	1.74	2.73	2.15	2.32	20
Year ended 3-31-2016	9.16	-2.29	3	1.74	2.84	2.16	2.42	14
Year ended 3-31-2015	9.58	-2.36	5	1.74	2.64	2.10	2.28	26
Class C Shares								
Year ended 3-31-2019	9.71	2.71	9	1.73	2.58	1.93	2.38	35
Year ended 3-31-2018	9.68	1.40	13	1.76[9]	2.40	1.96	2.20	56
Year ended 3-31-2017	9.68	7.13	16	1.74	2.72	1.95	2.51	20
Year ended 3-31-2016	9.16	-2.39	20	1.74	2.85	1.91	2.68	14
Year ended 3-31-2015	9.59	-2.26	31	1.74	2.64	1.87	2.51	26
Class I Shares								
Year ended 3-31-2019	9.71	3.73	240	0.74	3.58	0.88	3.44	35
Year ended 3-31-2018	9.68	2.43	262	0.76[10]	3.44	0.94	3.26	56
Year ended 3-31-2017	9.68	8.19	88	0.74	3.54	0.95	3.33	20
Year ended 3-31-2016	9.16	-1.39	23	0.74	3.85	0.90	3.69	14
Year ended 3-31-2015	9.59	-1.29	53	0.74	3.65	0.87	3.52	26
Class N Shares								
Year ended 3-31-2019	9.71	3.75	31	0.71	3.61	—	—	35
Year ended 3-31-2018	9.69	2.43	18	0.74	3.37	0.76	3.35	56
Year ended 3-31-2017	9.68	8.06	3	0.75	3.50	0.78	3.47	20
Year ended 3-31-2016	9.17	-1.30	—*	0.76	3.84	0.76	3.84	14
Year ended 3-31-2015[5]	9.59	-3.23	—*	0.70[6]	3.62[6]	—	—	26[7]
Class R Shares								
Year ended 3-31-2019	9.69	2.89	1	1.45	2.86	—	—	35
Year ended 3-31-2018	9.67	1.76	1	1.49	2.66	1.51	2.64	56
Year ended 3-31-2017	9.66	7.29	1	1.50	2.90	1.53	2.87	20
Year ended 3-31-2016	9.15	-2.02	—*	1.49	3.11	1.49	3.11	14
Year ended 3-31-2015	9.57	-2.10	—*	1.46	2.90	—	—	26
Class Y Shares								
Year ended 3-31-2019	9.71	3.36	1	0.99	3.29	1.11	3.17	35
Year ended 3-31-2018	9.69	2.27	3	1.02[8]	3.13	1.16	2.99	56
Year ended 3-31-2017	9.68	7.81	3	0.99	3.43	1.18	3.24	20
Year ended 3-31-2016	9.17	-1.54	3	0.99	3.58	1.16	3.41	14
Year ended 3-31-2015	9.59	-1.63	5	0.99	3.40	1.12	3.27	26

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL EQUITY INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$13.84	$0.29	$(0.34)	$(0.05)	$(0.32)	$ (1.57)	$ (1.89)
Year ended 3-31-2018	12.48	0.32	1.34	1.66	(0.30)	—	(0.30)
Year ended 3-31-2017	11.88	0.53	0.50	1.03	(0.43)	—	(0.43)
Year ended 3-31-2016	13.32	0.40	(1.09)	(0.69)	(0.39)	(0.36)	(0.75)
Year ended 3-31-2015	13.27	0.39	0.36	0.75	(0.44)	(0.26)	(0.70)
Class B Shares[4]							
Year ended 3-31-2019	13.81	0.21	(0.35)	(0.14)	(0.21)	(1.57)	(1.78)
Year ended 3-31-2018	12.47	0.23	1.34	1.57	(0.23)	—	(0.23)
Year ended 3-31-2017	11.87	0.35	0.60	0.95	(0.35)	—	(0.35)
Year ended 3-31-2016	13.31	0.32	(1.09)	(0.77)	(0.31)	(0.36)	(0.67)
Year ended 3-31-2015	13.27	0.32	0.34	0.66	(0.36)	(0.26)	(0.62)
Class C Shares							
Year ended 3-31-2019	13.82	0.21	(0.35)	(0.14)	(0.21)	(1.57)	(1.78)
Year ended 3-31-2018	12.47	0.23	1.35	1.58	(0.23)	—	(0.23)
Year ended 3-31-2017	11.87	0.36	0.59	0.95	(0.35)	—	(0.35)
Year ended 3-31-2016	13.31	0.31	(1.08)	(0.77)	(0.31)	(0.36)	(0.67)
Year ended 3-31-2015	13.27	0.30	0.36	0.66	(0.36)	(0.26)	(0.62)
Class E Shares							
Year ended 3-31-2019	13.84	0.31	(0.34)	(0.03)	(0.34)	(1.57)	(1.91)
Year ended 3-31-2018[5]	14.33	0.03	(0.52)	(0.49)	—*	—	—*
Class I Shares							
Year ended 3-31-2019	13.85	0.34	(0.35)	(0.01)	(0.36)	(1.57)	(1.93)
Year ended 3-31-2018	12.48	0.37	1.34	1.71	(0.34)	—	(0.34)
Year ended 3-31-2017	11.88	0.39	0.68	1.07	(0.47)	—	(0.47)
Year ended 3-31-2016	13.33	0.45	(1.10)	(0.65)	(0.44)	(0.36)	(0.80)
Year ended 3-31-2015	13.28	0.43	0.37	0.80	(0.49)	(0.26)	(0.75)
Class N Shares							
Year ended 3-31-2019	13.86	0.30	(0.29)	0.01	(0.38)	(1.57)	(1.95)
Year ended 3-31-2018	12.49	0.35	1.39	1.74	(0.37)	—	(0.37)
Year ended 3-31-2017	11.89	0.48	0.61	1.09	(0.49)	—	(0.49)
Year ended 3-31-2016	13.33	0.47	(1.09)	(0.62)	(0.46)	(0.36)	(0.82)
Year ended 3-31-2015[8]	13.37	0.25	0.27	0.52	(0.30)	(0.26)	(0.56)
Class R Shares							
Year ended 3-31-2019	13.84	0.25	(0.33)	(0.08)	(0.28)	(1.57)	(1.85)
Year ended 3-31-2018	12.48	0.28	1.35	1.63	(0.27)	—	(0.27)
Year ended 3-31-2017	11.88	0.39	0.61	1.00	(0.40)	—	(0.40)
Year ended 3-31-2016	13.32	0.37	(1.09)	(0.72)	(0.36)	(0.36)	(0.72)
Year ended 3-31-2015	13.28	0.36	0.35	0.71	(0.41)	(0.26)	(0.67)
Class Y Shares							
Year ended 3-31-2019	13.84	0.30	(0.34)	(0.04)	(0.33)	(1.57)	(1.90)
Year ended 3-31-2018	12.48	0.33	1.35	1.68	(0.32)	—	(0.32)
Year ended 3-31-2017	11.87	0.44	0.61	1.05	(0.44)	—	(0.44)
Year ended 3-31-2016	13.32	0.42	(1.10)	(0.68)	(0.41)	(0.36)	(0.77)
Year ended 3-31-2015	13.28	0.41	0.35	0.76	(0.46)	(0.26)	(0.72)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from February 26, 2018 (commencement of operations of the class) through March 31, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(10) Expense ratio based on the period excluding reorganization expenses was 1.28%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.95%.

(12) Expense ratio based on the period excluding reorganization expenses was 1.13%.

(13) Expense ratio based on the period excluding reorganization expenses was 1.19%.

(14) Expense ratio based on the period excluding reorganization expenses was 0.92%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$11.90	0.47%	$387	1.24%	2.27%	1.24%	2.27%	28%
Year ended 3-31-2018	13.84	13.44	494	1.29[10]	2.34	—	—	55
Year ended 3-31-2017	12.48	8.87	70	1.30	4.45	1.38	4.37	103
Year ended 3-31-2016	11.88	-5.22	248	1.30	3.19	1.36	3.13	73
Year ended 3-31-2015	13.32	5.84	253	1.30	2.94	1.38	2.86	137
Class B Shares[4]								
Year ended 3-31-2019	11.89	-0.30	5	1.94	1.63	2.07	1.50	28
Year ended 3-31-2018	13.81	12.81	8	1.97[11]	1.69	—	—	55
Year ended 3-31-2017	12.47	8.17	2	1.95	2.88	—	—	103
Year ended 3-31-2016	11.87	-5.84	2	1.94	2.56	—	—	73
Year ended 3-31-2015	13.31	5.08	2	1.98	2.40	—	—	137
Class C Shares								
Year ended 3-31-2019	11.90	-0.21	22	1.94	1.64	—	—	28
Year ended 3-31-2018	13.82	12.80	39	1.93	1.72	—	—	55
Year ended 3-31-2017	12.47	8.17	12	1.95	2.95	—	—	103
Year ended 3-31-2016	11.87	-5.83	14	1.93	2.51	—	—	73
Year ended 3-31-2015	13.31	5.10	13	1.95	2.28	—	—	137
Class E Shares								
Year ended 3-31-2019	11.90	0.57	5	1.14[12]	2.37	1.51	2.00	28
Year ended 3-31-2018[5]	13.84	-3.40	6	1.17[6] [12]	2.32[6]	1.32[6]	2.17[6]	55[7]
Class I Shares								
Year ended 3-31-2019	11.91	0.78	374	0.93[14]	2.58	0.95	2.56	28
Year ended 3-31-2018	13.85	13.88	523	1.00	2.75	—	—	55
Year ended 3-31-2017	12.48	9.26	250	0.94	3.18	0.96	3.16	103
Year ended 3-31-2016	11.88	-4.96	20	0.94	3.57	0.95	3.56	73
Year ended 3-31-2015	13.33	6.22	22	0.94	3.21	0.98	3.17	137
Class N Shares								
Year ended 3-31-2019	11.92	0.93	22	0.78	2.40	—	—	28
Year ended 3-31-2018	13.86	14.07	5	0.86	2.58	—	—	55
Year ended 3-31-2017	12.49	9.39	1	0.81	3.99	—	—	103
Year ended 3-31-2016	11.89	-4.74	1	0.81	3.73	—	—	73
Year ended 3-31-2015[8]	13.33	4.05	1	0.83[6]	2.94[6]	—	—	137[9]
Class R Shares								
Year ended 3-31-2019	11.91	0.22	1	1.52	1.97	—	—	28
Year ended 3-31-2018	13.84	13.20	1	1.58	2.07	—	—	55
Year ended 3-31-2017	12.48	8.58	—*	1.56	3.23	—	—	103
Year ended 3-31-2016	11.88	-5.46	—*	1.56	2.96	—	—	73
Year ended 3-31-2015	13.32	5.47	—*	1.58	2.75	—	—	137
Class Y Shares								
Year ended 3-31-2019	11.90	0.49	7	1.21[13]	2.30	—	—	28
Year ended 3-31-2018	13.84	13.57	9	1.23[13]	2.46	1.23	2.46	55
Year ended 3-31-2017	12.48	9.08	4	1.19	3.67	1.21	3.65	103
Year ended 3-31-2016	11.87	-5.15	4	1.19	3.32	1.22	3.29	73
Year ended 3-31-2015	13.32	5.88	5	1.19	3.11	1.23	3.07	137

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GLOBAL GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$46.78	$ 0.09	$ 1.02	$ 1.11	$(0.08)	$(4.69)	$ (4.77)
Year ended 3-31-2018	42.67	0.25	7.26	7.51	(0.06)	(3.34)	(3.40)
Year ended 3-31-2017	39.23	0.04	3.40	3.44	—	—	—
Year ended 3-31-2016	42.75	(0.09)	(2.49)	(2.58)	(0.04)	(0.90)	(0.94)
Year ended 3-31-2015	41.15	0.19	1.95	2.14	(0.03)	(0.51)	(0.54)
Class B Shares[4]							
Year ended 3-31-2019	39.50	(0.33)	0.81	0.48	—	(4.69)	(4.69)
Year ended 3-31-2018	36.62	(0.31)	6.33	6.02	—	(3.14)	(3.14)
Year ended 3-31-2017	34.07	(0.45)	3.00	2.55	—	—	—
Year ended 3-31-2016	37.61	(0.44)	(2.20)	(2.64)	—	(0.90)	(0.90)
Year ended 3-31-2015	36.59	(0.15)	1.68	1.53	—	(0.51)	(0.51)
Class C Shares							
Year ended 3-31-2019	39.93	(0.23)	0.83	0.60	—	(4.69)	(4.69)
Year ended 3-31-2018	36.98	(0.26)	6.42	6.16	—	(3.21)	(3.21)
Year ended 3-31-2017	34.26	(0.29)	3.01	2.72	—	—	—
Year ended 3-31-2016	37.68	(0.34)	(2.18)	(2.52)	—	(0.90)	(0.90)
Year ended 3-31-2015	36.57	(0.09)	1.71	1.62	—	(0.51)	(0.51)
Class E Shares[5]							
Year ended 3-31-2019	47.12	0.18	1.04	1.22	(0.17)	(4.69)	(4.86)
Year ended 3-31-2018	42.94	0.16	7.49	7.65	(0.13)	(3.34)	(3.47)
Year ended 3-31-2017	39.38	0.07	3.49	3.56	—	—	—
Year ended 3-31-2016	42.83	0.02	(2.50)	(2.48)	(0.07)	(0.90)	(0.97)
Year ended 3-31-2015	41.19	0.31	1.94	2.25	(0.10)	(0.51)	(0.61)
Class I Shares							
Year ended 3-31-2019	47.72	0.24	1.05	1.29	(0.22)	(4.69)	(4.91)
Year ended 3-31-2018	43.44	0.25	7.53	7.78	(0.16)	(3.34)	(3.50)
Year ended 3-31-2017	39.81	0.04	3.59	3.63	—	—	—
Year ended 3-31-2016	43.24	0.05	(2.49)	(2.44)	(0.09)	(0.90)	(0.99)
Year ended 3-31-2015	41.57	0.35	1.96	2.31	(0.13)	(0.51)	(0.64)
Class N Shares							
Year ended 3-31-2019	47.99	0.30	1.04	1.34	(0.29)	(4.69)	(4.98)
Year ended 3-31-2018	43.64	0.20	7.71	7.91	(0.22)	(3.34)	(3.56)
Year ended 3-31-2017	39.92	0.10	3.62	3.72	—	—	—
Year ended 3-31-2016	43.32	0.13	(2.52)	(2.39)	(0.11)	(0.90)	(1.01)
Year ended 3-31-2015[6]	42.56	0.15	1.22	1.37	(0.10)	(0.51)	(0.61)
Class R Shares							
Year ended 3-31-2019	46.41	(0.05)	1.02	0.97	—	(4.69)	(4.69)
Year ended 3-31-2018	42.41	(0.07)	7.39	7.32	—	(3.32)	(3.32)
Year ended 3-31-2017	39.08	(0.14)	3.47	3.33	—	—	—
Year ended 3-31-2016	42.64	(0.20)	(2.46)	(2.66)	—	(0.90)	(0.90)
Year ended 3-31-2015	41.11	0.01	2.03	2.04	—	(0.51)	(0.51)
Class Y Shares							
Year ended 3-31-2019	47.00	0.09	1.04	1.13	(0.09)	(4.69)	(4.78)
Year ended 3-31-2018	42.86	0.12	7.44	7.56	(0.08)	(3.34)	(3.42)
Year ended 3-31-2017	39.37	0.00*	3.49	3.49	—	—	—
Year ended 3-31-2016	42.86	(0.05)	(2.49)	(2.54)	(0.05)	(0.90)	(0.95)
Year ended 3-31-2015	41.23	0.24	1.96	2.20	(0.06)	(0.51)	(0.57)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class is closed to investment.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) Expense ratio based on the period excluding reorganization expenses was 1.11%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$ 43.12	3.12%	$ 477	1.37%	0.19%	—%	—%	54%
Year ended 3-31-2018	46.78	17.92	510	1.38	0.53	—	—	46
Year ended 3-31-2017	42.67	8.77	115	1.48	0.11	—	—	66
Year ended 3-31-2016	39.23	-6.12	375	1.47	-0.22	—	—	51
Year ended 3-31-2015	42.75	5.26	409	1.45	0.47	—	—	61
Class B Shares[4]								
Year ended 3-31-2019	35.29	2.00	1	2.40	-0.85	—	—	54
Year ended 3-31-2018	39.50	16.79	2	2.40	-0.79	—	—	46
Year ended 3-31-2017	36.62	7.48	2	2.67	-1.30	—	—	66
Year ended 3-31-2016	34.07	-7.12	3	2.52	-1.22	—	—	51
Year ended 3-31-2015	37.61	4.25	4	2.43	-0.40	—	—	61
Class C Shares								
Year ended 3-31-2019	35.84	2.33	9	2.15	-0.60	—	—	54
Year ended 3-31-2018	39.93	16.99	11	2.18	-0.65	—	—	46
Year ended 3-31-2017	36.98	7.94	25	2.21	-0.84	—	—	66
Year ended 3-31-2016	34.26	-6.79	25	2.22	-0.96	—	—	51
Year ended 3-31-2015	37.68	4.51	26	2.21	-0.25	—	—	61
Class E Shares[5]								
Year ended 3-31-2019	43.48	3.32	—*	1.18	0.38	—	—	54
Year ended 3-31-2018	47.12	18.17	—*	1.20	0.34	—	—	46
Year ended 3-31-2017	42.94	9.04	—*	1.21	0.17	—	—	66
Year ended 3-31-2016	39.38	-5.87	—*	1.20	0.05	—	—	51
Year ended 3-31-2015	42.83	5.55	—*	1.21	0.74	—	—	61
Class I Shares								
Year ended 3-31-2019	44.10	3.43	436	1.06	0.50	1.08	0.48	54
Year ended 3-31-2018	47.72	18.27	437	1.13[9]	0.54	—	—	46
Year ended 3-31-2017	43.44	9.12	270	1.11	0.10	—	—	66
Year ended 3-31-2016	39.81	-5.73	78	1.09	0.13	—	—	51
Year ended 3-31-2015	43.24	5.66	77	1.09	0.84	—	—	61
Class N Shares								
Year ended 3-31-2019	44.35	3.59	19	0.92	0.64	—	—	54
Year ended 3-31-2018	47.99	18.45	24	0.95	0.42	—	—	46
Year ended 3-31-2017	43.64	9.32	7	0.95	0.24	—	—	66
Year ended 3-31-2016	39.92	-5.61	3	0.94	0.31	—	—	51
Year ended 3-31-2015[6]	43.32	3.31	3	0.95[7]	0.55[7]	—	—	61[8]
Class R Shares								
Year ended 3-31-2019	42.69	2.82	1	1.67	-0.10	—	—	54
Year ended 3-31-2018	46.41	17.58	2	1.69	-0.15	—	—	46
Year ended 3-31-2017	42.41	8.52	2	1.69	-0.35	—	—	66
Year ended 3-31-2016	39.08	-6.32	2	1.68	-0.50	—	—	51
Year ended 3-31-2015	42.64	5.03	1	1.69	0.02	—	—	61
Class Y Shares								
Year ended 3-31-2019	43.35	3.17	5	1.33	0.20	—	—	54
Year ended 3-31-2018	47.00	17.96	10	1.36	0.25	—	—	46
Year ended 3-31-2017	42.86	8.86	14	1.36	—*	—	—	66
Year ended 3-31-2016	39.37	-6.00	17	1.36	-0.13	—	—	51
Year ended 3-31-2015	42.86	5.40	11	1.35	0.57	—	—	61

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY GOVERNMENT MONEY MARKET FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$1.00	$ 0.01	$0.00*	$ 0.01	$ (0.01)	$—	$ (0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class B Shares[4]							
Year ended 3-31-2019	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class C Shares							
Year ended 3-31-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class E Shares							
Year ended 3-31-2019	1.00	0.01	0.00*	0.01	(0.01)	—	(0.01)
Year ended 3-31-2018	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2017	1.00	0.00*	0.00*	0.00*	—*	—*	—*
Year ended 3-31-2016	1.00	0.00*	0.00*	0.00*	—*	—	—*
Year ended 3-31-2015	1.00	0.00*	0.00*	0.00*	—*	—	—*
Class N Shares							
Year ended 3-31-2019	1.00	0.02	0.00*	0.02	(0.02)	—	(0.02)
Year ended 3-31-2018[5]	1.00	0.00*	0.00*	0.00*	—*	—*	—*

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(6) Annualized.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]
Class A Shares							
Year ended 3-31-2019	$1.00	1.40%	$132	0.78%	1.39%	—%	—%
Year ended 3-31-2018	1.00	0.56	135	0.66	0.55	—	—
Year ended 3-31-2017	1.00	0.03	184	0.60	0.03	0.63	—
Year ended 3-31-2016	1.00	0.02	167	0.30	0.02	0.61	-0.29
Year ended 3-31-2015	1.00	0.02	119	0.17	0.02	0.68	-0.49
Class B Shares[4]							
Year ended 3-31-2019	1.00	0.47	1	1.70	0.42	—	—
Year ended 3-31-2018	1.00	0.01	3	1.16	0.01	1.67	-0.50
Year ended 3-31-2017	1.00	0.01	5	0.61	0.02	1.71	-1.08
Year ended 3-31-2016	1.00	0.02	6	0.30	0.02	1.65	-1.33
Year ended 3-31-2015	1.00	0.02	4	0.17	0.02	1.73	-1.54
Class C Shares							
Year ended 3-31-2019	1.00	0.63	11	1.54	0.61	—	—
Year ended 3-31-2018	1.00	0.02	22	1.18	0.02	1.61	-0.41
Year ended 3-31-2017	1.00	0.01	29	0.61	0.02	1.61	-0.98
Year ended 3-31-2016	1.00	0.02	44	0.30	0.02	1.57	-1.25
Year ended 3-31-2015	1.00	0.02	32	0.17	0.02	1.62	-1.43
Class E Shares							
Year ended 3-31-2019	1.00	1.55	7	0.62	1.56	0.72	1.46
Year ended 3-31-2018	1.00	0.51	6	0.71	0.49	—	—
Year ended 3-31-2017	1.00	0.01	6	0.61	0.02	0.70	-0.07
Year ended 3-31-2016	1.00	0.02	7	0.29	0.02	0.68	-0.37
Year ended 3-31-2015	1.00	0.02	6	0.17	0.02	0.74	-0.55
Class N Shares							
Year ended 3-31-2019	1.00	1.68	7	0.50	1.66	—	—
Year ended 3-31-2018[5]	1.00	0.65	8	0.40[6]	1.03[6]	—	—

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$7.49	$0.50	$(0.29)	$ 0.21	$(0.50)	$ —	$(0.50)
Year ended 3-31-2018	7.60	0.53	(0.12)	0.41	(0.52)	—	(0.52)
Year ended 3-31-2017	6.91	0.55	0.68	1.23	(0.54)	—	(0.54)
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)
Class B Shares[4]							
Year ended 3-31-2019	7.49	0.44	(0.29)	0.15	(0.44)	—	(0.44)
Year ended 3-31-2018	7.60	0.45	(0.10)	0.35	(0.46)	—	(0.46)
Year ended 3-31-2017	6.91	0.49	0.68	1.17	(0.48)	—	(0.48)
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Class C Shares							
Year ended 3-31-2019	7.49	0.45	(0.29)	0.16	(0.45)	—	(0.45)
Year ended 3-31-2018	7.60	0.45	(0.09)	0.36	(0.47)	—	(0.47)
Year ended 3-31-2017	6.91	0.50	0.68	1.18	(0.49)	—	(0.49)
Year ended 3-31-2016	8.09	0.53	(1.19)	(0.66)	(0.52)	—	(0.52)
Year ended 3-31-2015	8.75	0.51	(0.52)	(0.01)	(0.51)	(0.14)	(0.65)
Class E Shares							
Year ended 3-31-2019	7.49	0.49	(0.29)	0.20	(0.49)	—	(0.49)
Year ended 3-31-2018	7.60	0.48	(0.09)	0.39	(0.50)	—	(0.50)
Year ended 3-31-2017	6.91	0.53	0.68	1.21	(0.52)	—	(0.52)
Year ended 3-31-2016	8.09	0.56	(1.19)	(0.63)	(0.55)	—	(0.55)
Year ended 3-31-2015	8.75	0.54	(0.51)	0.03	(0.55)	(0.14)	(0.69)
Class I Shares							
Year ended 3-31-2019	7.49	0.52	(0.29)	0.23	(0.52)	—	(0.52)
Year ended 3-31-2018	7.60	0.53	(0.10)	0.43	(0.54)	—	(0.54)
Year ended 3-31-2017	6.91	0.56	0.69	1.25	(0.56)	—	(0.56)
Year ended 3-31-2016	8.09	0.60	(1.19)	(0.59)	(0.59)	—	(0.59)
Year ended 3-31-2015	8.75	0.59	(0.52)	0.07	(0.59)	(0.14)	(0.73)
Class N Shares							
Year ended 3-31-2019	7.49	0.53	(0.29)	0.24	(0.53)	—	(0.53)
Year ended 3-31-2018	7.60	0.53	(0.09)	0.44	(0.55)	—	(0.55)
Year ended 3-31-2017	6.91	0.59	0.67	1.26	(0.57)	—	(0.57)
Year ended 3-31-2016	8.09	0.60	(1.18)	(0.58)	(0.60)	—	(0.60)
Year ended 3-31-2015[5]	8.63	0.40	(0.40)	0.00*	(0.40)	(0.14)	(0.54)
Class R Shares							
Year ended 3-31-2019	7.49	0.47	(0.29)	0.18	(0.47)	—	(0.47)
Year ended 3-31-2018	7.60	0.48	(0.10)	0.38	(0.49)	—	(0.49)
Year ended 3-31-2017	6.91	0.52	0.68	1.20	(0.51)	—	(0.51)
Year ended 3-31-2016	8.09	0.55	(1.19)	(0.64)	(0.54)	—	(0.54)
Year ended 3-31-2015	8.75	0.54	(0.52)	0.02	(0.54)	(0.14)	(0.68)
Class T Shares							
Year ended 3-31-2019	7.49	0.51	(0.29)	0.22	(0.51)	—	(0.51)
Year ended 3-31-2018[8]	7.62	0.35	(0.10)	0.25	(0.38)	—	(0.38)
Class Y Shares							
Year ended 3-31-2019	7.49	0.50	(0.29)	0.21	(0.50)	—	(0.50)
Year ended 3-31-2018	7.60	0.50	(0.09)	0.41	(0.52)	—	(0.52)
Year ended 3-31-2017	6.91	0.55	0.68	1.23	(0.54)	—	(0.54)
Year ended 3-31-2016	8.09	0.58	(1.19)	(0.61)	(0.57)	—	(0.57)
Year ended 3-31-2015	8.75	0.57	(0.52)	0.05	(0.57)	(0.14)	(0.71)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$7.20	2.93%	$ 1,930	0.95%	6.81%	—%	—%	41%
Year ended 3-31-2018	7.49	5.54	2,221	0.95	7.02	—	—	39
Year ended 3-31-2017	7.60	18.34	1,250	0.97	7.51	—	—	35
Year ended 3-31-2016	6.91	-7.75	1,865	0.96	7.71	—	—	29
Year ended 3-31-2015	8.09	0.62	2,920	0.94	6.70	—	—	44
Class B Shares[4]								
Year ended 3-31-2019	7.20	2.15	40	1.71	6.04	1.73	6.02	41
Year ended 3-31-2018	7.49	4.72	62	1.71	5.90	—	—	39
Year ended 3-31-2017	7.60	17.46	79	1.72	6.72	—	—	35
Year ended 3-31-2016	6.91	-8.43	84	1.70	6.98	—	—	29
Year ended 3-31-2015	8.09	-0.13	133	1.67	5.98	—	—	44
Class C Shares								
Year ended 3-31-2019	7.20	2.21	683	1.66	6.10	1.66	6.10	41
Year ended 3-31-2018	7.49	4.77	817	1.66	5.94	—	—	39
Year ended 3-31-2017	7.60	17.51	970	1.67	6.77	—	—	35
Year ended 3-31-2016	6.91	-8.40	1,025	1.66	7.02	—	—	29
Year ended 3-31-2015	8.09	-0.07	1,618	1.64	6.02	—	—	44
Class E Shares								
Year ended 3-31-2019	7.20	2.79	9	1.09	6.68	1.24	6.53	41
Year ended 3-31-2018	7.49	5.28	10	1.13	6.38	1.21	6.30	39
Year ended 3-31-2017	7.60	18.08	10	1.19	7.22	1.28	7.13	35
Year ended 3-31-2016	6.91	-8.01	8	1.23	7.47	1.30	7.40	29
Year ended 3-31-2015	8.09	0.30	10	1.26	6.42	—	—	44
Class I Shares								
Year ended 3-31-2019	7.20	3.18	2,058	0.72	7.05	—	—	41
Year ended 3-31-2018	7.49	5.77	2,156	0.72	6.99	—	—	39
Year ended 3-31-2017	7.60	18.64	1,737	0.71	7.69	—	—	35
Year ended 3-31-2016	6.91	-7.52	1,266	0.70	7.94	—	—	29
Year ended 3-31-2015	8.09	0.88	2,523	0.69	6.91	—	—	44
Class N Shares								
Year ended 3-31-2019	7.20	3.35	71	0.56	7.22	—	—	41
Year ended 3-31-2018	7.49	5.93	45	0.57	7.02	—	—	39
Year ended 3-31-2017	7.60	18.83	34	0.56	8.04	—	—	35
Year ended 3-31-2016	6.91	-7.35	55	0.56	8.36	—	—	29
Year ended 3-31-2015[5]	8.09	0.13	13	0.54[6]	7.47[6]	—	—	44[7]
Class R Shares								
Year ended 3-31-2019	7.20	2.58	62	1.30	6.47	—	—	41
Year ended 3-31-2018	7.49	5.15	65	1.30	6.26	—	—	39
Year ended 3-31-2017	7.60	17.94	70	1.31	7.05	—	—	35
Year ended 3-31-2016	6.91	-8.07	62	1.30	7.44	—	—	29
Year ended 3-31-2015	8.09	0.31	58	1.29	6.45	—	—	44
Class T Shares								
Year ended 3-31-2019	7.20	3.07	—*	0.82	6.95	—	—	41
Year ended 3-31-2018[8]	7.49	3.29	—*	0.82[6]	6.35[6]	—	—	39[9]
Class Y Shares								
Year ended 3-31-2019	7.20	2.94	239	0.95	6.80	0.96	6.79	41
Year ended 3-31-2018	7.49	5.53	329	0.95	6.63	0.96	6.62	39
Year ended 3-31-2017	7.60	18.33	396	0.96	7.46	—	—	35
Year ended 3-31-2016	6.91	-7.76	406	0.95	7.69	0.95	7.69	29
Year ended 3-31-2015	8.09	0.64	740	0.94	6.69	0.95	6.68	44

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY INTERNATIONAL CORE EQUITY FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 19.98	$0.35	$ (2.11)	$(1.76)	$(0.36)	$ (1.11)	$ (1.47)
Year ended 3-31-2018	17.97	0.25	1.96	2.21	(0.20)	—	(0.20)
Year ended 3-31-2017	15.97	0.30	1.96	2.26	(0.26)	—	(0.26)
Year ended 3-31-2016	17.88	0.20	(1.97)	(1.77)	(0.14)	—	(0.14)
Year ended 3-31-2015	19.04	0.19	0.67	0.86	(0.23)	(1.79)	(2.02)
Class B Shares[4]							
Year ended 3-31-2019	17.72	0.17	(1.86)	(1.69)	(0.22)	(1.11)	(1.33)
Year ended 3-31-2018	15.98	0.09	1.73	1.82	(0.08)	—	(0.08)
Year ended 3-31-2017	14.24	0.07	1.80	1.87	(0.13)	—	(0.13)
Year ended 3-31-2016	15.97	0.05	(1.76)	(1.71)	(0.02)	—	(0.02)
Year ended 3-31-2015	17.23	0.03	0.59	0.62	(0.09)	(1.79)	(1.88)
Class C Shares							
Year ended 3-31-2019	17.77	0.20	(1.87)	(1.67)	(0.24)	(1.11)	(1.35)
Year ended 3-31-2018	16.02	0.11	1.74	1.85	(0.10)	—	(0.10)
Year ended 3-31-2017	14.27	0.11	1.81	1.92	(0.17)	—	(0.17)
Year ended 3-31-2016	16.00	0.06	(1.75)	(1.69)	(0.04)	—	(0.04)
Year ended 3-31-2015	17.25	0.05	0.61	0.66	(0.12)	(1.79)	(1.91)
Class E Shares							
Year ended 3-31-2019	20.11	0.34	(2.11)	(1.77)	(0.35)	(1.11)	(1.46)
Year ended 3-31-2018	18.09	0.24	1.98	2.22	(0.20)	—	(0.20)
Year ended 3-31-2017	16.08	0.22	2.04	2.26	(0.25)	—	(0.25)
Year ended 3-31-2016	17.99	0.17	(1.97)	(1.80)	(0.11)	—	(0.11)
Year ended 3-31-2015	19.14	0.16	0.68	0.84	(0.20)	(1.79)	(1.99)
Class I Shares							
Year ended 3-31-2019	20.10	0.42	(2.12)	(1.70)	(0.43)	(1.11)	(1.54)
Year ended 3-31-2018	18.07	0.31	1.98	2.29	(0.26)	—	(0.26)
Year ended 3-31-2017	16.07	0.26	2.06	2.32	(0.32)	—	(0.32)
Year ended 3-31-2016	17.99	0.24	(1.97)	(1.73)	(0.19)	—	(0.19)
Year ended 3-31-2015	19.15	0.25	0.68	0.93	(0.30)	(1.79)	(2.09)
Class N Shares							
Year ended 3-31-2019	20.16	0.43	(2.12)	(1.69)	(0.45)	(1.11)	(1.56)
Year ended 3-31-2018	18.13	0.30	2.02	2.32	(0.29)	—	(0.29)
Year ended 3-31-2017	16.11	0.29	2.07	2.36	(0.34)	—	(0.34)
Year ended 3-31-2016	18.04	0.23	(1.94)	(1.71)	(0.22)	—	(0.22)
Year ended 3-31-2015[5]	20.09	0.13	(0.12)	0.01	(0.27)	(1.79)	(2.06)
Class R Shares							
Year ended 3-31-2019	19.97	0.29	(2.10)	(1.81)	(0.30)	(1.11)	(1.41)
Year ended 3-31-2018	17.96	0.17	1.99	2.16	(0.15)	—	(0.15)
Year ended 3-31-2017	15.97	0.17	2.04	2.21	(0.22)	—	(0.22)
Year ended 3-31-2016	17.87	0.13	(1.94)	(1.81)	(0.09)	—	(0.09)
Year ended 3-31-2015	19.03	0.10	0.71	0.81	(0.18)	(1.79)	(1.97)
Class T Shares							
Year ended 3-31-2019	20.01	0.38	(2.12)	(1.74)	(0.42)	(1.11)	(1.53)
Year ended 3-31-2018[8]	18.96	0.13	1.12	1.25	(0.20)	—	(0.20)
Class Y Shares							
Year ended 3-31-2019	20.12	0.37	(2.14)	(1.77)	(0.37)	(1.11)	(1.48)
Year ended 3-31-2018	18.09	0.26	1.98	2.24	(0.21)	—	(0.21)
Year ended 3-31-2017	16.08	0.26	2.02	2.28	(0.27)	—	(0.27)
Year ended 3-31-2016	18.00	0.21	(1.98)	(1.77)	(0.15)	—	(0.15)
Year ended 3-31-2015	19.16	0.18	0.70	0.88	(0.25)	(1.79)	(2.04)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(10) Expense ratio based on the period excluding reorganization expenses was 1.25%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.18%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$16.75	-8.57%	$ 568	1.26%[10]	1.90%	1.27%	1.89%	52%
Year ended 3-31-2018	19.98	12.33	677	1.25	1.27	—	—	48
Year ended 3-31-2017	17.97	14.31	564	1.29	1.78	—	—	80
Year ended 3-31-2016	15.97	-9.95	1,532	1.31	1.15	—	—	62
Year ended 3-31-2015	17.88	4.98	1,383	1.35	0.99	—	—	87
Class B Shares[4]								
Year ended 3-31-2019	14.70	-9.34	4	2.10	1.05	2.13	1.02	52
Year ended 3-31-2018	17.72	11.39	7	2.11	0.50	—	—	48
Year ended 3-31-2017	15.98	13.20	9	2.22	0.45	—	—	80
Year ended 3-31-2016	14.24	-10.70	10	2.20	0.31	—	—	62
Year ended 3-31-2015	15.97	4.02	13	2.20	0.17	—	—	87
Class C Shares								
Year ended 3-31-2019	14.75	-9.14	163	1.91	1.24	1.92	1.23	52
Year ended 3-31-2018	17.77	11.57	240	1.93	0.62	—	—	48
Year ended 3-31-2017	16.02	13.51	220	1.97	0.72	—	—	80
Year ended 3-31-2016	14.27	-10.54	253	1.98	0.40	—	—	62
Year ended 3-31-2015	16.00	4.25	168	2.02	0.32	—	—	87
Class E Shares								
Year ended 3-31-2019	16.88	-8.62	7	1.29	1.83	1.51	1.61	52
Year ended 3-31-2018	20.11	12.31	8	1.28	1.22	1.51	0.99	48
Year ended 3-31-2017	18.09	14.20	6	1.31	1.31	1.61	1.01	80
Year ended 3-31-2016	16.08	-10.05	5	1.45	1.01	1.69	0.77	62
Year ended 3-31-2015	17.99	4.82	5	1.53	0.84	1.74	0.63	87
Class I Shares								
Year ended 3-31-2019	16.86	-8.20	3,149	0.85	2.27	0.95	2.17	52
Year ended 3-31-2018	20.10	12.70	4,136	0.94	1.59	—	—	48
Year ended 3-31-2017	18.07	14.58	3,168	0.97	1.52	—	—	80
Year ended 3-31-2016	16.07	-9.63	1,885	0.98	1.44	—	—	62
Year ended 3-31-2015	17.99	5.32	1,347	1.02	1.30	—	—	87
Class N Shares								
Year ended 3-31-2019	16.91	-8.12	1,437	0.79	2.35	0.80	2.34	52
Year ended 3-31-2018	20.16	12.82	1,597	0.79	1.49	—	—	48
Year ended 3-31-2017	18.13	14.83	484	0.82	1.72	—	—	80
Year ended 3-31-2016	16.11	-9.52	289	0.83	1.40	—	—	62
Year ended 3-31-2015[5]	18.04	0.48	21	0.86[6]	1.10[6]	—	—	87[7]
Class R Shares								
Year ended 3-31-2019	16.75	-8.82	104	1.53	1.60	1.54	1.59	52
Year ended 3-31-2018	19.97	12.04	117	1.53	0.85	—	—	48
Year ended 3-31-2017	17.96	13.95	56	1.56	1.00	—	—	80
Year ended 3-31-2016	15.97	-10.15	36	1.58	0.80	—	—	62
Year ended 3-31-2015	17.87	4.70	19	1.61	0.54	—	—	87
Class T Shares								
Year ended 3-31-2019	16.74	-8.42	—*	1.08	2.06	1.08	2.06	52
Year ended 3-31-2018[8]	20.01	6.62	—*	1.02[6]	0.86[6]	—	—	48[9]
Class Y Shares								
Year ended 3-31-2019	16.87	-8.55	377	1.19[11]	1.99	1.19	1.99	52
Year ended 3-31-2018	20.12	12.42	487	1.19	1.32	—	—	48
Year ended 3-31-2017	18.09	14.34	416	1.24	1.56	—	—	80
Year ended 3-31-2016	16.08	-9.88	572	1.25	1.24	—	—	62
Year ended 3-31-2015	18.00	5.04	526	1.27	0.95	—	—	87

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LARGE CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$22.65	$ (0.01)	$ 2.87	$ 2.86	$ —	$(2.78)	$(2.78)
Year ended 3-31-2018	19.17	(0.01)	4.46	4.45	—	(0.97)	(0.97)
Year ended 3-31-2017	17.66	0.00*	2.42	2.42	—	(0.91)	(0.91)
Year ended 3-31-2016	19.19	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.59	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Class B Shares[4]							
Year ended 3-31-2019	17.46	(0.16)	2.14	1.98	—	(2.75)	(2.75)
Year ended 3-31-2018	15.09	(0.16)	3.50	3.34	—	(0.97)	(0.97)
Year ended 3-31-2017	14.22	(0.14)	1.92	1.78	—	(0.91)	(0.91)
Year ended 3-31-2016	15.82	(0.16)	(0.26)	(0.42)	—	(1.18)	(1.18)
Year ended 3-31-2015	14.84	(0.16)	2.53	2.37	—	(1.39)	(1.39)
Class C Shares							
Year ended 3-31-2019	18.87	(0.15)	2.33	2.18	—	(2.75)	(2.75)
Year ended 3-31-2018	16.22	(0.15)	3.77	3.62	—	(0.97)	(0.97)
Year ended 3-31-2017	15.19	(0.11)	2.05	1.94	—	(0.91)	(0.91)
Year ended 3-31-2016	16.78	(0.14)	(0.27)	(0.41)	—	(1.18)	(1.18)
Year ended 3-31-2015	15.64	(0.15)	2.68	2.53	—	(1.39)	(1.39)
Class E Shares							
Year ended 3-31-2019	22.62	(0.04)	2.87	2.83	—	(2.78)	(2.78)
Year ended 3-31-2018	19.15	(0.02)	4.46	4.44	—	(0.97)	(0.97)
Year ended 3-31-2017	17.64	0.00*	2.42	2.42	—	(0.91)	(0.91)
Year ended 3-31-2016	19.17	(0.03)	(0.32)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.57	(0.04)	3.03	2.99	—	(1.39)	(1.39)
Class I Shares							
Year ended 3-31-2019	23.80	0.06	3.03	3.09	—	(2.80)	(2.80)
Year ended 3-31-2018	20.08	0.04	4.69	4.73	(0.04)	(0.97)	(1.01)
Year ended 3-31-2017	18.41	0.05	2.53	2.58	—	(0.91)	(0.91)
Year ended 3-31-2016	19.90	0.02	(0.33)	(0.31)	—	(1.18)	(1.18)
Year ended 3-31-2015	18.15	0.01	3.13	3.14	—	(1.39)	(1.39)
Class N Shares							
Year ended 3-31-2019	23.91	0.08	3.04	3.12	—	(2.78)	(2.78)
Year ended 3-31-2018	20.18	0.07	4.72	4.79	(0.09)	(0.97)	(1.06)
Year ended 3-31-2017	18.47	0.07	2.55	2.62	—	(0.91)	(0.91)
Year ended 3-31-2016	19.93	0.05	(0.33)	(0.28)	—	(1.18)	(1.18)
Year ended 3-31-2015[5]	18.91	0.02	2.39	2.41	—	(1.39)	(1.39)
Class R Shares							
Year ended 3-31-2019	21.79	(0.09)	2.74	2.65	—	(2.75)	(2.75)
Year ended 3-31-2018	18.54	(0.09)	4.31	4.22	—	(0.97)	(0.97)
Year ended 3-31-2017	17.16	(0.06)	2.35	2.29	—	(0.91)	(0.91)
Year ended 3-31-2016	18.74	(0.09)	(0.31)	(0.40)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.25	(0.09)	2.97	2.88	—	(1.39)	(1.39)
Class Y Shares							
Year ended 3-31-2019	23.24	(0.01)	2.94	2.93	—	(2.80)	(2.80)
Year ended 3-31-2018	19.63	0.00*	4.58	4.58	—	(0.97)	(0.97)
Year ended 3-31-2017	18.04	0.00*	2.50	2.50	—	(0.91)	(0.91)
Year ended 3-31-2016	19.57	(0.01)	(0.34)	(0.35)	—	(1.18)	(1.18)
Year ended 3-31-2015	17.89	(0.02)	3.09	3.07	—	(1.39)	(1.39)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 1.04%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$22.73	13.65%	$2,113	1.04%	-0.04%	—%	—%	37%
Year ended 3-31-2018	22.65	23.45	1,778	1.13	-0.05	1.13	-0.05	37
Year ended 3-31-2017	19.17	14.12	487	1.15	0.01	1.19	-0.03	43
Year ended 3-31-2016	17.66	-2.08	1,197	1.15	-0.15	1.16	-0.16	38
Year ended 3-31-2015	19.19	17.45	1,093	1.15	-0.20	1.17	-0.22	36
Class B Shares[4]								
Year ended 3-31-2019	16.69	12.63	9	1.92	-0.91	1.97	-0.96	37
Year ended 3-31-2018	17.46	22.42	11	2.00	-0.95	—	—	37
Year ended 3-31-2017	15.09	13.01	10	2.08	-0.94	—	—	43
Year ended 3-31-2016	14.22	-2.98	11	2.07	-1.07	—	—	38
Year ended 3-31-2015	15.82	16.49	12	2.01	-1.06	—	—	36
Class C Shares								
Year ended 3-31-2019	18.30	12.75	88	1.81	-0.81	—	—	37
Year ended 3-31-2018	18.87	22.59	84	1.86	-0.82	—	—	37
Year ended 3-31-2017	16.22	13.24	97	1.87	-0.73	—	—	43
Year ended 3-31-2016	15.19	-2.74	107	1.86	-0.85	—	—	38
Year ended 3-31-2015	16.78	16.67	94	1.86	-0.92	—	—	36
Class E Shares								
Year ended 3-31-2019	22.67	13.52	19	1.15	-0.16	1.19	-0.20	37
Year ended 3-31-2018	22.62	23.43	16	1.15	-0.11	1.28	-0.24	37
Year ended 3-31-2017	19.15	14.14	13	1.15	-0.01	1.36	-0.22	43
Year ended 3-31-2016	17.64	-2.08	12	1.15	-0.14	1.35	-0.34	38
Year ended 3-31-2015	19.17	17.47	9	1.15	-0.21	1.39	-0.45	36
Class I Shares								
Year ended 3-31-2019	24.09	13.99	1,970	0.73	0.27	0.82	0.18	37
Year ended 3-31-2018	23.80	23.80	1,580	0.88	0.18	—	—	37
Year ended 3-31-2017	20.08	14.42	961	0.88	0.24	0.88	0.24	43
Year ended 3-31-2016	18.41	-1.79	272	0.88	0.11	—	—	38
Year ended 3-31-2015	19.90	17.75	318	0.88	0.04	—	—	36
Class N Shares								
Year ended 3-31-2019	24.25	14.06	108	0.66	0.33	—	—	37
Year ended 3-31-2018	23.91	24.00	100	0.72	0.30	—	—	37
Year ended 3-31-2017	20.18	14.59	1	0.72	0.39	—	—	43
Year ended 3-31-2016	18.47	-1.64	7	0.73	0.28	—	—	38
Year ended 3-31-2015[5]	19.93	13.18	6	0.72[6]	0.17[6]	—	—	36[7]
Class R Shares								
Year ended 3-31-2019	21.69	13.22	18	1.40	-0.40	—	—	37
Year ended 3-31-2018	21.79	23.06	23	1.46	-0.42	—	—	37
Year ended 3-31-2017	18.54	13.77	21	1.47	-0.33	—	—	43
Year ended 3-31-2016	17.16	-2.39	22	1.47	-0.48	—	—	38
Year ended 3-31-2015	18.74	17.16	26	1.47	-0.52	—	—	36
Class Y Shares								
Year ended 3-31-2019	23.37	13.61	38	1.05[8]	-0.05	1.06	-0.06	37
Year ended 3-31-2018	23.24	23.57	37	1.05	-0.01	1.11	-0.07	37
Year ended 3-31-2017	19.63	14.27	35	1.06	0.02	1.12	-0.04	43
Year ended 3-31-2016	18.04	-2.03	125	1.06	-0.07	1.11	-0.12	38
Year ended 3-31-2015	19.57	17.62	132	1.06	-0.11	1.12	-0.17	36

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY LIMITED-TERM BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$10.64	$ 0.21	$ 0.10	$ 0.31	$ (0.21)	$—	$ (0.21)
Year ended 3-31-2018	10.80	0.18	(0.15)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.17	(0.06)	0.11	(0.18)	—	(0.18)
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)
Class B Shares[4]							
Year ended 3-31-2019	10.64	0.11	0.11	0.22	(0.12)	—	(0.12)
Year ended 3-31-2018	10.80	0.08	(0.15)	(0.07)	(0.09)	—	(0.09)
Year ended 3-31-2017	10.87	0.08	(0.07)	0.01	(0.08)	—	(0.08)
Year ended 3-31-2016	10.92	0.06	(0.05)	0.01	(0.06)	—	(0.06)
Year ended 3-31-2015	10.90	0.06	0.02	0.08	(0.06)	—	(0.06)
Class C Shares							
Year ended 3-31-2019	10.64	0.13	0.10	0.23	(0.13)	—	(0.13)
Year ended 3-31-2018	10.80	0.10	(0.15)	(0.05)	(0.11)	—	(0.11)
Year ended 3-31-2017	10.87	0.09	(0.06)	0.03	(0.10)	—	(0.10)
Year ended 3-31-2016	10.92	0.07	(0.05)	0.02	(0.07)	—	(0.07)
Year ended 3-31-2015	10.90	0.07	0.02	0.09	(0.07)	—	(0.07)
Class E Shares							
Year ended 3-31-2019	10.64	0.20	0.10	0.30	(0.20)	—	(0.20)
Year ended 3-31-2018	10.80	0.17	(0.14)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.16	(0.06)	0.10	(0.17)	—	(0.17)
Year ended 3-31-2016	10.92	0.13	(0.04)	0.09	(0.14)	—	(0.14)
Year ended 3-31-2015	10.90	0.13	0.03	0.16	(0.14)	—	(0.14)
Class I Shares							
Year ended 3-31-2019	10.64	0.24	0.10	0.34	(0.24)	—	(0.24)
Year ended 3-31-2018	10.80	0.21	(0.16)	0.05	(0.21)	—	(0.21)
Year ended 3-31-2017	10.87	0.19	(0.06)	0.13	(0.20)	—	(0.20)
Year ended 3-31-2016	10.92	0.17	(0.04)	0.13	(0.18)	—	(0.18)
Year ended 3-31-2015	10.90	0.17	0.03	0.20	(0.18)	—	(0.18)
Class N Shares							
Year ended 3-31-2019	10.64	0.25	0.10	0.35	(0.25)	—	(0.25)
Year ended 3-31-2018	10.80	0.22	(0.15)	0.07	(0.23)	—	(0.23)
Year ended 3-31-2017	10.87	0.21	(0.06)	0.15	(0.22)	—	(0.22)
Year ended 3-31-2016	10.92	0.19	(0.05)	0.14	(0.19)	—	(0.19)
Year ended 3-31-2015[5]	10.91	0.13	0.01	0.14	(0.13)	—	(0.13)
Class R Shares							
Year ended 3-31-2019	10.64	0.17	0.10	0.27	(0.17)	—	(0.17)
Year ended 3-31-2018	10.80	0.14	(0.15)	(0.01)	(0.15)	—	(0.15)
Year ended 3-31-2017	10.87	0.13	(0.06)	0.07	(0.14)	—	(0.14)
Year ended 3-31-2016	10.92	0.11	(0.05)	0.06	(0.11)	—	(0.11)
Year ended 3-31-2015	10.90	0.11	0.03	0.14	(0.12)	—	(0.12)
Class Y Shares							
Year ended 3-31-2019	10.64	0.21	0.10	0.31	(0.21)	—	(0.21)
Year ended 3-31-2018	10.80	0.18	(0.15)	0.03	(0.19)	—	(0.19)
Year ended 3-31-2017	10.87	0.17	(0.06)	0.11	(0.18)	—	(0.18)
Year ended 3-31-2016	10.92	0.15	(0.05)	0.10	(0.15)	—	(0.15)
Year ended 3-31-2015	10.90	0.15	0.02	0.17	(0.15)	—	(0.15)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$10.74	2.95%	$ 382	0.91%	1.90%	—%	—%	83%
Year ended 3-31-2018	10.64	0.25	431	0.89	1.69	—	—	24
Year ended 3-31-2017	10.80	0.99	536	0.88	1.59	—	—	65
Year ended 3-31-2016	10.87	0.95	1,589	0.88	1.36	—	—	46
Year ended 3-31-2015	10.92	1.60	1,504	0.88	1.36	—	—	39
Class B Shares[4]								
Year ended 3-31-2019	10.74	2.07	3	1.77	1.03	—	—	83
Year ended 3-31-2018	10.64	-0.65	6	1.80	0.78	—	—	24
Year ended 3-31-2017	10.80	0.12	10	1.74	0.71	—	—	65
Year ended 3-31-2016	10.87	0.12	14	1.71	0.54	—	—	46
Year ended 3-31-2015	10.92	0.75	13	1.72	0.52	—	—	39
Class C Shares								
Year ended 3-31-2019	10.74	2.20	45	1.65	1.16	—	—	83
Year ended 3-31-2018	10.64	-0.51	55	1.66	0.92	—	—	24
Year ended 3-31-2017	10.80	0.24	87	1.62	0.83	—	—	65
Year ended 3-31-2016	10.87	0.22	128	1.61	0.63	—	—	46
Year ended 3-31-2015	10.92	0.83	117	1.64	0.60	—	—	39
Class E Shares								
Year ended 3-31-2019	10.74	2.90	5	0.95	1.85	1.03	1.77	83
Year ended 3-31-2018	10.64	0.17	4	0.98	1.60	1.02	1.56	24
Year ended 3-31-2017	10.80	0.89	5	0.98	1.46	—	—	65
Year ended 3-31-2016	10.87	0.83	4	1.00	1.24	1.03	1.21	46
Year ended 3-31-2015	10.92	1.48	4	1.00	1.24	1.03	1.21	39
Class I Shares								
Year ended 3-31-2019	10.74	3.19	677	0.67	2.14	—	—	83
Year ended 3-31-2018	10.64	0.49	710	0.66	1.92	—	—	24
Year ended 3-31-2017	10.80	1.23	871	0.64	1.79	—	—	65
Year ended 3-31-2016	10.87	1.20	56	0.64	1.60	—	—	46
Year ended 3-31-2015	10.92	1.86	44	0.63	1.60	—	—	39
Class N Shares								
Year ended 3-31-2019	10.74	3.36	169	0.51	2.30	—	—	83
Year ended 3-31-2018	10.64	0.64	85	0.50	2.08	—	—	24
Year ended 3-31-2017	10.80	1.38	88	0.49	1.94	—	—	65
Year ended 3-31-2016	10.87	1.35	2	0.49	1.76	—	—	46
Year ended 3-31-2015[5]	10.92	1.31	3	0.48[6]	1.75[6]	—	—	39[7]
Class R Shares								
Year ended 3-31-2019	10.74	2.60	—*	1.26	1.54	—	—	83
Year ended 3-31-2018	10.64	-0.12	1	1.26	1.32	—	—	24
Year ended 3-31-2017	10.80	0.62	1	1.24	1.21	—	—	65
Year ended 3-31-2016	10.87	0.59	1	1.24	0.98	—	—	46
Year ended 3-31-2015	10.92	1.24	1	1.23	1.00	—	—	39
Class Y Shares								
Year ended 3-31-2019	10.74	2.95	7	0.91	1.89	0.91	1.89	83
Year ended 3-31-2018	10.64	0.25	11	0.89	1.69	0.91	1.67	24
Year ended 3-31-2017	10.80	0.99	16	0.88	1.57	0.89	1.56	65
Year ended 3-31-2016	10.87	0.95	16	0.88	1.35	0.89	1.34	46
Year ended 3-31-2015	10.92	1.59	21	0.88	1.35	0.89	1.34	39

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MANAGED INTERNATIONAL OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 11.87	$ 0.14	$(1.08)	$(0.94)	$ (0.16)	$(0.59)	$(0.75)
Year ended 3-31-2018	10.58	0.14	1.44	1.58	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.46	0.08	1.14	1.22	(0.10)	—	(0.10)
Year ended 3-31-2016	10.52	0.07	(1.06)	(0.99)	(0.07)	—	(0.07)
Year ended 3-31-2015	10.15	0.14	0.37	0.51	(0.14)	—	(0.14)
Class B Shares[5]							
Year ended 3-31-2019	11.61	0.04	(1.08)	(1.04)	(0.09)	(0.59)	(0.68)
Year ended 3-31-2018	10.35	0.03	1.44	1.47	(0.07)	(0.14)	(0.21)
Year ended 3-31-2017	9.25	0.01	1.13	1.14	(0.04)	—	(0.04)
Year ended 3-31-2016	10.33	(0.02)	(1.06)	(1.08)	—*	—	—*
Year ended 3-31-2015	9.99	0.06	0.36	0.42	(0.08)	—	(0.08)
Class C Shares							
Year ended 3-31-2019	11.64	0.06	(1.09)	(1.03)	(0.10)	(0.59)	(0.69)
Year ended 3-31-2018	10.38	0.07	1.41	1.48	(0.08)	(0.14)	(0.22)
Year ended 3-31-2017	9.28	0.02	1.13	1.15	(0.05)	—	(0.05)
Year ended 3-31-2016	10.36	0.00*	(1.07)	(1.07)	(0.01)	—	(0.01)
Year ended 3-31-2015	10.02	0.07	0.36	0.43	(0.09)	—	(0.09)
Class E Shares[6]							
Year ended 3-31-2019	11.89	0.16	(1.10)	(0.94)	(0.17)	(0.59)	(0.76)
Year ended 3-31-2018	10.59	0.15	1.44	1.59	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.47	0.11	1.12	1.23	(0.11)	—	(0.11)
Year ended 3-31-2016	10.53	0.08	(1.06)	(0.98)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.16	0.15	0.37	0.52	(0.15)	—	(0.15)
Class I Shares							
Year ended 3-31-2019	11.93	0.18	(1.09)	(0.91)	(0.19)	(0.59)	(0.78)
Year ended 3-31-2018	10.63	0.18	1.43	1.61	(0.17)	(0.14)	(0.31)
Year ended 3-31-2017	9.50	0.16	1.10	1.26	(0.13)	—	(0.13)
Year ended 3-31-2016	10.54	0.13	(1.08)	(0.95)	(0.09)	—	(0.09)
Year ended 3-31-2015	10.17	0.19	0.35	0.54	(0.17)	—	(0.17)
Class N Shares							
Year ended 3-31-2019	11.94	0.19	(1.10)	(0.91)	(0.19)	(0.59)	(0.78)
Year ended 3-31-2018[7]	11.17	0.17	0.90	1.07	(0.16)	(0.14)	(0.30)
Class R Shares							
Year ended 3-31-2019	11.83	0.13	(1.08)	(0.95)	(0.15)	(0.59)	(0.74)
Year ended 3-31-2018	10.55	0.13	1.42	1.55	(0.13)	(0.14)	(0.27)
Year ended 3-31-2017	9.44	0.09	1.11	1.20	(0.09)	—	(0.09)
Year ended 3-31-2016	10.50	0.06	(1.06)	(1.00)	(0.06)	—	(0.06)
Year ended 3-31-2015	10.13	0.13	0.37	0.50	(0.13)	—	(0.13)
Class Y Shares							
Year ended 3-31-2019	11.87	0.16	(1.09)	(0.93)	(0.17)	(0.59)	(0.76)
Year ended 3-31-2018	10.58	0.15	1.43	1.58	(0.15)	(0.14)	(0.29)
Year ended 3-31-2017	9.46	0.11	1.12	1.23	(0.11)	—	(0.11)
Year ended 3-31-2016	10.51	0.07	(1.04)	(0.97)	(0.08)	—	(0.08)
Year ended 3-31-2015	10.14	0.17	0.35	0.52	(0.15)	—	(0.15)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Does not include expenses of underlying Ivy Funds in which the Fund invests.

(4) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(5) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(6) Class share is closed to investment.

(7) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(8) Annualized.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver[3]	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3][4]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3][4]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$ 10.18	-7.32%	$ 66	0.49%	1.32%	0.51%	1.30%	71%
Year ended 3-31-2018	11.87	14.95	84	0.49	1.17	0.49	1.17	10
Year ended 3-31-2017	10.58	13.00	73	0.49	0.88	0.52	0.85	24
Year ended 3-31-2016	9.46	-9.41	188	0.46	0.71	—	—	37
Year ended 3-31-2015	10.52	5.17	228	0.48	1.36	—	—	4
Class B Shares[5]								
Year ended 3-31-2019	9.89	-8.43	—*	1.40	0.34	1.59	0.15	71
Year ended 3-31-2018	11.61	14.28	1	1.40	0.24	1.47	0.17	10
Year ended 3-31-2017	10.35	12.39	1	1.40	0.12	1.47	0.05	24
Year ended 3-31-2016	9.25	-10.42	2	1.40	-0.24	1.48	-0.32	37
Year ended 3-31-2015	10.33	4.28	2	1.36	0.60	—	—	4
Class C Shares								
Year ended 3-31-2019	9.92	-8.32	2	1.29	0.58	1.31	0.56	71
Year ended 3-31-2018	11.64	14.34	3	1.28	0.57	—	—	10
Year ended 3-31-2017	10.38	12.44	4	1.27	0.25	—	—	24
Year ended 3-31-2016	9.28	-10.30	5	1.27	-0.04	—	—	37
Year ended 3-31-2015	10.36	4.32	5	1.29	0.73	—	—	4
Class E Shares[6]								
Year ended 3-31-2019	10.19	-7.24	1	0.41	1.44	0.42	1.43	71
Year ended 3-31-2018	11.89	15.11	1	0.39	1.30	0.40	1.29	10
Year ended 3-31-2017	10.59	13.07	—*	0.39	1.16	—	—	24
Year ended 3-31-2016	9.47	-9.36	—*	0.39	0.79	—	—	37
Year ended 3-31-2015	10.53	5.25	—*	0.39	1.49	—	—	4
Class I Shares								
Year ended 3-31-2019	10.24	-7.03	109	0.16	1.59	0.19	1.56	71
Year ended 3-31-2018	11.93	15.23	142	0.16	1.55	0.18	1.53	10
Year ended 3-31-2017	10.63	13.32	109	0.16	1.56	0.16	1.56	24
Year ended 3-31-2016	9.50	-9.00	1	0.16	1.28	—	—	37
Year ended 3-31-2015	10.54	5.41	1	0.16	1.82	0.18	1.80	4
Class N Shares								
Year ended 3-31-2019	10.25	-7.03	—*	0.16	1.71	0.17	1.70	71
Year ended 3-31-2018[7]	11.94	9.67	—*	0.15[8]	1.89[8]	—	—	10[9]
Class R Shares								
Year ended 3-31-2019	10.14	-7.47	1	0.66	1.16	0.67	1.15	71
Year ended 3-31-2018	11.83	14.77	1	0.66	1.12	—	—	10
Year ended 3-31-2017	10.55	12.78	1	0.66	0.94	—	—	24
Year ended 3-31-2016	9.44	-9.55	1	0.64	0.55	—	—	37
Year ended 3-31-2015	10.50	5.07	1	0.63	1.26	—	—	4
Class Y Shares								
Year ended 3-31-2019	10.18	-7.24	1	0.38	1.44	0.43	1.39	71
Year ended 3-31-2018	11.87	15.03	1	0.38	1.30	0.40	1.28	10
Year ended 3-31-2017	10.58	13.10	1	0.38	1.15	0.42	1.11	24
Year ended 3-31-2016	9.46	-9.28	1	0.38	0.68	0.40	0.66	37
Year ended 3-31-2015	10.51	5.26	2	0.38	1.63	0.47	1.54	4

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$23.99	$ (0.13)	$ 3.56	$ 3.43	$—	$ (2.14)	$ (2.14)
Year ended 3-31-2018	20.81	(0.11)	5.11	5.00	—	(1.82)	(1.82)
Year ended 3-31-2017	18.96	(0.08)	2.71	2.63	—	(0.78)	(0.78)
Year ended 3-31-2016	23.43	(0.06)	(2.33)	(2.39)	—	(2.08)	(2.08)
Year ended 3-31-2015	23.45	(0.12)	2.49	2.37	—	(2.39)	(2.39)
Class B Shares[4]							
Year ended 3-31-2019	19.11	(0.27)	2.76	2.49	—	(2.14)	(2.14)
Year ended 3-31-2018	17.02	(0.23)	4.14	3.91	—	(1.82)	(1.82)
Year ended 3-31-2017	15.76	(0.20)	2.24	2.04	—	(0.78)	(0.78)
Year ended 3-31-2016	19.84	(0.19)	(1.96)	(2.15)	—	(1.93)	(1.93)
Year ended 3-31-2015	20.30	(0.25)	2.13	1.88	—	(2.34)	(2.34)
Class C Shares							
Year ended 3-31-2019	20.44	(0.26)	2.98	2.72	—	(2.14)	(2.14)
Year ended 3-31-2018	18.09	(0.24)	4.41	4.17	—	(1.82)	(1.82)
Year ended 3-31-2017	16.69	(0.20)	2.38	2.18	—	(0.78)	(0.78)
Year ended 3-31-2016	20.88	(0.19)	(2.07)	(2.26)	—	(1.93)	(1.93)
Year ended 3-31-2015	21.24	(0.26)	2.25	1.99	—	(2.35)	(2.35)
Class E Shares							
Year ended 3-31-2019	23.41	(0.14)	3.46	3.32	—	(2.14)	(2.14)
Year ended 3-31-2018	20.34	(0.11)	5.00	4.89	—	(1.82)	(1.82)
Year ended 3-31-2017	18.54	(0.09)	2.67	2.58	—	(0.78)	(0.78)
Year ended 3-31-2016	22.92	(0.08)	(2.29)	(2.37)	—	(2.01)	(2.01)
Year ended 3-31-2015	23.02	(0.19)	2.46	2.27	—	(2.37)	(2.37)
Class I Shares							
Year ended 3-31-2019	25.83	(0.04)	3.87	3.83	—	(2.14)	(2.14)
Year ended 3-31-2018	22.23	(0.05)	5.47	5.42	—	(1.82)	(1.82)
Year ended 3-31-2017	20.15	(0.03)	2.89	2.86	—	(0.78)	(0.78)
Year ended 3-31-2016	24.77	0.00*	(2.46)	(2.46)	—	(2.16)	(2.16)
Year ended 3-31-2015	24.60	(0.05)	2.63	2.58	—	(2.41)	(2.41)
Class N Shares							
Year ended 3-31-2019	26.02	(0.03)	3.91	3.88	—	(2.14)	(2.14)
Year ended 3-31-2018	22.35	(0.01)	5.50	5.49	—	(1.82)	(1.82)
Year ended 3-31-2017	20.22	0.00*	2.91	2.91	—	(0.78)	(0.78)
Year ended 3-31-2016	24.81	0.05	(2.48)	(2.43)	—	(2.16)	(2.16)
Year ended 3-31-2015[5]	24.38	(0.02)	2.84	2.82	—	(2.39)	(2.39)
Class R Shares							
Year ended 3-31-2019	23.40	(0.21)	3.46	3.25	—	(2.14)	(2.14)
Year ended 3-31-2018	20.40	(0.18)	5.00	4.82	—	(1.82)	(1.82)
Year ended 3-31-2017	18.65	(0.14)	2.67	2.53	—	(0.78)	(0.78)
Year ended 3-31-2016	23.08	(0.13)	(2.29)	(2.42)	—	(2.01)	(2.01)
Year ended 3-31-2015	23.18	(0.18)	2.45	2.27	—	(2.37)	(2.37)
Class Y Shares							
Year ended 3-31-2019	25.06	(0.13)	3.74	3.61	—	(2.14)	(2.14)
Year ended 3-31-2018	21.66	(0.10)	5.32	5.22	—	(1.82)	(1.82)
Year ended 3-31-2017	19.69	(0.08)	2.83	2.75	—	(0.78)	(0.78)
Year ended 3-31-2016	24.26	(0.06)	(2.41)	(2.47)	—	(2.10)	(2.10)
Year ended 3-31-2015	24.18	(0.11)	2.58	2.47	—	(2.39)	(2.39)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 1.30%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$25.28	15.72%	$1,668	1.23%	-0.53%	1.25%	-0.55%	38%
Year ended 3-31-2018	23.99	24.56	1,600	1.31[8]	-0.48	1.31	-0.48	26
Year ended 3-31-2017	20.81	13.99	428	1.31	-0.39	1.35	-0.43	14
Year ended 3-31-2016	18.96	-10.27	787	1.29	-0.30	—	—	38
Year ended 3-31-2015	23.43	10.73	1,025	1.28	-0.50	1.29	-0.51	35
Class B Shares[4]								
Year ended 3-31-2019	19.46	14.66	16	2.08	-1.38	2.10	-1.40	38
Year ended 3-31-2018	19.11	23.66	20	2.09	-1.26	—	—	26
Year ended 3-31-2017	17.02	13.07	17	2.10	-1.24	—	—	14
Year ended 3-31-2016	15.76	-10.95	19	2.05	-1.06	—	—	38
Year ended 3-31-2015	19.84	9.94	24	2.05	-1.26	—	—	35
Class C Shares								
Year ended 3-31-2019	21.02	14.90	207	1.94	-1.25	1.96	-1.27	38
Year ended 3-31-2018	20.44	23.64	203	2.02	-1.20	—	—	26
Year ended 3-31-2017	18.09	13.19	213	2.04	-1.16	—	—	14
Year ended 3-31-2016	16.69	-10.92	264	2.01	-1.02	—	—	38
Year ended 3-31-2015	20.88	10.00	343	2.01	-1.22	—	—	35
Class E Shares								
Year ended 3-31-2019	24.59	15.59	12	1.28	-0.59	1.47	-0.78	38
Year ended 3-31-2018	23.41	24.59	11	1.30	-0.48	1.57	-0.75	26
Year ended 3-31-2017	20.34	14.04	9	1.30	-0.47	1.65	-0.82	14
Year ended 3-31-2016	18.54	-10.41	7	1.41	-0.41	1.63	-0.63	38
Year ended 3-31-2015	22.92	10.46	7	1.60	-0.82	1.63	-0.85	35
Class I Shares								
Year ended 3-31-2019	27.52	16.12	2,250	0.85	-0.16	1.00	-0.31	38
Year ended 3-31-2018	25.83	24.89	1,869	1.03	-0.20	—	—	26
Year ended 3-31-2017	22.23	14.31	1,112	1.04	-0.15	—	—	14
Year ended 3-31-2016	20.15	-10.00	1,423	1.00	-0.01	—	—	38
Year ended 3-31-2015	24.77	11.09	2,933	0.99	-0.19	—	—	35
Class N Shares								
Year ended 3-31-2019	27.76	16.19	282	0.80	-0.11	0.85	-0.16	38
Year ended 3-31-2018	26.02	25.07	135	0.88	-0.05	—	—	26
Year ended 3-31-2017	22.35	14.51	65	0.87	-0.02	—	—	14
Year ended 3-31-2016	20.22	-9.85	77	0.85	0.24	—	—	38
Year ended 3-31-2015[5]	24.81	12.18	27	0.84[6]	-0.15[6]	—	—	35[7]
Class R Shares								
Year ended 3-31-2019	24.51	15.29	63	1.55	-0.86	1.57	-0.88	38
Year ended 3-31-2018	23.40	24.17	50	1.63	-0.80	—	—	26
Year ended 3-31-2017	20.40	13.68	55	1.62	-0.75	—	—	14
Year ended 3-31-2016	18.65	-10.55	71	1.60	-0.61	—	—	38
Year ended 3-31-2015	23.08	10.40	96	1.59	-0.80	—	—	35
Class Y Shares								
Year ended 3-31-2019	26.53	15.72	295	1.21	-0.51	1.23	-0.53	38
Year ended 3-31-2018	25.06	24.61	259	1.27	-0.44	—	—	26
Year ended 3-31-2017	21.66	14.08	321	1.26	-0.38	—	—	14
Year ended 3-31-2016	19.69	-10.26	471	1.24	-0.25	—	—	38
Year ended 3-31-2015	24.26	10.82	706	1.23	-0.44	—	—	35

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MID CAP INCOME OPPORTUNITIES FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$13.76	$0.21	$0.51	$0.72	$(0.20)	$(0.30)	$(0.50)
Year ended 3-31-2018	12.68	0.18	1.08	1.26	(0.18)	—	(0.18)
Year ended 3-31-2017	10.93	0.15	1.71	1.86	(0.11)	—	(0.11)
Year ended 3-31-2016	11.10	0.15	(0.15)	0.00*	(0.15)	(0.02)	(0.17)
Year ended 3-31-2015[4]	10.00	0.10	1.05	1.15	(0.05)	—*	(0.05)
Class C Shares							
Year ended 3-31-2019	13.70	0.11	0.51	0.62	(0.10)	(0.30)	(0.40)
Year ended 3-31-2018	12.62	0.08	1.08	1.16	(0.08)	—	(0.08)
Year ended 3-31-2017	10.91	0.07	1.70	1.77	(0.06)	—	(0.06)
Year ended 3-31-2016	11.10	0.08	(0.16)	(0.08)	(0.09)	(0.02)	(0.11)
Year ended 3-31-2015[4]	10.00	0.05	1.07	1.12	(0.02)	—*	(0.02)
Class E Shares							
Year ended 3-31-2019	13.77	0.24	0.50	0.74	(0.22)	(0.30)	(0.52)
Year ended 3-31-2018	12.68	0.20	1.09	1.29	(0.20)	—	(0.20)
Year ended 3-31-2017	10.93	0.18	1.70	1.88	(0.13)	—	(0.13)
Year ended 3-31-2016	11.11	0.16	(0.16)	0.00*	(0.16)	(0.02)	(0.18)
Year ended 3-31-2015[4]	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)
Class I Shares							
Year ended 3-31-2019	13.78	0.25	0.51	0.76	(0.24)	(0.30)	(0.54)
Year ended 3-31-2018	12.70	0.21	1.09	1.30	(0.22)	—	(0.22)
Year ended 3-31-2017	10.94	0.19	1.72	1.91	(0.15)	—	(0.15)
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Year ended 3-31-2015[4]	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class N Shares							
Year ended 3-31-2019	13.78	0.27	0.52	0.79	(0.26)	(0.30)	(0.56)
Year ended 3-31-2018	12.70	0.23	1.09	1.32	(0.24)	—	(0.24)
Year ended 3-31-2017	10.94	0.20	1.71	1.91	(0.15)	—	(0.15)
Year ended 3-31-2016	11.11	0.19	(0.16)	0.03	(0.18)	(0.02)	(0.20)
Year ended 3-31-2015[4]	10.00	0.10	1.08	1.18	(0.07)	—*	(0.07)
Class R Shares							
Year ended 3-31-2019	13.74	0.17	0.51	0.68	(0.16)	(0.30)	(0.46)
Year ended 3-31-2018	12.65	0.13	1.09	1.22	(0.13)	—	(0.13)
Year ended 3-31-2017	10.92	0.12	1.69	1.81	(0.08)	—	(0.08)
Year ended 3-31-2016	11.10	0.11	(0.16)	(0.05)	(0.11)	(0.02)	(0.13)
Year ended 3-31-2015[4]	10.00	0.06	1.07	1.13	(0.03)	—*	(0.03)
Class Y Shares							
Year ended 3-31-2019	13.76	0.22	0.50	0.72	(0.20)	(0.30)	(0.50)
Year ended 3-31-2018	12.68	0.18	1.08	1.26	(0.18)	—	(0.18)
Year ended 3-31-2017	10.93	0.15	1.71	1.86	(0.11)	—	(0.11)
Year ended 3-31-2016	11.11	0.16	(0.17)	(0.01)	(0.15)	(0.02)	(0.17)
Year ended 3-31-2015[4]	10.00	0.09	1.07	1.16	(0.05)	—*	(0.05)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) For the period from October 1, 2014 (commencement of operations of the class) through March 31, 2015.

(5) Annualized.

(6) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(7) Ratio of expenses to average net assets excluding offering cost was 1.31%.

(8) Ratio of expenses to average net assets excluding offering cost was 1.16%.

(9) Ratio of expenses to average net assets excluding offering cost was 2.03%.

(10) Ratio of expenses to average net assets excluding offering cost was 1.88%.

(11) Ratio of expenses to average net assets excluding offering cost was 1.26%.

(12) Ratio of expenses to average net assets excluding offering cost was 1.11%.

(13) Ratio of expenses to average net assets excluding offering cost was 1.01%.

(14) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(15) Ratio of expenses to average net assets excluding offering cost was 1.76%.

(16) Ratio of expenses to average net assets excluding offering cost was 1.61%.

(17) Ratio of expenses to average net assets excluding offering cost was 1.01%.

(18) Ratio of expenses to average net assets excluding offering cost was 0.86%.

(19) Ratio of expenses to average net assets excluding offering cost was 1.31%.

(20) Ratio of expenses to average net assets excluding offering cost was 1.16%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$13.98	5.37%	$135	1.35%	1.51%	1.37%	1.49%	17%
Year ended 3-31-2018	13.76	9.98	103	1.35	1.34	1.40	1.29	42
Year ended 3-31-2017	12.68	17.10	119	1.35	1.27	1.45	1.17	28
Year ended 3-31-2016	10.93	0.06	95	1.35[7]	1.44	1.66	1.13	26
Year ended 3-31-2015[4]	11.10	11.56	43	1.35[5][8]	1.83[5]	1.60[5]	1.58[5]	10[6]
Class C Shares								
Year ended 3-31-2019	13.92	4.58	17	2.07	0.79	2.12	0.74	17
Year ended 3-31-2018	13.70	9.30	11	2.07	0.63	2.17	0.53	42
Year ended 3-31-2017	12.62	16.19	15	2.07	0.51	2.13	0.45	28
Year ended 3-31-2016	10.91	-0.70	5	2.07[9]	0.72	2.28	0.51	26
Year ended 3-31-2015[4]	11.10	11.26	3	2.07[5][10]	0.98[5]	2.22[5]	0.83[5]	10[6]
Class E Shares								
Year ended 3-31-2019	13.99	5.54	3	1.18	1.69	—	—	17
Year ended 3-31-2018	13.77	10.25	3	1.18	1.50	—	—	42
Year ended 3-31-2017	12.68	17.21	3	1.23	1.47	—	—	28
Year ended 3-31-2016	10.93	0.01	2	1.30[11]	1.50	1.41	1.39	26
Year ended 3-31-2015[4]	11.11	11.68	2	1.30[5][12]	1.70[5]	1.42[5]	1.58[5]	10[6]
Class I Shares								
Year ended 3-31-2019	14.00	5.67	431	1.05	1.81	1.09	1.77	17
Year ended 3-31-2018	13.78	10.30	166	1.05	1.62	1.12	1.55	42
Year ended 3-31-2017	12.70	17.49	174	1.04	1.49	1.11	1.42	28
Year ended 3-31-2016	10.94	0.28	8	1.05[13]	1.76	1.30	1.51	26
Year ended 3-31-2015[4]	11.11	11.81	9	1.05[5][14]	1.97[5]	1.32[5]	1.70[5]	10[6]
Class N Shares								
Year ended 3-31-2019	14.01	5.85	60	0.94	1.92	—	—	17
Year ended 3-31-2018	13.78	10.43	48	0.95	1.70	—	—	42
Year ended 3-31-2017	12.70	17.54	5	0.98	1.65	—	—	28
Year ended 3-31-2016	10.94	0.28	3	1.05[15]	1.75	1.16	1.64	26
Year ended 3-31-2015[4]	11.11	11.81	3	1.05[5][16]	1.97[5]	1.18[5]	1.84[5]	10[6]
Class R Shares								
Year ended 3-31-2019	13.96	5.05	3	1.67	1.19	—	—	17
Year ended 3-31-2018	13.74	9.66	3	1.68	1.00	—	—	42
Year ended 3-31-2017	12.65	16.58	3	1.73	0.97	—	—	28
Year ended 3-31-2016	10.92	-0.41	2	1.80[17]	1.00	1.91	0.89	26
Year ended 3-31-2015[4]	11.10	11.38	2	1.80[5][18]	1.20[5]	1.92[5]	1.08[5]	10[6]
Class Y Shares								
Year ended 3-31-2019	13.98	5.45	14	1.33	1.54	—	—	17
Year ended 3-31-2018	13.76	9.99	6	1.35	1.33	1.36	1.32	42
Year ended 3-31-2017	12.68	17.10	8	1.35	1.28	1.37	1.26	28
Year ended 3-31-2016	10.93	-0.03	5	1.35[19]	1.46	1.58	1.23	26
Year ended 3-31-2015[4]	11.11	11.66	4	1.35[5][20]	1.73[5]	1.57[5]	1.51[5]	10[6]

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 11.72	$0.40	$(0.03)	$ 0.37	$(0.39)	$—	$(0.39)
Year ended 3-31-2018	11.82	0.42	(0.15)	0.27	(0.37)	—	(0.37)
Year ended 3-31-2017	12.13	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)
Class B Shares[4]							
Year ended 3-31-2019	11.72	0.31	(0.02)	0.29	(0.31)	—	(0.31)
Year ended 3-31-2018	11.82	0.29	(0.13)	0.16	(0.26)	—	(0.26)
Year ended 3-31-2017	12.13	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Class C Shares							
Year ended 3-31-2019	11.72	0.30	(0.01)	0.29	(0.31)	—	(0.31)
Year ended 3-31-2018	11.82	0.29	(0.13)	0.16	(0.26)	—	(0.26)
Year ended 3-31-2017	12.13	0.19	(0.31)	(0.12)	(0.19)	—	(0.19)
Year ended 3-31-2016	12.07	0.19	0.06	0.25	(0.19)	—	(0.19)
Year ended 3-31-2015	11.74	0.22	0.33	0.55	(0.22)	—	(0.22)
Class I Shares							
Year ended 3-31-2019	11.72	0.42	(0.02)	0.40	(0.42)	—	(0.42)
Year ended 3-31-2018	11.82	0.43	(0.15)	0.28	(0.38)	—	(0.38)
Year ended 3-31-2017	12.13	0.31	(0.32)	(0.01)	(0.30)	—	(0.30)
Year ended 3-31-2016	12.07	0.31	0.05	0.36	(0.30)	—	(0.30)
Year ended 3-31-2015	11.74	0.33	0.34	0.67	(0.34)	—	(0.34)
Class N Shares							
Year ended 3-31-2019	11.72	0.43	(0.02)	0.41	(0.43)	—	(0.43)
Year ended 3-31-2018[5]	11.90	0.33	(0.21)	0.12	(0.30)	—	(0.30)
Class Y Shares							
Year ended 3-31-2019	11.72	0.40	(0.02)	0.38	(0.40)	—	(0.40)
Year ended 3-31-2018	11.82	0.38	(0.12)	0.26	(0.36)	—	(0.36)
Year ended 3-31-2017	12.13	0.28	(0.31)	(0.03)	(0.28)	—	(0.28)
Year ended 3-31-2016	12.07	0.28	0.06	0.34	(0.28)	—	(0.28)
Year ended 3-31-2015	11.74	0.31	0.33	0.64	(0.31)	—	(0.31)

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 0.86%.

(9) Expense ratio based on the period excluding reorganization expenses was 0.74%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$ 11.70	3.28%	$476	0.84%	3.38%	0.90%	3.32%	7%
Year ended 3-31-2018	11.72	2.28	523	0.87[8]	3.52	0.92	3.47	0
Year ended 3-31-2017	11.82	-0.26	68	0.98	2.28	—	—	14
Year ended 3-31-2016	12.13	2.87	184	0.99	2.35	—	—	4
Year ended 3-31-2015	12.07	5.51	148	1.01	2.60	—	—	8
Class B Shares[4]								
Year ended 3-31-2019	11.70	2.56	1	1.64	2.60	—	—	7
Year ended 3-31-2018	11.72	1.38	2	1.74	2.44	—	—	0
Year ended 3-31-2017	11.82	-1.02	2	1.74	1.56	—	—	14
Year ended 3-31-2016	12.13	2.11	2	1.73	1.62	—	—	4
Year ended 3-31-2015	12.07	4.71	2	1.77	1.87	—	—	8
Class C Shares								
Year ended 3-31-2019	11.70	2.50	19	1.70	2.53	—	—	7
Year ended 3-31-2018	11.72	1.39	24	1.74	2.46	—	—	0
Year ended 3-31-2017	11.82	-1.01	25	1.73	1.57	—	—	14
Year ended 3-31-2016	12.13	2.12	31	1.73	1.61	—	—	4
Year ended 3-31-2015	12.07	4.72	24	1.76	1.86	—	—	8
Class I Shares								
Year ended 3-31-2019	11.70	3.53	315	0.70	3.52	0.73	3.49	7
Year ended 3-31-2018	11.72	2.36	326	0.75[9]	3.58	0.75	3.58	0
Year ended 3-31-2017	11.82	-0.08	96	0.79	2.56	—	—	14
Year ended 3-31-2016	12.13	3.09	9	0.78	2.55	—	—	4
Year ended 3-31-2015	12.07	5.73	5	0.80	2.75	—	—	8
Class N Shares								
Year ended 3-31-2019	11.70	3.62	1	0.59	3.62	—	—	7
Year ended 3-31-2018[5]	11.72	1.09	1	0.60[6]	3.74[6]	—	—	0 [7]
Class Y Shares								
Year ended 3-31-2019	11.70	3.35	1	0.84	3.37	0.97	3.24	7
Year ended 3-31-2018	11.72	2.23	1	0.90[8]	3.22	1.02	3.10	0
Year ended 3-31-2017	11.82	-0.26	1	0.98	2.33	1.03	2.28	14
Year ended 3-31-2016	12.13	2.87	1	0.99	2.35	1.03	2.31	4
Year ended 3-31-2015	12.07	5.52	1	1.01	2.60	1.05	2.56	8

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY MUNICIPAL HIGH INCOME FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$5.05	$0.22	$(0.03)	$ 0.19	$(0.22)	$—	$(0.22)
Year ended 3-31-2018	5.09	0.16	0.00*	0.16	(0.20)	—*	(0.20)
Year ended 3-31-2017	5.28	0.23	(0.19)	0.04	(0.23)	—	(0.23)
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)
Class B Shares[4]							
Year ended 3-31-2019	5.05	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2018	5.09	0.18	(0.05)	0.13	(0.17)	—*	(0.17)
Year ended 3-31-2017	5.28	0.19	(0.19)	0.00*	(0.19)	—	(0.19)
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Class C Shares							
Year ended 3-31-2019	5.05	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2018	5.09	0.19	(0.06)	0.13	(0.17)	—*	(0.17)
Year ended 3-31-2017	5.28	0.19	(0.19)	0.00*	(0.19)	—	(0.19)
Year ended 3-31-2016	5.31	0.18	(0.03)	0.15	(0.18)	—	(0.18)
Year ended 3-31-2015	5.03	0.19	0.28	0.47	(0.19)	—	(0.19)
Class I Shares							
Year ended 3-31-2019	5.05	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2018	5.09	0.23	(0.06)	0.17	(0.21)	—*	(0.21)
Year ended 3-31-2017	5.28	0.24	(0.19)	0.05	(0.24)	—	(0.24)
Year ended 3-31-2016	5.31	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2015	5.03	0.24	0.28	0.52	(0.24)	—	(0.24)
Class N Shares							
Year ended 3-31-2019	5.05	0.23	(0.03)	0.20	(0.23)	—	(0.23)
Year ended 3-31-2018[5]	5.11	0.17	(0.07)	0.10	(0.16)	—*	(0.16)
Class Y Shares							
Year ended 3-31-2019	5.05	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2018	5.09	0.23	(0.07)	0.16	(0.20)	—*	(0.20)
Year ended 3-31-2017	5.28	0.23	(0.19)	0.04	(0.23)	—	(0.23)
Year ended 3-31-2016	5.31	0.22	(0.03)	0.19	(0.22)	—	(0.22)
Year ended 3-31-2015	5.03	0.23	0.28	0.51	(0.23)	—	(0.23)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(8) Expense ratio based on the period excluding reorganization expenses was 0.67%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$5.02	3.76%	$665	0.87%	4.32%	—%	—%	10%
Year ended 3-31-2018	5.05	3.35	732	0.88	3.17	—	—	3
Year ended 3-31-2017	5.09	0.65	235	0.87	4.27	—	—	8
Year ended 3-31-2016	5.28	3.61	389	0.86	4.19	0.88	4.17	4
Year ended 3-31-2015	5.31	10.29	377	0.85	4.46	0.87	4.44	9
Class B Shares[4]								
Year ended 3-31-2019	5.02	3.06	6	1.58	3.64	1.58	3.64	10
Year ended 3-31-2018	5.05	2.57	9	1.62	3.63	1.72	3.53	3
Year ended 3-31-2017	5.09	-0.11	11	1.62	3.52	1.63	3.51	8
Year ended 3-31-2016	5.28	2.84	14	1.62	3.43	1.64	3.41	4
Year ended 3-31-2015	5.31	9.44	15	1.62	3.69	1.64	3.67	9
Class C Shares								
Year ended 3-31-2019	5.02	3.06	106	1.58	3.63	1.63	3.58	10
Year ended 3-31-2018	5.05	2.61	143	1.58	3.67	1.64	3.61	3
Year ended 3-31-2017	5.09	-0.07	182	1.58	3.56	1.60	3.54	8
Year ended 3-31-2016	5.28	2.87	237	1.58	3.47	1.60	3.45	4
Year ended 3-31-2015	5.31	9.50	238	1.58	3.72	1.60	3.70	9
Class I Shares								
Year ended 3-31-2019	5.02	4.04	413	0.64	4.57	0.71	4.50	10
Year ended 3-31-2018	5.05	3.56	520	0.68[8]	4.49	0.72	4.45	3
Year ended 3-31-2017	5.09	0.84	617	0.68	4.46	0.69	4.45	8
Year ended 3-31-2016	5.28	3.80	701	0.67	4.38	0.69	4.36	4
Year ended 3-31-2015	5.31	10.50	703	0.68	4.62	0.70	4.60	9
Class N Shares								
Year ended 3-31-2019	5.02	4.13	1	0.57	4.56	—	—	10
Year ended 3-31-2018[5]	5.05	2.07	—*	0.58[6]	4.55[6]	—	—	3[7]
Class Y Shares								
Year ended 3-31-2019	5.02	3.79	7	0.87	4.36	0.96	4.27	10
Year ended 3-31-2018	5.05	3.35	10	0.88	4.44	0.98	4.34	3
Year ended 3-31-2017	5.09	0.65	15	0.86	4.28	0.95	4.19	8
Year ended 3-31-2016	5.28	3.60	21	0.86	4.19	0.95	4.10	4
Year ended 3-31-2015	5.31	10.35	21	0.85	4.39	0.95	4.29	9

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY PZENA INTERNATIONAL VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$18.08	$ 0.16	$ (1.33)	$ (1.17)	$(0.07)	$(1.91)	$ (1.98)
Year ended 3-31-2018	17.15	0.08	1.00	1.08	(0.15)	—	(0.15)
Year ended 3-31-2017	14.33	0.14	2.74	2.88	(0.06)	—	(0.06)
Year ended 3-31-2016	16.52	0.13	(2.19)	(2.06)	(0.13)	—	(0.13)
Year ended 3-31-2015	17.96	0.04	(1.48)	(1.44)	—	—	—
Class B Shares[4]							
Year ended 3-31-2019	16.34	(0.11)	(1.20)	(1.31)	—	(1.87)	(1.87)
Year ended 3-31-2018	15.58	(0.14)	0.90	0.76	—	—	—
Year ended 3-31-2017	13.15	(0.07)	2.50	2.43	—	—	—
Year ended 3-31-2016	15.20	(0.04)	(2.01)	(2.05)	—	—	—
Year ended 3-31-2015	16.72	(0.15)	(1.37)	(1.52)	—	—	—
Class C Shares							
Year ended 3-31-2019	16.99	0.06	(1.25)	(1.19)	—	(1.91)	(1.91)
Year ended 3-31-2018	16.12	(0.03)	0.94	0.91	(0.04)	—	(0.04)
Year ended 3-31-2017	13.50	0.03	2.59	2.62	—	—	—
Year ended 3-31-2016	15.56	0.04	(2.06)	(2.02)	(0.04)	—	(0.04)
Year ended 3-31-2015	17.03	(0.07)	(1.40)	(1.47)	—	—	—
Class I Shares							
Year ended 3-31-2019	18.48	0.24	(1.37)	(1.13)	(0.14)	(1.91)	(2.05)
Year ended 3-31-2018	17.53	0.17	1.01	1.18	(0.23)	—	(0.23)
Year ended 3-31-2017	14.64	0.16	2.87	3.03	(0.14)	—	(0.14)
Year ended 3-31-2016	16.94	0.21	(2.25)	(2.04)	(0.26)	—	(0.26)
Year ended 3-31-2015	18.33	0.12	(1.51)	(1.39)	—	—	—
Class N Shares							
Year ended 3-31-2019	18.53	0.28	(1.39)	(1.11)	(0.17)	(1.91)	(2.08)
Year ended 3-31-2018	17.57	0.21	1.01	1.22	(0.26)	—	(0.26)
Year ended 3-31-2017	14.68	0.22	2.83	3.05	(0.16)	—	(0.16)
Year ended 3-31-2016	16.95	0.24	(2.25)	(2.01)	(0.26)	—	(0.26)
Year ended 3-31-2015[5]	18.57	0.08	(1.70)	(1.62)	—	—	—
Class R Shares							
Year ended 3-31-2019	18.05	0.14	(1.33)	(1.19)	(0.05)	(1.91)	(1.96)
Year ended 3-31-2018	17.13	0.06	0.99	1.05	(0.13)	—	(0.13)
Year ended 3-31-2017	14.32	0.10	2.76	2.86	(0.05)	—	(0.05)
Year ended 3-31-2016	16.47	0.11	(2.17)	(2.06)	(0.09)	—	(0.09)
Year ended 3-31-2015	17.94	0.02	(1.49)	(1.47)	—	—	—
Class Y Shares							
Year ended 3-31-2019	18.33	0.20	(1.36)	(1.16)	(0.10)	(1.91)	(2.01)
Year ended 3-31-2018	17.39	0.12	1.01	1.13	(0.19)	—	(0.19)
Year ended 3-31-2017	14.53	0.16	2.80	2.96	(0.10)	—	(0.10)
Year ended 3-31-2016	16.77	0.17	(2.23)	(2.06)	(0.18)	—	(0.18)
Year ended 3-31-2015	18.20	0.07	(1.50)	(1.43)	—	—	—

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income (Loss) to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$14.93	-6.19%	$ 75	1.55%	0.99%	1.75%	0.79%	85%
Year ended 3-31-2018	18.08	6.30	96	1.59	0.47	1.75	0.31	33
Year ended 3-31-2017	17.15	20.10	98	1.65	0.91	1.81	0.75	51
Year ended 3-31-2016	14.33	-12.51	192	1.60	0.86	1.75	0.71	18
Year ended 3-31-2015	16.52	-8.02	288	1.56	0.24	1.70	0.10	28
Class B Shares[4]								
Year ended 3-31-2019	13.16	-7.75	—*	3.19	-0.68	3.39	-0.88	85
Year ended 3-31-2018	16.34	4.88	1	2.96	-0.86	3.12	-1.02	33
Year ended 3-31-2017	15.58	18.48	1	2.94	-0.53	3.10	-0.69	51
Year ended 3-31-2016	13.15	-13.49	1	2.77	-0.30	2.92	-0.45	18
Year ended 3-31-2015	15.20	-9.09	2	2.73	-0.91	2.87	-1.05	28
Class C Shares								
Year ended 3-31-2019	13.89	-6.74	2	2.13	0.39	2.33	0.19	85
Year ended 3-31-2018	16.99	5.65	3	2.19	-0.18	2.35	-0.34	33
Year ended 3-31-2017	16.12	19.41	14	2.21	0.19	2.37	0.03	51
Year ended 3-31-2016	13.50	-12.98	15	2.20	0.25	2.35	0.10	18
Year ended 3-31-2015	15.56	-8.63	19	2.19	-0.39	2.33	-0.53	28
Class I Shares								
Year ended 3-31-2019	15.30	-5.79	95	1.12	1.43	1.32	1.23	85
Year ended 3-31-2018	18.48	6.73	77	1.16	0.91	1.32	0.75	33
Year ended 3-31-2017	17.53	20.70	96	1.17	0.96	1.33	0.80	51
Year ended 3-31-2016	14.64	-12.11	4	1.14	1.32	1.29	1.17	18
Year ended 3-31-2015	16.94	-7.58	5	1.12	0.64	1.26	0.50	28
Class N Shares								
Year ended 3-31-2019	15.34	-5.66	105	0.91	1.72	1.11	1.52	85
Year ended 3-31-2018	18.53	6.94	—*	0.99	1.18	1.15	1.02	33
Year ended 3-31-2017	17.57	20.81	1	1.00	1.41	1.16	1.25	51
Year ended 3-31-2016	14.68	-11.92	1	0.98	1.48	1.13	1.33	18
Year ended 3-31-2015[5]	16.95	-8.72	1	0.95[6]	0.72[6]	1.09[6]	0.58[6]	28[7]
Class R Shares								
Year ended 3-31-2019	14.90	-6.33	—*	1.69	0.85	1.89	0.65	85
Year ended 3-31-2018	18.05	6.13	—*	1.72	0.32	1.88	0.16	33
Year ended 3-31-2017	17.13	19.96	—*	1.75	0.64	1.91	0.48	51
Year ended 3-31-2016	14.32	-12.53	—*	1.73	0.73	1.88	0.58	18
Year ended 3-31-2015	16.47	-8.19	—*	1.72	0.09	1.86	-0.05	28
Class Y Shares								
Year ended 3-31-2019	15.16	-6.04	2	1.36	1.17	1.56	0.97	85
Year ended 3-31-2018	18.33	6.48	2	1.39	0.66	1.55	0.50	33
Year ended 3-31-2017	17.39	20.38	2	1.41	1.00	1.57	0.84	51
Year ended 3-31-2016	14.53	-12.32	2	1.40	1.13	1.55	0.98	18
Year ended 3-31-2015	16.77	-7.86	3	1.38	0.41	1.52	0.27	28

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SECURIAN CORE BOND FUND

	Net Asset Value, Beginning of Period	Net Investment Income[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$10.57	$0.32	$ 0.09	$ 0.41	$(0.32)	$—	$(0.32)
Year ended 3-31-2018	10.62	0.28	(0.04)	0.24	(0.29)	—	(0.29)
Year ended 3-31-2017	10.54	0.24	0.11	0.35	(0.27)	—	(0.27)
Year ended 3-31-2016	10.78	0.24	(0.22)	0.02	(0.26)	—	(0.26)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)
Class B Shares[4]							
Year ended 3-31-2019	10.57	0.23	0.09	0.32	(0.23)	—	(0.23)
Year ended 3-31-2018	10.62	0.18	(0.04)	0.14	(0.19)	—	(0.19)
Year ended 3-31-2017	10.54	0.14	0.10	0.24	(0.16)	—	(0.16)
Year ended 3-31-2016	10.78	0.14	(0.22)	(0.08)	(0.16)	—	(0.16)
Year ended 3-31-2015	10.46	0.13	0.35	0.48	(0.16)	—	(0.16)
Class C Shares							
Year ended 3-31-2019	10.57	0.25	0.09	0.34	(0.25)	—	(0.25)
Year ended 3-31-2018	10.62	0.20	(0.04)	0.16	(0.21)	—	(0.21)
Year ended 3-31-2017	10.54	0.17	0.10	0.27	(0.19)	—	(0.19)
Year ended 3-31-2016	10.78	0.16	(0.22)	(0.06)	(0.18)	—	(0.18)
Year ended 3-31-2015	10.46	0.15	0.35	0.50	(0.18)	—	(0.18)
Class E Shares							
Year ended 3-31-2019	10.57	0.32	0.09	0.41	(0.32)	—	(0.32)
Year ended 3-31-2018	10.62	0.28	(0.04)	0.24	(0.29)	—	(0.29)
Year ended 3-31-2017	10.54	0.25	0.10	0.35	(0.27)	—	(0.27)
Year ended 3-31-2016	10.78	0.24	(0.23)	0.01	(0.25)	—	(0.25)
Year ended 3-31-2015	10.46	0.22	0.35	0.57	(0.25)	—	(0.25)
Class I Shares							
Year ended 3-31-2019	10.57	0.37	0.09	0.46	(0.37)	—	(0.37)
Year ended 3-31-2018	10.62	0.33	(0.04)	0.29	(0.34)	—	(0.34)
Year ended 3-31-2017	10.54	0.29	0.09	0.38	(0.30)	—	(0.30)
Year ended 3-31-2016	10.78	0.27	(0.22)	0.05	(0.29)	—	(0.29)
Year ended 3-31-2015	10.46	0.26	0.35	0.61	(0.29)	—	(0.29)
Class N Shares							
Year ended 3-31-2019	10.57	0.37	0.09	0.46	(0.37)	—	(0.37)
Year ended 3-31-2018	10.62	0.33	(0.04)	0.29	(0.34)	—	(0.34)
Year ended 3-31-2017	10.54	0.30	0.10	0.40	(0.32)	—	(0.32)
Year ended 3-31-2016	10.78	0.29	(0.23)	0.06	(0.30)	—	(0.30)
Year ended 3-31-2015[5]	10.58	0.18	0.22	0.40	(0.20)	—	(0.20)
Class R Shares							
Year ended 3-31-2019	10.57	0.29	0.09	0.38	(0.29)	—	(0.29)
Year ended 3-31-2018	10.62	0.25	(0.03)	0.22	(0.27)	—	(0.27)
Year ended 3-31-2017	10.54	0.22	0.10	0.32	(0.24)	—	(0.24)
Year ended 3-31-2016	10.78	0.20	(0.21)	(0.02)	(0.22)	—	(0.22)
Year ended 3-31-2015	10.46	0.20	0.35	0.55	(0.23)	—	(0.23)
Class Y Shares							
Year ended 3-31-2019	10.57	0.33	0.09	0.42	(0.33)	—	(0.33)
Year ended 3-31-2018	10.62	0.29	(0.04)	0.25	(0.30)	—	(0.30)
Year ended 3-31-2017	10.54	0.26	0.10	0.36	(0.28)	—	(0.28)
Year ended 3-31-2016	10.78	0.25	(0.23)	0.02	(0.26)	—	(0.26)
Year ended 3-31-2015	10.46	0.23	0.35	0.58	(0.26)	—	(0.26)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Income to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$10.66	3.96%	$ 177	1.02%	2.95%	1.05%	2.92%	91%
Year ended 3-31-2018	10.57	2.26	200	1.04	2.60	1.07	2.57	163
Year ended 3-31-2017	10.62	3.30	206	1.05	2.28	1.06	2.27	190
Year ended 3-31-2016	10.54	0.21	704	1.02	2.32	—	—	213
Year ended 3-31-2015	10.78	5.58	695	1.02	2.17	—	—	182
Class B Shares[4]								
Year ended 3-31-2019	10.66	3.12	2	1.83	2.13	1.86	2.10	91
Year ended 3-31-2018	10.57	1.33	3	1.96	1.68	1.99	1.65	163
Year ended 3-31-2017	10.62	2.32	5	2.02	1.33	2.03	1.32	190
Year ended 3-31-2016	10.54	-0.73	7	1.96	1.37	—	—	213
Year ended 3-31-2015	10.78	4.56	6	2.00	1.19	—	—	182
Class C Shares								
Year ended 3-31-2019	10.66	3.25	13	1.71	2.26	1.74	2.23	91
Year ended 3-31-2018	10.57	1.51	16	1.77	1.87	1.80	1.84	163
Year ended 3-31-2017	10.62	2.59	26	1.76	1.60	1.77	1.59	190
Year ended 3-31-2016	10.54	-0.55	33	1.78	1.56	—	—	213
Year ended 3-31-2015	10.78	4.76	28	1.80	1.38	—	—	182
Class E Shares								
Year ended 3-31-2019	10.66	3.96	3	1.02	2.95	1.27	2.70	91
Year ended 3-31-2018	10.57	2.27	4	1.03	2.61	1.24	2.40	163
Year ended 3-31-2017	10.62	3.31	4	1.05	2.31	1.23	2.13	190
Year ended 3-31-2016	10.54	0.15	4	1.08	2.26	1.32	2.02	213
Year ended 3-31-2015	10.78	5.45	4	1.14	2.05	1.35	1.84	182
Class I Shares								
Year ended 3-31-2019	10.66	4.46	586	0.54	3.43	0.74	3.23	91
Year ended 3-31-2018	10.57	2.77	525	0.54	3.10	0.74	2.90	163
Year ended 3-31-2017	10.62	3.68	458	0.69	2.70	0.74	2.65	190
Year ended 3-31-2016	10.54	0.49	14	0.74	2.58	—	—	213
Year ended 3-31-2015	10.78	5.90	7	0.74	2.44	—	—	182
Class N Shares								
Year ended 3-31-2019	10.66	4.46	110	0.54	3.41	0.58	3.37	91
Year ended 3-31-2018	10.57	2.77	195	0.54	3.10	0.58	3.06	163
Year ended 3-31-2017	10.62	3.80	2	0.58	2.77	0.59	2.76	190
Year ended 3-31-2016	10.54	0.64	2	0.59	2.75	—	—	213
Year ended 3-31-2015[5]	10.78	3.81	1	0.58[6]	2.54[6]	—	—	182[7]
Class R Shares								
Year ended 3-31-2019	10.66	3.67	1	1.30	2.67	1.33	2.64	91
Year ended 3-31-2018	10.57	2.04	2	1.29	2.31	1.32	2.28	163
Year ended 3-31-2017	10.62	3.04	8	1.32	2.07	1.33	2.06	190
Year ended 3-31-2016	10.54	-0.11	3	1.34	1.89	—	—	213
Year ended 3-31-2015	10.78	5.27	—*	1.32	1.87	—	—	182
Class Y Shares								
Year ended 3-31-2019	10.66	4.04	5	0.95	3.03	0.98	3.00	91
Year ended 3-31-2018	10.57	2.35	5	0.95	2.69	0.98	2.66	163
Year ended 3-31-2017	10.62	3.39	5	0.97	2.39	0.98	2.38	190
Year ended 3-31-2016	10.54	0.26	3	0.98	2.35	—	—	213
Year ended 3-31-2015	10.78	5.62	3	0.99	2.20	—	—	182

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP CORE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$18.29	$(0.09)	$ 1.04	$ 0.95	$—	$(2.37)	$(2.37)
Year ended 3-31-2018	17.66	(0.04)	1.09	1.05	—	(0.42)	(0.42)
Year ended 3-31-2017	14.38	(0.05)	4.14	4.09	—	(0.81)	(0.81)
Year ended 3-31-2016	17.47	(0.07)	(0.87)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.32	(0.04)	0.99	0.95	—	(1.80)	(1.80)
Class B Shares[4]							
Year ended 3-31-2019	14.79	(0.20)	0.82	0.62	—	(2.14)	(2.14)
Year ended 3-31-2018	14.45	(0.16)	0.88	0.72	—	(0.38)	(0.38)
Year ended 3-31-2017	11.92	(0.17)	3.43	3.26	—	(0.73)	(0.73)
Year ended 3-31-2016	15.01	(0.19)	(0.75)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	16.10	(0.18)	0.84	0.66	—	(1.75)	(1.75)
Class C Shares							
Year ended 3-31-2019	15.81	(0.19)	0.89	0.70	—	(2.19)	(2.19)
Year ended 3-31-2018	15.39	(0.16)	0.97	0.81	—	(0.39)	(0.39)
Year ended 3-31-2017	12.64	(0.14)	3.64	3.50	—	(0.75)	(0.75)
Year ended 3-31-2016	15.74	(0.16)	(0.79)	(0.95)	—	(2.15)	(2.15)
Year ended 3-31-2015	16.76	(0.14)	0.89	0.75	—	(1.77)	(1.77)
Class E Shares[5]							
Year ended 3-31-2019	19.02	(0.05)	1.08	1.03	—	(2.46)	(2.46)
Year ended 3-31-2018	18.32	0.00*	1.14	1.14	—	(0.44)	(0.44)
Year ended 3-31-2017	14.87	0.00*	4.30	4.30	—	(0.85)	(0.85)
Year ended 3-31-2016	17.93	(0.02)	(0.89)	(0.91)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.76	0.03	1.01	1.04	—	(1.87)	(1.87)
Class I Shares							
Year ended 3-31-2019	19.79	(0.01)	1.13	1.12	—	(2.51)	(2.51)
Year ended 3-31-2018	19.03	0.00*	1.20	1.20	—	(0.44)	(0.44)
Year ended 3-31-2017	15.42	0.01	4.46	4.47	—	(0.86)	(0.86)
Year ended 3-31-2016	18.49	0.00*	(0.92)	(0.92)	—	(2.15)	(2.15)
Year ended 3-31-2015	19.29	0.05	1.04	1.09	—	(1.89)	(1.89)
Class N Shares							
Year ended 3-31-2019	19.96	0.01	1.13	1.14	—	(2.55)	(2.55)
Year ended 3-31-2018	19.17	0.03	1.21	1.24	—	(0.45)	(0.45)
Year ended 3-31-2017	15.52	0.04	4.49	4.53	—	(0.88)	(0.88)
Year ended 3-31-2016	18.56	0.02	(0.91)	(0.89)	—	(2.15)	(2.15)
Year ended 3-31-2015[6]	18.96	0.08	1.36	1.44	—	(1.84)	(1.84)
Class R Shares							
Year ended 3-31-2019	18.18	(0.13)	1.03	0.90	—	(2.30)	(2.30)
Year ended 3-31-2018	17.58	(0.11)	1.12	1.01	—	(0.41)	(0.41)
Year ended 3-31-2017	14.33	(0.09)	4.13	4.04	—	(0.79)	(0.79)
Year ended 3-31-2016	17.44	(0.10)	(0.86)	(0.96)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.31	(0.06)	0.98	0.92	—	(1.79)	(1.79)
Class T Shares							
Year ended 3-31-2019	18.33	(0.05)	1.04	0.99	—	(2.45)	(2.45)
Year ended 3-31-2018[9]	17.97	(0.08)	0.86	0.78	—	(0.42)	(0.42)
Class Y Shares							
Year ended 3-31-2019	19.20	(0.08)	1.10	1.02	—	(2.41)	(2.41)
Year ended 3-31-2018	18.51	(0.03)	1.15	1.12	—	(0.43)	(0.43)
Year ended 3-31-2017	15.03	(0.03)	4.34	4.31	—	(0.83)	(0.83)
Year ended 3-31-2016	18.12	(0.05)	(0.89)	(0.94)	—	(2.15)	(2.15)
Year ended 3-31-2015	18.94	(0.02)	1.04	1.02	—	(1.84)	(1.84)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) Class is closed to investment.

(6) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(7) Annualized.

(8) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(9) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(10) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Income (Loss) to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$16.87	6.30%	$ 174	1.40%	-0.48%	1.42%	-0.50%	119%
Year ended 3-31-2018	18.29	5.97	186	1.46	-0.24	—	—	119
Year ended 3-31-2017	17.66	28.52	200	1.50	-0.28	—	—	133
Year ended 3-31-2016	14.38	-5.11	193	1.56	-0.45	—	—	135
Year ended 3-31-2015	17.47	5.74	240	1.54	-0.20	—	—	106
Class B Shares[4]								
Year ended 3-31-2019	13.27	5.43	2	2.25	-1.33	2.27	-1.35	119
Year ended 3-31-2018	14.79	4.91	3	2.39	-1.06	—	—	119
Year ended 3-31-2017	14.45	27.39	5	2.44	-1.26	—	—	133
Year ended 3-31-2016	11.92	-5.99	2	2.51	-1.39	—	—	135
Year ended 3-31-2015	15.01	4.68	3	2.50	-1.17	—	—	106
Class C Shares								
Year ended 3-31-2019	14.32	5.59	35	2.07	-1.15	2.09	-1.17	119
Year ended 3-31-2018	15.81	5.21	33	2.14	-0.97	—	—	119
Year ended 3-31-2017	15.39	27.72	33	2.17	-0.99	—	—	133
Year ended 3-31-2016	12.64	-5.77	14	2.23	-1.11	—	—	135
Year ended 3-31-2015	15.74	5.02	18	2.21	-0.89	—	—	106
Class E Shares[5]								
Year ended 3-31-2019	17.59	6.56	—*	1.16	-0.24	1.18	-0.26	119
Year ended 3-31-2018	19.02	6.17	—*	1.19	-0.01	—	—	119
Year ended 3-31-2017	18.32	28.97	—*	1.21	—	—	—	133
Year ended 3-31-2016	14.87	-4.80	—*	1.22	-0.12	—	—	135
Year ended 3-31-2015	17.93	6.08	—*	1.21	0.14	—	—	106
Class I Shares								
Year ended 3-31-2019	18.40	6.79	393	0.95	-0.03	1.09	-0.17	119
Year ended 3-31-2018	19.79	6.29	333	1.10	-0.02	—	—	119
Year ended 3-31-2017	19.03	29.05	253	1.10	0.03	—	—	133
Year ended 3-31-2016	15.42	-4.71	25	1.12	—	—	—	135
Year ended 3-31-2015	18.49	6.20	29	1.10	0.26	—	—	106
Class N Shares								
Year ended 3-31-2019	18.55	6.87	77	0.90	0.04	0.94	—*	119
Year ended 3-31-2018	19.96	6.45	43	0.94	0.16	—	—	119
Year ended 3-31-2017	19.17	29.25	9	0.95	0.22	—	—	133
Year ended 3-31-2016	15.52	-4.52	4	0.96	0.13	—	—	135
Year ended 3-31-2015[6]	18.56	8.17	3	0.96[7]	0.70[7]	—	—	106[8]
Class R Shares								
Year ended 3-31-2019	16.78	6.04	16	1.65	-0.73	1.67	-0.75	119
Year ended 3-31-2018	18.18	5.69	11	1.68	-0.62	—	—	119
Year ended 3-31-2017	17.58	28.27	6	1.69	-0.51	—	—	133
Year ended 3-31-2016	14.33	-5.24	3	1.72	-0.66	—	—	135
Year ended 3-31-2015	17.44	5.57	2	1.70	-0.32	—	—	106
Class T Shares								
Year ended 3-31-2019	16.87	6.57	—*	1.17	-0.25	1.19	-0.27	119
Year ended 3-31-2018[9]	18.33	4.31	—*	1.19[7]	-0.57 [7]	—	—	119[10]
Class Y Shares								
Year ended 3-31-2019	17.81	6.45	16	1.31	-0.41	1.33	-0.43	119
Year ended 3-31-2018	19.20	6.00	18	1.36	-0.16	—	—	119
Year ended 3-31-2017	18.51	28.74	22	1.35	-0.20	—	—	133
Year ended 3-31-2016	15.03	-4.92	7	1.37	-0.30	—	—	135
Year ended 3-31-2015	18.12	5.93	10	1.36	-0.09	—	—	106

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY SMALL CAP GROWTH FUND

	Net Asset Value, Beginning of Period	Net Investment Loss[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$ 18.63	$ (0.15)	$ 1.44	$ 1.29	$ —	$ (2.73)	$ (2.73)
Year ended 3-31-2018	17.23	(0.15)	3.56	3.41	—	(2.01)	(2.01)
Year ended 3-31-2017	14.81	(0.13)	3.58	3.45	—	(1.03)	(1.03)
Year ended 3-31-2016	18.71	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.51	(0.14)	1.52	1.38	—	(1.18)	(1.18)
Class B Shares[4]							
Year ended 3-31-2019	13.55	(0.23)	1.01	0.78	—	(2.63)	(2.63)
Year ended 3-31-2018	13.11	(0.23)	2.66	2.43	—	(1.99)	(1.99)
Year ended 3-31-2017	11.57	(0.21)	2.78	2.57	—	(1.03)	(1.03)
Year ended 3-31-2016	15.28	(0.23)	(1.15)	(1.38)	—	(2.33)	(2.33)
Year ended 3-31-2015	15.47	(0.25)	1.24	0.99	—	(1.18)	(1.18)
Class C Shares							
Year ended 3-31-2019	14.97	(0.23)	1.14	0.91	—	(2.65)	(2.65)
Year ended 3-31-2018	14.28	(0.24)	2.92	2.68	—	(1.99)	(1.99)
Year ended 3-31-2017	12.50	(0.20)	3.01	2.81	—	(1.03)	(1.03)
Year ended 3-31-2016	16.27	(0.21)	(1.23)	(1.44)	—	(2.33)	(2.33)
Year ended 3-31-2015	16.35	(0.23)	1.33	1.10	—	(1.18)	(1.18)
Class E Shares							
Year ended 3-31-2019	18.46	(0.16)	1.43	1.27	—	(2.73)	(2.73)
Year ended 3-31-2018	17.09	(0.15)	3.53	3.38	—	(2.01)	(2.01)
Year ended 3-31-2017	14.70	(0.14)	3.56	3.42	—	(1.03)	(1.03)
Year ended 3-31-2016	18.60	(0.14)	(1.43)	(1.57)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.43	(0.16)	1.51	1.35	—	(1.18)	(1.18)
Class I Shares							
Year ended 3-31-2019	24.36	(0.11)	1.93	1.82	—	(2.75)	(2.75)
Year ended 3-31-2018	21.96	(0.12)	4.58	4.46	—	(2.06)	(2.06)
Year ended 3-31-2017	18.57	(0.10)	4.52	4.42	—	(1.03)	(1.03)
Year ended 3-31-2016	22.77	(0.09)	(1.77)	(1.86)	(0.01)	(2.33)	(2.34)
Year ended 3-31-2015	22.19	(0.09)	1.85	1.76	—	(1.18)	(1.18)
Class N Shares							
Year ended 3-31-2019	24.49	(0.10)	1.96	1.86	—	(2.77)	(2.77)
Year ended 3-31-2018	22.06	(0.09)	4.60	4.51	—	(2.08)	(2.08)
Year ended 3-31-2017	18.62	(0.07)	4.54	4.47	—	(1.03)	(1.03)
Year ended 3-31-2016	22.79	(0.06)	(1.77)	(1.83)	(0.01)	(2.33)	(2.34)
Year ended 3-31-2015[5]	20.97	(0.02)	3.02	3.00	—	(1.18)	(1.18)
Class R Shares							
Year ended 3-31-2019	18.27	(0.20)	1.41	1.21	—	(2.70)	(2.70)
Year ended 3-31-2018	16.97	(0.20)	3.49	3.29	—	(1.99)	(1.99)
Year ended 3-31-2017	14.63	(0.17)	3.54	3.37	—	(1.03)	(1.03)
Year ended 3-31-2016	18.55	(0.17)	(1.42)	(1.59)	—	(2.33)	(2.33)
Year ended 3-31-2015	18.41	(0.18)	1.50	1.32	—	(1.18)	(1.18)
Class T Shares							
Year ended 3-31-2019	18.63	(0.12)	1.45	1.33	—	(2.74)	(2.74)
Year ended 3-31-2018[8]	18.21	(0.08)	2.52	2.44	—	(2.02)	(2.02)
Class Y Shares							
Year ended 3-31-2019	23.00	(0.18)	1.82	1.64	—	(2.74)	(2.74)
Year ended 3-31-2018	20.85	(0.17)	4.34	4.17	—	(2.02)	(2.02)
Year ended 3-31-2017	17.72	(0.14)	4.30	4.16	—	(1.03)	(1.03)
Year ended 3-31-2016	21.88	(0.13)	(1.70)	(1.83)	—	(2.33)	(2.33)
Year ended 3-31-2015	21.42	(0.14)	1.78	1.64	—	(1.18)	(1.18)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) Ratios excluding expense waivers are included only for periods in which the class had waived or reimbursed expenses.

(4) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) For the period from July 5, 2017 (commencement of operations of the class) through March 31, 2018.

(9) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2018.

(10) Expense ratio based on the period excluding reorganization expenses was 1.36%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets Including Expense Waiver	Ratio of Net Investment Loss to Average Net Assets Including Expense Waiver	Ratio of Expenses to Average Net Assets Excluding Expense Waiver[3]	Ratio of Net Investment Loss to Average Net Assets Excluding Expense Waiver[3]	Portfolio Turnover Rate
Class A Shares								
Year ended 3-31-2019	$ 17.19	7.76%	$1,099	1.32%	-0.84%	—%	—%	42%
Year ended 3-31-2018	18.63	20.69	1,026	1.35	-0.80	—	—	43
Year ended 3-31-2017	17.23	23.58	236	1.41	-0.81	—	—	53
Year ended 3-31-2016	14.81	-8.91	325	1.44	-0.80	—	—	43
Year ended 3-31-2015	18.71	8.03	384	1.43	-0.80	—	—	43
Class B Shares[4]								
Year ended 3-31-2019	11.70	6.80	7	2.22	-1.73	2.33	-1.84	42
Year ended 3-31-2018	13.55	19.67	10	2.23	-1.70	—	—	43
Year ended 3-31-2017	13.11	22.55	8	2.24	-1.66	—	—	53
Year ended 3-31-2016	11.57	-9.71	8	2.32	-1.69	—	—	43
Year ended 3-31-2015	15.28	7.07	11	2.31	-1.69	—	—	43
Class C Shares								
Year ended 3-31-2019	13.23	6.99	88	2.05	-1.56	2.06	-1.57	42
Year ended 3-31-2018	14.97	19.82	99	2.06	-1.57	—	—	43
Year ended 3-31-2017	14.28	22.80	176	2.07	-1.49	—	—	53
Year ended 3-31-2016	12.50	-9.48	166	2.07	-1.43	—	—	43
Year ended 3-31-2015	16.27	7.36	207	2.07	-1.44	—	—	43
Class E Shares								
Year ended 3-31-2019	17.00	7.71	10	1.35	-0.87	1.53	-1.05	42
Year ended 3-31-2018	18.46	20.68	10	1.37[10]	-0.83	1.61	-1.07	43
Year ended 3-31-2017	17.09	23.55	8	1.43	-0.85	1.71	-1.13	53
Year ended 3-31-2016	14.70	-8.96	6	1.49	-0.86	1.73	-1.10	43
Year ended 3-31-2015	18.60	7.90	6	1.56	-0.92	1.79	-1.15	43
Class I Shares								
Year ended 3-31-2019	23.43	8.14	1,034	0.94	-0.47	1.04	-0.57	42
Year ended 3-31-2018	24.36	21.04	717	1.07	-0.53	—	—	43
Year ended 3-31-2017	21.96	24.03	313	1.07	-0.51	—	—	53
Year ended 3-31-2016	18.57	-8.59	169	1.06	-0.43	—	—	43
Year ended 3-31-2015	22.77	8.42	214	1.06	-0.43	—	—	43
Class N Shares								
Year ended 3-31-2019	23.58	8.19	155	0.89	-0.42	—	—	42
Year ended 3-31-2018	24.49	21.25	110	0.91	-0.38	—	—	43
Year ended 3-31-2017	22.06	24.24	69	0.91	-0.34	—	—	53
Year ended 3-31-2016	18.62	-8.46	23	0.91	-0.28	—	—	43
Year ended 3-31-2015[5]	22.79	14.83	22	0.90[6]	-0.12 [6]	—	—	43[7]
Class R Shares								
Year ended 3-31-2019	16.78	7.42	66	1.62	-1.14	—	—	42
Year ended 3-31-2018	18.27	20.29	57	1.66	-1.11	—	—	43
Year ended 3-31-2017	16.97	23.32	48	1.66	-1.08	—	—	53
Year ended 3-31-2016	14.63	-9.10	42	1.66	-1.03	—	—	43
Year ended 3-31-2015	18.55	7.74	45	1.66	-1.02	—	—	43
Class T Shares								
Year ended 3-31-2019	17.22	7.97	—*	1.14	-0.67	—	—	42
Year ended 3-31-2018[8]	18.63	14.29	—*	1.19[6]	-0.61 [6]	—	—	43[9]
Class Y Shares								
Year ended 3-31-2019	21.90	7.83	141	1.27	-0.79	—	—	42
Year ended 3-31-2018	23.00	20.75	141	1.31	-0.77	—	—	43
Year ended 3-31-2017	20.85	23.71	135	1.31	-0.71	—	—	53
Year ended 3-31-2016	17.72	-8.80	205	1.31	-0.67	—	—	43
Year ended 3-31-2015	21.88	8.16	262	1.30	-0.68	—	—	43

See Accompanying Notes to Financial Statements.

FOR A SHARE OF CAPITAL STOCK OUTSTANDING THROUGHOUT EACH PERIOD

IVY VALUE FUND

	Net Asset Value, Beginning of Period	Net Investment Income (Loss)[1]	Net Realized and Unrealized Gain (Loss) on Investments	Total from Investment Operations	Distributions From Net Investment Income	Distributions From Net Realized Gains	Total Distributions
Class A Shares							
Year ended 3-31-2019	$23.27	$ 0.28	$0.50	$ 0.78	$(0.20)	$ (1.24)	$ (1.44)
Year ended 3-31-2018	22.69	0.16	1.23	1.39	(0.26)	(0.55)	(0.81)
Year ended 3-31-2017	19.72	0.20	3.25	3.45	(0.33)	(0.15)	(0.48)
Year ended 3-31-2016	23.40	0.14	(1.14)	(1.00)	(0.03)	(2.65)	(2.68)
Year ended 3-31-2015	23.82	0.12	1.25	1.37	(0.06)	(1.73)	(1.79)
Class B Shares[3]							
Year ended 3-31-2019	21.53	0.07	0.43	0.50	(0.02)	(1.24)	(1.26)
Year ended 3-31-2018	21.12	0.06	1.02	1.08	(0.12)	(0.55)	(0.67)
Year ended 3-31-2017	18.39	0.00*	3.02	3.02	(0.14)	(0.15)	(0.29)
Year ended 3-31-2016	22.04	(0.08)	(1.06)	(1.14)	—	(2.51)	(2.51)
Year ended 3-31-2015	22.53	(0.10)	1.19	1.09	—	(1.58)	(1.58)
Class C Shares							
Year ended 3-31-2019	22.40	0.13	0.45	0.58	(0.05)	(1.24)	(1.29)
Year ended 3-31-2018	21.92	0.15	1.04	1.19	(0.16)	(0.55)	(0.71)
Year ended 3-31-2017	19.07	0.08	3.13	3.21	(0.21)	(0.15)	(0.36)
Year ended 3-31-2016	22.73	(0.01)	(1.11)	(1.12)	—	(2.54)	(2.54)
Year ended 3-31-2015	23.18	(0.05)	1.22	1.17	—	(1.62)	(1.62)
Class E Shares[4]							
Year ended 3-31-2019	23.37	0.34	0.51	0.85	(0.26)	(1.24)	(1.50)
Year ended 3-31-2018	22.79	0.37	1.07	1.44	(0.31)	(0.55)	(0.86)
Year ended 3-31-2017	19.81	0.27	3.24	3.51	(0.38)	(0.15)	(0.53)
Year ended 3-31-2016	23.49	0.19	(1.14)	(0.95)	(0.04)	(2.69)	(2.73)
Year ended 3-31-2015	23.90	0.17	1.27	1.44	(0.10)	(1.75)	(1.85)
Class I Shares							
Year ended 3-31-2019	23.38	0.36	0.50	0.86	(0.28)	(1.24)	(1.52)
Year ended 3-31-2018	22.80	0.24	1.22	1.46	(0.33)	(0.55)	(0.88)
Year ended 3-31-2017	19.81	0.31	3.23	3.54	(0.40)	(0.15)	(0.55)
Year ended 3-31-2016	23.50	0.20	(1.13)	(0.93)	(0.05)	(2.71)	(2.76)
Year ended 3-31-2015	23.90	0.19	1.28	1.47	(0.11)	(1.76)	(1.87)
Class N Shares							
Year ended 3-31-2019	23.45	0.41	0.50	0.91	(0.32)	(1.24)	(1.56)
Year ended 3-31-2018	22.86	0.41	1.10	1.51	(0.37)	(0.55)	(0.92)
Year ended 3-31-2017	19.87	0.33	3.25	3.58	(0.44)	(0.15)	(0.59)
Year ended 3-31-2016	23.56	0.25	(1.15)	(0.90)	(0.06)	(2.73)	(2.79)
Year ended 3-31-2015[5]	24.96	0.18	0.25	0.43	(0.10)	(1.73)	(1.83)
Class R Shares							
Year ended 3-31-2019	23.22	0.22	0.49	0.71	(0.13)	(1.24)	(1.37)
Year ended 3-31-2018	22.66	0.26	1.06	1.32	(0.21)	(0.55)	(0.76)
Year ended 3-31-2017	19.70	0.17	3.23	3.40	(0.29)	(0.15)	(0.44)
Year ended 3-31-2016	23.37	0.08	(1.13)	(1.05)	(0.01)	(2.61)	(2.62)
Year ended 3-31-2015	23.79	0.05	1.26	1.31	(0.01)	(1.72)	(1.73)
Class Y Shares							
Year ended 3-31-2019	23.31	0.33	0.47	0.80	(0.22)	(1.24)	(1.46)
Year ended 3-31-2018	22.73	0.34	1.05	1.39	(0.26)	(0.55)	(0.81)
Year ended 3-31-2017	19.77	0.26	3.21	3.47	(0.36)	(0.15)	(0.51)
Year ended 3-31-2016	23.45	0.15	(1.13)	(0.98)	(0.03)	(2.67)	(2.70)
Year ended 3-31-2015	23.86	0.14	1.26	1.40	(0.07)	(1.74)	(1.81)

* Not shown due to rounding.

(1) Based on average weekly shares outstanding.

(2) Based on net asset value, which does not reflect the sales charge or contingent deferred sales charge, if applicable. Total returns for periods less than one year are not annualized.

(3) These class shares are not available for direct investment. However, they are available for dividend reinvestment and exchange of the same class shares of another Ivy Fund.

(4) Class share is closed to investment.

(5) For the period from July 31, 2014 (commencement of operations of the class) through March 31, 2015.

(6) Annualized.

(7) Portfolio turnover is calculated at the fund level. Percentage indicated was calculated for the year ended March 31, 2015.

(8) Expense ratio based on the period excluding reorganization expenses was 1.21%.

(9) Expense ratio based on the period excluding reorganization expenses was 2.23%.

(10) Expense ratio based on the period excluding reorganization expenses was 1.94%.

(11) Expense ratio based on the period excluding reorganization expenses was 1.02%.

(12) Expense ratio based on the period excluding reorganization expenses was 0.92%.

(13) Expense ratio based on the period excluding reorganization expenses was 0.77%.

(14) Expense ratio based on the period excluding reorganization expenses was 1.52%.

(15) Expense ratio based on the period excluding reorganization expenses was 1.21%.

	Net Asset Value, End of Period	Total Return[2]	Net Assets, End of Period (in millions)	Ratio of Expenses to Average Net Assets	Ratio of Net Investment Income (Loss) to Average Net Assets	Portfolio Turnover Rate
Class A Shares						
Year ended 3-31-2019	$ 22.61	3.69%	$354	1.21%	1.21%	51%
Year ended 3-31-2018	23.27	6.13	398	1.23[8]	0.65	72
Year ended 3-31-2017	22.69	17.76	103	1.33	0.99	53
Year ended 3-31-2016	19.72	-4.60	247	1.30	0.61	55
Year ended 3-31-2015	23.40	5.71	295	1.27	0.48	82
Class B Shares[3]						
Year ended 3-31-2019	20.77	2.60	2	2.22	0.32	51
Year ended 3-31-2018	21.53	5.12	3	2.25[9]	0.26	72
Year ended 3-31-2017	21.12	16.57	3	2.36	—	53
Year ended 3-31-2016	18.39	-5.54	3	2.27	-0.38	55
Year ended 3-31-2015	22.04	4.80	4	2.18	-0.43	82
Class C Shares						
Year ended 3-31-2019	21.69	2.94	14	1.94	0.59	51
Year ended 3-31-2018	22.40	5.41	18	1.95[10]	0.68	72
Year ended 3-31-2017	21.92	17.02	20	1.97	0.39	53
Year ended 3-31-2016	19.07	-5.25	18	1.98	-0.06	55
Year ended 3-31-2015	22.73	5.00	22	1.97	-0.22	82
Class E Shares[4]						
Year ended 3-31-2019	22.72	3.90	—*	1.01	1.45	51
Year ended 3-31-2018	23.37	6.34	—*	1.03[11]	1.57	72
Year ended 3-31-2017	22.79	18.03	—*	1.08	1.29	53
Year ended 3-31-2016	19.81	-4.34	—*	1.06	0.86	55
Year ended 3-31-2015	23.49	5.98	—*	1.05	0.70	82
Class I Shares						
Year ended 3-31-2019	22.72	3.95	579	0.91	1.51	51
Year ended 3-31-2018	23.38	6.45	600	0.94[12]	1.01	72
Year ended 3-31-2017	22.80	18.18	186	0.97	1.44	53
Year ended 3-31-2016	19.81	-4.28	7	0.97	0.90	55
Year ended 3-31-2015	23.50	6.13	15	0.94	0.79	82
Class N Shares						
Year ended 3-31-2019	22.80	4.15	140	0.76	1.72	51
Year ended 3-31-2018	23.45	6.65	149	0.78[13]	1.72	72
Year ended 3-31-2017	22.86	18.32	9	0.82	1.55	53
Year ended 3-31-2016	19.87	-4.12	2	0.81	1.14	55
Year ended 3-31-2015[5]	23.56	1.72	1	0.79[6]	1.11[6]	82[7]
Class R Shares						
Year ended 3-31-2019	22.56	3.35	—*	1.52	0.95	51
Year ended 3-31-2018	23.22	5.85	—*	1.53[14]	1.13	72
Year ended 3-31-2017	22.66	17.45	—*	1.57	0.80	53
Year ended 3-31-2016	19.70	-4.82	—*	1.56	0.36	55
Year ended 3-31-2015	23.37	5.45	—*	1.54	0.21	82
Class Y Shares						
Year ended 3-31-2019	22.65	3.76	—*	1.15	1.37	51
Year ended 3-31-2018	23.31	6.12	1	1.22[15]	1.43	72
Year ended 3-31-2017	22.73	17.81	1	1.21	1.24	53
Year ended 3-31-2016	19.77	-4.51	2	1.22	0.65	55
Year ended 3-31-2015	23.45	5.84	3	1.20	0.58	82

See Accompanying Notes to Financial Statements.

1. ORGANIZATION

Ivy Funds, a Delaware statutory trust (the "Trust"), is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as an open-end management investment company. Ivy Core Equity Fund, Ivy Emerging Markets Equity Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Government Money Market Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pzena International Value Fund (formerly known as Ivy Cundill Global Value Fund), Ivy Securian Core Bond Fund (formerly known as Ivy Advantus Bond Fund), Ivy Small Cap Core Fund, Ivy Small Cap Growth Fund and Ivy Value Fund (each, a "Fund") are 20 series of the Trust and are the only series of the Trust included in these financial statements. The investment objective(s), policies and risk factors of each Fund are described more fully in the Funds' Prospectus and Statement of Additional Information ("SAI"). Each Fund's investment manager is Ivy Investment Management Company ("IICO" or the "Manager").

Each Fund offers Class A, Class C and Class N shares. Each Fund (excluding Ivy Mid Cap Income Opportunities Fund) offers Class B shares. The Funds' Class B shares are not available for purchase by new and existing investors. Class B shares will continue to be available for dividend reinvestment and exchanges from Class B shares of another fund within Ivy Funds. Class C shares are not available for direct investment in the Ivy Government Money Market Fund. Class C shares of Ivy Government Money Market Fund will continue to be available for dividend reinvestment and exchanges from Class C shares of another fund within Ivy Funds. Certain Funds may also offer Class E, Class I, Class R, Class T and/or Class Y shares. Class E shares are closed for all investments in the Ivy Emerging Markets Equity Fund, Ivy Global Growth Fund, Ivy Managed International Opportunities Fund, Ivy Small Cap Core Fund and Ivy Value Fund. Class A, Class E and Class T shares are sold at their offering price, which is normally net asset value ("NAV") plus a front-end sales charge. For Class A shares, a 1% contingent deferred sales charge ("CDSC") is only imposed on shares purchased at NAV for $1 million or more that are subsequently redeemed within 12 months of purchase. Class B and Class C shares are sold without a front-end sales charge, but may be subject to a CDSC. Class I, Class N, Class R and Class Y shares are sold without either a front-end sales charge or a CDSC. All classes of shares have identical rights and voting privileges with respect to the Fund in general and exclusive voting rights on matters that affect that class alone. Net investment income, net assets and NAV per share may differ due to each class having its own expenses, such as transfer agent and shareholder servicing fees, directly attributable to that class. Class A, B, C, E, R, T and Y have a distribution and service plan. Class I shares and Class N shares are not included in the plan. With certain exceptions described in the Prospectus, Class B shares will automatically convert to Class A shares 96 months after the date of purchase. With certain exceptions described in the Prospectus, Class C shares will automatically convert to Class A shares 120 months after the date of purchase.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by each Fund.

Security Transactions and Related Investment Income. Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Realized gains and losses are calculated on the identified cost basis. Interest income is recorded on the accrual basis and includes paydown gain (loss) and accretion of discounts and amortization of premiums. Dividend income is recorded on the ex-dividend date, except certain dividends from foreign securities where the ex-dividend date may have passed, which are recorded as soon as the Fund is informed of the ex-dividend date. All or a portion of the distributions received from a real estate investment trust or publicly traded partnership may be designated as a reduction of cost of the related investment or realized gain.

Foreign Currency Translation. Each Fund's accounting records are maintained in U.S. dollars. All assets and liabilities denominated in foreign currencies are translated into U.S. dollars daily, using foreign exchange rates obtained from an independent pricing service approved by the Board of Trustees of the Trust (the "Board"). Purchases and sales of investment securities and accruals of income and expenses are translated at the rate of exchange prevailing on the date of the transaction. For assets and liabilities other than investments in securities, net realized and unrealized gains and losses from foreign currency translation arise from changes in currency exchange rates. Each Fund combines fluctuations from currency exchange rates and fluctuations in value when computing net realized gain (loss) and net change in unrealized appreciation (depreciation) on investments. Foreign exchange rates are typically valued as of the close of the New York Stock Exchange ("NYSE"), normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

Allocation of Income, Expenses, Gains and Losses. Income, expenses (other than those attributable to a specific class), gains and losses are allocated on a daily basis to each class of shares based upon the relative proportion of net assets represented by such class. Operating expenses directly attributable to a specific class are charged against the operations of that class.

Income Taxes. It is the policy of each Fund to distribute all of its taxable income and capital gains to its shareholders and to otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. In addition, each Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, no provision has been made for Federal income taxes. The Funds file income tax returns in U.S. federal and applicable state jurisdictions. The Funds' tax returns are subject to examination by the relevant taxing authority until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax returns. Management of the Trust periodically reviews all tax positions to assess whether it is more likely than not that the position would be sustained upon examination by the relevant tax authority based on the technical merits of each position. As of the date of these financial statements, management believes that no liability for unrecognized tax positions is required.

Dividends and Distributions to Shareholders. Dividends and distributions to shareholders are recorded by each Fund on the business day following record date. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations, which may differ from accounting principles generally accepted in the United States of America ("U.S. GAAP"). If the total dividends and distributions made in any tax year exceed net investment income and accumulated realized capital gains, a portion of the total distribution may be treated as a return of capital for tax purposes.

Segregation and Collateralization. In cases in which the 1940 Act and the interpretive positions of the Securities and Exchange Commission ("SEC"), the Dodd Frank Wall Street Reform and Consumer Protection Act, or the interpretive rules and regulations of the U.S. Commodities Futures Trading Commission require that a Fund either deliver collateral or segregate assets in connection with certain investments (e.g., dollar rolls, financial futures contracts, foreign currency exchange contracts, options written, securities with extended settlement periods, and swaps), the Fund will segregate collateral or designate on its books and records, cash or other liquid securities having a value at least equal to the amount that is required to be physically segregated for the benefit of the counterparty. Furthermore, based on requirements and agreements with certain exchanges and third party broker-dealers, each party has requirements to deliver/deposit cash or securities as collateral for certain investments. Certain countries require that cash reserves be held while investing in companies incorporated in that country. These cash reserves and cash collateral that has been pledged to cover obligations of the Funds under derivative contracts, if any, will be reported separately on the Statement of Assets and Liabilities as "Restricted cash". Securities collateral pledged for the same purpose, if any, is noted on the Schedule of Investments.

Concentration of Market and Credit Risk. In the normal course of business, the Funds invest in securities and enter into transactions where risks exist due to fluctuations in the market (market risk) or failure of the issuer of a security to meet all its obligations (issuer credit risk). The value of securities held by the Funds may decline in response to certain events, including those directly involving the issuers whose securities are owned by the Funds; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency and interest rate and price fluctuations. Similar to issuer credit risk, the Funds may be exposed to counterparty credit risk, or the risk that an entity with which the Funds have unsettled or open transactions may fail to or be unable to perform on its commitments. The Funds manage counterparty credit risk by entering into transactions only with counterparties that they believe have the financial resources to honor their obligations and by monitoring the financial stability of those counterparties. Financial assets, which potentially expose the Funds to market, issuer and counterparty credit risks, consist principally of financial instruments and receivables due from counterparties. The extent of the Funds' exposure to market, issuer and counterparty credit risks with respect to these financial assets is generally approximated by their value recorded on the Funds' Statement of Assets and Liabilities, less any collateral held by the Funds.

Certain Funds may hold high-yield or non-investment-grade bonds, that may be subject to a greater degree of credit risk. Credit risk relates to the ability of the issuer to meet interest or principal payments or both as they become due. The Funds may acquire securities in default and are not obligated to dispose of securities whose issuers subsequently default.

Certain Funds may enter into financial instrument transactions (such as swaps, futures, options and other derivatives) that may have off-balance sheet market risk. Off-balance sheet market risk exists when the maximum potential loss on a particular financial instrument is greater than the value of such financial instrument, as reflected on the Statement of Assets and Liabilities.

If a Fund invests directly in foreign currencies or in securities that trade in, and receive revenues in, foreign currencies, or in financial derivatives that provide exposure to foreign currencies, it will be subject to the risk that those currencies will decline in value relative to the base currency of the Fund, or, in the case of hedging positions, that the Fund's base currency will decline in value relative to the currency being hedged. Currency rates in foreign countries may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by U.S. or foreign governments, central banks or supranational entities such as the International Monetary Fund, or by the imposition of currency controls or other political developments in the United States or abroad.

Inflation-Indexed Bonds. Certain Funds may invest in inflation-indexed bonds. Inflation-indexed bonds are fixed-income securities whose principal value is periodically adjusted to the rate of inflation. The interest rate on these bonds is generally fixed at issuance at a rate lower than typical bonds. Over the life of an inflation-indexed bond, however, interest will be paid based on a principal value, which is adjusted for inflation. Any increase or decrease in the principal amount of an inflation-indexed bond will be included as interest income on the Statement of Operations, even though investors do not receive their principal until maturity.

Interest Only Obligations. These securities entitle the owner to receive only the interest portion from a bond, Treasury note or pool of mortgages. These securities are generally created by a third party separating a bond or pool of mortgages into distinct interest-only and principal-only securities. As the principal (par) amount of a bond or pool of mortgages is paid down, the amount of interest income earned by the owner will decline as well.

Loans. Certain Funds may invest in loans, the interest rates of which float or adjust periodically based upon a specified adjustment schedule, benchmark indicator, or prevailing interest rates, the debtor of which may be a domestic or foreign corporation, partnership or other entity ("Borrower"). Loans generally pay interest at rates which are periodically redetermined by reference to a base lending rate plus a premium. These base lending rates generally include prime rates of one or more major U.S. banks, the London Interbank Offered Rate ("LIBOR") or certificates of deposit rates. Loans often require prepayments from excess cash flow or permit the Borrower to repay at its election. The degree to which Borrowers repay cannot be predicted with accuracy. As a result, the actual maturity may be substantially less than the stated maturities. Loans are exempt from registration under the Securities Act of 1933, as amended, may contain certain restrictions on resale, and cannot be sold publicly. A Fund's investments in loans may be in the form of participations in loans or assignments of all or a portion of loans from third parties.

When a Fund purchases assignments, it acquires all the rights and obligations under the loan agreement of the assigning lender. Assignments may, however, be arranged through private negotiations between potential assignees and potential assignors, and the rights and obligations acquired by the purchaser of an assignment may differ from, and be more limited than those held by the assigning lender. When a Fund purchases a participation of a loan interest, the Fund typically enters into a contractual agreement with the lender or other third party selling the participation. A participation interest in loans includes the right to receive payments of principal, interest and any fees to which it is entitled from the lender and only upon receipt by the lender of payments from the Borrower, but not from the Borrower directly. When investing in a participation interest, if a Borrower is unable to meet its obligations under a loan agreement, a Fund generally has no direct right to enforce compliance with the terms of the loan agreement. As a result, the Fund assumes the credit risk of the Borrower, the selling participant, and any other persons that are interpositioned between the Fund and the Borrower. If the lead lender in a typical lending syndicate becomes insolvent, enters Federal Deposit Insurance Corporation ("FDIC") receivership or, if not FDIC insured, enters into bankruptcy, the Fund may incur certain costs and delays in receiving payment or may suffer a loss of principal and interest.

Payment In-Kind Securities. Certain Funds may invest in payment in-kind securities ("PIKs"). PIKs give the issuer the option at each interest payment date of making interest payments in cash or in additional debt securities. Those additional debt securities usually have the same terms, including maturity dates and interest rates, and associated risks as the original bonds. The daily market quotations of the original bonds may include the accrued interest (referred to as a dirty price) and require a pro-rata adjustment from the unrealized appreciation or depreciation on investments to interest receivable on the Statement of Assets and Liabilities.

Securities on a When-Issued or Delayed Delivery Basis. Certain Funds may purchase securities on a "when-issued" basis, and may purchase or sell securities on a "delayed delivery" basis. "When-issued" or "delayed delivery" refers to securities whose terms and indenture are available and for which a market exists, but which are not available for immediate delivery. Delivery and payment for securities that have been purchased by a Fund on a when-issued basis normally take place within six months and possibly as long as two years or more after the trade date. During this period, such securities do not earn interest, are subject to market fluctuation and may increase or decrease in value prior to their delivery. The purchase of securities on a when-issued basis may increase the volatility of a Fund's NAV to the extent the Fund executes such transactions while remaining substantially fully invested. When a Fund engages in when-issued or delayed delivery transactions, it relies on the buyer or seller, as the case may be, to complete the transaction. Their failure to do so may cause the Fund to lose the opportunity to obtain or dispose of the security at a price and yield IICO, or the Fund's investment subadviser, as applicable, consider advantageous. The Fund maintains internally designated assets with a value equal to or greater than the amount of its purchase commitments. The Fund may also sell securities that it purchased on a when-issued or delayed delivery basis prior to settlement of the original purchase.

Custodian Fees. "Custodian fees" on the Statement of Operations may include interest expense incurred by a Fund on any cash overdrafts of its custodian account during the period. Such cash overdrafts may result from the effects of failed trades in portfolio securities and from cash outflows resulting from unanticipated shareholder redemption activity. A Fund pays interest to its custodian on such cash overdrafts, to the extent they are not offset by positive cash balances maintained by that Fund. The "Earnings credit" line item, if shown, represents earnings on cash balances maintained by that Fund during the period. Such interest expense and other custodian fees may be paid with these earnings.

Indemnification. The Trust's organizational documents provide current and former Trustees and Officers with a limited indemnification against liabilities arising in connection with the performance of their duties to the Trust. In the normal course of business, the Trust may also enter into contracts that provide general indemnification. The Trust's maximum exposure under these arrangements is unknown and is dependent on future claims that may be made against the Trust. The risk of material loss from such claims is considered remote.

Basis of Preparation. Each Fund is an investment company and follows accounting and reporting guidance in the Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 946 ("ASC 946"). The accompanying financial statements were prepared in accordance with U.S. GAAP, including but not limited to ASC 946. U.S. GAAP requires the use of estimates made by management. Management believes that estimates and valuations are appropriate; however, actual results may differ from those estimates, and the valuations reflected in the accompanying financial statements may differ from the value ultimately realized upon sale or maturity.

New Rule Issuance. In March 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2017-08 ("ASU 2017-08"), "Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20): Premium Amortization on Purchased Callable Debt Securities." ASU 2017-08 changed the amortization period for certain callable debt securities held at a premium. Specifically, it required the premium to be amortized to the earliest call date. The adoption of ASU 2017-08 had no impact on beginning net assets, the current period results from operations, or any prior period information presented in the financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820). The amendments in the ASU impact disclosure requirements for fair value measurement. It is anticipated that this change will enhance the effectiveness of disclosures in the notes to the financial statements. This ASU is effective for fiscal years beginning after December 15, 2019. Early adoption is permitted and can include the entire standard or certain provisions that exclude or amend disclosures. For the year ended March 31, 2019, the Funds have chosen to adopt the standard. The adoption of this ASU is reflected in the disclosures of the financial statements.

In August 2018, U.S. Securities and Exchange Commission ("SEC") adopted amendments to certain financial statement disclosure requirements to conform them to GAAP for investment companies. These amendments made certain removals from, changes to and additions to existing disclosure requirements under Regulation S-X. These amendments became effective for filings made with the SEC after November 5, 2018. The Funds' adoption of these amendments, effective with the financial statements prepared as of March 31, 2019, required modified disclosures reflected herein, but had no effect on the Funds' net assets or results of operations.

Subsequent Events. Management has performed a review for subsequent events through the date this report was issued.

3. INVESTMENT VALUATION AND FAIR VALUE MEASUREMENTS

Each Fund's investments are reported at fair value. Fair value is defined as the price that each Fund would receive upon selling an asset or would pay upon satisfying a liability in an orderly transaction between market participants at the measurement date. Each Fund calculates the NAV of its shares as of the close of the NYSE, normally 4:00 P.M. Eastern time, on each day the NYSE is open for trading.

For purposes of calculating the NAV, the portfolio securities and financial instruments are valued on each business day using pricing and valuation methods as adopted by the Board. Where market quotes are readily available, fair value is generally determined on the basis of the last reported sales price, or if no sales are reported, based on quotes obtained from a quotation reporting system, established market makers, or pricing services.

Prices for fixed-income securities are typically based on quotes that are obtained from an independent pricing service approved by the Board. To determine values of fixed-income securities, the independent pricing service utilizes such factors as current quotations by broker/dealers, coupon, maturity, quality, type of issue, trading characteristics, and other yield and risk factors it deems relevant in determining valuations. Securities that cannot be valued by the independent pricing service may be valued using quotes obtained from dealers that make markets in the securities.

Investments in Ivy Government Money Market Fund are valued on the basis of amortized cost (which approximates value), whereby a portfolio security is valued at its cost initially, and thereafter valued to reflect a constant amortization to maturity of any discount or premium. Short-term securities with maturities of 60 days or less held in all Funds (with the exception of Ivy Government Money Market Fund) are valued based on quotes that are obtained from an independent pricing service approved by the Board as described in the preceding paragraph above.

Because many foreign markets close before the NYSE, events may occur between the close of the foreign market and the close of the NYSE that could have a material impact on the valuation of foreign securities. Waddell & Reed Services Company ("WRSCO"), pursuant to procedures adopted by the Board, evaluates the impact of these events and may adjust the valuation of foreign securities to reflect the fair value as of the close of the NYSE. In addition, all securities for which values are not readily available or are deemed unreliable are appraised at fair value as determined in good faith under the supervision of the Board.

Where market quotes are not readily available, portfolio securities or financial instruments are valued at fair value, as determined in good faith by the Board or Valuation Committee pursuant to procedures approved by the Board.

Market quotes are considered not readily available in circumstances where there is an absence of current or reliable market-based data (e.g., trade information or broker quotes), including where events occur after the close of the relevant market, but prior to the NYSE close, that materially affect the values of a Fund's securities or financial instruments. In addition, market quotes are considered not readily available when, due to extraordinary circumstances, the exchanges or markets on which the securities trade do not open for trading for the entire day and no other market prices are available.

The Board has delegated to WRSCO the responsibility for monitoring significant events that may materially affect the values of a Fund's securities or financial instruments and for determining whether the value of the applicable securities or financial instruments should be re-evaluated in light of such significant events. The Board has established a Valuation Committee to administer and oversee the valuation process, including the use of third party pricing vendors.

The Board has adopted methods for valuing securities and financial instruments in circumstances where market quotes are not readily available. For instances in which daily market quotes are not readily available, investments may be valued, pursuant to procedures established by the Board, with reference to other securities or indices. In the event that the security or financial instrument cannot be valued pursuant to one of the valuation methods established by the Board, the value of the security or financial instrument will be determined in good faith by the Valuation Committee in accordance with the procedures adopted by the Board.

When a Fund uses these fair valuation methods applied by WRSCO that use significant unobservable inputs to determine its NAV, securities will be priced by a method that the Board or persons acting at its direction believe accurately reflects fair value and are categorized as Level 3 of the fair value hierarchy. These methods may require subjective determinations about the value of a security. The prices used by a Fund may differ from the value that will ultimately be realized at the time the securities are sold.

WRSCO is responsible for monitoring the implementation of the pricing and valuation policies through a series of activities to provide reasonable comfort of the accuracy of prices including: 1) periodic vendor due diligence meetings to review methodologies, new developments, and process at vendors, 2) daily and monthly multi-source pricing comparisons reviewed and submitted to the Valuation Committee, and 3) daily review of unpriced, stale, and variance reports with exceptions reviewed by management and the Valuation Committee.

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity's own assumptions about the factors that market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

An individual investment's fair value measurement is assigned a level based upon the observability of the inputs which are significant to the overall valuation.

The three-tier hierarchy of inputs is summarized as follows:

- Level 1 – Observable input such as quoted prices, available in active markets, for identical assets or liabilities.

- Level 2 – Significant other observable inputs, which may include, but are not limited to, quoted prices for similar assets or liabilities in markets that are active, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the assets or liabilities (such as interest rates, yield curves, volatilities, prepayment speeds, loss severities, credit risks and default rates) or other market corroborated inputs.

- Level 3 – Significant unobservable inputs based on the best information available in the circumstances, to the extent observable inputs are not available, which may include assumptions made by the Board or persons acting at its direction that are used in determining the fair value of investments.

A description of the valuation techniques applied to the Funds' major classes of assets and liabilities measured at fair value on a recurring basis follows:

Asset-Backed Securities and Mortgage-Backed Securities. The fair value of asset-backed securities and mortgage-backed securities are estimated using recently executed transactions and based on models that consider the estimated cash flows of each debt tranche of the issuer, establish a benchmark yield, and develop an estimated tranche specific spread to the benchmark yield based on the unique attributes of the tranche including, but not limited to, the prepayment speed assumptions and attributes of the collateral. To the extent the inputs are observable and timely, the values would be categorized in Level 2 of the fair value hierarchy, and otherwise they would be categorized as Level 3.

Bullion. The fair value of bullion is at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded and are categorized in Level 1 of the fair value hierarchy.

Corporate Bonds. The fair value of corporate bonds, as obtained from an independent pricing service, is estimated using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer, and credit default swap spreads adjusted for any basis difference between cash and derivative instruments. While most corporate bonds are categorized in Level 2 of the fair value hierarchy, in instances where lower relative weight is placed on transaction prices, quotations, or similar observable inputs, they are categorized in Level 3 of the fair value hierarchy.

Derivative Instruments. Forward foreign currency contracts are valued based upon the closing prices of the forward currency rates determined at the close of the NYSE, which are provided by an independent pricing service. Swaps derive their value from underlying asset prices, indices, reference rates and other inputs or a combination of these factors. Swaps are valued by an independent pricing service unless the price is unavailable, in which case they are valued at the price provided by a dealer in that security. Exchange-traded futures contracts are generally valued at the settlement price. Listed options are ordinarily valued at the mean of the last bid and ask price provided by an independent pricing service unless the price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer. Over-the-counter ("OTC") options are ordinarily valued at the mean of the last bid and ask price for a comparable listed option provided by an independent pricing service unless such a price is unavailable, in which case they are valued at a quotation obtained from a broker-dealer.

Listed derivatives that are actively traded are valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy. OTC derivative contracts include forward foreign currency contracts, swap agreements, and option contracts related to interest rates, foreign currencies, credit standing of reference entities, equity prices, or commodity prices. Depending on the product and the terms of the transaction, the fair value of the OTC derivative products are modeled taking into account the counterparties' creditworthiness and using a series of techniques, including simulation models. Many pricing models do not entail material subjectivity because the methodologies employed do not necessitate significant judgments and the pricing inputs are observed from actively quoted markets, as is the case with interest rate swap and option contracts. OTC derivative products valued using pricing models with significant observable inputs are categorized within Level 2 of the fair value hierarchy.

Equity Securities. Equity securities traded on U.S. or foreign securities exchanges or included in a national market system are valued at the official closing price at the close of each business day unless otherwise stated below. OTC equity securities and listed securities for which no price is readily available are valued at the average of the last bid and ask prices.

Mutual funds, including investment funds, typically are valued at the NAV reported as of the valuation date.

Securities that are stated at the last reported sales price or closing price on the day of valuation taken from the primary exchange where the security is principally traded and to the extent these securities are actively traded and valuation adjustments are not applied, they are categorized in Level 1 of the fair value hierarchy.

Foreign securities, for which the primary trading market closes at the same time or after the NYSE, are valued based on quotations from the primary market in which they are traded and categorized in Level 1. Because many foreign securities markets and exchanges close prior to the close of the NYSE, closing prices for foreign securities in those markets or on those exchanges do not reflect the events that occur after that close. Certain foreign securities may be fair valued using a pricing service that considers the correlation of the trading patterns of the foreign security to the intra-day trading in the U.S. markets for investments such as American Depositary Receipts, financial futures, exchange-traded funds, and the movement of certain indices of securities based on a statistical analysis of their historical relationship; such valuations generally are categorized in Level 2.

Preferred stock, repurchase agreements, and other equities traded on inactive markets or valued by reference to similar instruments are also generally categorized in Level 2.

Loans. Loans are valued using a price or composite price from one or more brokers or dealers as obtained from an independent pricing service. The fair value of loans is estimated using recently executed transactions, market price quotations, credit/market events, and cross-asset pricing. Inputs are generally observable market inputs obtained from independent sources. Loans are generally categorized in Level 2 of the fair value hierarchy, unless key inputs are unobservable in which case they would be categorized as Level 3.

Municipal Bonds. Municipal bonds are fair valued based on pricing models used by and obtained from an independent pricing service that take into account, among other factors, information received from market makers and broker-dealers, current trades, bid-wants lists, offerings, market movements, the callability of the bond, state of issuance, benchmark yield curves, and bond insurance. To the extent that these inputs are observable and timely, the fair values of municipal bonds would be categorized as Level 2; otherwise the fair values would be categorized as Level 3.

Overdraft due to custodian. Due to the short-term nature of overdraft due to custodian, the carrying value approximates fair value and the liability is categorized as Level 2 in the fair value hierarchy.

Restricted Securities. Restricted securities that are deemed to be Rule 144A securities and illiquid, as well as restricted securities held in non-public entities, are included in Level 3 of the fair value hierarchy to the extent that significant inputs to valuation are unobservable, because they trade infrequently, if at all and, therefore, the inputs are unobservable. Restricted securities that are valued at a discount to similar publicly traded securities may be categorized as Level 2 of the fair value hierarchy to the extent that the discount is considered to be insignificant to the fair value measurement in its entirety; otherwise they may be categorized as Level 3.

U.S. Government and Agency Securities. U.S. government and agency securities are normally valued using a model that incorporates market observable data such as reported sales of similar securities, broker quotes, yields, bids, offers, quoted market prices, and reference data. Accordingly, U.S. government and agency securities are normally categorized in Level 2 of the fair value hierarchy depending on the liquidity and transparency of the market.

Transfers from Level 2 to Level 3 occurred primarily due to the lack of observable market data due to decreased market activity or information for these securities. Transfers from Level 3 to Level 2 occurred primarily due to the increased availability of observable market data due to increased market activity or information. Transfers between levels represent the values as of the beginning of the reporting period.

For fair valuations using unobservable inputs, U.S. GAAP requires a reconciliation of the beginning to ending balances for reported fair values that presents changes attributable to total realized and unrealized gains or losses, purchases and sales, and transfers in or out of the Level 3 category during the period. In accordance with the requirements of U.S. GAAP, a fair value hierarchy and Level 3 reconciliation, if any, have been included in the Notes to the Schedule of Investments for each respective Fund.

Net realized gain (loss) and net unrealized appreciation (depreciation), shown on the reconciliation of Level 3 investments, if applicable, are included on the Statement of Operations in net realized gain (loss) on investments in unaffiliated and/or affiliated securities and in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities, respectively. Additionally, the net change in unrealized appreciation (depreciation) for all Level 3 investments still held as of March 31, 2019, if applicable, is included on the Statement of Operations in net change in unrealized appreciation (depreciation) on investments in unaffiliated and/or affiliated securities.

4. DERIVATIVE INSTRUMENTS ($ amounts in thousands unless indicated otherwise)

The following disclosures contain information on why and how the Funds use derivative instruments, the associated risks of investing in derivative instruments, and how derivative instruments affect the Funds' financial positions and results of operations.

Forward Foreign Currency Contracts. Certain Funds are authorized to enter into forward foreign currency contracts ("forward contracts") for the purchase or sale of a foreign currency at a negotiated rate at a future date. Forward contracts are reported on a schedule following the Schedule of Investments. Forward contracts are valued daily based upon the closing prices of the forward currency rates provided by an independent pricing service determined at the close of the NYSE. The resulting unrealized appreciation and depreciation is reported on the Statement of Assets and Liabilities as a receivable or payable and on the Statement of Operations within the change in unrealized appreciation (depreciation). At contract close, the difference between the original cost of the contract and the value at the close date is recorded as a realized gain (loss) on the Statement of Operations.

Risks to a Fund related to the use of such contracts include both market and credit risk. Market risk is the risk that the value of the forward contract will depreciate due to unfavorable changes in the exchange rates. Credit risk arises from the possibility that the counterparty will default. If the counterparty defaults, a Fund's maximum loss will consist of the aggregate unrealized gain on appreciated contracts that is not collateralized.

Ivy Core Equity Fund, Ivy Global Equity Income Fund, Ivy High Income Fund and Ivy International Core Equity Fund enter into forward foreign currency exchange contracts as an economic hedge against either specific transactions or portfolio instruments or to obtain exposure to, or hedge exposure away from foreign currencies (foreign currency exchange rate risk).

Futures Contracts. Certain Funds are authorized to engage in buying and selling futures contracts. Upon entering into a futures contract, a Fund is required to deposit, in a segregated account, an amount equal to a varying specified percentage of the contract amount. This amount is known as the initial margin. Subsequent amounts, known as variation margin, are paid or received by the Fund each day, dependent on the daily fluctuations in the value of the underlying debt security or index. Options on futures contracts may also be purchased or sold by a Fund.

Futures contracts are reported on a schedule following the Schedule of Investments. Securities held in collateralized accounts to cover initial margin requirements on open futures contracts are identified on the Schedule of Investments. Cash held by the broker to cover initial margin requirements on open futures contracts and the receivable and/or payable for the daily mark to market for the variation margin are noted on the Statement of Assets and Liabilities. The net change in unrealized appreciation (depreciation) is reported on the Statement of Operations. Realized gains (losses) are reported on the Statement of Operations at the closing or expiration of futures contracts.

Risks of entering into futures contracts include the possibility of loss of securities or cash held as collateral, that there may be an illiquid market where the Fund is unable to close the contract or enter into an offsetting position and, if used for hedging purposes, the risk that the price of the contract will correlate imperfectly with the prices of the Fund's securities.

Ivy Municipal Bond Fund, Ivy Securian Core Bond Fund and Ivy Small Cap Core Fund invest in long and/or short positions in futures contracts to gain exposure to, or economically hedge against, changes in interest rates (interest rate risk), changes in the value of equity securities (equity risk) or foreign currencies (foreign currency exchange rate risk).

Option Contracts. Options purchased by a Fund are accounted for in the same manner as portfolio securities. The cost of the underlying instruments acquired through the exercise of call options is increased by the premium paid to purchase the call. The proceeds from instruments sold through the exercise of put options are decreased by the premium paid to purchase the put.

When a Fund writes (sells) an option, an amount equal to the premium received by the Fund is recorded as a liability. The amount of the liability is subsequently adjusted to reflect the current value of the option written. When an option expires on its stipulated expiration date or a Fund enters into a closing purchase transaction, the Fund realizes a gain (or loss if the cost of a closing purchase transaction exceeds the premium received when the call option was sold), and the liability related to such option is extinguished. When a written call option is exercised, the premium is added to the proceeds from the sale of the underlying instrument in determining whether a Fund has realized a gain or loss. When a written put is exercised, the cost basis of the instruments purchased by a Fund is reduced by the amount of the premium received.

Investments in options, whether purchased or written, involve certain risks. Writing put options and purchasing call options may increase a Fund's exposure to the underlying instrument. With written options, there may be times when a Fund will be required to purchase or sell instruments to meet its obligation under the option contract where the required action is not beneficial to the Fund, due to unfavorable movement of the market price of the underlying instrument.

Option contracts can be traded on a regulated exchange or traded OTC. Unlike the trades on a regulated exchange where the clearinghouse guarantees the performances of both the buyer and the seller, to the extent a Fund enters into OTC option transactions with counterparties, the Fund will be exposed to the risk that counterparties to these OTC transactions will be unable to meet their obligations under the terms of the transaction.

Ivy Mid Cap Growth Fund, Ivy Small Cap Growth Fund and Ivy Value Fund purchase and write call and put options to increase or decrease hedging exposure to underlying instruments (which include credit risk, equity risk, foreign currency exchange rate risk, event risk and/or interest rate risk), increase exposure to various equity markets or certain sectors, gain exposure to or facilitate trading in certain securities and/or, in the case of options written, to generate returns from options premiums.

Swap Agreements. Certain Funds are authorized to invest in swap agreements. Swaps are marked to market daily and changes in value are recorded as unrealized appreciation (depreciation) on the Statement of Operations. Payments received or made by the Fund are recorded as realized gain or loss on the Statement of Operations. Any upfront premiums paid are recorded as assets and any upfront fees received are recorded as liabilities and are shown as swap premiums paid and swap premiums received, respectively, if any, on the Statement of Assets and Liabilities and amortized over the term of the swap. An early termination payment received or made at an early termination or a final payment made at the maturity of the swap is recorded as realized gain or loss on the Statement of Operations.

Total return swaps involve a commitment of one party to pay periodic interest payments in exchange for a market-linked return based on a security or a basket of securities including a variety of securities or representing a particular index. To the extent the total return of the security, a basket of securities, or an index exceeds or falls short of the offsetting interest rate obligation, the Fund will receive a payment from or make a payment to the counterparty.

Ivy International Core Equity Fund and Ivy Small Cap Growth Fund enter into total return swaps to hedge exposure to a security or market.

The creditworthiness of the counterparty with which a Fund enters into a swap agreement is monitored by IICO. If a counterparty creditworthiness declines, the value of the agreement would likely decline, potentially resulting in losses. If a default occurs by the counterparty to such a transaction, the Fund will have contractual remedies pursuant to the agreement related to the transaction. The maximum loss a Fund may incur consists of the aggregate unrealized gain on appreciated contracts that is not collateralized due to facts specific to certain situations (i.e., collateral may not have been posted by the counterparty due to the required collateral amount being less than the pre-agreed thresholds. Additionally, regulatory developments called stay resolutions and the ensuing required contractual amendments to the transactional documentation, including derivatives, permit the relevant regulators to preclude parties to a transaction from terminating trades, among other rights it may have in the trade agreements should a counterparty that it regulates experience financial distress. A relevant regulator also has the authority to reduce the value of certain liabilities owed by the counterparty to a

Fund and/or convert cash liabilities of a regulated entity into equity holdings. The power given to the relevant regulators includes the ability to amend transactional agreements unilaterally, modify the maturity of eligible liabilities, reduce the amount of interest payable or change the date on which interest becomes payable, among other powers.

To prevent incurring losses due to the counterparty credit risk, IICO actively monitors the creditworthiness of the counterparties with which it has entered financial transactions. IICO consistently and frequently risk manages the credit risk of the counterparties it faces in transactions.

Collateral and rights of offset. A Fund mitigates credit risk with respect to OTC derivative counterparties through credit support annexes ("CSA") included with an International Swaps and Derivatives Association, Inc. ("ISDA") Master Agreement which is the standard contract governing all OTC derivative transactions between the Fund and each of its counterparties. Although it is not possible to eliminate credit risk entirely, the CSA allows the Fund and its counterparty to reduce their exposure to the risk of payment default by the other party by holding an amount in collateral equivalent to the realized and unrealized amount of exposure to the counterparty, which is generally held by the Fund's custodian. An amount of collateral is moved to/from applicable counterparties only if the amount of collateral required to be posted surpasses both the threshold and the minimum transfer amount pre-agreed in the CSA between the Fund and the counterparty. See Note 2 "Segregation and Collateralization" for additional information with respect to collateral practices.

Offsetting of Assets and Liabilities. The following tables present financial instruments that are either (1) offset or (2) subject to an enforceable master netting arrangement or similar agreement as of March 31, 2019:

Assets

Fund	Gross Amounts of Recognized Assets	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Assets Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount Receivable
Ivy High Income Fund							
Unrealized appreciation on forward foreign currency contracts[1]	$271	$—	$271	$(68)	$—	$—	$203
Ivy Small Cap Growth Fund							
Swap agreements, at value	$751	$—	$751	$ —	$—	$—	$ 751

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities sold receivable.

Liabilities

Fund	Gross Amounts of Recognized Liabilities	Gross Amounts Offset on the Statement of Assets and Liabilities	Net Amounts of Liabilities Presented on the Statement of Assets and Liabilities	Gross Amounts Not Offset on the Statement of Assets and Liabilities			
				Financial Instruments and Derivatives Available for Offset	Non-Cash Collateral Pledged	Cash Collateral Pledged	Net Amount Payable
Ivy Core Equity Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 133	$—	$ 133	$ —	$ —	$ —	$ 133
Ivy High Income Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$ 187	$—	$ 187	$(68)	$ —	$(90)	$ 29
Ivy International Core Equity Fund							
Unrealized depreciation on forward foreign currency contracts[1]	$30,191	$—	$30,191	$ —	$(28,404)	$ —	$1,787

(1) Amounts include forward contracts that have an offset to an open and close contract, but have not settled. These amounts are included on the Statement of Assets and Liabilities line item for Investment securities purchased payable.

Additional Disclosure Related to Derivative Instruments

Fair values of derivative instruments as of March 31, 2019:

Fund	Type of Risk Exposure	Assets: Statement of Assets & Liabilities Location	Assets: Value	Liabilities: Statement of Assets & Liabilities Location	Liabilities: Value
Ivy High Income Fund	Foreign currency	Unrealized appreciation on forward foreign currency contracts	$ 2		$ —
Ivy International Core Equity Fund	Foreign currency		—	Unrealized depreciation on forward foreign currency contracts	20,812
Ivy Municipal Bond Fund	Interest rate		—	Unrealized depreciation on futures contracts*	526
Ivy Securian Core Bond Fund	Interest rate	Unrealized appreciation on futures contracts*	2,938	Unrealized depreciation on futures contracts*	1,447
Ivy Small Cap Growth Fund	Equity	Swap agreements, at value	751		—
Ivy Value Fund	Equity		—	Written options at value	155

* *The value presented includes cumulative gain (loss) on open futures contracts; however, the value reflected on the accompanying Statement of Assets and Liabilities is only the unsettled variation margin receivable (payable) as of year ended March 31, 2019.*

Amount of realized gain (loss) on derivatives recognized on the Statement of Operations for the year ended March 31, 2019:

		Net realized gain (loss) on:					
Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
Ivy Core Equity Fund	Foreign currency	$ —	$ —	$ —	$ —	$12,287	$12,287
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	647	647
Ivy High Income Fund	Foreign currency	—	—	—	—	1,680	1,680
Ivy International Core Equity Fund	Equity	—	(3,475)	—	—	—	(3,475)
	Foreign currency	—	—	—	—	1,042	1,042
Ivy Mid Cap Growth Fund	Equity	(6,262)	—	—	756	—	(5,506)
Ivy Municipal Bond Fund	Interest rate	—	—	(730)	—	—	(730)
Ivy Securian Core Bond Fund	Interest rate	—	—	2,864	—	—	2,864
Ivy Small Cap Core Fund	Equity	—	—	(27)	—	—	(27)
Ivy Small Cap Growth Fund	Equity	1,259	(8,291)	—	(745)	—	(7,777)
Ivy Value Fund	Equity	—	—	—	1,377	—	1,377

* *Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.*

Change in unrealized appreciation (depreciation) on derivatives recognized on the Statement of Operations for the year ended March 31, 2019:

Fund	Type of Risk Exposure	Investments in unaffiliated securities*	Swap agreements	Futures contracts	Written options	Forward foreign currency contracts	Total
		Net change in unrealized appreciation (depreciation) on:					
Ivy Core Equity Fund	Foreign currency	$—	$ —	$ —	$ —	$ (122)	$ (122)
Ivy Global Equity Income Fund	Foreign currency	—	—	—	—	(12)	(12)
Ivy High Income Fund	Foreign currency	—	—	—	—	(9)	(9)
Ivy International Core Equity Fund	Foreign currency	—	—	—	—	(20,812)	(20,812)
Ivy Municipal Bond Fund	Interest rate	—	—	185	—	—	185
Ivy Securian Core Bond Fund	Interest rate	—	—	854	—	—	854
Ivy Small Cap Growth Fund	Equity	—	6,841	—	—	—	6,841
Ivy Value Fund	Equity	—	—	—	53	—	53

* Purchased options are reported as investments in unaffiliated securities and are reflected on the accompanying Schedule of Investments.

During the year ended March 31, 2019, the average derivative volume was as follows:

Fund	Forward foreign currency contracts[1]	Long futures contracts[2]	Short futures contracts[2]	Swap agreements[3]	Purchased options[2]	Written options[2]
Ivy Core Equity Fund	$ 1,912	$ —	$ —	$ —	$ —	$ —
Ivy Global Equity Income Fund.	28	—	—	—	—	—
Ivy High Income Fund	223	—	—	—	—	—
Ivy International Core Equity Fund	6,373	—	—	4,244	—	—
Ivy Mid Cap Growth Fund	—	—	—	—	271	30
Ivy Municipal Bond Fund	—	—	19,239	—	—	—
Ivy Securian Core Bond Fund	—	163,680	73,751	—	—	—
Ivy Small Cap Growth Fund	—	—	—	71,857	116	22
Ivy Value Fund	—	—	—	—	—	210

(1) Average absolute value of unrealized appreciation/depreciation during the period.

(2) Average value outstanding during the period.

(3) Average notional amount outstanding during the period.

5. BASIS FOR CONSOLIDATION OF THE IVY EMERGING MARKETS EQUITY FUND

Ivy EME, Ltd. (the "Subsidiary"), a Cayman Islands exempted company, was incorporated as a wholly owned subsidiary acting as an investment vehicle for the Ivy Emerging Markets Equity Fund (referred to as "the Fund" in this subsection). The Subsidiary acts as an investment vehicle for the Fund, in order to effect certain investments for the Fund consistent with the Fund's investment objectives and policies as specified in its prospectus and SAI. The Fund's investment portfolio has been consolidated and includes the portfolio holdings of the Fund and its Subsidiary. The consolidated financial statements include the accounts of the Fund and its Subsidiary. All inter-company transactions and balances have been eliminated. A subscription agreement was entered into between the Fund and its Subsidiary comprising the entire issued share capital of the Subsidiary with the intent that the Fund will remain the sole shareholder and retain all rights. Under the Articles of Association, shares issued by the Subsidiary confer upon a shareholder the right to receive notice of, to attend and to vote at general meetings of the Subsidiary and shall confer upon the shareholder rights in a winding-up or repayment of capital and the right to participate in the profits or assets of the Subsidiary.

See the table below for details regarding the structure, incorporation and relationship as of March 31, 2019 of the Subsidiary to the Fund (amounts in thousands).

Subsidiary	Date of Incorporation	Subscription Agreement	Fund Net Assets	Subsidiary Net Assets	Percentage of Fund Net Assets
Ivy EME, Ltd.	1-31-13	4-10-13	$1,987,369	$341	0.02%

6. INVESTMENT MANAGEMENT AND PAYMENTS TO AFFILIATED PERSONS
($ amounts in thousands unless indicated otherwise)

Management Fees. IICO, a wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), serves as each Fund's investment manager. The management fee is accrued daily by each Fund at the following annual rates as a percentage of average daily net assets:

Fund (M - Millions)	$0 to $250M	$250 to $500M	$500 to $1,000M	$1,000 to $1,500M	$1,500 to $2,000M	$2,000 to $3,000M	$3,000 to $5,000M	$5,000 to $6,000M	$6,000 to $10,000M	$10,000 to $15,000M	$15,000 to $20,000M	Over $20,000M
Ivy Core Equity Fund	0.700%	0.700%	0.700%	0.650%	0.650%	0.600%	0.550%	0.525%	0.500%	0.490%	0.490%	0.490%
Ivy Emerging Markets Equity Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.755	0.755	0.750	0.750	0.750
Ivy Global Bond Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.490	0.490	0.480	0.480	0.480
Ivy Global Equity Income Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Global Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.695	0.695	0.690	0.690	0.690
Ivy Government Money Market Fund	0.350	0.350	0.350	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300	0.300
Ivy High Income Fund	0.625	0.625	0.600	0.550	0.500	0.500	0.500	0.500	0.500	0.490	0.490	0.480
Ivy International Core Equity Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.700	0.690	0.690	0.680	0.680	0.680
Ivy Large Cap Growth Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540
Ivy Limited-Term Bond Fund	0.500	0.500	0.450	0.400	0.350	0.350	0.350	0.340	0.340	0.330	0.330	0.330
Ivy Managed International Opportunities Fund	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050	0.050
Ivy Mid Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Mid Cap Income Opportunities Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.670	0.670
Ivy Municipal Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Municipal High Income Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.385	0.385
Ivy Pzena International Value Fund	1.000	1.000	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.700	0.700	0.700
Ivy Securian Core Bond Fund	0.525	0.525	0.500	0.450	0.400	0.400	0.400	0.395	0.395	0.390	0.390	0.390
Ivy Small Cap Core Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Small Cap Growth Fund	0.850	0.850	0.850	0.830	0.830	0.800	0.760	0.730	0.730	0.720	0.720	0.720
Ivy Value Fund	0.700	0.700	0.700	0.650	0.650	0.600	0.550	0.545	0.545	0.540	0.540	0.540

For the period from May 18, 2009 to September 30, 2016, IICO voluntarily agreed to reduce the management fee paid to 0.485%, on an annual basis, of net assets for any day that Ivy Municipal High Income Fund's net assets are below $500 million.

For Funds managed solely by IICO, IICO has voluntarily agreed to waive a Fund's management fee on any day that the Fund's net assets are less than $25 million, subject to IICO's right to change or modify this waiver. See Expense Reimbursements and/or Waivers below for amounts waived during the year ended March 31, 2019.

IICO has entered into Subadvisory Agreements with the following entities on behalf of certain Funds:

Under an agreement between IICO and Pzena Investment Management, LLC ("Pzena"), Pzena serves as subadviser to Ivy Pzena International Value Fund. Under an agreement between IICO and Securian Asset Management, Inc. ("Securian AM"), Securian AM serves as subadviser to Ivy Securian Core Bond Fund. Each subadviser makes investment decisions in accordance with the Fund's investment objectives, policies and restrictions under the supervision of IICO and the oversight of the Board. IICO pays all applicable costs of the subadvisers.

Independent Trustees and Chief Compliance Officer Fees. Fees paid to the Independent Trustees can be paid in cash or deferred to a later date, at the election of the Trustees according to the Deferred Fee Agreement entered into between the Trust and the Trustee(s). Each Fund records its portion of the deferred fees as a liability on the Statement of Assets and Liabilities. All fees paid in cash plus any appreciation (depreciation) in the underlying deferred plan are shown on the Statement of Operations. Additionally, fees paid to the Chief Compliance Officer of the Funds are shown on the Statement of Operations.

Accounting Services Fees. The Trust has an Accounting and Administrative Services Agreement with WRSCO, doing business as WI Services Company ("WISC"), an indirect subsidiary of WDR. Under the agreement, WISC acts as the agent in providing bookkeeping and accounting services and assistance to the Trust, including maintenance of Fund records, pricing of Fund shares and preparation of certain shareholder reports. For these services, each Fund, other than Ivy Managed International Opportunities Fund, pays WISC a monthly fee of one-twelfth of the annual fee based on the average net asset levels shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.00	$11.50	$23.10	$35.50	$48.40	$63.20	$82.50	$96.30	$121.60	$148.50

In addition, for each class of shares in excess of one, each Fund pays WISC a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

Under the Accounting and Administrative Services Agreement for the Ivy Managed International Opportunities Fund, the Fund pays WISC a monthly fee of one-twelfth of the annual fee shown in the following table:

(M - Millions)	$0 to $10M	$10 to $25M	$25 to $50M	$50 to $100M	$100 to $200M	$200 to $350M	$350 to $550M	$550 to $750M	$750 to $1,000M	Over $1,000M
Annual Fee Rate	$0.000	$5.748	$11.550	$17.748	$24.198	$31.602	$41.250	$48.150	$60.798	$74.250

In addition, for each class of shares in excess of one, the Ivy Managed International Opportunities Fund pays WISC a monthly per-class fee equal to 1.25% of the monthly accounting services base fee.

Each Fund also pays WISC a monthly administrative fee at the annual rate of 0.01%, or one basis point, for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion. This fee is voluntarily waived by WISC until a Fund's net assets are at least $10 million and is included in "Accounting services fee" on the Statement of Operations.

Shareholder Servicing. General. Under the Shareholder Servicing Agreement between the Trust and WISC, with respect to Class A, Class B, Class C, Class E and Class T shares, for each shareholder account that was in existence at any time during the prior month, each Fund pays a monthly fee that ranges from $1.5042 to $1.6958 per account; however, WISC has agreed to reduce that fee if the number of total shareholder accounts within the Complex (InvestEd Portfolios and Ivy Funds) reaches certain levels. Ivy Government Money Market Fund pays a monthly fee of $1.75 for each shareholder account that was in existence at any time during the prior month plus, for Class A shareholder accounts, $0.75 for each shareholder check processed in the prior month. Ivy Limited-Term Bond Fund Class A, which also has check writing privileges, pays $0.75 for each shareholder check processed in the prior month. For Class R shares, each Fund pays a monthly fee equal to one-twelfth of 0.25 of 1% of the average daily net assets of the class for the preceding month. For Class I and Class Y shares, each Fund pays a monthly fee equal to one-twelfth of 0.15 of 1% of the average daily net assets of the class for the preceding month. For Class N shares, each Fund pays WISC a monthly fee equal to one-twelfth of 0.01 of 1% of the average daily net assets of the class for the preceding month. Each Fund also reimburses WISC for certain out-of-pocket costs for all classes.

Networked accounts. For certain networked accounts (that is, those accounts whose Fund shares are purchased through certain financial intermediaries), WISC has agreed to reduce its per account fees charged to the Funds to $0.50 per month per shareholder account. Additional fees may be paid by the Funds to those intermediaries. The Fund will reimburse WISC for such costs if the annual rate of the third-party per account charges for a Fund are less than or equal to $12.00 per account or an annual fee of 0.14 of 1% that is based on average daily net assets.

Broker accounts. Certain broker-dealers that maintain shareholder accounts with each Fund through an omnibus account provide transfer agent and other shareholder-related services that would otherwise be provided by WISC if the individual accounts that comprise the omnibus account were opened by their beneficial owners directly. Each Fund may pay such broker-dealers a per account fee for each open account within the omnibus account (up to $18.00 per account), or a fixed rate fee (up to an annual fee of 0.20 of 1% that is based on average daily net assets), based on the average daily NAV of the omnibus account (or a combination thereof).

Distribution and Service Plan. Class A, Class E and Class T Shares. Under a Distribution and Service Plan adopted by the Trust pursuant to Rule 12b–1 under the 1940 Act (the "Distribution and Service Plan"), each Fund, other than Ivy Government Money Market Fund, may pay a distribution and/or service fee to Ivy Distributors, Inc. ("IDI") for Class A, Class E and Class T shares in an amount not to exceed 0.25% of the Fund's average annual net assets. The fee is to be paid to compensate IDI for amounts it expends in connection with the distribution of the Class A, Class E and Class T shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts of that class.

Class B and Class C Shares. Under the Distribution and Service Plan, each Fund may pay IDI a service fee not to exceed 0.25% and a distribution fee not to exceed 0.75% of the Fund's average annual net assets for Class B and Class C shares to compensate IDI for its services in connection with the distribution of shares of that class and/or provision of personal services to Class B or Class C shareholders and/or maintenance of shareholder accounts of that class.

Class R Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.50%, on an annual basis, of the average daily net assets of the Fund's Class R shares to compensate IDI for, either directly or through third parties, distributing the Class R shares of that Fund, providing personal services to Class R shareholders and/or maintaining Class R shareholder accounts.

Class Y Shares. Under the Distribution and Service Plan, each Fund may pay IDI a fee of up to 0.25%, on an annual basis, of the average daily net assets of the Fund's Class Y shares to compensate IDI for, either directly or through third parties, distributing the Class Y shares of that Fund, providing personal services to Class Y shareholders and/or maintaining Class Y shareholder accounts.

Sales Charges. As principal underwriter for the Trust's shares, IDI receives sales commissions (which are not an expense of the Trust) for sales of Class A, Class E and Class T shares. A CDSC may be assessed against a shareholder's redemption amount of Class B, Class C or certain Class A and Class E shares and is paid to IDI. During the year ended March 31, 2019, IDI received the following amounts in sales commissions and CDSCs:

	Gross Sales Commissions	CDSC				Commissions Paid[1]
		Class A	Class B	Class C	Class E	
Ivy Core Equity Fund	$1,663	$ 5	$ 2	$ 4	$ —	$1,434
Ivy Emerging Markets Equity Fund	322	2	2	28	—	370
Ivy Global Bond Fund	68	1	2	—*	N/A	58
Ivy Global Equity Income Fund	179	1	1	1	—	155
Ivy Global Growth Fund	225	1	—*	1	—	196
Ivy Government Money Market Fund	—	1	2	—*	—	—
Ivy High Income Fund	1,397	8	30	35	—	1,437
Ivy International Core Equity Fund	324	5	1	29	—	399
Ivy Large Cap Growth Fund	1,494	3	4	5	—	1,316
Ivy Limited-Term Bond Fund	447	22	4	6	—	412
Ivy Managed International Opportunities Fund	63	—*	1	—*	—	54
Ivy Mid Cap Growth Fund	1,158	4	5	9	—	1,120
Ivy Mid Cap Income Opportunities Fund	153	—*	N/A	2	—	166
Ivy Municipal Bond Fund	180	2	2	3	N/A	161
Ivy Municipal High Income Fund	355	5	6	6	N/A	325
Ivy Pzena International Value Fund	31	—*	—*	—*	N/A	27
Ivy Securian Core Bond Fund	143	4	—*	1	—	124
Ivy Small Cap Core Fund	162	12	2	3	—	181
Ivy Small Cap Growth Fund	881	2	3	7	—	828
Ivy Value Fund	231	1	1	1	—	201

* Not shown due to rounding.

(1) IDI reallowed/paid this portion of the sales charge to financial advisors and selling broker-dealers.

Expense Reimbursements and/or Waivers. IICO, the Funds' investment manager, IDI, the Funds' distributor, and/or Waddell & Reed Services Company, doing business as WISC, the Funds' transfer agent, have contractually agreed to reimburse sufficient management fees, 12b-1 fees and/or shareholder servicing fees to cap the total annual ordinary fund operating expenses (which would exclude interest, taxes, brokerage commissions, acquired fund fees and expenses, and extraordinary expenses, if any). Fund and class expense limitations and related waivers/reimbursements for the year ended March 31, 2019 were as follows:

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Core Equity Fund	Class A	Contractual	1-11-2013	7-31-2020	1.04%	$ —	N/A
	Class B	Contractual	10-16-2017	7-31-2020	2.13%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2019	1.10%[(1)]	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	1-11-2013	7-31-2020	0.84%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	1-11-2013	7-31-2020	0.84%	$ 119	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Emerging Markets Equity Fund	Class A	Contractual	3-17-2014	7-31-2019	1.58%	$ —	N/A
	Class B	Contractual	3-17-2014	7-31-2019	2.50%	$ —	N/A
	Class I	Contractual	3-17-2014	7-31-2019	0.99%	$1,601	Shareholder Servicing
	Class N	Contractual	3-17-2014	7-31-2019	0.99%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2019	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2019	Not to exceed Class A	$ —	N/A
Ivy Global Bond Fund	Class A	Contractual	6-2-2008	7-31-2020	0.99%	$ 565	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-2-2008	7-31-2020	1.74%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	6-2-2008	7-31-2020	1.74%	$ 21	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-2-2008	7-31-2020	0.74%	$ 352	Shareholder Servicing
	Class N	Contractual	4-1-2017	7-31-2020	0.74%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-2-2008	7-31-2020	0.99%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Global Equity Income Fund	Class A	Contractual	6-4-2012	7-31-2020	1.24%	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	6-4-2012	7-31-2020	1.95%	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	2-26-2018	7-31-2020	1.13%	$ 21	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-4-2012	7-31-2020	0.92%	$ 81	Shareholder Servicing
	Class N	Contractual	8-15-2015	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-4-2012	7-31-2020	1.19%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Global Growth Fund	Class B	Contractual	2-26-2018	7-31-2020	2.58%	$ —	N/A
	Class I	Contractual	8-1-2011	7-31-2020	1.06%	$ 118	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Government Money Market Fund	Class A	Voluntary	N/A	N/A	To maintain minimum yield[18]	$ —	N/A
	Class B	Voluntary	N/A	N/A	To maintain minimum yield[18]	$ —	N/A
	Class C	Voluntary	N/A	N/A	To maintain minimum yield[18]	$ —	N/A
	Class E	Contractual	7-31-2018	7-31-2019	0.56%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class E	Voluntary	N/A	N/A	To maintain minimum yield[18]	$ —	N/A
	Class N	Voluntary	N/A	N/A	To maintain minimum yield[18]	$ —	N/A
Ivy High Income Fund	Class B	Contractual	2-26-2018	7-31-2020	1.71%	$ 9	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	2-26-2018	7-31-2020	1.66%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2019	1.08%[2]	$ 13	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2019	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 37	12b-1 Fees and/or Shareholder Servicing
Ivy International Core Equity Fund	All Classes	Contractual	8-1-2008	7-31-2020	N/A	$ 103[3]	Investment Management Fee
	Class A	Contractual	11-5-2018	7-31-2020	1.25%	$ 72	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	11-5-2018	7-31-2020	2.11%	$ 2	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	11-5-2018	7-31-2020	1.93%	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2020	1.28%[19]	$ 17	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2020	0.79%	$3,634	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.79%	$ 88	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class R	Contractual	11-5-2018	7-31-2020	1.53%	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class T	Contractual	7-5-2017	7-31-2019	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-15-2018	7-31-2020	1.18%	$ 15	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Large Cap Growth Fund	Class A	Contractual	6-1-2006	7-31-2020	1.05%[15]	$ —	N/A
	Class B	Contractual	2-26-2018	7-31-2020	1.85%[16]	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2019	1.15%	$ 7	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	6-13-2011	7-31-2020	0.69%[4]	$ 1,498	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.69%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	6-1-2006	7-31-2020	1.05%[17]	$ 5	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Limited-Term Bond Fund	Class E	Contractual	8-1-2010	7-31-2019	0.95%[5]	$ 3	12b-1 Fees and/or Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2019	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Managed International Opportunities Fund	All Classes	Contractual	3-17-2014	7-31-2019	N/A	$ 7[6]	Investment Management Fee
	Class A	Contractual	3-17-2014	7-31-2019	0.49%	$ 11	12b-1 Fees and/or Shareholder Servicing
	Class B	Contractual	3-17-2014	7-31-2019	1.40%	$ 1	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	3-17-2014	7-31-2019	1.29%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	3-17-2014	7-31-2019	0.16%	$ 33	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —*	Shareholder Servicing
	Class R	Contractual	3-17-2014	7-31-2019	0.72%	$ —	N/A
	Class Y	Contractual	3-17-2014	7-31-2019	0.38%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class Y	Contractual	3-17-2014	7-31-2019	Not to exceed Class A	$ —	N/A
Ivy Mid Cap Growth Fund	All Classes	Contractual	8-1-2008	7-31-2020	N/A	$ 1,084[7]	Investment Management Fee
	Class A	Contractual	8-1-2014	7-31-2019	1.31%	$ —	N/A
	Class B	Contractual	2-26-2018	7-31-2020	2.09%	$ —	N/A
	Class E	Contractual	8-1-2008	7-31-2019	1.28%[8]	$ 19	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2020	0.79%	$ 2,264	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.79%	$ 49	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Mid Cap Income Opportunities Fund	Class A	Contractual	10-1-2014	7-31-2019	1.35%	$ 24	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2014	7-31-2019	2.07%	$ 6	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	10-1-2014	7-31-2019	1.30%	$ —	N/A
	Class I	Contractual	10-1-2014	7-31-2019	1.05%	$ 105	Shareholder Servicing
	Class N	Contractual	10-1-2014	7-31-2019	1.05%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class R	Contractual	10-1-2014	7-31-2019	1.80%	$ —	N/A
	Class Y	Contractual	10-1-2014	7-31-2019	1.35%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2019	Not to exceed Class A	$ —	N/A
Ivy Municipal Bond Fund	Class A	Contractual	10-16-2017	7-31-2020	0.84%	$ 305	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	10-16-2017	7-31-2020	0.70%	$ 106	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 1	12b-1 Fees and/or Shareholder Servicing
Ivy Municipal High Income Fund	Class B	Contractual	10-1-2016	7-31-2020	1.62%	$ —*	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	10-1-2016	7-31-2020	1.58%	$ 59	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2020	0.61%[9]	$ 325	Shareholder Servicing
	Class N	Contractual	7-5-2017	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	10-1-2016	7-31-2019	0.94%	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ 7	12b-1 Fees and/or Shareholder Servicing
Ivy Pzena International Value Fund	All Classes	Contractual	12-3-2012	7-31-2019	N/A	$ 486[10]	Investment Management Fee
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2019	Not to exceed Class A	$ —	N/A
Ivy Securian Core Bond Fund	All Classes	Contractual	8-1-2011	7-31-2019	N/A	$ 303[11]	Investment Management Fee
	Class E	Contractual	1-31-2011	7-31-2019	1.01%[12]	$ 8	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	8-1-2011	7-31-2019	0.54%	$ 928	Shareholder Servicing
	Class N	Contractual	8-1-2011	7-31-2019	0.54%	$ 18	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2019	Not to exceed Class A	$ —	N/A
Ivy Small Cap Core Fund	All Classes	Contractual	8-1-2008	7-31-2020	N/A	$ 113[13]	Investment Management Fee
	Class I	Contractual	7-31-2018	7-31-2020	0.89%	$ 465	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.89%	$ 14	Shareholder Servicing
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2019	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2008	7-31-2019	Not to exceed Class A	$ —	N/A

Fund Name	Share Class Name	Type of Expense Limit	Commencement Date	End Date	Expense Limit	Amount of Expense Waiver/ Reimbursement	Expense Reduced
Ivy Small Cap Growth Fund	Class B	Contractual	2-26-2018	7-31-2020	2.22%[14]	$ 10	12b-1 Fees and/or Shareholder Servicing
	Class C	Contractual	11-5-2018	7-31-2020	2.05%	$ 12	12b-1 Fees and/or Shareholder Servicing
	Class E	Contractual	8-1-2008	7-31-2019	1.35%	$ 18	12b-1 Fees and/or Shareholder Servicing
	Class I	Contractual	7-31-2018	7-31-2020	0.89%	$ 858	Shareholder Servicing
	Class N	Contractual	7-31-2018	7-31-2020	0.89%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class T	Contractual	7-5-2017	7-31-2019	Not to exceed Class A	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A
Ivy Value Fund	Class A	Contractual	10-16-2017	7-31-2020	1.22%	$ —	N/A
	Class B	Contractual	10-16-2017	7-31-2020	2.36%	$ —	N/A
	Class I	Contractual	10-16-2017	7-31-2020	0.92%	$ —	N/A
	Class N	Contractual	8-15-2018	7-31-2020	Not to exceed Class I	$ —	N/A
	Class Y	Contractual	8-1-2011	7-31-2020	Not to exceed Class A	$ —	N/A

*Not shown due to rounding.

(1) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.13%.

(2) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.11%.

(3) Due to Class A, Class B, Class C, Class E, Class I, Class N, Class R, Class T and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(4) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 0.88%.

(5) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 0.98%.

(6) Due to Class A, Class B, Class C, Class E, Class I, Class N, Class R and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(7) Due to Class A, Class B, Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(8) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.30%.

(9) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 0.68%.

(10) The Fund's management fee is being reduced by 0.21% of average daily net assets. Prior to July 31, 2018, the management fee was being reduced by 0.16% of average daily net assets.

(11) Due to Class E, Class I, Class N and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(12) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.02%.

(13) Due to Class I, Class N, Class T and/or Class Y contractual expense limits, investment management fees were waived for all share classes.

(14) Reflects the lower expense limit which went into effect November 5, 2018. Prior to November 5, 2018, the expense limit in effect was 2.23%.

(15) Reflects the lower expense limit which went into effect November 5, 2018. Prior to November 5, 2018, the expense limit in effect was 1.15%.

(16) Reflects the lower expense limit which went into effect November 5, 2018. Prior to November 5, 2018, the expense limit in effect was 2.05%.

(17) Reflects the lower expense limit which went into effect November 5, 2018. Prior to November 5, 2018, the expense limit in effect was 1.06%.

(18) Minimum yield was 0.01%.

(19) Reflects the lower expense limit which went into effect July 31, 2018. Prior to July 31, 2018, the expense limit in effect was 1.31%.

Any amounts due to the Funds as a reimbursement but not paid as of March 31, 2019 are shown as a receivable from affiliates on the Statement of Assets and Liabilities.

7. INTERFUND LENDING PROGRAM

Pursuant to an exemptive order issued by the SEC ("Order"), the Ivy Funds, Ivy Variable Insurance Portfolios and InvestEd Portfolios (collectively, the "Funds" only for purposes of this footnote 7) have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement ("Interfund Lending Program"). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (each an "Interfund Loan"), subject to meeting the conditions of the Order. The interest rate to be charged on an Interfund Loan is the average of the overnight repurchase agreement rate and the short-term bank loan rate. The Funds made no Interfund Loans under the Interfund Lending Program during the year ended March 31, 2019.

8. AFFILIATED COMPANY TRANSACTIONS (All amounts in thousands)

A summary of the transactions in affiliated companies during the year ended March 31, 2019 follows:

	3-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	3-31-19 Share Balance	3-31-19 Value	Net Change in Unrealized Depreciation
Ivy High Income Fund								
ASG Warrant Corp.(2)(3)	N/A	$ 1,206	$ —	$ —	$ —	20	$ —	$ (1,205)
BIS Industries Ltd.(2)(3)(4)	19,683	—	—	—	—	19,683	1,256	(417)
J.G. Wentworth Co. (The)(2)(3)(4)	4,485	—	39,515	5,337	—	N/A	N/A	N/A
Larchmont Resources LLC(2)(3)(4)	18	—	—	—	—	18	4,585	(1,604)
Maritime Finance Co. Ltd.(3)(4)	1,750	—	—	—	1,961	1,750	14,910	(75)
True Religion Apparel, Inc.(2)(3)	219	—	—	—	—	219	5,898	(9,622)
				$5,337	$ 1,961		$ 26,649	$(12,923)

	3-31-18 Principal Balance				Interest Received	3-31-19 Principal Balance		Net Change in Unrealized Appreciation/ (Depreciation)
Larchmont Resources LLC (9.770% Cash or 9.770% PIK), 9.610%, 8-7-20(3)	$ 16,126	$ 477	$ 1,730	$ —	$ 1,609	$ 14,873	$ 14,278	$ (570)
TRLG Intermediate Holdings LLC, 10.000%, 10-27-22	26,651	—	241	23	2,680	26,384	24,867	106
				$ 23	$4,289		$ 39,145	$ (464)

	3-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)(1)	Distributions Received	3-31-19 Share Balance	3-31-19 Value	Net Change in Unrealized Depreciation
Ivy Managed International Opportunities Fund								
Ivy Emerging Markets Equity Fund, Class N	1,911	$ 4,391	$ 13,420	$ 896	$ 301	1,394	$ 27,703	$ (6,117)
Ivy European Opportunities Fund, Class N	1,032	1,365	31,135	4,271	—	N/A	N/A	(4,402)
Ivy Global Equity Income Fund, Class N	N/A	23,131	2,717	1,728	276	1,534	18,288	(2,127)
Ivy Global Growth Fund, Class N	500	4,285	7,986	2,824	107	414	18,367	(1,948)
Ivy Global Income Allocation Fund, Class N	2,155	1,920	33,133	2,150	582	N/A	N/A	(1,795)
Ivy International Core Equity Fund, Class N	4,880	39,804	62,948	3,313	1,539	3,716	62,842	(12,395)
Ivy International Small Cap Fund, Class N	N/A	21,150	1,820	(191)	278	1,604	17,580	(1,749)
Ivy Pzena International Value Fund, Class N	N/A	45,362	4,782	3,110	427	2,262	34,702	(5,878)
				$18,101	$ 3,510		$179,482	$ (36,411)

	3-31-18 Share Balance	Gross Additions	Gross Reductions	Realized Gain/(Loss)	Distributions Received	3-31-19 Share Balance	3-31-19 Value	Net Change in Unrealized Depreciation
Ivy Municipal High Income								
1155 Island Avenue LLC[2]	6,578	$ —	$ 1,074	$1,366	$ —	N/A	N/A	$ (768)

	3-31-18 Principal Balance				Interest Received	3-31-19 Principal Balance		Net Change in Unrealized Appreciation/ (Depreciation)
1155 Island Avenue LLC, 10.000%, 12-11-24	$ 289	$ —	$ 289	$ —	$ 11	N/A	N/A	$ —
1155 Island Avenue LLC (10.000% Cash or 12.500% PIK), 10.000%, 12-11-24	2,960	—	2,543	326	115	N/A	N/A	(331)
				$ 326	$ 126		N/A	$ (331)

(1) Included in Realized Gain/Loss, if applicable, are distributions from capital gains from the underlying securities.

(2) No dividends were paid during the preceding 12 months.

(3) Securities whose value was determined using significant unobservable inputs.

(4) Restricted securities.

9. INVESTMENT SECURITIES TRANSACTIONS ($ amounts in thousands)

The cost of purchases and the proceeds from maturities and sales of investment securities (excluding short-term securities) for the year ended March 31, 2019, were as follows:

	Purchases		Sales	
	U.S. Government	Other Issuers	U.S. Government	Other Issuers
Ivy Core Equity Fund	$ —	$4,126,394	$ —	$ 4,721,344
Ivy Emerging Markets Equity Fund	—	1,296,510	—	1,706,940
Ivy Global Bond Fund	29,713	141,710	70,507	163,838
Ivy Global Equity Income Fund	—	261,028	—	502,207
Ivy Global Growth Fund	—	508,256	—	576,682
Ivy Government Money Market Fund	—	—	—	—
Ivy High Income Fund	—	2,131,704	—	2,357,590
Ivy International Core Equity Fund[1]	—	3,311,044	—	4,095,597
Ivy Large Cap Growth Fund[2]	—	1,576,328	—	1,866,140
Ivy Limited-Term Bond Fund	627,863	293,173	194,962	729,344
Ivy Managed International Opportunities Fund	—	141,408	—	164,462
Ivy Mid Cap Growth Fund	—	1,665,537	—	1,669,055
Ivy Mid Cap Income Opportunities Fund	—	359,888	—	74,949
Ivy Municipal Bond Fund	—	55,026	—	153,969
Ivy Municipal High Income Fund	—	118,936	—	334,185
Ivy Pzena International Value Fund	—	320,735	—	202,488
Ivy Securian Core Bond Fund	520,579	301,079	531,729	345,289
Ivy Small Cap Core Fund	—	872,014	—	803,400
Ivy Small Cap Growth Fund[3]	—	1,391,970	—	1,286,269
Ivy Value Fund	—	568,137	—	653,442

(1) Due to differences between the investment strategies and policies of the Ivy European Opportunities Fund and the Ivy International Core Equity Fund, IICO purchased $54,130 and sold $94,954 securities, producing a net gain of $9,819 post-Reorganization Ivy International Core Equity Fund. These transactions occurred after the closing of the Reorganization on November 5, 2018 as part of a portfolio repositioning and separate from normal portfolio turnover. (See Note 11 Business Combinations).

(2) Due to differences between the investment strategies and policies of the Ivy Tax-Managed Equity Fund and the Ivy Large Cap Growth Fund, IICO purchased $160,088 and sold $174,824 securities, producing a net gain of $41,845 post-Reorganization Ivy Large Cap Growth Fund. These transactions occurred after the closing of the Reorganization on November 5, 2018 as part of a portfolio repositioning and separate from normal portfolio turnover. (See Note 11 Business Combinations).

(3) Due to differences between the investment strategies and policies of the Ivy Micro Cap Growth Fund and the Ivy Small Cap Growth Fund, IICO purchased $315,599 and sold $334,214 securities, producing a net gain of $62,630 post-Reorganization Ivy Small Cap Growth Fund. These transactions occurred after the closing of the Reorganization on November 5, 2018 as part of a portfolio repositioning and separate from normal portfolio turnover. (See Note 11 Business Combinations).

10. LOANS OF PORTFOLIO SECURITIES ($ amounts in thousands)

The Funds may lend their portfolio securities only to borrowers that are approved by the Fund's securities lending agent, The Bank of New York Mellon ("BNYM"). The borrower pledges and maintains with the Fund collateral consisting of cash or securities issued or guaranteed by the U.S. government. The collateral received by the Fund is required to have a value of at least 102% of the market value of the loaned securities for securities traded on U.S. exchanges and a value of at least 105% of the market value for all other securities, except in the case of loans of foreign securities which are denominated and payable in U.S. Dollars, in which case the collateral is required to have a value of at least 102% of the market value of the loaned securities. The market value of the loaned securities is determined at the close of each business day and any additional required collateral is delivered to the Fund and any excess collateral is returned by the Fund on the next business day. During the term of the loan, the Fund is entitled to all distributions made on or in respect of the loaned securities but does not receive interest income on securities received as collateral. Loans of securities are terminable at any time and the borrower, after notice, is required to return borrowed securities within the standard time period for settlement of securities transactions.

Cash received as collateral for securities on loan may be reinvested in the Dreyfus Institutional Preferred Government Money Market Fund — Institutional Shares or certain other registered money market funds and are disclosed in the Fund's Schedule of Investments and are reflected in the Statement of Assets and Liabilities as cash collateral on securities loaned at value. Non-cash collateral, in the form of securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, is not disclosed in the Fund's Statement of Assets and Liabilities as it is held by the lending agent on behalf of the Fund and the Fund does not have the ability to re-hypothecate these securities. The securities on loan for each Fund are also disclosed in its Schedule of Investments. The total value of any securities on loan as of March 31, 2019 and the total value of the related cash collateral are disclosed in the Statement of Assets and Liabilities. Income earned by the Funds from securities lending activity is disclosed in the Statements of Operations.

The following is a summary of each Fund's securities lending positions and related cash and non-cash collateral received as of March 31, 2019:

Fund	Market Value of Securities on Loan	Cash Collateral Received	Non-Cash Collateral Received	Total Collateral Received
Ivy Emerging Markets Equity Fund	$ 5,836	$ —*	$ 6,121	$ 6,121
Ivy Global Bond Fund	2,574	2,641	—	2,641
Ivy Global Equity Income Fund	8,020	—	8,498	8,498
Ivy Global Growth Fund	1,678	1,731	—	1,731
Ivy High Income Fund	50,678	39,884	12,209	52,093
Ivy International Core Equity Fund	207,113	138,934	80,983	219,917
Ivy Limited-Term Bond Fund	254	259	—	259
Ivy Mid Cap Growth Fund	53,577	17,329	37,614	54,943
Ivy Mid Cap Income Opportunities Fund	1,133	—	1,156	1,156
Ivy Pzena International Value Fund	11,530	12,170	—	12,170
Ivy Securian Core Bond Fund	200	205	—	205
Ivy Small Cap Core Fund	6,656	6,800	—	6,800
Ivy Small Cap Growth Fund	39,310	36,652	3,702	40,354
Ivy Value Fund	8,807	9,010	—	9,010

* Not shown due to rounding.

The cash collateral received amounts presented in the table above are transactions accounted for as secured borrowings and have an overnight and continuous maturity. The proceeds from the cash collateral received is invested in registered money market funds.

The risks of securities lending include the risk that the borrower may not provide additional collateral when required or may not return the securities when due. To mitigate these risks, the Funds benefit from a borrower indemnity provided by BNYM. BNYM's indemnity allows for full replacement of securities lent wherein BNYM will purchase the unreturned loaned securities on the open market by applying the proceeds of the collateral or to the extent such proceeds are insufficient or the collateral is unavailable, BNYM will purchase the unreturned loan securities at BNYM's expense. However, the Fund could suffer a loss if the value of the investments purchased with cash collateral falls below the value of the cash collateral received.

11. BUSINESS COMBINATIONS (All amounts in thousands)

On November 5, 2018, Ivy International Core Equity Fund acquired all assets and liabilities of Ivy European Opportunities Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 1, 2018. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Ivy European Opportunities Fund, valued at $128,890 in total, for shares of the Ivy International Core Equity Fund as follows:

Shares Exchanged

	Ivy European Opportunities Fund	Ivy International Core Equity Fund
Class A	2,269	3,864
Class B	14	24
Class C	100	183
Class E	4	6
Class I	2,032	3,470
Class N	67	114
Class R	19	32
Class Y	25	42

The investment portfolio of Ivy European Opportunities Fund, with a fair value of $128,542 and identified cost of $109,714 at November 5, 2018, was the principal asset acquired by Ivy International Core Equity Fund. For financial reporting purposes, assets received and shares issued by Ivy European Opportunities Fund were recorded at fair value; however, the cost basis of the investments received from Ivy European Opportunities Fund was carried forward to align ongoing reporting of Ivy International Core Equity Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy European Opportunities Fund had net assets of $128,890, including $18,828 of net unrealized appreciation in value of investments and $3,494 of accumulated net realized losses on investments, which were combined with those of Ivy International Core Equity Fund. The aggregate net assets of Ivy International Core Equity Fund and Ivy European Opportunities Fund immediately before the acquisition were $6,078,635 and $128,890, respectively. The aggregate net assets of Ivy International Core Equity Fund and Ivy European Opportunities Fund immediately following the acquisition were $6,207,525 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2018, the beginning of the annual reporting period for International Core Equity Fund, the pro forma results of operations for the year ended March 31, 2019, were as follows:

Net investment income (loss)	$ 146,392
Net realized gain (loss)	81,026
Net change in unrealized appreciation (depreciation)	(857,978)
Net increase (decrease) in net assets resulting from operations	$(630,560)

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy European Opportunities Fund that have been included in Ivy International Core Equity Fund's Statement of Operations since November 5, 2018.

On November 5, 2018, Ivy Small Cap Growth Fund acquired all assets and liabilities of Ivy Micro Cap Growth Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 1, 2018. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Ivy Micro Cap Growth Fund, valued at $186,246 in total, for shares of the Ivy Small Cap Growth Fund as follows:

Shares Exchanged

	Ivy Micro Cap Growth Fund	Ivy Small Cap Growth Fund
Class A	3,210	5,485
Class B	45	103
Class C	276	574
Class I	2,678	3,479
Class N	165	215
Class R	20	35
Class Y	38	53

The investment portfolio of Ivy Micro Cap Growth Fund, with a fair value of $177,326 and identified cost of $108,623 at November 5, 2018, was the principal asset acquired by Ivy Small Cap Growth Fund. For financial reporting purposes, assets received and shares issued by Ivy Micro Cap Growth Fund were recorded at fair value; however, the cost basis of the investments received from Ivy Micro Cap Growth Fund was carried forward to align ongoing reporting of Ivy Small Cap Growth Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Micro Cap Growth Fund had net assets of $186,246, including $68,703 of net unrealized appreciation in value of investments and $387 of accumulated net realized losses on investments, which were combined with those of Ivy Small Cap Growth Fund. The aggregate net assets of Ivy Small Cap Growth Fund and Ivy Micro Cap Growth Fund immediately before the acquisition were $2,356,199 and $186,246, respectively. The aggregate net assets of Ivy Small Cap Growth Fund and Ivy Micro Cap Growth Fund immediately following the acquisition were $2,542,445 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2018, the beginning of the annual reporting period for Small Cap Growth Fund, the pro forma results of operations for the year ended March 31, 2019, were as follows:

Net investment income (loss)	$ (18,756)
Net realized gain (loss)	266,125
Net change in unrealized appreciation (depreciation)	(52,631)
Net increase (decrease) in net assets resulting from operations	$194,738

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Micro Cap Growth Fund that have been included in Ivy Small Cap Growth Fund's Statement of Operations since November 5, 2018.

On November 5, 2018, Ivy Large Cap Growth Fund acquired all assets and liabilities of Ivy Tax-Managed Equity Fund pursuant to a plan of reorganization approved by the Board of Trustees on November 1, 2018. The purpose of the transaction was to combine two portfolios with comparable investment objectives and strategies. The acquisition was accomplished by a tax-free exchange of shares of Ivy Tax-Managed Equity Fund, valued at $597,198 in total, for shares of the Ivy Large Cap Growth Fund as follows:

Shares Exchanged

	Ivy Tax-Managed Equity Fund	Ivy Large Cap Growth Fund
Class A	11,723	14,324
Class B	69	108
Class C	420	596
Class I	10,783	12,617
Class N	19	23
Class Y	28	33

The investment portfolio of Ivy Tax-Managed Equity Fund, with a fair value of $595,482 and identified cost of $343,926 at November 5, 2018, was the principal asset acquired by Ivy Large Cap Growth Fund. For financial reporting purposes, assets received and shares issued by Ivy Tax-Managed Equity Fund were recorded at fair value; however, the cost basis of the investments received from Ivy Tax-Managed Equity Fund was carried forward to align ongoing reporting of Ivy Large Cap Growth Fund's realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Ivy Tax-Managed Equity Fund had net assets of $597,198, including $251,556 of net unrealized appreciation in value of investments and $317 of accumulated net realized losses on investments, which were combined with those of Ivy Large Cap Growth Fund. The aggregate net assets of Ivy Large Cap Growth Fund and Ivy Tax-Managed Equity Fund immediately before the acquisition were $3,598,101 and $597,198, respectively. The aggregate net assets of Ivy Large Cap Growth Fund and Ivy Tax-Managed Equity Fund immediately following the acquisition were $4,195,299 and $0, respectively.

Assuming the reorganization had been completed on April 1, 2018, the beginning of the annual reporting period for Large Cap Growth Fund, the pro forma results of operations for the year ended March 31, 2019, were as follows:

Net investment income (loss)	$ 2,878
Net realized gain (loss)	485,089
Net change in unrealized appreciation (depreciation)	66,411
Net increase (decrease) in net assets resulting from operations	$554,378

Because the combined investment portfolios have been managed as a single integrated portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Ivy Tax-Managed Equity Fund that have been included in Ivy Large Cap Growth Fund's Statement of Operations since November 5, 2018.

12. CAPITAL SHARE TRANSACTIONS (All amounts in thousands)

The Trust has authorized an unlimited number of $0.001 par value shares of beneficial interest of each class of each Fund. Transactions in shares of beneficial interest were as follows:

| | Ivy Core Equity Fund | | | |
| | Year ended 3-31-19 | | Year ended 3-31-18 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	10,344	$ 150,881	10,227	$ 153,601
Class B	41	461	27	317
Class C	707	8,407	616	7,689
Class E	104	1,513	135	1,934
Class I	10,783	178,205	10,418	169,429
Class N	622	10,357	10,037	154,602
Class R	26	379	19	272
Class Y	1,438	24,081	375	5,814
Shares issued in connection with merger:				
Class A	N/A	N/A	201,436	2,846,888
Class B	N/A	N/A	504	5,918
Class C	N/A	N/A	1,660	20,229
Class E	N/A	N/A	N/A	N/A
Class I	N/A	N/A	62,343	980,719
Class N	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	29,488	372,435	4,012	57,816
Class B	112	1,143	42	498
Class C	691	7,340	621	7,607
Class E	142	1,780	58	819
Class I	9,242	132,166	1,936	30,906
Class N	430	6,163	408	6,447
Class R	4	47	5	75
Class Y	459	6,357	174	2,668
Shares redeemed:				
Class A	(38,012)	(554,673)	(22,452)	(331,564)
Class B	(348)	(4,186)	(355)	(4,245)
Class C	(2,341)	(29,249)	(7,164)	(93,053)
Class E	(163)	(2,326)	(153)	(2,205)
Class I	(22,500)	(368,757)	(26,436)	(428,154)
Class N	(2,401)	(40,983)	(13,645)	(217,376)
Class R	(109)	(1,515)	(93)	(1,337)
Class Y	(2,003)	(30,050)	(1,828)	(28,248)
Net increase (decrease)	(3,244)	$(130,024)	232,927	$3,348,066

	Ivy Emerging Markets Equity Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	4,030	$ 75,590	15,625	$ 307,565
Class B	14	232	67	1,101
Class C	1,172	18,929	3,627	62,899
Class E	—	—	—	—
Class I	36,280	705,570	62,059	1,291,497
Class N	5,992	113,777	15,361	299,394
Class R	300	5,530	706	13,501
Class T	—	—	14	250
Class Y	1,397	26,863	2,706	54,516
Shares issued in reinvestment of distributions to shareholders:				
Class A	119	2,044	1	17
Class B	—*	2	—	—
Class C	12	170	—	—
Class E	—*	1	—*	—*
Class I	613	10,847	151	3,179
Class N	177	3,149	35	739
Class R	2	35	—	—
Class T	—	—	—	—
Class Y	7	129	1	18
Shares redeemed:				
Class A	(12,512)	(234,720)	(6,561)	(132,574)
Class B	(143)	(2,150)	(123)	(1,970)
Class C	(1,951)	(30,612)	(1,022)	(18,215)
Class E	—	—	—	—
Class I	(51,473)	(970,251)	(13,029)	(269,140)
Class N	(4,897)	(93,793)	(2,579)	(54,393)
Class R	(454)	(8,393)	(419)	(8,196)
Class T	—	—	—	—
Class Y	(2,210)	(41,899)	(856)	(17,471)
Net increase (decrease)	(23,525)	$(418,950)	75,764	$1,532,717

* Not shown due to rounding.

	Ivy Global Bond Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	1,842	$ 17,633	2,645	$ 25,810
Class B	2	16	19	188
Class C	47	449	380	3,712
Class I	6,053	57,890	4,925	48,034
Class N	3,038	29,161	2,848	27,967
Class R	9	84	27	262
Class Y	25	242	87	849
Shares issued in connection with merger:				
Class A	N/A	N/A	24,281	238,780
Class B	N/A	N/A	74	733
Class C	N/A	N/A	484	4,763
Class I	N/A	N/A	19,728	193,948
Class N	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	719	6,835	339	3,301
Class B	3	33	3	28
Class C	21	204	21	201
Class I	836	7,944	415	4,046
Class N	44	423	29	287
Class R	1	12	1	7
Class Y	4	35	6	60
Shares redeemed:				
Class A	(8,244)	(78,850)	(4,837)	(47,191)
Class B	(115)	(1,102)	(136)	(1,325)
Class C	(439)	(4,200)	(1,211)	(11,818)
Class I	(9,323)	(89,154)	(7,061)	(68,948)
Class N	(1,720)	(16,481)	(1,318)	(12,898)
Class R	(14)	(137)	(20)	(194)
Class Y	(204)	(1,954)	(89)	(866)
Net increase (decrease)	(7,415)	$(70,917)	41,640	$409,736

	Ivy Global Equity Income Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	2,161	$ 28,034	1,083	$ 14,855
Class B	3	40	3	39
Class C	290	3,463	114	1,535
Class E	40	504	5	66
Class I	3,560	46,690	2,969	40,229
Class N	1,592	21,752	290	4,079
Class R	8	103	4	52
Class Y	34	429	12	155
Shares issued in connection with merger:				
Class A	N/A	N/A	31,777	450,943
Class B	N/A	N/A	479	6,793
Class C	N/A	N/A	2,075	29,404
Class E	N/A	N/A	460	6,526
Class I	N/A	N/A	25,283	359,098
Class N	N/A	N/A	26	368
Class R	N/A	N/A	27	388
Class Y	N/A	N/A	366	5,189
Shares issued in reinvestment of distributions to shareholders:				
Class A	4,921	56,287	116	1,538
Class B	45	505	1	9
Class C	274	3,112	10	131
Class E	69	790	—*	2
Class I	5,051	57,909	446	5,909
Class N	264	2,977	4	56
Class R	2	23	—*	—*
Class Y	41	474	—*	3
Shares redeemed:				
Class A	(10,287)	(133,129)	(2,847)	(38,692)
Class B	(245)	(3,228)	(44)	(606)
Class C	(1,551)	(20,225)	(315)	(4,352)
Class E	(114)	(1,490)	(6)	(80)
Class I	(14,943)	(193,159)	(11,067)	(149,702)
Class N	(311)	(3,903)	(54)	(823)
Class R	(3)	(43)	(5)	(64)
Class Y	(115)	(1,515)	(39)	(537)
Net increase (decrease)	(9,214)	$(133,600)	51,173	$ 732,511

* Not shown due to rounding.

	Ivy Global Growth Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	774	$ 35,766	717	$ 33,864
Class B	3	107	2	84
Class C	44	1,657	43	1,935
Class E	—	—	—	—
Class I	2,377	113,398	1,299	61,567
Class N	66	3,122	519	23,654
Class R	3	120	7	326
Class Y	46	2,051	63	2,929
Shares issued in connection with merger:				
Class A	N/A	N/A	7,998	391,094
Class B	N/A	N/A	10	395
Class C	N/A	N/A	18	764
Class E	N/A	N/A	N/A	N/A
Class I	N/A	N/A	3,703	184,733
Class N	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,158	46,541	170	7,650
Class B	4	121	3	113
Class C	31	1,029	47	1,826
Class E	—*	17	—*	10
Class I	1,099	45,125	391	17,926
Class N	46	1,919	34	1,588
Class R	3	126	2	100
Class Y	10	384	9	401
Shares redeemed:				
Class A	(1,773)	(81,119)	(676)	(31,419)
Class B	(24)	(943)	(21)	(838)
Class C	(120)	(4,569)	(506)	(20,841)
Class E	—	—	—	—
Class I	(2,744)	(126,483)	(2,455)	(114,697)
Class N	(186)	(9,225)	(215)	(10,414)
Class R	(15)	(705)	(18)	(799)
Class Y	(149)	(6,898)	(173)	(7,882)
Net increase	653	$ 21,541	10,971	$544,069

* *Not shown due to rounding.*

| | Ivy Government Money Market Fund | | | |
| | Year ended 3-31-19 | | Year ended 3-31-18 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	463,581	$ 463,581	595,241	$ 595,241
Class B	535	535	850	850
Class C	19,477	19,477	23,854	23,854
Class E	4,162	4,162	3,106	3,106
Class N	7,126	7,126	9,180	9,180
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,734	1,734	714	714
Class B	5	5	—*	—*
Class C	83	83	4	4
Class E	96	96	29	29
Class N	130	130	35	35
Shares redeemed:				
Class A	(469,879)	(469,879)	(644,150)	(644,150)
Class B	(1,901)	(1,901)	(3,551)	(3,551)
Class C	(30,474)	(30,474)	(30,791)	(30,791)
Class E	(2,912)	(2,912)	(3,502)	(3,502)
Class N	(7,845)	(7,845)	(1,168)	(1,168)
Net decrease	(16,082)	$ (16,082)	(50,149)	$ (50,149)

* Not shown due to rounding.

| | Ivy High Income Fund | | | |
| | Year ended 3-31-19 | | Year ended 3-31-18 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	50,920	$ 371,701	46,265	$ 351,501
Class B	75	546	102	781
Class C	10,703	78,540	10,834	82,415
Class E	133	963	195	1,480
Class I	108,860	798,686	86,829	659,652
Class N	10,768	79,737	6,135	46,712
Class R	1,074	7,886	1,095	8,332
Class T	—	—	37	280
Class Y	21,245	155,817	20,354	154,739
Shares issued in connection with merger:				
Class A	N/A	N/A	144,878	1,092,522
Class B	N/A	N/A	378	2,851
Class C	N/A	N/A	3,764	28,386
Class E	N/A	N/A	N/A	N/A
Class I	N/A	N/A	68,596	517,285
Class N	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A
Class T	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	17,198	125,295	9,921	75,325
Class B	366	2,670	456	3,468
Class C	5,275	38,425	5,853	44,484
Class E	84	613	83	632
Class I	18,895	137,533	13,969	106,128
Class N	572	4,164	451	3,425
Class R	535	3,893	537	4,078
Class T	—	—	—	—
Class Y	2,070	15,101	2,407	18,297
Shares redeemed:				
Class A	(96,716)	(706,574)	(68,953)	(523,393)
Class B	(3,161)	(23,128)	(3,044)	(23,113)
Class C	(30,214)	(220,327)	(38,899)	(295,434)
Class E	(241)	(1,759)	(260)	(1,974)
Class I	(129,770)	(947,757)	(110,027)	(834,321)
Class N	(7,480)	(53,693)	(5,123)	(38,676)
Class R	(1,659)	(12,123)	(2,191)	(16,663)
Class T	—*	(4)	—	—
Class Y	(33,984)	(248,449)	(31,012)	(235,582)
Net increase (decrease)	**(54,452)**	**$(392,244)**	**163,630**	**$1,233,617**

* Not shown due to rounding.

	Ivy International Core Equity Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	6,681	$ 121,198	12,465	$ 243,523
Class B	11	191	89	1,537
Class C	1,396	22,550	4,049	70,279
Class E	55	989	148	2,929
Class I	60,825	1,104,288	87,266	1,711,588
Class N	26,506	486,765	68,811	1,344,545
Class R	1,235	22,490	3,459	66,281
Class T	—	—	13	250
Class Y	6,152	109,751	9,959	193,827
Shares issued in connection with merger:				
Class A	3,864	64,417	N/A	N/A
Class B	24	358	N/A	N/A
Class C	183	2,688	N/A	N/A
Class E	6	105	N/A	N/A
Class I	3,470	58,171	N/A	N/A
Class N	114	1,917	N/A	N/A
Class R	32	531	N/A	N/A
Class T	N/A	N/A	N/A	N/A
Class Y	42	703	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	2,558	41,776	315	6,249
Class B	26	373	2	34
Class C	984	14,198	71	1,255
Class E	37	608	4	75
Class I	16,492	270,969	2,082	41,540
Class N	7,102	116,960	883	17,666
Class R	456	7,463	36	721
Class T	—	—	—	—
Class Y	1,687	27,770	199	3,979
Shares redeemed:				
Class A	(13,037)	(236,648)	(10,384)	(202,682)
Class B	(204)	(3,196)	(273)	(4,730)
Class C	(5,017)	(78,992)	(4,327)	(76,096)
Class E	(88)	(1,555)	(46)	(906)
Class I	(99,805)	(1,762,950)	(58,887)	(1,164,076)
Class N	(27,992)	(509,050)	(17,094)	(340,879)
Class R	(1,351)	(24,122)	(794)	(15,745)
Class T	—	—	—	—
Class Y	(9,717)	(177,375)	(8,951)	(178,184)
Net increase (decrease)	(17,273)	$ (316,659)	89,095	$1,722,980

	Ivy Large Cap Growth Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	7,807	$ 176,336	5,945	$ 129,208
Class B	45	787	60	985
Class C	1,149	20,528	721	12,864
Class E	149	3,432	137	2,936
Class I	16,333	391,708	10,901	247,813
Class N	1,128	27,161	7,806	165,611
Class R	209	4,618	166	3,463
Class Y	315	7,319	209	4,662
Shares issued in connection with merger:				
Class A	14,324	302,323	53,370	1,253,711
Class B	108	1,685	139	2,522
Class C	596	10,173	276	5,415
Class E	N/A	N/A	N/A	N/A
Class I	12,617	281,794	21,732	536,219
Class N	23	506	N/A	N/A
Class R	N/A	N/A	N/A	N/A
Class Y	33	717	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	9,424	197,998	985	21,248
Class B	83	1,291	27	449
Class C	549	9,324	237	4,273
Class E	100	2,101	31	673
Class I	7,724	171,701	1,884	42,661
Class N	513	11,482	244	5,542
Class R	112	2,251	42	865
Class Y	171	3,687	59	1,316
Shares redeemed:				
Class A	(17,100)	(387,492)	(7,200)	(156,244)
Class B	(298)	(5,127)	(274)	(4,528)
Class C	(1,949)	(36,373)	(2,796)	(51,161)
Class E	(126)	(2,857)	(117)	(2,523)
Class I	(21,261)	(510,891)	(15,941)	(360,595)
Class N	(1,409)	(34,700)	(3,901)	(90,083)
Class R	(540)	(11,431)	(295)	(6,096)
Class Y	(467)	(10,986)	(497)	(10,764)
Net increase	30,362	$629,065	73,950	$1,760,442

	Ivy Limited-Term Bond Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	14,529	$ 154,373	16,706	$ 180,275
Class B	38	406	56	604
Class C	1,450	15,389	796	8,588
Class E	176	1,866	119	1,284
Class I	16,719	177,591	13,835	149,275
Class N	11,452	121,500	7,244	78,493
Class R	43	455	13	139
Class Y	163	1,729	397	4,299
Shares issued in reinvestment of distributions to shareholders:				
Class A	692	7,352	737	7,950
Class B	4	45	5	57
Class C	48	510	55	592
Class E	8	86	7	79
Class I	1,405	14,934	1,410	15,223
Class N	306	3,256	167	1,797
Class R	—*	2	—*	3
Class Y	17	178	20	210
Shares redeemed:				
Class A	(20,296)	(215,666)	(26,714)	(288,457)
Class B	(259)	(2,757)	(432)	(4,667)
Class C	(2,503)	(26,601)	(3,726)	(40,213)
Class E	(125)	(1,324)	(181)	(1,960)
Class I	(21,853)	(232,212)	(29,113)	(314,399)
Class N	(4,006)	(42,538)	(7,497)	(81,202)
Class R	(61)	(644)	(23)	(247)
Class Y	(499)	(5,280)	(912)	(9,860)
Net decrease	(2,552)	$ (27,350)	(27,031)	$(292,137)

* Not shown due to rounding.

	Ivy Managed International Opportunities Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	754	$ 8,126	1,586	$ 18,799
Class B	2	26	3	36
Class C	49	503	78	885
Class E	—	—	—	—
Class I	3,429	38,299	4,686	55,612
Class N	5	58	29	329
Class R	1	8	73	840
Class Y	8	77	10	122
Shares issued in reinvestment of distributions to shareholders:				
Class A	492	4,567	159	1,877
Class B	3	26	1	16
Class C	17	150	8	88
Class E	4	35	1	13
Class I	802	7,484	282	3,336
Class N	—*	4	—*	1
Class R	—*	3	1	6
Class Y	4	40	1	15
Shares redeemed:				
Class A	(1,818)	(19,652)	(1,614)	(18,791)
Class B	(33)	(362)	(41)	(461)
Class C	(95)	(1,001)	(226)	(2,697)
Class E	—	—	—	—
Class I	(5,535)	(62,865)	(3,202)	(37,362)
Class N	(1)	(15)	(4)	(50)
Class R	(12)	(141)	(65)	(755)
Class Y	(14)	(155)	(23)	(274)
Net increase (decrease)	(1,938)	$(24,785)	1,743	$ 21,585

* Not shown due to rounding.

	Ivy Mid Cap Growth Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	7,192	$ 178,788	3,800	$ 87,348
Class B	56	1,133	43	789
Class C	1,895	39,349	839	16,479
Class E	70	1,689	63	1,409
Class I	30,715	816,068	16,381	404,767
Class N	10,416	277,816	4,337	102,909
Class R	1,050	25,819	502	11,247
Class Y	3,997	103,113	2,107	50,158
Shares issued in connection with merger:				
Class A	N/A	N/A	48,153	1,166,992
Class B	N/A	N/A	192	3,704
Class C	N/A	N/A	273	5,643
Class E	N/A	N/A	N/A	N/A
Class I	N/A	N/A	21,427	559,007
Class N	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	5,930	130,163	1,405	31,683
Class B	104	1,768	84	1,505
Class C	1,016	18,578	831	16,006
Class E	45	967	34	753
Class I	6,057	144,516	3,282	79,617
Class N	977	23,511	367	8,957
Class R	214	4,555	140	3,074
Class Y	888	20,443	659	15,531
Shares redeemed:				
Class A	(13,832)	(342,931)	(7,237)	(165,815)
Class B	(379)	(7,308)	(299)	(5,565)
Class C	(3,081)	(63,665)	(3,674)	(72,544)
Class E	(77)	(1,850)	(67)	(1,491)
Class I	(27,373)	(723,405)	(18,759)	(460,411)
Class N	(6,412)	(166,841)	(2,445)	(60,737)
Class R	(865)	(20,403)	(1,189)	(26,333)
Class Y	(4,044)	(104,729)	(7,310)	(173,496)
Net increase	14,559	$ 357,144	63,939	$1,601,186

	Ivy Mid Cap Income Opportunities Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	3,906	$ 54,037	1,406	$ 18,594
Class C	676	9,231	198	2,565
Class E	—	—	204	2,562
Class I	23,959	331,249	6,810	89,857
Class N	1,562	22,072	4,247	53,476
Class R	29	398	204	2,553
Class Y	765	10,603	398	5,046
Shares issued in reinvestment of distributions to shareholders:				
Class A	295	4,010	101	1,345
Class C	25	340	5	70
Class E	—	—	—	—
Class I	700	9,538	193	2,579
Class N	153	2,093	59	795
Class R	1	10	—	—
Class Y	12	159	2	30
Shares redeemed:				
Class A	(2,027)	(28,304)	(3,339)	(43,294)
Class C	(310)	(4,314)	(609)	(7,952)
Class E	—	—	(202)	(2,546)
Class I	(5,947)	(82,987)	(8,668)	(113,571)
Class N	(923)	(13,061)	(1,236)	(16,262)
Class R	(3)	(35)	(202)	(2,538)
Class Y	(197)	(2,758)	(628)	(8,037)
Net increase (decrease)	22,676	$312,281	(1,057)	$(14,728)

	Ivy Municipal Bond Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	3,116	$ 35,662	2,359	$ 28,471
Class B	4	49	9	105
Class C	284	3,302	152	1,803
Class I	5,681	66,487	4,043	47,566
Class N	16	191	46	546
Class Y	6	71	1	16
Shares issued in connection with merger:				
Class A	N/A	N/A	41,326	494,592
Class B	N/A	N/A	49	583
Class C	N/A	N/A	1,004	12,013
Class I	N/A	N/A	20,536	245,773
Class N	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,274	14,795	709	8,380
Class B	3	32	3	34
Class C	45	517	42	499
Class I	957	11,118	543	6,433
Class N	1	12	—*	3
Class Y	—*	4	—*	5
Shares redeemed:				
Class A	(8,433)	(97,957)	(5,424)	(64,351)
Class B	(70)	(819)	(76)	(903)
Class C	(749)	(8,699)	(1,209)	(14,357)
Class I	(7,464)	(86,759)	(5,479)	(65,045)
Class N	(9)	(105)	(2)	(22)
Class Y	(6)	(68)	(8)	(91)
Net increase (decrease)	(5,344)	$(62,167)	58,624	$702,053

* *Not shown due to rounding.*

	Ivy Municipal High Income Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	12,343	$ 61,636	7,677	$ 39,014
Class B	35	174	25	130
Class C	1,113	5,565	1,544	7,895
Class I	22,827	114,232	27,145	138,392
Class N	107	538	90	460
Class Y	218	1,100	1,259	6,436
Shares issued in connection with merger:				
Class A	N/A	N/A	111,718	563,954
Class B	N/A	N/A	66	334
Class C	N/A	N/A	2,912	14,700
Class I	N/A	N/A	23,472	118,488
Class N	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	4,664	23,344	1,664	8,464
Class B	33	165	41	209
Class C	703	3,517	763	3,886
Class I	3,640	18,218	3,278	16,696
Class N	3	17	1	3
Class Y	69	346	100	511
Shares redeemed:				
Class A	(29,415)	(147,203)	(22,223)	(113,175)
Class B	(653)	(3,271)	(547)	(2,789)
Class C	(8,872)	(44,418)	(12,673)	(64,561)
Class I	(46,878)	(234,771)	(72,271)	(368,236)
Class N	(30)	(149)	(3)	(15)
Class Y	(1,014)	(5,096)	(2,183)	(11,125)
Net increase (decrease)	(41,107)	$(206,056)	71,855	$ 359,671

	Ivy Pzena International Value Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	254	$ 4,400	804	$ 15,383
Class B	—*	4	1	20
Class C	12	182	23	384
Class E	N/A	N/A	3	52
Class I	2,828	51,189	503	9,201
Class N	7,264	133,832	19	332
Class R	—*	4	2	40
Class Y	14	237	14	241
Shares issued in reinvestment of distributions to shareholders:				
Class A	619	8,990	42	761
Class B	3	40	—	—
Class C	13	176	2	25
Class E	N/A	N/A	—	—
Class I	751	11,166	54	1,019
Class N	815	12,147	—*	2
Class R	—*	1	—*	—*
Class Y	14	202	1	22
Shares redeemed:				
Class A	(1,164)	(19,794)	(1,231)	(22,155)
Class B	(16)	(245)	(25)	(402)
Class C	(58)	(925)	(695)	(12,567)
Class E	N/A	N/A	(58)	(1,022)
Class I	(1,585)	(27,207)	(1,849)	(33,907)
Class N	(1,244)	(20,850)	(75)	(1,376)
Class R	—*	(4)	(2)	(35)
Class Y	(27)	(459)	(27)	(503)
Net increase (decrease)	8,493	$153,086	(2,494)	$(44,485)

* Not shown due to rounding.

	Ivy Securian Core Bond Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	4,143	$ 43,270	5,902	$ 63,272
Class B	15	157	51	542
Class C	286	2,971	331	3,559
Class E	39	408	80	853
Class I	23,876	249,518	23,041	246,977
Class N	2,355	24,608	24,978	268,401
Class R	33	342	571	6,134
Class Y	137	1,428	102	1,091
Shares issued in reinvestment of distributions to shareholders:				
Class A	496	5,181	488	5,224
Class B	5	53	6	66
Class C	27	282	34	358
Class E	10	107	10	111
Class I	1,729	18,068	1,390	14,899
Class N	522	5,454	483	5,179
Class R	3	35	18	195
Class Y	14	141	11	121
Shares redeemed:				
Class A	(7,048)	(73,603)	(6,790)	(72,756)
Class B	(142)	(1,487)	(238)	(2,554)
Class C	(619)	(6,465)	(1,337)	(14,330)
Class E	(89)	(931)	(139)	(1,489)
Class I	(20,371)	(212,552)	(17,840)	(191,326)
Class N	(11,016)	(114,967)	(7,152)	(76,909)
Class R	(67)	(707)	(1,131)	(12,108)
Class Y	(106)	(1,112)	(113)	(1,213)
Net increase (decrease)	(5,768)	$ (59,801)	22,756	$244,297

	Ivy Small Cap Core Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	1,974	$ 37,540	1,888	$ 34,837
Class B	28	437	28	421
Class C	609	10,089	606	9,616
Class E	—	—	—	—
Class I	10,079	206,426	10,695	212,749
Class N	2,408	51,136	2,791	54,053
Class R	483	9,199	428	7,747
Class T	—	—	14	250
Class Y	442	9,132	441	8,451
Shares issued in reinvestment of distributions to shareholders:				
Class A	1,379	21,381	224	4,174
Class B	24	292	5	71
Class C	354	4,669	49	795
Class E	2	25	—*	4
Class I	2,471	41,739	310	6,251
Class N	509	8,662	42	859
Class R	123	1,896	11	207
Class T	—	—	—	—
Class Y	106	1,737	16	323
Shares redeemed:				
Class A	(3,196)	(60,730)	(3,266)	(59,889)
Class B	(101)	(1,491)	(176)	(2,599)
Class C	(652)	(10,266)	(701)	(11,294)
Class E	—	—	—	—
Class I	(8,053)	(158,857)	(7,484)	(149,274)
Class N	(881)	(17,488)	(1,173)	(23,782)
Class R	(209)	(3,565)	(210)	(3,846)
Class T	—	—	—	—
Class Y	(599)	(12,070)	(650)	(12,307)
Net increase	7,300	$139,893	3,888	$ 77,817

* Not shown due to rounding.

	Ivy Small Cap Growth Fund			
	Year ended 3-31-19		Year ended 3-31-18	
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	7,776	$ 144,337	9,393	$ 172,775
Class B	26	349	29	389
Class C	1,434	20,999	842	12,543
Class E	87	1,553	69	1,240
Class I	19,183	462,205	6,930	162,777
Class N	3,129	78,612	3,051	71,464
Class R	1,132	20,406	803	14,424
Class T	—	—	14	250
Class Y	2,268	52,864	1,744	39,134
Shares issued in connection with merger:				
Class A	5,485	91,848	35,270	658,668
Class B	103	1,174	217	2,958
Class C	574	7,421	266	3,989
Class E	N/A	N/A	N/A	N/A
Class I	3,479	79,173	11,731	286,336
Class N	215	4,925	N/A	N/A
Class R	35	580	N/A	N/A
Class T	N/A	N/A	N/A	N/A
Class Y	53	1,125	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	8,709	142,319	1,478	25,562
Class B	131	1,466	77	968
Class C	1,183	14,937	1,546	21,525
Class E	90	1,449	55	936
Class I	3,991	88,598	1,373	30,995
Class N	685	15,313	384	8,720
Class R	528	8,432	300	5,091
Class T	—	—	—	—
Class Y	761	15,825	491	10,470
Shares redeemed:				
Class A	(13,154)	(238,411)	(4,803)	(88,235)
Class B	(345)	(4,385)	(215)	(2,919)
Class C	(3,132)	(45,447)	(8,330)	(124,130)
Class E	(78)	(1,397)	(76)	(1,380)
Class I	(12,007)	(281,732)	(4,825)	(114,061)
Class N	(1,960)	(46,770)	(2,062)	(49,030)
Class R	(883)	(15,558)	(814)	(14,602)
Class T	—	—	—	—
Class Y	(2,743)	(62,448)	(2,582)	(57,359)
Net increase	26,755	$559,762	52,356	$1,079,498

| | Ivy Value Fund | | | |
| | Year ended 3-31-19 | | Year ended 3-31-18 | |
	Shares	Value	Shares	Value
Shares issued from sale of shares:				
Class A	1,715	$ 40,059	1,191	$ 28,339
Class B	3	74	9	196
Class C	131	2,861	79	1,794
Class E	—	—	—	—
Class I	5,757	136,936	4,243	100,793
Class N	1,411	33,430	7,838	178,249
Class R	—*	—*	1	16
Class Y	7	166	13	308
Shares issued in connection with merger:				
Class A	N/A	N/A	13,887	322,308
Class B	N/A	N/A	53	1,132
Class C	N/A	N/A	205	4,587
Class E	N/A	N/A	N/A	N/A
Class I	N/A	N/A	18,840	438,823
Class N	N/A	N/A	N/A	N/A
Class R	N/A	N/A	N/A	N/A
Class Y	N/A	N/A	N/A	N/A
Shares issued in reinvestment of distributions to shareholders:				
Class A	972	21,040	430	10,062
Class B	5	103	3	72
Class C	41	849	26	595
Class E	1	12	—*	6
Class I	1,705	37,213	697	16,371
Class N	431	9,472	240	5,645
Class R	—*	1	—*	1
Class Y	1	11	1	11
Shares redeemed:				
Class A	(4,166)	(98,487)	(2,891)	(68,395)
Class B	(50)	(1,092)	(86)	(1,856)
Class C	(312)	(6,866)	(440)	(10,179)
Class E	—	—	—	—
Class I	(7,645)	(181,430)	(6,315)	(150,109)
Class N	(2,054)	(49,910)	(2,122)	(49,849)
Class R	—*	—*	(1)	(28)
Class Y	(24)	(484)	(9)	(220)
Net increase (decrease)	(2,071)	$(56,042)	35,892	$828,672

* *Not shown due to rounding.*

13. COMMITMENTS

Bridge loan commitments may obligate a Fund to furnish temporary financing to a borrower until permanent financing can be arranged. In connection with these commitments, the Fund earns a commitment fee, typically set as a percentage of the commitment amount. Such fee income is included in interest income on the Statement of Operations. At March 31,2019, there were no outstanding bridge loan commitments.

14. FEDERAL INCOME TAX MATTERS ($ amounts in thousands)

For Federal income tax purposes, cost of investments owned at March 31, 2019 and the related unrealized appreciation (depreciation) were as follows:

Fund	Cost of Investments	Gross Appreciation	Gross Depreciation	Net Unrealized Appreciation (Depreciation)
Ivy Core Equity Fund	$ 3,478,147	$ 763,199	$ 59,054	$ 704,145
Ivy Emerging Markets Equity Fund	1,629,953	414,546	58,078	356,468
Ivy Global Bond Fund	511,780	6,929	23,284	(16,355)
Ivy Global Equity Income Fund	732,321	123,175	33,856	89,319
Ivy Global Growth Fund	765,098	220,362	33,459	186,903
Ivy Government Money Market Fund	157,735	—	—	—
Ivy High Income Fund	5,486,611	80,314	509,193	(428,879)
Ivy International Core Equity Fund	5,972,059	519,579	584,049	(64,470)
Ivy Large Cap Growth Fund	2,559,919	1,820,254	11,522	1,808,732
Ivy Limited-Term Bond Fund	1,274,680	10,351	3,710	6,641
Ivy Managed International Opportunities Fund	179,836	11,355	11,392	(37)
Ivy Mid Cap Growth Fund	3,126,311	1,696,800	65,646	1,631,154
Ivy Mid Cap Income Opportunities Fund	592,730	80,192	9,639	70,553
Ivy Municipal Bond Fund	749,868	54,834	177	54,657
Ivy Municipal High Income Fund	1,190,318	67,931	75,296	(7,365)
Ivy Pzena International Value Fund	313,001	10,643	35,030	(24,387)
Ivy Securian Core Bond Fund	889,571	11,373	6,879	4,494
Ivy Small Cap Core Fund	651,070	82,345	12,651	69,694
Ivy Small Cap Growth Fund	1,987,983	741,887	93,498	648,389
Ivy Value Fund	929,263	191,758	22,656	169,102

For Federal income tax purposes, the Funds' distributed and undistributed earnings and profit for the year ended March 31, 2019 and the post-October and late-year ordinary activity were as follows:

Fund	Undistributed Ordinary Income	Undistributed Long-Term Capital Gains	Tax Return of Capital	Post-October Capital Losses Deferred	Late-Year Ordinary Losses Deferred
Ivy Core Equity Fund	$ 11,315	$256,852	$—	$ 37,825	$ —
Ivy Emerging Markets Equity Fund	2,949	—	—	—	—
Ivy Global Bond Fund	1,913	—	—	—	—
Ivy Global Equity Income Fund	1,713	—	—	3,374	—
Ivy Global Growth Fund	797	7,161	—	—	—
Ivy Government Money Market Fund	52	—	—	—	—
Ivy High Income Fund	2,861	—	—	—	—
Ivy International Core Equity Fund	35,412	—	—	191,702	—
Ivy Large Cap Growth Fund	3,574	174,674	—	—	—
Ivy Limited-Term Bond Fund	363	—	—	—	—
Ivy Managed International Opportunities Fund	3	8,122	—	—	50
Ivy Mid Cap Growth Fund	—	67,443	—	—	4,484
Ivy Mid Cap Income Opportunities Fund	950	2,617	—	—	—
Ivy Municipal Bond Fund	474	—	—	—	—
Ivy Municipal High Income Fund	—	—	—	—	—
Ivy Pzena International Value Fund	1,476	—	—	1,537	—
Ivy Securian Core Bond Fund	395	—	—	—	—
Ivy Small Cap Core Fund	514	150	—	16,111	232
Ivy Small Cap Growth Fund	—	61,288	—	—	—
Ivy Value Fund	2,191	29,148	—	—	—

Internal Revenue Code regulations permit each Fund to elect to defer into its next fiscal year capital losses and certain specified ordinary items incurred between each November 1 and the end of its fiscal year. Each Fund is also permitted to defer into its next fiscal certain ordinary losses that generated between each January 1 and the end of its fiscal year.

The tax character of dividends and distributions paid during the two fiscal years ended March 31, 2019 and 2018 were as follows:

	March 31, 2019		March 31, 2018	
Fund	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains	Distributed Ordinary Income[1]	Distributed Long-Term Capital Gains
Ivy Core Equity Fund	$ 95,825	$452,279	$ 10,796	$ 101,785
Ivy Emerging Markets Equity Fund	18,100	—	4,504	—
Ivy Global Bond Fund	15,333	753	8,396	—
Ivy Global Equity Income Fund	25,953	101,951	8,225	—
Ivy Global Growth Fund	2,944	95,503	6,405	24,711
Ivy Government Money Market Fund	2,100	—	803	—
Ivy High Income Fund	367,093	—	304,606	—
Ivy International Core Equity Fund	142,547	381,481	87,256	—
Ivy Large Cap Growth Fund	4,822	412,797	2,210	79,235
Ivy Limited-Term Bond Fund	27,338	—	26,915	—
Ivy Managed International Opportunities Fund	2,892	9,751	2,880	2,606
Ivy Mid Cap Growth Fund	—	362,929	—	171,744
Ivy Mid Cap Income Opportunities Fund	9,626	7,549	5,099	—
Ivy Municipal Bond Fund	28,969	—	16,895	—
Ivy Municipal High Income Fund	55,561	—	38,731	719
Ivy Pzena International Value Fund	2,697	30,547	1,875	—
Ivy Securian Core Bond Fund	31,153	—	27,301	—
Ivy Small Cap Core Fund	17,069	69,971	8,479	5,332
Ivy Small Cap Growth Fund	13,018	287,118	1,864	107,552
Ivy Value Fund	12,119	57,925	12,710	20,651

(1) Includes short-term capital gains distributed, if any.

Dividends from net investment income and short-term capital gains are treated as ordinary income dividends for federal income tax purposes.

Accumulated capital losses represent net capital loss carryovers as of March 31, 2019 that may be available to offset future realized capital gains and thereby reduce future capital gains distributions. As of March 31, 2019, the capital loss carryovers were as follows:

Fund	Short-Term Capital Loss Carryover	Long-Term Capital Loss Carryover
Ivy Core Equity Fund	$ —	$ —
Ivy Emerging Markets Equity Fund	252,521	—
Ivy Global Bond Fund	43,439	11,882
Ivy Global Equity Income Fund	—	—
Ivy Global Growth Fund	—	—
Ivy Government Money Market Fund	—	—
Ivy High Income Fund	171,094	743,802
Ivy International Core Equity Fund	—	—
Ivy Large Cap Growth Fund	—	—
Ivy Limited-Term Bond Fund	13,043	18,963
Ivy Managed International Opportunities Fund	—	—
Ivy Mid Cap Growth Fund	—	—
Ivy Mid Cap Income Opportunities Fund	—	—
Ivy Municipal Bond Fund	6,985	—
Ivy Municipal High Income Fund	20,963	19,663
Ivy Pzena International Value Fund	—	—
Ivy Securian Core Bond Fund	1,547	393
Ivy Small Cap Core Fund	—	—
Ivy Small Cap Growth Fund	—	—
Ivy Value Fund	—	—

Ivy Asset Strategy New Opportunities Fund was merged into Ivy Emerging Markets Equity Fund as of March 17, 2014. At the time of the merger, Ivy Asset Strategy New Opportunities Fund had capital loss carryovers available to offset future gains of the Ivy Emerging Markets Equity Fund. These carryovers are annually limited to $7,827 plus any unused limitations from prior years.

Waddell & Reed Advisors Global Bond Fund was merged into Ivy Global Bond Fund as of October 16, 2017. Due to the merger, Ivy Global Bond Fund's capital loss carryovers available to offset future gains are annually limited to $3,530 plus any unused limitations from prior years.

Waddell & Reed Advisors High Income Fund was merged into Ivy High Income Fund as of February 26, 2018. At the time of the merger, Waddell & Reed Advisors High Income Fund had capital loss carryovers available to offset future gains of the Ivy High Income Fund. These carryovers are annually limited to $32,329 plus any unused limitations from prior years.

Waddell & Reed Advisors Municipal High Income Fund was merged into Ivy Municipal High Income Fund as of February 26, 2018. At the time of the merger, Waddell & Reed Advisors Municipal High Income Fund had capital loss carryovers available to offset future gains of the Ivy Municipal High Income Fund. These carryovers are annually limited to $13,740 plus any unused limitations from prior years.

Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from U.S. GAAP. These differences are due to differing treatments for items such as deferral of wash sales, post-October losses, late-year ordinary losses, foreign currency transactions, net operating losses, income from passive foreign investment companies (PFICs) and partnership transactions. At March 31, 2019, the following reclassifications were made:

Fund	Accumulated Earnings Gain (Loss)	Paid-In Capital
Ivy Core Equity Fund	$ 30	$ (30)
Ivy Emerging Markets Equity Fund	2	(2)
Ivy Global Bond Fund	—*	—*
Ivy Global Equity Income Fund	50	(50)
Ivy Global Growth Fund	15	(15)
Ivy Government Money Market Fund	—	—
Ivy High Income Fund	57	(57)
Ivy International Core Equity Fund	3,247	(3,247)
Ivy Large Cap Growth Fund	805	(805)
Ivy Limited-Term Bond Fund	—	—
Ivy Managed International Opportunities Fund	—	—
Ivy Mid Cap Growth Fund	15,212	(15,212)
Ivy Mid Cap Income Opportunities Fund	—	—
Ivy Municipal Bond Fund	142	(142)
Ivy Municipal High Income Fund	294	(294)
Ivy Pzena International Value Fund	—	—
Ivy Securian Core Bond Fund	1,704	(1,704)
Ivy Small Cap Core Fund	—	—
Ivy Small Cap Growth Fund	20,872	(20,872)
Ivy Value Fund	9	(9)

* Not shown due to rounding.

To the Shareholders and Board of Trustees of Ivy Funds:

Opinion on the Financial Statements and Financial Highlights

We have audited the accompanying statements of assets and liabilities of Ivy Core Equity Fund, Ivy Emerging Markets Equity Fund, Ivy Global Bond Fund, Ivy Global Equity Income Fund, Ivy Global Growth Fund, Ivy Government Money Market Fund, Ivy High Income Fund, Ivy International Core Equity Fund, Ivy Large Cap Growth Fund, Ivy Limited-Term Bond Fund, Ivy Managed International Opportunities Fund, Ivy Mid Cap Growth Fund, Ivy Mid Cap Income Opportunities Fund, Ivy Municipal Bond Fund, Ivy Municipal High Income Fund, Ivy Pzena International Value Fund (formerly, Ivy Cundill Global Value Fund), Ivy Securian Core Bond Fund (formerly, Ivy Advantus Bond Fund), Ivy Small Cap Core Fund, Ivy Small Cap Growth Fund, and Ivy Value Fund, each a series of Ivy Funds (the "Funds"), including the schedules of investments, as of March 31, 2019, the related statements of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, the financial highlights for each of the five years in the period then ended (as to Ivy Mid Cap Income Opportunities, for the years ended March 31, 2019, March 31, 2018, March 31, 2017, March 31, 2016, and for the period October 1, 2014 (commencement of operations) through March 31, 2015) and the related notes.

In our opinion, the financial statements and financial highlights present fairly, in all material respects, the financial position of each of the Funds as of March 31, 2019, and the results of their operations for the year then ended, the changes in their net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended (as to Ivy Mid Cap Income Opportunities, for the years ended March 31, 2019, March 31, 2018, March 31, 2017, March 31, 2016, and for the period October 1, 2014 (commencement of operations) through March 31, 2015) in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements and financial highlights are the responsibility of the Funds' management. Our responsibility is to express an opinion on the Funds' financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Funds in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Funds are not required to have, nor were we engaged to perform, an audit of their internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Funds' internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and financial highlights. Our procedures included confirmation of securities owned as of March 31, 2019, by correspondence with the custodian, transfer agent, agent banks, and brokers; when replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

Deloitte & Touche LLP

Kansas City, Missouri
May 20, 2019

We have served as the auditor of one or more Waddell & Reed investment companies since 1997.

(UNAUDITED)

The Funds hereby designate the following amounts of dividends paid from net ordinary income as dividends qualifying for the 70% dividends received deduction for corporations or as qualified dividend income for individuals for the tax period ended March 31, 2019:

	Dividends Received Deduction for Corporations	Qualified Dividend Income for Individuals
Ivy Core Equity Fund	$49,982,177	$ 53,587,971
Ivy Emerging Markets Equity Fund	—	21,296,355
Ivy Global Bond Fund	—	431,353
Ivy Global Equity Income Fund	10,612,441	26,920,045
Ivy Global Growth Fund	2,943,803	2,943,803
Ivy Government Money Market Fund	—	—
Ivy High Income Fund	—	—
Ivy International Core Equity Fund	—	158,065,235
Ivy Large Cap Growth Fund	4,821,550	4,821,550
Ivy Limited-Term Bond Fund	—	—
Ivy Managed International Opportunities Fund	455,785	3,159,898
Ivy Mid Cap Growth Fund	—	—
Ivy Mid Cap Income Opportunities Fund	9,625,870	9,625,870
Ivy Municipal Bond Fund	—	—
Ivy Municipal High Income Fund	—	—
Ivy Pzena International Value Fund	1,175,578	2,697,016
Ivy Securian Core Bond Fund	—	—
Ivy Small Cap Core Fund	9,069,304	9,301,152
Ivy Small Cap Growth Fund	3,756,985	3,750,214
Ivy Value Fund	12,119,267	12,119,267

Ivy Municipal Bond Fund and Ivy Municipal High Income Fund hereby designate $28,276,821 and $54,677,611, respectively, of the dividends declared from net investment income as exempt from federal income tax for the tax period ending March 31, 2019.

The Funds hereby designate the following amounts as distributions of long-term capital gains:

Ivy Core Equity Fund	$452,278,970
Ivy Emerging Markets Equity Fund	—
Ivy Global Bond Fund	752,966
Ivy Global Equity Income Fund	101,950,820
Ivy Global Growth Fund	95,502,942
Ivy Government Money Market Fund	—
Ivy High Income Fund	—
Ivy International Core Equity Fund	381,481,129
Ivy Large Cap Growth Fund	412,797,416
Ivy Limited-Term Bond Fund	—
Ivy Managed International Opportunities Fund	9,751,578
Ivy Mid Cap Growth Fund	362,929,191
Ivy Mid Cap Income Opportunities Fund	7,548,848
Ivy Municipal Bond Fund	—
Ivy Municipal High Income Fund	—
Ivy Pzena International Value Fund	30,546,387
Ivy Securian Core Bond Fund	—
Ivy Small Cap Core Fund	69,969,992
Ivy Small Cap Growth Fund	287,117,908
Ivy Value Fund	57,924,233

Income from Ivy Municipal Bond Fund and Ivy Municipal High Income Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax advisors concerning the tax treatment of dividends and distributions from all the Funds.

Internal Revenue Code regulations permit each qualifying Fund to elect to pass through a foreign tax credit to shareholders with respect to foreign taxes paid by the Fund. As of March 31, 2019, the Funds hereby designate the following as a foreign tax credit from the taxes paid on income derived from sources within foreign countries or possession of the United States:

	Foreign Tax Credit	Foreign Derived Income
Ivy Emerging Markets Equity Fund	$5,409,306	$ 46,948,130
Ivy Global Equity Income Fund	1,484,642	19,746,231
Ivy International Core Equity Fund	16,557,189	194,025,105
Ivy Managed International Opportunities Fund	276,313	2,749,566
Ivy Pzena International Value Fund	457,602	5,574,390

(UNAUDITED)

Each of the individuals listed below serves as a trustee for the Trust (45 portfolios), and for the rest of the funds within the Fund Complex, which also includes, in addition to the Trust, InvestEd Portfolios ("InvestEd") (6 portfolios), the Ivy High Income Opportunities Fund (a closed-end fund) ("IVH"), Ivy NextShares ("NextShares") (3 portfolios) and Ivy Variable Insurance Portfolios ("Ivy VIP") (28 Portfolios).

Board members who are not "interested persons" of the Funds as defined in Section 2(a)(19) of the 1940 Act ("Disinterested Trustees") constitute at least 75% of the Board.

Joseph Harroz, Jr. serves as Independent Chairman of the Trust's Board and of the Board of Trustees of the other funds in the Fund Complex. Subject to the Trustee Emeritus and Retirement Policy, a Trustee serves until his or her successor is elected and qualified or until his or her earlier death, resignation or removal.

The Statement of Additional Information ("SAI") for the Trust includes additional information about the Trust's Trustees. The SAI is available without charge, upon request by calling 1.888.923.3355. It is also available on the Ivy Investments website, www.ivyinvestments.com.

Disinterested Trustees

The following table provides information regarding each Disinterested Trustee.

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 1947	Trustee	2017	Professor of Law, Washburn University School of Law (1973 to present).	83	Director, Kansas Legal Services for Prisoners, Inc. (non-profit community service); Director, U.S. Alliance Corporation and wholly-owned subsidiaries: U.S. Alliance Life and Security Company and Dakota Capital Life Insurance Company (Insurance) (2009 to present); Director, Kansas Appleseed, Inc. (non-profit community service) (2007 to present); Trustee, Waddell & Reed Advisors Funds (1997-2018); Trustee, IVH (2017 to present); Trustee, NextShares (2017 to present); Trustee, InvestEd (2001 to present); Trustee, Ivy VIP (1997 to present).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
James D. Gressett 6300 Lamar Avenue Overland Park, KS 66202 1950	Trustee	2002	Chief Executive Officer (CEO) of CalPac Pizza LLC (2011 to present); CEO of CalPac Pizza II LLC (2012 to present); CEO of PacPizza LLC (Pizza Hut franchise) (2000 to present); Member/CEO, Southern Pac Pizza LLC (2013 to present); Partner, Century Bridge Partners (real estate investments) (2007 to present); Manager, Hartley Ranch Angus Beef, LLC (2013 to present); President, Penn Capital Corp. (1995 to present); Partner, Penn Capital Partners (1999 to present).	83	Member/Secretary, The Metochoi Group LLC (1999 to present); Member/Chairman, Idea Homes LLC (homebuilding and development) (2013 to present); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2017 to present); Trustee, Ivy VIP (2017 to present).
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1967	Trustee Independent Chairman	1998 2006	Dean, College of Law, Vice President, University of Oklahoma (2010 to present); Managing Member, Harroz Investments, LLC, (commercial enterprises) (1998 to present).	83	Director and Shareholder, Valliance Bank (2007 to present); Director, Foundation Healthcare (formerly Graymark HealthCare) (2008-2017); Trustee, The Mewbourne Family Support Organization (2006 to present) (non-profit); Independent Director, LSQ Manager, Inc. (real estate) (2007-2016); Director, Oklahoma Foundation for Excellence (non-profit) (2008 to present); Independent Chairman and Trustee, Waddell & Reed Advisors Funds (Independent Chairman: 2015-2018; Trustee: 1998-2018); Independent Chairman and Trustee, IVH (2013 to present); Independent Chairman and Trustee, NextShares (2016 to present); Independent Chairman and Trustee, InvestEd (Independent Chairman: 2015 to present; Trustee: 2001 to present); Independent Chairman and Trustee, Ivy VIP (Independent Chairman: 2015 to present; Trustee: 1998 to present).

Name, Address and Year of Birth	Position Held with the Trust	Trustee Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held During Past 5 Years
Glendon E. Johnson, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1951	Trustee	2002	Of Counsel, Lee & Smith, PC (law firm, emphasis on finance, securities, mergers and acquisitions law) (1996 to present); Owner and Manager, Castle Valley Ranches, LLC (ranching) and Castle Valley Outdoors, LLC (outdoor recreation) (1995 to present); Formerly, Partner, Kelly, Drye & Warren LLP (law firm) (1989-1996); Partner, Lane & Edson PC (law firm) (1987-1989).	83	Director, Thomas Foundation for Cancer Research (non-profit) (2005 to present); Director, Warriors Afield Legacy Foundation (non-profit) (2014 to present); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2017 to present); Trustee, Ivy VIP (2017 to present).
Frank J. Ross, Jr. Polsinelli PC 900 West 48th Place Suite 900 Kansas City, MO 64112 1953	Trustee	2017	Shareholder/Director, Polsinelli PC (law firm) (1980 to present).	83	Trustee, Waddell & Reed Advisors Funds (1996-2018); Trustee, IVH (2017 to present); Trustee, NextShares (2017 to present); Trustee, InvestEd (2001 to present); Trustee, Ivy VIP (1996 to present).
Michael G. Smith 6300 Lamar Avenue Overland Park, KS 66202 1944	Trustee	2002	Retired; formerly, with Merrill Lynch as Managing Director of Global Investor Client Strategy (1996-1998), Head of Regional Institutional Sales (1995-1996) and of U.S. Central Region (1986-1995, 1999).	83	Director, Executive Board, Cox Business School, Southern Methodist University (1998 to present); Lead Director, Northwestern Mutual Funds (2003-2017); Director, CTMG, Inc. (clinical testing) (2008-2015); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2017 to present); Trustee, Ivy VIP (2017 to present).
Edward M. Tighe 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1999	Retired; formerly, CEO and Director of Asgard Holdings, LLC (computer network and security services) (2002-2004); President, Citco Technology Management (1995-2000); CEO, Global Mutual Fund Services (1993-2000); Sr. Vice President, Templeton Global Investors (1988-1992).	83	Trustee, Hansberger Institutional Funds (2000-2007); Director, The Research Coast Principium Foundation, Inc. (non-profit) (2012-2015); Trustee, Waddell & Reed Advisors Funds (2017-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2017 to present); Trustee, Ivy VIP (2017 to present).

Interested Trustees

Mr. Herrmann is "interested" by virtue of his former engagement as an officer of Waddell & Reed Financial, Inc. ("WDR") or its wholly owned subsidiaries, including each Fund's investment manager, Ivy Investment Management Company (IICO), each Fund's principal underwriter, Ivy Distributors, Inc. (IDI), and each Fund's shareholder servicing and accounting services agent, Waddell & Reed Services Company, doing business as WI Services Company ("WISC"), as well as by virtue of his personal ownership in shares of WDR.

Name, Address and Year of Birth	Position(s) Held with the Trust	Trustee/Officer Since	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex Overseen	Other Directorships Held
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 1942	Trustee	1998	Retired, Non-Executive Chairman of the Board, WDR (2016-2018); Formerly Chairman, WDR (2010-2018); CEO, WDR (2005-2016); President, CEO and Chairman, IICO (2002-2016); President, CEO and Chairman, Waddell & Reed Investment Management Company (WRIMCO) (1993-2016); President of each of the funds in the Fund Complex (for Ivy Funds: 2001-2016).	83	Director, WDR, (1998 to present); Director, IICO (2002-2016); Director, WRIMCO (1991-2016); Director, WISC (2001-2016); Director, W&R Capital Management Group, Inc. (2008-2016); Director, Waddell &Reed (1993-2016); Director, Blue Cross Blue Shield of Kansas City (2007-2017); Trustee, Waddell & Reed Advisors Funds (1998-2018); Trustee, IVH (2013 to present); Trustee, NextShares (2016 to present); Trustee, InvestEd (2001 to present); Trustee, Ivy VIP (1998 to present).

Officers

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. The Trust's principal officers are:

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Jennifer K. Dulski 6300 Lamar Avenue Overland Park, KS 66202 1980	Secretary	2017	2017	Secretary for each of the funds in the Fund Complex (2017 to present); Senior Vice President and Associate General Counsel of Waddell & Reed and IDI (2018 to present).
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 1969	Vice President Treasurer Principal Financial Officer	2008 2008 2008	2006 2006 2007	Principal Financial Officer of each of the funds in the Fund Complex (2007 to present); Vice President and Treasurer of each of the funds in the Fund Complex (2006 to present); Principal Accounting Officer of each of the funds in the Fund Complex (2006-2017); Assistant Treasurer of each of the funds in the Fund Complex (2003-2006); Vice President of Waddell & Reed Services Company (WRSCO) (2007 to present).
Philip J. Sanders 6300 Lamar Avenue Overland Park, KS 66202 1959	President	2016	2016	CEO of WDR (2016 to present); President, CEO and Chairman of IICO and WRIMCO (2016 to present); President of each of the funds in the Fund Complex (2016 to present); CIO of WDR (2011 to present); CIO of IICO and WRIMCO (2010 to present).

Name, Address and Year of Birth	Position(s) Held with the Trust and Fund Complex	Officer of Trust Since	Officer of Fund Complex Since*	Principal Occupation(s) During Past 5 Years
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 1968	Vice President Chief Compliance Officer	2008 2008	2006 2004	Chief Compliance Officer (2004 to present) and Vice President (2006 to present) of each of the funds in the Fund Complex; Vice President of IICO and WRIMCO (2006 to present).
Philip A. Shipp 6300 Lamar Avenue Overland Park, KS 66202 1969	Assistant Secretary	2012	2012	Assistant Secretary of each of the funds in the Fund Complex (2012 to present); Vice President of Waddell & Reed and IDI (2010-present).
John E. Sundeen, Jr. 6300 Lamar Avenue Overland Park, KS 66202 1960	Vice President	2008	2006	Senior Vice President (1999 to present) and Chief Administrative Officer (2006 to present) of WDR; Executive Vice President and Chief Administrative Officer of IICO and WRIMCO (2004 to present); Executive Vice President of WRSCO (2016 to present).

* This is the date when the officer first became an officer of one or more of the funds that are the predecessors to current funds within Ivy Funds (each, a predecessor fund) (if applicable).

(UNAUDITED)

The following privacy notice is issued by Ivy Funds (the "Funds"), Ivy Investment Management Company ("IICO") and Ivy Distributors, Inc. ("IDI").

Information Collected

We collect nonpublic personal information about you from your account application and other forms that you may deliver to us, and from your transactions with us and our affiliates. This is information that regulators consider necessary for the proper servicing of your account. In order to affect your transactions and service your account properly, we may disclose all of the information that we collect, as described above, to firms that assist us in servicing your account, such as our transfer agent.

Confidentiality of Information Collected

All records containing your nonpublic personal information are kept at our various service providers. These entities include IICO, IDI and our transfer agent and administrative services provider. We require these affiliates, and any non-affiliated service providers, to protect the confidentiality of your information and to use the information only for the purposes for which disclosure to them is made. The Funds, IICO, IDI and other service providers restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you and maintain physical, electronic, and procedural safeguards that comply with federal standards to maintain the security of your nonpublic personal information.

Disclosure of Information in Limited Circumstances

We do not disclose nonpublic personal information about present or former customers to nonaffiliated third parties, except as permitted or required by law. In connection with servicing your account, your nonpublic personal information may be shared among the entities named in this notice, their affiliates, and non-affiliates, including a transfer agent or other service companies. We will adhere to the policies and practices above for both current and former customers.

PROXY VOTING INFORMATION

(UNAUDITED)

Proxy Voting Guidelines

A description of the policies and procedures Ivy Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.923.3355 and (ii) on the Securities and Exchange Commission's ("SEC") website at www.sec.gov.

Proxy Voting Records

Information regarding how the Trust voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through the Ivy Investments' website at www.ivyinvestments.com and on the SEC's website at www.sec.gov.

QUARTERLY PORTFOLIO SCHEDULE INFORMATION

IVY FUNDS

Portfolio holdings can be found on the Trust's website at www.ivyinvestments.com. Alternatively, a complete schedule of portfolio holdings of each Fund for the first and third quarters of each fiscal year is filed with the SEC and can be found on the Trust's Form N-Q. These holdings may be viewed in the following ways:

- On the SEC's website at www.sec.gov.
- For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.

TO ALL TRADITIONAL IRA PLANHOLDERS:

IVY FUNDS

As required by law, we are hereby providing notice to you that income tax may be withheld automatically from any distribution or withdrawal from a traditional IRA. A Fund is generally required to withhold taxes unless you make a written election not to have taxes withheld. The election may be made on the distribution/withdrawal form provided by Waddell & Reed, Inc. which can be obtained from your Waddell & Reed representative or by submitting Internal Revenue Service Form W–4P. Once made, an election can be revoked by providing written notice to Waddell & Reed, Inc. If you elect not to have tax withheld you may be required to make payments of estimated tax. Penalties may be imposed by the IRS if withholding and estimated tax payments are not adequate.

HOUSEHOLDING NOTICE

IVY FUNDS

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Trust) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

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THE IVY FUNDS FAMILY

Domestic Equity Funds

Ivy Accumulative Fund

Ivy Core Equity Fund

Ivy Large Cap Growth Fund

Ivy Mid Cap Growth Fund

Ivy Mid Cap Income Opportunities Fund

Ivy Small Cap Core Fund

Ivy Small Cap Growth Fund

Ivy Value Fund

Global/International Funds

Ivy Emerging Markets Equity Fund

Ivy Global Equity Income Fund

Ivy Global Growth Fund

Ivy International Small Cap Fund[1]

1   (formerly known as Ivy IG International Small Cap Fund)

Ivy International Core Equity Fund

Ivy Managed International Opportunities Fund

Ivy Pictet Emerging Markets Local Currency Debt Fund

Ivy Pzena International Value Fund[2]

2   (formerly known as Ivy Cundill Global Value Fund)

Index Funds

Ivy ProShares Interest Rate Hedged High Yield Index Fund

Ivy ProShares MSCI ACWI Index Fund

Ivy ProShares Russell 2000 Dividend Growers Index Fund

Ivy ProShares S&P 500 Bond Index Fund

Ivy ProShares S&P 500 Dividend Aristocrats Index Fund

Speciality Funds

Ivy Apollo Multi-Asset Income Fund

Ivy Asset Strategy Fund

Ivy Balanced Fund

Ivy Energy Fund

Ivy LaSalle Global Real Estate Fund

Ivy Natural Resources Fund

Ivy Science and Technology Fund

Ivy Securian Real Estate Securities Fund[3]

3   (formerly known as Ivy Advantus Real Estate Securities Fund)

Ivy Wilshire Global Allocation Fund

Fixed Income Funds

Ivy Apollo Strategic Income Fund

Ivy California Municipal High Income Fund

Ivy Corporate Bond Fund

Ivy Crossover Credit Fund

Ivy Global Bond Fund

Ivy Government Securities Fund

Ivy High Income Fund

Ivy Limited-Term Bond Fund

Ivy Municipal Bond Fund

Ivy Municipal High Income Fund

Ivy Pictet Targeted Return Bond Fund

Ivy PineBridge High Yield Fund

Ivy Securian Core Bond Fund[4]

4   (formerly known as Ivy Advantus Bond Fund)

Money Market Funds

Ivy Cash Management Fund

Ivy Government Money Market Fund

1.888.923.3355

Visit us online at www.ivyinvestments.com

The Ivy Funds are managed by Ivy Investment Management Company and distributed by its subsidiary, Ivy Distributors, Inc.

Before investing, investors should consider carefully the investment objectives, risks, charges and expenses of a mutual fund. This and other important information is contained in the prospectus and summary prospectus, which may be obtained at www.ivyinvestments.com or from a financial advisor. Read it carefully before investing.